As filed with the Securities and Exchange Commission on October 20, 2016

Registration No. 333-205439

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Univision Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4833	20-8616665
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

605 Third Avenue, 33rd Floor

New York, NY 10158

(212) 455-5200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan Schwartz, Esq.

Chief Legal and Corporate

Affairs Officer and Secretary

605 Third Avenue, 33rd Floor

New York, NY 10158

(212) 455-5200 (Phone)

(646) 964-6681 (Fax)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	James J. Clark, Esq. William J. Miller, Esq. John A. Tripodoro, Esq. Cahill Gordon & Reindel LLP Eighty Pine Street New York, New York 10005 (212) 701-3000 (Phone) (212) 269-5420 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED OCTOBER 20, 2016

             Shares

Univision Holdings, Inc.

Class A Common Stock

This is an initial public offering of the shares of Class A common stock of Univision Holdings, Inc. (the “Issuer”). We are offering              shares of our Class A common stock. No public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “UVN.”

Investing in the Class A common stock involves risks. See “Risk Factors” beginning on page 21.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts	Proceeds to Company(1)
Per share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to              additional shares of Class A common stock at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2016.

Morgan Stanley	Goldman, Sachs & Co.	Deutsche Bank Securities

Allen & Company LLC	Barclays	BofA Merrill Lynch

Citigroup	Credit Suisse	Guggenheim Securities

J.P. Morgan	Wells Fargo Securities

Natixis

Cabrera Capital Markets, LLC	Guzman & Company	Lebenthal Capital Markets

Loop Capital Markets	Ramirez & Co., Inc.	The Williams Capital Group, L.P.

                    , 2016

UNIVISION IS THE LEADING MEDIA COMPANY SERVING HISPANIC AMERICA

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any other information other than that contained in this prospectus. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell and seeking offers to buy these securities only in jurisdictions where the offers and sales are permitted. The information contained in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

Trademarks and Trade Names

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights. This prospectus may include trademarks, service marks or trade names of other companies. Our use or display of other parties’ trademarks, service marks, trade names or products is not intended to, and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, service mark or trade name owners.

Market and Industry Information

Market and industry data used throughout this prospectus, including information regarding market share and market position and industry data pertaining to our business contained in this prospectus are, unless otherwise noted, estimates based on (i) data and reports compiled by industry and government organizations including The Nielsen Company (US), LLC (“Nielsen”), the U.S. Census Bureau, Population Division (“U.S. Census”), Audience Partners, LLC (“Audience Partners”), SNL Kagan, LLC (“SNL Kagan”), Burke, Inc. (“Burke”), Joint Center for Housing Studies (“JCHS”) of Harvard University, the Federal Communications Commission (“FCC”), comScore, Adobe Analytics, Google Analytics, Ooyala, Inc. (“Ooyala”), Kantar Media Intelligence Ltd. (“Kantar Media Intelligence”), ShareThis Inc. (“ShareThis”), Selig Center for Economic Growth at the University of Georgia (“Selig Center for Economic Growth”), The Wall Street Journal, Pew Research Center (“Pew”) and industry analysts and (ii) our management’s knowledge of our business, markets and industry and the good faith estimates of management. Consistent with industry practice, in measuring our television station group we have not applied

i

the ultrahigh frequency (“UHF”) “discount,” (the “UHF Discount”) referred to in the FCC’s national television ownership rules which formerly permitted television station groups to discount by 50% the reach of their UHF stations for purposes of determining compliance with the FCC’s national cap on such a group’s audience reach.

In this prospectus, we refer to the Nielsen ratings terms “television households,” which means those households that have one or more television receivers whether the set(s) may be out of order or not used, and “pay-TV households,” which means those households that have the ability to receive cable channels via a wire to the home from a cable head-end located in the community or via any other alternate delivery source such as C-Band Satellite Dish, Direct Broadcast Satellite TV systems and wireless cable. “U.S. Hispanic television households” and “U.S. Hispanic pay-TV households” means television households or pay-TV households, respectively, in the U.S. in which the head-of-household is Hispanic.

Unless otherwise specified herein:

•

references to our networks’ ratings rankings refer to their ratings rankings in primetime (defined as 8-11 PM, Monday through Saturday, and 7-11 PM Sunday) and to their ratings rankings among viewers aged 18 to 49;

•	references to the “last television season” refer to the period from September 22, 2014 to September 20, 2015;

•	references to “DMAs” refer to designated market areas as measured by Nielsen;

•	references to our exclusive audience in comparison to other broadcast and cable networks refer to persons that are not otherwise reached by any other top 10 broadcast or cable network;

•	television and radio ratings data is sourced from studies or publications of Nielsen;

•

television reach data is sourced from studies or publications of Nielsen, and is based on a 6+ minute qualified audience total day among viewers of all ages across our broadcast and cable networks and our owned and operated and broadcast network affiliate stations and the English-language cable networks of our strategic investments in El Rey and Fusion;

•

radio reach data is sourced from studies or publications of Nielsen, and is based on aggregate reach total day among viewers 12+ across our English-language and Spanish-language owned and operated radio stations and those non-owned and operated Spanish-language radio stations for which we provide programming;

•

digital reach data is sourced from studies or publications of comScore for Univision.com and our other digital properties, including the English-language digital platforms of The Root, those of our controlled investment in The Onion, and those of our strategic investments in El Rey and Fusion;

•	our total overall unduplicated reach data is derived from our internal estimates;

•	U.S. population data and population growth projections are sourced from U.S. Census population projections as of December 2014 and June 2016;

•	voter information is sourced from U.S. Census, Audience Partners and Pew;

•	U.S. Hispanic population data and population growth statistics are sourced from the U.S. Census, The Wall Street Journal, Nielsen and Pew;

•	references to “mobile unique visitors,” “unique users” and statistics that are measured “across desktop and mobile” are sourced from data, research, opinions or viewpoints published by comScore;

•	references to our “owned and operated” television stations include stations for which third parties provide operational support pursuant to joint sales agreements (“JSAs”);

•	data relating to, or projections of, buying power and employment growth are sourced from the Selig Center for Economic Growth and The Wall Street Journal;

ii

•

references to “household income” refer to “total money income” as defined by the U.S. Census which is the sum of money wages and salaries, net income from self-employment, and income other than earnings, and the total income of a household is the sum of the amounts received by all income recipients in the household;

•	new U.S. household formation projections are sourced from JCHS;

•	rankings and data regarding our online and mobile websites by “page views” and “video views” are sourced from Adobe Analytics, Google Analytics and Ooyala;

•	retransmission revenue projections are sourced from SNL Kagan;

•	estimates of the market size for media advertising targeting Hispanic America are sourced from Kantar Media Intelligence; and

•	statements regarding the social media habits of U.S. Hispanics are sourced from ShareThis.

iii

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and related notes thereto and the other documents to which this prospectus refers before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company,” or “Univision” refer to Univision Holdings, Inc. and its consolidated subsidiaries. Our authorized classes of common stock prior to the consummation of this offering consist of Class A, Class A-1, Class B, Class C and Class D common stock. In connection with the consummation of this offering, we will amend and restate our certificate of incorporation to reclassify all of our existing Class A-1, Class B, Class C and Class D common stock as Class S-1, Class S-2, Class T-1 and Class T-2 common stock, respectively, and authorize new Class T-3 common stock (the “Equity Recapitalization”). Our Class A common stock will remain unchanged. As used in this prospectus, references to “common stock” refer to our Class A common stock, Class A-1 common stock, Class B common stock, Class C common stock and Class D common stock, collectively, when used to refer to periods prior to the Equity Recapitalization and to our Class A common stock, Class S-1 common stock, Class S-2 common stock, Class T-1 common stock, Class T-2 common stock and Class T-3 common stock, collectively, when used to refer to periods following the Equity Recapitalization.

MISSION STATEMENT

Our mission is to inform, entertain, and empower Hispanic America.

OVERVIEW

Univision is the leading media company serving Hispanic America. We produce and deliver content across multiple media platforms to inform, entertain, and empower Hispanic America. We have an over 50 year multi-generational relationship with our audience and are the most recognized and trusted brand in Hispanic America. We earned the highest brand equity score among U.S. media brands among Spanish-language-dominant and bilingual Hispanics in a brand equity research study conducted by Burke in 2015. We estimate that we reached an average of approximately 83 million unduplicated media consumers monthly for the six months ended June 30, 2016 and our commitment to high-quality, culturally-relevant programming combined with our multi-platform media properties has enabled us to become the #1 destination for entertainment, sports events, and news among U.S. Hispanics. Our flagship network, Univision Network, has been the most-watched U.S. Spanish-language broadcast network since its ratings were first measured by Nielsen in 1992. We have a strategic relationship with Grupo Televisa, S.A.B. and its affiliates (“Televisa”), the largest media company in the Spanish-speaking world and a top programming producer, for exclusive, long-term access to its premium entertainment and sports content in the U.S.

We serve a young, digitally savvy and socially engaged community. U.S. Hispanics are the youngest major demographic as of July 2015, have contributed the most to population growth in the U.S. since April 2010 and have rapidly growing buying power as of September 2015. Marketers are increasingly targeting Hispanic America and its expanding economic, cultural and political influence. We own the leading and growing portfolio of Spanish-language media platforms in the U.S. across broadcast and cable television, digital and radio, enhancing our value to both our distribution and marketing partners as the gateway to Hispanic America. Our local television and radio stations are among the leading stations in their markets, regardless of language, and provide us with a unique ability to connect with our audiences and target advertisers at the local level. We believe our “must-see” content coupled with our ownership of local television stations allows us to maximize subscription fees from multichannel video programming distributors (“MVPDs”), and to benefit from the largest broadcast spectrum portfolio of any broadcaster in the U.S. as measured by the number of people reached by each megahertz of spectrum (“MHz-Pops”). We believe we are well-positioned for growth and have the opportunity to continue to expand our audience and to monetize our attractive audience demographics, leading content across multiple platforms and spectrum assets.

Hispanic America continues to be a highly attractive audience demographic, exhibiting strong growth and economic and political influence in the U.S., representing:

•	57 million people as of December 2014, growing to an estimated 77 million by 2030;

•	$1.3 trillion of buying power in 2015, projected to grow to $1.7 trillion by 2020;

•	40% of projected new U.S. household formation from 2015 to 2025;

•	approximately 75% of expected U.S. employment growth from 2020 to 2034;

•	the youngest major demographic in the U.S. with approximately 60% of the U.S. Hispanic population 34 or younger as of July 2015; and

•

a registered voter base of 15.8 million U.S. Hispanics, which is approximately 10% of the total voter base as of January 2016, up 15% from 2012 while growth of non-Hispanic voters remained relatively flat over the same period.

We operate our business through two segments: Media Networks and Radio

•

Media Networks: Our principal segment is Media Networks, which includes 23 broadcast and cable networks and digital and mobile properties. We operate two broadcast television networks. Univision Network is the most-watched broadcast television network among U.S. Hispanics, available in approximately 93% of U.S. Hispanic television households. UniMás is among the leading Spanish-language broadcast television networks. In addition, we operate 10 cable networks, including Galavisión, the leading Spanish-language cable network among U.S. Hispanics, and Univision Deportes Network, the most-watched Spanish-language sports cable network among U.S. Hispanics. We own and operate 59 local television stations, including stations located in the largest markets in the U.S., which is more owned and operated local television stations than any of the top four English-language broadcast networks. In addition, we provide programming to 75 broadcast network station affiliates. Our digital properties consist of online and mobile websites and apps, which generated, on average monthly in the second quarter of 2016, 315 million page views. Univision.com is our flagship digital property and is the #1 most visited Spanish-language website among U.S. Hispanics, and Univision Now is our direct-to-consumer internet subscription service. In addition, we have made a series of strategic investments in digital assets that target multicultural and young, diverse audiences including acquiring The Root, a controlling interest in The Onion and all of our former joint venture partner’s interests in Fusion, including its digital properties. In September 2016, we also acquired the assets of Gawker Media Group, Inc. (“Gawker Media”) relating to the digital media business of the digital platforms Gizmodo, Jalopnik, Jezebel, Deadspin, Lifehacker and Kotaku, which we are operating as the Gizmodo Media Group (“GMG”). Our Media Networks segment accounted for approximately 90% of our revenues in 2015.

•

Radio: We have the largest Spanish-language radio group in the U.S. and our stations are frequently ranked #1 or #2 among Spanish-language stations in many major markets. We own and operate 67 radio stations, including stations in 16 of the top 25 DMAs. Our radio stations reach nearly 15 million listeners per week and cover approximately 74% of the U.S. Hispanic population. Our Radio segment also includes Uforia, a comprehensive digital music platform, which includes a total of 67 radio stations (including 14 exclusive digital stations), over 60 playlists categorized by mood and a library of more than 35 million songs. Our Radio segment accounted for approximately 10% of our revenues in 2015.

We have a long standing strategic relationship with Televisa, which owns a significant equity interest in us. Under our program license agreement with Televisa, as amended on July 1, 2015 (the “Televisa PLA”), we have exclusive long-term U.S. broadcast and digital rights (with limited exceptions) to Televisa’s programming, including premium Spanish-language telenovelas, sports, sitcoms, reality series, news programming, and feature films. In 2015, Televisa produced over 89,000 hours of programming. Our long-term collaborative relationship with Televisa provides us with an opportunity to take advantage of and respond to the evolving demands of our target demographic, and access to digital media, telenovelas and the broadcast of additional Mexican soccer league games. We utilize this programming to help establish new cable networks and digital platforms. Upon consummation of this offering, the term of the Televisa PLA will continue until the later of 2030 or 7.5 years after Televisa has voluntarily sold a specified portion of its shares of our common stock, unless certain change of control events happen, in which case the Televisa PLA will expire on the later of 2025 or 7.5 years after Televisa has voluntarily sold a specified portion of its shares of our common stock. See “—Our Relationship with Televisa.”

We are led by a seasoned executive management team with deep industry knowledge. Mr. Falco has served as our President and Chief Executive Officer since 2011. Under Mr. Falco’s leadership, we have fortified our unique relationship with Hispanic America, expanded our portfolio of cable networks and built our digital and mobile platforms. We have grown our revenue by over 17% and adjusted operating income before depreciation and amortization (“Adjusted OIBDA”) (as further described in “—Summary Historical Financial and Other Data”) by approximately 39% since 2012 and maintained a stable cost structure enabling us to generate free cash flow and reinvest in our business. Under our management team and through our strategic relationship with Televisa, we have continued our transformation from a single broadcast network into the leading media company serving Hispanic America.

We generate revenue from advertising on our media networks and radio stations as well as subscription fees, which include retransmission and affiliate fees, paid by our distribution partners. We expect our advertising revenue growth to continue to outperform our English-language media peers and our recurring subscription fees to make up an increasingly larger percentage of our total revenue. For the years ended December 31, 2013, 2014, and 2015 we generated revenue of $2.6 billion, $2.9 billion and $2.9 billion; net income attributable to Univision Holdings, Inc. of $216.2 million, net income attributable to Univision Holdings, Inc. of $1.9 million and a net loss attributable to Univision Holdings, Inc. of $78.7 million; Adjusted OIBDA of $1.1 billion, $1.2 billion and $1.3 billion; and Adjusted Free Cash Flow (as defined in “—Summary Historical Financial and Other Data”) of $(92.4) million, $335.6 million and $381.7 million, respectively. For the six months ended June 30, 2016, we generated revenue of $1,460.7 million, net income attributable to Univision Holdings, Inc. of $141.4 million; Adjusted OIBDA of $625.1 million and Adjusted Free Cash Flow of $198.4 million.

THE HISPANIC AMERICA MARKET OPPORTUNITY

Our market opportunity is driven by highly attractive trends within Hispanic America and the power of “must-see” content in today’s media landscape.

•	Hispanic population growth and increased buying power.

There are approximately 57 million U.S. Hispanics representing approximately 18% of the total U.S. population. U.S. Hispanics have contributed the most growth of any group in the U.S. in recent years, accounting for approximately half of the growth of the total population from 2010 to 2015. By 2030, it is estimated that there will be over 77 million U.S. Hispanics, representing nearly 22% of the total U.S. population. The estimated buying power of U.S. Hispanics is projected to increase from $1.3 trillion in 2015 to $1.7 trillion by 2020. In addition, U.S. Hispanics are expected to account for 40% of employment growth in the U.S. from 2015 to 2020.

•	U.S. Hispanics’ preference for Spanish-language content.

The number of U.S. Hispanics who speak Spanish in the home is projected to increase from 37 million in 2014 to 55 million by 2034. U.S. Hispanics speaking Spanish in the home are estimated to comprise approximately 65% of the U.S. Hispanic population by 2034. Between 2001 and 2013, the percentage of Spanish-speaking U.S. Hispanic households consuming Spanish-language television rose from 65% to 70%. Over the same period, the percentage of bilingual U.S. Hispanic households consuming Spanish-language television also increased from 36% to 46%. Accordingly, U.S. Hispanics exhibit a strong preference to watch television in their native language. On account of these trends, we believe advertisers and media distributors will increasingly seek to reach U.S. Hispanics through Spanish-language media platforms.

•	Attractive advertising market dynamics of Hispanic America.

We believe Hispanic America is an attractive demographic for advertisers as a result of the growing population and increased buying power of U.S. Hispanics and that advertisers will continue to increase the amount they spend on Spanish-language advertising targeting U.S. Hispanic consumers. Based on a 2015 Nielsen brand effectiveness study, ads on Spanish-language broadcasts had a higher brand likability score among U.S. Hispanics than ads for the same brand on English-language broadcasts. In addition, the U.S. Hispanic demographic is growing in size and political importance, representing approximately 10% of the total voter base as of January 2016, up 15% from 2012 while growth of non-Hispanic voters remained relatively flat over the same period. With approximately 800,000 U.S. Hispanics turning 18 each year, it is estimated that by November 2016, approximately 27 million U.S. Hispanics will be eligible to vote. We believe these trends will result in increased spending on political/advocacy advertising targeted at Hispanic America. While U.S. Hispanic households represented approximately 10% of total U.S. household income in 2014, spending in Spanish-language media was only approximately 5% of total advertising in 2015 based on Kantar Media Intelligence. We believe the difference between household income and advertising spend is the result of a lower number of advertisers targeting U.S. Hispanics as compared to those that target the overall U.S. population and lower prices for Spanish-language advertising as compared to English-language advertising. Given the market dynamics of this audience, we believe advertisers will allocate a higher proportion of their advertising dollars targeting Hispanic America as they gain a better understanding of the importance and influence of this audience.

•	Hispanic pay-TV penetration growth.

U.S. Hispanic pay-TV subscribers are expected to continue to grow, driven by the rapid growth in U.S. Hispanic households and historic trends of pay-TV adoption among U.S. Hispanics. U.S Hispanic pay-TV subscribers increased over 17% between November 2008 and November 2015, while U.S. non-Hispanic pay-TV subscribers declined 4% over the same period. As of November 2015, approximately 81% of U.S. Hispanic households were pay-TV subscribers while 86% of U.S. non-Hispanic households were pay-TV subscribers. Given the decline in U.S. non-Hispanic pay-TV households, U.S. Hispanics offer an attractive demographic for pay-TV providers to target in order to achieve growth. We believe Hispanic pay-TV growth will continue to drive increasing subscription fees for Spanish-language media networks from MVPDs.

•	Favorable media industry dynamics, subscription fee growth and media consumption trends.

We believe “must-see” content delivered at scale is particularly important in today’s fragmented media environment. Content providers delivering large and loyal audiences who prefer live “event” viewing have the ability to generate increased demand and drive growth in advertising revenue and subscription fees (including retransmission and affiliate fees) from MVPDs. Over the next few years, retransmission revenues for the top four English-language broadcast networks are projected to grow on a percentage basis in the high teens annually and affiliate fees for the top cable networks are projected to grow on a percentage basis in the mid-to-high single digits annually. We believe that networks with “must-see” content should capture a disproportionate share of the projected increases in subscription fees.

Media consumption trends are shifting as audiences use media across multiple platforms. Content providers are responding by making their content more broadly available on digital platforms, particularly targeting multicultural and young, diverse audiences who are increasingly seeking to consume content online via smartphones and tablets. The delivery of content on multiple platforms continues to be particularly attractive to Hispanic America. U.S. Hispanics are over 10 years younger than the national average of non-Hispanics, they are highly connected (with approximately 72% owning a smartphone which is higher than the rate among the overall U.S. population) and technologically proficient (as reflected by the higher per user rate of consumption of digital video among U.S. Hispanics as compared to the overall U.S. population). Additionally, U.S. Hispanics are twice as likely to either share content or click on shared content on social media as non-Hispanics. We believe that established content providers delivering media across multiple platforms are well-positioned to benefit from these shifting media consumptions trends, particularly with respect to younger consumers.

OUR COMPETITIVE STRENGTHS

•	Trusted brand that fosters unique and deep relationship with the Hispanic audience.

We have an over 50 year multi-generational relationship with Hispanic America. We earned the highest brand equity score among U.S. media brands among Spanish-language-dominant and bilingual Hispanics in a brand equity research study conducted by Burke in 2015 and our score ranked us among the top-tier global brands. In addition, in terms of viewership, Univision Network has a 57% share among U.S. Hispanics based on the combined television ratings for it and the four largest English-language networks, and U.S. Hispanics choose to watch our primetime shows, evening news, live events and sports programming over comparable programming on English-language networks by a significant margin. Additionally, Univision had 12 of the top 20 primetime programs across U.S. Hispanic viewing audiences during the last television season. We believe the strength of our brand combined with our “must-see” Spanish and English-language content enables us to sustain our leading position and offer the platform of choice for marketers seeking to connect with Hispanic America, including in periods of ratings improvements of competitive programming. Our brand and our large footprint of owned and operated local television and radio stations also enable us to inform, empower and serve as a vital resource for important civic, cultural and political information in the national and local communities that we serve. We also work with community-based organizations, government agencies and corporate sponsors to empower U.S. Hispanics and provide access to vital information and resources. From citizenship and voter registration to education, health and personal finance, we support causes that matter to Hispanic America. The effectiveness of our brand has been instrumental in enabling us to launch our media brand extensions across multiple platforms, as well as new products, services and events. As of April 2016, we have enrolled over 3.6 million consumers to our branded products and services that are available in more than 70,000 retail outlets, and in 2015 over 4.9 million people attended our consumer and empowerment events.

•	Leader in Hispanic media with extensive multi-platform distribution serving Hispanic America as well as multicultural and young, diverse audiences.

We are the leading media company serving Hispanic America and we align our television, radio and digital presence to deliver a Univision branded experience across multiple platforms. We estimate our total unduplicated average monthly audience across our television, radio and digital platforms grew 67% from the year ended December 31, 2012 to the six months ended June 30, 2016 and we estimate that we reached an average of approximately 83 million unduplicated media consumers monthly for the six months ended June 30, 2016. Our audience and multi-platform distribution network position us as the premier gateway to Hispanic America for advertisers and media distributors. Univision Network is the most-watched broadcast television network among U.S. Hispanics, consistently ranked first among U.S. Hispanic viewers. Additionally, Univision Network’s average primetime television viewer is 40 years old as compared to an average age of 54 for the top four English-language broadcast networks. We own Galavisión, the leading Spanish-language cable network among U.S. Hispanics, which is available in approximately 68 million households, and we successfully launched Univision Deportes Network, the most-watched sports cable network among U.S. Hispanics. We have long operated the largest Spanish-language television station group in the U.S. with 59 owned and operated local stations. Our television stations are ranked first in total day and primetime viewing among Spanish-language stations in 16 of 17 DMAs in which we own and operate stations and for which such data is available. We also own the #1 U.S. Hispanic online platform, which includes Univision.com, the most visited Spanish-language website among U.S. Hispanics. We averaged 36 million video views monthly in the second quarter of 2016 across our online, mobile and apps platforms. Among our social media platforms, we generated organic growth across Facebook, Instagram and Twitter of over 700% since the beginning of 2013. Our radio business has long been the #1 Hispanic radio network in the U.S. with 61 stations in 16 of the top 25 DMAs as of January 2016, and we promote key programming events on our other platforms to our radio audience. Additionally, in 2015 and 2016, we have expanded our portfolio of digital assets, including a strategic investment in The Onion, the acquisitions of The Root and certain digital media assets of Gawker Media that we are operating as GMG and the launch of Fusion.net, targeting multicultural and young, diverse audiences. Our advertising sales strategy is focused on offering advertising solutions across our local TV stations, radio stations and online and mobile websites, allowing us to deliver more effective and integrated solutions to our audiences and advertising partners.

•	Access to highly differentiated content with a predictable and scalable cost structure.

Our strategic relationship with Televisa gives us exclusive long-term U.S. broadcast and digital rights (with limited exceptions) to Televisa’s programming, including premium Spanish-language telenovelas, sports, sitcoms, reality series, news programming, and feature films. We believe our “must-see” content, including this programming, results in, excluding sports and special events, 92% of Univision Network’s audience consuming its content live as compared to an average of 54% of the audience of the top four English-language broadcast networks. Additionally, 95% of Univision Network’s audience does not change channels during commercial breaks as compared to an average of 82% of the audience among the top four English-language broadcast networks. The Televisa PLA also provides predictability of a significant portion of our content costs and creates a scalable cost structure as we pay Televisa a fee based on a percentage of our revenue generated by our Spanish-language media networks business. We believe the Televisa PLA reduces the risks associated with procuring and developing premium content by limiting, among other things, our failure costs associated with such programming. As a result of the predictable cost structure, we can cease airing unsuccessful programs without paying Televisa incrementally for unused episodes. Under the Televisa PLA, we can also utilize this programming to help launch new cable networks and digital platforms.

•	Well-positioned to benefit from media industry trends.

We believe the combination of our exclusive, “must-see” content delivered across all of our media platforms to our audience anytime and anywhere and our track record of innovation and investment, positions us to take advantage of prevailing media industry trends. Our strong brand equity and loyal audience allows us to successfully launch new products and introduce emerging platforms. We have been successful in obtaining significant distribution for Univision Deportes Network as well as our English-language cable networks Fusion and El Rey, which was developed through our strategic relationship with filmmaker Robert Rodriguez. In addition, we are an attractive business partner for media companies seeking to reach U.S. Hispanics, as evidenced by our recent license and promotional agreement with Netflix to broadcast two of its originally produced television series and a separate license agreement under which we will license a series that we produce to Netflix. Our integrated, cross-platform solutions allow advertisers to reach U.S. Hispanics at scale and on all devices. Our strong relationships with our distribution partners enable us to expand our distribution footprint and drive increased subscription revenues. Ultimately, we believe that we are well-positioned to continue to capture a significant share of the economic value chain, including subscription fees, revenues from digital properties and other emerging channels.

•	Attractive and resilient business model with compelling long-term cash flow generation.

We have a proven track record of driving revenue growth while maintaining attractive operating margins and generating significant cash flow. Our revenue growth coupled with our focus on operational efficiency has provided us with strong cash flows that have allowed us to continue to invest and drive future growth. Our share of Spanish-language television viewing has remained high, maintaining more than 56% of total Spanish-language television viewing since 2011, our advertising revenues have continued to increase and our business has demonstrated resilience throughout recent economic cycles. We believe U.S. Hispanics are underserved by advertisers, leading to brand, volume and pricing gaps as compared to the top four English-language broadcast networks. We believe this is part of the reason we have demonstrated resiliency during recent economic cycles and ratings fluctuations, as we have been able to narrow those gaps and, as a result, our advertising revenues have increased over the four year period ended December 31, 2015, while the average advertising revenues of the top four English-language broadcast networks have declined over the same period. Because the proportionate share of advertising spend targeting U.S. Hispanics continues to be low as compared to the total household income of U.S. Hispanics, we believe these gaps will continue to narrow in the future. This is expected to have a positive impact on our advertising revenues. In addition to our advertising revenue, we anticipate that our “must-see” content and audience will increase our recurring subscription revenues paid to us by MVPDs resulting in an increased proportion of our revenue governed by long-term distribution contracts, which will positively impact our profitability and improve our visibility into future revenue. We have also maintained a stable cost structure and our strategic relationship with Televisa has provided access to compelling content under a predictable, scalable cost structure. Our cash flow potential is further enhanced because we have approximately $2.0 billion in net operating loss carryforwards that provide for favorable tax attributes and a re-aligned balance sheet with lower borrowing costs as a result of repaying a portion of our outstanding debt with proceeds from this offering.

•	Experienced management team with proven industry expertise.

Our President and Chief Executive Officer Randy Falco and his management team are highly experienced with deep industry knowledge. Under their leadership, we have fortified our brand with Hispanic America, expanded our portfolio of cable networks, built our digital and mobile platforms and broadened our reach by targeting multicultural and young, diverse audiences. Since 2012, we estimate that we have expanded our total unduplicated average monthly media audience reach by 67% to approximately an average of 83 million unduplicated media consumers monthly across our platforms for the six months ended June 30, 2016. Since 2012, our management team has increased revenue by over 17% and Adjusted OIBDA by approximately 39% while maintaining a stable cost structure. At the local level, our management team has been focused on ensuring that we remain the “go-to” resource in Hispanic America. Under our management team and through our strategic relationship with Televisa, we have continued our transformation from a single broadcast network into the leading media company serving Hispanic America.

OUR GROWTH STRATEGIES

We believe we are well-positioned for growth and have an opportunity to continue to expand our audience and to monetize our attractive audience demographics, leading content across multiple platforms and our spectrum assets.

•	Grow audience share and extend the reach of the Univision brand with Hispanic America as well as multicultural and young, diverse audiences.

We believe we are well-positioned to grow our audience and the reach of our brands by strengthening the bond with U.S. Hispanics, expanding across platforms, languages and brands and targeting multicultural and young, diverse audiences. We enhance our unique relationship with our audience by ensuring that we are the “go-to” resource anywhere and anytime for Hispanic America. We continue to develop new networks, expand access to our content across multiple platforms and utilize our local reach to offer branded products, services and events that extend beyond our traditional media outlets. We have launched specialized networks in the U.S. targeting specific audience preferences, including sports (Univision Deportes Network), soap operas (Univision tlnovelas), legacy entertainment (Bandamax, Clasico) and news (ForoTV), and have invested in strategic relationships to launch networks targeted at multicultural and young, diverse audiences seeking English-language content (El Rey and Fusion). We have also recently introduced several Univision branded products and services, including Univision Mobile, a service to provide affordable wireless plans and Univision Farmacia, our prescription drug discount program available at more than 49,000 retail outlets. In addition, we continue to expand our digital reach to include numerous mobile applications, digital streaming video services and internet music players and apps to deliver content to Hispanic America as well as multicultural and young, diverse audiences online and on-the-go.

•	Increase recurring subscription revenue.

We believe we have a meaningful opportunity to capture increased subscription fees from MVPDs. Broadcasters are expected to experience growth in retransmission fees and we are well-positioned to capture an increased share of these growing fees. As we engage in the next iteration of retransmission fee negotiations with MVPDs, our expectation for successful negotiation of increased fees is based on our loyal audience, our “must-see” content, and our large number of owned and operated local stations and affiliates. Univision Network has 74 station affiliates in 40 markets across the U.S. We offer 24 programming hours daily to our affiliates, which we believe is significantly more than the top four English-language broadcast networks provide to their affiliates, and enables us to retain a higher percentage of the subscription fees that we negotiate on behalf of our local broadcast TV affiliates. We also believe that our differentiated portfolio of cable networks and increasing size of our cable network audience will enable us to capture growth in affiliate fees from MVPDs.

•	Expand share of advertising market.

We have an opportunity to continue to improve the monetization of advertising across our media platforms. According to Kantar Media Intelligence, spending in Spanish-language media was approximately $7 billion in 2015. Growth of the population, buying power and political influence of Hispanic America are driving marketers to increase their focus on this demographic. We believe our platforms offer a compelling way to reach Hispanic America in an effective and trusted manner. Among U.S. Hispanics, brands have stronger likability when advertised on Univision than on English-language broadcasts. Also, Univision Network delivers a 71% exclusive audience that does not tune into any other of the top 10 broadcast or cable networks as compared to an average 16% exclusive audience among the top four English-language broadcast networks. Excluding sports and special events, Univision Network has a 92% live viewing audience as compared to a 54% live viewing audience, on average, among the top four English-language broadcast networks. In addition, the advertising time Univision Network airs per hour is significantly lower than English-language broadcast networks, suggesting Univision Network delivers a less cluttered advertising experience. We are also increasingly targeting multicultural and young, diverse audiences through The Root, The Onion, Fusion and GMG by delivering culturally-relevant content across these platforms. As a result, we believe we have an opportunity to sell more advertising inventory and increase our advertising pricing across all platforms. We continue to add new brand advertisers every year, reaching more than 575 brands across our national media networks in 2015, representing an increase of approximately 50% since 2009. We believe we can continue to add more brands and improve advertising monetization across our media networks and platforms.

•	Expand our content across digital and mobile products and platforms.

We continue to be focused on making our Media Networks and Radio content available virtually anywhere and anytime throughout the evolving media landscape. We leverage our existing content across our digital and mobile initiatives to continue to drive growth as audiences consume content and utilize services across an increasing number of platforms. We are focused on continuing to invest and enhance our digital and mobile distribution platforms, including online and mobile properties. Univision.com and Univision Now are our key online and mobile distribution platforms and have driven our advertising revenue growth and established our brand online and on-the-go. We launched digital ventures La Fabrica, Variety Latino, and Flama and acquired The Root, a controlling interest in The Onion, certain digital media assets of Gawker Media that we are operating as GMG and the interests in Fusion held by our former joint venture partner to expand on the offerings of our digital portfolio, and we may make additional digital acquisitions or investments targeting U.S. Hispanics as well as multicultural and young, diverse audiences in the future. We are investing significantly in mobile products and applications, the fastest growing platform for consuming content, and an important platform for reaching U.S. Hispanics as well as multicultural and young, diverse audiences, and we have more than doubled our mobile unique visitors across all of our digital properties from October 2014 to December 2015. In addition to Univision Now, our direct-to-consumer internet subscription service that allows our audience to view our content at anytime from anywhere in the United States and allows us to monetize the relatively high percentage of our audience that views our broadcast networks over the air, we are expanding our digital distribution through other subscription streaming services. In February 2015, we entered into an agreement with Sling TV that includes over-the-top (“OTT”) multi-stream rights for live and video-on-demand content. We were one of the initial launch partners on Sling TV, which we believe demonstrates the “must-see” nature of our content. We expect additional third-party streaming services to launch in the future and we believe that our content will be an important part of these offerings.

•	Evaluate potential monetization of our spectrum assets.

We hold the most broadcast spectrum of any broadcaster in the U.S. (determined on a MHz-Pops basis) and we hold multiple licenses in most of the largest markets in the U.S. Spectrum is a strategic asset, which we believe has significant option value. With the success of the recent AWS-3 spectrum auction, which generated $45 billion of proceeds, the underlying value of our spectrum is substantial. We believe we have an opportunity to realize significant value from our spectrum assets without adversely affecting our existing networks or stations, and we have filed applications to participate as a bidder in the FCC’s planned broadcast TV spectrum incentive auction (the “Broadcast Incentive Auction”) to monetize a portion of our spectrum assets. If we participate in the Broadcast Incentive Auction, we will work to ensure that our ability to operate our broadcast business will not be adversely affected. In most of our largest markets, we believe we can contribute a 6 MHz channel to the auction and utilize another 6 MHz channel through a third party channel sharing arrangement or combine our Univision and UniMás networks on our other 6 MHz channel in that market through a self-sufficient solution. In the upcoming Broadcast Incentive Auction, (i) we have filed applications to participate as a bidder to sell a portion of our spectrum in select markets, which, if granted, would require us to enter into a channel sharing arrangement with a third-party station owner in the applicable market in exchange for a to-be-determined portion of the proceeds from such sale or utilize this self-sufficient solution, or (ii) we will seek to monetize a portion of our spectrum in certain markets by entering into channel sharing arrangements whereby we host one or more other broadcasters’ stations on one or more of our operating channels in exchange for a portion of such broadcasters’ proceeds from their spectrum sale in the auction. Beyond the upcoming auction, we believe there are additional opportunities to utilize our spectrum to generate significant value. These opportunities include broadcast delivery of mobile video, data, linear networks, and non-linear content direct to consumers or through relationships with our distribution partners and consumer product manufacturers.

OUR RELATIONSHIP WITH TELEVISA

We have a long standing strategic relationship with Televisa. Under the Televisa PLA, we have significant exclusive long-term U.S. broadcast and digital rights (with limited exceptions) to all of Televisa’s programming (for which it has U.S. rights), which includes premium Spanish-language programming, including telenovelas, sports, sitcoms, reality series, news programming, and feature films. At the time of this offering, Televisa beneficially owns              shares, or approximately     % (    % if the underwriters’ option is exercised in full) of our outstanding shares of common stock. In addition, Televisa owns warrants exercisable for              shares of common stock. Upon the exercise of these warrants, Televisa would beneficially own              shares, or approximately     % (    % if the underwriters’ option is exercised in full) of our outstanding common stock. See “Description of Capital Stock” and “Principal Stockholders.” Our collaborative relationship with Televisa provides us with an opportunity to take advantage of and respond to the evolving demands of our target demographic, including digital media, telenovelas and the broadcast of additional Mexican soccer league games. We utilize this programming to help establish new cable networks and digital platforms. Upon consummation of this offering the term of the Televisa PLA will continue until the later of 2030 or 7.5 years after Televisa voluntarily sells at least two-thirds of the              shares (including the              shares issuable upon the exercise of the warrants) that it held immediately following its investment in us (the “Televisa Sell-Down”), unless certain change of control events happen, in which case the Televisa PLA will expire on the later of 2025 or 7.5 years following a Televisa Sell-Down.

OUR PRINCIPAL STOCKHOLDERS

In March 2007, Univision was acquired by a consortium of private equity sponsors including Madison Dearborn Partners, Providence Equity Partners, TPG Global, LLC and its affiliates, Thomas H. Lee Partners and Saban Capital Group and their respective affiliates (collectively, the “Investors”). In December 2010, Televisa invested $1.2 billion in us and assigned certain other interests to us for a 5% equity stake in us, and debentures convertible into an additional 30% equity stake in us, subject to applicable laws and regulations and certain contractual limitations. On July 1, 2015, we entered into a memorandum of understanding (the “MOU”) with the Investors and Televisa and other specified parties, in which it was agreed that Televisa’s convertible debentures would be converted into warrants exercisable for the number of shares of common stock that Televisa would have received upon the conversion of its convertible debentures (the “Televisa Warrants”), the contractual limitations on Televisa’s ownership would be revised and our existing stockholder arrangements and our certificate of incorporation would be amended to effect the Equity Recapitalization. On July 15, 2015, Televisa converted its debentures into the Televisa Warrants. See “Business—Corporate Structure,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock” for more information regarding our corporate structure.

Madison Dearborn. Madison Dearborn Partners, LLC (“Madison Dearborn” or “MDP”), based in Chicago, is a leading private equity investment firm that has raised approximately $23 billion of capital. Since its formation in 1992, Madison Dearborn’s investment funds have invested in approximately 130 companies across a broad spectrum of industries, including basic industries; business and government services; consumer; financial and transaction services; healthcare; and telecom, media and technology services. Madison Dearborn’s objective is to invest in companies with strong competitive characteristics that it believes have the potential for significant long-term equity appreciation. To achieve this objective, Madison Dearborn seeks to partner with outstanding management teams that have a solid understanding of their businesses as well as track records of building shareholder value.

Providence Equity. Providence Equity Partners LLC (“Providence Equity” or “PEP”) is a leading global private equity firm specializing in the media, communications, education and information sectors. Providence Equity has over $46 billion in assets under management across complementary private equity and credit businesses and has invested in more than 150 companies globally since its inception in 1989. Providence Equity pioneered a sector-focused approach to private equity investing with the vision that a dedicated team of industry experts could build exceptional companies of enduring value. Providence Equity is headquartered in Providence, Rhode Island and has additional offices in New York, London, New Delhi, Singapore and Hong Kong.

Saban Capital Group. Saban Capital Group, Inc. (“Saban Capital Group” or “Saban”) is a private investment firm specializing in the media, entertainment, communications and real estate industries. Based in Los Angeles with satellite offices in New York, London and Singapore, Saban Capital Group was established in 2001 by Haim Saban. The firm has made strategic investments across North America, Europe, Asia and the Middle East. Saban Capital Group focuses on controlling and minority investments in public and private companies, and adds strategic value from both a financing and operating perspective through its established global relationships and industry operating experience.

TPG. TPG Global, LLC and its affiliates (“TPG”), is a leading global private investment firm founded in 1992 with approximately $73 billion of assets under management as of June 30, 2016 and offices in San Francisco, Fort Worth, Austin, Beijing, Dallas, Hong Kong, Houston, Istanbul, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, São Paulo, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. The firm’s investments span a variety of industries, including media and communications, financial services, travel and entertainment, technology, industrials, retail, consumer products and healthcare.

THL. Thomas H. Lee Partners, L.P. (“THL”), is one of the world’s oldest and most experienced private equity firms. Founded in 1974, THL has raised over $20 billion of equity capital and invested in more than 130 portfolio companies with an aggregate value of over $150 billion. THL invests in growth-oriented businesses, headquartered primarily in North America, across three sectors: business and financial services, consumer and healthcare, and media and information services. The firm partners with portfolio company management to identify and implement operational and strategic improvements for long-term growth.

Televisa. Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico, 26 pay-TV brands in Mexico and abroad, and television networks, cable operators and OTT services in over 50 countries. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming. We have a long standing strategic relationship with Televisa and have exclusive long-term U.S. broadcast and digital rights (with limited exceptions) to Televisa’s programming (for which it has U.S. rights) under the Televisa PLA.

RISKS AFFECTING OUR BUSINESS

Investing in our Class A common stock involves substantial risk. Before participating in this offering, you should carefully consider all of the information in this prospectus, including risks discussed in “Risk Factors” beginning on page 21. Some of our most significant risks are:

•	a decline in advertising revenue;

•	adverse global economic conditions;

•	changes to the U.S. Hispanic population;

•	lack of audience acceptance or decline of the popularity of our programming;

•	our failure to renew or reach subscription or retransmission consent agreements with MVPDs;

•	consolidation in the cable or satellite MVPD industry;

•	our significant competition;

•	damage to our brands, particularly the Univision brand;

•	our failure to retain rights to sports programming;

•	our reliance on Televisa for programming;

•	the timing and performance of our acquisitions, investments and joint ventures;

•	our inability to successfully monetize our spectrum assets in the upcoming Broadcast Incentive Auction or otherwise;

•	the potential adverse impact of FCC communications restrictions related to the upcoming Broadcast Incentive Auction on our ability to access the capital markets until the auction is completed;

•	compliance with, and/or changes in, U.S. communications laws or other regulations;

•	our substantial indebtedness; and

•	the Investors will have a controlling interest in us, and their interests may be different from or conflict with those of our other shareholders.

CORPORATE INFORMATION

We were initially formed as a Delaware limited liability company on June 6, 2006 and we converted to a Delaware corporation on March 12, 2007 under the name Broadcasting Media Partners, Inc. We changed our name to Univision Holdings, Inc. on June 11, 2015. See “Business—Corporate Structure” for information regarding our corporate structure. Our principal executive offices are located at 605 Third Avenue, 33rd Floor, New York, NY 10158. Our telephone number at our principal executive offices is (212) 455-5200. Our corporate website is www.univision.com. The information that appears on this or any of our other websites is not part of, and is not incorporated into, this prospectus and should not be relied upon in determining whether to make an investment in our Class A common stock.

THE OFFERING

Class A common stock offered by us	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Class A common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering

            shares (             shares if the underwriters exercise their option to purchase additional shares in full). In addition to shares of Class A common stock issued in this offering, there will be              shares of Class S-1 common stock,              shares of Class S-2 common stock,              shares of Class T-1 common stock,              shares of Class T-2 common stock and one share of Class T-3 common stock outstanding following this offering.

Option to purchase additional shares of Class A common stock

The underwriters have the option to purchase up to an additional             shares of Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from our sale of             shares of Class A common stock in this offering will be approximately $             million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use these net proceeds to repay indebtedness and for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our Class A common stock in the foreseeable future; however, we may change this policy at any time. See “Dividend Policy.”

Voting rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Risk factors

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.

Proposed NYSE symbol	“UVN.”

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering:

•	includes shares of Class A common stock to be sold in this offering;

•

excludes             shares of our Class S-1 common stock issuable upon exercise of outstanding options, which have a weighted average exercise price of $             per share and which automatically convert into shares of our Class A common stock upon transfer to a person that is not an Investor or Televisa or an affiliate thereof;

•

excludes              shares of our Class S-1 common stock issuable upon the vesting of restricted stock units, which automatically convert into shares of our Class A common stock upon transfer to a person that is not an Investor or Televisa or an affiliate thereof;

•

excludes             shares of our Class A common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will be in effect prior to consummation of this offering, including              shares of Class A common stock issuable upon the exercise of options and              shares of Class A common stock issuable upon the vesting of              restricted stock unit awards that we expect to issue under our 2016 Equity Incentive Plan in connection with this offering (the “IPO Equity Awards”);

•	excludes shares of Class T-1 common stock issuable upon the exercise of the Televisa Warrants;

•	gives effect to our amended and restated certificate of incorporation, including the Equity Recapitalization, which will be in effect prior to the consummation of this offering; and

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of Class A common stock from us.

Unless otherwise indicated, the information in this prospectus assumes an initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following table sets forth our summary historical financial and other data for the periods and as of the dates indicated. We derived our summary consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013 from our audited consolidated financial statements contained elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from our unaudited consolidated financial statements contained elsewhere in this prospectus.

The summary unaudited pro forma balance sheet data as of June 30, 2016 gives effect to the increase in authorized shares which will occur prior to the consummation of this offering and the Equity Recapitalization. The summary unaudited pro forma as adjusted balance sheet data gives further effect to the issuance of shares of our Class A common stock offered by us in this offering at an assumed initial public offering price of $            , which is the midpoint of the range set forth on the cover of this prospectus, and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.” The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto contained elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(in thousands, except earnings per share)	2016	2015	2015	2014	2013
	(unaudited)
Statement of Operations and Comprehensive Income (Loss) Data
Revenue	$1,460,700	$1,321,000	$2,858,400	$2,911,400	$2,627,400
Direct operating expenses	490,700	402,500	882,900	1,013,100	872,200
Selling, general and administrative expenses	356,300	346,600	728,600	718,800	712,600
Impairment loss	1,500	66,700	224,400	340,500	439,400
Restructuring, severance and related charges	13,500	15,000	60,400	41,200	29,400
Depreciation and amortization	90,000	85,600	171,100	163,800	145,900
Termination of management and technical assistance agreements	—	180,000	180,000	—	—

Operating income	508,700	224,600	611,000	634,000	427,900
Other expense (income):
Interest expense	260,500	281,200	547,600	587,200	618,200
Interest income	(5,400)	(4,700)	(9,900)	(6,000)	(3,500)
Amortization of deferred financing costs	8,000	7,800	15,700	15,500	14,100
Loss on extinguishment of debt	16,300	131,800	266,900	17,200	10,000
Loss on equity method investments	8,200	22,500	46,900	85,200	36,200
Other	4,700	600	1,800	100	(700)

Income (loss) before income taxes	216,400	(214,600)	(258,000)	(65,200)	(246,400)
Provision (benefit) for income taxes	77,900	(36,400)	(178,400)	(66,100)	(462,400)

Net income (loss)	138,500	(178,200)	(79,600)	900	216,000
Net loss attributable to noncontrolling interest	(2,900)	(500)	(900)	(1,000)	(200)

Net income (loss) attributable to Univision Holdings, Inc.	$141,400	$(177,700)	$(78,700)	$1,900	$216,200

	Six Months Ended June 30,				Year Ended December 31,
(in thousands, except earnings per share)	2016		2015		2015		2014		2013
	(unaudited)
Earnings per share data
Net income (loss) per share attributable to Univision Holdings, Inc.:
Basic		$12.72		$(16.44)		$(7.18)		$0.18		$20.49
Diluted		$8.95		$(16.44)		$(7.18)		$0.17		$14.60
Weighted average shares outstanding:
Basic		11,118		10,809		10,957		10,791		10,549
Diluted		15,802		10,809		10,957		10,910		15,442
Pro forma earnings per share:
Basic	$		$		$		$		$
Diluted	$		$		$		$		$
Pro forma weighted average shares outstanding:
Basic
Diluted

Other Operating Data
Adjusted OIBDA(1)		$625,100		$592,200		$1,311,800		$1,223,800		$1,078,900
Bank Credit Adjusted OIBDA(1)		$646,400		$608,800		$1,347,800		$1,253,800		$1,120,400
Adjusted Free Cash Flow(1)		$198,400		$174,100		$381,700		$335,600		$(92,400)

	As of June 30, 2016	Pro Forma	Pro Forma As Adjusted
(unaudited)	Actual
Balance Sheet Data
Current assets	$942,800	$	$
Total assets	9,972,800
Current liabilities	683,300
Long-term debt and capital lease obligations	8,765,400
Stockholders’ deficit	(511,800)

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)
Cash Flow Data
Cash interest paid	$262,600	$275,900	$533,700	$589,100	$618,500
Capital expenditures	(43,800)	(45,400)	(122,100)	(133,400)	(179,200)
Net cash provided by (used in) operatingactivities	209,600	(76,600)	68,400	274,900	79,300
Net cash provided by (used in) investing activities	30,100	(92,200)	(171,300)	(154,800)	(335,200)
Net cash (used in) provided by financing activities	(307,900)	180,300	147,400	(107,200)	263,700

(1)

Adjusted OIBDA represents operating income before depreciation, amortization and certain additional adjustments to operating income. In calculating Adjusted OIBDA our operating income is adjusted for share-based compensation and other non-cash charges, restructuring and severance charges, management and technical assistance agreement fees as well as other non-operating related items. Bank Credit Adjusted OIBDA represents Adjusted OIBDA with certain additional adjustments permitted under our senior secured revolving credit facility and senior secured term loan facility (collectively, the “senior secured credit facilities”) and the indentures governing the senior notes that adds back and/or deducts, as applicable, specified business optimization expenses, income (loss) from equity investments in entities, the results of which are consolidated in our operating income, that are not treated as subsidiaries, and from subsidiaries designated as unrestricted subsidiaries, in each case under such credit facilities and indentures, and certain other expenses. Adjusted Free Cash Flow represents Adjusted OIBDA less specified cash and non-cash items deducted in calculating Adjusted OIBDA and less capital expenditures plus the net change in working capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Performance of Our Business.” Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow eliminate the effects of certain items that we do not consider indicative of our core operating performance. Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow are supplemental measures of our operating performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow are not measurements of our operating performance under GAAP, should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity, and our calculations of Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow may not be comparable to those or other similar metrics reported by other companies.

We believe that Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow provide management and investors with additional information to measure our operating performance, valuation and our potential for growth. Management uses Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow or comparable metrics to evaluate our operating performance, for planning and forecasting future business operations and as tools to assist our investors in determining valuation and our potential for growth. Management also uses Bank Credit Adjusted OIBDA to assess our ability to satisfy certain financial covenants contained in our senior secured credit facilities and the indentures governing our senior notes. Bank Credit Adjusted OIBDA as presented in this prospectus is determined in accordance with the definition of earnings before interest, taxes, depreciation and amortization in our senior secured credit facilities and the indentures governing our senior notes, except that Bank Credit Adjusted OIBDA is further adjusted for purposes of measuring certain financial covenants contained in our senior secured credit facilities and the indentures governing our senior notes, to give effect to the redesignation of unrestricted subsidiaries as restricted subsidiaries for the 12 month period then ended upon such redesignation. We believe that Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow are used in the media industry by analysts, investors and lenders and serve as a valuable performance assessment metric for investors.

The primary material limitations associated with the use of Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow as compared to GAAP results are (i) they may not be comparable to similarly titled measures used by other companies in our industry, and (ii) they exclude financial information that some may consider important in evaluating our performance. Because of these limitations, Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow only supplementally. In addition, we reconcile Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow to the most directly comparable GAAP measure, net income (loss) attributable to Univision Holdings, Inc. Further, we also review GAAP measures and evaluate individual measures that are not included in Adjusted OIBDA, Bank Credit Adjusted OIBDA or Adjusted Free Cash Flow. By providing Adjusted OIBDA, Bank Credit Adjusted OIBDA and Adjusted Free Cash Flow with reconciliations to GAAP results, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

The following is a reconciliation of Adjusted OIBDA to net income (loss) attributable to Univision Holdings, Inc., which is the most directly comparable GAAP financial measure:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
(in thousands)	(unaudited)
Net income (loss) attributable to Univision Holdings, Inc.	$141,400	$(177,700)	$(78,700)	$1,900	$216,200
Net loss attributable to noncontrolling interest	(2,900)	(500)	(900)	(1,000)	(200)

Net income (loss)	138,500	(178,200)	(79,600)	900	216,000
Provision (benefit) for income taxes	77,900	(36,400)	(178,400)	(66,100)	(462,400)

Income (loss) before income taxes	216,400	(214,600)	(258,000)	(65,200)	(246,400)
Other expense (income):
Interest expense	260,500	281,200	547,600	587,200	618,200
Interest income	(5,400)	(4,700)	(9,900)	(6,000)	(3,500)
Amortization of deferred financing costs	8,000	7,800	15,700	15,500	14,100
Loss on extinguishment of debt and inducement(A)	16,300	131,800	266,900	17,200	10,000
Loss on equity method investments(B)	8,200	22,500	46,900	85,200	36,200
Other	4,700	600	1,800	100	(700)

Operating income	508,700	224,600	611,000	634,000	427,900
Depreciation and amortization	90,000	85,600	171,100	163,800	145,900
Impairment loss(C)	1,500	66,700	224,400	340,500	439,400
Restructuring, severance and related charges(D)	13,500	15,000	60,400	41,200	29,400
Share-based compensation(E)	10,200	8,200	15,600	14,900	7,800
Asset write-offs, net	—	1,000	7,700	500	3,700
Termination of management and technical assistance agreements	—	180,000	180,000	—	—
Management and technical assistance agreement fees(F)	—	12,200	26,900	25,100	22,400
Other adjustments to operating income (loss)(G)	1,200	(1,100)	14,700	3,800	2,400

Adjusted OIBDA (unaudited)	$625,100	$592,200	$1,311,800	$1,223,800	$1,078,900

The following is a further reconciliation of Bank Credit Adjusted OIBDA to Adjusted OIBDA (unaudited):

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
(in thousands)
Adjusted OIBDA	$625,100	$592,200	$1,311,800	$1,223,800	$1,078,900
Business optimization expense(H)	1,200	6,600	12,000	8,900	12,300
Certain entities not treated as subsidiaries and subsidiaries designated as unrestricted subsidiaries under senior secured credit facilities and indentures loss(H)	9,000	3,100	9,600	4,700	12,600
Contractual adjustments under senior secured credit facilities and indentures(I)	11,100	6,900	14,400	16,400	16,600

Bank Credit Adjusted OIBDA	$646,400	$608,800	$1,347,800	$1,253,800	$1,120,400

The following is a reconciliation of Adjusted Free Cash Flow to Adjusted OIBDA (unaudited):

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
(in thousands)
Adjusted OIBDA	$625,100	$592,200	$1,311,800	$1,223,800	$1,078,900
Management and technical assistance agreement fees	—	(12,200)	(26,900)	(25,100)	(22,400)
Asset write-offs, net	—	(1,000)	(7,700)	(500)	(3,700)
Restructuring, severance and related charges	(13,500)	(15,000)	(60,400)	(41,200)	(29,400)
Other(J)	(500)	(1,200)	(1,800)	(2,100)	(300)
Non-cash deferred advertising revenue(K)	(30,900)	(29,700)	(60,000)	(60,000)	(60,100)
Cash interest expense(L)	(257,100)	(278,200)	(541,400)	(581,100)	(616,200)
Cash interest income	—	—	—	100	—
Capital expenditures	(43,800)	(45,400)	(122,100)	(133,400)	(179,200)
Cash taxes received/(paid)(M)	(3,600)	(1,000)	—	(4,700)	(8,500)
Changes in assets and liabilities:
Accounts receivable, net	(58,000)	29,700	(55,100)	(4,100)	(87,000)
Program rights and prepayments	4,300	(13,200)	(16,800)	(9,100)	(171,700)
Accounts payable and accrued liabilities	(42,900)	(45,000)	7,100	3,100	32,200
Other	19,300	(5,900)	(45,000)	(30,100)	(25,000)

Adjusted Free Cash Flow	$198,400	$174,100	$381,700	$335,600	$(92,400)

(A)

Loss on extinguishment of debt and inducement is a result of our refinancing transactions. See Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 contained elsewhere in this prospectus.

(B)

Loss on equity method investments relates primarily to El Rey Holdings LLC (“El Rey”) and Fusion Media Network, LLC (“Fusion”). See Note 7 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 5 to our unaudited consolidated financial statements for the six months ended June 30, 2016 contained elsewhere in this prospectus.

(C)

Impairment loss relates to the non-cash charges resulting from the write-down to fair value of goodwill, intangible and other assets. See Notes 4 and 18 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 14 to our unaudited consolidated financial statements for the six months ended June 30, 2016 contained elsewhere in this prospectus.

(D)

Restructuring costs, severance and related charges primarily relate to broad-based cost-saving initiatives. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 3 to our unaudited consolidated financial statements for the six months ended June 30, 2016 contained elsewhere in this prospectus.

(E)

Share-based compensation relates to employee equity awards. See Note 15 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 12 to our unaudited consolidated financial statements for the six months ended June 30, 2016 contained elsewhere in this prospectus.

(F)

Management and technical assistance agreement fees relate to management, consulting, advisory and technical assistance services provided by affiliates of our Investors and Televisa under agreements terminated in 2015. As of January 1, 2016, we no longer incur fees under these agreements. See Note 8 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 6 to our unaudited consolidated financial statements for the six months ended June 30, 2016 contained elsewhere in this prospectus.

(G)	Other adjustments to operating income primarily relate to the settlement of one-time contractual matters, gains and losses on asset dispositions and letter of credit fees.

(H)

Under the credit agreement governing our senior secured credit facilities and indentures governing our senior notes, Bank Credit Adjusted OIBDA permits the add-back and/or deduction, as applicable, for specified business optimization expenses, income (loss) from equity investments in entities, the results of which are consolidated in our operating income, that are not treated as subsidiaries, and from subsidiaries designated as unrestricted subsidiaries, in each case under such credit facilities and indentures, and certain other expenses. “Business optimization expense” includes legal, consulting and advisory fees. “Unrestricted Subsidiaries” are several wholly owned early stage ventures. The amounts for subsidiaries designated as unrestricted subsidiaries and certain entities that are not treated as subsidiaries under our senior secured credit facilities and indentures governing our senior notes above represent the residual elimination after the other permitted exclusions from Bank Credit Adjusted OIBDA. We may redesignate unrestricted subsidiaries as restricted subsidiaries at any time at our option, subject to compliance with the terms of the credit agreement and indentures. Bank Credit Adjusted OIBDA is further adjusted when giving effect to the redesignation of an unrestricted subsidiary as a restricted subsidiary for the 12 month period then ended upon such redesignation. See Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 contained elsewhere in this prospectus.

(I)

Contractual adjustments under our senior secured credit facilities and indentures relate to adjustments to operating income permitted under our senior secured credit facilities and indentures governing our senior notes primarily related to the treatment of the accounts receivable facility under GAAP that existed when the credit facilities were originally entered into.

(J)	Other primarily relates to dividends from unconsolidated investments and costs related to our accounts receivable facility.
(K)

Non-cash deferred advertising revenue relates to that portion of deferred contractually committed advertising and promotion time which is recognized when the related advertising and promotion is provided.

(L)	Cash interest expense represents the interest on our debt instruments and interest rate swaps that will be settled in cash.
(M)	Cash taxes received/(paid) relates to taxes that have been, or that we expect to be, paid in cash.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the following risks and all of the information in this prospectus, including our historical financial statements and related notes thereto before purchasing our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, perhaps significantly and you may lose all or some of your investment.

Risks Relating to Our Business and Our Industry

Cancellations, reductions or postponements of advertising, or reduced spending in advertising could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

We have in the past derived, and we expect to continue to derive, a significant amount of our revenues from our advertisers, particularly television advertisers. Other than some television network advertising that is presold on an annual basis, we generally have not obtained, and we do not expect to obtain, long-term commitments from advertisers. Therefore, advertisers generally may cancel, reduce or postpone advertising orders without penalty. Cancellations, reductions or postponements in purchases of advertising could, and often do, occur as a result of a general economic downturn; an economic downturn in one or more industries that have historically invested in advertising on our platforms; an economic downturn in one or more major markets such as Los Angeles, New York or Miami-Fort Lauderdale; a strike; reductions of political/advocacy campaign spending; changes in population, demographics, audience preferences and other factors beyond our control or a failure to agree on contractual terms with advertisers. Whether as a result of such factors or the desire to preserve more budgetary flexibility, to the extent advertisers reduce their upfront commitments or advertising spending in the earlier part of a year, postponements or reductions would have an impact on timing for our advertising revenues and results of operations. In addition, major incidents of terrorism, war, natural disasters or similar events may require us to program without any advertising which could also lead to reduced advertising revenues. These and other factors could also cause advertisers to lower the rates that they are willing to pay to advertise generally, which could also have a material adverse effect on our business, financial condition and results of operations.

Advertisers’ willingness to purchase advertising from us may also be affected by a decline in audience ratings of our programming, local market dynamics, our inability to retain the rights to popular programming, increasing audience fragmentation caused by new program channels and the proliferation of new media formats, including the Internet and video-on-demand and the deployment of portable digital devices and new services and technologies. Although we continue to develop more opportunities through our digital platforms for advertisers to satisfy their increasing demand for a larger portion of their advertising budgets to shift from television networks to digital advertising to account for the changing viewing habits of consumers, there can be no assurance that we will successfully replace reduced television advertising revenue with revenue from our digital platforms. The range of advertising choices across digital products and platforms and the large inventory of available digital advertising space have also historically resulted in significantly lower rates for digital advertising than television advertising, which may add additional pricing pressure on our television advertising rates and our related revenues. Any material cancellations, reductions or postponements of advertising or reduced advertising rates for any of the foregoing reasons would adversely affect our advertising revenues and could have a material adverse effect on our business, financial condition and results of operations.

Adverse global economic conditions may have a negative impact on our industry and on our business, financial condition and results of operations.

Adverse global economic conditions could have a negative effect on our industry or the industry of those customers who advertise on our platforms, including, among others, the consumer package goods, telecommunications, retail, automotive, restaurant and financial industries, which provide a significant amount of our advertising revenue. There can be no assurance that we will not experience a material adverse effect on our business, financial condition and results of operations as a result of adverse economic conditions or that any actions that the U.S. Government, Federal Reserve or other governmental and regulatory bodies have taken or may take for the reported purpose of improving the economy or financial markets, such as changes to fiscal or monetary policy, will achieve their intended effect. Additionally, some of these actions may adversely affect financial institutions, capital providers, advertisers or other consumers or our financial condition or results of operations or the trading price of our securities. Potential consequences of a global financial crisis could include:

•	our ability to borrow capital on terms and conditions that we find acceptable, or at all, may be limited, which could limit our ability to refinance our existing debt or fund our operations;

•	the possibility that our business partners and our ability to maintain our business relationships with them could be negatively impacted;

•

the financial condition of companies that advertise on our stations, including, among others, those in the consumer package goods, telecommunications, retail, automotive, restaurant, media, pharmaceutical, travel, electronics and financial industries, may deteriorate and they may file for bankruptcy protection or face severe cash flow issues, which may result in a significant decline in our advertising revenue;

•	our ability to pursue the acquisition or divestiture of television or radio assets may be limited;

•	the possible impairment of some or all of the value of our syndicated programming, goodwill and other intangible assets, including our broadcast licenses; and

•

the possibility that one or more of the lenders under the credit agreement governing our senior secured credit facilities could refuse to fund its commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

We are focused on serving Hispanic America and the demand for our programming and our business, financial condition and results of operations are affected by changes that impact Hispanic America.

Anticipated Growth of the U.S. Hispanic Population and Buying Power

We believe a substantial portion of our growth will result from projected increases in the U.S. Hispanic population and by projected increases in their buying power. Factors that impact the U.S. Hispanic population, including a slow-down in immigration into the U.S. in the future, the impact of federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America could affect the growth of the U.S. Hispanic population and, as a result the demand for our Spanish-language programming. If the U.S. Hispanic population grows more slowly than anticipated, the projected buying power of the U.S. Hispanic population may not grow as anticipated. In addition, economic conditions, such as unemployment, that disproportionately impact the U.S. Hispanic population could slow the growth of, or reduce, the projected buying power of U.S. Hispanics. If the U.S. Hispanic population or its buying power grows more slowly than anticipated, it could have a material adverse effect on our business, financial condition and results of operations.

Demand for Spanish-Language Programming Among U.S. Hispanics

We primarily target our Hispanic audience through Spanish-language television programming. As U.S. Hispanics become bilingual and as more U.S. Hispanic households subscribe for pay-TV services, demand for our Spanish-language programming could be adversely impacted by competing English-language programming, including programming primarily in English-language targeting the bilingual U.S. Hispanic population. In addition, a shift in policy towards encouraging English-language fluency among U.S. Hispanic immigrants could also impact demand for Spanish-language programming. While El Rey, Fusion and Flama target the bilingual or English-language speaking U.S. Hispanic market, they may not be successful in attracting a significant audience or in offsetting any decline in demand for our Spanish-language programming. If we are unable to create more programming and networks targeted to this audience, we may lose audience share to competing English-language or bilingual programming which could lead to lower ratings and consequently, lower advertising revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Geographic Concentration

The U.S. Hispanic population is concentrated geographically. Nielsen estimates for 2016 approximately 28% of all U.S. Hispanics will live in the Los Angeles, New York and Miami markets and the top ten U.S. Hispanic markets collectively will account for approximately 50% of the U.S. Hispanic population. We therefore expect our revenues to continue to be concentrated in these key markets. As a result, an economic downturn, increased competition or another significant negative condition in these markets could reduce our revenues and affect our business, financial condition and results of operations more dramatically than other companies that are not as dependent on these markets.

Lack of audience acceptance of our content could decrease our ratings and, therefore, our revenues.

Television and radio content production and distribution are inherently risky businesses because the revenues derived from the production and distribution of a television or radio program, and from the licensing of rights to the intellectual property associated with the program, depend primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a television or radio program also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general or specific geographic economic conditions and other tangible and intangible factors, many of which are outside our control. Other television and radio stations may change their formats or programming, a new station may adopt a format to compete directly with one or more of our stations, or stations might engage in aggressive promotional campaigns. Certain of the English-language networks and others are producing Spanish-language programming and simulcasting certain programming in English and Spanish. Our competitors for this audience have had and may continue to have periods of relative ratings success in certain broadcast times.

A decrease in our audience acceptance, whether because of these factors or otherwise, can lead to lower ratings for our programming. Rating points are the primary factors that are weighed when determining the advertising rates that we receive. Advertisers’ willingness to purchase advertising from us may be adversely affected by lower audience ratings. Advertising sales and rates also are dependent on audience measurement methodologies and could be negatively affected if methodologies do not accurately reflect actual viewership levels. The use of new ratings technologies and measurements, and viewership on new platforms or devices that is not being measured, could have an impact on our program ratings. For example, while C3, a current television industry ratings system, measures live commercial viewing plus three days of DVR and video-on-demand playback, the growing viewership occurring on subsequent days of DVR and video-on-demand playback is excluded from C3 ratings. Poor ratings can lead to a reduction in pricing and advertising revenues. As a result of the unpredictability of program performance and of competition for viewership, our stations’ audience ratings, market shares and advertising revenues may decline, which could have a material adverse effect on our business, financial condition and results of operations.

If the popularity of our programming declines or we lose or are otherwise unable to obtain the rights to popular programming, it could have a material adverse effect on our business, financial condition and results of operations. We may also incur an impairment loss in connection with prepayments for certain programming if our prepayments exceed the fair value of such programming.

Our results of operations are impacted by the acceptance of our programming by the public, which is difficult to predict. From time to time, our programming in prime time and other time periods has not been and may not be as popular as anticipated or it has been in past seasons. We have recently experienced a decline in ratings for our Univision Network primetime programming, particularly our telenovelas. We are seeking to address this decline by partnering with Televisa to revisit our programming strategy, shortening the length of novela seasons, shooting episodes in the U.S. and selecting storylines that are better aligned with the interests of U.S. Hispanic audiences. We are also addressing our ratings decline by seeking alternative programming, including the internal development of new programming and obtaining rights to additional sports and other programming. These initiatives may not be successful or result in an increase in ratings. If our programming is not as popular as anticipated or, in the case of certain primetime programming, continues to decline in popularity, it could negatively affect our advertising revenue and, if prolonged, our subscription revenue, which could have a material adverse effect on our business, financial condition and results of operations. In addition, developing programming internally or seeking rights to sports and other programming will increase our programming costs. We may also lose rights to popular programming and may not be able to replace such programming with comparably popular programming. Any shortfall, now or in the future, in the expected popularity of the sports events for which we have acquired rights, or in the television programming we expect to air, could have a material adverse effect on our business, financial condition and results of operations. For example, we had media rights to the 2014 World Cup, which significantly affected our results of operations in a positive manner in 2014 (and the periods in that year in which we recognized revenue connected with the 2014 World Cup). We will not carry the World Cup in 2018, 2022 and 2026, and therefore cannot expect an impact on our results of operations in those years similar to the impact we experienced in 2014.

We acquire programming (including sports programming) and make long-term commitments in advance of a television season and in some cases make multi-year programming commitments even though we cannot predict the ratings the programming will generate. We make prepayments for our rights to broadcast certain periodic sports programming prior to such programming being available. Under applicable accounting rules, as was the case with the 2010 World Cup media rights and the 2014 World Cup media rights, we are sometimes required to take an impairment charge on such programming rights if the prepayment amount for such rights exceeds the fair value of such rights, which is dependent on the amount of advertising sales for such programming. For example, at December 31, 2009, we recognized an impairment charge of $79.6 million in connection with the 2010 World Cup media rights and at September 30, 2013, we recognized an impairment charge of approximately $82.5 million in connection with the 2014 World Cup media rights. We may also incur an impairment loss on our programming rights in future fiscal periods, which may negatively impact our results of operations in such future fiscal periods.

In addition, we must still pay the program license fees pursuant to the Televisa PLA even in those periods in which the programming supplied under the Televisa PLA declines in popularity or is not utilized to the same extent as previously utilized. We may replace unpopular programming before we recapture any significant portion of the costs incurred in connection with the programming or before we have fully amortized the costs which would negatively impact our results of operations.

Our failure to renew existing carriage agreements or reach new carriage agreements with MVPDs on acceptable terms could significantly reduce our carriage and therefore revenues, business, financial condition and results of operations.

We negotiate with MVPDs for multi-year carriage agreements that authorize such MVPDs to distribute our networks and retransmit our Univision and UniMás broadcast networks as aired on our owned television stations (“retransmission consent”). Typically, these multi-year carriage agreements provide for required levels of carriage for our networks and stations, and if applicable, for annual rate increases. Carriage of our networks and stations is generally determined by package, such as whether our networks and stations are included in the more widely distributed, general entertainment packages or lesser-distributed, specialized packages, such as U.S. Hispanic-targeted or Spanish-language packages, sports packages, and movies or music packages. Subscription revenues are largely dependent on the rates negotiated in the agreements, the number of subscribers that receive our networks or stations pursuant to the carriage requirements and the market demand for the content that we provide. We also receive retransmission consent fees related to television stations affiliated with our Univision and UniMás broadcast networks that we do not own (referred to as “our affiliates”). We have agreements with our affiliates whereby we negotiate the terms of retransmission consent agreements for substantially all of their Univision and UniMás stations with MVPDs. As part of these arrangements, we share the retransmission consent fees that we receive with certain of our affiliates.

We have reached carriage agreements that, collectively, service substantially all pay-TV households. These agreements are renewed or renegotiated periodically. The loss of one or more of these agreements could reduce the distribution of our networks and stations and reduce our subscription and advertising revenues. Further, the loss of favorable packaging, positioning, pricing or other marketing opportunities with any MVPD could reduce subscription revenues or result in rates and subscription revenues from MVPDs increasing less than anticipated.

We have a significant number of MVPD contract negotiations scheduled for the next few years, including in 2016, which will establish the pricing for a majority of our subscription revenue in future years. While we anticipate negotiating increased rates from MVPDs and anticipate that such increase will make up a significant portion of our anticipated revenue growth in the next three years, we may not be able to negotiate anticipated rate increases and we cannot predict whether we will be able to renew these agreements or reach new agreements on acceptable terms or on a timely basis. If we are unable to reach agreement with an MVPD, we may allow the MVPD’s agreement to expire, which will require that the MVPD cease carriage of our networks and stations. The nonrenewal of carriage agreements with MVPDs, or continued distribution to MVPDs on less favorable terms than anticipated, could adversely affect our revenues, subscription revenue growth, our ability to distribute our programming to a broad audience and our ability to sell advertising, which could have a material adverse effect on our business, financial condition and results of operations.

Following the acquisition of Time Warner Inc. and Bright House Networks LLC (together with certain of their respective affiliates prior to the acquisition, “TWC”) by Charter Communications Inc. (together with its affiliates prior to the merger, “Charter”), we are in a dispute with Charter (together with its new TWC affiliates, “New Charter”) regarding whether our Charter agreement or our TWC agreement governs the carriage of our networks and stations on Charter and TWC cable systems following such acquisition. We have filed a complaint in New York State Supreme Court seeking, among other things, a declaratory judgment resolving the dispute. See “Business—Legal Proceedings.” Our agreement with TWC was originally scheduled to continue until June 2022 and contains significantly less favorable terms than we expect that we would be able to negotiate following the expiration of our agreement with Charter, which occurred on June 30, 2016. If it is determined that the agreement with TWC governs the carriage of our networks and stations on Charter and TWC cable systems and we do not have the opportunity to negotiate new terms with Charter and TWC, it would have a material adverse effect on our ability to obtain higher rates and increase our subscription revenue from New Charter.

On December 19, 2014, the FCC issued a notice of proposed rulemaking that would expand the definition of MVPD under the FCC’s rules to include certain OTT distributors of video programming that stream content to consumers over the Internet. The proposal, if adopted, could result in changes to how both our television stations’ signals and cable networks are distributed, and to how viewers access our content. We cannot predict the outcome of the rulemaking proceeding or the effect of such a change on our revenues from carriage agreements and from advertising.

Future consolidation in the cable or satellite MVPD industry could have a material adverse effect on our business, financial condition and results of operations.

AT&T Inc. recently acquired DirecTV, which resulted in the combination of two of the former ten largest MVPDs, Charter recently acquired Time Warner Inc. and Bright House Networks LLC, which resulted in the combination of three of the former ten largest MVPDs, and Altice N.V. recently acquired both Cablevision Systems Corp. and Suddenlink Communications, which resulted in a combination of two of the former ten largest MVPDs. The MVPDs involved in these transactions individually and collectively have access to a large percentage of the U.S. Hispanic population. Future consolidation may take place among MVPDs, further concentrating a large percentage of U.S. Hispanic population with fewer MVPDs. As a consequence, we may have less leverage in negotiating with MVPDs for carriage of our networks and stations or for increased rates or there may be additional disputes that arise as a result of these acquisitions, any of which could impact our subscription revenues and have a material adverse effect on our business, financial condition and results of operations. Additionally, some MVPDs are affiliated with competitors of ours (Comcast owns and operates Telemundo, for example), which may negatively affect our negotiations with such MVPDs. If we are not successful in negotiating with such MVPDs for carriage of our networks and stations, we may not be able to reach certain key demographics of the U.S. Hispanic population and this may affect our ability to attract advertisers and generate advertising revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We face increased competition from digital and mobile distribution of media and if we are unable to successfully launch such services or if our digital and mobile distribution services do not gain market acceptance, it could have a material adverse effect on our business, financial condition and results of operations.

Technology used by consumers to access media is changing rapidly. Alternate distribution technologies, such as the Internet and wireless networks, are now viable platforms for the sale, viewing of and listening to content, and we expect that additional distribution technologies will continue to be developed. These alternate distribution technologies enable both the entry of new competitors in the entertainment space, as well as new products and services from existing competitors. These alternate distribution technologies, new competitors, and new products and services are also driving changes in consumer behavior as consumers seek, and are often given, more control over when, where and how they view or listen to content. Examples of these advances in technologies include delivery of content over the Internet, wireless and mobile platforms, both in linear and on-demand models; satellite radio; place-shifting content from the home to portable devices for viewing or listening outside the home; additional technologies that enable time-shifting both television and radio programs; and online distribution of over-the-air signals, whether authorized or unauthorized. Alternate distribution technologies, new competitors, new products and services, and new consumer behavior could have a material adverse effect on our viewership, and could affect the attractiveness of our programming to advertisers, all of which could have a material adverse effect on our business, financial condition and results of operations.

As alternate technologies enable new distribution, new competitors and new products and services, they also enable new behavior from consumers. Use of live and video streaming sites that provide unauthorized access to copyrighted content has increased as has the use of wireless devices (e.g., smartphones and tablets) that allow consumers to view or listen to content in locations and at times of their choosing while avoiding viewership measurement or traditional commercial advertisements. Consumers, as well, have begun creating their own content, made available on user-generated content sites like YouTube. As more competitors, enabled by alternate distribution technologies, enter the market, and more original programming from myriad sources becomes available, consumers may choose to discontinue subscribing to MVPDs’ television services, and may instead choose to pay for less content from another provider (e.g., Netflix, Amazon, Hulu), or may instead choose to simply consume content available for free (e.g., YouTube, Vine). These shifting behaviors may, individually or collectively, adversely affect our viewership, our licensing revenue, our subscription revenue or our television and radio advertising revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Our failure to successfully compete with other broadcasters and other entertainment and news media for our share of advertising revenue could have a material adverse effect on our business, financial condition and results of operations.

We compete with other broadcasters and other entertainment and news media for advertising revenue. There have also been an increasing number of competitors targeting the U.S. Hispanic population. The success of our television networks and radio stations is primarily dependent upon their share of overall advertising revenues within their markets, especially in the New York, Los Angeles and Miami-Fort Lauderdale markets. Our radio stations compete in their respective markets for audiences and advertising revenues with other stations of all formats, as well as with other media, such as satellite radio, cable services, television, digital, and mobile and direct mail, newspapers, magazines, and outdoor advertising. Our digital properties compete for advertising revenue with various websites and mobile applications, particularly those that target the same demographics we target. We will continue to face additional competition for advertising revenue, as we expand our offerings for multicultural and young, diverse audiences. If we fail to compete successfully for our share of advertising revenue, it could have a material adverse effect on our business, financial condition and results of operations.

Damage to our brands, particularly the Univision brand, or our reputation could have a material adverse effect on our business, financial condition and results of operations.

We believe that our brands, particularly the Univision brand, are among our most valuable assets. We believe that our brand image, brand awareness and reputation foster our relationship with Hispanic America and have contributed significantly to the success of our business. We believe that the extension of our brands will contribute to the growth of our business. Maintaining, further enhancing and extending our brands may require us to make significant investments in marketing, programming or new products, services or events. These investments may not be successful. If we are not successful in maintaining or enhancing the image or awareness of our brands, or if our reputation is harmed for any reason, it could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly results of operations may fluctuate significantly, making it difficult to rely on period-to-period comparisons of our results of operations as an indication of our future performance.

Our results of operations may fluctuate from period to period as a result of numerous factors, including, but not limited to:

•	demand for advertising on our platforms;

•	the timing and terms of MVPD or affiliate agreement negotiations and renewals;

•	global economic conditions;

•	seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits;

•	changes in ratings;

•	local market dynamics;

•	increased consumption of our programming on digital or mobile devices;

•	coverage of the major soccer tournaments, such as the World Cup or Gold Cup, by us or our competitors;

•	the timing and results of the Broadcast Incentive Auction or any other spectrum monetization efforts;

•	competing English-language or Spanish-language programming;

•	elections and other unique programming events;

•	political cycles and changes in political/advocacy campaign spending;

•	announcements or performance of our acquisitions, investments or joint ventures; and

•	other factors impacting the results of operations discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Many of the above factors are discussed in more detail elsewhere in this “Risk Factors” section and in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and

“Business.” Many of these factors are outside of our control, and the variability and unpredictability of these factors could cause our results of operations to vary significantly from period-to-period and could cause us to fail to meet our expectations for revenues or results of operations for a given period. As a result of the variability of our results of operations, you should not rely on period to period comparisons of our results of operations as an indication of our future performance.

We may need to retain the rights to sports programming to attract advertising revenues, and, even if we retain such rights, there is no assurance that our sports programming will continue to be popular or that associated advertising revenue will generate sufficient revenue to offset the associated costs.

We have traditionally relied, in part, on the broadcasting of certain sports programming to attract advertising revenues. We are facing increasing competition for sports programming from other Spanish-language networks and from companies owning English and Spanish-language networks, and we may have to increase the price we are willing to pay or risk being outbid by our competitors for popular content. For example, while we had the rights to the 2014 World Cup, we did not obtain the rights to the 2018, 2022 and 2026 World Cups and, accordingly, we will not benefit from the expected audience for those events during those years. Moreover, particularly with long-term contracts for sports programming rights, our results of operations and cash flows over the term of a contract depend on a number of factors, including the strength of the advertising market, our audience size for the related programming and the ability to secure distribution from, and impose surcharges or obtain carriage on, MVPDs for the content, and the timing and amount of our rights payments. If we are unable to compete effectively with other networks or distribution channels for sports programming, this could affect our ratings, and result in a decline in advertising revenue. Even if we are able to secure rights to sports programming, there is no assurance that such programming will generate the expected advertising revenue or that the revenue generated by the related programming will exceed our cost, as well as the other costs of producing and distributing the programming. Under the Televisa PLA, we received the U.S. rights to broadcast Mexican First Division soccer league games for which Televisa owns or controls the U.S. rights. However, there is no assurance as to how the soccer teams will perform or if the Mexican soccer league games will continue to be popular in the U.S. There can be no guarantee that Televisa will maintain the U.S. broadcast rights to Mexican First Division soccer league games to the extent it currently possesses such rights, or at all. If Mexican soccer league games do not continue to be popular or, in the case of the teams not owned by Televisa, if the rights to such games cannot be obtained by us at an acceptable cost or at all, this could affect our ratings, and result in a decline in advertising revenue. In addition, the costs of some rights may increase. If the sports programming we have does not achieve sufficient consumer acceptance, or if we or Televisa cannot obtain or retain rights to popular sports programming on acceptable terms, or at all, this could have a material adverse effect on our business, financial condition and results of operations.

We receive a significant amount of our network programming from Televisa and if such programming is not as popular as it has been in the past, if there is a continued decline in popularity of certain of this programming or we were to lose access to such programming, it could have a material adverse effect on our business, financial condition and results of operations.

We receive a significant amount of programming for our broadcast television networks and cable offerings from Televisa pursuant to the Televisa PLA. The programming we receive under the Televisa PLA accounts for a majority of our primetime programming on the Univision Network and a substantial portion of the overall programming on our broadcast television networks, cable channels and our media networks digital platforms. Upon consummation of this offering, the Televisa PLA is not set to expire until the later of 2030 or 7.5 years after a Televisa Sell-Down, unless certain change of control events happen, in which case the Televisa PLA will expire on the later of 2025 or 7.5 years following a Televisa Sell-Down. If Televisa were to stop providing us programming for any reason or if the programming Televisa provides to us is not as popular as anticipated or it has been in the past, and if we are unable to replace such programming with new popular programming, this could lead to lower ratings and a decline in advertising revenues. The ratings for programming that we receive from Televisa have recently declined, which could adversely impact our advertising revenue with respect to such programming as well as our margins. To the extent that we supplement Televisa programming with other third-party or programming we produce ourselves, we could incur increased programming costs. If we have a continued decline in popularity of programming from Televisa, it could have a material adverse effect on our business, financial condition and results of operations. For a description of the terms of the Televisa PLA, see “Business—Programming—Televisa.”

Scheduled increases in royalty payments under the Televisa PLA could have an adverse effect on our results of operations.

Under the Televisa PLA, Televisa receives royalties from us, based on 11.84% of substantially all of our Spanish-language media networks revenues through December 2017. Additionally, Televisa receives an incremental 2% in royalty payments on any of such media networks revenues above a contractual revenue base of $1.66 billion. After December 2017, the royalty payments to Televisa will increase to 16.13%, and commencing later in 2018, the rate will further increase to 16.45% until the expiration of the Televisa PLA. Additionally, Televisa will receive an incremental 2% in royalty payments (with the revenue base decreasing to $1.63 billion with the second rate increase). If we are not able to take advantage of the increased digital rights we received under the Televisa PLA or otherwise increase our overall margins, the increased royalties could have an adverse effect on our results of operations.

We produce our own programming and have launched new networks, and there is no assurance that our audience will accept our new programming or our new networks.

We launched Univision Studios in 2010 to produce our own programming and have produced limited programming to date. If we choose to increase the use of our own programming instead of using programming from Televisa or other parties, we will have to incur additional costs associated with producing our programming, which could have a material adverse effect on our business, financial condition and results of operations. The revenues derived from the production of such programming will depend primarily upon its acceptance by the public, and our own programming will have to compete with other Spanish-language programming. If our programming is not as popular as other programming that has been or will be available to us or our competitors, this may lead to lower ratings and a decline in our advertising revenues and any such revenues may not offset the costs of producing such programming, which could have a material adverse effect on our business, financial condition and results of operations.

Since 2012, we have launched Univision tlnovelas, Univision Deportes Network and ForoTV, and have invested in strategic partnerships that launched the Fusion television and digital networks, El Rey and Flama. If these networks are unable to attract or retain a large audience, we may not be able to garner favorable ratings and generate significant advertising revenues from such networks and we may record losses on our investments in these networks. In the six months ended June 30, 2016 and each of the years ended December 31, 2015, 2014 and 2013, we recorded losses on equity method investments related to our investment in El Rey, and in each of the years ended December 31, 2015, 2014 and 2013, we recorded losses on equity method investments related to our former investment in Fusion, of which we acquired the remaining interests held by our former joint venture partner in August 2016. See Note 7 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 5 to our unaudited consolidated financial statements for the six months ended June 30, 2016 contained elsewhere in this prospectus. In addition, we will need to make additional investments in one or more of these networks. If these networks are not successful, we may not be able to generate net gains on our investment, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to monetize our content on our digital platforms effectively, which could have a material adverse effect on our business, financial condition and results of operations.

Univision.com is our flagship digital property and our largest digital platform. While we receive digital business revenues from display advertising, we expect that video advertising, subscriber fees for our digital content that is provided on an authenticated basis on Univision.com and Univision Now, digital content licensing, digital sponsorship advertising and other long form video content initiatives will play a larger role in our business going forward. We have also made a series of strategic investments in digital assets that target multicultural and young, diverse audiences, including acquiring The Root, a controlling interest in The Onion, certain digital media assets of Gawker Media that we are operating as GMG and all of our former joint venture partner’s interests in Fusion, including its digital properties. However, our online video initiatives may not be successful in generating sufficient public acceptance or generate significant online revenue and we may not be able to capitalize on our efforts to expand our target audience. In addition, some of our programming, such as telenovelas, which are often watched live and on a daily basis, may not successfully translate to digital platforms or obtain a significant audience on such platforms. If we are not able to gain a sufficient audience on our digital platforms and monetize our programming on these platforms successfully, it could have a material adverse effect on our business, financial condition and results of operations. We also face competition for online advertising from websites such as Telemundo.com, Yahoo!, en Español, MSN Latino, MaximumTV and ButacaTV, which provide Spanish-language digital content, and others such as Vox Media, Business Insider, Time Inc., Conde Nast Digital, Mashable, The New York Times and The Huffington Post, which are popular among young, diverse audiences, and mobile applications, such as Buzzfeed and Vice and other online video providers such as Hulu, Netflix and Amazon Prime, for audience share and online advertising revenues, and if we are unable to compete successfully with such providers, it could have a material adverse effect on our business, financial condition and results of operations.

We may acquire or invest in complementary businesses, particularly digital businesses, as part of a growth strategy targeting U.S. Hispanics as well as multicultural and young, diverse audiences, or enter into joint ventures in the future which may result in additional risks.

From time to time, we have acquired or invested in complementary businesses and entered into joint ventures and we may acquire or invest in complementary businesses, particularly digital businesses, as part of a growth strategy targeting U.S. Hispanics as well as multicultural and young, diverse audiences or enter into joint ventures in the future. This strategy will depend on our ability to find, consummate transactions with and successfully integrate suitable acquisition or investment targets or joint ventures and we may not be successful in doing so. In addition, this strategy may divert management attention, result in increased costs or require us to incur additional debt or raise additional equity capital, which could have a material adverse effect on our business, financial condition and results of operations. Our results of operations may also be impacted by gains and losses from such acquisitions, investments or joint ventures or from any related impairment or restructuring charges.

Our efforts to monetize our spectrum assets in the upcoming Broadcast Incentive Auction or otherwise may not be successful. We will not be able to communicate specific information about our efforts to monetize our spectrum in the auction until the results of the auction are publicly announced by the FCC which may adversely impact our ability to access the debt and equity markets during that period.

The monetization of our spectrum assets is part of our strategy. In the upcoming Broadcast Incentive Auction, (i) we have filed applications to participate as a bidder to sell a portion of our spectrum in select markets, which, if granted, would require us to enter into a channel sharing arrangement with a third-party station owner in the applicable market in exchange for a to-be-determined portion of the proceeds from such sale or combine our networks on our remaining 6 MHz channel in the applicable market, or (ii) we will seek to monetize a portion of our spectrum in certain markets by entering into channel sharing arrangements whereby we host one or more other broadcasters’ stations on one or more of our operating channels in exchange for a portion of such broadcasters’ proceeds from their spectrum sale in the auction. The Broadcast Incentive Auction is scheduled to occur in 2016, but may be cancelled, delayed or materially altered. Accordingly, we may not have an opportunity to monetize our spectrum assets in the Broadcast Incentive Auction on terms that are acceptable to us, or at all. We also may not generate significant proceeds or may generate lower proceeds than anticipated in the auction. In addition, we and our agents, employees, officers, directors and owners will be subject to strict FCC prohibitions on directly or indirectly communicating—both internally and externally—information regarding (1) our bidding strategy or the status of our bids in the auction or (2) the strategy or bids of our potential channel sharing partners after the commencement of the auction process, which is scheduled for January 12, 2016. Accordingly, after the commencement of the auction, we will not be able to publicly communicate any updated information about our applications or any channel sharing arrangements other than as stated above. In particular, we will not be able to publicly communicate the preliminary results of our participation in the auction, which we may be apprised of as early as the second quarter of 2016, until the auction is completed, which may not be before the fourth quarter of 2016. These restrictions could have the effect of limiting our ability to access the equity or debt markets during that period, which could adversely impact our ability to raise additional capital or refinance our indebtedness, thereby adversely impacting our ability to reduce our cost of borrowing. If the FCC believes that there have been irregularities in our bidding, or receives a complaint to such effect, then it may launch an investigation and require us to demonstrate that we took adequate precautions to limit our public communications during the auction. Any violation of these prohibitions could result in significant penalties, reversal of our bids, and potential lawsuits from our channel sharing partners, any of which could have a material adverse effect on our ability to monetize our assets or otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, we may seek to monetize our spectrum assets by entering into other transactions with respect to such assets. Such other efforts to monetize such assets that we undertake may not be successful. See “Business—Federal Regulation.”

The monetization of our spectrum assets could have an adverse effect on our television stations and require us to incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

If we decide to monetize certain of our spectrum assets in the Broadcast Incentive Auction, we may elect to migrate certain of our television broadcast operations on a “shared” basis to spectrum already licensed to us or to third parties, elect to allow a third party broadcaster to share our spectrum or otherwise modify our transmission facilities. This could result in new interference to our signals from other stations, reduce our over-the-air signal coverage or cause other service impairments to our television stations, or require us to incur relocation costs, which could have a material adverse effect on our business, financial condition and results of operations.

The failure or destruction of satellites and transmitter facilities that we depend upon to distribute our programming could have a material adverse effect on our business, financial condition and results of operations.

We use satellite systems to transmit our broadcast and cable networks to affiliates. The distribution facilities include uplinks, communications satellites and downlinks. Transmissions may be disrupted as a result of local disasters including extreme weather that impair on-ground uplinks or downlinks, or as a result of an impairment of a satellite. Currently, there are a limited number of communications satellites available for the transmission of programming. If a disruption occurs, we may not be able to secure alternate distribution facilities in a timely manner. Failure to secure alternate distribution facilities in a timely manner could have a material adverse effect on our businesses and results of operations. Each of our television and radio stations and cable networks uses studio and transmitter facilities that are subject to damage or destruction. Failure to restore such facilities in a timely manner in the event of such damage could have a material adverse effect on our business, financial condition and results of operations.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of goodwill and other intangible assets. We may never realize the full value of our intangible assets and any further impairment of a significant portion of our goodwill and other intangible assets could have a material adverse effect on our financial condition and results of operations.

Goodwill and intangible assets totaled approximately $8.0 billion at June 30, 2016 and December 31, 2015. At least annually, we test our goodwill and non-amortizable intangible assets for impairment and we continue to assess whether factors or indicators, such as a general economic slowdown, become apparent that would require an interim test. Impairment may result from, among other things, deterioration in our performance, adverse changes in applicable laws and regulations, including changes that restrict the activities of or affect the products or services sold by our businesses and a variety of other factors.

The amount of any quantified impairment must be expensed immediately as a charge to operations. During the year ended December 31, 2015, we recorded non-cash impairment losses of $224.4 million, which consisted primarily of $161.3 million related to the write-down of broadcast radio licenses, $50.0 million related to the write-down of program rights, which included $9.3 million related to the termination of the Venevision PLA (as defined below), $8.9 million related to the write-down of property held for sale, $4.0 million related to the write-down of a radio trade name and $0.2 million related to the write-down of tangible assets. During the year ended December 31, 2014, we recorded non-cash impairment losses of $340.5 million, which consisted primarily of $182.9 million related to the impairment of Venevision International Enterprises LLC (“Venevision”) related prepaid programming assets made in conjunction with the amendment of the program license agreement with Venevision (the “Venevision PLA”), $133.4 million related to the write-down of broadcast radio licenses, $9.0 million related to the write-down of a trade name, $8.2 million related to the write-down of program rights and $7.0 million related to the write-down of property held for sale. During the year ended December 31, 2013, we recorded non-cash impairment losses of $439.4 million, which consisted primarily of $307.8 million related to the write-off of Radio segment goodwill, approximately $82.5 million related to the write-down of World Cup program rights prepayments, $43.4 million related to the write-down of broadcast radio licenses, and $2.5 million related to the residual write-off of the TeleFutura trade name as the network completed its rebranding as UniMás.

Appraisals of any of our segments impacting fair value of our assets or changes in estimates of our future cash flows could affect our impairment analysis in future periods and cause us to record either an additional expense for impairment of assets previously determined to be impaired or record an expense for impairment of other assets. Depending on future circumstances, we may never realize the full value of intangible assets. Any future determination or impairment of a significant portion of our goodwill and other intangibles could have a material adverse effect on our financial condition and results of operations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred significant cumulative net taxable losses in the past. Our unused losses generally carry forward to offset future taxable income, if any, until such unused losses expire. We may be unable to use these losses to offset income before such unused losses expire. In addition, if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change in the equity ownership of certain stockholders over a rolling three-year period) under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes to offset future taxable income or taxes may be limited. We may experience an “ownership change” as a result of this offering or future changes in our stock ownership (including dispositions of our stock by the Investors), some of which changes may not be within our control. If we are unable to use our net operating loss carryforwards before they expire, it could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the performance of our senior executives.

Our business depends on the efforts, abilities and expertise of our senior executives. These individuals are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. We cannot assure you that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have employment agreements with certain of these individuals, we could not prevent them from terminating their employment with us.

Strikes or other union job actions could have a material adverse effect on our business, financial condition and results of operations.

We are directly or indirectly dependent upon highly specialized union members who are essential to producing content. We have collective bargaining agreements covering our union employees with varying expiration dates through 2019. If expiring collective bargaining agreements are not able to be renewed, it is possible that the affected unions could take action in the form of strikes or work stoppages. A strike by, or a lockout of, one or more of the unions could affect our ability to produce our local news programs, which could have a material adverse effect on our business, results of operations and financial condition.

Piracy of our programming and other content, including digital piracy, may decrease revenue received from the exploitation of our programming and other content, and could adversely affect our businesses, financial condition and operating results.

Piracy of programming and other unauthorized uses of content are made easier, and the enforcement of intellectual property rights more challenging, by technological advances allowing the conversion of programming and other content in to digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of our content. Technological advances, which facilitate the streaming of programming via the Internet to television screens and other devices, may increase piracy. In particular, piracy of programming and other content through unauthorized distribution on peer-to-peer computer networks and other platforms continues to present challenges of us. The proliferation of unauthorized access to programming has an adverse effect on our businesses and profitability because these unauthorized actions reduce the revenue that we potentially could receive from the legitimate sale and distribution of our services and products. Also, while legal protections exist, piracy and technological tools with which to carry it out continue to escalate, evolve and present challenges for enforcement. If legal protections fail to adapt to new technologies that facilitate piracy, we may be unable to effectively protect our rights, which could negatively impact our value and further increase our enforcement costs.

Our operations and properties are subject to environmental, health and safety laws and regulations that result in substantial costs and other risks.

Our facilities and operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to regulated substances, materials and wastes. We may be subject to fines or penalties if we fail to comply with any of these requirements. In addition, we may be liable for costs of investigation, removal or remediation of soil and groundwater contaminated by hazardous materials as the owner, lessee or operator of real property and facilities, without regard to whether we, as the owner, lessee or operator, knew of, or were responsible for, the contamination. We may also be liable for certain costs of remediating contamination at third party sites to which we sent waste for disposal. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Federal Regulatory Framework

The Communications Act and FCC regulations limit the ability of non-U.S. citizens and certain other persons to invest in us.

The acquisition and ownership of our securities, directly or indirectly, by a foreign party could cause us to be in violation of the foreign investment limitations of the Communications Act which generally prohibit foreign parties from owning more than 25% of the equity or voting interests of a company owning a broadcast station licensee without the prior authorization of the FCC. We and Televisa have jointly filed a petition for declaratory ruling with the FCC seeking (a) an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49% and (b) to authorize Televisa to hold up to 40% of Univision’s issued and outstanding shares of common stock (in both cases on a voting and an equity basis). A decision by the FCC not to grant, in whole or in part, the relief requested in the joint petition, could limit the ability of foreign investors to acquire and hold our securities. Separately, under the FCC’s media ownership rules, a direct or indirect owner of our securities could violate the FCC’s structural media ownership limitations if that person owned or acquired an “attributable” interest in certain other television stations nationally or in certain types of media properties in the same market as one or more of our broadcast stations. Under the FCC’s “attribution” policies the following relationships and interests generally are cognizable for purposes of the substantive media ownership restrictions: (1) ownership of 5% or more of a media company’s voting stock (except for investment companies, insurance companies and bank trust departments, whose holdings are subject to a 20% voting stock benchmark); (2) officers and directors of a media company and its direct or indirect parent(s); (3) any general partnership or limited liability company manager interest; (4) any limited partnership interest or limited liability company member interest that is not “insulated,” pursuant to FCC-prescribed criteria, from material involvement in the management or operations of the media company; (5) certain same-market time brokerage agreements; (6) certain same-market JSAs; and (7) under the FCC’s “equity/debt plus” standard, otherwise non-attributable equity or debt interests in a media company if the holder’s combined equity and debt interests amount to more than 33% of the “total asset value” of the media company and the holder has certain other interests in the media company or in another media property in the same market.

Our amended and restated certificate of incorporation includes provisions that permit us to take certain actions in order to comply with the Communications Act and FCC regulations, as applicable, regarding ownership of securities by such persons, including, but not limited to, the right to refuse to permit the transfer of shares of common stock, to suspend the rights of stock ownership, to require the conversion of shares of common stock into any other class of our common stock or warrants and to redeem shares of common stock. Given the ownership of Televisa and certain other holders at the time of this offering, non-U.S. citizen investors buying our

Class A common stock in this offering or in the open market after this offering will likely be subject to these provisions. Non-U.S. citizen investors and investors with “attributable” interests in certain types of media properties should consider carefully these provisions in our amended and restated certificate of incorporation prior to investing in our Class A common stock, particularly given Televisa’s ownership of our Class T-3 common stock, which gives Televisa substantial voting rights. These restrictions may decrease the liquidity and value of our Class A common stock by reducing the pool of potential investors in our company and making the acquisition of control of us by third parties more difficult. In addition, these restrictions could adversely affect our ability to attract additional equity financing in the future or consummate an acquisition using shares of our capital stock. See “Description of Capital Stock—Federal Communications Laws Restrictions.”

Compliance with, and/or changes in, U.S. communications laws or other regulations may have an adverse effect on our business, financial condition and results of operations.

The television and radio industries in the U.S. are highly regulated by U.S. federal laws and regulations issued and administered by various federal agencies, including the FCC. See “Business—Federal Regulation.” The television and radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. For example, we are required to obtain licenses from the FCC to operate our radio and television stations with maximum terms of eight years, renewable upon application. We cannot assure you that the FCC will approve our future license renewal applications or that the renewals will be for full terms or will not include special operating conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on our business, financial condition and results of operations.

The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation of each of our segments and ownership of our radio and television properties. For example, from time to time, proposals have been advanced in the U.S. Congress and at the FCC to shorten license terms for broadcast stations to less than eight years, to mandate the origination of certain levels and types of local programming, or to require radio and television broadcast stations to provide free advertising time to political candidates. Any restrictions on political/advocacy advertising may adversely affect our advertising revenues. In addition, some policymakers maintain that cable MVPDs should be required to offer a la carte programming to subscribers on a network by network basis or “family friendly” programming tiers. Unbundling packages of program services may increase both competition for carriage on distribution platforms and marketing expenses, which could adversely affect our cable networks’ business, financial condition and results of operations. Legislation could be enacted, which could require broadcasters to pay a performance royalty to record companies and performers of music which is broadcast on radio stations and increase the cost of music programming on our radio stations.

In an order released on September 7, 2016, the FCC adopted a proposal to eliminate the UHF Discount, pursuant to which the audience reach attributed to UHF television stations historically was discounted by 50% for purposes of determining compliance with the FCC’s 39% national audience reach cap. As a result of the repeal of the UHF Discount, our current reach would exceed the national cap. The FCC has “grandfathered” existing station portfolios, like ours, that exceed the cap upon elimination of the UHF Discount. However, absent a waiver, a grandfathered station group will have to come into compliance with the cap upon a sale or transfer of control. As a result, we may be required to divest television stations or take other steps to comply with the national cap in the event of a transfer of control of Univision, including a transfer of control to the public stockholders of Univision, or as otherwise may be required, pursuant to the MOU. The consummation of this offering will not trigger any such required divestiture or waiver request. Elimination of the UHF Discount may also adversely affect our ability to acquire additional television stations. By a petition for review filed on September 16, 2016, 21st Century Fox, Inc., has appealed the FCC’s order to the U.S. Court of Appeals for the District of Columbia Circuit. We cannot predict the outcome of this appeal or its effect on our business. See “Business—Federal Regulation—Ownership Restrictions” and “Certain Relationships and Related Person Transactions—Agreement on FCC Petition and FCC Transfer of Control Application.”

New laws or regulations with respect to retransmission consent or “must-carry” rights could significantly reduce our ability to obtain carriage and therefore revenues.

A number of entities have commenced operation, or announced plans to commence operation, of Internet protocol video systems or internet protocol television (“IPTV”) systems, using digital subscriber line (“DSL”), fiber optic to the home (“FTTH”) and other distribution technologies. In most cases, we have entered into retransmission consent agreements with such entities for carriage of our eligible stations. However, the issue of whether those services are subject to cable television regulations, including must carry or retransmission consent obligations, has not been resolved. If IPTV systems gain a significant share of the video distribution marketplace, and new laws and regulations fail to provide adequate must carry and/or retransmission consent rights, our ability to distribute our programming to the maximum number of potential viewers and to be compensated for such distribution may be limited.

As noted above, on December 19, 2014, the FCC issued a notice of proposed rulemaking that would expand the definition of MVPD under the FCC’s rules to include certain OTT distributors of video programming that stream content to consumers over the Internet. The proposal, if adopted, could result in changes to how both our television stations’ signals and cable networks are distributed, and to how viewers access our content. We cannot predict the outcome of the rulemaking proceeding or the effect of such a change on our revenues from carriage agreements and from advertising.

In early 2010, a number of cable and satellite MVPDs joined in a petition to urge the FCC to initiate a rulemaking proceeding to consider amending its retransmission consent rules. In March 2011, the FCC initiated a formal rulemaking proceeding to evaluate the proposals raised by the petitioners and more broadly to review its retransmission consent rules. Acknowledging its limited jurisdiction, the FCC solicited comments on a series of preliminary proposals intended to clarify certain rules, and provide guidance to the parties, concerning or affecting retransmission consent negotiations. In March 2014, the FCC adopted a rule prohibiting the joint negotiation of retransmission consent agreements by top-4 rated non-commonly-owned stations in the same market, and sought comment on possible changes to its rules regarding television stations’ rights to territorial exclusivity with respect to network and syndicated programming. However, in the STELA Reauthorization Act (“STELAR”), enacted in December 2014, Congress directed the FCC to undertake additional rulemakings concerning retransmission consent issues, including to adopt regulations to prohibit a television station from coordinating retransmission consent negotiations or negotiating retransmission consent on a joint basis with any other television station in the same market, irrespective of ratings, unless the stations are under common control. The FCC adopted such a rule in February 2015. The rule prohibits Univision and Entravision Communications Corporation (“Entravision”), from negotiating retransmission consent jointly, or from coordinating such negotiations, in six markets where both companies own television stations. Separately, on June 2, 2015, the FCC adopted an order implementing a further directive of STELAR that the FCC streamline its “effective competition” rules for small cable operators. Under the Communications Act, local franchising authorities (LFAs) may regulate a cable operator’s basic cable service tier rates and equipment charges only if the cable operator is not subject to effective competition. Historically the FCC presumed the absence of effective competition unless and until a cable operator rebutted the presumption. The FCC’s order reversed that approach and adopted a rebuttable presumption that all cable operators, regardless of size, are subject to effective competition. Some cable operators have taken the position that cable systems found to be subject to effective competition are not required to place television stations, like ours, that have elected retransmission consent on the basic cable service tier. The FCC’s order does not address this issue. The FCC also must implement other provisions in STELAR that could affect retransmission consent negotiations, including a proceeding launched in March 2015 concerning procedures for modification of a station’s “market” for purposes of determining its entitlement to cable and/or satellite carriage in certain circumstances. On September 2, 2015, the FCC issued a Notice of Proposed Rulemaking (“NPRM”) seeking comment on whether the FCC should make changes to its rules requiring that commercial broadcast television stations and MVPDs negotiate in “good faith” for the retransmission by MVPDs of local television signals. Under the Communications Act, MVPDs may not retransmit a commercial broadcast television station’s signal without the station’s consent (unless the station has elected “must-carry” status). Stations and MVPDs are required to negotiate for retransmission consent in “good faith.” The FCC’s rules implementing the good faith requirement identify certain practices that presumptively violate the obligation to negotiate in good faith. The FCC also may consider whether other practices violate the good faith requirement under the “totality of the circumstances.” The NPRM was issued in response to Congress’s directive in STELAR that the FCC commence a review of the “totality of the circumstances” test. Among a number of other matters, the NPRM sought comment on whether networks negotiating retransmission consent on behalf of their third party affiliates, or holding approval rights over their affiliates’ retransmission consent agreements, should be deemed to violate the good faith negotiation requirement. The FCC also asked whether the “bundling” of television stations and affiliated non-broadcast program services should be deemed to be a per se violation of the good faith bargaining obligation. In a statement issued on July 14, 2016, the Chairman of the FCC announced that the FCC has determined that the record compiled in the proceeding does not support any modification of the FCC’s current rules governing good faith negotiations for retransmission consent. In a statement released on August 12, 2015, the Chairman of the FCC indicated that the FCC will consider the elimination of the “network non-duplication” and “syndicated exclusivity” rules, which afford television stations certain rights to enforce the territorial exclusivity provisions in their network affiliation and syndicated programming agreements. On September 29, 2016, the FCC issued a NPRM with the stated purpose of promoting competition, diversity and innovation in the video marketplace. The NPRM will consider, among other things, the adoption of rules prohibiting MVPDs from demanding unconditional “most favored nation” provisions and “unreasonable” “alternative distribution methods” provisions in their content distribution agreements with unaffiliated programmers. The NPRM also asks whether the definition of “independent programmer”—which currently encompasses any programmer that is not affiliated with an MVPD—should be revised, and it seeks comment on bundling practices by video programming vendors, although it does not propose any specific rules on bundling. We cannot predict the outcome of pending or future rulemakings on these matters.

Increased enforcement or enhancement of FCC indecency and other program content rules could have a material adverse effect on our business, financial condition and results of operations.

FCC rules prohibit the broadcast of obscene material at any time and/or indecent or profane material on television or radio broadcast stations between the hours of 6 a.m. and 10 p.m. Several years ago, the FCC stepped up its enforcement activities as they apply to indecency, and indicated that it would consider initiating license revocation proceedings for “serious” indecency violations. In the past several years, the FCC has found indecent content in a number of cases and has issued fines to the offending licensees. The current maximum permitted fines per station if the violator is determined by the FCC to have broadcast obscene, indecent or profane material are $350,000 per incident and $3,300,000 for a continuing violation, and the amount is subject to periodic adjustment for inflation. Fines have been assessed on a station-by-station basis, so that the broadcast of network programming containing allegedly indecent or profane material has resulted in fines levied against each station affiliated with that network which aired the programming containing such material. In June 2012, the U.S. Supreme Court struck down, on due process grounds, FCC Notices of Apparent Liability issued against stations affiliated with the FOX and ABC television networks in connection with their broadcast of “fleeting” or brief broadcasts of expletives or nudity and remanded the case to the FCC for further proceedings consistent with the Court’s opinion. In September 2012, the Chairman of the FCC directed FCC staff to commence a review of the FCC’s indecency policies, and to focus indecency enforcement on egregious cases while reducing the backlog of pending broadcast indecency complaints. On April 1, 2013, the FCC issued a public notice seeking comment on whether the FCC should make changes to its current broadcast indecency policies or maintain them as they are. The proceeding to review the FCC’s indecency policies is pending, and we cannot predict the timing or outcome of the proceeding. The determination of whether content is indecent is inherently subjective and therefore it can be difficult to predict whether particular content could violate indecency standards, particularly where programming is live and spontaneous. Our violation of the indecency rules could lead to sanctions that could have a material adverse effect on our business, financial condition and results of operations.

The impact of legislation that could result in the reallocation of broadcast spectrum may result in additional costs and affect our ability to provide competitive services, which could have a material adverse effect on our business, financial condition and results of operations.

Federal legislation was enacted in February 2012 that, among other things, authorizes the FCC to conduct a voluntary “incentive auction” in order to reallocate certain spectrum currently occupied by television broadcast stations to mobile wireless broadband services, to repack television stations into a smaller portion of the existing television spectrum band and to require television stations that do not participate in the auction to modify their transmission facilities, subject to reimbursement for reasonable relocation costs up to an industry-wide total of $1.75 billion.

The FCC has adopted rules concerning the incentive auction and the repacking of the television band. Under the auction design proposed by the FCC, television stations will be given an opportunity to offer spectrum for sale to the government in a “reverse” auction while wireless providers will bid to acquire spectrum from the government in a simultaneous “forward” auction. Applications to participate in the auction are required to be filed by January 12, 2016 and the auction will begin on March 29, 2016.

If some or all of our television stations are required to change frequencies, otherwise modify their operations in a repacking, or accept new interference from other stations, our stations could incur conversion costs, reduction of over-the-air signal coverage or other service impairments, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Indebtedness

If we were to experience net losses in the future and for an extended period of time, our ability to comply with the credit agreement governing our senior secured credit facilities, the indentures governing our senior notes, including financial covenants and ratios, could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

We have in the past and may in the future experience net losses. If we were to experience net losses in the future and for an extended period of time, there could be an adverse effect on our liquidity and capital resources, including but not limited to, an adverse effect as a result of our failure to comply with the financial covenants or ratios in the credit agreement governing our senior secured credit facilities. In addition, if events or circumstances occur such that we were not able to generate positive cash flow and operate our business as it is presently conducted, we may be required to seek a waiver from our banks if we are unable to comply with our financial covenants or ratios, or we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not, if necessary, be able to effect these actions on commercially reasonable terms, or at all. In addition, the indentures governing our senior notes and the credit agreement governing our senior secured credit facilities may restrict us from taking some of these actions. Any default under the credit agreement governing our senior secured credit facilities, inability to renegotiate such agreement if required, obtain additional financing if needed, or obtain waivers for any failure to comply with financial covenants and ratios would have a material adverse effect on our overall business and financial condition.

Our substantial indebtedness could adversely affect our business and your investment in our Class A common stock.

As of June 30, 2016, after giving pro forma effect to this offering and the application of the net proceeds as described in the “Use of Proceeds,” we estimated that we would have had outstanding total long-term indebtedness of approximately $            billion (excluding discount and premium), including approximately $            million of senior secured indebtedness (including $            million of capital leases but excluding $            million of letters of credit), approximately $            million of borrowings under our accounts receivable sale facility and approximately $            million of senior unsecured indebtedness. Our substantial level of indebtedness and other financial obligations increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on, or other amounts due, in respect of our indebtedness or refinance our existing debt prior to it becoming due. Our substantial debt could also have other significant consequences. For example, it could:

•	increase our vulnerability to general adverse economic, competitive and industry conditions;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes on satisfactory terms or at all;

•

require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities;

•	result in the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, will be at variable rates of interest;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•	limit our planning flexibility for, or ability to react to, changes in our business and the industries in which we operate;

•	limit our ability to adjust to changing market conditions; and

•	place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

If we fail to make any required payment under our senior secured credit facilities or to comply with any of the financial and operating covenants included in our senior secured credit facilities, we will be in default. Lenders under such facilities could then vote to accelerate the maturity of the indebtedness and foreclose upon our and our subsidiaries’ assets securing such indebtedness. Other creditors might then accelerate other indebtedness. If any of our creditors accelerate the maturity of the portion of our indebtedness held by such creditors, we may not have sufficient assets to satisfy our obligations under our senior secured credit facilities or our other indebtedness.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our senior secured credit facilities and the indentures governing our senior notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness we can incur in compliance with these restrictions could be substantial. For example, we may, at our option and subject to certain conditions, increase our senior secured credit facilities in an aggregate amount not to exceed $50.0 million. Moreover, none of our indentures impose any limitation on our incurrence of liabilities that are not considered “Indebtedness” under the indentures, nor do they impose any limitation on liabilities incurred by subsidiaries, such as our subsidiary that operates Flama, that are designated as “unrestricted subsidiaries.” Further, although Televisa has certain approval rights with respect to our ability to incur additional indebtedness, we and our subsidiaries may still be able to incur substantially more debt. If we incur additional debt, the risks associated with our substantial leverage would increase.

Restrictive covenants in the credit agreement governing our senior secured credit facilities and the indentures governing our senior notes may restrict our ability to pursue our business strategies.

The credit agreement governing our senior secured credit facilities and the indentures governing our senior notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. These agreements governing our indebtedness include covenants restricting, among other things, our ability to:

•	incur or guarantee additional debt or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries;

•	alter the business that we conduct; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, under the credit agreement governing our senior secured revolving credit facility we are required to maintain a first-lien secured leverage ratio to the extent that usage under our senior secured revolving credit facility exceeds 25% of the commitments thereunder at the end of the applicable fiscal quarter. Our ability to meet that financial ratio can be affected by events beyond our control, and we cannot assure you that we will be able to meet that ratio. We were in compliance with such financial covenants as of June 30, 2016, but there can be no assurance that we will continue to be in compliance with such covenants in the future. A breach of any covenant or restriction contained in either our senior secured credit facilities or the indentures governing the senior notes could result in a default under those agreements. If any such default occurs, the lenders under our senior secured credit facilities or the holders of the senior notes, as the case may be, may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, an event of default under the indentures governing the senior notes would cause an event of default under our senior secured credit facilities, and the acceleration of debt under our senior secured credit facilities or the failure to pay that debt when due would cause an event of default under the indentures governing the notes and the existing senior notes (assuming the amount of that debt is in excess of $100.0 million for the senior notes). The lenders under our senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under our senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under our senior secured credit facilities or the senior notes were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

We are dependent upon our lenders for financing to execute our business strategy and meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition and results of operations.

During periods of volatile credit markets, there is risk that any lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to, extending credit up to the maximum permitted by a credit facility. If our lenders are unable to fund borrowings under their revolving credit commitments or we are unable to borrow (such as having insufficient capacity under our borrowing base), it could be difficult in such environments to obtain sufficient funding to execute our business strategy or meet our liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.

Volatility and weakness in capital markets may adversely affect credit availability and related financing costs for us.

Bank and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Although we can currently access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. In addition, our access to and cost of borrowing can be affected by our short and long term debt ratings assigned by ratings agencies. These factors, including the tightening of credit markets, or a decrease in our debt ratings, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers and other counterparties.

Risks Related to This Offering and Ownership of Our Class A Common Stock

An active, liquid trading market for our Class A common stock may not develop.

Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our Class A common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail after the completion of this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The price of our Class A common stock may be volatile and you could lose all or part of your investment.

Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein, and other factors beyond our control. Factors affecting the trading price of our Class A common stock could include:

•	market conditions in the broader stock market;

•	actual or anticipated variations in our quarterly financial and operating results;

•	variations in operating results of similar companies;

•	introduction of new services by us, our competitors or our customers;

•	issuance of new, negative or changed securities analysts’ reports or recommendations or estimates;

•	investor perceptions of us and the industries in which we or our customers operate;

•	actual or anticipated results of MVPD or affiliate agreement renewals;

•	actual or anticipated results of the Broadcast Incentive Auction or other spectrum monetization efforts;

•	sales, or anticipated sales, of our stock, including sales by existing stockholders;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	stock-based compensation expense under applicable accounting standards;

•	acquisitions, investments or joint ventures;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

Televisa has a significant equity interest in us and various approval rights, which could conflict with our interests or the interests of the other holders of our Class A common stock.

In 2010, Televisa acquired a 5% equity stake in us, and debentures convertible into an additional 30% equity stake in us, subject to applicable laws and regulations and certain contractual limitations. On July 15, 2015, Televisa converted its debentures into the Televisa Warrants. In addition, pursuant to the MOU, Televisa has the right to designate and elect four members of our board of directors for as long as our board of directors consists of 22 members. Televisa also has approval rights with respect to certain matters as a lender or minority investor, including with respect to certain dividends and distributions, certain stock repurchases, bankruptcy, incurrence of indebtedness above specified levels and changing our core business. Further, certain matters, including entry or modification of material agreements and acquisition and sale of assets require the approval of at least four of the group comprised of Televisa and the Investors and holders of a majority of the shares held by such group. As a result, Televisa may have approval rights with respect to certain important decisions. The interests of Televisa could conflict with our or your interests in certain material respects. See “Certain Relationships and Related Person Transactions.”

Our Investors’ interests may not be aligned with the interests of our public stockholders.

Upon completion of this offering, our Investors will own approximately             shares of Class S-1 common stock, representing     % of our outstanding common stock and approximately     % of the voting power of our outstanding common stock (or approximately     % of our outstanding common stock and approximately     % of the voting power of our outstanding common stock, if the underwriters exercise their option to purchase additional shares in full). As such, our Investors will have significant influence over our reporting and corporate management and affairs, and our Investors will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval. Matters over which the Investors will, directly or indirectly, exercise control following this offering include:

•	the election of our board of directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under our equity incentive plans.

In addition, the Investors have certain director and committee member designation rights. Even if the Investors’ ownership of our shares falls below a majority, they will have certain rights to designate directors and board committee members and may continue to be able to strongly influence or effectively control our decisions. In addition, under our amended and restated certificate of incorporation, the Investors and their affiliates will not have any obligation to present to us, and the Investors may separately pursue corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity, except in the case of Saban Capital Group, which has agreed to inform us of certain business opportunities in limited circumstances.

Our directors, officers or stockholders, with certain exceptions, do not have obligations to present business opportunities to us and may compete with us.

Our amended and restated certificate of incorporation provides that our directors, officers and stockholders (except for such persons who are also our employees, and Saban Capital Group, which has agreed to inform us of certain business opportunities in the Hispanic market, in limited circumstances) do not have any obligation to offer us an opportunity to participate in business opportunities presented to them even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, such directors, officers and stockholders will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

As a result, our stockholders, certain officers and directors and their respective affiliates will not be prohibited from investing in competing businesses or doing business with our customers. Therefore, we may be in competition with our stockholders, certain officers and directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose certain corporate opportunities or suffer competitive harm, which could negatively impact our business or prospects. See “Description of Capital Stock—Corporate Opportunities.”

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, could cause the market price for our Class A common stock to decline.

Upon consummation of this offering, there will be             shares of our Class A common stock outstanding. All shares of Class A common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). At the time of this offering, we will register the issuance of up to              shares of our Class A common stock under our 2016 Equity Incentive Plan, of which options to purchase              shares and restricted stock units representing              shares have been issued pursuant to our IPO Equity Awards. We will also register the sale of up to              shares and our Class A common stock issuable upon conversion of the              shares of Class S-1 common stock reserved for issuance under our other equity incentive plans, of which options to purchase              shares and restricted stock units representing              shares have been issued. We cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of shares of our Class A common stock in the public market, or the perception that those sales will occur, could cause the market price of our Class A common stock to decline. Of the remaining shares of common stock outstanding,             will be restricted securities within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the consummation of this offering, restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as

described in “Shares Eligible for Future Sale.” An additional             shares of our Class T-1 common stock are issuable upon conversion of the Televisa Warrants. In addition, while immediately prior to this offering Televisa holds 10% of our common stock, which is the maximum percentage of our outstanding common stock Televisa may own (the “Maximum Equity Percentage”) pursuant to the Stockholders Agreement (as defined and discussed in “Certain Relationships and Related Party Transactions—Stockholder Arrangements—Stockholders Agreement”), upon the issuance of Class A common stock pursuant to this offering, Televisa’s direct ownership percentage will fall below the Maximum Equity Percentage and Televisa will be able to convert Televisa Warrants into as many as              additional shares of our Class T-1 common stock without exceeding the Maximum Equity Percentage. See “Certain Relationships and Related Person Transactions—Televisa Commercial Agreements.” The Investors, Televisa, certain of our executive officers and certain other parties will have registration rights with respect to the shares of Class A common stock that they hold.

We, each of our officers and directors, the Investors and Televisa and certain of our other stockholders have agreed that (subject to certain exceptions), for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of any two of Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock. See “Underwriting.” As a result of filing applications and our other monetization efforts in connection with the upcoming Broadcast Incentive Auction and the impact of the FCC communications restrictions, prior to the completion of the auction, which may not be before the fourth quarter of 2016, our officers, directors, the Investors, Televisa and certain of our stockholders may not be able to sell their shares during the lock-up period even if released from the lock-up restrictions or after the expiration of the applicable lock-up period due to securities law considerations. In the event that we determine that such trading restrictions are applicable at the expiration of the applicable lock-up period, we intend to make a public announcement to that effect at that time. Following the expiration of the applicable lock-up period and subject to the foregoing, all of the issued and outstanding shares of our Class A common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of Class A common stock that may be sold into the public market in the future.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our net tangible book value as of             and assuming an offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $         per share. See “Dilution.”

We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for publicly-listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or a board committee performing the board nominating function comprised solely of independent directors or in the event we elect to have a compensation committee, it is not required to be comprised solely of independent directors. In light of our status as a controlled company, our board of directors has determined not to have a majority of our board of directors be independent. Accordingly, should the interests of our Investors differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our Class A common stock, which, under certain circumstances, could reduce the market value of our Class A common stock, even if it would benefit our stockholders.

In addition, our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to             shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares. See “Description of Capital Stock.”

In addition, under the indentures governing our notes, a change of control would require us to offer to repurchase the applicable notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Under our senior secured credit facilities, a change of control would cause us to be in default and the lenders under our senior secured credit facilities would have the right to accelerate their loans, and if so accelerated, we would be required to repay all of our outstanding obligations under our senior secured credit facilities. In addition, from time to time we may enter into contracts that contain change of control provisions that limit the value of, or even terminate, the contract upon a change of control. Under our agreements with the Investors, we may not effect a change of control without written approval of 60% of our outstanding common stock held by the Investors and the approval of a majority of the Investors. In addition, our agreements with the Investors and Televisa contain provisions that may discourage interested parties from acquiring significant holdings of our common stock, such as transfer restrictions, approval rights and rights of first offer. In addition, specified change of control transactions may result in an earlier termination of the Televisa PLA. See “Business—Programming—Televisa,” “Description of Capital Stock—Approval Rights” and “Certain Relationships and Related Person Transactions—Stockholder Arrangements.” These change of control provisions may discourage a takeover of our company, even if an acquisition would be beneficial to our stockholders.

We will incur increased costs and obligations as a result of being a public company.

While we are in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act as a privately held company, we were not required to comply with certain other corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur additional legal, accounting and other expenses that we were not required to incur in the recent past. After this offering, we will be required to file with the Securities and Exchange Commission (the “SEC”) annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will also become subject to other reporting and corporate governance requirements, including the requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose additional compliance obligations upon us. As a public company, we will, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in implementing these requirements and the commitment of resources required for implementing them could adversely affect our business, financial condition and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we are unable to offset these costs through other savings then it could have a material adverse effect on our business, financial condition and results of operations.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

As a privately held company, we currently document and test the compliance of our internal controls on a periodic basis in accordance with Section 404. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your Class A common stock for a price greater than your purchase price.

We do not intend in the foreseeable future to pay any dividends to holders of our Class A common stock. We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to support our general corporate purposes. Therefore, you are not likely to receive any dividends on your Class A common stock for the foreseeable future, and the success of an investment in shares of our Class A common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our Class A common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. However, the payment of future dividends will be at the discretion of our board of directors, subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends and other considerations that our board of directors deems relevant. Our debt agreements limit the amounts available to us to pay cash dividends, and, to the extent that we require additional funding, financing sources may prohibit the payment of a dividend. In addition, our agreements with Televisa provide for certain approval rights that may restrict our ability to pay cash dividends on our Class A common stock. See “Dividend Policy.” As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock.

If securities or industry analysts publish unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently publish research on our company. Once securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, the following:

•	cancellations, reductions or postponements of advertising or other changes in advertising practices among our advertisers;

•	any impact of adverse economic conditions on our industry, business and financial condition, including reduced advertising revenue;

•

changes in the size of the U.S. Hispanic population, including the impact of federal and state immigration legislation and policies on both the U.S. Hispanic population and persons emigrating from Latin America;

•	lack of audience acceptance of our content;

•	varying popularity for programming, which we cannot predict at the time we may incur related costs;

•	the failure to renew existing carriage agreements or reach new carriage agreements with MVPDs on acceptable terms;

•	consolidation in the cable or satellite MVPD industry;

•	the impact of increased competition from new technologies;

•	competitive pressures from other broadcasters and other entertainment and news media;

•	damage to our brands, particularly the Univision brand, or reputation;

•	fluctuations in our quarterly results, making it difficult to rely on period-to-period comparisons;

•	failure to retain the rights to sports programming to attract advertising revenue;

•	the loss of our ability to rely on Televisa for a significant amount of our network programming;

•	an increase in royalty payments pursuant to the Televisa PLA;

•	the failure of our new or existing businesses to produce projected revenues or cash flows;

•	failure to monetize our content on our digital platforms;

•	our success in acquiring, investing in and integrating complementary businesses;

•	our inability to access the debt and equity markets during our participation in the Broadcast Incentive Auction;

•	failure to monetize our spectrum assets;

•	the failure or destruction of satellites or transmitter facilities that we depend upon to distribute our programming;

•	disruption of our business due to network and information systems-related events, such as computer hackings, viruses, or other destructive or disruptive software or activities;

•	inability to realize the full value of our intangible assets;

•	failure to utilize our net operating loss carryforwards;

•	the loss of key executives;

•	possible strikes or other union job actions;

•	piracy of our programming and other content;

•	environmental, health and safety laws and regulations;

•	FCC media ownership rules;

•	compliance with, and/or changes in, the rules and regulations of the FCC;

•	new laws or regulations concerning retransmission consent or “must carry” rights;

•	increased enforcement or enhancement of FCC indecency and other programming content rules;

•	the impact of legislation on the reallocation of broadcast spectrum which may result in additional costs and affect our ability to provide competitive services;

•	net losses in the future and for an extended period of time;

•	our substantial indebtedness;

•	our failure to service our debt or inability to comply with the agreements contained in our senior secured credit facilities and our indentures, including any financial covenants and ratios;

•	our dependency on lenders to execute our business strategy and our inability to secure financing on suitable terms or at all;

•	volatility and weakness in the capital markets;

•	risks related to our ownership; and

•	the other factors set forth under “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of Class A common stock in this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds from this offering to repay indebtedness and for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our Class A common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The amounts available to us to pay cash dividends are restricted by our subsidiaries’ debt agreements. Our ability to pay dividends on our Class A common stock is also subject to certain approval rights of Televisa and related limitations. See “Description of Capital Stock—Approval Rights.” The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our board of directors, and will take into account:

•	restrictions in our amended and restated certificate of incorporation, our debt instruments and other agreements;

•	general economic business conditions;

•	our capital requirements and the capital requirements of our subsidiaries;

•	our financial condition and results of operations;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

•	such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and our unaudited capitalization as of June 30, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to the increase in authorized shares which will occur prior to the consummation of this offering and the Equity Recapitalization; and

•

on a pro forma as adjusted basis to give effect to the sale of              shares of our Class A common stock in this offering and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and the related notes thereto contained elsewhere in this prospectus.

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in millions, except share data) (unaudited)
Cash and cash equivalents	$33.1	$	$

Long-term debt (including current portion; reflects principal amount only):
Senior secured credit facilities:
Senior secured revolving credit facility(2)	$—	$	$
Senior secured term loan facilities	4,498.7

Senior secured credit facilities	4,498.7
8.5% Senior notes due 2021	400.0
6.75% Senior secured notes due 2022	1,107.9
5.125% Senior secured notes due 2023	1,200.0
5.125% Senior secured notes due 2025	1,560.0
Accounts receivable facility	238.0
Capital lease obligations	76.2

Total debt	9,080.8

Equity:

Class A-1 common stock, par value $0.001 per share, 50,000,000 authorized and, none issued and outstanding, actual;              authorized and none issued and outstanding, pro forma;              authorized and              issued and outstanding pro forma as adjusted

Class A common stock, par value $0.001 per share, 50,000,000 authorized, and 6,525,814 issued and outstanding, actual; authorized and none issued and outstanding, pro forma and pro forma as adjusted
Class B common stock, par value $0.001 per share, 50,000,000 authorized, and 3,477,917 issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted
Class C common stock, par value $0.001 per share, 10,000,000 authorized and 1,110,382 issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in millions, except share data) (unaudited)
Class D common stock, par value $0.001 per share, 10,000,000 authorized and none issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted
Class S-1 common stock, par value $0.001 per share, none authorized, issued or outstanding, actual; authorized and issued and outstanding, pro forma and pro forma as adjusted
Class S-2 common stock, par value $0.001 per share, none authorized, issued or outstanding, actual; authorized and issued and outstanding, pro forma and pro forma as adjusted
Class T-1 common stock, par value $0.001 per share, none authorized, issued or outstanding, actual; authorized and issued and outstanding, pro forma and pro forma as adjusted
Class T-2 common stock, par value $0.001 per share, none authorized, issued or outstanding, actual; authorized and issued and outstanding, pro forma and pro forma as adjusted
Class T-3 common stock, par value $0.001 per share, none authorized, issued or outstanding, actual; one share authorized, issued and outstanding, pro forma and pro forma as adjusted
Preferred Shares, par value $0.001 per share, 500,000 authorized and none issued and outstanding, actual, pro forma and pro forma as adjusted
Additional paid-in-capital	5,484.8
Accumulated deficit	(5,988.5)
Accumulated other comprehensive (loss) income	(8.8)

Total Univision Holdings, Inc. stockholders’ deficit	(512.5)

Noncontrolling interest	0.7

Total stockholders’ deficit	(511.8)

Total capitalization	$8,569.0	$	$

(1)

Assuming the number of shares sold by us in this offering remains the same as set forth on the cover page, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our total capitalization by approximately $         million.

(2)	Balances do not include outstanding letters of credit and undrawn capacity.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the net tangible book value per share of our Class A common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our Class A common stock is substantially in excess of the book value per share attributable to our existing investors.

Our net tangible book value as of June 30, 2016 would have been approximately $        , or $         per share, of our Class A common stock. Net tangible book value represents the amount of total tangible assets less total liabilities and net tangible book value per share represents net tangible book value divided by the number of shares of Class A common stock outstanding.

After giving effect to (i) the sale of              shares of Class A common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) and (ii) the application of the net proceeds from this offering, our pro forma net tangible book value would have been $        , or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing investors and an immediate dilution in pro forma net tangible book value of $         per share to new investors.

The following table illustrates this dilution on a per share of Class A common stock basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2016	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

The following table summarizes, as of June 30, 2016 after giving effect to this offering, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by our existing investors and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%		$

If the underwriters were to fully exercise their option to purchase              additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing stockholders would be     %, and the percentage of shares of our Class A common stock held by new investors would be     %.

The above discussion and tables are based on the number of shares outstanding at June 30, 2016. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical financial and other data for the periods and as of the dates indicated. The consolidated statement of operations data for each of the fiscal years ended December 31, 2015, 2014 and 2013, respectively, and our consolidated balance sheet data as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for each of the fiscal years ended December 31, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from our audited consolidated financial statements which are not included elsewhere in this prospectus. The selected historical financial data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(in thousands, except earnings per share)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)
Statement of Operations and Comprehensive Income (Loss) Data
Revenue	$1,460,700	$1,321,000	$2,858,400	$2,911,400	$2,627,400	$2,442,000	$2,273,500
Direct operating expenses	490,700	402,500	882,900	1,013,100	872,200	797,900	802,000
Selling, general and administrative expenses	356,300	346,600	728,600	718,800	712,600	750,400	623,200
Impairment loss	1,500	66,700	224,400	340,500	439,400	90,400	14,200
Restructuring, severance and related charges	13,500	15,000	60,400	41,200	29,400	44,200	37,100
Depreciation and amortization	90,000	85,600	171,100	163,800	145,900	130,300	124,900
Termination of management and technical assistance agreements	—	180,000	180,000	—	—	—	—

Operating income	508,700	224,600	611,000	634,000	427,900	628,800	672,100

Other expense (income):
Interest expense	260,500	281,200	547,600	587,200	618,200	573,200	531,300
Interest income	(5,400)	(4,700)	(9,900)	(6,000)	(3,500)	(200)	(2,500)
Amortization of deferred financing costs	8,000	7,800	15,700	15,500	14,100	8,300	6,300
Loss on extinguishment of debt	16,300	131,800	266,900	17,200	10,000	2,600	178,500
Loss on equity method investments	8,200	22,500	46,900	85,200	36,200	900	—
Other	4,700	600	1,800	100	(700)	(500)	(4,300)

Income (loss) before income taxes	216,400	(214,600)	(258,000)	(65,200)	(246,400)	44,500	(37,200)
Provision (benefit) for income taxes	77,900	(36,400)	(178,400)	(66,100)	(462,400)	58,900	35,200

Net income (loss)	138,500	(178,200)	(79,600)	900	216,000	(14,400)	(72,400)
Net loss attributable to noncontrolling interest	(2,900)	(500)	(900)	(1,000)	(200)	—	—

Net income (loss) attributable to Univision Holdings, Inc.	$141,400	$(177,700)	$(78,700)	$1,900	$216,200	$(14,400)	$(72,400)

	Six Months Ended June 30,		Year Ended December 31,
(in thousands, except earnings per share)	2016	2015	2015	2014	2013	2012	2011

Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain on hedging activities	(20,200)	(4,700)	(12,500)	(37,400)	43,800	(15,000)	(45,100)
Amortization of unrealized loss on hedging activities	5,800	5,900	11,800	11,800	19,600	—	—
Unrealized gain on available for sale securities	1,800	28,400	41,600	24,300	12,200	—	—
Currency translation adjustment	(300)	(500)	(1,500)	(700)	200	(100)	(1,500)

Other comprehensive (loss) income	(12,900)	29,100	39,400	(2,000)	75,800	(15,100)	(46,600)

Comprehensive income (loss)	125,600	(149,100)	(40,200)	(1,100)	291,800	(29,500)	(119,000)
Comprehensive loss attributable to noncontrolling interest	(2,900)	(500)	(900)	(1,000)	(200)	—	—

Comprehensive income (loss) attributable to Univision Holdings, Inc.	$128,500	$(148,600)	$(39,300)	$(100)	$292,000	$(29,500)	$(119,000)

Net income (loss) per share attributable to Univision Holdings, Inc.:
Basic	$12.72	$(16.44)	$(7.18)	$0.18	$20.49	$(1.36)	$(6.87)
Diluted	$8.95	$(16.44)	$(7.18)	$0.17	$14.60	$(1.36)	$(6.87)
Basic weighted average shares outstanding	11,118	10,809	10,957	10,791	10,549	10,552	10,546
Diluted weighted average shares outstanding	15,802	10,809	10,957	10,910	15,442	10,552	10,546

	As of June 30, 2016	As of December 31,
(in thousands)		2015	2014	2013	2012	2011
	(unaudited)
Balance Sheet Data(a):
Current assets	$942,800	$981,500	$842,500	$878,000	$678,600	$640,400
Total assets	9,972,800	10,068,400	10,201,700	10,430,800	10,279,000	10,267,400
Current liabilities	683,300	601,800	579,900	651,600	687,700	679,000
Total liabilities	10,447,000	10,721,700	11,989,400	12,350,600	12,499,900	12,484,100
Long-term debt and capital lease obligations	8,765,400	9,205,000	10,270,100	10,431,400	10,032,200	10,037,100
Total Univision Holdings Inc. stockholders’ deficit	(512,500)	(654,200)	(1,788,000)	(1,921,100)	(2,220,900)	(2,216,700)
Total stockholders’ deficit	(511,800)	(653,300)	(1,787,700)	(1,919,800)	(2,220,900)	(2,216,700)

(a)

Certain reclassifications have been made to the balance sheet data as of December 31, 2015, 2014, 2013, 2012 and 2011 related to deferred financing costs and as of December 31, 2014, 2013, 2012 and 2011 for deferred taxes to conform to the current period presentation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements and the accompanying notes and the other financial information and operating data included elsewhere in this prospectus. Some of the information in this discussion and analysis, including the information about our industry and our plans and strategy for our business, our liquidity and capital resources and the other non-historical statements, include forward-looking statements. These forward-looking statements involve numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may vary materially from those contained in or implied by such forward-looking statements. Historical results of operations are not necessarily indicative of the results to be expected for any future period. Results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

Overview

Univision is the leading media company serving Hispanic America. We have an over 50 year multi-generational relationship with our audience and are the most recognized and trusted brand in Hispanic America. We earned the highest brand equity score among U.S. media brands among Spanish-language-dominant and bilingual Hispanics in a brand equity research study conducted by Burke in 2015. Our commitment to high-quality, culturally-relevant programming combined with our multi-platform media properties has enabled us to become the #1 destination for entertainment, sports events, and news among U.S. Hispanics. We estimate that we reached an average of approximately 83 million unduplicated media consumers monthly for the six months ended June 30, 2016 making us increasingly valuable to both our distribution and marketing partners. We have a strategic relationship with Televisa, the largest media company in the Spanish-speaking world and a top programming producer for exclusive, long-term access to its premium entertainment and sports content in the U.S. We believe we are well-positioned for growth and have the opportunity to continue to expand our audience and to monetize our attractive audience demographics, leading content across multiple platforms and spectrum assets.

The following chart sets forth certain historical and projected U.S. Hispanic demographic and Univision statistics:

Our History

We have established a unique relationship with our audience that leverages our brand and reach across our leading media platforms. Over our history, we have developed and maintained leading U.S. Spanish-language television networks, including the Univision Network, UniMás, Galavisión and Univision Deportes Network, the leading U.S. Spanish-language radio group (Univision Radio) and the most visited U.S. Spanish-language website (Univision.com). The following chart shows some of the key milestones we have achieved as we expanded our media platforms and extended the reach of our brand to become the leading media company serving Hispanic America.

Our Segments

We operate our business through two segments: Media Networks and Radio.

•

Media Networks: Our principal segment is Media Networks, which includes 23 broadcast and cable networks and digital and mobile properties. We operate two broadcast television networks. Univision Network is the most-watched broadcast television network among U.S. Hispanics, available in approximately 93% of U.S. Hispanic television households. UniMás is among the leading Spanish-language broadcast television networks. In addition, we operate 10 cable networks, including Galavisión, the leading Spanish-language cable network among U.S. Hispanics, and Univision Deportes Network, the most-watched Spanish-language sports cable network among U.S. Hispanics. We own and operate 59 local television stations, including stations located in the largest markets in the U.S., which is more owned and operated local television stations than any of the top four English-language broadcast networks. In addition, we provide programming to 75 broadcast network station affiliates. Our digital properties consist of online and mobile websites and apps, which generated, on average monthly in the second quarter of 2016, 315 million page views. Univision.com is our flagship digital property and is the #1 most visited Spanish-language website among U.S. Hispanics, and Univision Now is our direct-to-consumer internet subscription service. In addition, we have made a series of strategic investments in digital assets that target multicultural and young, diverse audiences including acquiring The Root, a controlling interest in The Onion and all of our former joint venture partner’s interests in Fusion, including its digital properties. In September 2016, we also acquired the assets of Gawker Media relating to the digital media business of the digital platforms Gizmodo, Jalopnik, Jezebel, Deadspin, Lifehacker and Kotaku, which we are operating as GMG. Our Media Networks segment accounted for approximately 90% of our revenues in 2015.

•

Radio: We have the largest Spanish-language radio group in the U.S. and our stations are frequently ranked #1 or #2 among Spanish-language stations in many major markets. We own and operate 67 radio stations, including stations in 16 of the top 25 DMAs. Our radio stations reach nearly 15 million listeners per week and cover approximately 74% of the U.S. Hispanic population. Our Radio segment also includes Uforia, a comprehensive digital music platform, which includes a total of 67 radio stations (including 14 exclusive digital stations), over 60 playlists categorized by mood and a library of more than 35 million songs. Our Radio segment accounted for approximately 10% of our revenues in 2015.

Additionally, we incur and manage shared corporate expenses related to human resources, finance, legal and executive and certain assets separately from our two segments.

How We Assess Performance of Our Business

In assessing our performance, we use a variety of financial and operational measures, including revenue, Adjusted OIBDA, Bank Credit Adjusted OIBDA, Adjusted Free Cash Flow and net income.

Revenue

Ratings

Our advertising and subscription revenues are impacted by the strength of our television and radio ratings. The ratings of our programs, which are an indication of market acceptance, directly affect our ability to generate advertising revenues during the airing of the program. In addition, programming with greater market acceptance is more likely to generate incremental revenues through increases in the subscription fees that we are able to negotiate with MVPDs.

Advertising

We generate advertising revenue from the sale of advertising on our broadcast and cable networks, our local television and radio stations and our digital properties and we have increasingly generated revenues by selling advertising across platforms.

For our broadcast and cable networks, we sell advertising time in the upfront and scatter markets. In the upfront market, advertisers buy advertising time for the upcoming season in advance, often at discounted rates. A portion of many upfront advertising commitments includes options whereby advertisers may reduce their purchase commitments. In the scatter market, advertisers buy advertising time close to the time when the commercials will be run and often pay a premium. The mix between the upfront and scatter markets is based upon a number of factors, such as pricing, demand for advertising time, type of programming and economic conditions. In some cases, our network advertising sales are subject to ratings guarantees that require us to provide additional advertising time if the guaranteed audience levels are not achieved. On our Univision Network, advertising revenue is typically evenly split between primetime and other day parts.

For our local television and radio stations, we sell national spot advertising and local advertising. National spot advertising represents time sold to advertisers that advertise in more than one DMA. Local advertising revenues are generated from both local merchants and service providers and regional and national businesses and advertising agencies located in a particular DMA. We often sell our local advertising as a package across our platforms, including our local television, radio and related digital properties. We act as the exclusive national sales representative for the sale of all national advertising on our broadcast network affiliate stations and we generally receive commission income equal to 9.4% of our affiliate stations’ total net advertising sales for representing them on national sales.

We also generate Media Networks and Radio segment revenue from the sale of display, mobile and video advertising, as well as sponsorships, on our websites and mobile applications. This advertising is sold on a stand-alone basis and as part of advertising packages on multiple platforms.

Growth in advertising sales comes from increased viewership and pricing, expanded available inventory and the launch of new platforms. In addition, advertising revenues may grow as brand, volume and pricing gaps between advertising targeting U.S. Hispanics and advertising targeting the overall U.S. population narrow. Advertising revenue is subject to seasonality, market-based variations, general economic conditions, political cycles and advocacy campaigns. In addition, major sporting events, including soccer tournaments such as the Gold Cup and Copa America Centenario, generate incremental revenue in the periods in which the programming airs from advertisers who purchase both such events and other advertising, and result in such advertisers shifting the timing for their purchase of other advertising from periods within the year in which the major sporting events programming does not air.

Subscription

Subscription revenue includes fees charged for the right to view our broadcast and cable networks and retransmit our stations as well as view our content made available to customers through a variety of distribution platforms and viewing devices. Subscription revenue is principally comprised of fees received from MVPDs for carriage of our networks as well as for authorizing carriage of our Univision and UniMás broadcast networks aired on our owned television stations. Typically, our networks and stations are aired on MVPDs pursuant to multi-year carriage agreements that provide for the level of carriage that our networks and stations will receive, and if applicable, for annual rate increases. Carriage of our networks and stations is generally determined by package, such as whether our networks are included in the more widely distributed, general entertainment packages or lesser-distributed, specialized packages, such as U.S. Hispanic-targeted or Spanish-language packages, sports packages, and movies or music packages. Subscription revenues are largely dependent on the rates negotiated in the agreements, the number of subscribers that receive our networks or content, and the market demand for the content that we provide. We also receive retransmission consent fees related to television stations affiliated with our Univision and UniMás broadcast networks that we do not own (referred to as “our affiliates”). We have agreements with our affiliates whereby we negotiate the terms of retransmission consent agreements for substantially all of their Univision and UniMás stations with MVPDs. As part of these arrangements, we share the retransmission consent fees that we receive with certain of our affiliates.

Our carriage agreements with MVPDs are renewed or renegotiated periodically. We have a significant number of MVPD contract negotiations scheduled for the next few years, including in 2016, which we expect will reset the pricing for a majority of our subscription revenue in future years. As we negotiate new contracts, we anticipate that our subscription revenues will increase and make up a larger percentage of our revenues and will make up a significant portion of our anticipated revenue growth in the next three years. Our success in increasing our subscription revenues will depend on our ability to successfully negotiate new carriage agreements with MVPDs and renew our existing carriage agreements that are up for renewal in 2016 at higher rates, as well as the outcome of our recently commenced litigation with Charter. We also receive subscription revenue related to fees for our digital content provided on an authenticated basis. See “Business—Legal Proceedings.”

Other Revenue

We generate other revenue from contractual commitments (including non-cash advertising and promotional revenue primarily related to Televisa). In addition we license television content initially aired on our networks for digital streaming and to other cable and satellite providers. From time to time, we enter into transactions involving our spectrum and in the third quarter of 2015, we entered into an agreement with a major telecommunications company consenting to the concurrent use of adjacent spectrum in one of our existing markets in exchange for a minimum aggregate payment of $26.0 million.

Adjusted OIBDA

Adjusted OIBDA represents operating income before depreciation, amortization and certain additional adjustments to operating income. In calculating Adjusted OIBDA our operating income is adjusted for share-based compensation and other non-cash charges, restructuring and severance charges, management and technical assistance agreement fees as well as other non-operating related items. Management primarily uses Adjusted OIBDA or comparable metrics to evaluate our operating performance, for planning and forecasting future business operations and as a tool to assist our investors in determining valuation and our potential for growth. We believe that Adjusted OIBDA is used in the broadcast industry by analysts, investors and lenders and serves as a valuable performance assessment metric for investors. For important information about Adjusted OIBDA and a reconciliation of Adjusted OIBDA to net income (loss) attributable to Univision Holdings, Inc., which is the most directly comparable GAAP financial measure, see “Summary—Summary Historical Financial and Other Data.”

Bank Credit Adjusted OIBDA

Bank Credit Adjusted OIBDA represents Adjusted OIBDA with certain additional adjustments permitted under our senior secured credit facilities and the indentures governing the senior notes that adds back and/or deducts, as applicable, specified business optimization expenses, income (loss) from equity investments in entities, the results of which are consolidated in our operating income, that are not treated as subsidiaries, and from subsidiaries designated as unrestricted subsidiaries, in each case under such credit facilities and indentures, and certain other expenses. Management uses Bank Credit Adjusted OIBDA as a secondary measure to Adjusted OIBDA to evaluate our operating performance, for planning and forecasting future business operations, and as a tool to assist our investors in determining valuation and our potential for growth. Management also uses Bank Credit Adjusted OIBDA to assess our ability to satisfy certain financial covenants contained in our senior secured credit facilities and the indentures governing our senior notes, which is further adjusted for such purposes to give effect to the redesignation of unrestricted subsidiaries as restricted subsidiaries for the 12 month period then ended upon such redesignation. For important information about Bank Credit Adjusted OIBDA and a reconciliation of Bank Credit Adjusted OIBDA to net income (loss) attributable to Univision Holdings, Inc., which is the most directly comparable GAAP financial measure, see “Summary—Summary Historical Financial and Other Data.”

Adjusted Free Cash Flow

Adjusted Free Cash Flow represents Adjusted OIBDA less specified cash and non-cash items deducted in calculating Adjusted OIBDA and less capital expenditures plus the net change in working capital. As a secondary measure to Adjusted OIBDA, management uses Adjusted Free Cash Flow to evaluate our operating performance, for planning and forecasting future business operations and as a tool to assist our investors in determining valuation and our potential for growth. We believe that Adjusted Free Cash Flow is used in the media industry by analysts, investors and lenders and serves as a valuable performance assessment metric for investors. For important information about Adjusted Free Cash Flow and a reconciliation of Adjusted Free Cash Flow to net income (loss) attributable to Univision Holdings, Inc., which is the most directly comparable GAAP financial measure, see “Summary—Summary Historical Financial and Other Data.”

The following table provides revenue and Adjusted OIBDA for each of our segments for the periods presented. See “Reconciliation of Non-GAAP Measures” for a reconciliation of the non-GAAP term Adjusted OIBDA to net income (loss) attributable to Univision Holdings, Inc., which is the most directly comparable GAAP financial measure.

(in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(unaudited)
Revenue
Media Networks	$1,329,000	$1,184,700	$2,575,900	$2,601,800	$2,292,400
Radio	131,700	136,300	282,500	309,600	335,000

Consolidated	$1,460,700	$1,321,000	$2,858,400	$2,911,400	$2,627,400

Adjusted OIBDA
Media Networks	$631,700	$598,900	$1,315,500	$1,225,500	$1,063,000
Radio	39,800	38,900	89,100	90,300	107,900
Corporate	(46,400)	(45,600)	(92,800)	(92,000)	(92,000)

Consolidated	$625,100	$592,200	$1,311,800	$1,223,800	$1,078,900

Other Factors Affecting Our Results of Operations

Direct Operating Expenses

Direct operating expenses consist primarily of programming costs, including license fees, and technical costs. Programming costs also include sports and other special events, news and other original programming. We expect our programming costs to increase to the extent we supplement Televisa’s programming through the internal development of new programming and by obtaining rights to additional sports and other programming. Under the program license agreement with Televisa effective as of February 28, 2011 (the “2011 Televisa PLA”), as amended in July 2015, we pay Televisa royalties, based on 11.84% of substantially all of our Spanish-language media networks revenues through December 2017. Additionally, Televisa receives an incremental 2% in royalty payments on any such media networks revenues above a contractual revenue base of $1.66 billion. After December 2017, the royalty payments to Televisa will increase to 16.13%, and commencing later in 2018, the rate will further increase to 16.45% until the expiration of the Televisa PLA. Additionally Televisa will receive an incremental 2% in royalty payments (with the revenue base decreasing to $1.63 billion with the second rate increase). In December 2014, we entered into a binding term sheet to, among other things, amend the Venevision PLA, which released us from future payment obligations to Venevision and certain other claims and released Venevision from (i) being obligated to make substantially all of their programming available to us for licensing and (ii) being required to produce a minimum annual number of program hours for us. In addition, pursuant to a new license agreement, we agreed to pay $24.0 million per year in license fees for the rights to certain new programs to be produced for us by Venevision. We terminated this new license agreement with Venevision in December 2015. Following the amendment of the Venevision PLA and the termination of this license agreement, we no longer pay any license fees to Venevision. See Notes 5 and 8 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and benefits for our sales, marketing, management and administrative personnel, selling, research, promotions, management fees, professional fees and other general and administrative expenses.

As of January 1, 2016, we no longer incur any management fees. Under the management agreement among us, our indirect, wholly owned subsidiary Univision Communications Inc. (“UCI”) and affiliates of the Investors (the “Sponsor Management Agreement”), we incurred a management fee of $16.9 million, $16.3 million and $14.6 million for the year ended December 31, 2015, 2014 and 2013, respectively. Under the technical assistance agreement with Televisa, we incurred fees of $10.0 million, $8.8 million and $7.8 million for the year ended December 31, 2015, 2014 and 2013, respectively. We do not anticipate incurring additional selling, general and administrative expenses, including increased employee-related costs, associated with replacing the services provided under such agreements other than to the extent such costs are included in additional public company expenses referenced below.

We expect to incur additional legal, accounting and other expenses in connection with being a public company following the consummation of this offering even though we are in compliance with the internal controls requirements of Section 404 of the Sarbanes-Oxley Act at the time of this offering. In addition, if we need to replace services provided under the Sponsor Management Agreement or technical assistance agreement in future periods, we may incur additional expenses in such periods. See “Risk Factors—We will incur increased costs and obligations as a result of being a public company” and “Certain Relationships and Related Person Transactions—Stockholder Arrangements—Sponsor Management Agreement.”

Impairment Loss

We test the value of our intangible assets for impairment annually, or more frequently if circumstances indicate that a possible impairment exists. Our intangible assets include goodwill, television and radio broadcast licenses and programming rights under various agreements, including agreements governing our World Cup rights. We record any non-cash write-down of the value of our intangible assets as an impairment loss. See Notes 1, 4, 5 and 18 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 14 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus for information related to our impairment losses.

Restructuring, Severance and Related Charges

We incur restructuring, severance and related charges primarily in connection with restructuring activities that we have undertaken from time to time as part of broader-based cost-saving initiatives as well as initiatives to improve performance, collaboration and operational efficiencies across our local media platforms. These charges include employee termination benefits and severance charges, as well as expenses related to consolidating offices and other contract terminations. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2015 and our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus for information related to our restructuring and severance activities.

Interest Rate Swaps

We utilize interest rate swaps as a means to add stability to interest expense and manage our exposure to interest rate movements. For interest rate swap contracts accounted for as cash flow hedges, the effective portion of the change in fair value is recorded in accumulated other comprehensive loss (“AOCL”), net of tax, and is reclassified to earnings as an adjustment to interest expense and the ineffective portion of the change in fair value, if any, is recorded directly to earnings. For interest rate swap contracts not designated as hedging instruments, the interest rate swaps are marked to market with the change in fair value recorded directly in earnings. See “—Debt and Financing Transactions—Interest Rate Swaps.”

Refinancing Transactions

We have concluded a number of debt refinancing transactions over the last few years. In connection with our debt refinancing transactions, to the extent that the transaction qualifies as a debt extinguishment, we write-off any unamortized deferred financing costs or unamortized discounts or premiums related to the extinguished debt instruments. These charges are included in the loss on extinguishment of debt in the periods in which the debt refinancing transactions occur.

Share-based Compensation Expense

We recognize non-cash share-based compensation expense related to equity-based awards to employees and equity awards related to a non-employee consulting arrangement with an entity controlled by the Chairman of our board of directors. In compensation for the consulting services, equity units in various limited liability companies that hold a portion of our common stock on behalf of the Investors and Televisa were granted to that entity, entitling the entity to payments upon defined liquidation events based on the appreciation in the Investors’ and Televisa’s investments in us. Since the related consulting services were being provided to us, we recorded an expense upon the vesting of the equity units. Certain other units will only vest at the time of a defined liquidation event and we will record an additional non-cash share-based compensation expense at that time. See Note 15 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus for information related to our share-based compensation. In addition, we expect to record share-based compensation expense of $             resulting from the issuance of the IPO Equity Awards. Such expense will be recorded over the life of such awards as they vest. We expect to record additional share-based compensation expense in connection with the issuance of equity awards that we intend to grant in 2016 as long-term equity incentive compensation to certain of our officers and directors, members of management and employees. Following the consummation of this offering, we expect to issue equity incentive awards at a higher rate than we have historically, which would result in an increase of non-cash share-based compensation expense. See “Executive and Director Compensation—Elements of Compensation—Long-Term Equity Incentive Awards.”

Impairment Loss

We test the value of our intangible assets for impairment annually, or more frequently if circumstances indicate that a possible impairment exists. Our intangible assets include goodwill, television and radio broadcast licenses and programming rights under various agreements. We record any non-cash write-down of the value of our intangible assets as an impairment loss. See Notes 4 and 18 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 14 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus for information related to our impairment losses.

Provision (Benefit) for Income Tax

Our annual effective tax rate differs from the statutory rate due to a number of factors, including permanent tax differences, changes in our valuation allowance based in part on the realization of capital loss carryforwards and net operating loss carryforwards, discrete items and state and local taxes. As of June 30, 2016, we had approximately $2.0 billion in net operating loss carryforwards. We anticipate our annual effective tax rate to be approximately 36% in 2016. See Note 14 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 11 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus.

Results of Operations

Overview

The following table sets forth our consolidated statement of operations for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
(in thousands)
Revenue	$1,460,700	$1,321,000	$2,858,400	$2,911,400	$2,627,400
Direct operating expenses:
Programming	302,400	230,200	513,500	540,500	438,200
Variable program license fee	147,100	129,200	282,800	380,400	338,100
Other	41,200	43,100	86,600	92,200	95,900

Total	490,700	402,500	882,900	1,013,100	872,200

Selling, general and administrative expenses	356,300	346,600	728,600	718,800	712,600
Impairment loss	1,500	66,700	224,400	340,500	439,400
Restructuring, severance and related charges	13,500	15,000	60,400	41,200	29,400
Depreciation and amortization	90,000	85,600	171,100	163,800	145,900
Termination of management and technical assistance agreements	—	180,000	180,000	—	—

Operating income	508,700	224,600	611,000	634,000	427,900
Other expense (income):
Interest expense	260,500	281,200	547,600	587,200	618,200
Interest income	(5,400)	(4,700)	(9,900)	(6,000)	(3,500)
Amortization of deferred financing costs	8,000	7,800	15,700	15,500	14,100
Loss on extinguishment of debt and inducement	16,300	131,800	266,900	17,200	10,000
Loss on equity method investments	8,200	22,500	46,900	85,200	36,200
Other	4,700	600	1,800	100	(700)

Income (loss) before income taxes	216,400	(214,600)	(258,000)	(65,200)	(246,400)
Provision (benefit) for income taxes	77,900	(36,400)	(178,400)	(66,100)	(462,400)

Net income (loss)	138,500	(178,200)	(79,600)	900	216,000
Net loss attributable to noncontrolling interest	(2,900)	(500)	(900)	(1,000)	(200)

Net income (loss) attributable to Univision Holdings, Inc.	$141,400	$(177,700)	$(78,700)	$1,900	$216,200

In comparing our results of operations for the six months ended June 30, 2016 (“2016”) with the six months ended June 30, 2015 (“2015”), in addition to the factors referenced above affecting our results, the following should be noted:

•

Through June 30, 2016, we had revenues and expenses that did not exist in 2015 associated with the airing of the Copa America Centenario soccer tournament. For the six months ended June 30, 2016, we had consolidated estimated incremental Copa America Centenario advertising revenue of $66.4 million and consolidated estimated Copa America Centenario operating expenses of $85.7 million.

•

During the six months ended June 30, 2015, we had expenses that did not recur in 2016 associated with the termination effective March 31, 2015 of the Sponsor Management Agreement and the technical assistance agreement with Televisa. Pursuant to such termination agreements, we paid termination fees of $112.4 million and $67.6 million to affiliates of the Investors and Televisa, respectively, on April 14, 2015 (which was accrued as of March 31, 2015). Under our termination agreements we continued to pay quarterly aggregate service fees to affiliates of the Investors and Televisa at the same aggregate rate as under the Sponsor Management Agreement and the technical assistance agreement with Televisa until December 31, 2015. As of January 1, 2016, we no longer incur any management or technical assistance fees.

•

Acquisitions contributed less than 1% to the Company’s consolidated revenues during the six months ended June 30, 2016 and $12.3 million in aggregate direct operating expenses and selling, general and administrative expenses during the six months ended June 30, 2016.

•

During the six months ended June 30, 2016, we recorded $1.5 million in impairment loss related to the write-down of program rights. During the six months ended June 30, 2015, we recorded $66.7 million, in non-cash impairment loss, which comprised of $54.1 million in the Radio segment, related to the write-down of broadcast licenses, a trade name, and property held for sale, and $12.6 million in the Media Networks segment, related to the write-downs of property held for sale, program rights and tangible assets.

•

During the six months ended June 30, 2016, we recorded $13.5 million in restructuring, severance and related charges. During the six months ended June 30, 2015, we recorded $15.0 million in restructuring, severance and related charges. These charges relate to restructuring and severance arrangements with employees and executives, as well as costs related to consolidating offices and other contract terminations in 2016 and 2015 (related to restructuring activities across local media platforms initiated in 2014 and other continuing restructuring activities initiated in 2012).

•

During the six months ended June 30, 2016, we recorded a loss on extinguishment of debt of $16.3 million as a result of refinancing our debt. During the six months ended June 30, 2015, we recorded a loss on extinguishment of debt of $131.8 million as a result of refinancing our debt. The loss includes a premium, fees, the write-off of certain unamortized deferred financing costs and the write-off of certain unamortized discount related to instruments that were repaid.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Revenue. Revenue was $1,460.7 million in 2016 compared to $1,321.0 million in 2015, an increase of $139.7 million or 10.6%, which reflects an increase of 12.2% in the Media Networks segment and a decrease of 3.4% in the Radio segment.

Advertising revenue was $994.5 million in 2016 compared to $884.5 million in 2015, an increase of $110.0 million or 12.4% primarily driven by the Copa America Centenario soccer tournament, a strong scatter market and increased pricing in our networks business as well as growth in our local stations and digital businesses. Advertising revenue in 2016 included estimated incremental revenue generated by Copa America Centenario of $66.4 million. Advertising revenue in 2016 and 2015 included political/advocacy revenue of $18.2 million and $20.7 million, respectively. The decrease in political/advocacy revenue is primarily driven by lower advocacy revenue associated with Affordable Care Act related advertising recognized in 2015. Non-advertising revenue (which was primarily comprised of subscriber fee revenue, content licensing revenue and other contractual revenue) was $466.2 million in 2016 compared to $436.5 million in 2015, an increase of $29.7 million or 6.8% primarily due to an increase in subscriber fees of $43.1 million primarily driven by contractual rate increases, offset by a decrease in other revenue of $13.4 million which includes a decrease of $9.6 million in content licensing revenue. Subscriber fee revenue was $389.9 million in 2016 compared to $346.8 million in 2015.

Media Networks segment revenues were $1,329.0 million in 2016 compared to $1,184.7 million in 2015, an increase of $144.3 million or 12.2%. Advertising revenue was $867.7 million in 2016 as compared to $755.4 million in 2015, an increase of $112.3 million or 14.9%. Advertising revenue in 2016 and 2015 included political/advocacy revenue of $13.8 million and $16.4 million, respectively. Advertising revenue for our television platforms was $820.7 million in 2016 compared to $728.9 million in 2015, an increase of

$91.8 million or 12.6% primarily driven by the Copa America Centenario soccer tournament, a strong scatter market and increased pricing in our networks business as well as growth in our local stations and digital businesses. Advertising revenue in 2016 included estimated incremental revenue generated by Copa America Centenario of $66.4 million. In addition to the estimated incremental Copa America Centenario advertising, advertisers who purchased both Copa America Centenario advertising and other advertising may have shifted the timing of their purchases to the second quarter of 2016 from other periods within the year. Advertising revenue in 2016 and 2015 for our television platforms included political/advocacy revenue of $12.6 million and $15.4 million, respectively. Advertising revenue for the Media Networks digital platforms was $47.0 million in 2016 compared to $26.5 million in 2015, an increase of $20.5 million or 77.4%. Advertising revenue in 2016 and 2015 for the Media Networks digital platforms included political/advocacy revenue of $1.2 million and $1.0 million, respectively. Non-advertising revenue (which was primarily comprised of subscriber fee revenue, content licensing revenue and other contractual revenue) in the Media Networks segment was $461.3 million in 2016 compared to $429.3 million in 2015, an increase of $32.0 million or 7.5% primarily due to an increase in subscriber fee revenue of $43.1 million primarily driven by contractual rate increases, offset by a decrease in other revenue of $11.1 million which includes a decrease of $7.3 million in content licensing revenue. Acquisitions contributed less than 1.0% of revenue to our Media Network results in 2016.

Radio segment revenues were $131.7 million in 2016 compared to $136.3 million in 2015, a decrease of $4.6 million or 3.4%. Advertising revenue was $126.8 million in 2016 as compared to $129.1 million in 2015, a decrease of $2.3 million or 1.8%, primarily due to a decline in our national advertising revenue. Advertising revenue in 2016 and 2015, included political/advocacy advertising revenue of $4.4 million and $4.3 million, respectively. Non-advertising revenue in the Radio segment (which was primarily comprised of other contractual revenue) was $4.9 million in 2016 compared to $7.2 million in 2015, a decrease of $2.3 million.

Direct operating expenses—programming. Programming expenses, which excludes variable program license fees (see below), increased to $302.4 million in 2016 from $230.2 million in 2015, an increase of $72.2 million or 31.4%. As a percentage of revenue, programming expenses decreased to 20.7% in 2016 from 17.4% in 2015. Media Networks segment programming expenses were $279.0 million in 2016 compared to $204.9 million in 2015, an increase of $74.1 million or 36.2% primarily driven by costs associated with the Copa America Centenario soccer tournament of $76.4 million partially offset by other net decreases of $4.2 million. Radio segment programming expenses were $23.4 million in 2016 and $25.3 million in 2015, a decrease of $1.9 million or 7.5% primarily due to a decrease in programming employee related costs.

Direct operating expenses—variable program license fees. The variable program license fees recorded in the Media Networks segment increased to $147.1 million in 2016 from $129.2 million in 2015, an increase of $17.9 million or 13.9% primarily as a result of higher revenue. On a consolidated basis, as a percentage of revenue, variable program license fees increased to 10.1% in 2016 from 9.8% in 2015.

Direct operating expenses—other. Other direct operating expenses decreased to $41.2 million in 2016 from $43.1 million in 2015, a decrease of $1.9 million or 4.4%. As a percentage of revenue, other direct operating expenses decreased to 2.8% in 2016 from 3.3% in 2015. Media Networks segment other direct operating expenses were $33.9 million in 2016 compared to $35.7 million in 2015, a decrease of $1.8 million or 5.0%. Radio segment other direct operating expenses were $7.3 million in 2016, and $7.4 million in 2015, a decrease of $0.1 million or 1.4%.

Selling, general and administrative expenses. Selling, general and administrative expenses increased to $356.3 million in 2016 from $346.6 million in 2015, an increase of $9.7 million or 2.8%. Media Networks segment selling, general and administrative expenses were $242.6 million in 2016 compared to $218.9 million in 2015, an increase of $23.7 million or 10.8% primarily driven by an increase in employee related compensation costs, including share-based compensation, as well as costs associated with acquisitions. Radio segment had selling, general and administrative expenses of $61.4 million in 2016 compared to $63.4 million in 2015, a decrease of $2.0 million or 3.2%. Corporate selling, general and administrative expenses were $52.3 million in

2016 compared to $64.3 million in 2015, a decrease of $12.0 million or 18.7% primarily due to management fees that were incurred in 2015 which are no longer being incurred in 2016. On a consolidated basis, as a percentage of revenue, selling, general and administrative expenses decreased to 24.4% in 2016 from 26.2% in 2015.

Impairment loss. We recorded an impairment loss of $1.5 million during 2016 related to the write-down of program rights. In 2015, we recorded non-cash impairment losses of $66.7 million which includes $54.1 million in the Radio segment and $12.6 million in the Media Networks segment. In the Radio segment, we recorded $47.7 million related to the write-down of broadcast licenses, $4.0 million related to the write-down of a trade name and $2.4 million related to the write-down of property held for sale. The write-downs of broadcast licenses and a trade name in the Radio segment are based on a review of market conditions and management’s assessment of long-term growth rates. In the Media Networks segment, we recorded $6.5 million related to the write-down of property held for sale, $5.9 million related to the write-down of program rights and $0.2 million related to the write-down of tangible assets.

Restructuring, severance and related charges. In 2016, we incurred restructuring, severance and related charges in the amount of $13.5 million. This amount includes a $3.0 million charge related to broader-based cost-saving restructuring initiatives and $10.5 million related to severance charges for individual employees. The severance charge of $10.5 million is related to severance arrangements primarily with corporate and Media Networks segments employees. The restructuring charge of $3.0 million consists of a $1.2 million charge in the Radio segment, $1.0 million of corporate expenses, and a $0.8 million charge in the Media Networks segment that consists of $2.1 million related to employee termination benefits, costs related to consolidating offices and other contract terminations, partially offset by a $1.3 million benefit in the Media Networks segment, related to employee termination benefits adjustments. The $3.0 million charge recognized during the period includes $2.7 million resulting from restructuring activities that were initiated in 2012 and $0.3 million resulting from the restructuring activities to improve performance, collaboration and operational efficiencies across our local media platforms initiated in 2014. In 2015, we incurred restructuring, severance and related charges in the amount of $15.0 million. This amount includes a $12.2 million charge related to broader-based cost-saving restructuring initiatives and $2.8 million related to severance charges for individual employees. The severance charge of $2.8 million is related to several severance arrangements primarily with corporate employees. The restructuring charge of $12.2 million consists of a $6.3 million charge in the Radio segment, a $4.8 million charge in the Media Networks segment and $1.1 million of corporate expenses, related to employee termination benefits, costs related to consolidating offices, and other contract terminations. The $12.2 million charge recognized during the period includes $8.5 million resulting from other restructuring activities that were initiated in 2012 and $3.7 million resulting from the restructuring activities to improve performance, collaboration and operational efficiencies across its local media platforms initiated in late 2014. See Note 3 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus.

Depreciation and amortization. Depreciation and amortization increased to $90.0 million in 2016 from $85.6 million in 2015, an increase of $4.4 million or 5.1%. Our depreciation expense increased to $62.3 million in 2016 from $57.5 million in 2015, an increase of $4.8 million, primarily related to depreciation on newly acquired assets. We had amortization of intangible assets of $27.7 million in 2016 and $28.1 million in 2015. Depreciation and amortization expense for the Media Networks segment increased by $1.6 million to $72.1 million in 2016 compared to $70.5 million in 2015. Depreciation and amortization expense for the Radio segment increased by $0.7 million to $4.8 million in 2016 from $4.1 million in 2015. Corporate depreciation expense increased by $2.1 million to $13.1 million in 2016 from $11.0 million in 2015.

Operating income. As a result of the factors discussed above and in the results of operations overview, we had operating income of $508.7 million in 2016 and $224.6 million in 2015, an increase of $284.1 million primarily due to the termination fees that did not exist in 2016 associated with the termination effective March 31, 2015 of the Sponsor Management Agreement and the technical assistance agreement with Televisa and impairments related to the write-down of FCC broadcast licenses in the Radio segment. The Media Networks segment had operating income of $551.1 million in 2016 and $508.0 million in 2015, an increase of $43.1 million. The Radio segment had operating income of $33.6 million in 2016 and an operating loss of $24.3 million in 2015, an increase of $57.9 million. Corporate operating loss was $76.0 million and $259.1 million in 2016 and 2015, respectively, a decrease in operating loss of $183.1 million. The impact of revenue recognition related to certain content licensing agreements contributed $9.8 million in 2016 and $12.9 million in 2015. Political/advocacy advertising contributed $14.0 million in 2016 and $17.2 million in 2015. The estimated incremental impact of the Copa America Centenario soccer tournament contributed an operating loss $19.3 million in 2016.

Interest expense. Interest expense decreased to $260.5 million in 2016 from $281.2 million in 2015, a decrease of $20.7 million. The decrease is primarily due to lower interest expense on our senior notes as a result of a partial redemption in 2016 and refinancing transactions in 2015 as well as no interest expense on our debentures in 2016 as a result of their conversion on July 15, 2015. See Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 and Notes 7 and 8 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus.

Interest income. In 2016 and 2015, we recorded interest income of $5.4 million and $4.7 million, respectively, an increase of $0.7 million, primarily related to investments in the first quarter of 2015 in convertible debt with El Rey.

Amortization of deferred financing costs. Amortization of deferred financing costs was $8.0 million in 2016 and $7.8 million in 2015.

Loss on extinguishment of debt. In 2016 and 2015, we recorded a loss of $16.3 million and $131.8 million, respectively, as a result of refinancing our debt. See Note 7 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus.

Loss on equity method investments. In 2016, we recorded a loss on equity method investments of $8.2 million, primarily related to losses at El Rey. In 2015, we recorded a loss on equity method investments of $22.5 million, primarily related to losses at Fusion and El Rey, of $12.9 million and $9.5 million, respectively. These charges are based on our share of equity loss in unconsolidated subsidiaries and costs funded by us which were incurred prior to our investment in an equity method investee. For El Rey, all losses in these periods have been attributed to us based on the terms of the agreement governing the investment.

Provision (benefit) for income taxes. In 2016, we reported an income tax provision of $77.9 million, based on the pre-tax income for the six months ended June 30, 2016 multiplied by the estimated annual effective tax rate adjusted for discrete items. In 2015, we reported an income tax benefit of $36.4 million, based on the pre-tax loss for the six months ended June 30, 2015 multiplied by the estimated annual effective tax rate adjusted for discrete items. Our current estimated effective tax rate as of June 30, 2016 was approximately 36%, which differs from the statutory rate primarily due to permanent tax differences and discrete items, partially offset by the impact of state and local taxes. Our estimated effective tax rate as of June 30, 2015 was approximately 17%, which differs from the statutory rate primarily due to permanent tax differences and discrete items, partially offset by the impact of and state and local taxes. As of June 30, 2016, we have approximately $2.0 billion in net operating loss carryforwards.

Net income (loss). As a result of the above factors, we reported net income of $138.5 million and a net loss of $178.2 million in 2016 and 2015, respectively.

Net loss attributable to noncontrolling interest. In 2016 and 2015, we reported net loss attributable to noncontrolling interest of $2.9 million and $0.5 million, respectively.

Net income (loss) attributable to Univision Holdings, Inc. In 2016, we reported net income attributable to Univision Holdings, Inc. of $141.4 million, and in 2015, we reported net loss attributable to Univision Holdings, Inc. of $177.7 million.

Adjusted OIBDA and Bank Credit Adjusted OIBDA. Adjusted OIBDA increased to $625.1 million in 2016 from $592.2 million in 2015, an increase of $32.9 million or 5.6% and Bank Credit Adjusted OIBDA increased to $646.4 million in 2016 from $608.8 million in 2015, an increase of $37.6 million or 6.2%. On a consolidated basis, as a percentage of revenue, our Adjusted OIBDA decreased to 42.8% in 2016 from 44.8% in 2015 and Bank Credit Adjusted OIBDA decreased to 44.3% in 2016 from 46.1% in 2015. The impact of revenue recognition related to certain content licensing agreements contributed $9.8 million in 2016 and $12.9 million in 2015. Political/advocacy advertising contributed $14.0 million in 2016 and $17.2 million in 2015. The estimated incremental impact of the Copa America Centenario soccer tournament contributed a loss of $19.3 million in 2016. See “Summary—Summary Historical Financial and Other Data” for a reconciliation of Adjusted OIBDA and Bank Credit Adjusted OIBDA to net income (loss) attributable to Univision Holdings, Inc.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

In comparing our results of operations for the year ended December 31, 2015 (“2015”) with the year ended December 31, 2014 (“2014”), in addition to the factors referenced above affecting our results, the following should be noted:

•

In 2015, we had revenues and expenses that did not exist in 2014 associated with the airing of the 2015 Gold Cup soccer tournament. In 2015, we had consolidated estimated incremental Gold Cup advertising revenue of $22.1 million, and consolidated estimated Gold Cup operating expenses of $30.9 million. In 2015, the estimated incremental impact of the 2015 Gold Cup tournament was a loss of $8.8 million in operating income, Adjusted OIBDA and Bank Credit Adjusted OIBDA.

•

In 2014, we had revenues and expenses that did not exist in 2015 associated with the airing of the 2014 Fédération Internationale de Football Association (“FIFA”) World Cup soccer tournament. In 2014, we had consolidated estimated incremental World Cup advertising revenue of $174.2 million and consolidated estimated World Cup operating expenses of $152.1 million. In 2014, the estimated incremental impact of the 2014 World Cup tournament was an increase of $22.1 million in operating income, Adjusted OIBDA and Bank Credit Adjusted OIBDA.

•	In 2015, we had content licensing revenue that did not exist in 2014 consisting of $30.3 million recognized in connection with the final satisfaction of a licensing agreement.

•

In 2015, we had other revenue that did not exist in 2014 associated with an agreement with a major mobile telecommunications company consenting to the concurrent use of adjacent spectrum in one of our existing markets of $26.0 million.

•

In 2015, we had expenses that did not exist in 2014 associated with the termination effective March 31, 2015 of the Sponsor Management Agreement and the technical assistance agreement with Televisa. Pursuant to such termination agreements, we paid termination fees of $112.4 million and $67.6 million to affiliates of the Investors and Televisa, respectively, on April 14, 2015 (which were accrued as of March 31, 2015). Under the termination agreements we continued to pay quarterly aggregate service fees to affiliates of the Investors and Televisa at the same aggregate rate as under the Sponsor Management Agreement and the technical assistance agreement with Televisa until December 31, 2015.

•

In 2015, we recorded $224.4 million in non-cash impairment loss, which is comprised of $167.7 million in the Radio segment, related to the write-downs of broadcast licenses, trade name and property held for sale, and $56.7 million in the Media Networks segment related to the write-downs of program rights, property held for sale and tangible assets. Included in the 2015 Media Networks impairment charge is a $9.3 million charge related to the termination of the Venevision PLA. In 2014, we recorded $340.5 million in non-cash impairment loss, which is comprised of $198.1 million in the Media Networks segment related to the impairment of Venevision-related prepaid programming assets made in conjunction with the amendment of the Venevision PLA, write-down of program rights and property held for sale and $142.4 million in the Radio segment related to the write-down of broadcast licenses and a trade name.

•

In 2015 and 2014, we recorded $60.4 million and $41.2 million, respectively, in restructuring, severance and related charges. These charges relate to restructuring and severance arrangements with employees and executives, as well as costs related to consolidating offices and other contract terminations in 2015 and 2014 (related to restructuring activities across local media platforms initiated in 2014 and other continuing restructuring activities initiated in 2012). In 2015, we incurred $26.0 million in restructuring expenses related to the termination of the Venevision PLA.

•

In 2015 and 2014, we recorded a loss on extinguishment of debt of $266.9 million and $17.2 million, respectively. The loss in 2015 includes the one-time payment of $135.1 million to Televisa to induce the conversion of its $1.125 billion of our debentures. The loss in 2015 and 2014 includes a premium, fees, the write-off of certain unamortized deferred financing costs and the write-off of certain unamortized discount and premium related to instruments that were repaid.

Revenue. Revenue was $2,858.4 million in 2015 compared to $2,911.4 million in 2014, a decrease of $53.0 million or 1.8%, which reflects a decrease of 1.0% in the Media Networks segment and a decrease of 8.8% in the Radio segment.

Advertising revenue was $1,904.4 million in 2015 compared to $2,101.0 million in 2014, a decrease of $196.6 million or 9.4%. Advertising revenue in 2015 included (i) political/advocacy revenue of $37.9 million and (ii) estimated incremental Gold Cup revenue of $22.1 million. Advertising revenue in 2014 included (i) political/advocacy revenue of $79.2 million and (ii) estimated incremental World Cup revenue of $174.2 million. Non-advertising revenue (which was primarily comprised of subscriber fee revenue, content licensing revenue and other contractual revenue) was $954.0 million in 2015 compared to $810.4 million in 2014, an increase of $143.6 million or 17.7% primarily due to an increase in subscriber fees of $71.3 million primarily due to contractual rate increases and additional distribution of the Univision Deportes Network, an increase in content licensing revenue of $47.0 million, primarily due to $30.3 million recognized in connection with the final satisfaction of a licensing agreement and an increase in other contractual revenue of $25.3 million primarily due to revenue associated with the concurrent use of adjacent spectrum in one of our existing markets of $26.0 million and other contractual revenue increases of $1.6 million partially offset by lower Radio special events revenue of $2.3 million due to 2014 special events that did not reoccur in 2015. Subscriber fee revenue was $713.8 million in 2015 compared to $642.5 million in 2014.

Media Networks segment revenues were $2,575.9 million in 2015 compared to $2,601.8 million in 2014, a decrease of $25.9 million or 1.0%. Advertising revenue was $1,636.5 million in 2015 as compared to $1,812.8 million in 2014, a decrease of $176.3 million or 9.7%. Advertising revenue in 2015 included (i) political/advocacy revenue of $28.3 million and (ii) estimated incremental Gold Cup revenue of $22.1 million. Advertising revenue in 2014 included (i) political/advocacy advertising revenue of $62.7 million and (ii) estimated incremental World Cup revenue of $181.8 million. Advertising revenue for our television platforms was $1,565.8 million in 2015 compared to $1,730.3 million in 2014, a decrease of $164.5 million or 9.5%. Advertising revenue in 2015 for our television platforms included (i) political/advocacy revenue of $26.5 million and (ii) estimated incremental Gold Cup revenue of $20.3 million. Advertising revenue in 2014 for our television platforms included (i) political/advocacy revenue of $59.1 million and (ii) estimated incremental World Cup revenue of $163.3 million. Advertising revenue for the Media Networks digital platforms was $70.7 million in 2015 compared to $82.5 million in 2014. Advertising revenue in 2015 for the Media Networks digital platforms included (i) political/advocacy revenue of $1.8 million in 2015 and (ii) estimated incremental Gold Cup revenue of $1.8 million. Advertising revenue in 2014 for the Media Networks digital platforms included (i) political/advocacy revenue of $3.6 million and (ii) estimated incremental World Cup revenue of $18.4 million. Non-advertising revenue (which was primarily comprised of subscriber fee revenue, content licensing revenue and other contractual revenue) in the Media Networks segment was $939.4 million in 2015 compared to $789.0 million in 2014, an increase of $150.4 million or 19.1% primarily due to an increase in subscriber fee revenue of $71.3 million, an increase in content licensing revenue of $47.0 million, primarily due to $30.3 million recognized in connection with the final satisfaction of a licensing agreement and an increase in other contractual revenue of $32.1 million primarily due to revenue associated with the concurrent use of adjacent spectrum in one of our existing markets of $26.0 million and other net contractual revenue increases of $6.1 million.

Radio segment revenues were $282.5 million in 2015 compared to $309.6 million in 2014, a decrease of $27.1 million or 8.8%. Advertising revenue was $267.9 million in 2015 as compared to $288.2 million in 2014, a decrease of $20.3 million or 7.0%, primarily due to advertising market declines. Advertising revenue in 2015 and 2014 included political/advocacy revenue of $9.6 million and $16.5 million, respectively. Advertising revenue in 2014 included the impact of estimated incremental World Cup revenue of $7.5 million shifting from the Radio segment to the Media Networks segment. Non-advertising revenue in the Radio segment (which was primarily comprised of other contractual revenue) was $14.6 million in 2015 compared to $21.4 million in 2014, a decrease of $6.8 million, primarily due to lower 2014 special events revenue that did not reoccur in 2015 and other contractual revenue decreases.

Direct operating expenses – programming excluding variable program license fees. Programming expenses excluding variable program license fees decreased to $513.5 million in 2015 from $540.5 million in 2014, a decrease of $27.0 million or 5.0%. As a percentage of revenue, our programming expenses excluding variable program license fees decreased to 18.0% in 2015 from 18.6% in 2014. Media Networks segment programming expenses excluding variable program license fees were $464.0 million in 2015 compared to $488.2 million in 2014, a decrease of $24.2 million or 5.0%, primarily due to a decrease of $116.5 million related to 2014 World Cup programming costs that did not reoccur in 2015, partially offset by $27.7 million related to 2015 Gold Cup programming costs that did not occur in 2014, an increase in sports programming costs of $17.6 million, an increase in entertainment programming costs of $44.3 million and an increase in other programming costs of $2.7 million. Radio segment programming expenses were $49.5 million in 2015 and $52.3 million in 2014, a decrease of $2.8 million or 5.4% primarily due to a decrease in programming employee-related costs.

Direct operating expenses – variable program license fees. The variable program license fees recorded on our Media Networks segment decreased to $282.8 million in 2015 from $380.4 million in 2014, a decrease of $97.6 million or 25.7% primarily as a result of the amendment to the Venevision PLA and lower revenue. On a consolidated basis, as a percentage of revenue, variable program license fees decreased to 9.9% in 2015 from 13.1% in 2014.

Direct operating expenses – other. Other direct operating expenses decreased to $86.6 million in 2015 from $92.2 million in 2014, a decrease of $5.6 million or 6.1%. As a percentage of revenue, our other direct operating expenses decreased to 3.0% in 2015 from 3.2% in 2014. Media Networks segment other direct operating expenses were $71.9 million in 2015 compared to $74.4 million in 2014, a decrease of $2.5 million or 3.4%, primarily due to lower technical related costs. Radio segment other direct operating expenses were $14.7 million in 2015 and $17.8 million in 2014, a decrease of $3.1 million primarily due to lower technical related costs.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $9.8 million or 1.4% to $728.6 million in 2015 from $718.8 million in 2014. Media Networks segment selling, general and administrative expenses were $463.4 million in 2015 compared to $440.5 million in 2014, an increase of $22.9 million or 5.2% primarily due to a settlement of a one time contractual matter and employee-related costs. Radio segment had selling, general and administrative expenses of $129.2 million in 2015 compared to $149.9 million in 2014, a decrease of $20.7 million or 13.8% primarily due to employee-related sales costs. Corporate selling, general and administrative expenses were $136.0 million in 2015 compared to $128.4 million in 2014, an increase of $7.6 million or 5.9%. On a consolidated basis, as a percentage of revenue, our selling, general and administrative expenses increased to 25.5% in 2015 from 24.7% in 2014.

Impairment loss. In 2015 and 2014, we recorded non-cash impairment losses of $224.4 million and $340.5 million, respectively. The loss in 2015 of $224.4 million is comprised of $167.7 million in the Radio segment, including $161.3 million related to the write-down of broadcast licenses, $4.0 million related to the write-down of a trade name, and $2.4 million related to the write-down of property held for sale, and $56.7 million in the Media Networks segment, including $50.0 million related to the write-down of program rights, which includes $9.3 million related to the termination of the Venevision PLA, $6.5 million related to the write-down of property held for sale and $0.2 million related to the write-down of tangible assets. The loss in 2014 of $340.5 million includes $198.1 million in the Media Networks segment and $142.4 million in the Radio segment. In the Media Networks segment, we recorded approximately $182.9 million related to the impairment of Venevision-related prepaid programming assets made in conjunction with the amendment of the Venevision PLA, $8.2 million related to the write-down of program rights and $7.0 million related to the write-down of property held for sale. In the Radio segment, we recorded $133.4 million related to the write-down of broadcast licenses and $9.0 million related to the write-down of a trade name.

Restructuring, severance and related charges. In 2015, we incurred restructuring, severance and related charges in the amount of $60.4 million. This amount includes a $52.2 million charge related to broader-based cost-saving restructuring initiatives and $8.2 million related to severance charges for individual employees and $26.0 million related to the termination of the Venevision PLA. The restructuring charge of $52.2 million consists of a $37.2 million charge in the Media Networks segment, a $9.4 million charge in the Radio segment and $5.6 million of corporate expenses, related to employee termination benefits, costs related to consolidating offices and other contract terminations. The $52.2 million charge recognized during the period includes $20.6 million resulting from restructuring activities that were initiated in 2012 and $5.6 million resulting from the restructuring activities to improve performance, collaboration and operational efficiencies across its local media platforms initiated in 2014. In 2014, we incurred restructuring, severance and related charges in the amount of $41.2 million. This amount includes a $41.4 million charge related to broader-based cost-saving restructuring initiatives, partially offset by a $0.2 million benefit related to several severance arrangements with employees in the Media Networks and Radio segments. The restructuring charge of $41.4 million consists of a $28.3 million charge in the Media Networks segment, an $11.4 million charge in the Radio segment and $1.7 million of corporate expenses, related to employee termination benefits, costs related to consolidating offices and other contract terminations. During 2014, we initiated restructuring activities intended to improve performance, collaboration and operational efficiencies across our local media platforms. The $41.4 million charge recognized during the period includes $7.1 million resulting from the restructuring activities across local media platforms initiated in 2014 and $34.3 million resulting from other restructuring activities that were initiated in 2012. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Depreciation and amortization. Depreciation and amortization increased to $171.1 million in 2015 from $163.8 million in 2014, an increase of $7.3 million or 4.5%. Our depreciation expense increased to $115.8 million in 2015 from $105.5 million in 2014, an increase of $10.3 million, primarily related to depreciation on newly acquired assets. We had amortization of intangible assets of $55.3 million in 2015 and $58.3 million in 2014. The decrease of $3.0 million is primarily the result of advertising relationships associated with our digital platforms becoming fully amortized during the first quarter of 2015. Depreciation and amortization expense for the Media Networks segment remained flat at $139.3 million in 2015 compared to $138.9 million in 2014. Depreciation and amortization expense for the Radio segment increased by $1.4 million to $9.2 million in 2015 from $7.8 million in 2014. Corporate depreciation expense increased by $5.5 million to $22.6 million in 2015 from $17.1 million in 2014.

Operating income. As a result of the factors discussed above and in the results of operations overview, we had operating income of $611.0 million in 2015 and $634.0 million in 2014, a decrease of $23.0 million. The Media Networks segment had operating income of $1,060.4 million in 2015 and $853.1 million in 2014, an increase of $207.3 million. The Radio segment had operating loss of $97.3 million in 2015 and $71.9 million in 2014, an increase in operating loss of $25.4 million. Corporate operating loss was $352.1 million and $147.2 million in 2015 and 2014, respectively, an increase in operating loss of $204.9 million. The impact of revenue recognition related to certain content licensing agreements contributed $58.7 million in 2015, primarily due to the $26.1 million impact of the revenue recognized in connection with the final satisfaction of a licensing agreement and $18.3 million in 2014. Political/advocacy advertising contributed $31.1 million in 2015 and $67.8 million in 2014. We had other revenue of $26.0 million in 2015, associated with the concurrent use of adjacent spectrum in one of our existing markets. The estimated incremental impact of the Gold Cup tournament was a loss of $8.8 million in 2015 and the estimated incremental impact of the World Cup tournament contributed $22.1 million in 2014.

Interest expense. Interest expense decreased to $547.6 million in 2015 from $587.2 million in 2014, a decrease of $39.6 million. The decrease is primarily due to lower interest expense on the senior notes as a result of refinancing transactions in 2015 as well as lower interest expense on our debentures as a result of their conversion in 2015. See Notes 9 and 10 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Interest income. In 2015 and 2014, we recorded interest income of $9.9 million and $6.0 million, respectively, an increase of $3.9 million, primarily related to investments in convertible debt with El Rey.

Amortization of deferred financing costs. Amortization of deferred financing costs was $15.7 million in 2015 and $15.5 million in 2014. See Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Loss on extinguishment of debt and inducement. In 2015, we recorded a loss of $266.9 million as a result of our refinancing transactions and the one-time payment of $135.1 million to Televisa to induce the conversion of the debentures. In 2014, we recorded a loss on the extinguishment of debt in the amount of $17.2 million as a result of our refinancing transactions. See Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Loss on equity method investments. In 2015, we recorded a loss on equity method investments of $46.9 million, primarily related to losses at the two early stage businesses, El Rey and Fusion, of $24.4 million and $22.1 million, respectively. In 2014, we recorded a loss on equity method investments of $85.2 million, primarily related to a loss of $73.3 million for El Rey and a loss of $11.9 million for Fusion. These charges are based on our share of equity loss in unconsolidated subsidiaries and costs funded by us which were incurred prior to our investment in an equity method investee. For El Rey, additionally all losses in these periods have been attributed to us based on the terms of the agreement governing the investment. See Note 7 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Benefit for income taxes. In 2015, we reported an income tax benefit of $178.4 million. In 2014, we reported an income tax benefit of $66.1 million. Our annual effective tax rate as of December 31, 2015 was approximately (69.1%), which differs from the statutory rate primarily due to permanent tax differences, including the impact of financing activities and discrete items, partially offset by the impact of state and local taxes. Our annual effective tax rate as of December 31, 2014 was approximately (101.4%), which differs from the statutory rate primarily due to permanent tax differences, the settlement of a significant uncertain tax position resulting in a significant reduction in the liability for unrecognized tax benefits, state and local taxes, and the amount of these items as compared to book loss. As of December 31, 2015, we had approximately $2.0 billion in net operating loss carryforwards. We anticipate our annual effective tax rate to be approximately 36% in 2016. See Note 14 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Net (loss) income. As a result of the above factors, we reported a net loss of $79.6 million in 2015 and net income of $0.9 million in 2014.

Net loss attributable to noncontrolling interest. Net loss attributable to noncontrolling interest was $0.9 million and $1.0 million in 2015 and 2014, respectively.

Net (loss) income attributable to Univision Holdings, Inc. We reported a net loss attributable to Univision Holdings, Inc. of $78.7 million in 2015 and net income attributable to Univision Holdings, Inc. of $1.9 million in 2014.

Adjusted OIBDA and Bank Credit Adjusted OIBDA. As a result of the factors discussed above, adjusted OIBDA increased to $1,311.8 million in 2015 from $1,223.8 million in 2014, an increase of $88.0 million or 7.2% and Bank Credit Adjusted OIBDA increased to $1,347.8 million in 2015 from $1,253.8 million in 2014, an increase of $94.0 million or 7.5%. On a consolidated basis, as a percentage of revenue, our Adjusted OIBDA increased to 45.9% in 2015 from 42.0% in 2014 and Bank Credit Adjusted OIBDA increased to 47.2% in 2015 from 43.1% in 2014. The impact of revenue recognition related to certain content licensing agreements contributed $58.7 million in 2015, primarily due to the $26.1 million impact of the revenue recognized in connection with the final satisfaction of a licensing agreement and $18.3 million in 2014. Political/advocacy advertising contributed $31.1 million in 2015 and $67.8 million in 2014. We had other revenue of $26.0 million in 2015, associated with the concurrent use of adjacent spectrum in one of our existing markets. The estimated incremental impact of the Gold Cup tournament was a loss of $8.8 million in 2015 and the estimated incremental impact of the World Cup tournament contributed $22.1 million in 2014. See “Summary — Summary Historical Financial and Other Data” for a reconciliation of Adjusted OIBDA and Bank Credit Adjusted OIBDA to net (loss) income attributable to Univision Holdings, Inc.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

In comparing our results of operations for the year ended December 31, 2014 (“2014”) with that ended December 31, 2013 (“2013”), in addition to the factors referenced above affecting our results, the following should be noted:

•

In 2014, we had revenues and expenses that did not exist in 2013 associated with the airing of the 2014 FIFA World Cup soccer tournament. In 2014, we had consolidated estimated incremental World Cup advertising revenue of $174.2 million and consolidated estimated World Cup operating expenses of $152.1 million. In 2014, the estimated incremental impact of the 2014 World Cup tournament, considering incremental net advertising revenue and operating expenses, was an increase of $22.1 million in operating income, Adjusted OIBDA and Bank Credit Adjusted OIBDA.

•

In 2014, we recorded a non-cash impairment loss of $340.5 million, which is comprised of $198.1 million in the Media Networks segment and $142.4 million in the Radio segment. In 2013, we recorded a non-cash impairment loss of $439.4 million, which is comprised of $87.6 million in the Media Networks segment and $351.8 million in the Radio segment.

•

In 2014 and 2013, we reported an income tax benefit of $66.1 million and $462.4 million, respectively. The income tax benefit in 2014 primarily results from the pre-tax financial loss and the settlement of a significant uncertain tax position. The income tax benefit in 2013 primarily results from recording a reduction in our Federal and state deferred tax asset valuation allowance of $468.0 million, as our deferred tax assets became realizable on a more-likely-than-not basis, based upon the realization of our capital loss carryforwards and a portion of our net operating loss carryforwards in 2013, coupled with projections of future taxable income over the period in which the deferred tax assets are recoverable. The reduction in the valuation allowance was partially offset by an increase we recorded in our valuation allowance of $34.5 million relating to our foreign deferred tax assets.

•

In 2014 and 2013, we recorded $41.2 million and $29.4 million, respectively, in restructuring, severance and related charges. These charges relate to restructuring and severance arrangements with employees and executives, as well as costs related to consolidating offices and other contract terminations in 2014 and 2013 (related to restructuring activities across local media platforms initiated in 2014 and other restructuring activities initiated in 2012).

•

In 2014 and 2013, we recorded a loss on extinguishment of debt of $17.2 million and $10.0 million, respectively, as a result of refinancing our debt. The loss in 2014 includes a premium, fees, the write-

off of certain unamortized deferred financing costs and the write-off of certain unamortized discount and premium related to instruments that were repaid. The loss in 2013 includes fees and the write-off of certain unamortized deferred financing costs related to instruments that were repaid.

Revenue. Revenue was $2,911.4 million in 2014 compared to $2,627.4 million in 2013, an increase of $284.0 million or 10.8%, which reflects an increase of 13.5% in the Media Networks segment and a decrease of 7.6% in the Radio segment.

Advertising revenue was $2,101.0 million in 2014 compared to $1,979.5 million in 2013, an increase of $121.5 million or 6.1%. Advertising revenue in 2014 included (i) estimated incremental World Cup revenue of $174.2 million and (ii) political/advocacy revenue of $79.2 million. Advertising revenue in 2013 included (i) Confederation Cup and Gold Cup revenue of $68.0 million and (ii) political/advocacy revenue of $59.1 million.

Non-advertising revenue (which was primarily comprised of subscriber fee revenue, other contractual revenue and content licensing revenue) was $810.4 million in 2014 compared to $647.9 million in 2013, an increase of $162.5 million or 25.1%. The increase in non-advertising revenue was primarily a result of increased subscriber fee revenue of $145.3 million which was primarily due to contractual increases and additional distribution of the Univision Deportes Network and increased content licensing revenue of $8.6 million. Subscriber fee revenue was $642.5 million in 2014 compared to $497.2 million in 2013. In 2013, non-advertising revenue included non-cash contractual revenue associated with the commitments to provide advertising made in the sale of our recorded music business which were completely satisfied in the second quarter of 2013 of $7.7 million.

Media Networks segment revenues were $2,601.8 million in 2014 compared to $2,292.4 million in 2013, an increase of $309.4 million or 13.5%. Advertising revenue was $1,812.8 million in 2014 as compared to $1,664.1 million in 2013, an increase of $148.7 million or 8.9%. Advertising revenue in 2014 included (i) estimated incremental World Cup revenue of $181.8 million and (ii) political/advocacy revenue of $62.7 million. Advertising revenue in 2013 included (i) Confederation Cup and Gold Cup revenue of $68.0 million and (ii) political/advocacy revenue of $47.5 million. Advertising revenue for our television platforms was $1,730.3 million in 2014 as compared to $1,606.1 million in 2013, an increase of $124.2 million or 7.7%. Advertising revenue in 2014 for our television platforms included (i) estimated incremental World Cup revenue of $163.3 million and (ii) political/advocacy revenue of $59.1 million. Advertising revenue in 2013 for our television platforms included (i) Confederation Cup and Gold Cup revenue of $65.3 million and (ii) political/advocacy revenue of $47.5 million. Advertising revenue through the Media Networks digital platforms was $82.5 million in 2014 compared to $57.9 million in 2013, an increase of $24.6 million or 42.4%. Advertising revenue through the Media Networks digital platforms in 2014 included (i) estimated incremental World Cup revenue of $18.4 million and (ii) political/advocacy revenue of $3.6 million. Advertising revenue through the Media Networks digital platforms in 2013 included Confederation Cup and Gold Cup revenue of $2.7 million.

Media Networks non-advertising revenue (which was primarily comprised of subscriber fee revenue, other contractual revenue and content licensing revenue) was $789.0 million in 2014 compared to $628.3 million in 2013, an increase of $160.7 million or 25.6% primarily due to an increase in subscriber fee revenue of $145.3 million and an increase in content licensing revenue of $8.6 million. In 2013, non-advertising revenue included non-cash contractual revenue related to the sale of our recorded music business which was completely satisfied in the second quarter of 2013 of $7.7 million.

Radio segment revenues were $309.6 million in 2014 compared to $335.0 million in 2013, a decrease of $25.4 million or 7.6%. Advertising revenue was $288.2 million in 2014 as compared to $315.4 million in 2013, a decrease of $27.2 million or 8.6%, due to lower ratings, market revenue declines and the impact of estimated World Cup revenue of $7.5 million shifting from the Radio segment to the Media Networks segment. Advertising revenue included political/advocacy revenue of $16.5 million in 2014 and $11.6 million in 2013. Non-advertising revenue (which was primarily comprised of other contractual revenue), was $21.4 million in 2014 compared to $19.6 million in 2013, an increase of $1.8 million or 9.2%.

Direct operating expenses—programming excluding variable program license fees. Programming expenses excluding variable program license fees increased to $540.5 million in 2014 from $438.2 million in 2013, an increase of $102.3 million or 23.3%. As a percentage of revenue, our programming expenses excluding variable program license fees increased to 18.6% in 2014 from 16.7% in 2013. Media Networks segment programming expenses excluding the variable program license fees were $488.2 million in 2014 compared to $376.2 million in 2013, an increase of $112.0 million or 29.8%. The increase was primarily associated with the 2014 World Cup, including programming costs of $116.5 million and an increase in other programming costs of $24.9 million, partially offset by decreases in sports programming of $29.4 million associated with the 2013 Confederation Cup and Gold Cup soccer tournaments. Radio segment programming expenses were $52.3 million in 2014 compared to $62.0 million in 2013, a decrease of $9.7 million or 15.6%, primarily due to a decrease in programming employee-related costs.

Direct operating expenses—variable program license fees. Media Networks segment variable program license fees increased to $380.4 million in 2014 from $338.1 million in 2013, an increase of $42.3 million or 12.5% as a result of increased revenue. The impact on the variable program license fees of the associated estimated incremental 2014 World Cup advertising revenue and political/advocacy advertising revenue was an increase of $25.4 million and $0.3 million, respectively. The impact on the variable program license fees associated with the 2013 Confederation Cup and Gold Cup soccer tournaments and non-cash contractual advertising revenue associated with commitments to provide advertising made in the sale of our recorded music business which were completely satisfied in the second quarter of 2013 was a decrease of $9.5 million and $1.4 million, respectively.

Direct operating expenses—other. Other direct operating expenses decreased to $92.2 million in 2014 from $95.9 million in 2013, a decrease of $3.7 million or 3.9%. As a percentage of revenue, other direct operating expenses increased to 3.2% in 2014 from 3.6% in 2013. Media Networks segment other direct operating expenses were $74.4 million in 2014 compared to $79.5 million in 2013, a decrease of $5.1 million or 6.4%, primarily related to a decrease in technical costs. Radio segment other direct operating expenses were $17.8 million in 2014 compared to $16.4 million in 2013, an increase of $1.4 million or 8.5%, primarily due to an increase in technical and employee-related costs.

Selling, general and administrative expenses. Selling, general and administrative expenses increased to $718.8 million in 2014 from $712.6 million in 2013, an increase of $6.2 million or 0.9%. Media Networks segment selling, general and administrative expenses were $440.5 million in 2014 compared to $440.0 million in 2013, an increase of $0.5 million or 0.1%. Radio segment selling, general and administrative expenses were $149.9 million in 2014 compared to $149.3 million in 2013, an increase of $0.6 million. Corporate selling, general and administrative expenses were $128.4 million in 2014 compared to $123.3 million in 2013, an increase of $5.1 million or 4.1%, primarily due to an increase in employee-related costs of $5.0 million and other net cost increases of $0.1 million. On a consolidated basis, as a percentage of revenue, our selling, general and administrative expenses decreased to 24.7% in 2014 from 27.1% in 2013.

Impairment loss. In 2014 and 2013, we recorded non-cash impairment losses of $340.5 million and $439.4 million, respectively. The loss in 2014 is comprised of $198.1 million in the Media Networks segment and $142.4 million in the Radio segment. In the Media Networks segment, we recorded approximately $182.9 million related to the impairment of Venevision-related prepaid programming assets made in conjunction with the amendment of the Venevision PLA, $8.2 million related to the write-down of program rights and $7.0 million related to the write-down of property held for sale. In the Radio segment, we recorded $133.4 million related to the write-down of broadcast licenses and $9.0 million related to the write-down of a trade name. The loss in 2013 is comprised of $87.6 million in the Media Networks segment and $351.8 million in the Radio segment. In the Media Networks segment, we recorded approximately $82.5 million related to the write-down of World Cup program rights prepayments, $2.5 million related to the residual write-off of the TeleFutura trade name, as the network has completed its rebranding as UniMás, $2.4 million related to the write-off of other program rights and $0.2 million related to the write-down of assets held for sale. In the Radio segment, based on a review of market conditions and management’s assessment of long-term growth rates, we recorded $307.8 million related to the write-off of goodwill and $43.4 million related to the write-down of broadcast licenses. We also recorded a loss of $0.6 million related to the write-down of other assets in the Radio segment.

Restructuring, severance and related charges. In 2014, we incurred restructuring, severance and related charges in the amount of $41.2 million. This amount includes a $41.4 million charge related to broader-based cost-saving restructuring initiatives, partially offset by a $0.2 million benefit related to the adjustment of severance charges for individual employees. The severance benefit of $0.2 million is related to several severance arrangements with employees in the Media Networks and Radio segments. The restructuring charge of $41.4 million consists of a $28.3 million charge in the Media Networks segment, an $11.4 million charge in the Radio segment and $1.7 million of corporate expenses related to employee termination benefits, costs related to consolidating offices, and other contract terminations. During 2014, we initiated restructuring activities to improve performance, collaboration, and operational efficiencies across our local media platforms. The $41.4 million charge recognized during the period includes $7.1 million resulting from the restructuring activities across local media platforms initiated in 2014 and $34.3 million resulting from other restructuring activities that were initiated in 2012. In 2013, we incurred restructuring, severance and related charges in the amount of $29.4 million. Of this amount, $5.8 million is related to severance charges for individual employees and $23.6 million related to broader-based cost-saving restructuring initiatives. The severance charge of $5.8 million is related to miscellaneous severance agreements with corporate employees as well as employees in the Media Networks and Radio segments. The restructuring charge of $23.6 million was primarily related to other restructuring activities initiated in 2012 and consists of a $17.6 million charge in the Media Networks segment, a $5.5 million charge in the Radio segment and $0.5 million of corporate expenses, related to employee termination benefits and costs related to consolidating offices. For Media Networks, the $17.6 million charge includes expenses of $19.2 million related to employee termination benefits and costs related to consolidating offices, partially offset by a benefit of $1.6 million related to the elimination of a lease obligation from restructuring activities that were initiated in 2009. For Radio, the $5.5 million charge includes expenses of $7.7 million related to employee termination benefits and costs related to consolidating offices, partially offset by a benefit of $2.2 million related to the elimination of lease obligations. See Note 3 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Depreciation and amortization. Depreciation and amortization increased to $163.8 million in 2014 from $145.9 million in 2013, an increase of $17.9 million or 12.3%. Our depreciation expense increased to $105.5 million in 2014 from $87.6 million in 2013, an increase of $17.9 million, primarily related to depreciation on newly acquired assets. We had amortization of intangible assets of $58.3 million in 2014 and 2013. Depreciation and amortization expense for the Media Networks segment increased by $16.2 million to $138.9 million in 2014 from $122.7 million in 2013. Depreciation and amortization expense for the Radio segment decreased by $3.5 million to $7.8 million in 2014 from $11.3 million in 2013 due to vacating a facility in 2013. Corporate depreciation expense increased by $5.2 million to $17.1 million in 2014 from $11.9 million in 2013.

Operating income. As a result of the factors discussed above and in the results of operations overview, we had operating income of $634.0 million in 2014 and $427.9 million in 2013, an increase of $206.1 million. The Media Networks segment had operating income of $853.1 million in 2014 and $830.2 million in 2013, an increase of $22.9 million. The Radio segment had an operating loss of $71.9 million in 2014 and $261.7 million in 2013, an increase in operating income of $189.8 million. Corporate operating loss was $147.2 million and $140.6 million in 2014 and 2013, respectively, an increase in operating loss of $6.6 million. The impact of revenue recognition related to certain content licensing agreements contributed $18.3 million in 2014 and $10.8 million in 2013. Political/advocacy advertising contributed $67.8 million in 2014 and $48.6 million in 2013. Non-cash contractual revenue associated with the commitments to provide advertising made in the sale of our recorded music business contributed $6.3 million in 2013. The estimated incremental impact of the 2014 World Cup tournament, considering incremental advertising revenue and operating expenses, was an increase of $22.1 million in operating income.

Interest expense. Interest expense decreased to $587.2 million in 2014 from $618.2 million in 2013, a decrease of $31.0 million. The decrease was primarily due to lower interest expense on our variable rate debt as a result of our refinancing transactions in 2013 and 2014 and a decrease in the amortization of fair value adjustments in AOCL related to interest rate swap contracts that are no longer designated as cash flow hedges. This decrease was partially offset by an increase in interest expense related to our senior notes as a result of the additional notes offered in 2013. See Notes 9 and 10 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Interest income. In 2014 and 2013, we recorded interest income of $6.0 million and $3.5 million, respectively, an increase of $2.5 million, primarily related to investments in convertible debt with an equity method investee.

Amortization of deferred financing costs. Amortization of deferred financing costs increased to $15.5 million in 2014 from $14.1 million in 2013, an increase of $1.4 million. The increase is a result of our refinancing transactions. See Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Loss on extinguishment of debt. In 2014 and 2013, we recorded a loss on the extinguishment of debt in the amount of $17.2 million and $10.0 million, respectively, as a result of the refinancing of our debt. See Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Loss on equity method investments. In 2014, we recorded a loss on equity method investments of $85.2 million, primarily related to losses at the two early stage businesses El Rey and Fusion, of $73.3 million and $11.9 million, respectively. In 2013, we recorded a loss on equity method investments of $36.2 million, primarily related to a loss of $22.7 million for El Rey and a loss of $13.7 million for Fusion. This charge includes our share of equity loss in unconsolidated subsidiaries and costs funded by us which were incurred prior to our investment in an equity method investee. For El Rey, additionally all losses in these periods have been attributed to us based on the terms of the agreement governing the investment. See Note 7 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Benefit for income taxes. In 2014, we reported an income tax benefit of $66.1 million. In 2013, we reported an income tax benefit of $462.4 million. Our annual effective tax rate as of December 31, 2014 was approximately (101.4%), which differs from the statutory rate primarily due to permanent tax differences, the settlement of a significant uncertain tax position resulting in a significant reduction in the liability for unrecognized tax benefits, state and local taxes, and the amount of these items as compared to book loss. Our annual effective tax rate as of December 31, 2013 was approximately (187.7%), which differs from the statutory rate primarily due to the change in valuation allowance, permanent tax differences, state and local taxes and the amount of these items as compared to book loss. The income tax benefit and high negative effective tax rate in 2013 primarily result from recording a reduction in our Federal and state deferred tax asset valuation allowance of $468.0 million, as our deferred tax assets became realizable on a more-likely-than-not basis, based upon the realization of our capital loss carryforwards and a portion of our net operating loss carryforwards in 2013, coupled with projections of future taxable income over the period in which the deferred tax assets are recoverable. The reduction in the valuation allowance was partially offset by an increase we recorded in our valuation allowance of $34.5 million relating to our foreign deferred tax assets.

Net income. As a result of the above factors, we reported net income of $0.9 million and $216.0 million in 2014 and 2013, respectively.

Net loss attributable to noncontrolling interest. Net loss attributable to noncontrolling interest was $1.0 million and $0.2 million in 2014 and 2013, respectively.

Net income attributable to Univision Holdings, Inc. In 2014 and 2013, we reported net income attributable to Univision Holdings, Inc. of $1.9 million and $216.2 million, respectively.

Adjusted OIBDA and Bank Credit Adjusted OIBDA. As a result of the factors discussed above, Adjusted OIBDA increased to $1,223.8 million in 2014 from $1,078.9 million in 2013, an increase of $144.9 million or 13.4% and Bank Credit Adjusted OIBDA increased to $1,253.8 million in 2014 from $1,120.4 million in 2013, an increase of $133.4 million or 11.9%. On a consolidated basis, as a percentage of revenue, our Adjusted OIBDA increased to 42.0% in 2014 from 41.1% in 2013 and Bank Credit Adjusted OIBDA increased to 43.1% in 2014 from 42.6% in 2013. The impact of revenue recognition related to certain content licensing agreements contributed $18.3 million in 2014 and $10.8 million in 2013. Political/advocacy advertising contributed $67.8 million in 2014 and $48.6 million in 2013. Non-cash contractual revenue associated with the commitments to provide advertising made in the sale of our recorded music business contributed $6.3 million in 2013. The estimated incremental impact of the 2014 World Cup tournament, considering incremental advertising revenue and operating expenses, was an increase of $22.1 million.

Quarterly Results

The following table sets forth our historical unaudited quarterly consolidated statement of operations data for the first two quarters of 2016 and each of the fiscal quarters of 2015 and 2014. This unaudited quarterly information has been prepared on the same basis as our annual audited consolidated financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. This unaudited quarterly information should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

(in thousands)	Second Quarter 2016	First Quarter 2016	Fourth Quarter 2015	Third Quarter 2015	Second Quarter 2015	First Quarter 2015	Fourth Quarter 2014	Third Quarter 2014	Second Quarter 2014	First Quarter 2014
Revenue	$800,300 (a)	$660,400 (a)	$735,900 (b)	$801,500 (b)	$696,300 (b)	$624,700 (b)	$727,700 (d)	$728,900 (d)	$833,700 (d)	$621,100	(d)
Direct operating expenses	291,300	199,600	230,400	250,000	204,900	197,600	240,000 (e)	248,500 (e)	312,200 (e)	212,400	(e)
Selling, general and administrative expenses	188,500	169,200	196,000	186,000	175,700	170,900	176,100	184,700	187,200	170,800
Impairment loss	1,500	—	138,200 (c)	19,500	66,400	300	328,200 (f)	12,300	—	—
Restructuring, severance and related charges	5,800	7,700	37,900	7,500	8,800	6,200	27,800	8,000	2,100	3,300
Depreciation and amortization	45,700	44,300	43,100	42,400	43,000	42,600	43,800	40,200	40,500	39,300
Termination of management and technical assistance agreements	—	—	—	—	—	180,000	—	—	—	—

Operating income (loss)	267,500	239,600	90,300	296,100	197,500	27,100	(88,200)	235,200	291,700	195,300
Other expense (income):
Interest expense	128,500	132,000	132,700	133,700	137,800	143,400	146,700	146,700	146,700	147,100
Interest income	(2,800)	(2,600)	(2,600)	(2,600)	(2,500)	(2,200)	(1,700)	(1,400)	(1,500)	(1,400)
Amortization of deferred financing costs	4,000	4,000	4,000	3,900	3,900	3,900	3,900	3,800	3,900	3,900
Loss on extinguishment of debt and inducement	16,300	—	—	135,100	58,600	73,200	—	—	—	17,200
Loss on equity method investments	5,500	2,700	7,000	17,400	7,600	14,900	3,000	29,100	32,600	20,500
Other	1,400	3,300	400	800	300	300	(300)	(1,000)	(700)	2,100

Income (loss) before income taxes	114,600	100,200	(51,200)	7,800	(8,200)	(206,400)	(239,800)	58,000	110,700	5,900
Provision (benefit) for income taxes	41,200	36,100	11,800	(153,800)	27,600	(64,000)	(101,500)	17,800	15,300	2,300

Net income (loss)	73,400	64,100	(63,000)	161,600	(35,800)	(142,400)	(138,300)	40,200	95,400	3,600
Net loss attributable to noncontrolling interest	(1,300)	(1,600)	(200)	(200)	(400)	(100)	(300)	(200)	(300)	(200)

Net income (loss) attributable to Univision Holdings, Inc.	$74,700	$65,700	$(62,800)	$161,800	$(35,400)	$(142,300)	$(138,000)	$40,400	$95,700	$3,800

(a)

2016 revenue was impacted by several factors. Content licensing revenue contributed $11.3 million of revenue, political/advocacy advertising revenue contributed $18.2 million of advertising revenue in 2016 and Copa America Centenario soccer tournament contributed $66.4 million (on an estimated incremental basis). On a quarterly basis, content licensing revenue contributed $3.3 million in the first quarter, and $8.0 million in the second quarter. Political/advocacy advertising revenue contributed $8.2 million in the first quarter, and $10.0 million in the second quarter. Estimated incremental advertising revenue generated from the Copa America Centenario soccer tournament contributed $66.4 million in the second quarter.

(b)

2015 revenue was impacted by several factors. Content licensing revenue contributed $68.2 million of revenue, political/advocacy advertising revenue contributed $37.9 million of advertising revenue in 2015 and the Gold Cup soccer tournament contributed $48.6 million (an estimated $22.1 million on an incremental basis) and we had an increase in other revenue of $25.3 million primarily due to revenue associated with the concurrent use of adjacent spectrum in one of our existing markets of $26.0 million. On a quarterly basis, content licensing revenue contributed $7.4 million of revenue in the first quarter, $7.7 million in the second quarter, $35.6 million of revenue in the third quarter and $17.5 million of revenue in the fourth quarter, primarily due to $30.3 million recognized in connection with the final satisfaction of a licensing agreement, and political/advocacy advertising revenue contributed $14.1 million of advertising revenue in the first quarter, $6.6 million in the second quarter, $7.4 million in the third quarter and $9.8 million in the fourth quarter. The Gold Cup soccer tournament contributed $0.1 million of revenue in the second quarter and $48.5 million in the third quarter.

(c)	Impairment loss during the fourth quarter of 2015 includes $113.6 million related to the write-down of radio broadcast licenses and $24.6 million related to program rights impairments.
(d)

2014 revenue was impacted by several factors. The most significant of which was the World Cup soccer tournament, which contributed $277.1 million (an estimated $174.2 million on an incremental basis) in advertising revenue in 2014. Other factors impacting revenue in 2014 were political/advocacy advertising revenue which contributed $79.2 million of advertising revenue and content licensing revenue which contributed $21.2 million of revenue. On a quarterly basis, the World Cup soccer tournament contributed $7.3 million (an estimated $4.6 million on an incremental basis) to advertising revenue in the first quarter, $184.5 million (an estimated $115.5 million on an incremental basis) in the second quarter and $85.3 million (an estimated $54.1 million on an incremental basis) in the third quarter. There was no contribution in the fourth quarter. Political/advocacy advertising revenue was $23.5 million in the first quarter, $11.2 million in the second quarter, $16.2 million in the third quarter and $28.3 million in the fourth quarter. Content licensing revenue was $0.8 million in the first quarter, $2.1 million in the second quarter, $3.0 million in the third quarter and $15.3 million in the fourth quarter.

(e)

2014 direct operating expenses were impacted by the World Cup soccer tournament. Direct expenses related to the World Cup were $141.9 million including $25.4 million related to the program license fee. World Cup direct expenses were $3.1 million (program license fee $0.7 million) in the first quarter, $95.9 million (program license fee $16.9 million) in the second quarter, $43.1 million (program license fee $7.8 million) in the third quarter and ($0.2) million in the fourth quarter.

(f)

Impairment losses during the fourth quarter of 2014 include approximately $182.9 million related to the impairment of Venevision-related prepaid programming assets and $133.4 million related to the write-down of radio broadcast licenses.

Liquidity and Capital Resources

Cash Flows

Cash Flows from Operating Activities. Cash flows provided by operating activities for the six months ended June 30, 2016 were $209.6 million compared to cash flows used in operating activities for the six months ended June 30, 2015 of $76.6 million. After excluding the impact of non-cash items, cash flows from operating activities increased by $51.6 million. The most significant factors leading to the increase were higher net income in 2016 offset by increases in accounts receivables and decreases in program rights and prepaid expenses primarily related to Copa America Centenario.

Cash flows provided by operating activities for the year ended December 31, 2015 were $68.4 million compared to cash flows provided by operating activities for the year ended December 31, 2014 of $274.9 million. After excluding the impact of the non-cash items, cash flows from operating activities increased by approximately $122.4 million, reflecting the prepayment to Venevision in 2014 of amounts due through 2017 of $177.5 million in program rights prepayments associated with our amendment of the Venevision PLA, offset by higher accounts receivables and other operating assets.

Cash flows provided by operating activities for the year ended December 31, 2014 were $274.9 million compared to cash flows provided by operating activities for the year ended December 31, 2013 of $79.3 million. Excluding the impact of non-cash items, the increase in cash provided by operating activities in 2014 as compared to 2013 reflects higher net income and improvements in working capital. Net income in 2014 was favorably impacted by the World Cup which ended in July 2014. The activity in 2014 reflects the collection of World Cup accounts receivable as well as lower prepaids, program rights and accounts payable balances. In addition, during 2014, we incurred approximately $177.5 million in program rights prepayments associated with our amendment of the Venevision PLA. In 2013, we incurred approximately $136.8 million related to World Cup program rights prepayments. In 2013, deferred revenue primarily related to our facility-sharing agreement with Fusion.

Cash Flows from Investing Activities. Cash flows provided by investing activities were $30.1 million for the six months ended June 30, 2016 compared to cash flows used in investing activities of $92.2 million for the six months ended June 30, 2015. The increase in cash flows provided by investing activities was due primarily to the sale of an office building in Los Angeles for approximately $100.0 million, lower contributions in Fusion and no contribution in 2016 in El Rey, partially offset by a use of cash in 2016 of $23.3 million for the acquisition of a business, net of cash. In September 2016, we acquired certain digital media assets of Gawker Media. See Note 15 to our unaudited consolidated financial statements for the six months ended June 30, 2016 contained elsewhere in this prospectus.

Cash flows used in investing activities were $171.3 million for the year ended December 31, 2015 compared to cash flows used in investing activities of $154.8 million for the year ended December 31, 2014. The increase in cash used in investing activities was due primarily to increased contributions to El Rey and Fusion of $5.0 million and $12.8 million, respectively. These increases were partially offset by a decrease in capital expenditures of $11.3 million.

Cash flows used in investing activities were $154.8 million for the year ended December 31, 2014 compared to cash flows used in investing activities of $335.2 million for the year ended December 31, 2013. The reduction in cash used for investing activities was due primarily to lower capital expenditures of $45.8 million, lower investments primarily in El Rey and no launch rights acquired in 2014.

Cash Flows from Financing Activities. Cash flows used in financing activities were $307.9 million for the six months ended June 30, 2016 compared to cash flows provided by financing activities of $180.3 million for the six months ended June 30, 2015. The cash flows used in financing activities reflect net payments related to our debt of $308.4 million in 2016 which primarily relates to the partial redemption of $415.0 million of our 8.5% Senior Notes due 2021 (the “2021 notes”) in May 2016, partially offset by borrowings on the revolving credit facilities. We used cash on hand from operations and borrowings under our revolving credit facilities to fund such partial redemption. The cash flows provided by financing activities reflect net borrowings related to our debt of $167.2 million in 2015.

Cash flows provided by financing activities were $147.4 million for the year ended December 31, 2015 compared to cash flows used in financing activities of $107.2 million for the year ended December 31, 2014. The cash flows provided by financing activities reflect net borrowings related to our debt of $49.4 million in 2015. Cash flows used in financing activities for the year ended December 31, 2014 reflect net repayments related to our debt of $232.6 million in 2014, partially offset by the issuance of equity of $124.3 million and other items. Cash flows used in financing activities for the year ended December 31, 2014 include replacing term loans under our senior secured credit facility with term loans with a lower interest rate as a result of an amendment to our senior secured credit facilities in January 2014.

Cash flows used in financing activities were $107.2 million for the year ended December 31, 2014 compared to cash flows from financing activities of $263.7 million for the year ended December 31, 2013. The cash flows used in financing activities reflect net repayments related to our debt of $232.6 million in 2014, partially offset by the issuance of equity of $124.3 million and other items. Cash flows used in financing activities for the year ended December 31, 2014 include an amendment to our senior secured credit facilities in January 2014 which facilitated the incurrence of replacement term loans at a modified interest rate. Overall borrowings under our senior secured credit facilities decreased by approximately $46.4 million in 2014. In addition, we redeemed approximately $119.8 million of our 6.75% senior secured notes due 2022 (the “2022 notes”) and reduced our borrowings under the accounts receivable facility by $60.0 million.

Anticipated Cash Requirements. Our current financing strategy is to fund operations and service our debt through our cash flow from operations, our bank senior secured revolving credit facility, our accounts receivable sale facility, any proceeds that we may receive from our spectrum monetization efforts and anticipated access to public and private equity and debt markets. We monitor our cash flow liquidity, availability, fixed charge coverage, capital base, programming acquisitions and leverage ratios with the long-term goal of maintaining our credit worthiness. We are subject to certain restrictions as a result of our participation in the Broadcast Incentive Auction which could adversely impact our ability to raise additional capital or refinance our indebtedness.

On July 15, 2015, Televisa converted $1.125 billion of debentures into the Televisa Warrants that are exercisable for classes of our common stock, and we made a one-time payment of $135.1 million to Televisa to induce the conversion. We utilized available cash, including the restricted cash of $92.7 million which had collateralized the letter of credit, in partial payment of the inducement. The remaining cash came from operations. The conversion of the debentures into the Televisa Warrants will result in annual cash interest savings of approximately $16.9 million.

Capital Expenditures

Capital expenditures for the six months ended June 30, 2016 totaled $43.8 million, and excluded approximately $2.8 million of accruals as of June 30, 2016. These expenditures included $16.5 million related to information technology, $14.8 million related to facilities upgrades, including those related to consolidation of operations, and $12.5 million related to normal capital purchases or improvements. Our capital expenditures exclude the expenditures financed with capitalized lease obligations. Our capital expenditure plan for the full fiscal year 2016 is for approximately $100.0 million plus approximately $10.7 million of capital purchases that were accrued as of December 31, 2015. These anticipated expenditures include $35.7 million related to normal capital purchases or improvements, $32.2 million related to office moves related to consolidation of offices, and $32.1 million related to information technology.

Capital expenditures for the year ended December 31, 2015 totaled $122.1 million, and included $15.1 million of accruals as of December 31, 2014, but excluded approximately $10.7 million of accruals as of December 31, 2015. These expenditures included $49.8 million related to normal capital purchases or improvements and $72.3 million related to facilities upgrades, including those related to consolidation of operations.

Restrictions on Dividends

As a holding company, our investments in our operating subsidiaries constitute all of our operating assets. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. As a result, we must rely on dividends and other advances and transfers of funds from our subsidiaries to meet our debt obligations. The ability of our subsidiaries to pay dividends or make other advances and transfers of funds will depend on their respective results of operations and may be restricted by, among other things, applicable laws limiting the amount of funds available for payment of dividends and agreements of those subsidiaries. The credit agreement governing our senior secured credit facilities and the indentures governing the senior notes create restrictions on the ability of UCI to pay dividends or make distributions on its capital stock.

Debt and Financing Transactions

As of June 30, 2016, we had total committed capacity, defined as maximum available borrowings under various existing debt arrangements plus cash and cash equivalents, of $9,749.7 million. Of this committed capacity, $724.7 million was unused and $9,004.6 million was outstanding as debt. As of June 30, 2016, total committed capacity, outstanding letters of credit, outstanding debt and total unused committed capacity were as follows.

	Committed Capacity	Letters of Credit	Outstanding Debt	Unused Committed Capacity
	(in thousands)
Cash and cash equivalents	$33,100	$—	$—	$33,100
Bank senior secured revolving credit facility maturing in 2018 – alternate bases	550,000	20,400	—	529,600
Bank senior secured term loans maturing in 2020—LIBOR with a 1.0% floor + 3.0%	4,498,700	—	4,498,700	—
Senior notes due 2021—8.5%(a)	400,000	—	400,000	—
Senior secured notes due 2022—6.75%(a)	1,107,900	—	1,107,900	—
Senior secured notes due 2023—5.125%(a)	1,200,000	—	1,200,000	—
Senior secured notes due 2025—5.125%(a)	1,560,000	—	1,560,000	—
Accounts receivable facility maturing in 2018—LIBOR + 2.25%	400,000	—	238,000	162,000

	$9,749,700	$20,400	$9,004,600	$724,700

(a)	Amounts represent the principal balance and do not include any discounts and premiums.

To the extent permitted and to the extent of free cash flow, we intend to repay indebtedness and reduce our ratio of Adjusted OIBDA to total debt.

For further information regarding our indebtedness, see “Description of Certain Indebtedness.” See also Note 9 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Our senior secured credit facilities are guaranteed by Broadcast Media Partners Holdings, Inc. (“Holdings”) and UCI’s material, wholly owned restricted domestic subsidiaries (subject to certain exceptions). Our senior secured notes and senior notes are guaranteed by all of the current and future domestic subsidiaries that guarantee the senior secured credit facilities. The senior secured notes and senior notes are not guaranteed by Holdings.

Our senior secured credit facilities are secured by, among other things:

•

a first priority security interest, subject to permitted liens, in substantially all of the assets of UCI and Univision of Puerto Rico Inc. (“UPR”), as borrowers, Holdings and UCI’s material restricted domestic subsidiaries (subject to certain exceptions), including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory and other tangible and intangible assets, but excluding, among other things, cash and cash equivalents, deposit and securities accounts, motor vehicles, FCC licenses to the extent that applicable law or regulation prohibits the grant of a security interest therein, equipment that is subject to restrictions on liens pursuant to purchase money obligations or capital lease obligations, interests in joint ventures and non-wholly owned subsidiaries that cannot be pledged without the consent of a third party, trademark applications and receivables subject to our accounts receivable securitization;

•

a pledge of (i) the present and future capital stock of each of UCI’s, UPR’s, and each subsidiary guarantor’s direct domestic subsidiaries (other than interests in joint ventures and non-wholly owned subsidiaries that cannot be pledged without the consent of a third party or to the extent a pledge of such capital stock would cause us to be required to file separate financial statements for such subsidiary with the SEC) and (ii) 65% of the voting stock of each of UCI’s, UPR, and each subsidiary guarantor’s material direct foreign subsidiaries (other than interests in non-wholly owned subsidiaries that cannot be pledged without the consent of a third party), in each case, subject to certain exceptions; and

•	all proceeds and products of the property and assets described above.

Our senior secured notes are secured by substantially all of UCI’s and the guarantors’ property and assets that secure our senior secured credit facilities. The senior secured notes are not secured by the assets of Holdings, including a pledge of the capital stock of UCI.

The agreements governing the senior secured credit facilities and the senior notes contain various covenants, which, among other things, limit the incurrence of indebtedness, making of investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The credit agreement and the indentures governing the senior notes thereunder allow UCI to make certain pro forma adjustments for purposes of calculating certain financial ratios, some of which would be applied to Bank Credit Adjusted OIBDA. UCI is in compliance with these covenants under the agreements governing its senior secured credit facilities and the existing senior notes as of June 30, 2016.

A breach of any covenant could result in an event of default under those agreements. If any such event of default occurs, the lenders of the senior secured credit facilities or the holders of the existing senior notes or other notes may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, an event of default under the indentures governing the existing senior notes or the notes would cause an event of default under the senior secured credit facilities, and the acceleration of debt under the senior secured credit facilities or the failure to pay that debt when due would cause an event of default under the indentures governing the existing senior notes or the notes (assuming certain amounts of that debt were outstanding at the time). The lenders under the senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under the senior secured credit facilities, the lenders will have the right to proceed against the collateral.

UCI owns several wholly owned early stage ventures which have been designated as “unrestricted subsidiaries” for purposes of its credit agreement governing the senior secured credit facilities and indentures governing the senior notes. The results of these unrestricted subsidiaries are excluded from Bank Credit Adjusted OIBDA in accordance with the definition in the credit agreement and the indentures governing the senior notes. As unrestricted subsidiaries, the operations of these subsidiaries are excluded from, among other things, covenant compliance calculations and compliance with the affirmative and negative covenants of the credit agreement governing the senior secured credit facilities and indentures governing the senior notes. UCI may redesignate these subsidiaries as restricted subsidiaries at any time at its option, subject to compliance with the terms of its credit agreement governing the senior secured credit facilities and indentures governing the senior notes.

UCI and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire certain of our debt or equity securities (including any publicly traded debt securities), in privately negotiated or open market transactions, by tender offer or otherwise.

On September 3, 2015, we entered into an amendment of the credit agreement governing our senior secured credit facilities. On December 11, 2015, the amendment was modified to extend the expiration date from December 15, 2015 to April 30, 2016. On April 30, 2016, the amendment was further modified to (i) extend the expiration date of the amendment from April 30, 2016 to December 15, 2016 and (ii) to make certain other changes to the conditions precedent to the effectiveness of the amendment. The amendment replaces our existing revolving credit facility with a new revolving credit facility which will be increased to $850.0 million and the maturity date for which will be extended from March 1, 2018 to the five-year anniversary of the date that the borrowing capacity is increased (subject to an earlier maturity date of 91 days prior to the March 1, 2020 maturity date of the current term loans described below if more than $1.5 billion of the current term loans have not been refinanced to have a longer maturity date). The new revolving credit facility will bear interest at a floating rate, which can either be an adjusted LIBOR rate plus an applicable margin (ranging from 200 to 250 basis points), or, at our option, an alternate base rate (defined as the highest of (x) the Deutsche Bank AG New York Branch prime rate, (y) the federal funds effective rate plus 0.50% per annum and (z) the one-month adjusted LIBOR rate plus 1%) plus an applicable margin (ranging from 100 to 150 basis points). The amendment, as modified on April 30, 2016, is contingent upon our initial public offering being consummated prior to December 15, 2016, and either (x) the application of certain specified use of proceeds of this offering or (y) compliance with certain leverage ratio or debt reduction tests and other customary conditions.

The credit agreement governing our senior secured credit facilities also provides that we may increase our existing revolving credit facilities and/or term loans facilities by up to $750.0 million if certain conditions are met, and after giving effect to the amendment, we will have in aggregate made $700.0 million of such increases to our existing revolving credit facilities and term loans facilities. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

On May 18, 2016, we redeemed $415.0 million aggregate principal amount of our 2021 notes. The redemption price was equal to 104.25% of the aggregate principal amount of the 2021 notes redeemed, plus accrued and unpaid interest thereon to the redemption date. As of June 30, 2016, the outstanding principal balance of the 2021 notes was $400.0 million and the remaining unamortized premium and deferred financing costs were $1.1 million.

Interest Rate Swaps

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish these objectives, we primarily use interest rate swaps as part of our interest rate risk management strategy. These interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. We have agreements with each of our interest rate swap counterparties which provide that we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness.

As of June 30, 2016, we had two effective cash flow hedges with a combined notional amount of $2.5 billion. These contracts mature in February 2020. Our current interest rate swap contracts designated in cash flow hedging relationships effectively convert the interest payable on $2.5 billion of variable rate debt into fixed rate debt, at a weighted-average rate of approximately 2.25%.

We had three interest rate swap contracts related to dedesignated hedges that were not accounted for as cash flow hedges. These contracts matured in June 2016.

Other

General

Based on our current level of operations, planned capital expenditures and major contractual obligations, we believe that our cash flow from operations, together with available cash and availability under our senior secured revolving credit facility and the revolving component of our accounts receivable sale facility will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital expenditures for a period that includes at least the next year.

The monetization of our spectrum assets is part of our strategy. In the upcoming Broadcast Incentive Auction, (i) we have filed applications to participate as a bidder to sell a portion of our spectrum in select markets, which, if granted, would require us to enter into a channel sharing arrangement with a third-party station owner in the applicable market in exchange for a to-be-determined portion of the proceeds from such sale or combine our networks on our remaining 6 MHz channel in the applicable market, or (ii) we will seek to monetize a portion of our spectrum in certain markets by entering into channel sharing arrangements whereby we host one or more other broadcasters’ stations on one or more of our operating channels in exchange for a portion of such broadcasters’ proceeds from their spectrum sale in the auction. Depending on the outcome of the auction process, we may be able to monetize our spectrum assets as early as later in 2016, and we anticipate any proceeds would be available to fund operations, meet working capital needs, fund capital expenditures and/or refinance our debt. In connection with the Broadcast Incentive Auction, we will be subject to strict FCC prohibitions on directly or indirectly communicating—both internally and externally—information regarding (1) our bidding strategy or the status of our bids in the auction or (2) the strategy or bids of our potential channel sharing partners after the commencement of the auction process, which restrictions are scheduled to commence on January 12, 2016. Accordingly, after the commencement of the auction, we will not be able to publicly communicate any updated information about our applications or any channel sharing arrangements other than as stated above. In particular, we will not be able to publicly communicate the preliminary results of our participation in the auction, which we may be apprised of as early as the second quarter of 2016, until the auction is completed, which may not be before the fourth quarter of 2016. These restrictions could have the effect of limiting our ability to access the equity or debt markets during that period, which could adversely impact our ability to raise additional capital or refinance our indebtedness, thereby adversely impacting our ability to reduce our cost of borrowing. See “Risk Factors—Risks Relating to Our Business and Our Industry—Our efforts to monetize our spectrum assets in the upcoming Broadcast Incentive Auction or otherwise may not be successful. We will not be able to communicate specific information about our efforts to monetize our spectrum in the auction until the results of the auction are publicly announced by the FCC which may adversely impact our ability to access the debt and equity markets during that period.”

Acquisitions, Investments and Joint Ventures

We continue to explore acquisition, investment and joint venture opportunities to complement and capitalize on our existing business and management. The purchase price for any future acquisitions, investments and joint venture investments may be paid with cash derived from operating cash flow, proceeds available under our senior secured revolving credit facility, proceeds from future equity or debt offerings or any combination thereof.

Contractual Obligations

Below is a summary of our major contractual payment obligations as of December 31, 2015:

Major Contractual Obligations

As of December 31, 2015

Payments Due By Period

	2016	2017	2018	2019	2020	Thereafter	TOTAL
	(in thousands)
Senior notes(a)	$—	$—	$—	$—	$—	$4,682,900	$4,682,900
Bank senior secured term loans(a)	44,100	46,300	46,300	46,300	4,339,600	—	4,522,600
Interest on fixed rate debt(b)	285,500	285,500	285,500	285,500	285,500	697,800	2,125,300
Interest on variable rate debt(c)	185,900	200,300	214,200	221,300	38,300	—	860,000
Operating leases	30,800	32,600	31,800	23,200	27,500	145,600	291,500
Capital leases(d)	10,100	10,000	9,700	8,900	8,500	93,900	141,100
Accounts receivable facility(e)	—	—	100,000	—	—	—	100,000
Programming(f)	170,500	120,500	63,600	59,600	35,400	53,500	503,100
Contributions to investments	6,500	—	—	—	—	—	6,500
Research tools	83,500	70,900	73,400	3,900	4,100	3,800	239,600
Music license fees	5,300	4,000	4,500	4,500	—	—	18,300
Information technology	17,700	8,200	3,700	3,500	—	—	33,100

	$839,900	$778,300	$832,700	$656,700	$4,738,900	$5,677,500	$13,524,000

(a)

Amounts represent the principal amount and are not necessarily the balance of our debt, which include discount and premium amounts. Amounts do not reflect the redemption of $415.0 million of the 2021 notes in May 2016, which was funded with cash on hand and revolver borrowings.

(b)	Amounts represent anticipated cash interest payments related to our fixed rate debt, which includes the senior notes.
(c)

Amounts represent anticipated cash interest payments related to our variable rate debt, which includes the bank senior secured term loans and the accounts receivable facility. Interest on these debt instruments is calculated as one-month LIBOR plus an applicable margin. To estimate the future interest payments, we adjusted the debt principal balances based on contractual reductions in debt and utilized the one-month forward LIBOR curve as of December 31, 2015.

(d)	Amounts are based on anticipated cash payments.
(e)	Amounts reflect our accounts receivable sale facility which matures in 2018. The outstanding balance is classified as current debt due to the revolving nature of the facility.
(f)	Amounts exclude the license fees that will be paid in accordance with the Televisa PLA.

Our tax liability for uncertain tax positions as of December 31, 2015 is $21.3 million, including $4.9 million of accrued interest and penalties. Until formal resolutions are reached between us and the tax authorities, the timing and amount of a possible settlement for uncertain tax benefits is not determinable. Therefore, the obligation is not included in the table of major contractual obligations above.

Off-Balance Sheet Arrangements

As of June 30, 2016 and December 31, 2015, we do not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations) that would have a material effect on our financial results.

Quantitative and Qualitative Disclosures about Market Risk

We face risks related to fluctuations in interest rates. Our primary interest rate exposure results from short-term interest rates applicable to our variable interest rate loans. To partially mitigate this risk, we have entered into interest rate swap contracts. As of June 30, 2016 and December 31, 2015, we had approximately $2.0 billion in principal amount in variable interest rate loans outstanding in which our exposure to variable interest rates is not limited by interest rate swap contracts. A hypothetical change of 10% in the floating interest rate that we receive would result in a change to interest expense of less than approximately $0.1 million on pre-tax earnings and pre-tax cash flows over a one-year period related to the borrowings in excess of the hedged contracts. See “—Debt and Financing Transactions—Interest Rate Swaps.”

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. These estimates, assumptions and judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and suppliers/partners and information available from other outside sources, as appropriate. However, they are subject to an inherent degree of uncertainty. As a result, our actual results in these areas may differ significantly from these estimates. We believe that the following critical accounting policies are critical to an understanding of our financial condition and results of operations and require the most significant judgments and estimates used in the preparation of our consolidated financial statements and changes in these judgments and estimates may impact future results of operations and financial condition.

Revenue Recognition

Revenue is comprised of gross revenues from the Media Networks and Radio segments, including advertising revenue, subscriber fees, content licensing revenue, sales commissions on national advertising aired on Univision and UniMás affiliated television stations, less agency commissions and volume and prompt payment discounts. Media Networks television and Radio station advertising revenues are recognized when advertising spots are aired and performance guarantees, if any, are achieved. The achievement of performance guarantees is based on audience ratings from an independent research company. Subscriber fees received from cable and satellite MVPDs are recognized as revenue in the period that services are provided. The digital platform recognizes revenue primarily from video and display advertising, subscriber fees where digital content is provided on an authenticated basis, digital content licensing and sponsorship advertisement revenue. Video and display advertising revenue is recognized as “impressions” are delivered and sponsorship revenue is recognized ratably over the contract period and as performance guarantees, if any, are achieved. “Impressions” are defined as the number of times that an advertisement appears in pages viewed by users of our Internet properties. We view the licensing of digital content as a separate earnings process and content licensing revenue is recognized when the content is delivered, all related obligations have been satisfied and all other revenue recognition criteria have been met. All revenue is recognized only when collection of the resulting receivable is reasonably assured.

We have certain contractual commitments, with Televisa and others, to provide a future annual guaranteed amount of advertising and promotion time. The obligation associated with each of these commitments was recorded as deferred revenue at an amount equal to the fair value of the advertising and promotion time as of the date of the agreements providing for these commitments. Deferred revenue is earned and revenue is recognized as the related advertising and promotion time is provided. For the six months ended June 30, 2016 and 2015 and for the years ended December 31, 2015, 2014 and 2013, we recognized revenue of $30.9 million, $29.7 million,

$60.0 million, $60.1 million and $67.8 million, respectively, related to these commitments. Pursuant to the Televisa PLA, we will have the right, on an annual basis, to reduce the minimum amount of advertising we have to provide to Televisa by up to 20% for our use to sell advertising or satisfy ratings guarantees to certain advertisers. On September 2, 2015 and January 1, 2016 we notified Televisa of our intent to take back up to 20% of Televisa’s unused advertising as of the date of notice. This was applied in the fourth quarter of 2015 for the 2015 notice and is to be applied starting in the second quarter of 2016 for the 2016 notice. In addition to this annual reduction right, in June 2016, Televisa waived the right to receive $15.75 million of the advertising committed for 2016 with the amount of reduction remaining after June 30, 2016 to be applied in the third and fourth quarters of 2016. See Note 8 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 6 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus.

Accounting for Goodwill, Other Intangibles and Long-Lived Assets

Goodwill and other intangible assets with indefinite lives are tested annually for impairment on October 1 or more frequently if circumstances indicate a possible impairment exists.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment determines that it is more likely than not that the fair value of each reporting unit is more than its carrying amount, then we conclude that goodwill is not impaired. If we do not choose to perform the qualitative assessment, or if the qualitative assessment determines that it is more likely than not that the fair value of each reporting unit is less than its carrying amount, then we proceed to the first step of the two-step quantitative goodwill impairment test.

If a quantitative test is performed for goodwill, the estimated fair value of the reporting unit is compared to its carrying value, including goodwill (the “Step 1 Test”). In the Step 1 Test, we estimate the fair value of our reporting units using a combination of discounted cash flows and market-based valuation methodologies. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples and the amount and timing of expected future cash flows. The cash flows employed in the valuation analysis are based on our best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. The fair value of each reporting unit is classified as a Level 3 measurement. There is no assurance that actual results in the future will approximate these forecasts. If the calculated fair value is less than the current carrying value, impairment of the reporting unit goodwill may exist.

When the Step 1 Test indicates potential impairment, a second test is required to measure the impairment loss (the “Step 2 Test”). In the Step 2 Test, we will calculate an implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination, where the fair value of each reporting unit is allocated to all of the assets and liabilities of the reporting unit with any residual value being allocated to goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill assigned to the reporting unit, the excess amount is recorded as an impairment charge. An impairment charge cannot exceed the carrying value of goodwill assigned to a reporting unit, but may indicate that certain long-lived and intangible assets associated with the reporting unit may require additional impairment testing.

If a qualitative assessment is performed for goodwill, we consider relevant events and circumstances that could affect a reporting unit’s fair value. Considerations may include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and entity-specific events, business plans, and strategy. We consider the same key assumptions that would have been used in a quantitative test. We consider the totality of these events, in the context of the reporting unit, and determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount.

We also have indefinite-lived intangible assets, such as trade names and television and radio broadcast licenses. We have the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test.

If the qualitative assessment determines that it is more likely than not that the fair value of the intangible asset is more than its carrying amount, then we conclude that the intangible asset is not impaired. If we do not choose to perform the qualitative assessment, or if the qualitative assessment determines that it is more likely than not that the fair value of the intangible asset is less than its carrying amount, then we calculate the fair value of the intangible asset and compare it to the corresponding carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess carrying value over the fair value.

If a quantitative test is performed, we will calculate the fair value of the intangible assets. The fair value of the television and radio broadcast licenses is determined using the direct valuation method, for which the key assumptions are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. For trade names, we assess recoverability by utilizing the relief from royalty method to determine the estimated fair value. Key assumptions used in this model include discount rates, royalty rates, growth rates, sales projections and terminal value rates. The fair value of the intangible assets is classified as a Level 3 measurement. When a qualitative test is performed, we consider the same key assumptions that would have been used in a quantitative test to determine if these factors would negatively affect the fair value of the intangible assets.

Univision Network and UniMás network programming is broadcast on our television stations. FCC broadcast licenses associated with the Univision Network and UniMás stations are tested for impairment at their respective network level. Broadcast licenses for television stations that are not dependent on network programming are tested for impairment at the local market level. Radio broadcast licenses are tested for impairment at the local market level.

Long-lived assets, such as property and equipment, intangible assets with definite lives and program right prepayments are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Program and Sports Rights for Television Broadcast

Televisa provides our two broadcast television networks (Univision and UniMás) and nine of our cable offerings (Galavisión, De Película, De Película Clásico, Bandamax, Ritmoson, Telehit, Univision tlnovelas, Univision Deportes Network and ForoTV) with a substantial amount of programming. Effective December 20, 2010, Televisa made a substantial investment in our business and entered into a revised program license agreement with us, amending the program license agreement then in effect. The 2011 Televisa PLA, the Televisa PLA and all other agreements with Televisa are related-party transactions following December 20, 2010. In 2012, we launched Univision tlnovelas, Univision Deportes Network and ForoTV, which are 24-hour cable networks dedicated to novelas, sports and news, respectively. See Note 8 to our audited consolidated financial statements for the year ended December 31, 2015 and Note 6 to our unaudited consolidated financial statements for the six months ended June 30, 2016 included elsewhere in this prospectus.

We acquire rights to programming to exhibit on our broadcast and cable networks. Costs incurred to acquire television programs are capitalized when (i) the cost of the programming is reasonably determined, (ii) the programming has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing or telecast and (iv) the license period has commenced. Costs incurred in connection with the production of or purchase of rights to programs that are available and scheduled to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast beyond a one-year period are considered non-current. Program rights and prepayments on our balance sheet are subject to regular recoverability assessments.

The costs of programming rights for television shows, novelas and movies licensed under programming agreements are capitalized and classified as programming prepayments if the rights payments are made before the related economic benefit has been received. Program rights for television shows and movies are amortized over the program’s life, which is the period in which an economic benefit is expected to be generated, based on the estimated relative value of each broadcast of the program over the program’s life. Program costs are charged to operating expense as the programs are broadcast.

The costs of programming rights licensed under multi-year sports programming agreements are capitalized and classified as programming prepayments if the rights payments are made before the related economic benefit has been received. Program rights for multi-year sports programming arrangements are amortized over the license period based on the ratio of current-period direct revenues to estimated remaining total direct revenues over the remaining contract period. Program costs are charged to operating expense as the programs are broadcast.

The accounting for program rights and prepayments requires judgment, particularly in the process of estimating the revenues to be earned over the life of the contract and total costs to be incurred (“ultimate revenues”). These judgments are used in determining the amortization of, and any necessary impairment of, capitalized costs. Estimated revenues are based on factors such as historical performance of similar programs, actual and forecasted ratings and the genre of the program. Such measurements are classified as Level 3 within the fair value hierarchy as key inputs used to value program and sports rights include ratings and undiscounted cash flows. If planned usage patterns or estimated relative values by year were to change significantly, amortization of our rights costs may be accelerated or slowed. See further discussion regarding the review of program rights prepayments for impairment above in “—Accounting for Goodwill, Other Intangibles and Long-Lived Assets.”

Share-Based Compensation

Compensation expense relating to share-based payments is recognized in earnings using a fair-value measurement method. We use the straight-line attribution method of recognizing compensation expense over the vesting period. The estimated fair value of employee awards is expensed on a straight-line basis over the period from grant date to remaining requisite service period which is generally the vesting period. The fair value of each new stock option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Restricted stock units classified as liability awards are measured at fair value at the end of each reporting period until vested. The fair value of equity units awarded to non-employees is estimated as the units vest using a Monte Carlo simulation analysis.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carry back or carry forward period under the tax law for the deferred tax asset. Our net operating loss carryforwards for federal income tax purposes will begin to expire in 2027-2035. Our various state net operating loss carryforwards expire from 2016 through 2035. In a situation where the net operating losses are more likely than not to expire prior to being utilized we have established the appropriate valuation allowance. If estimates of future taxable income during the net operating loss carryforward period are reduced, the realization of the deferred tax assets may be impacted. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained.

Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize interest and penalties, if any, related to uncertain income tax positions in income tax expense. There is considerable judgment involved in assessing whether deferred tax assets will be realized and in determining whether positions taken on our tax returns are more likely than not of being sustained.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC 606), as amended. The amendments provide guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements and disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs and in August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements: Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. ASU 2015-03 simplified the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-15 clarified the SEC staff’s view that revolving line-of-credit arrangements were not required to follow ASU 2015-03. We adopted ASU 2015-03 during the first quarter ended March 31, 2016, resulting in approximately $53.7 million of deferred financing costs presented as a direct reduction to our long-term debt in the consolidated balance sheet as of June 30, 2016. The retrospective application of ASU 2015-03 decreased deferred financing costs and long-term debt by approximately $58.0 million in the consolidated balance sheet as of December 31, 2015.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred taxes by requiring all deferred tax assets and liabilities be classified as noncurrent on the balance sheet. We adopted this guidance as of December 31, 2015 and classified deferred tax assets and liabilities as non-current for all periods presented in the consolidated balance sheet as of June 30, 2016 and December 31, 2015 included elsewhere in this prospectus. The adoption of this update retrospectively resulted in the classification of a current deferred tax asset of $134.2 million as a noncurrent deferred tax liability on our accompanying consolidated balance sheet as of December 31, 2014 included elsewhere in this prospectus.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this ASU enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure of financial instruments. This ASU will be effective for fiscal years beginning after December 15, 2017 and interim periods thereafter. Early adoption is not permitted, except for certain amendments within the ASU. We are currently evaluating the impact, if any, that ASU 2016-01 will have on our consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. The amendments in this ASU provide guidance for accounting for leases. This update requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases of greater than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU will be effective for fiscal years beginning after December 15, 2018, and interim periods thereafter. A modified retrospective transition method is required for all leases existing at, or entered into after, the date of initial adoption, with the option to use certain transition relief. Early adoption is permitted. We are currently evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (ASC 718). The amendments provide guidance to improve and simplify employee share-based payment accounting in areas such as the accounting for income taxes, forfeitures, statutory tax withholding requirements, and classification on the statement of cash flows. We adopted ASU 2016-09 during the second quarter ended June 30, 2016 and reflected any adjustments as of January 1, 2016, the beginning of the annual period of adoption. As part of its adoption, we made an accounting policy election to account for forfeitures when they occur. Outstanding restricted stock units that had been previously classified as liability awards because they permitted the holder to net share settle in an amount greater than the minimum statutory tax requirement but less than the maximum statutory tax requirement have been reclassified as equity awards under the amendments. These reclassified awards have been recorded at their original grant date fair value. As of January 1, 2016, the modified retrospective application of ASU 2016-09 resulted in a cumulative effect adjustment to retained earnings, net of tax, of $1.2 million and a reclassification of $1.8 million from accrued expenses to additional paid-in-capital.

BUSINESS

Overview

Univision is the leading media company serving Hispanic America. We produce and deliver content across multiple media platforms to inform, entertain, and empower Hispanic America. We have an over 50 year multi-generational relationship with our audience and are the most recognized and trusted brand in Hispanic America. We earned the highest brand equity score among U.S. media brands among Spanish-language-dominant and bilingual Hispanics in a brand equity research study conducted by Burke in 2015. We estimate that we reached an average of approximately 83 million unduplicated media consumers monthly for the six months ended June 30, 2016 and our commitment to high-quality, culturally-relevant programming combined with our multi-platform media properties has enabled us to become the #1 destination for entertainment, sports events, and news among U.S. Hispanics. Our flagship network, Univision Network, has been the most-watched U.S. Spanish-language broadcast network since its ratings were first measured by Nielsen in 1992. We have a strategic relationship with Televisa, the largest media company in the Spanish-speaking world and a top programming producer, for exclusive, long-term access to its premium entertainment and sports content in the U.S.

We serve a young, digitally savvy and socially engaged community. U.S. Hispanics are the youngest major demographic as of July 2015, have contributed the most to population growth in the U.S. since April 2010 and have rapidly growing buying power as of September 2015. Marketers are increasingly targeting Hispanic America and its expanding economic, cultural and political influence. We own the leading and growing portfolio of Spanish-language media platforms in the U.S. across broadcast and cable television, digital and radio, enhancing our value to both our distribution and marketing partners as the gateway to Hispanic America. Our local television and radio stations are among the leading stations in their markets, regardless of language, and provide us with a unique ability to connect with our audiences and target advertisers at the local level. We believe our “must-see” content coupled with our ownership of local television stations allows us to maximize subscription fees from MVPDs, and to benefit from the largest broadcast spectrum portfolio of any broadcaster in the U.S. as measured by MHz-Pops. We believe we are well-positioned for growth and have the opportunity to continue to expand our audience and to monetize our attractive audience demographics, leading content across multiple platforms and spectrum assets.

Hispanic America continues to be a highly attractive audience demographic, exhibiting strong growth and economic and political influence in the U.S., representing:

•	57 million people as of December 2014, growing to an estimated 77 million by 2030;

•	$1.3 trillion of buying power in 2015, projected to grow to $1.7 trillion by 2020;

•	40% of projected new U.S. household formation from 2015 to 2025;

•	approximately 75% of expected U.S. employment growth from 2020 to 2034;

•	the youngest major demographic in the U.S. with approximately 60% of the U.S. Hispanic population 34 or younger as of July 2015; and

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a registered voter base of 15.8 million U.S. Hispanics, which is approximately 10% of the total voter base as of January 2016, up 15% from 2012 while growth of non-Hispanic voters remained relatively flat over the same period.

We operate our business through two segments: Media Networks and Radio

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Media Networks: Our principal segment is Media Networks, which includes 23 broadcast and cable networks and digital and mobile properties. We operate two broadcast television networks. Univision Network is the most-watched broadcast television network among U.S. Hispanics, available in approximately 93% of U.S. Hispanic television households. UniMás is among the leading Spanish-language broadcast television networks. In addition, we operate 10 cable networks, including

Galavisión, the leading Spanish-language cable network among U.S. Hispanics, and Univision Deportes Network, the most-watched Spanish-language sports cable network among U.S. Hispanics. We own and operate 59 local television stations, including stations located in the largest markets in the U.S., which is more owned and operated local television stations than any of the top four English-language broadcast networks. In addition, we provide programming to 75 broadcast network station affiliates. Our digital properties consist of online and mobile websites and apps, which generated, on average monthly in the second quarter of 2016, 315 million page views. Univision.com is our flagship digital property and is the #1 most visited Spanish-language website among U.S. Hispanics, and Univision Now is our direct-to-consumer internet subscription service. In addition, we have made a series of strategic investments in digital assets that target multicultural and young, diverse audiences including acquiring The Root, a controlling interest in The Onion and all of our former joint venture partner’s interests in Fusion, including its digital properties. In September 2016, we also acquired the assets of Gawker Media relating to the digital media business of the digital platforms Gizmodo, Jalopnik, Jezebel, Deadspin, Lifehacker and Kotaku, which we are operating as GMG. Our Media Networks segment accounted for approximately 90% of our revenues in 2015.

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Radio: We have the largest Spanish-language radio group in the U.S. and our stations are frequently ranked #1 or #2 among Spanish-language stations in many major markets. We own and operate 67 radio stations, including stations in 16 of the top 25 DMAs. Our radio stations reach nearly 15 million listeners per week and cover approximately 74% of the U.S. Hispanic population. Our Radio segment also includes Uforia, a comprehensive digital music platform, which includes a total of 67 radio stations (including 14 exclusive digital stations), over 60 playlists categorized by mood and a library of more than 35 million songs. Our Radio segment accounted for approximately 10% of our revenues in 2015.

We have a long standing strategic relationship with Televisa, which owns a significant equity interest in us. Under the Televisa PLA, we have exclusive long-term U.S. broadcast and digital rights (with limited exceptions) to Televisa’s programming, including premium Spanish-language telenovelas, sports, sitcoms, reality series, news programming, and feature films. In 2015, Televisa produced over 89,000 hours of programming. Our long-term collaborative relationship with Televisa provides us with an opportunity to take advantage of and respond to the evolving demands of our target demographic, and access to digital media, telenovelas and the broadcast of additional Mexican soccer league games. We utilize this programming to help establish new cable networks and digital platforms. Upon consummation of this offering, the term of the Televisa PLA will continue until the later of 2030 or 7.5 years after a Televisa Sell-Down, unless certain change of control events happen, in which case the Televisa PLA will expire on the later of 2025 or 7.5 years after a Televisa Sell-Down. See “Summary—Our Relationship with Televisa.”

We are led by a seasoned executive management team with deep industry knowledge. Mr. Falco has served as our President and Chief Executive Officer since 2011. Under Mr. Falco’s leadership, we have fortified our unique relationship with Hispanic America, expanded our portfolio of cable networks and built our digital and mobile platforms. We have grown our revenue by over 17% and Adjusted OIBDA (as further described in “Summary—Summary Historical Financial and Other Data”) by approximately 39% since 2012 and maintained a stable cost structure enabling us to generate free cash flow and reinvest in our business. Under our management team and through our strategic relationship with Televisa, we have continued our transformation from a single broadcast network into the leading media company serving Hispanic America.

We generate revenue from advertising on our media networks and radio stations as well as subscription fees, which include retransmission and affiliate fees, paid by our distribution partners. We expect our advertising revenue growth to continue to outperform our English-language media peers and our recurring subscription fees to make up an increasingly larger percentage of our total revenue. For the years ended December 31, 2013, 2014, and 2015 we generated revenue of $2.6 billion, $2.9 billion and $2.9 billion; net income attributable to Univision Holdings, Inc. of $216.2 million, net income attributable to Univision Holdings, Inc. of $1.9 million and a net loss attributable to Univision Holdings, Inc. of

$78.7 million; Adjusted OIBDA of $1.1 billion, $1.2 billion and $1.3 billion; Adjusted Free Cash Flow (as defined in “Summary—Summary Historical Financial and Other Data”) of $(92.4) million, $335.6 million and $381.7 million, respectively. For the six months ended June 30, 2016, we generated revenue of $1,460.7 million and net income attributable to Univision Holdings, Inc. of $141.4 million, Adjusted OIBDA of $625.1 million and Adjusted Free Cash Flow of $198.4 million.

The Hispanic America Market Opportunity

Our market opportunity is driven by highly attractive trends within Hispanic America and the power of “must-see” content in today’s media landscape.

•	Hispanic population growth and increased buying power.

There are approximately 57 million U.S. Hispanics representing approximately 18% of the total U.S. population. U.S. Hispanics have contributed the most growth of any group in the U.S. in recent years, accounting for approximately half of the growth of the total population from 2010 to 2015. By 2030, it is estimated that there will be over 77 million U.S. Hispanics, representing nearly 22% of the total U.S. population. The estimated buying power of U.S. Hispanics is projected to increase from $1.3 trillion in 2015 to $1.7 trillion by 2020. In addition, U.S. Hispanics are expected to account for 40% of employment growth in the U.S. from 2015 to 2020.

•	U.S. Hispanics’ preference for Spanish-language content.

The number of U.S. Hispanics who speak Spanish in the home is projected to increase from 37 million in 2014 to 55 million by 2034. U.S. Hispanics speaking Spanish in the home are estimated to comprise approximately 65% of the U.S. Hispanic population by 2034. Between 2001 and 2013, the percentage of Spanish-speaking U.S. Hispanic households consuming Spanish-language television rose from 65% to 70%. Over the same period, the percentage of bilingual U.S. Hispanic households consuming Spanish-language television also increased from 36% to 46%. Accordingly, U.S. Hispanics exhibit a strong preference to watch television in their native language. On account of these trends, we believe advertisers and media distributors will increasingly seek to reach U.S. Hispanics through Spanish-language media platforms.

•	Attractive advertising market dynamics of Hispanic America.

We believe Hispanic America is an attractive demographic for advertisers as a result of the growing population and increased buying power of U.S. Hispanics and that advertisers will continue to increase the amount they spend on Spanish-language advertising targeting U.S. Hispanic consumers. Based on a 2015 Nielsen brand effectiveness study, ads on Spanish-language broadcasts had a higher brand likability score among U.S. Hispanics than ads for the same brand on English-language broadcasts. In addition, the U.S. Hispanic demographic is growing in size and political importance, representing approximately 10% of the total voter base as of January 2016, up 15% from 2012 while growth of non-Hispanic voters remained relatively flat over the same period. With approximately 800,000 U.S. Hispanics turning 18 each year, it is estimated that by November 2016, approximately 27 million U.S. Hispanics will be eligible to vote. We believe these trends will result in increased spending on political/advocacy advertising targeted at Hispanic America. While U.S. Hispanic households represented approximately 10% of total U.S. household income in 2014, spending in Spanish-language media was only approximately 5% of total advertising in 2015 based on Kantar Media Intelligence. We believe the difference between household income and advertising spend is the result of a lower number of advertisers targeting U.S. Hispanics as compared to those that target the overall U.S. population and lower prices for Spanish-language advertising as compared to English-language advertising. Given the market dynamics of this audience, we believe advertisers will allocate a higher proportion of their advertising dollars targeting Hispanic America as they gain a better understanding of the importance and influence of this audience.

•	Hispanic pay-TV penetration growth.

U.S. Hispanic pay-TV subscribers are expected to continue to grow, driven by the rapid growth in U.S. Hispanic households and historic trends of pay-TV adoption among U.S. Hispanics. U.S Hispanic pay-TV subscribers increased over 17% between November 2008 and November 2015, while U.S. non-Hispanic pay-TV subscribers declined 4% over the same period. As of November 2015, approximately 81% of U.S. Hispanic households were pay-TV subscribers while 86% of U.S. non-Hispanic households were pay-TV subscribers. Given the decline in U.S. non-Hispanic pay-TV households, U.S. Hispanics offer an attractive demographic for pay-TV providers to target in order to achieve growth. We believe Hispanic pay-TV growth will continue to drive increasing subscription fees for Spanish-language media networks from MVPDs.

•	Favorable media industry dynamics, subscription fee growth and media consumption trends.

We believe “must-see” content delivered at scale is particularly important in today’s fragmented media environment. Content providers delivering large and loyal audiences who prefer live “event” viewing have the ability to generate increased demand and drive growth in advertising revenue and subscription fees (including retransmission and affiliate fees) from MVPDs. Over the next few years, retransmission revenues for the top four English-language broadcast networks are projected to grow on a percentage basis in the high teens annually and affiliate fees for the top cable networks are projected to grow on a percentage basis in the mid-to-high single digits annually. We believe that networks with “must-see” content should capture a disproportionate share of the projected increases in subscription fees.

Media consumption trends are shifting as audiences use media across multiple platforms. Content providers are responding by making their content more broadly available on digital platforms, particularly targeting multicultural and young, diverse audiences who are increasingly seeking to consume content online via smartphones and tablets. The delivery of content on multiple platforms continues to be particularly attractive to Hispanic America. U.S. Hispanics are over 10 years younger than the national average of non-Hispanics, they are highly connected (with approximately 72% owning a smartphone which is higher than the rate among the overall U.S. population) and technologically proficient (as reflected by the higher per user rate of consumption of digital video among U.S. Hispanics as compared to the overall U.S. population). Additionally, U.S. Hispanics are twice as likely to either share content or click on shared content on social media as non-Hispanics. We believe that established content providers delivering media across multiple platforms are well-positioned to benefit from these shifting media consumptions trends, particularly with respect to younger consumers.

Our Competitive Strengths

•	Trusted brand that fosters unique and deep relationship with the Hispanic audience.

We have an over 50 year multi-generational relationship with Hispanic America. We earned the highest brand equity score among U.S. media brands among Spanish-language-dominant and bilingual Hispanics in a brand equity research study conducted by Burke in 2015 and our score ranked us among the top-tier global brands. In addition, in terms of viewership, Univision Network has a 57% share among U.S. Hispanics based on the combined television ratings for it and the four largest English-language networks, and U.S. Hispanics choose to watch our primetime shows, evening news, live events and sports programming over comparable programming on English-language networks by a significant margin. Additionally, Univision had 12 of the top 20 primetime programs across U.S. Hispanic viewing audiences during the last television season. We believe the strength of our brand combined with our “must-see” Spanish and English-language content enables us to sustain our leading position and offer the platform of choice for marketers seeking to connect with Hispanic America, including in periods of ratings improvements of competitive programming. Our brand and our large footprint of owned and operated local television and radio stations also enable us to inform, empower and serve as a vital resource for important civic, cultural and political information in the national and local communities that we serve. We also work with community-based organizations, government agencies and corporate sponsors to empower U.S. Hispanics and provide access to vital information and resources. From citizenship and voter registration to education, health and personal finance, we support causes that matter to Hispanic America. The effectiveness of our brand has been instrumental in enabling us to launch our media brand extensions across multiple platforms, as well as new products, services and events. As of April 2016, we have enrolled over 3.6 million consumers to our branded products and services that are available in more than 70,000 retail outlets, and in 2015 over 4.9 million people attended our consumer and empowerment events.

•	Leader in Hispanic media with extensive multi-platform distribution serving Hispanic America as well as multicultural and young, diverse audiences.

We are the leading media company serving Hispanic America and we align our television, radio and digital presence to deliver a Univision branded experience across multiple platforms. We estimate our total unduplicated average monthly audience across our television, radio and digital platforms grew 67% from the year ended December 31, 2012 to the six months ended June 30, 2016 and we estimate that we reached an average of approximately 83 million unduplicated media consumers monthly for the six months ended June 30, 2016. Our audience and multi-platform distribution network position us as the premier gateway to Hispanic America for advertisers and media distributors. Univision Network is the most-watched broadcast television network among U.S. Hispanics, consistently ranked first among U.S. Hispanic viewers. Additionally, Univision Network’s average primetime television viewer is 40 years old as compared to an average age of 54 for the top four English-language broadcast networks. We own Galavisión, the leading Spanish-language cable network among U.S. Hispanics, which is available in approximately 68 million households, and we successfully launched Univision Deportes Network, the most-watched sports cable network among U.S. Hispanics. We have long operated the largest Spanish-language television station group in the U.S. with 59 owned and operated local stations. Our television stations are ranked first in total day and primetime viewing among Spanish-language stations in 16 of 17 DMAs, in which we own and operate stations and for which such data is available. We also own the #1 U.S. Hispanic online platform, which includes Univision.com, the most visited Spanish-language website among U.S. Hispanics. We averaged 36 million video views monthly in the second quarter of 2016 across our online, mobile and apps platforms. Among our social media platforms, we generated organic growth across Facebook, Instagram and Twitter of over 700% since the beginning of 2013. Our radio business has long been the #1 Hispanic radio network in the U.S. with 61 stations in 16 of the top 25 DMAs as of January 2016, and we promote key programming events on our other platforms to our radio audience. Additionally, in 2015 and 2016, we have expanded our portfolio of digital assets, including a strategic investment in The Onion, the acquisitions of The Root and certain digital media assets of Gawker Media that we are operating as GMG and the launch of Fusion.net, targeting multicultural and young, diverse audiences. Our advertising sales strategy is focused on offering advertising solutions across our local TV stations, radio stations and online and mobile websites, allowing us to deliver more effective and integrated solutions to our audiences and advertising partners.

•	Access to highly differentiated content with a predictable and scalable cost structure.

Our strategic relationship with Televisa gives us exclusive long-term U.S. broadcast and digital rights (with limited exceptions) to Televisa’s programming, including premium Spanish-language telenovelas, sports, sitcoms, reality series, news programming, and feature films. We believe our “must-see” content, including this programming, results in, excluding sports and special events, 92% of Univision Network’s audience consuming its content live as compared to an average of 54% of the audience of the top four English-language broadcast networks. Additionally, 95% of Univision Network’s audience does not change channels during commercial breaks as compared to an average of 82% of the audience among the top four English-language broadcast networks. The Televisa PLA also provides predictability of a significant portion of our content costs and creates a scalable cost structure as we pay Televisa a fee based on a percentage of our revenue generated by our Spanish-language media networks business. We believe the Televisa PLA reduces the risks associated with procuring and developing premium content by limiting, among other things, our failure costs associated with such programming. As a result of the predictable cost structure, we can cease airing unsuccessful programs without paying Televisa incrementally for unused episodes. Under the Televisa PLA, we can also utilize this programming to help launch new cable networks and digital platforms.

•	Well-positioned to benefit from media industry trends.

We believe the combination of our exclusive, “must-see” content delivered across all of our media platforms to our audience anytime and anywhere and our track record of innovation and investment, positions us to take advantage of prevailing media industry trends. Our strong brand equity and loyal audience allows us to successfully launch new products and introduce emerging platforms. We have been successful in obtaining significant distribution for Univision Deportes Network as well as our English-language cable networks Fusion and El Rey, which was developed through our strategic relationship with filmmaker Robert Rodriguez. In addition, we are an attractive business partner for media companies seeking to reach U.S. Hispanics, as evidenced by our recent license and promotional agreement with Netflix to broadcast two of its originally produced television series and a separate license agreement under which we will license a series that we produce to Netflix. Our integrated, cross-platform solutions allow advertisers to reach U.S. Hispanics at scale and on all devices. Our strong relationships with our distribution partners enable us to expand our distribution footprint and drive increased subscription revenues. Ultimately, we believe that we are well-positioned to continue to capture a significant share of the economic value chain, including subscription fees, revenues from digital properties and other emerging channels.

•	Attractive and resilient business model with compelling long-term cash flow generation.

We have a proven track record of driving revenue growth while maintaining attractive operating margins and generating significant cash flow. Our revenue growth coupled with our focus on operational efficiency has provided us with strong cash flows that have allowed us to continue to invest and drive future growth. Our share of Spanish-language television viewing has remained high, maintaining more than 56% of total Spanish-language television viewing since 2011, our advertising revenues have continued to increase and our business has demonstrated resilience throughout recent economic cycles. We believe U.S. Hispanics are underserved by advertisers, leading to brand, volume and pricing gaps as compared to the top four English-language broadcast networks. We believe this is part of the reason we have demonstrated resiliency during recent economic cycles and ratings fluctuations, as we have been able to narrow those gaps and, as a result, our advertising revenues have increased over the four year period ended December 31, 2015, while the average advertising revenues of the top four English-language broadcast networks have declined over the same period. Because the proportionate share of advertising spend targeting U.S. Hispanics continues to be low as compared to the total household income of U.S. Hispanics, we believe these gaps will continue to narrow in the future. This is expected to have a positive impact on our advertising revenues. In addition to our advertising revenue, we anticipate that our “must-see” content and audience will increase our recurring subscription revenues paid to us by MVPDs resulting in an increased proportion of our revenue governed by long-term distribution contracts, which will positively impact our profitability and improve our visibility into future revenue. We have also maintained a stable cost structure and our strategic relationship with Televisa has provided access to compelling content under a predictable, scalable cost structure. Our cash flow potential is further enhanced because we have approximately $2.0 billion in net operating loss carryforwards that provide for favorable tax attributes and a re-aligned balance sheet with lower borrowing costs as a result of repaying a portion of our outstanding debt with proceeds from this offering.

•	Experienced management team with proven industry expertise.

Our President and Chief Executive Officer Randy Falco and his management team are highly experienced with deep industry knowledge. Under their leadership, we have fortified our brand with Hispanic America, expanded our portfolio of cable networks, built our digital and mobile platforms and broadened our reach by targeting multicultural and young, diverse audiences. Since 2012, we estimate that we have expanded our total unduplicated average monthly media audience reach by 67% to approximately an average of 83 million unduplicated media consumers monthly across our platforms for the six months ended June 30, 2016. Since 2012, our management team has increased revenue by over 17% and Adjusted OIBDA by approximately 39% while maintaining a stable cost structure. At the local level, our management team has been focused on ensuring that we remain the “go-to” resource in Hispanic America. Under our management team and through our strategic relationship with Televisa, we have continued our transformation from a single broadcast network into the leading media company serving Hispanic America.

Our Growth Strategies

We believe we are well-positioned for growth and have an opportunity to continue to expand our audience and to monetize our attractive audience demographics, leading content across multiple platforms and our spectrum assets.

•	Grow audience share and extend the reach of the Univision brand with Hispanic America as well as multicultural and young, diverse audiences.

We believe we are well-positioned to grow our audience and the reach of our brands by strengthening the bond with U.S. Hispanics, expanding across platforms, languages and brands and targeting multicultural and young, diverse audiences. We enhance our unique relationship with our audience by ensuring that we are the “go-to” resource anywhere and anytime for Hispanic America. We continue to develop new networks, expand access to our content across multiple platforms and utilize our local reach to offer branded products, services and events that extend beyond our traditional media outlets. We have launched specialized networks in the U.S. targeting specific audience preferences, including sports (Univision Deportes Network), soap operas (Univision tlnovelas), legacy entertainment (Bandamax, Clasico) and news (ForoTV), and have invested in strategic relationships to launch networks targeted at multicultural and young, diverse audiences seeking English-language content (El Rey and Fusion). We have also recently introduced several Univision branded products and services, including Univision Mobile, a service to provide affordable wireless plans and Univision Farmacia, our prescription drug discount program available at more than 49,000 retail outlets. In addition, we continue to expand our digital reach to include numerous mobile applications, digital streaming video services and internet music players and apps to deliver content to Hispanic America as well as multicultural and young, diverse audiences online and on-the-go.

•	Increase recurring subscription revenue.

We believe we have a meaningful opportunity to capture increased subscription fees from MVPDs. Broadcasters are expected to experience growth in retransmission fees and we are well-positioned to capture an increased share of these growing fees. As we engage in the next iteration of retransmission fee negotiations with MVPDs, our expectation for successful negotiation of increased fees is based on our loyal audience, our “must-see” content, and our large number of owned and operated local stations and affiliates. Univision Network has 74 station affiliates in 40 markets across the U.S. We offer 24 programming hours daily to our affiliates, which we believe is significantly more than the top four English-language broadcast networks provide to their affiliates, and enables us to retain a higher percentage of the subscription fees that we negotiate on behalf of our local broadcast TV affiliates. We also believe that our differentiated portfolio of cable networks and increasing size of our cable network audience will enable us to capture growth in affiliate fees from MVPDs.

•	Expand share of advertising market.

We have an opportunity to continue to improve the monetization of advertising across our media platforms. According to Kantar Media Intelligence, spending in Spanish-language media was approximately $7 billion in 2015. Growth of the population, buying power and political influence of Hispanic America are driving marketers to increase their focus on this demographic. We believe our platforms offer a compelling way to reach Hispanic America in an effective and trusted manner. Among U.S. Hispanics, brands have stronger likability when advertised on Univision than on English-

language broadcasts. Also, Univision Network delivers a 71% exclusive audience that does not tune into any other of the top 10 broadcast or cable networks as compared to an average 16% exclusive audience among the top four English-language broadcast networks. Excluding sports and special events, Univision Network has a 92% live viewing audience as compared to a 54% live viewing audience, on average, among the top four English-language broadcast networks. In addition, the advertising time Univision Network airs per hour is significantly lower than English-language broadcast networks, suggesting Univision Network delivers a less cluttered advertising experience. We are also increasingly targeting multicultural and young, diverse audiences through The Root, The Onion, Fusion and GMG delivering culturally-relevant content across these platforms. As a result, we believe we have an opportunity to sell more advertising inventory and increase our advertising pricing across all platforms. We continue to add new brand advertisers every year, reaching more than 575 brands across our national media networks in 2015, representing an increase of approximately 50% since 2009. We believe we can continue to add more brands and improve advertising monetization across our media networks and platforms.

•	Expand our content across digital and mobile products and platforms.

We continue to be focused on making our Media Networks and Radio content available virtually anywhere and anytime throughout the evolving media landscape. We leverage our existing content across our digital and mobile initiatives to continue to drive growth as audiences consume content and utilize services across an increasing number of platforms. We are focused on continuing to invest and enhance our digital and mobile distribution platforms, including online and mobile properties. Univision.com and Univision Now are our key online and mobile distribution platforms and have driven our advertising revenue growth and established our brand online and on-the-go. We launched digital ventures La Fabrica, Variety Latino, and Flama and acquired The Root, a controlling interest in The Onion, certain digital media assets of Gawker Media that we are operating as GMG and the interests in Fusion held by our former joint venture partner to expand on the offerings of our digital portfolio, and we may make additional digital acquisitions or investments targeting U.S. Hispanics as well as multicultural and young, diverse audiences in the future. We are investing significantly in mobile products and applications, the fastest growing platform for consuming content, and an important platform for reaching U.S. Hispanics as well as multicultural and young, diverse audiences, and we have more than doubled our mobile unique visitors across all of our digital properties from October 2014 to December 2015. In addition to Univision Now, our direct-to-consumer internet subscription service that allows our audience to view our content at anytime from anywhere in the United States and allows us to monetize the relatively high percentage of our audience that views our broadcast networks over the air, we are expanding our digital distribution through other subscription streaming services. In February 2015, we entered into an agreement with Sling TV that includes OTT multi-stream rights for live and video-on-demand content. We were one of the initial launch partners on Sling TV, which we believe demonstrates the “must-see” nature of our content. We expect additional third-party streaming services to launch in the future and we believe that our content will be an important part of these offerings.

•	Evaluate potential monetization of our spectrum assets.

We hold the most broadcast spectrum of any broadcaster in the U.S. (determined on a MHz-Pops basis) and we hold multiple licenses in most of the largest markets in the U.S. Spectrum is a strategic asset, which we believe has significant option value. With the success of the recent AWS-3 spectrum auction, which generated $45 billion of proceeds, the underlying value of our spectrum is substantial. We believe we have an opportunity to realize significant value from our spectrum assets without adversely affecting our existing networks or stations, and we have filed applications to participate as a bidder in the auction to monetize a portion of our spectrum assets. If we participate in the Broadcast Incentive Auction, we will work to ensure that our ability to operate our broadcast business will not be adversely affected. In most of our largest markets, we believe we can contribute a 6 MHz channel to the auction and utilize another 6 MHz channel through a third party channel sharing arrangement or combine our

Univision and UniMás networks on our other 6 MHz channel in that market through a self-sufficient solution. In the upcoming Broadcast Incentive Auction, (i) we have filed applications to participate as a bidder to sell a portion of our spectrum in select markets, which, if granted, would require us to enter into a channel sharing arrangement with a third-party station owner in the applicable market in exchange for a to-be-determined portion of the proceeds from such sale or utilize this self-sufficient solution, or (ii) we will seek to monetize a portion of our spectrum in certain markets by entering into channel sharing arrangements whereby we host one or more other broadcasters’ stations on one or more of our operating channels in exchange for a portion of such broadcasters’ proceeds from their spectrum sale in the auction. Beyond the upcoming auction, we believe there are additional opportunities to utilize our spectrum to generate significant value. These opportunities include broadcast delivery of mobile video, data, linear networks, and non-linear content direct to consumers or through relationships with our distribution partners and consumer product manufacturers.

Our Businesses

We operate our business through two segments, Media Networks and Radio. The following table sets forth our principal properties:

Media Networks
Broadcast Networks

Univision Network is the #1 Spanish-language broadcast television network in the U.S.
UniMás is a 24-hour general-interest Spanish-language broadcast network.
Cable Networks

Galavisión is the leading Spanish-language cable network among U.S. Hispanics.
Univision Deportes Network is the most-watched sports cable network among U.S. Hispanics.
De Película is a 24-hour Spanish-language cable television network dedicated to movies.
De Película Clásico is a 24-hour Spanish-language cable television network dedicated to movies of the 1930s, 1940s, 1950s and 1960s.
Bandamax is a 24-hour Spanish-language cable television network dedicated to music.
Ritmoson is a 24-hour Spanish-language cable television network dedicated to music videos.
Telehit is a 24-hour Spanish-language cable television network dedicated to music and general-interest content for youth.
Univision tlnovelas is a 24-hour Spanish-language cable television network dedicated to telenovelas.
ForoTV is a 24-hour Spanish-language cable television network dedicated to international news.

Fusion is an English-language and culture cable network that serves multicultural and young, diverse audiences.
Local Stations
We own and operate 59 television stations in the U.S., the largest Spanish-language television station group as compared to any of the top four English-language broadcast networks.

Digital and Mobile
Univision.com is the #1 most visited Spanish-language website for U.S. Hispanics.
Flama is an English-language digital media network dedicated to general entertainment, including comedy, music, lifestyle, sports and documentaries.
The Root is a leading online news, opinion and culture destination for African-Americans.
Univision Now is our direct-to-consumer internet subscription service.
The Onion is a leading comedy and news satire brand.

GMG includes the digital platforms Gizmodo, Jalopnik, Jezebel, Deadspin, Lifehacker and Kotaku, which produce content related to technology, car culture, contemporary women’s interests, sports, productivity and gaming, respectively.

Fusion.net is an English-language news and culture digital platform that serves multicultural and young, diverse audiences.
Strategic Investments

El Rey is a 24-hour English-language cable television network dedicated to general entertainment targeting young, adult, English-speaking Hispanic audiences.
Radio

Univision Radio is the leading Hispanic radio group in the U.S.

Uforia is a digital music platform featuring multimedia music content.

Media Networks

Our principal segment is Media Networks, which includes our broadcast and cable television networks, local television stations and digital and mobile properties.

Broadcast Networks

Univision Network is our flagship network and is the most-watched broadcast television network among U.S. Hispanics, available in approximately 93% of all U.S. Hispanic television households. Univision Network programming primarily consists of entertainment, news and sports. Univision Network also features talent and content familiar to the U.S. Hispanic audience. Univision Network is consistently ranked first among all U.S. Hispanic viewers. Univision Network provides its affiliates with 24 hours per day of Spanish-language programming which includes novelas, reality series and competitions, daily national news shows, entertainment news shows and movies with a primetime schedule of substantially all first-run programming (i.e., no re-runs) throughout the year. As of December 2015, Univision Network was distributed to approximately 94 million households. Univision Network is available in all of our local television markets and is provided to all of our MVPD subscribers.

UniMás, a 24-hour, general-interest, Spanish-language broadcast network was launched in 2002 and was available in approximately 87% of all U.S. Hispanic television households as of December 2015. UniMás aims to bring a fresh perspective to Spanish-language television and its primetime schedule primarily consists of alternative television series (non-Mexican productions), marquee sports events and movie packages. During the last television season, UniMás delivered more viewers aged 18-49 during primetime than the combined audience of Azteca America, Estrella TV and MundoMax. UniMás offers original Spanish-language movies, primetime Hollywood movies dubbed in Spanish, primetime game shows and sports, including Mexican First Division soccer league games. As of December 2015, UniMás was distributed to approximately 70 million households.

Cable Networks

In addition to our broadcast networks, we have 10 cable networks, including Galavisión and Univision Deportes Network. Galavisión is the leading Spanish-language cable network among U.S. Hispanics. Galavisión is programmed for the modern U.S. Hispanic family with programming featuring reality shows, family dramas, comedies and docufictions. As of December 2015, it was available in approximately 68 million U.S. pay-TV households and more than 10 million, or approximately 70% of U.S. Hispanic households. As of December 2015, Galavisión was available in approximately 37% more U.S. Hispanic homes than its nearest competitor.

Univision Deportes Network is the most-watched Spanish-language sports cable network among U.S. Hispanics. Univision Deportes Network is dedicated to live broadcasting, debating and analyzing sports. Its portfolio includes sports that we believe the U.S. Hispanic audience is passionate about, including soccer, Formula 1 and boxing. Univision Deportes Network obtains rights to major soccer tournaments including Gold Cup and the CONCACAF Champions League. As of December 2015, Univision Deportes Network was available in approximately 47 million U.S. pay-TV households and 7.6 million or approximately 50% of U.S. Hispanic households.

Fusion is a 24-hour English-language news and lifestyle cable network targeted at young English speaking U.S. Hispanics and their peers, launched as a joint venture with Walt Disney Company’s ABC News in October 2013. In August 2016 we acquired all of the interests of our former joint venture partner and terminated the joint venture.

Our other seven cable television offerings are De Película, De Película Clásico, Bandamax, Ritmoson, Telehit, Univision tlnovelas, and ForoTV. These additional cable networks provide a variety of content to balance out our portfolio of programming offerings and expand our reach and frequency of interaction with Hispanic America.

Local Television Stations

We own and operate 59 television stations in 26 markets, which are generally the largest Hispanic markets in the U.S. Our stations comprise the largest number of owned and operated local television stations as compared to any of the top four English-language broadcast networks. As of December 31, 2015, our owned television stations consisted of 41 full-power and 18 low-power stations (full power stations operate at a higher power level and serve a larger geographic area than low power stations). We have a longstanding relationship with Entravision, a Spanish-language media company, which is our largest local affiliate. Entravision provides us with certain operational services and support to six of our owned stations located in the Boston, Washington, Tampa, Orlando, Albuquerque and Denver DMAs pursuant to joint sales and marketing agreements. All but one of our full-power stations broadcast our programming, and most produce local news and other programming of local importance and cover special events.

Our television stations are ranked first in total day and primetime viewing among Spanish-language stations in 16 of 17 DMAs in which we own and operate stations and for which audience data is available. In total day viewing, our owned and operated television stations ranked first among all other broadcast stations regardless of language, among adult viewers aged 18-49 in Los Angeles and Fresno, and among adult viewers aged 18-34 in Los Angeles, Houston, Dallas, Fresno and Austin.

The following table sets forth certain information for our owned and operated television stations by DMA in the U.S.:

Television(1)
DMA Rank(2)	Market	Stations(3)	DMA Rank(2)	Market	Stations(3)
1	Los Angeles, CA	KMEX Univision 34 KFTR UniMás 46	15	Albuquerque, NM	KTFQ Unimás 14

2	New York, NY	WXTV Univision 41 WFUT UniMás 68 WFTY Satellite 67	16	Philadelphia, PA	WUVP Univision 65 WFPA-CD UniMás 28

3	Miami, FL	WLTV Univision 23 WAMI UniMás 69	17	Denver, CO	KTFD UniMás 14

4	Houston, TX	KXLN Univision 45 KFTH UniMás 67	18	Washington, DC	WFDC Univision 14

5	Dallas, TX	KUVN Univision 23 KUVN-CD KSTR UniMás 49	20	Tampa-St. Pete, FL	WFTT UniMás 50

6	Chicago, IL	WGBO Univision 66 WXFT UniMás 60	21	Boston, MA	WUTF UniMás 66

7	San Antonio, TX	KWEX Univision 41 KNIC UniMás 17 KNIC-CD	22	Austin, TX	KAKW Univision 62 KTFO-CD UniMás 31

8	San Francisco, CA	KDTV Univision 14 KDTV-CD KFSF UniMás 66	23	Atlanta, GA	WUVG Univision 34

9	Phoenix, AZ	KTVW Univision 33 KFPH UniMás 13 KDOS-CD KTVW-CD KZOL-LP K16FB-D K21GC KFPH-CD	25	Tucson, AZ	KUVE Univision 46 KFTU UniMás 3 KUVE-CD KFTU-CD

11	Sacramento, CA	KUVS Univision 19 KTFK UniMás 64 KEZT-CD	30	Bakersfield, CA	KABE-CD Univision 39 KBTF-CD UniMás 31 KUVI (MyNetworkTV affiliate)

13	Fresno, CA	KFTV Univision 21 KTFF UniMás 61 KTFF-LD	32	Salt Lake City, UT	KUTH Univision 32

14	Orlando, FL	WOTF UniMás 43	33	Raleigh, NC	WUVC Univision 40 WTNC-LD UniMás 26

			53	Cleveland, OH	WQHS Univision 34

(1)	Table does not include 3 full-power stations in Puerto Rico.
(2)	The DMAs are ranked by number of U.S. Hispanic households as of December 2015 according to Nielsen.
(3)	Our owned and operated stations maintain affiliated websites that provide locally-driven content.

Affiliates

In addition to our owned and operated stations, we provide programming to our broadcast network station affiliates. As of December 31, 2015, we had 24 full-power and 51 low-power broadcast network station affiliates in 40 markets and approximately 1,656 cable affiliate systems. Entravision is our largest local affiliate with 48 stations. Each broadcast network affiliation agreement (including the master affiliation agreements we have with Entravision, for certain Entravision stations) grants the affiliate the right to broadcast over the air the entire program schedule of Univision Network or UniMás Network. Each of our broadcast network affiliates has the right to preempt (i.e., to decline to broadcast at all or at the time scheduled by us), without our prior permission, any and all of our programming that it deems unsatisfactory, unsuitable or contrary to the public interest or to substitute programming it believes is of greater local or national importance. We may direct an affiliate to reschedule substituted programming. The broadcast network affiliation agreements generally provide that a percentage of all advertising time be retained by us to sell as network advertising and the remaining amount is allocated to the affiliate for local and national spot advertising sales. This allocation may be modified at our discretion. We also receive commission income equal to a percentage of national sales by our broadcast affiliates. We may, from time to time, enter into affiliation agreements with additional stations in new DMAs based upon the market’s potential growth and opportunity for Spanish-language television.

We also have cable affiliates that enable us to reach communities that cannot support a broadcast affiliate because of the relatively small number of U.S. Hispanic television households. These cable affiliation agreements may cover an individual system operator or a multiple system operator. Our cable affiliation agreements are all non-exclusive, which give us the right to license all forms of distribution in cable markets. Cable affiliates generally receive our programming for a fee based on the number of subscribers.

Digital and Mobile Properties

We have digital properties including online and mobile websites and mobile applications and products. Our digital properties include Univision.com, the #1 most visited Spanish-language website among U.S. Hispanics for the last 11 years, which features comprehensive entertainment, news and information. In 2015, our digital properties generated approximately 52 million visits per month on average across desktop and mobile, which is more than three times the number of visits generated by our closest U.S. Spanish-language competitor.

Our other digital properties include:

•	Univision Now, our direct-to-consumer internet subscription service that allows our audience to watch our Univision and UniMás networks online and on iOS and Android devices;

•	Flama, our first online-only media network with original short form content, predominantly English-language based, targeting a general 15-to-34 year old audience interested in Latin culture;

•

The Root, a leading online news, opinion and culture destination targeting African-Americans, which we acquired in May 2015, and which reached an average of approximately 5.9 million unique users per month in 2015, according to comScore;

•

The Onion, a leading comedy and news satire brand, of which we acquired a controlling stake in January 2016 and which reached an average of approximately 16.3 million unique users per month in 2015, according to comScore;

•

GMG, which includes digital platforms Gizmodo, Jalopnik, Jezebel, Deadspin, Lifehacker and Kotaku that collectively reached an average of approximately 44.4 million unique users per month in 2015, according to comScore;

•	Fusion.net, which reached an average of approximately 5.9 million unique users per month in 2015, according to comScore;

•	online and mobile websites associated with our local television and radio stations; and

•	Univision Partner Group, a specialized advertising and publisher network (“UPG”).

This collection of online and mobile sites and applications provides advertisers with turnkey marketing solutions to effectively extend their reach in targeting U.S. Hispanics. We are able to further extend the reach beyond the Univision properties through UPG. UPG provides advertisers seeking both a broad and targeted online and mobile U.S. Hispanic audience a network of third party controlled websites in addition to the Univision sites. During the second quarter of 2016, our digital properties generated on average 315 million page views and approximately 36 million video views per month. We receive advertising, distribution and sponsorship revenue from our digital properties and in connection with the third party sites accessed through the UPG network.

Strategic Investment

Through a strategic relationship with maverick filmmaker Robert Rodriguez and FactoryMade Ventures, we invested in El Rey, a 24-hour English-language general entertainment cable network targeting young adult audiences in December 2013.

Fusion Media Group

We recently formed the Fusion Media Group (“FMG”). FMG leverages our experience serving growth segments and understanding cultural trends in order to serve as a multi-platform destination for young, diverse audiences by delivering culturally-relevant content across our platforms. Building on the foundation created by Fusion we have established a collection of brands to reach young diverse audiences. FMG includes our interests in El Rey as well as Fusion, The Root, The Onion, Flama, Univision Music, Univision.com, GMG (which includes the digital platforms Gizmodo, Jalopnik, Jezebel, Deadspin, Lifehacker and Kotaku) and other digital properties.

Radio

We own and operate 67 radio stations, including 61 stations in 16 of the top 25 U.S. Hispanic DMAs as of January 2016 and own and operate five radio stations in Puerto Rico. Our stations cover approximately 74% of the U.S. Hispanic population. Fifty-nine of our radio stations are individually programmed and eight radio stations are simulcast in the U.S., including Puerto Rico, across a variety of Spanish or English-language radio formats. Most music formats are primarily variations of regional Mexican, Latin adult, tropical, reggaetón, tejano and contemporary music styles. In addition, we offer Uforia, a digital platform music application featuring multimedia music content, including 67 radio stations (including 14 exclusive digital stations), over 60 playlists categorized by mood and a library of more than 35 million songs.

The following table sets forth information regarding our owned and operated radio stations by DMA:

Radio
DMA Rank(1)	Market	Stations(2)	DMA Rank(1)	Market	Stations(2)
1	Los Angeles, CA	KLVE-FM KRCD-FM KRCV-FM KSCA-FM KTNQ-AM	9	Phoenix, AZ	KHOT-FM KHOV-FM KKMR-FM KOMR -FM KQMR-FM

2	New York, NY	WADO-AM WXNY-FM WQBU-FM	10	McAllen, TX	KBTQ-FM KGBT-FM KGBT-AM

3	Miami, FL	WAMR-FM WAQI-AM WQBA-AM WRTO-FM	12	San Diego, CA	KLNV-FM KLQV-FM

4	Houston, TX	KLAT-AM KLTN-FM KOVE-FM KAMA-FM KQBU-FM	13	Fresno, CA	KLLE-FM KOND-FM KRDA-FM

5	Dallas, TX	KESS-FM KDXX-FM KFLC-AM KFZO-FM KLNO-FM	15	Albuquerque, NM	KIOT-FM KJFA-FM KKRG-FM KKSS-FM

6	Chicago, IL	WOJO-FM WPPN-FM WRTO-AM WVIV-FM WVIX-FM	19	El Paso, TX	KBNA-FM KAMA-AM KQBU-AM

7	San Antonio, TX	KBBT-FM KCOR-AM KMYO-FM KROM-FM KXTN-FM	22	Austin, TX	KLJA-FM KLQB-FM

8	San Francisco, CA	KBRG-FM KSOL-FM KSQL-FM KVVZ-FM KVVF-FM	24	Las Vegas, NV	KISF-FM KLSQ-AM KRGT-FM

(1)	The DMAs are ranked by number of U.S. Hispanic households as of December 2015 according to Nielsen.
(2)	Table does not include 5 radio stations in Puerto Rico.

Ratings and Total Media Reach

As of December 26, 2005, Univision Network ratings became available on Nielsen’s national ratings service, Nielsen Television Index (“NTI”), which provides television ratings for all of the major U.S. networks. NTI is based on the Nielsen National People Meter (“NPM”) sample which is comprised of over 21,000 households and is subscribed to by broadcast networks, cable networks, syndicators, advertisers and advertising agencies nationwide. Effective August 27, 2007, the NPM sample became the sole sample for both English-language media and Spanish-language media. From this sample, Nielsen continues to measure Hispanic viewing, calling the new service NTI-H (Nielsen Television Index—Hispanic).

Television

During the last six broadcast seasons, Univision Network has consistently ranked first in primetime television among all U.S. Hispanics and has consistently had between 60% and 100% of the 20 highest rated programs among all U.S. Hispanic television households according to Nielsen’s data.

In 2015, 40% or more of all Hispanic viewers aged 18 to 34, and 44% of all Hispanic viewers aged 18 to 49 in the U.S. who watched television in primetime watched Spanish-language programs. The following table shows that for 2013 and 2014 our total combined networks’ share was nearly twice that of all other Spanish-language networks combined.

During the last five years, total Spanish-language share of primetime television among adults 18-49 has risen from 9.12% total share to 9.42% total share. In 2015, approximately 5% of the U.S. primetime television audience 18-49 watched our NTI-rated networks.

In addition, despite recent ratings declines, especially in prime time, Univision Network had a higher rating than one or more of the top four English-language broadcast networks in primetime among viewers aged 18-34 on six out of every seven nights (314 out of 364) in 2015. Univision Network also had a higher rating than one or more of the top four English-language broadcast networks in primetime among viewers aged 18-49 on two out of every three nights (233 out of 364) in 2015.

Univision Networks’ Share—Adults Aged 18 to 49 in Primetime(1)

	2011 Average % Share	2012 Average % Share	2013 Average % Share	2014 Average % Share	2015 Average % Share
UNIVISION COMBINED NETWORKS’ SHARE	5.92	5.83	5.86	5.73	5.29
UNIVISION NETWORK	4.70	4.69	4.57	4.15	3.63
UNIMÁS	0.93	0.92	0.88	1.09	1.03
EL REY	—	—	—	0.03	0.04
GALAVISIÓN	0.29	0.22	0.24	0.23	0.26
UNIVISION DEPORTES NETWORK	—	—	0.17	0.21	0.30
BANDAMAX	—	—	—	0.03	0.03

TELEMUNDO	1.67	1.71	2.08	2.00	2.34
ALL OTHER SPANISH-LANGUAGE NETWORKS	1.53	1.73	1.61	1.72	1.82

TOTAL SPANISH-LANGUAGE NETWORKS	9.12	9.27	9.54	9.43	9.42

ENGLISH-LANGUAGE BROADCAST NETWORKS	32.79	32.13	30.45	30.72	31.06
ABC	7.14	6.63	6.42	6.51	6.95
NBC	6.74	8.83	7.09	8.09	8.00
CBS	7.85	7.28	7.62	6.93	6.94
FOX	8.28	6.87	6.24	5.88	5.59
CW	1.75	1.55	1.59	1.73	1.87
OTHER	1.03	0.97	1.49	1.58	1.71

ENGLISH-LANGUAGE AD-SUPPORTED CABLE NETWORKS	58.11	58.59	60.01	59.85	59.52

TOTAL ENGLISH-LANGUAGE NETWORKS	90.88	90.73	90.46	90.57	90.58

TOTAL	100	100	100	100	100

(1)

Based on Nielsen, NPM and NPM for Hispanic subset (by year, 12/27/2010 through 12/27/2015), M-Sat 8pm-11pm and Sun 7pm-11pm. Based on ad-supported English-language and Spanish-language broadcast and cable networks. Univision Network, UniMás, Galavisión, Univision Deportes Network and Telemundo based on originator data, and all others based on time period/affiliate data. % Share is based on sum of impressions. Spanish-language TV Other includes remaining broadcast and cable networks. English-language and Spanish-language independent networks excluded. Figures may not add to 100% due to rounding.

In addition, according to the February 2016 Nielsen Station Index:

•	Among the 17 DMAs for which such data is available, our owned and operated stations ranked first in 16 of 17 DMAs among Spanish-language television stations in “total day;”

•	Among the 17 DMAs for which such data is available, our owned and operated stations ranked first in two DMAs in “total day,” English or Spanish-language; and

•	Among the 25 DMAs for which such data is available our affiliate stations ranked first in 21 DMAs among Spanish-language television stations in “total day.”

No audience data is available for two of our owned and operated stations and 14 affiliate stations.

Radio

Radio ratings are measured by Nielsen Audio (previously Arbitron), a marketing and research firm serving primarily the media industry and specializing in audience ratings-measurement for marketing to advertisers. Nielsen Audio measures radio station listening by market, in various day-parts and demographics, with data collected from areas throughout a given market. In 2007, Arbitron (now Nielsen Audio) began implementing a new electronic measurement system called Portable People Meter (“PPM”), which replaced the diary-based method that had been used historically in top markets. This methodology is available nationwide, including Houston, New York, Los Angeles and Miami-Fort Lauderdale. Audience trend data is now available on a weekly basis and ratings books are released on a monthly basis. At the time that the PPM rating system was introduced, it was challenged by the PPM Coalition, which claimed that the PPM methodology undercounted and misrepresented the number and loyalty of minority radio listeners. In April 2010, the PPM Coalition and Arbitron (now Nielsen Audio) agreed on a plan that, when fully implemented over the next several years, we expect will address many of our concerns about the PPM system and deliver a more reliable ratings system for the radio industry. In November 2010, we signed an agreement with Arbitron (now Nielsen Audio) to subscribe to the PPM ratings in 12 of our radio markets starting in December 2010 (in addition to our ongoing subscription to PPM in Houston which is accredited by the Media Rating Council).

While many of the improvements have been made, Nielsen Audio has not yet met accreditation standards in several of our radio markets and our ratings could decline as a result of sample quality. Our radio group is the leading Hispanic radio group in the U.S. with 61 radio stations in 16 of the top 25 U.S. Hispanic markets and our stations reach nearly 15 million listeners per week, covering approximately 74% of the U.S. Hispanic population.

Digital

We use comScore to measure the number of visitors to our websites across desktop and mobile, Adobe Analytics, Google Analytics and Ooyala to measure the number of page views and video views across our online, mobile and apps platforms and ShareThis to measure our followers on social media.

Univision.com is our flagship digital property and is the #1 most visited Spanish-language website among U.S. Hispanics. In 2015, our digital properties generated approximately 52 million visits per month on average across desktop and mobile, which is more than three times the number of visits generated by our closest U.S. Spanish-language competitor. In addition, we averaged 36 million video views monthly in the second quarter of 2016 across our online, mobile and apps platforms and our digital properties generated, on average, 315 million page views monthly in the second quarter of 2016. Univision Now, our direct-to-consumer internet subscription service, was launched in late 2015. The advertising on Univision Now is combined with our linear advertising model and we sell subscriptions through the website and through mobile apps. Accordingly, none of the statistics for visits, video views or page views referenced above include our Univision Now digital platform. In May 2015, we acquired the online magazine The Root, a leading online news, opinion and culture destination targeting African-Americans which reached an average of approximately 5.9 million unique users per month in 2015, according to comScore. In January 2016, we acquired a controlling stake in The Onion, a leading comedy and news satire brand, which reached an average of approximately 16.3 million unique users per month in 2015, according to comScore. In September 2016, we acquired the assets of Gawker Media relating to the digital media business of the digital platforms Gizmodo, Jalopnik, Jezebel, Deadspin, Lifehacker and Kotaku, which we are operating as GMG and which collectively reached an average of approximately 44.4 million unique users per month in 2015, according to comScore. In August 2016, we acquired all of our former joint venture partner’s interests in Fusion. Fusion.net reached an average of approximately 5.9 million unique users per month in 2015, according to comScore. Among our social media platforms, we generated organic growth across Facebook, Instagram and Twitter of over 700% since the beginning of 2013.

Total Media Reach

We estimate that our Total Media Reach was approximately 83 million per month in the six months ended June 30, 2016 using a methodology we updated in 2016. Our “Total Media Reach” is defined as our internal estimated average monthly total unduplicated reach across our three media platforms, measured on a quarterly basis, and based on the Television Reach, Radio Reach and Digital Reach statistics for a given period, as each is defined below. For the six months ended June 30, 2016, our television platforms reached an average unduplicated monthly total television audience (“Television Reach”) of 41 million media consumers, our radio platforms reached an average unduplicated monthly total radio audience (“Radio Reach”) of 19 million media consumers and our digital platforms reached an average unduplicated monthly total digital audience (“Digital Reach”) of 35 million media consumers, as measured by Nielsen, Nielsen Audio and comScore, respectively. With our strategic investments and acquisitions of additional English-language cable network and digital properties, we determined that the measurement we previously relied on did not fairly capture the impact of these and certain other platforms. Since no third-party industry standard measurement methodology covering our multiple media platforms has yet been adopted, we are relying on our own internal corporate research team and their application of a recognized formula for estimating audience duplication across our Television Reach, Radio Reach and Digital Reach numbers by applying a random duplication formula to estimate the overlap in our media consumers in such reach numbers. In addition, our new methodology includes the reach of non-owned and operated radio stations that broadcast Univision content and factors in our complete portfolio of English-language and Spanish-language properties across our television, radio and digital platforms. Using the updated methodology for all periods, we estimate that our Total Media Reach was approximately 50 million, 53 million, 66 million and 70 million per month for 2012, 2013, 2014 and 2015, respectively. We believe that the growth over this period of our Total Media Reach primarily has been driven by the addition of new properties to our multi-platform portfolio, including English-language properties and growth in our digital properties.

We also engage our audience through consumer and empowerment events and branded products and services. Although not included in our unduplicated audience measurement, over 4.9 million people participated in our consumer and empowerment events in 2015, and as of April 2016 we have enrolled over 3.6 million consumers to our branded products and services that are available in more than 70,000 retail outlets.

The following chart shows Total Media Reach for our television, radio and digital platform for the six months ended June 30, 2016:

(1)

Total Media Reach based on unduplicated monthly reach data provided by Nielsen, Nielsen Audio and comScore for television, radio and digital respectively, and applying internal estimates of duplication in media consumers across our television, radio and digital platforms using a random duplication formula to calculate the sum of the percentage reach on each of these platforms less any duplication reflected by the product of the same. To provide more current estimates we calculate the average monthly amounts on an interim and annual basis.

Advertising and Marketing

Our television and radio advertising revenues are derived from network advertising, national spot advertising and local advertising, and come from diverse industries, with advertising for food and beverages, personal care products, automobiles, other household goods and telephone services representing the majority of network advertising revenues. National spot advertising primarily represents time sold to advertisers that advertise in more than one DMA and is the means by which most new national and regional advertisers begin marketing. To a lesser degree, national spot advertising comes from advertisers wanting to enhance network advertising in a given market. Local advertising revenues are generated from both local merchants and service providers and regional and national businesses and advertising agencies located in a particular DMA. During the last three years, no single advertiser has accounted for more than 10% of our advertising revenues.

In some cases our local television and radio stations do not receive advertising revenues commensurate with their share of the local audience. We have addressed this by emphasizing a cross-platform marketing approach and continuing to educate local businesses on the importance of the Hispanic consumer in their markets. Across our local markets we have integrated our local sales teams to approach advertisers with a broad portfolio offering including television, radio and digital advertising opportunities. We believe this approach is simpler for advertisers and will help us generate increasing local advertising revenue.

Media Networks

Our television network and station marketing sales account executives are divided into three groups: network sales, multi-market sales and single market sales. The network sales force is responsible for accounts that advertise nationally. The multi-market sales force represents the owned-and-operated stations and broadcast affiliates and is responsible for accounts that buy in more than one market. The single market sales force represents the owned-and-operated stations and is responsible for accounts with large growth potential in a single market.

In addition, our television network and station marketing sales departments utilize research, including both ratings and demographic information, to negotiate sales contracts as well as target major national advertisers that are not purchasing advertising time or who are under-purchasing advertising time on Spanish-language television. We also market our products across our digital and mobile platforms, generating advertising revenues from top tier advertisers and data services in the U.S., and are represented by a cross platform sales force.

Radio

Our radio network and station marketing account executives are divided into three groups: network sales, multi-market sales and single market sales. The network sales force is responsible for accounts that advertise nationally. The multi-market sales force is responsible for accounts that buy in more than one market. The single market sales force is responsible for accounts with large growth potential in a single market. In addition, Univision Radio stations’ sales departments utilize research to negotiate sales contracts as well as target major local, regional, and national advertisers that are not purchasing advertising time or that are under-purchasing advertising time on Spanish-language and Hispanic-targeted radio stations. The owned-and-operated stations also derive sales from the sponsorship and organization of various special events.

Retail Direct

Our retail direct account executives represent our owned-and-operated television and radio stations and local interactive properties and develop and manage advertising sales from local, small and medium sized clients within a single market. These executives focus on new clients and sell packages across all of our local platforms.

Subscription

We negotiate with MVPDs for multi-year agreements that authorize such MVPDs to distribute our networks and retransmit our Univision and UniMás broadcast networks as aired on our owned television stations. Typically, these multi-year carriage agreements provide for required levels of carriage for our networks and stations, and if applicable, for annual rate increases. Subscription revenues are largely dependent on the rates negotiated in the carriage agreements, the number of subscribers that receive our networks and stations or content, and the market demand for the content that we provide.

Every three years, each of our operated television stations must elect, with respect to its retransmission by MVPDs within its DMA, either “must carry” status, pursuant to which the MVPD’s carriage of the station is mandatory, or “retransmission consent,” pursuant to which the station gives up its right to mandatory retransmission in order to negotiate consideration in return for consenting to retransmission. We elected the retransmission consent option in substantially all cases for the three-year periods beginning January 1, 2009, January 1, 2012 and January 1, 2015, and continued to pursue a systematic process of seeking monetary consideration for retransmission consent. Electing the retransmission consent option provides us with opportunities to capture increased subscription fees from distributors. We have subsequently reached agreements with MVPDs that, collectively, service substantially all pay-TV households. We have a significant number of MVPD contract negotiations scheduled for the next few years, including in 2016, which will establish the pricing for a majority of our subscription revenue in future years. The multi-year agreements with these MVPDs have different expiration dates. Under certain conditions, we may renew these agreements prior to their expiration date.

We also negotiate retransmission consents on behalf of 75 affiliates in 40 markets across the U.S. We supply 24 hours of daily programming to our affiliates, which we believe is significantly more than the top four English-language broadcast networks provide their affiliates, and enables us to retain a higher percentage of the subscription fees that we negotiate on behalf of our local TV broadcast affiliates.

Carriage of our stations and networks is generally determined by package, such as whether our networks are included in the more widely distributed, general entertainment packages or lesser-distributed, specialized packages, such as U.S. Hispanic-targeted or Spanish-language packages, sports packages, and movies or music packages.

Licensing

We negotiate licensing agreements with OTT and video-on-demand services that include linear and on-demand entertainment, news and sports content from across our portfolio. These agreements provide rights for live and video-on-demand content from Univision Network, UniMás, Univision Deportes Network, Galavisión, El Rey, Bandamax, De Película, De Película Clásico, Telehit, tlnovelas, ForoTV, and Fusion, as well as, in certain cases, Univision and UniMás broadcast stations nationwide. We recently entered into a licensing agreement with Sling TV that includes OTT multi-stream rights for live and video-on-demand content and we anticipate pursuing agreements with other OTT providers.

Under our license agreement with an affiliate of Televisa, we have granted Televisa the exclusive right for the term of the Televisa PLA, to broadcast in Mexico all Spanish-language programming produced by or for us (with limited exceptions) (the “Mexico License”). The terms for the Mexico License are generally reciprocal to those under the Televisa PLA, except, among other things, the only royalty payable by Televisa to us is a $17.3 million annual payment through December 31, 2025 for the rights to our programming that is produced for or broadcast on the UniMás network, and we only have the right to purchase advertising on Televisa channels at certain preferred rates to advertise our businesses. See “—Programming—Televisa.”

In connection with entering into the Mexico License, we engaged Televisa to act as our exclusive sales agent for the term of the Mexico License to sell or license worldwide outside of the U.S. and Mexico our programming originally produced in the Spanish language or with Spanish subtitles to the extent we have rights in the applicable territories and to the extent we choose to make such programming available to third parties in such territories (subject to limited exceptions). Televisa will receive a fee equal to 20% of gross receipts actually received from licensees and reimbursement of certain expenses. We have no obligation to pay a fee or reimburse expenses with respect to any direct broadcast by us of our programming or under certain non-exclusive worldwide arrangements we enter into for its programming. We have not recognized any revenue or expense related to this arrangement.

Programming

Our programming is a combination of licensed and original programming that includes primetime novelas, exclusive sports rights, award winning news programs, annual award shows, reality television, daily magazine shows and variety shows that are culturally relevant for our audience. The majority of our programming is provided through our strategic relationship with Televisa. Our relationship has allowed us historically to work closely with Televisa in developing and evaluating our programming schedule. We are working with their teams to monitor key talent pipeline planning as well as to develop storylines that are relevant for U.S. Hispanic audiences. In response to recent ratings declines, we announced that we will also be working closely with Televisa to make changes to the telenovela programming we license from Televisa to increase the appeal of the programming to Univision’s audiences. These changes will include shortening the length of novela seasons, shooting episodes in the U.S. and selecting storylines that are better aligned with the interests of U.S. Hispanic audiences. We are also addressing our recent ratings decline by seeking alternative programming through the internal development of new programming and by obtaining rights to additional sports and other programming.

Televisa

Through the Televisa PLA, we have the exclusive right to broadcast in the U.S. all Spanish-language programming produced by or for them for which they have U.S. rights (with limited exceptions). In 2015, this represented over 89,000 hours of Spanish-language programming, including premium telenovelas, sports, sitcoms, reality series, news programming, and feature films. Upon consummation of this offering, the Televisa PLA will expire on the later of 2030 or 7.5 years after a Televisa Sell-Down, unless certain change of control events happen, in which case the Televisa PLA will expire on the later of 2025 or 7.5 years following a Televisa Sell-Down. The Televisa PLA provides our television and cable networks with access to programming that could fill a significant amount of our networks’ daily schedules.

The Televisa PLA allows us long-term access to Televisa programming, the ability to choose from substantially all of Televisa’s programming based upon its performance in Mexico and the ability to cease airing programs that prove to be unsuccessful in the U.S. and replace it with other Televisa programming without paying incrementally for the episodes that are not broadcast. This program availability and flexibility permits us to, among other things, pre-screen this Televisa programming in Mexico and to later adjust our programming on all of our networks to best meet the tastes of our viewers.

Under the Televisa PLA, we have exclusive access to an extensive suite of U.S. Spanish-language broadcast rights, and, in addition, we have exclusive U.S. Spanish-language digital rights to Televisa’s Spanish-language audiovisual programming (with limited exceptions), including the U.S. rights owned or controlled by Televisa to broadcast Mexican First Division soccer league games. We have the ability to use Televisa online, network and pay-television programming on our current and future Spanish-language television networks (including Univision, UniMás and Galavisión) and on current and future digital platforms (Univision.com, Univision Now and Video on Demand). Televisa programming available to us under the Televisa PLA includes, among other things, all audiovisual programming produced by or for Televisa originally produced in the Spanish language or with Spanish subtitles subject to certain exceptions, including certain content produced for websites associated with magazines published by Televisa, certain rights for movies whose U.S. rights are controlled by an affiliate of Televisa, the right to distribute Televisa content by physical home video products (such as DVDs), and certain programs which are co-produced or acquired by Televisa. Televisa and its affiliates have agreed to certain obligations with respect to different types of co-produced and acquired programming ranging from assisting us in acquiring rights in such programming to, making all such co-produced programming that Televisa broadcasts in Mexico and that is originally produced in the Spanish language or with Spanish subtitles included as programming under the Televisa PLA (with limited exceptions). Under the Televisa PLA, we are allowed to sublicense English-language rights to the Televisa owned or controlled U.S. rights to Mexican First Division soccer league games and revenue received from licensing English-language Mexican soccer (including the rights obtained from Televisa) is subject to the royalty payable to Televisa under the Televisa PLA.

In addition, Televisa must use good faith efforts not to structure arrangements or agreements with respect to programs in a manner intended to cause such programs not to be available to us pursuant to the Televisa PLA.

In consideration for access to the programming of Televisa, we pay royalties to Televisa. Televisa receives royalties, based on 11.84% of substantially all of our Spanish-language media networks revenues through December 2017. Additionally, Televisa receives an incremental 2% in royalty payments on any such media networks revenues above a contractual revenue base of $1.66 billion. After December 2017, the royalty payments to Televisa will increase to 16.13%, and commencing later in 2018, the rate will further increase to 16.45% until the expiration of the Televisa PLA. Additionally, Televisa will receive an incremental 2.0% in royalty payments (with the revenue base decreasing to $1.63 billion with the second rate increase). In addition, pursuant to the Televisa PLA, we are committed to provide Televisa a specified minimum amount of advertising on certain of our media properties at no cost to Televisa. In 2014, we were obligated to provide approximately $73.5 million of such advertising to Televisa. In 2016, we are contractually obligated to provide approximately $74.5 million of such advertising to Televisa subject to the right to reduce this amount as discussed below. This amount will increase for each year through the term by a factor that approximates the annual consumer price index. Pursuant to the Televisa PLA, we have the right, on an annual basis, to reduce the minimum amount of advertising we have committed to provide to Televisa by up to 20% for our use to sell advertising or satisfy ratings guarantees to certain advertisers. On January 1, 2016, we notified Televisa of our intent to take back up to 20% of Televisa’s unused advertising as of such date, to be applied starting in the second quarter of 2016. In addition to this annual reduction right, in June 2016, Televisa waived the right to receive $15.75 million of the advertising committed for 2016 with the amount of reduction remaining after June 30, 2016 to be applied in the third and fourth quarters of 2016. In addition, Televisa will have the right to use, without cost to Televisa and subject to limitations, a portion of the advertising time that we do not either sell to advertisers or use for our own purposes.

The obligations of Televisa and its affiliates have been guaranteed by Grupo Televisa S.A.B. Pursuant to its respective guarantee, Televisa has agreed to produce each year for our use at least 8,531 hours of programs, which will be of the quality of programs produced by Televisa during the calendar year 2010.

Other Programming

In addition to the content that we license from Televisa, we also produce original entertainment, sports and news programming. Our original programming is allocated across platforms and features talent and content familiar to our audience. Our original programming and the entertainment and sports programming that we license or acquire from others diversifies our portfolio of content and complements the programming that we receive from Televisa.

Entertainment

Our entertainment programming ranges from our early morning programming, such as Despierta America, to daytime entertainment news shows, such as El Gordo Y La Flaca and Sal y pimiento, to our primetime reality competition series, such as Nuestra Belleza Latina and La Banda, which debuted in September 2015 and was renewed for a second season which premiered in September 2016. In addition, we are an attractive business partner for media companies seeking to reach U.S. Hispanics, as evidenced by our recent license and promotional agreement with Netflix to broadcast two of its originally produced series and a separate license agreement, under which we will license a series that we produce to Netflix. Additionally, we continue to invest in special events that engage our audience, including the Latin Grammy’s, Premio Lo Nuestro and Premios Juventud. Additionally, our cable channels produce reality shows, dramatic series and other programming. Fusion, El Rey, in which we have a strategic investment and W Studios, our joint venture with an entity controlled by producer Patricio Wills, also produce original programming. Our unit Story House produces original content for our networks as well as for third parties. We also produce original content for our digital platform that supplements our television content for special events such as red-carpet exclusives and behind the scenes footage. Additionally, we produce original content for regular visitors to our sites that is not tied to any corresponding television content, such as entertainment news, horoscopes and slideshows. In connection with our acquisitions of The Root, a controlling interest in The Onion and certain digital media assets of Gawker Media that we are operating as GMG and the launch of Fusion.net, we are increasingly focused on producing digital-first video content designed for multicultural and young, diverse audiences that can also be used for television programming.

Sports

We frequently obtain the rights to sports programming, including major soccer tournaments, such as the Gold Cup. We currently have the rights to broadcast the Gold Cup, CONCACAF Champions League games, U.S. Men’s National Team soccer games and Formula 1 racing through at least the 2016-2017 season and to broadcast Mexican Men’s National Team soccer games through at least 2018. In addition, in June 2016 we broadcast the centennial edition of Copa America, the world’s oldest soccer tournament, which was played in the United States for the first time. Under the Televisa PLA and other third party agreements, we currently have the United States broadcast rights to home games of 13 of the 18 teams in Liga Mx, which is the first division of Mexican professional soccer. For the 2017-2018 season, we will have the rights to the home games of 17 of the 18 Liga Mx teams. With these rights, in the summer of 2016 we debuted Sabado Futbolero (Saturday Night Soccer), which features a six-hour window of Liga Mx games on our networks. We also produce sports discussion programs, such as Republica Deportivo on multiple broadcast cable networks and real-time clips from each soccer game for use by our digital platform. In addition, we create digitally-only best-of-videos, interviews and “must-see” plays from around the world. We have recently signed agreements with the MLS, NFL and NBA to produce digital-only content for those brands.

News

Our award-winning news division offers a blend of in-depth coverage of the issues that are important to U.S. Hispanics and more immediate U.S. national and local content that U.S. Hispanics rely on to stay informed and connected to their communities. Our in-depth coverage focuses on topics that impact U.S. Hispanic viewers including, but not limited to politics and immigration policy as well as topics that are loosely tied to our community empowerment platforms. Our news programming includes national programs such as the flagship Noticiero Univision, Primer Impacto, Al Punto and our local news programs servicing the largest top U.S. Hispanic DMAs. Our digital news content is generally unique to our digital platforms due in part to the real time nature of news. In addition to covering breaking news, we create content related to editorials, investigative journalism, data-driven projects and special features. We provide news content in both article and video formats and enhance our content using data, infographics and social media.

Spectrum

We hold the most broadcast spectrum of any broadcaster in the U.S. (determined on a MHz-Pops basis) and we hold multiple licenses in most of the largest markets in the U.S. Our spectrum holdings are a strategic asset, which we believe has significant option value. With the success of the recent AWS-3 spectrum auction, which generated $45 billion of proceeds, the underlying value of our spectrum is substantial. We believe we have an opportunity to realize significant value from our spectrum assets without adversely affecting our existing networks or stations, and we have filed applications to participate as a bidder in the auction to monetize a portion of our spectrum assets. If we participate in the Broadcast Incentive Auction, we will work to ensure that our ability to operate our broadcast business will not be adversely affected. In most of our largest markets, we believe we can contribute a 6 MHz channel to the auction and utilize another 6 MHz channel through a third party channel sharing arrangement or combine our Univision and UniMás networks on our other 6 MHz channel in that market through a self-sufficient solution. In the upcoming Broadcast Incentive Auction, (i) we have filed applications to participate as a bidder to sell a portion of our spectrum in select markets, which, if granted, would require us to enter into a channel sharing arrangement with a third-party station owner in the applicable market in exchange for a to-be-determined portion of the proceeds from such sale or utilize this self-sufficient solution, or (ii) we will seek to monetize a portion of our spectrum in certain markets by entering into channel sharing arrangements whereby we host one or more other broadcasters’ stations on one or more of our operating channels in exchange for a portion of such broadcasters’ proceeds from their spectrum sale in the auction. Beyond the upcoming auction, we believe there are additional opportunities to utilize our spectrum to generate significant value. These opportunities include broadcast delivery of mobile video, data, linear networks, and non-linear content direct to consumers or through relationships with our distribution partners and consumer product manufacturers.

Competition

Our Media Networks business is highly competitive. Competition for advertising revenues is based on the size of the market that the particular medium can reach, the cost of such advertising and the effectiveness of such medium.

Our television business competes for viewers and revenues with other Spanish-language and English-language television stations and networks, including five English-language broadcast television networks (ABC, CBS, NBC, FOX, and CW) and four Spanish-language broadcast television networks (TEL, ETV, AZA and MMX) as well as 100+ daily-measured ad-supported cable networks. Many of these competitors are owned by companies much larger than us. Additionally, some English-language networks are producing Spanish-language programming and simulcasting certain programming in English and Spanish. Several MVPDs offer Spanish-

language programming options as well. Our television affiliates located near the Mexican border also compete for viewers with television stations operated in Mexico, many of which are affiliated with a Televisa network and are owned by Televisa but outside of our exclusivity rights.

The television broadcasting industry is subject to competition from video-on-demand, DVD and Blu-ray players, other personal video systems and fragmentation of viewership driven by the ever expanding cable-network landscape. Additionally, consumers continue to change viewing habits, increasingly gravitating towards wireless devices (e.g., smartphones and tablets), live streaming of short-form and long-form content from the Internet and online video services. Our broadcast, cable and digital networks compete with pay content providers such as Netflix, Amazon and Hulu and free content providers such as YouTube and Facebook.

We attribute our large television audience to the size and growth of the U.S. Hispanic population, the quality of our programming and the quality and experience of our management. Telemundo, a subsidiary of NBC, a division of Comcast Corporation, is our largest television competitor that broadcasts Spanish-language television programming. In most of our DMAs, our affiliates compete for advertising dollars directly with a station owned by or affiliated with Telemundo, as well as with other Spanish-language and English-language stations.

Our digital properties face various competitors, including websites such as Facebook, YouTube, Google, Telemundo.com, Yahoo! en Español, MSN Latino, MaximumTV, ButacaTV, VICE, Vox Media, Business Insider, Time Inc., Conde Nast Digital, Mashable, The New York Times, The Huffington Post, Buzzfeed and mobile applications. We also compete for online advertising dollars with social media providers such as Facebook and Twitter, search engines such as Google, Yahoo! or Bing and other websites.

Our Radio business competes for audiences and advertising revenues with other radio stations of all formats. iHeart Media (formerly Clear Channel), the largest radio operator in the U.S., CBS Radio, Spanish Broadcasting System, Liberman Broadcasting and Entravision are our largest radio competitors that broadcast Spanish-language radio programming in several of our DMAs. Additionally, we face competition from English-language stations that offer programming targeting Hispanic audiences. iHeart Radio converted several stations to Hispanic targeted formats, and has established a Hispanic radio division creating its own iHeart Hispanic Radio Network. Spanish Broadcasting Systems’ AIRE Radio Networks syndicates popular Hispanic content and personalities nationally and in markets where we compete. In addition, the radio broadcasting industry is subject to competition from (1) Sirius XM Satellite Radio and other satellite radio services; (2) audio programming by MVPDs and other digital audio providers and (3) streaming music businesses such as Spotify and Pandora.

Many of our competitors have more television and radio stations, more Internet platforms, greater resources (financial or otherwise) and broader relationships with advertisers than we do. Furthermore, because our English-language competitors are perceived to reach a broader audience than we do, they have been able to attract more advertisers and command higher advertising rates than we have.

We also compete for audience and revenues with other media and direct mail, newspapers, magazines, outdoor advertising and other forms of entertainment and advertising. We will face additional competitors for advertising revenue, as we expand our offerings for multicultural and young, diverse audiences.

The rules and policies of the FCC encourage increased competition among different electronic communications media. As a result of rapidly developing technology, we may experience increased competition from other free or pay systems by which information and entertainment are delivered to consumers, such as direct broadcast satellite and video dial tone services.

Employees

As of March 31, 2016, we employed approximately 4,008 regular full-time employees. Approximately 6.4% of these employees are represented by unions and are located in Chicago, Los Angeles, San Francisco,

Bakersfield, New Jersey, New York and Puerto Rico. We have collective bargaining agreements covering the union employees with varying expiration dates through 2019. Management believes that its relations with its non-union and union employees, as well as with the union representatives, are generally good.

Properties

At March 31, 2016, the principal buildings we owned or leased, and that are used primarily by the Media Networks and Radio segments, are described below:

Location(1)	Aggregate Size of Property in Square Feet (Approximate)	Owned or Leased	Lease Expiration Date
Houston, TX	107,489	Owned	—
Los Angeles, CA	107,007	Leased	03/31/26
Miami, FL	310,108	Owned	—
Miami, FL	100,000	Leased	05/31/27
Miami, FL	40,000	Leased	12/31/27
Teaneck, NJ	78,529	Leased	12/31/22
New York, NY	194,601	Leased	12/31/28
Puerto Rico	92,500	Leased	05/01/58

(1)	The Miami and New York locations are used primarily by the Media Networks business.

The Miami owned facilities primarily house Univision Network and UniMás administration, operations (including uplink facilities), sales, production and news as well as Fusion operations. In addition, Galavisión operations occupy space in Univision Network’s facilities. Our Miami television stations, WLTV and WAMI, occupy leased facilities. We broadcast our programs to our affiliates on three separate satellites from four transponders. In addition, we use a fifth transponder for news feeds.

We own or lease remote antenna space and microwave transmitter space near each of our owned-and-operated stations. Also, we lease space in public warehouses and storage facilities, as needed, near some of our owned-and-operated stations.

We believe that our principal properties, whether owned or leased, are suitable and adequate for the purposes for which they are used and are suitably maintained for such purposes. Except for the inability to renew any leases of property on which antenna towers stand or under which we lease transponders, the inability to renew any lease would not have a material adverse effect on our financial condition or results of operations since we believe alternative space on reasonable terms is available in each city.

Corporate Structure

In March 2007, Univision was acquired by the Investors. In December 2010, Televisa invested $1.2 billion in us and contributed its equity interest in certain jointly owned cable networks for a 5% equity stake in us, debentures convertible into an additional 30% equity stake in us, subject to applicable laws and regulations and certain contractual limitations. Concurrently, Univision and Televisa amended the program license agreement then in effect, extending it to at least 2025. On July 15, 2015, Televisa converted its debentures into the Televisa Warrants. In July 2015, the 2011 Televisa PLA was amended to extend the term of the program license agreement, upon consummation of this offering to at least 2030 (unless a change of control event accelerates the minimum term to 2025).

The following chart shows our organizational structure immediately prior to the consummation of this offering and having given effect to the Equity Recapitalization:

The following chart shows our organizational structure immediately after the consummation of this offering:

Legal Proceedings

We are subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with law or regulations in jurisdictions in which we operate.

On June 30, 2015, Miss Universe LP and Donald J. Trump filed a complaint against the Company in New York State Supreme Court claiming damages of $500 million in connection with our decision to end our business relationship with the Miss Universe LP organization as a result of Mr. Trump’s remarks about Mexican immigrants, among other things. On July 10, 2015, we removed the case to the United States District Court for the Southern District of New York. Miss Universe LP and Mr. Trump filed an amended complaint on November 6, 2015. The amended complaint contained claims for breach of contract, intentional interference with contractual relationships and defamation. On December 4, 2015, we filed a motion to dismiss the amended complaint. On February 11, 2016, we settled this litigation and the parties released and discharged all claims and counterclaims. The related expense which is not material to our consolidated financial statements has been recorded in our consolidated financial statements for the year ended December 31, 2015 and paid during the three months ended March 31, 2016.

On July 8, 2016, we filed a complaint against New Charter, Charter Communications Holding Company LLC and Time Warner Cable Enterprises LLC in New York State Supreme Court (i) seeking a declaratory judgment that our agreement with Charter, which expired on June 30, 2016, governs the carriage of our networks and stations on Charter and TWC cable systems following Charter’s acquisition of TWC, (ii) alleging breach of contract, and (iii) alleging breach of the covenant of good faith and fair dealing. The complaint seeks, among other things, an order determining and declaring that our agreement with Charter governs the carriage of our networks and stations on Charter and TWC cable systems, damages for breach of contract and other relief. In addition, we are seeking an expedited discovery in connection with our complaint.

Federal Regulation

The ownership, operation and sale of television and radio broadcast stations are subject to the jurisdiction of the FCC under the Communications Act. The Communications Act and FCC regulations establish an extensive system of regulation to which our stations are subject. The FCC may impose substantial penalties for violation of its regulations, including fines, license revocations, denial of license renewal or renewal of a station’s license for less than the normal term.

Licenses and Applications. Each television and radio station that we own must be licensed by the FCC. Licenses are granted for periods of up to eight years and we must obtain renewal of licenses as they expire in order to continue operating the stations. We must also obtain FCC approval prior to the acquisition or disposition of a station, the construction of a new station or modification of the technical facilities of an existing station. Interested parties may petition to deny or object to such applications and the FCC may decline to renew or approve the requested authorization in certain circumstances. Although we have generally received such renewals and approvals in the past, there can be no assurance that we will continue to do so in the future.

Programming and Operation. The Communications Act requires broadcasters to serve the public interest through programming that is responsive to local community needs, interests and concerns. Our stations must also adhere to various content regulations that govern, among other things, political and commercial advertising, payola and sponsorship identification, contests and lotteries, television programming and advertising addressed to children, and obscene and indecent broadcasts.

Ownership Restrictions. Under the FCC’s “Local Television Multiple Ownership Rule” (the “TV Duopoly Rule”), we may own up to two television stations within the same DMA (i) provided certain specified signal contours of the stations do not overlap, (ii) where certain specified signal contours of the stations overlap but no more than one of the stations is a top 4-rated station and the market will continue to have at least eight independently-owned full-power stations after the station combination is created or (iii) where certain waiver criteria are met. The FCC’s Local Radio Ownership Rule limits the number of radio stations that we may own in any single market (defined by Nielsen Audio or by certain signal strength contours), pursuant to a sliding scale based on market size. The FCC’s “Radio-Television Cross-Ownership Rule” permits us to own both television and radio stations in the same local market in certain cases, depending primarily on the number of independent media voices in that market and subject to compliance with each of the TV Duopoly Rule and the Local Radio Multiple Ownership Rule. The “National Television Multiple Ownership Rule” prohibits us from owning television stations that, in the aggregate, reach more than 39% of total U.S. television households. These structural ownership rules are applied to certain “attributable” interests generally including independently-owned full-power stations after the station combination is created or (iii) where certain waiver criteria are met. The FCC’s Local Radio Ownership Rule limits the number of radio stations that we may own in any single market (defined by Nielsen Audio or by certain signal strength contours), pursuant to a sliding scale based on market size. The FCC’s “Radio-Television Cross-Ownership Rule” permits us to own both television and radio stations in the same local market in certain cases, depending primarily on the number of independent media voices in that market and subject to compliance with each of the TV Duopoly Rule and the Local Radio Multiple Ownership Rule. The “National Television Multiple Ownership Rule” prohibits us from owning television stations that, in the aggregate, reach more than 39% of total U.S. television households, subject to the UHF Discount. These structural ownership rules are applied to certain “attributable” interests generally including (i) voting stock interests of at least five percent; (ii) any equity interest in a limited partnership or limited liability company, unless properly “insulated” from management activities; (iii) equity and/or debt interests that in the aggregate exceed 33 percent of a licensee’s total assets, if the interest holder supplies more than 15 percent of the station’s total weekly programming or is a same-market broadcast licensee or daily newspaper publisher; (iv) certain same-market time brokerage agreements; (v) certain same-market JSAs; and (vi) officer or director positions in a licensee or its direct or indirect parent(s). We believe that we comply with the FCC’s structural ownership restrictions pursuant to the terms of prior FCC decisions. Certain of these structural ownership restrictions are subject to FCC review as part of a statutorily-mandated quadrennial regulatory review process. On August 25, 2016, the FCC issued a Second Report and Order concluding the 2014 quadrennial review proceeding. The order generally retained the existing multiple ownership rules without material change. In addition, the order readopted an April 2014 order making attributable all same-market television JSAs that account for more than 15 percent of the weekly advertising time of the brokered television station. The order had been struck down in May 2016 by the U.S. Court of Appeals for the Third Circuit. Under the rule as readopted, stations subject to impermissible JSAs must come into compliance by September 30, 2025. Certain of our television stations receive sales services under JSAs with Entravision. Based on current market conditions, we believe that Entravision can have attributable interests in the pertinent television stations without creating impermissible duopolies and that the JSAs accordingly will be permitted to remain in place under the rule. Separately, in an order issued on September 7, 2016, the FCC adopted a proposal to eliminate the UHF Discount, pursuant to which the audience reach attributed to UHF television stations historically was discounted by 50% for purposes of determining compliance with the FCC’s 39% national audience reach cap. As a result of the repeal of the UHF Discount, our current reach would exceed the national cap. The FCC has “grandfathered” existing station portfolios, like ours, that exceed the cap upon elimination of the UHF Discount. However, absent a waiver, a grandfathered station group will have to come into compliance with the cap upon a sale or transfer of control. As a result we may be required to divest television stations or take other steps to comply with the national cap in the event of a transfer of control of Univision, including a transfer of control to the public stockholders of Univision, or as otherwise may be required pursuant to the MOU. The consummation of this offering will not trigger any such required divestiture or waiver request. Elimination of the UHF Discount may also adversely affect our ability to acquire additional television stations. By a petition for review filed on September 16, 2016, 21st Century Fox, Inc., has appealed the FCC’s order to the U.S. Court of Appeals for the District of Columbia Circuit. We cannot predict the outcome of the appeal or its effect on our business.

Foreign Ownership. The Communications Act prohibits foreign parties from owning more than 20% of the equity or voting interests of a broadcast station licensee. The FCC has discretion under the Communications Act to permit foreign parties to own more than 25% of the equity or voting interests of the parent company of a broadcast licensee, but has rarely done so. In a Declaratory Ruling released on November 14, 2013, the FCC announced that it will exercise its discretion to consider, on a case-by-case basis, proposals for foreign investment in broadcast licensee parent companies above the 25% benchmark. On September 29, 2016, the FCC adopted an order extending to broadcast licensees the same streamlined rules and procedures that are used by common carrier wireless licenses to seek approval for foreign investment. The order limits the nature and extent of approval required for both controlling and non-controlling foreign investment in broadcast companies. In addition, it provides that public companies will no longer be required to conduct surveys or engage in statistical sampling methodology to determine their foreign ownership but instead will be able to determine their foreign ownership based on information that is “known or reasonably should be known” to the company in the ordinary course of business. On December 31, 2015, pursuant to the MOU, we and Televisa jointly filed a petition for declaratory ruling asking the FCC to authorize up to 49 percent aggregate foreign investment in Univision, including up to a 40 percent interest in us to be held by Televisa and its affiliates. We cannot predict the outcome of the petition for declaratory ruling which remains pending before the FCC. We believe that, as presently organized, we comply with the FCC’s foreign ownership restrictions.

Network Regulation. FCC rules affect the network-affiliate relationship. Among other things, these rules require that network affiliation agreements (i) prohibit networks from requiring affiliates to clear time previously scheduled for other use, (ii) permit affiliates to preempt network programs that they believe are unsuitable for their audience and (iii) permit affiliates to substitute programs that they believe are of greater local or national importance for network programs. We believe that our network affiliation agreements are in material conformity with those rules, as presently interpreted.

Cable and Satellite MVPD Carriage. FCC rules permit television stations to make an election every three years between either “must-carry” or “retransmission consent” with respect to carriage of their signals on cable MVPDs. Stations which fail to make a carriage election are deemed to have elected “must-carry.” Stations electing must-carry may require carriage on certain channels on cable MVPDs within their market if certain conditions are met. MVPDs are prohibited from carrying the signals of a station electing retransmission consent until a written agreement is negotiated with that station. We have made retransmission consent elections with respect to substantially all MVPDs in the markets where we own television stations and have subsequently reached agreements with cable MVPDs that, collectively, service substantially all cable pay-TV households.

Satellite MVPDs provide television programming on a subscription basis to consumers that have purchased and installed a satellite signal receiving dish and associated decoder equipment. Under the Satellite Home Improvement Act and subsequent extensions of and amendments thereto, satellite MVPDs are permitted to retransmit a local television station’s signal into its local market with the consent of the local television station. If a satellite MVPD elects to carry one local station in a market, it must carry the signals of all local television stations that also request mandatory carriage. Stations which fail to make a carriage election in the satellite MVPD context are deemed to have elected retransmission consent. We have made retransmission consent elections with respect to satellite MVPDs in most of the markets where we own television stations and have reached agreement with satellite MVPDs with respect to carriage of those stations.

A number of entities have commenced operation or announced plans to commence operation of Internet protocol video systems, using DSL, FTTH and other distribution technologies, some of which claim they are not subject to regulation as MVPDs. The issue of whether those services are subject to the existing MVPD regulations, including must-carry obligations, has not been resolved. In most cases, we have entered into retransmission consent agreements with such entities for carriage of our eligible stations. On December 19, 2014, the FCC issued a notice of proposed rulemaking that would expand the definition of MVPD under the FCC’s rules to include certain OTT distributors of video programming that stream content to consumers over the open Internet. The proposal, if adopted, could result in changes to how both our television stations’ signals and cable networks are distributed, and to how viewers access our content. We cannot predict the outcome of the rulemaking proceeding or the effect of such a change on our revenues from carriage agreements and from advertising.

In early 2010, a number of cable and satellite MVPDs joined in a petition to urge the FCC to initiate a rulemaking proceeding to consider amending its retransmission consent rules. In March 2011, the FCC initiated a formal rulemaking proceeding to evaluate the proposals raised by the petitioners and more broadly to review its retransmission consent rules. Acknowledging its limited jurisdiction, the FCC solicited comments on a series of preliminary proposals intended to clarify certain rules, and provide guidance to the parties, concerning or affecting retransmission consent negotiations. In March 2014, the FCC adopted a rule prohibiting the joint negotiation of retransmission consent agreements by top-4 rated non-commonly-owned stations in the same market, and sought comment on possible changes to its rules regarding television stations’ rights to territorial exclusivity with respect to network and syndicated programming. However, in STELAR, enacted in December 2014, Congress directed the FCC to undertake additional rulemakings concerning retransmission consent issues, including to adopt (within nine months) regulations that will prohibit a television station from coordinating retransmission consent negotiations or negotiating retransmission consent on a joint basis with another television station in the same market, irrespective of ratings, unless such stations are under common control. The FCC adopted such a rule in February 2015. The rule will prohibit Univision and Entravision from negotiating retransmission consent jointly, or from coordinating such negotiations, in any market where both companies own television stations on a going forward basis. Separately, on June 2, 2015, the FCC adopted an order implementing a further directive of STELAR that the FCC streamline its “effective competition” rules for small cable operators. Under the Communications Act, local franchising authorities (LFAs) may regulate a cable operator’s basic cable service tier rates and equipment charges only if the cable operator is not subject to effective competition. Historically the FCC presumed the absence of effective competition unless and until a cable operator rebutted the presumption. The FCC’s order reversed that approach and adopted a rebuttable presumption that all cable operators, regardless of size, are subject to effective competition. Some cable operators have taken the position that cable systems found to be subject to effective competition are not required to place television stations, like ours, that have elected retransmission consent on the basic cable service tier. The FCC’s order does not address this issue. The FCC also must implement other provisions in STELAR that could affect retransmission consent negotiations, including a proceeding launched in March 2015 concerning procedures for modification of a station’s “market” for purposes of determining its entitlement to cable and/or satellite carriage in certain circumstances. On September 2, 2015, the FCC issued a NPRM seeking comment on whether the FCC should make changes to its rules requiring that commercial broadcast television stations and MVPDs negotiate in “good faith” for the retransmission by MVPDs of local television signals. Under the Communications Act, MVPDs may not retransmit a commercial broadcast television station’s signal without the station’s consent (unless the station has elected “must-carry” status). Stations and MVPDs are required to negotiate for retransmission consent in “good faith.” The FCC’s rules implementing the good faith requirement identify certain practices that presumptively violate the obligation to negotiate in good faith. The FCC also may consider whether other practices violate the good faith requirement under the “totality of the circumstances.” The NPRM was issued in response to Congress’s directive in STELAR that the FCC commence a review of the “totality of the circumstances” test. Among a number of other matters, the NPRM sought comment on whether networks negotiating retransmission consent on behalf of their third party affiliates, or holding approval rights over their affiliates’ retransmission consent agreements, should be deemed to violate the good faith negotiation requirement. The FCC also asked whether the “bundling” of television stations and affiliated non-broadcast program services should be deemed to be a per se violation of the good faith bargaining obligation. In a statement issued on July 4, 2016, the Chairman of the FCC has determined that the record compiled in the proceeding does not support any modification of the FCC’s current rules governing good faith negotiations for retransmission consent. In a statement released on August 12, 2015, the Chairman of the FCC indicated that the FCC will consider the elimination of the “network non-duplication” and “syndicated exclusivity” rules, which afford television stations certain rights to enforce the territorial exclusivity provisions in their network affiliation and syndicated programming agreements. On September 29, 2016, the FCC issued a Notice of Proposed Rulemaking with the stated purpose of promoting competition, diversity and innovation in the video marketplace. The NPRM will consider, among other things, the adoption of rules prohibiting MVPDs from demanding unconditional “most favored nation” provisions and “unreasonable” “alternative distribution methods” provisions in their content distribution agreements with unaffiliated programmers. The NPRM also asks whether the definition of “independent programmer” – which currently encompasses any programmer that is not affiliated with an MVPD—should be revised, and it seeks comment on bundling practices by video programming vendors, although it does not propose any specific rules on bundling. We cannot predict the outcome of pending or future rulemakings on these matters.

Other Matters. The FCC has numerous other regulations and policies that affect its licensees, including rules requiring closed-captioning and video description to assist television viewing by the hearing- and visually-impaired; sponsorship identification rules requiring disclosure of any consideration paid or promised for the broadcast of any content; an equal employment opportunities rule which, among other things, requires broadcast licensees to provide equal opportunity in employment to all qualified job applicants and prohibits discrimination against any person by broadcast stations based on race, color, religion, national origin or gender; and a requirement that all broadcast station advertising contracts contain nondiscrimination clauses. Licensees are required to collect, submit to the FCC and/or maintain for public inspection extensive documentation regarding a number of aspects of their station operations. Television broadcasters are required to post most of the material in their existing public inspection files, including political/advocacy advertising information, online at the FCC’s website. On May 12, 2016, the FCC announced that rules expanding the online public inspection file requirement to commercial and non-commercial radio stations, cable television systems, direct broadcast satellite systems and satellite digital audio radio services that are being implemented through a staged process that began on June 24, 2016. Other decisions permit unlicensed wireless operations on television channels in so-called “White Spaces,” subject to certain requirements. We cannot predict whether such operations will result in interference to broadcast transmissions.

Federal legislation was enacted in February 2012 that, among other things, authorizes the FCC to conduct voluntary “incentive auctions” in order to reallocate certain spectrum currently occupied by television broadcast stations to mobile wireless broadband services, to “repack” television stations into a smaller portion of the existing television spectrum band, and to require television stations that do not participate in the auction to modify their transmission facilities, subject to reimbursement for reasonable relocation costs up to an industry-wide total of $1.75 billion.

The FCC has adopted rules concerning the incentive auction and the repacking of the television band. Applications to participate in the auction are due on January 12, 2016 and the auction will begin on March 29, 2016. Under the auction rules implemented by the FCC, television stations will be given an opportunity to offer spectrum for sale to the government in a “reverse” auction while wireless providers will bid to acquire spectrum from the government in a related “forward” auction. In the upcoming Broadcast Incentive Auction, (i) we have filed applications to participate as a bidder to sell a portion of our spectrum in select markets, which, if granted, would require us to enter into a channel sharing arrangement with a third-party station owner in the applicable market in exchange for a to-be-determined portion of the proceeds from such sale or combine our networks on our remaining 6 MHz channel in the applicable market, or (ii) we will seek to monetize a portion of our spectrum in certain markets by entering into channel sharing arrangements whereby we host one or more other broadcasters’ stations on one or more of our operating channels in exchange for a portion of such broadcasters’ proceeds from their spectrum sale in the auction. The FCC has adopted strict communications prohibitions with respect to the auction, which is scheduled for January 12, 2016 and will have important ramifications on us. See “Risk Factors—Risks Relating to Our Business and Our Industry—Our efforts to monetize our spectrum assets in the upcoming Broadcast Incentive Auction or otherwise may not be successful. We will not be able to communicate specific information about our efforts to monetize our spectrum in the auction until the results of the auction are publicly announced by the FCC which may adversely impact our ability to access the debt and equity markets during that period.”

If some or all of our television stations are required to change frequencies or otherwise modify their operations, our stations could incur substantial conversion costs, reduction or loss of over-the-air signal coverage or an inability to provide high definition programming and additional program streams, including mobile video services. More generally, we cannot predict the likelihood, timing or outcome of any additional FCC regulatory action in this regard or its impact upon our business.

On February 18, 2016, the FCC adopted an NPRM proposing new rules governing the manufacture and availability of video navigation devices. The proceeding’s stated objective is to make cable and satellite programming available through equipment—including possibly hardware, software (including applications), and combinations of hardware and software—other than a set-top box or other MVPD-controlled equipment. Under the FCC’s proposal, MVPDs will be required to make available their video programming, along with certain program guide information and access and security information, using specifications to be set by industry standards bodies, that will allow manufacturers, retailers and other entities not affiliated with an MVPD to design and build competitive navigation devices. We cannot predict whether the FCC will implement changes to its set-top box rules, or whether any such changes would have an adverse impact on our business or operations.

The foregoing does not purport to be a complete summary of all of the provisions of the Communications Act, or of the regulations and policies of the FCC thereunder. Proposals for additional or revised regulations and requirements are pending before, and are considered by, Congress and federal regulatory agencies from time to time. We generally cannot predict whether new legislation, court action or regulations, or a change in the extent of application or enforcement of current laws and regulations, would have an adverse impact on our operations.

MANAGEMENT

The following table sets forth certain information, as of the date set forth on the cover of this prospectus, regarding our executive officers, key officers and directors:

Name	Age	Position

Randel A. Falco	62	President and Chief Executive Officer, Director

Francisco J. Lopez-Balboa	55	Executive Vice President and Chief Financial Officer

Peter H. Lori	51	Executive Vice President, Deputy Chief Financial Officer and Chief Accounting Officer

Jonathan Schwartz	55	Chief Legal and Corporate Affairs Officer and Secretary

John W. Eck	56	Executive Vice President and Chief Local Media Officer

Margaret Lazo	50	Chief Human Resources Officer

Isaac Lee	45	Chief News, Entertainment and Digital Officer

Tonia O’Connor	47	Chief Commercial Officer and President of Content Distribution

Jessica Rodriguez	43	Executive Vice President and Chief Marketing Officer

Juan Carlos Rodriguez	51	President of Univision Deportes

Keith Turner	62	President of Sales and Marketing

Haim Saban	71	Chairman and Director

Zaid F. Alsikafi	41	Director

Alfonso de Angoitia	54	Director

Emilio Azcárraga Jean	48	Director

José Antonio Bastón Patiño	48	Director

Adam Chesnoff	52	Director

Henry G. Cisneros	69	Director

Julie Hong Clayton	35	Director

Michael P. Cole	44	Director

David E. Goel	46	Director

Michael N. Gray	43	Director

Jason Kilar	45	Director

Jonathan M. Nelson	60	Director

Gregory Norden	58	Director

James N. Perry, Jr.	56	Director

Enrique F. Senior Hernández	73	Director

David Trujillo	41	Director

Tony Vinciquerra	62	Director

Mr. Randel A. Falco has been our President and Chief Executive Officer and a member of our board of directors since June 2011. From January 2011 to June 2011, Mr. Falco served as our Executive Vice President and Chief Operating Officer. From November 2006 to March 2009, Mr. Falco served as Chairman and Chief Executive Officer of AOL, LLC where he was responsible for all business and strategic operations for the web services provider, after which he briefly retired before joining us. From May 2004 to November 2006, Mr. Falco served as President and Chief Operating Officer of NBC Universal Television Networks Group of NBC Universal, Inc. Mr. Falco holds a B.B.A. in Finance, an M.B.A and an honorary doctorate from Iona College. Mr. Falco is a member of the board of directors of Ronald McDonald House.

Mr. Francisco J. Lopez-Balboa has been our Executive Vice President and Chief Financial Officer since May 2015. From 1997 to 2013, Mr. Lopez-Balboa served as a Managing Director and Head of Telecom, Media and Technology Investment Grade Financing at Goldman, Sachs & Co., after which he briefly retired before joining us. While at Goldman Sachs, in addition to leading his group, Mr. Lopez-Balboa served on the Investment Banking Division’s Credit Markets Capital Committee. From 1991 until 1997, Mr. Lopez-Balboa ran Goldman Sachs’ debt capital markets efforts across multiple industries in the Midwest and West Coast regions including Industrial, Retail, Automotive and Telecom companies. Prior to joining Goldman Sachs in 1991, he was a Director in the Capital Markets Group at Merrill, Lynch & Co. Mr. Lopez-Balboa graduated from Columbia University with a B.A. in Economics and received his M.B.A. from Harvard Business School. Mr. Lopez-Balboa is an Emeritus member of the Board of Visitors of Columbia College in New York and a trustee of St. Mark’s School in Southborough, Massachusetts.

Mr. Peter H. Lori has been our Executive Vice President, Deputy Chief Financial Officer and Chief Accounting Officer since May 2015. From January 2010 until February 2015, Mr. Lori served as our Executive Vice President-Finance and Chief Accounting Officer, and from February 2015 until May 2015, Mr. Lori served as Interim Chief Financial Officer and Executive Vice President-Finance and Chief Accounting Officer. From April 2005 to December 2009, Mr. Lori served as our Senior Vice President, Corporate Controller and Chief Accounting Officer. From June 2002 to March 2005, Mr. Lori served as an audit partner of KPMG LLP. Mr. Lori holds a B.S. in Accounting from Montclair State University. Mr. Lori is on the Board of Directors and is the Chairman of the audit committee of Union Community Partners, LLC, a publicly-traded real estate development company.

Mr. Jonathan Schwartz has been our Chief Legal and Corporate Affairs Officer since May 2016, our Secretary since October 2012 and served as our Executive Vice President and General Counsel & Head of Government Relations from October 2015 to May 2016. From December 2012 to October 2015, Mr. Schwartz served as our General Counsel and Executive Vice President, Government Relations and Secretary. From January 2010 to December 2012, Mr. Schwartz served as Managing Director and General Counsel for JPMorgan’s Investment Bank, where he led the Legal and Compliance functions for the global investment bank. From 2003 to 2009, Mr. Schwartz served as Executive Vice President and General Counsel of Cablevision Systems Corporation. From August 2002 to July 2003, Mr. Schwartz served as Senior Vice President and Deputy General Counsel of Time Warner Inc. From May 2001 to August 2002, Mr. Schwartz served as General Counsel of Napster, an online music company. Earlier in his career, Mr. Schwartz held various government positions. He served as a judicial law clerk to Judge Harry T. Edwards on the U.S. Court of Appeals for the D.C. Circuit and to Justice Thurgood Marshall on the U.S. Supreme Court. He also served as a federal prosecutor in the U.S. Attorney’s Office for the Southern District of New York and a senior advisor to the Attorney General and the Deputy Attorney General at the U.S. Department of Justice in Washington, D.C. Mr. Schwartz holds a B.S. in Economics from the University of Pennsylvania, a J.D. from Stanford Law School and an M.Phil in International Relations from Cambridge University.

Mr. John W. Eck has been our Executive Vice President and Chief Local Media Officer since October 2015. From November 2011 to October 2015, Mr. Eck served as our Executive Vice President of Technology, Operations and Engineering. From 2005 to 2011, Mr. Eck served as President of Media Works at NBC Universal where he ran NBC affiliate relations, production and post-production operations, information technology and real estate and facilities. From 1993 to 2005, Mr. Eck served in various roles including EVP, Integration (NBC and Universal); President, Broadcast and Network Operations; EVP, Six Sigma; CFO, NBC International and other financial roles while at NBC Universal. Mr. Eck holds a B.S. in Business from Indiana University.

Ms. Margaret Lazo has been our Chief Human Resources Officer since April 2016. From August 2013 to March 2016, Ms. Lazo served as the Global Human Resources Leader for the Americas’ Commercial Lending and Leasing businesses for GE Capital where she oversaw the sale and disposition of a significant portfolio of assets and transition of employees to successor companies. From April 2012 to July 2013, Ms. Lazo led GE Capital’s Global Human Resources function for Commercial Real Estate. Prior to that, from September 1995 until April 2012, Ms. Lazo served in a number of human resources leadership roles at NBC Universal, including Executive Vice President of Human Resources, Senior Vice President of Human Resources for Telemundo Communications Group and Vice President of Human Resources for NBC’s owned television stations division. Ms. Lazo currently serves on the board of directors for the Hispanic Federation. Ms. Lazo holds a B.A. in Communications from St. John’s University.

Mr. Isaac Lee has been Chief News, Entertainment and Digital Officer since July 2016. From December 2015 to July 2016, Mr. Lee served as our Chief News and Digital Officer. From December 2010 to December 2015, Mr. Lee served as President of Univision News. He was also Chief Executive Officer of Fusion from October 2013 to August 2016. From 2006 to 2010, Mr. Lee served as Founder and Editor in Chief at Page One Media, publisher of PODER Magazine. Mr. Lee serves on the boards of directors of the Associated Press (AP), the Committee to Protect Journalists (CPJ), the ICFJ, on the Journalism Advisory board of ProPublica and the advisory board of the Peabody Awards. He is a Member of the Council on Foreign Relations and Foro IberoAmerica. He has produced an award-winning feature film, an international TV series and several documentaries. Mr. Lee studied Psychology at the Hebrew University of Jerusalem and received a M.A. in Journalism from the Universidad de Los Andes.

Mrs. Tonia O’Connor has been our Chief Commercial Officer since December 2015. From January 2011 to December 2015, Mrs. O’Connor served as our President, Content Distribution and Corporate Business Development. From January 2008 to January 2011, Mrs. O’Connor served as our Executive Vice President of Distribution Sales and Marketing. From December 1994 to December 2007, Mrs. O’Connor served in various roles including Executive Vice President, Affiliate Sales and Marketing and Senior Vice President of National Accounts of TV Guide Affiliates Sales of Gemstar TV Guide. Mrs. O’Connor holds a B.A. in Broadcast Journalism and a B.A. in International Relations from Syracuse University.

Ms. Jessica Rodriguez has been our Executive Vice President and Chief Marketing Officer since August 2014. From June 2012 to August 2014, Ms. Rodriguez served as our Executive Vice President of Program Scheduling and Promotions. From March 2011 to May 2012, Ms. Rodriguez served as our Senior Vice President of Univision Cable Networks. From October 2009 to February 2011, Ms. Rodriguez served as our Vice President, Special Assistant to the President of Univision Networks. Ms. Rodriguez holds a B.S. in Economics and Finance from Fordham University and an M.B.A. from Stanford University.

Mr. Juan Carlos Rodriguez has been our President of Univision Deportes since September 2012. From September 2009 to May 2012, Mr. Rodriguez served as Chief Executive Officer of Televisa Deportes Network at Televisa where he oversaw the network’s launch, among other networks and radio brands, and negotiated and acquired television and radio rights from worldwide vendors, including FIFA, NFL, MLB, NBA and UEFA. From December 1999 to July 2009, Mr. Rodriguez served as Co-Founder and Chief Executive Officer of Grupo Estadio, which, as a precursor to Televisa Deportes Network, was later acquired by Televisa. Mr. Rodriguez is the founder of Con Pelotas, A.C., a non-profit organization. Mr. Rodriguez holds a B.S. in Business Administration from the Universidad Iberoamericana.

Mr. Keith Turner has been our President of Sales and Marketing since September 2012. From September 2009 to September 2012, Mr. Turner served as Senior Vice President of Media Sales and Sponsorship at the NFL where he oversaw the NFL sponsorship business as well as advertising sales for all NFL media platforms, including NFL Network, NFL.com and NFL Mobile. From March 1987 to January 2007, Mr. Turner served in various roles including President of Sales and Marketing, Senior Vice President of Olympic and Sports Sales, Vice President of Olympic Sports Sales and Vice President of Sport Sales of NBC Universal. Mr. Turner holds a B.S. in Business Management and Marketing from C.W. Post.

Mr. Haim Saban has been the Chairman and a member of our board of directors since April 2007. Mr. Saban has served as Chairman and Chief Executive Officer of Saban Capital Group since January 2002. From June 1997 to October 2001, Mr. Saban served as Chairman and Chief Executive Officer of Fox Family Worldwide. Mr. Saban currently serves on the board of directors of Saban Capital Group and some of its affiliates. Mr. Saban previously served on the board of directors of ProSiebenSat.1 Media AG as chairman of the supervisory board, Television Francaise 1 and DirecTV, Inc.

Mr. Zaid F. Alsikafi has been a member of our board of directors since March 2007. Mr. Alsikafi is a Managing Director at Madison Dearborn. Prior to joining Madison Dearborn in 1999, Mr. Alsikafi was an investment banking analyst at Goldman, Sachs & Co. Mr. Alsikafi currently serves on the boards of directors of Centennial Towers, Quickplay Media, Q9 Networks and Liquid Web, Inc. Mr. Alsikafi holds a B.S. from the University of Pennsylvania and an M.B.A from Harvard University.

Mr. Alfonso de Angoitia has been a member of our board of directors since December 2010. Mr. Angoitia has served as Executive Vice President, Member of the Executive Office of the Chairman and Member of the Executive Committee of Grupo Televisa S.A.B. (“Grupo Televisa”) since 1999. From 1994 to 1999, Mr. Angoitia was a founding partner of the law firm Mijares, Angoitia, Cortés y Fuentes, S.C. Mr. Angoitia currently serves on the boards of directors of Grupo Televisa, Grupo Financiero Banorte and (as an alternate member) Fomento Económico Mexicano, S.A.B. de C.V. Mr. Angoitia holds a law degree from Universidad Nacional Autonoma de Mexico.

Mr. Emilio Azcárraga Jean has been a member of our board of directors since December 2010. Mr. Azcárraga Jean has served as President, Chief Executive Officer and Chairman of the board of directors of Televisa since April 1997. Mr. Azcárraga Jean currently serves on the boards of directors of Televisa and Banco Nacional de México, S.A. Mr. Azcárraga Jean studied Industrial Relations at the Iberoamericana University and holds an M.B.A. Honoris Causa from the Business Institute of Madrid, Spain.

Mr. José Antonio Bastón Patiño has been a member of our board of directors since December 2011. Mr. Bastón Patiño has served as President of Television and Contents of Grupo Televisa since 2008. From 2001 to 2008, Mr. Bastón Patiño served as Corporate Vice President of Television of Grupo Televisa. Mr. Bastón Patiño currently serves on the boards of directors of Grupo Televisa and several of its subsidiaries and other affiliated companies.

Mr. Adam Chesnoff has been a member of our board of directors since March 2007. Mr. Chesnoff has served as the President, Chief Executive Officer and member of the board of directors for Saban Capital Acquisition Corp. since March 2016. Mr. Chesnoff has served as the President and Chief Operating Officer of Saban Capital Group since 2002. Mr. Chesnoff currently serves on the boards of directors of Partner Communications (as Chairman), Saban Capital Group, Inc. and other affiliates of Saban Capital Group such as Saban Properties LLC, Saban Films LLC and Saban Real Estate LLC, Celestial Tiger Entertainment Ltd. (as Chairman) and on the Board of Commissioners of Media Nusantara Cinta Tbk. Mr. Chesnoff previously served on the boards of directors of ProSiebenSat.1 Media AG and Bezeq Communications. Mr. Chesnoff holds a B.A. in Economics and Management from Tel Aviv University and an M.B.A. from the University of California, Los Angeles.

Mr. Henry G. Cisneros has been a member of our board of directors since June 2007. Mr. Cisneros has served as a Chairman of CityView America, a joint venture to build affordable homes in metropolitan areas which he founded, since 2005. From August 2000 to June 2005, Mr. Cisneros served as Chairman of American CityVista, a joint venture with KB Home which he founded. From January 1997 to August 2000, Mr. Cisneros served as our President, Chief Operating Officer and a member of our board of directors. Mr. Cisneros currently serves on the boards of directors of CityView, La Quinta, New America Alliance and the San Antonio Hispanic Chamber of Commerce. Mr. Cisneros has previously served on the boards of directors of KB Home, Countrywide Financial Corporation and Live Nation. Mr. Cisneros holds a B.A. and an M.A. in Urban and Regional Planning from Texas A&M University, an M.P.A. from the John F. Kennedy School of Government at Harvard University and a Doctor in Public Administration from George Washington University.

Ms. Julie Hong Clayton has been a member of our board of directors since December 2015. Ms. Clayton is a Principal of TPG and leads TPG’s equity capital markets efforts across its platforms. Prior to joining TPG in September 2013, Ms. Clayton served as a Director of Bank of America Merrill Lynch in their Equity Capital Markets group from August 2004 to August 2013. Ms. Clayton holds an A.B. in Economics from Harvard College.

Mr. Michael P. Cole has been a member of our board of directors since April 2007. Mr. Cole has served as Chief Executive Officer of SevenSaoi Capital LLC, a private investment firm, since March 2016. Mr. Cole was President of MAEVA Group, a turnaround-oriented merchant bank since April 2014 to February 2016. From August 1997 to March 2014, Mr. Cole served in positions of increasing responsibility with Madison Dearborn, including as a Managing Director since 2007. Mr. Cole also serves as a member of the boards of directors and investment committees of the Lyric Opera of Chicago and the Big Shoulders Fund. Mr. Cole holds an A.B. from Harvard College.

Mr. David E. Goel has been a member of our board of directors since January 2014. Mr. Goel is a co-founder of Matrix Capital Management Company, LLC and has served as Managing General Partner since October 1999. Prior to forming Matrix in 1999, Mr. Goel was a Member and Technology Research Analyst at Tiger Management. Previously, he was an Associate at General Atlantic Partners and a Financial Analyst at Morgan Stanley, focusing on Technology Investment Banking. Mr. Goel is a Director of Popular, Inc., a bank with operations in New York and Puerto Rico. Mr. Goel is a Trustee of Phillips Exeter Academy, a Trustee of the Winsor School, Boston and a Trustee of the Museum of Fine Arts, Boston, MA. Mr. Goel received a B.A., magna cum laude, from Harvard University and is a graduate of Phillips Exeter Academy.

Mr. Michael N. Gray has been a member of our board of directors since April 2011. Mr. Gray is a Managing Director of Providence Equity. Prior to joining Providence Equity in August 2004, Mr. Gray served as a Vice President of First Union Capital Partners. Currently, Mr. Gray also serves on the board of directors of Grupo TorreSur and Trilogy International Partners. Mr. Gray holds a B.S. in Business Administration and a Master of Accounting from the University of North Carolina at Chapel Hill and an M.B.A. from the Stanford Graduate School of Business.

Mr. Jason Kilar has been a member of our board of directors since September 2016. Mr. Kilar is CEO and co-founder at Vessel. Prior to co-founding Vessel in 2013, Mr. Kilar was Chief Executive Officer of Hulu from 2007 until April 2013. Prior to Hulu, Mr. Kilar served in a variety of senior leadership roles with Amazon, including senior vice president, Worldwide Application Software, and vice president and general manager of Amazon’s North American media businesses. Mr. Kilar currently serves on the board of directors of Medical and Dental Commerce Corp., which is referred to as Brighter. Mr. Kilar previously served on the board of DreamWorks Animation. Mr. Kilar holds a B.A. from the University of North Carolina at Chapel Hill and an M.B.A. from Harvard Business School.

Mr. Jonathan M. Nelson has been a member of our board of directors since April 2007. Mr. Nelson has served as Chief Executive Officer and founder of Providence Equity since 1989. Mr. Nelson currently serves on the boards of directors of The Chernin Group, MLS Media, Television Broadcasts Limited and Soccer United Marketing, L.L.C., an affiliate of Major League Soccer. Mr. Nelson has previously served on the boards of directors of Metronet (now AT&T Canada), Inc., Bresnan Broadband Holdings, LLC, Brooks Fiber Properties, Inc. (now Verizon Communications Inc.), Eircom plc, Hulu, Metro-Goldwyn-Mayer Inc., Language Line, Voice Stream Wireless Corp. (now Deutsche Telecom A.G.), Warner Music Group Corp., Wellman Inc. and Western Wireless Corporation (now Alltel Corp.), Yankees Entertainment and Sports Network (YES) as well as numerous privately-held companies affiliated with Providence Equity and Narragansett Capital Inc. Mr. Nelson is also a trustee of Brown University, The Rockefeller University and Institute for Advanced Study and serves as a member of the Board of Dean’s Advisors at Harvard Business School. Mr. Nelson holds a B.A. from Brown University and an M.B.A. from Harvard University.

Mr. Gregory Norden has been a member of our board of directors since December 2015. Mr. Norden has served as Managing Director of G9 Capital Group, LLC since October 2010. From June 1989 to January 2010, Mr. Norden

held various senior positions with Wyeth/American Home Products, most recently as Wyeth’s Senior Vice President and Chief Financial Officer. Prior to this role, Mr. Norden was Executive Vice President and Chief Financial Officer of Wyeth Pharmaceuticals. Prior to his affiliation with Wyeth, Mr. Norden served as Audit Manager at Arthur Andersen & Company. Mr. Norden also serves on the boards of directors of NanoString Technologies, Zoetis and Royalty Pharma. Mr. Norden is a former director of Welch Allyn (acquired by Hill-Rom in September 2015), Lumara Health (acquired by AMAG Pharmaceuticals in November 2014) and Human Genome Sciences (acquired by GlaxoSmithKline in August 2012). Mr. Norden holds an M.S. in Accounting from Long Island University—C.W. Post and a B.S. in Management/Economics from the State University of New York—Plattsburgh.

Mr. James N. Perry, Jr. has been a member of our board of directors since March 2007. Mr. Perry is a Managing Director at Madison Dearborn, a position he has held since 1999. Prior to co-founding Madison Dearborn, Mr. Perry was with First Chicago Venture Capital for eight years. Prior to that, Mr. Perry worked at The First National Bank of Chicago. Mr. Perry currently serves on the boards of directors of Asurion Corporation, Centennial Towers, Quickplay Media, The Topps Company, Liquid Web, Inc. and Chicago Public Media. Over the last ten years Mr. Perry has served on the boards of directors of Cbeyond Communications, Cinemark, MetroPCS, and T-Mobile USA. Mr. Perry holds a B.A. in Economics from the University of Pennsylvania and an M.B.A. from The University of Chicago Booth School of Business.

Mr. Enrique F. Senior Hernández has been a member of our board of directors since December 2010. Mr. Senior Hernández has served as a Managing Director of Allen & Company, LLC since July 1972. Mr. Senior Hernández currently serves on the boards of directors of Televisa, Coca-Cola FEMSA, S.A.B. de C.V., Fomento Económico Mexicano, S.A.B. de C.V. and Cinemark Holdings, Inc. Mr. Senior Hernández holds a B.A. in Architecture, a B.E. in Electrical Engineering and a B.S. in Industrial Administration from Yale University, an M.B.A. from the Harvard University, and an honorary J.D. from Emerson College.

Mr. David I. Trujillo is a Partner of TPG and leads TPG’s Internet, Media and Communications investing efforts. Prior to joining TPG in January 2006, Mr. Trujillo was a Vice President of GTCR Golder Rauner, LLC from January 1998 through December 2005 and an investment banker at Merrill Lynch & Co. Mr. Trujillo is currently a Director of Cirque du Soleil, Creative Artists Agency (CAA), Layer3 TV, Inc. and RentPath. Mr. Trujillo led TPG’s growth equity investments in Airbnb, Spotify and Uber, as well as TPG’s historic credit investments in Citadel Broadcasting and Clear Channel Communications. Mr. Trujillo previously served on the boards of Fenwal Therapeutics, Sorenson Communications, HSM Electronic Protection Services and Triad Financial. Mr. Trujillo received a B.A. in Economics from Yale University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Tony Vinciquerra has been a member of our board of directors since October 2011. Mr. Vinciquerra has served as Senior Advisor of TPG since September 2011. From September 2008 to February 2011, Mr. Vinciquerra served as Chairman and Chief Executive Officer of Fox Networks Group. Mr. Vinciquerra currently serves on the audit committee of the board of directors of Qualcomm Incorporated and on the board of directors of Pandora Media Inc. Mr. Vinciquerra previously served on the board of directors of Motorola Mobility, where he served as the lead director. Mr. Vinciquerra holds a B.S. in Marketing from State University of New York at Albany.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our bylaws provide that our board of directors shall have 22 members or such other number as shall be fixed in accordance with our bylaws and the amended and restated principal investor agreement that we entered into with the Investors and Televisa (the “PIA”). The PIA grants each of the Investors and Televisa the right to appoint directors based on the dollar amount of their investment in our common stock. As of the date of this prospectus, each of the Investors may appoint three directors to the board of directors except for Saban Capital Group, which may appoint two directors. Since 2007, THL has elected not to appoint any members to the board of directors and instead has appointed three observers to the board of directors. Pursuant to the PIA, Televisa has the right to appoint four directors to the board of directors until such time as Televisa holds less than 95% of the 526,336 shares of our common stock held by Televisa, on a fully diluted basis, immediately following the closing of Televisa’s investment in us on December 20, 2010, which represent             shares of common stock following the Equity Recapitalization. Our board also included two independent directors. In 2011, our board of directors was expanded from 20 to 22 members pursuant to the resolutions of our board of directors and the consent of our stockholders in order to appoint an independent director and an additional Televisa designee. Due to certain vacancies and THL’s decision not to appoint any members to our board of directors, our board of directors is currently composed of 19 directors. Our executive officers and key employees serve at the discretion of our board of directors. For more information regarding the director designation rights of the Investors and Televisa, please see “Description of Capital Stock—Director Designation Rights.”

Background and Experience of Directors

The members of our board of directors were selected to serve as directors for the following reasons:

Mr. Saban—was nominated to our board of directors by Saban pursuant to their rights under the PIA.

Mr. Alsikafi—was nominated to our board of directors by Madison Dearborn pursuant to their rights under the PIA.

Mr. Angoitia—was nominated to our board of directors by Televisa pursuant to their rights under the PIA.

Mr. Azcárraga Jean—was nominated to our board of directors by Televisa pursuant to their rights under the PIA.

Mr. Bastón Patiño—was nominated to our board of directors by Televisa pursuant to their rights under the PIA.

Mr. Chesnoff—was nominated to our board of directors by Saban pursuant to their rights under the PIA.

Mr. Cisneros—was elected to our board of directors based on his extensive history with and knowledge of Univision through his prior service as President and Chief Operating Officer, his business experience both before and after he joined us and his experience serving on the boards of other companies.

Ms. Clayton—was nominated to our board of directors by TPG pursuant to their rights under the PIA.

Mr. Cole—was nominated to our board of directors by Madison Dearborn pursuant to their rights under the PIA;

Mr. Falco—was elected to our board of directors based on his service as President and Chief Executive Officer and his business experience both before and after he joined us.

Mr. Goel—was elected to our board of directors based on his strong business experience and leadership skills, including as co-founder and Managing General Partner of Matrix Capital Management Company.

Mr. Gray—was nominated to our board of directors by Providence Equity pursuant to their rights under the PIA.

Mr. Kilar—was nominated to our board of directors by Providence Equity pursuant to their rights under the PIA.

Mr. Nelson—was nominated to our board of directors by Providence Equity pursuant to their rights under the PIA.

Mr. Norden—was elected to our board of directors based on his strong business experience, leadership skills and his experience serving on the boards of other companies.

Mr. Perry—was nominated to our board of directors by Madison Dearborn pursuant to their rights under the PIA.

Mr. Senior Hernández—was nominated to our board of directors by Televisa pursuant to their rights under the PIA.

Mr. Trujillo—was nominated to our board of directors by TPG pursuant to their rights under the PIA.

Mr. Vinciquerra—was nominated to our board of directors by TPG pursuant to their rights under the PIA.

Director Independence

Our board of directors has affirmatively determined that                                                                               are independent directors under the applicable rules of the NYSE.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Pursuant to the PIA, each committee of the board of directors shall be comprised of at least one director appointed by each Investor and Televisa, unless the Investor or Televisa waive such requirement. Since THL has elected not to appoint any directors, they are not represented on any committees.

Audit Committee

The primary purpose of our audit committee is to assist the board’s oversight of our accounting and financial reporting processes. After this offering,                     will serve on the audit committee and a THL appointee will serve as an observer.                      qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K. Our board of directors has affirmatively determined that                     meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable SEC and NYSE rules.

Compensation Committee

The primary purpose of our compensation committee is to determine, approve and administer compensation policies and programs. After this offering,                     will serve on the compensation committee and a THL appointee will serve as an observer. Upon the consummation of this offering, our compensation committee will meet the requirements of the rules of the NYSE. The compensation committee is governed by a charter that complies with the rules of the NYSE.

Nominating and Corporate Governance Committee

The primary purposes of our nominating and corporate governance committee are to identify and screen individuals qualified to serve as directors and recommend to the board of directors candidates for nomination for election; review and recommend to the board of directors with respect to our corporate governance guidelines; coordinate and oversee the annual self-evaluation of the board of directors and its committees; and review our overall corporate governance and recommend improvements for approval by the board of directors where appropriate. After this offering,                      will serve on the nominating and corporate governance committee, and a THL appointee will serve as an observer. The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.

Finance Committee

The primary purpose of our finance committee is to evaluate our capital structure from time to time and on behalf of the board of directors. After this offering,                      will serve on the finance committee and a THL appointee will serve as an observer.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company.

Code of Conduct

We have adopted a code of conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. After this offering, the code of conduct will be available on our website at www.univision.net. After this offering, any waiver to or amendment of the code for directors or executive officers may be made only by our audit committee and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of conduct on our website.

Corporate Governance Guidelines

After this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE, as applicable, that serve as a framework within which our board of directors and its committees operate. A copy of our corporate governance guidelines will be posted on our website.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. Our amended and restated certificate of incorporation further provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except to the extent that exculpation from liability is not permitted under the DGCL. We have also entered into indemnification agreements with each of our directors. These agreements, among other things, require us to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Overview

This compensation discussion and analysis discusses our executive compensation philosophy, objectives, and design; our compensation-setting process, our executive compensation program components; and decisions made in 2015 with respect to the compensation of each of our named executive officers. Our named executive officers for 2015 were:

•	Randel A. Falco, President and Chief Executive Officer;

•	Andrew W. Hobson, former Senior Executive Vice President and Chief Financial Officer;

•	Jonathan Schwartz, Chief Legal and Corporate Affairs Officer and Secretary;

•	Roberto Llamas, Executive Vice President, Chief Human Resources Officer and Community Empowerment Officer;

•	Peter H. Lori, Executive Vice President, Deputy Chief Financial Officer and Chief Accounting Officer; and

•	Francisco J. Lopez-Balboa, Executive Vice President and Chief Financial Officer.

Mr. Hobson resigned effective February 13, 2015. Peter H. Lori, who held the position of Executive Vice President-Finance and Chief Accounting Officer since January 2010, also served as Interim Chief Financial Officer from February 13, 2015 until May 6, 2015. On May 7, 2015, Francisco J. Lopez-Balboa was named Chief Financial Officer and Executive Vice President, effective immediately. Mr. Llamas resigned effective March 8, 2016. See “—Management.”

Executive Compensation Program Objectives and Philosophy

We place great importance on our ability to attract, retain, motivate and reward experienced executives who enable us to achieve strong financial and operational performance and sustainable increases in stockholder value. To achieve our objectives, we need a highly talented team comprised of managers and employees experienced in cable programming, broadcast networks, digital or other media. Our named executive officers have extensive experience in each of these and related areas.

We offer both short-term and long-term incentive compensation programs in which overall compensation is tied to key strategic, operational and financial goals such as our Bank Credit Adjusted OIBDA, subscription revenue and comparative market performance based on advertising revenue.

As we transition from being a privately-held company, we will evaluate our executive compensation programs, including both the design of direct and indirect compensation plans, as well as the magnitude of total compensation opportunities as circumstances require, based on our business objectives and the competitive environment for talent. In doing so, we will maintain an appropriate balance between (1) short-term and long-term compensation, (2) cash and equity-based compensation and (3) awards tied to specific performance objectives versus those tied to continued service. It is our intention to continue our emphasis on pay-for-performance and long-term incentive compensation for our executive officers and, as further discussed below, we expect that long-term equity incentive awards will make up a greater percentage of our overall compensation following the consummation of this offering than they have historically. We plan to adopt a new equity incentive plan as discussed further below.

Setting Compensation

Role of Compensation Committee

Our executive compensation program is overseen by our compensation committee. Among other responsibilities, the compensation committee (1) directs our executive compensation policies and practices, (2) reviews and determines the compensation of our President and Chief Executive Officer and other executive officers and (3) oversees our executive compensation policies and plans including reviewing, approving and administering compensation plans, policies and programs and determining the size and structure of equity awards.

Role of Compensation Consultant

The compensation committee has the authority to engage outside consultants and advisers to assist in the performance of its duties and responsibilities. The compensation committee engaged Frederic W. Cook & Co., Inc. as its independent compensation consultant to assist the compensation committee in designing and establishing compensation programs and determining decisions for 2015 and future periods.

Role of Management

From time to time, our President and Chief Executive Officer, our Chief Financial Officer, our Chief Legal and Corporate Affairs Officer and Secretary and our Chief Human Resources Officer attend meetings of the compensation committee to present information and answer questions. Our President and Chief Executive Officer makes recommendations to the compensation committee regarding compensation for the other named executive officers based upon our overall financial performance as well the responsibilities and achievements of the respective named executive officers. Other members of senior management provide support to the compensation committee as needed. No executive officer participated directly in the deliberations or determinations regarding his or her own compensation package.

Reference Book

The compensation committee reviews an executive reference book that is provided by management. The reference book serves to provide a “tally sheet” summary of base salary, bonus and equity awards granted to the named executive officers for the completed fiscal year. The reference book also sets forth individual performance highlights, employment contract details and historical compensation. In 2015, the compensation committee considered the reference book and other internal factors, including experience, skills, position, level of responsibility, historic and current compensation levels, internal relationship of compensation levels between executives, as well as attraction and retention of executive talent to determine appropriate level of compensation. In determining 2015 compensation, the compensation committee did not use a formula for taking into account these different factors and the total compensation for our named executive officers was not determined based on any pre-set or specified percentile of market. Rather, we sought to compensate our executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive team at a market-competitive and affordable level of cost that is supported by performance. We rely heavily on the knowledge and experience of the compensation committee in determining the appropriate compensation levels and mix for our executive officers.

Benchmarking

The compensation committee did not undertake any formal benchmarking to determine compensation for 2015. While the compensation committee did not undertake any formal benchmarking to determine compensation for 2015, the committee hired Frederic W. Cook & Co., Inc., a compensation consultant, to analyze and advise on compensation matters. From time to time, the compensation committee and our senior management takes into consideration the aggregated survey results from the CTHRA Cable Programmers / Broadcast Networks Compensation Survey, a participant-only compensation survey conducted annually to provide compensation data for positions in television broadcast and programming. The identity of individual companies comprising the survey data is not disclosed to or considered by, the compensation committee or senior management in its evaluation process. Therefore, the compensation committee does not consider the identity of the companies comprising the survey data to be material for this purpose.

Elements of Compensation

Our executive compensation program consists of three principal elements, each of which is important to our desire to attract, retain, motivate and reward highly-qualified executives and to support our primary objective of aligning pay with performance. The three principal compensation elements are base salary, annual cash incentive bonuses and long-term equity incentives. In addition, each executive officer is also eligible to receive certain benefits, which are generally provided to all other eligible employees, and certain perquisites described below.

The compensation committee reviews our historical compensation and other information provided by senior management and other factors such as experience, performance and length of service to determine the appropriate level and mix of compensation for executive officers, by position and grade level. In support of our pay-for-performance philosophy, a significant percentage of total compensation opportunity is allocated to incentive compensation. To ensure that the executives who are most responsible for developing and executing our short- and long-term strategic plan are held most accountable for the outcome, the portion of total compensation opportunity delivered through variable incentives varies in direct proportion to each executive’s level and role within the organization.

The table below summarizes the current elements of our executive compensation program and what each element is designed to reward:

Compensation Element	Description
Base Salary	• Fixed level of compensation • Determined within a competitive range • Provides minimum level of cash compensation to attract and retain executives

Annual Incentive Bonus	• Performance-based cash incentive opportunity • Motivates executives to achieve specific company and individual performance goals and objectives in each fiscal year

Long-Term Equity Incentive Award (Restricted Stock Units and Stock Options)	• Aligns the executive’s interest with long-term stockholder interests • Variable pay based on increases in our stock price over time • Motivates executives to achieve long-term objectives

Other Compensation and Benefits

•       Health and welfare benefits and perquisites provide a cost-efficient manner to attract and retain executives

•       401(k) Plan provides an opportunity for tax-efficient savings and long-term financial security

The compensation committee believes that the combination of these elements offers the best approach to achieving our compensation goals, including attracting and retaining talented and capable executive officers and motivating them to expend maximum effort to improve business results, earnings and the overall value of our business.

Base Salaries

The compensation committee is responsible for setting the base salaries of the named executive officers. Base salaries for these executives have been set at levels that are intended to reflect the competitive marketplace in attracting and retaining talented executives. The employment agreements of each of the named executive officers contain a minimum base salary level. For information regarding these minimum base salary levels, please see “—Employment Agreements” below. The compensation committee currently reviews the salaries of the named executive officers on an annual basis and may increase executive salaries. Based on an evaluation of the executive’s performance, experience, grade level and the competitive marketplace, and in accordance with the terms of the employment agreements, the compensation committee, in its discretion, has increased base salaries for the named executive officers typically at 12 to 15 month intervals. The compensation committee reviewed the base salaries of the named executive officers in 2015 and based on its evaluation, increased the annualized base salaries in 2015 over 2014, for certain of our named executive officers, as follows:

Named Executive Officer	2015 Base Salary	2014 Base Salary
Randel A. Falco	$1,750,000	$1,750,000
Andrew W. Hobson(1)	$1,350,000	$1,333,333
Jonathan Schwartz	$1,100,000	$968,750
Roberto Llamas(2)	$725,000	$712,500
Peter H. Lori(3)	$661,673	$581,799
Francisco J. Lopez-Balboa(4)	$1,000,000	$—

(1)	Mr. Hobson resigned effective February 13, 2015 and received $168,750 in salary for 2015.
(2)	Mr. Llamas resigned effective March 8, 2016.
(3)	Mr. Lori’s annual base salary increased to $700,000 effective as of May 4, 2015.
(4)	Mr. Lopez-Balboa was hired effective May 7, 2015 and received $651,923 in salary for 2015.

Annual Incentive Bonus

The compensation committee has the authority to award annual performance bonuses to our named executive officers. We believe that annual bonuses based on performance serve to align the interests of senior management and stockholders, and our annual bonus program is primarily designed to reward increases in Bank Credit Adjusted OIBDA, subscription revenue and market performance. We consider these to be key measures of our operating performance.

Annual incentive compensation for 2015 for our named executive officers was allocated from a target incentive bonus pool for all of our senior management established in the first fiscal quarter of 2015, 70% of which was based on our Bank Credit Adjusted OIBDA for the year ended December 31, 2015, 15% of which was based on comparative market performance based on advertising revenue reported by third-party sources and 15% of which was based on the subscription revenue for the year ended December 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess Performance of our Business” for a definition of Bank Credit Adjusted OIBDA. A reconciliation of Bank Credit Adjusted OIBDA and Adjusted OIBDA to net income (loss) attributable to Univision Holdings, Inc., which is the most directly comparable GAAP financial measure, is presented in “Summary—Summary Historical Financial and Other Data.”

For 2015, our target performance across the components used to determine our incentive bonus pool for all of our senior management was as follows:

	Target	Actual	% of Target Earned
Performance Components:
Bank Credit Adjusted OIBDA (70%)	$1,346.0 million	$1,347.8	100.2
Comparative market performance based on advertising revenue reported by third-party sources (15%)	425.0 bps	$209.8	76.2
Subscription revenue (15%)	$752.0 million	$783.3	120.8
Incentive Bonus Pool(1)	$37.0 million	$36.9	99.7

(1)	Our 2015 incentive bonus pool for all of our senior management was subject to an overall cap of $47.7 million.

Individual bonuses are performance based and as such, can be highly variable from year to year. The annual incentive bonuses for our named executive officers are determined by our compensation committee and, except with respect to his own bonus, our President and Chief Executive Officer. The annual incentive award targets for named executive officers are generally based on a percentage of annual base salary. The employment agreement of each named executive officer contains a target bonus level. For information regarding these target bonus levels, please see “—Employment Agreements” below.

The compensation committee currently reviews the target bonus levels of the named executive officers on an annual basis. The compensation committee evaluates each executive’s performance, experience and grade level and may adjust, upward or downward, executive target bonus levels accordingly. While the compensation committee uses each executive’s target bonus as a guideline, the actual bonus paid out under the plan is determined by the compensation committee in a discretionary manner based on its evaluation of the executive’s performance during the year, taking into account the recommendation of our President and Chief Executive Officer (except with respect to his own compensation), based on his annual evaluation of each executive’s performance and contributions during the year.

For 2015, each of our named executive officers earned the following annual incentive award:

Named Executive Officer	2015 Target Bonus	2015 Annual Incentive Bonus
Randel A. Falco(1)	$2,905,000	$3,200,000
Andrew W. Hobson(2)	$1,890,000	$—
Jonathan Schwartz(3)	$1,500,000	$1,575,000
Roberto Llamas(4)	$725,000	$725,000
Peter H. Lori(5)	$700,000	$800,000
Francisco J. Lopez-Balboa(6)	$1,000,000	$1,100,000

(1)	Mr. Falco’s 2015 target bonus was 166% of his effective base salary.
(2)	Mr. Hobson’s 2015 target bonus was 140% of his effective base salary.
(3)	Mr. Schwartz’s 2015 target bonus was 136% of his effective base salary as of January 1, 2015.
(4)	Mr. Llamas’ 2015 target bonus was 100% of his effective base salary.
(5)	Mr. Lori’s 2015 target bonus was 100% of his effective base salary as of May 4, 2015.
(6)

Mr. Lopez-Balboa’s target annual bonus was 100% of his effective base salary. For 2015, Mr. Lopez-Balboa’s annual bonus was guaranteed to be at least 100% of his effective base salary as of May 7, 2015, prorated for the number of days he was employed in 2015, however, the Company opted to pay Mr. Lopez-Balboa an annual bonus of $1.1 million for 2015.

Long-Term Equity Incentive Awards

The named executive officers received awards under our long-term incentive program in 2015, which consisted of time-based vesting nonqualified stock option awards, issued in connection with the settlement of a portion of the restricted stock unit awards granted in 2013 and time-based restricted stock units. We believe restricted stock units and stock options provide the named executive officers with an incentive to improve our stock price performance and create a direct alignment with stockholders’ interests, as well as a continuing stake in our long-term success.

Restricted Stock Units

We granted restricted stock unit awards to certain named executive officers in 2015. The restricted stock unit awards granted to Messrs. Lopez-Balboa and Lori vest over three years at a rate of 33.3% per year beginning on May 7, 2016 for Mr. Lopez-Balboa and May 4, 2016 for Mr. Lori. Twenty-five percent of the restricted stock unit awards granted to Mr. Schwartz vested on September 10, 2015 and 25% will vest on each of the first three anniversaries of May 19, 2015. For each of these awards, the vesting is contingent upon the recipient being continuously employed on the applicable vesting date, provided that all or a portion of a recipient’s award may vest upon termination of employment under certain circumstances. We did not grant any restricted stock unit awards in 2014. We granted restricted stock unit awards in 2013, which vested 25% on July 15, 2014, 25% on July 15, 2015 and will vest 25% on each July 15, 2016 and 2017 as long as the recipient is continuously employed on the applicable vesting date, provided that all or a portion of a recipient’s award may vest upon termination of employment under certain circumstances. Information regarding restricted stock units granted to the named executive officers is set forth under “2015 Summary Compensation Table” and “2015 Grants of Plan Based Awards” below.

The following table sets forth certain information regarding the grants of restricted stock units to our named executive officers in 2015:

Name of Executive Officer	2015 Restricted Stock Unit Award(1)
Randel A. Falco	—
Andrew W. Hobson	—
Jonathan Schwartz	$4,049,375
Roberto Llamas	—
Peter H. Lori	$1,439,873
Francisco J. Lopez-Balboa	$1,278,750

(1)

Amounts shown in the column “2015 Restricted Stock Unit Award” present the aggregate grant date fair value of the restricted stock units granted in the fiscal year. The estimated grant date fair value was based on a valuation of $426.25 per share as of April 7, 2015. The estimated fair value of our stock was based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

Additional information regarding restricted stock units granted to the named executive officers appears in the “Outstanding Equity Awards at December 31, 2015” and “Potential Payments upon Termination or Change in Control” tables below.

Stock Options

Each nonqualified stock option granted to our named executive officers in 2015 was issued in connection with the settlement of a portion of the restricted stock unit awards granted in 2013. Each such nonqualified stock option was granted with respect to the number of shares surrendered to cover such officers’ withholding tax obligations upon net settlement of the vested restricted stock units at an exercise price no less than the fair market value of the shares of common stock underlying such option on the grant date of such option. This grant of nonqualified stock options enabled the named executive officers to maintain their percentage ownership in us in connection with the net settlement of their restricted stock units. Such nonqualified stock options vest over three years, at a rate of 33.3% per year, beginning on May 19, 2016 for Mr. Schwartz and on July 15, 2016 for Messrs. Falco and Lori. Nonqualified stock options granted in 2015 fully vest upon a liquidity event (including a change of control or the commencement of this offering) or termination of employment under certain circumstances. Information regarding nonqualified stock options granted for the named executive officers is set forth under “2015 Summary Compensation Table” and “2015 Grants of Plan Based Awards” below.

The following table sets forth certain information regarding the grants of stock options to our named executive officers in 2015:

Named Executive Officer	2015 Option Award(1)
Randel A. Falco	$730,850
Andrew W. Hobson	$—
Jonathan Schwartz	$173,607
Roberto Llamas	$98,921
Peter H. Lori	$96,511
Francisco J. Lopez-Balboa	$—

(1)

Amounts shown in the column “2015 Option Awards” presents the aggregate grant date fair value of option awards granted in the fiscal year in accordance with ASC 718, Compensation—Stock Compensation. The estimated grant date fair value was based on a valuation of $384.42 per share. For a description of the assumptions used in calculating the fair value of equity awards in 2014 under ASC 718, see Notes 1 and 15 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus. These amounts reflect our cumulative accounting expense over the vesting period and do not correspond to the actual values that were to be realized by the named executive officers. The estimated fair value of our stock was based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities. The assumptions used in calculating the fair value of equity awards in 2015 were substantially similar to the assumptions used in 2014.

Additional information regarding nonqualified stock options granted during and prior to 2015 for the named executive officers appears in the “Outstanding Equity Awards at December 31, 2015” and “Potential Payments upon Termination or Change in Control” tables below.

Awards in Connection with this Offering

One of our named executive officers will receive equity grants as part of the IPO Equity Awards as follows:

Name	Award

Post-Offering Long-Term Equity Incentive Awards

We have historically granted equity awards to named executive officers when they commenced employment with us and have from time to time thereafter made additional grants as and when our compensation committee determined appropriate. In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the 2016 Equity Incentive Plan, pursuant to which our named executive officers will receive annual equity awards, beginning in the              quarter of 2016. Following the completion of this offering, we expect to issue equity incentive awards at a higher rate than we have historically in order to further align the interest of management and the holders of our Class A common stock by having long-term equity incentive awards make up a greater percentage of our overall compensation than they have in the past. Forty-percent of the value of the executives’ annual equity awards in 2016 will be in the form of options, 50% of the value will be in the form of performance-based restricted stock units and 10% of the value will be in the form of time-based restricted stock units. The options will vest over four years from the date of grant at a rate of 6.25% at the end of each quarter following the date of grant. The performance vesting criteria for the performance-based restricted stock units has not yet been determined, but our compensation committee intends to establish such criteria in the              quarter of 2016. The time-based restricted stock units will vest over three years from the date of grant at a rate of 33.3% per year.

Other Compensation and Benefits

Health and Welfare Benefits

The named executive officers are eligible to participate in the same health and welfare benefit plans made available to the other benefits-eligible employees, including, for example, medical, dental, vision, life insurance and disability coverage. In addition to the standard life insurance available to all employees (based on a multiple of base salary, up to a $4.0 million cap on the total amount of life insurance), in 2015, we provided Mr. Falco with long-term disability benefits of $561,000 per year. The expected death benefits are expected to grow over time to the extent that the dividends payable on the policy values exceed the premiums required to fund the death benefit. Information regarding premiums paid by us are set forth in the “2015 Summary Compensation Table” below.

Perquisites

We provide perquisites to certain executive officers, which may include financial and tax services, commuting expenses, automobile allowance, holiday gifts and reimbursement for annual physical examinations. The aggregate value of perquisites received by the named executive officers is set forth in the “2015 Summary Compensation Table” below.

401(k) Plan

Under the Univision Savings Tax Advantage Retirement Plan (the “401(k) Plan”), a tax-qualified retirement savings plan, participating employees, including executive officers, may contribute into their plan accounts a percentage of their eligible pay on a before-tax basis as well as a percentage of their eligible pay on an after-tax basis. In 2015, we made a matching contribution of $0.50 for each $1.00 for the first 3% of eligible pay contributed by participating employees and, in 2016, will continue to make matching contributions of $0.50 for each $1.00 for the first 3% of eligible pay contributed (up to a cap of $3,975 per participating employee). Our matching contributions are not subject to vesting limitations. Matching contributions made by us under the 401(k) Plan to the named executive officers in 2015 are set forth in the “2015 Summary Compensation Table” below.

Post-Termination Compensation

Our executives have helped build us into the successful enterprise that we are today and we believe that post-termination benefits are integral to our ability to attract and retain talented executives.

Under certain circumstances, payments or other benefits may be provided to employees upon the termination of their employment with us. The amount and type of any payment or benefit will depend upon the circumstances of the termination of employment. These may include termination by us without “cause,” termination by the employee for “good reason,” voluntary resignation by the employee without “good reason,” death, disability, or termination following a change in control. The definitions of “cause” and “good reason” vary among the different employment agreements with the named executive officers and the equity award agreements.

For a description and quantification of the severance and other benefits payable to each of the named executive officers and accelerated equity award vesting under the different circumstances of termination, please see “Potential Payments Upon Termination or Change in Change in Control” below.

Employment Agreements

We have written employment agreements with our current named executive officers and had an employment agreement with Mr. Hobson, who resigned effective February 13, 2015. For a description of the terms and provisions of the employment agreements, see “—Employment Agreements” below.

Parachute Tax Gross-Up

If the Company’s stock is readily tradable on an established securities market or otherwise for purposes of Section 280G of the Code, Mr. Falco is entitled to tax gross-up payments in the event that any payment or benefit to such individual would be an “excess parachute payment” as defined in Section 280G of the Code and subject to the excise tax imposed by Section 4999 of the Code, as well as indemnification by the Company for any interest, penalties or additions to tax payable by the executive as a result of the imposition of such excise tax or gross-up payment.

Tax Deductibility of Compensation

Section 162(m) of the Code generally disallows publicly held companies a tax deduction for compensation in excess of $1 million paid to their chief executive officer and the next three most highly compensated executive officers (other than the chief financial officer) unless such compensation qualifies for an exemption for certain compensation that is based on performance. Section 162(m) of the Code provides transition relief for privately held companies that become publicly held, pursuant to which the foregoing deduction limit does not apply to any remuneration paid pursuant to compensation plans or agreements in existence during the period in which the corporation was not publicly held if, in connection with an initial public offering, the prospectus accompanying the initial public offering discloses information concerning those plans or agreements that satisfies all applicable securities laws then in effect. If the transition requirements are met in connection with an initial public offering, the transition relief continues until the earliest of (i) the expiration of the plan or agreement, (ii) the material modification of the plan or agreement, (iii) the issuance of all employer stock and other compensation that has been allocated under the plan or (iv) the first meeting of the stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program will satisfy the requirements for exemption from the $1 million deduction limitation, to the extent applicable. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The compensation committee will monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance based and consistent with our goals and the goals of our stockholders.

2015 Summary Compensation Table

The following table sets forth certain information with respect to compensation earned by our named executive officers for the year ended December 31, 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Randel A. Falco	2015	1,750,000	—	—	730,850	3,200,000	—	137,506	5,818,356
President and Chief Executive Officer

Andrew W. Hobson	2015	168,750	—	—	—	—	—	5,233	173,983
former Senior Executive Vice President and Chief Financial Officer(5)

Jonathan Schwartz	2015	1,100,000	—	4,049,375	173,607	1,575,000	—	3,975	6,901,957
Chief Legal and Corporate Affairs Officer and Secretary

Roberto Llamas(6)	2015	725,000	—	—	98,921	725,000	—	375	1,549,296
Executive Vice President, Chief Human Resources Officer and Community Empowerment Officer

Peter H. Lori	2015	661,673	150,000	1,439,873	96,511	800,000	—	3,975	3,152,032
Executive Vice President, Deputy Chief Financial Officer and Chief Accounting Officer

Francisco J. Lopez-Balboa	2015	651,923	—	1,278,750	—	1,100,000	—	15,903	3,046,576
Executive Vice President and Chief Financial Officer

(1)	Mr. Lori received a bonus of $150,000 for his service as Interim Chief Financial Officer from February 13, 2015 through May 6, 2015.
(2)

Amounts shown in the column “Stock Awards” present the aggregate grant date fair value of the restricted stock units granted in the fiscal year. The estimated grant date fair value was based on a valuation of $426.25 per share as of April 7, 2015. The estimated fair value of our stock was based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

(3)

Amounts shown in the column “Option Awards” present the aggregate grant date fair value of option awards granted in the fiscal year in accordance with ASC 718, Compensation—Stock Compensation. The estimated grant date fair value was based on a valuation of $384.42 per share. For a description of the assumptions used in calculating the fair value of equity awards in 2015 under ASC 718, see Notes 1 and 15 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus. The assumptions used in calculating the fair value of equity awards in 2015 were substantially similar to the assumptions used in 2014. These amounts reflect our cumulative accounting expense over the vesting period and do not correspond to the actual values that were to be realized by the named executive officers. The estimated fair value of our stock was based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

(4)

Reflects contributions to the 401(k) Plans, premiums paid for long-term disability insurance, reimbursed commuting expenses, reimbursed automobile allowances and holiday gifts, as set forth in the below table.

Name	Contributions to 401(k) Plan	Premiums Paid for Long-Term Disability Insurance	Commuting Expenses	Automobile Allowance	Holiday Gifts
Randel A. Falco	$—	$12,874	$123,983	$—	$649
Andrew W. Hobson	2,531	—	2,102	600	—
Jonathan Schwartz	3,975	—	—	—	—
Roberto Llamas	—	—	—	—	375
Peter H. Lori	3,975	—	—	—	—
Francisco J. Lopez-Balboa	3,975	—	—	—	15,278

(5)

Mr. Hobson resigned as Senior Executive Vice President and Chief Financial Officer effective February 13, 2015. Peter H. Lori, who held the position of Executive Vice President-Finance and Chief Accounting Officer since January 2010, also served as Interim Chief Financial Officer from February 13, 2015 until May 6, 2015. See “—Management.”

(6)	Mr. Llamas resigned as Executive Vice President, Chief Human Resources Officer and Community Empowerment Officer effective March 8, 2016.

2015 Grants of Plan-Based Awards

The following table summarizes plan-based awards granted to our named executive officers for the year ended December 31, 2015.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards(2)	Number of Securities Underlying Stock Awards(3)	Grant Date Fair Value of Stock Awards(4)
Name	Award	Grant Date	Threshold ($)	Target ($)	Maximum (#)	(#)	($/Sh)	($)	#	($)
Randel A. Falco	Non-Equity Incentive Award	—	—	2,905,000	—	—	—	—	—	—
	Stock Option Grant	12/22/15	—	—	—	5,157	384.42	730,850	—	—

Andrew W. Hobson	Non-Equity Incentive Award	—	—	1,890,000	—	—	—	—	—	—
	Stock Option Grant	—	—	—	—	—	—	—	—	—

Jonathan Schwartz	Non-Equity Incentive Award	—	—	1,500,000	—	—	—	—	—	—
	Stock Option Grant	12/22/15	—	—	—	1,225	384.42	173,607	—	—
	Restricted Stock Units	5/19/15	—	—	—	—	—	—	9,500	4,049,375

Roberto Llamas	Non-Equity Incentive Award	—	—	725,000	—	—	—	—	—	—
	Stock Option Grant	12/22/15	—	—	—	698	384.42	98,921	—	—

Peter H. Lori	Non-Equity Incentive Award	—	—	700,000	—	—	—	—	—	—
	Stock Option Grant	12/22/15	—	—	—	681	384.42	96,511	—	—
	Restricted Stock Units	05/04/15	—	—	—	—	—	—	3,378	1,439,873

Francisco J. Lopez-Balboa	Non-Equity Incentive Award	—	—	1,000,000	—	—	—	—	—	—
	Restricted Stock Units	05/07/15	—	—	—	—	—	—	3,000	1,278,750

(1)

Nonqualified stock options granted in 2015 vest over three years, at a rate of 33.3% per year, beginning on May 19, 2016 for Mr. Schwartz and on July 15, 2016 for Messrs. Falco and Lori. Mr. Llamas’ stock options vested in full upon his resignation effective as of March 8, 2016.

(2)

Amounts shown in the column “Grant Date Fair Value of Stock and Option Awards” presents the aggregate grant date fair value of option awards granted in the fiscal year in accordance with ASC 718, Compensation—Stock Compensation. The estimated grant date fair value was based on a valuation of

$384.42 per share. For a description of the assumptions used in calculating the fair value of equity awards in 2014 under ASC 718, see Notes 1 and 15 to our audited consolidated financial statements for the year ended December 31, 2015 included elsewhere in this prospectus. The assumptions used in calculating the grant date fair value of equity awards in 2015 were substantially similar to the assumptions used in 2014. These amounts reflect our cumulative accounting expense over the vesting period and do not correspond to the actual values that were to be realized by the named executive officers. The estimated fair value of our stock was based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

(3)

Restricted stock unit awards granted to Messrs. Lopez-Balboa and Lori vest over three years at a rate of 33.3% per year beginning on May 7, 2016 for Mr. Lopez-Balboa and May 4, 2016 for Mr. Lori. Twenty-five percent of the restricted stock unit awards granted to Mr. Schwartz vested on September 10, 2015 and 25% will vest on each of the first three anniversaries of May 19, 2015. For each of these awards, the vesting is contingent upon the recipient being continuously employed on the applicable vesting date.

(4)

Amounts shown in the column “Grant Date Fair Value of Stock Awards” present the aggregate grant date fair value of the restricted stock units granted in the fiscal year. The estimated grant date fair value was based on a valuation of $426.25 per share as of April 7, 2015. The estimated fair value of our stock was based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

Outstanding Equity Awards at December 31, 2015

The following table sets forth certain information with respect to outstanding equity awards held by our named executive officers at December 31, 2015.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Randel A. Falco	01/17/11	21,290	5,323	—	197.95	01/17/21	—	—	—	—
	01/17/11	12,617	3,154	—	395.90	01/17/21	—	—	—	—
	10/24/11	10,646	2,661	—	197.95	09/15/21	—	—	—	—
	10/24/11	6,308	1,577	—	395.90	09/15/21	—	—	—	—
	12/12/14	1,592	3,185	—	264.40	12/12/19	—	—	—	—
	12/22/15	—	5,157	—	384.42	12/22/20	—	—	—	—
	09/18/13	—	—	—	—	—	20,000	7,688,400	—	—
Francisco J. Lopez-Balboa	05/07/15	—	—	—	—	—	3,000	1,153,260	—	—
Jonathan Schwartz	12/01/12	9,980	6,653	—	197.95	12/01/22	—	—	—	—
	12/01/12	5,914	3,943	—	395.90	12/01/22	—	—	—	—
	12/22/15	—	1,225	—	384.42	12/22/20	—	—	—	—
	05/19/15	—	—	—	—	—	7,125	2,738,993	—	—
Roberto Llamas	03/31/11	7,984	1,996	—	197.95	03/31/21	—	—	—	—
	03/31/11	4,731	1,183	—	395.90	03/31/21	—	—	—	—
	12/12/14	188	375	—	264.40	12/12/19	—	—	—	—
	12/22/15	—	698	—	384.42	12/22/20	—	—	—	—
	09/18/13	—	—	—	—	—	2,500	961,050	—	—
Peter H. Lori	01/03/11	6,653	—	—	197.95	01/03/21	—	—	—	—
	01/03/11	3,943	—	—	395.90	01/03/21	—	—	—	—
	12/12/14	197	394	—	264.40	12/12/19	—	—	—	—
	12/22/15	—	681	—	384.42	12/22/20	—	—	—	—
	09/18/13	—	—	—	—	—	2,625	1,009,103	—	—
	05/04/15	—	—	—	—	—	3,378	1,298,571	—	—

(1)

Nonqualified stock options granted to Mr. Falco in January 2011 and to Mr. Schwartz in 2012 vest over five years, at a rate of 20% per year, beginning on the first anniversary of their grant date. Nonqualified stock options granted to Mr. Falco in October 2011 vest over five years, at a rate of 20% per year, beginning on January 17, 2011. Nonqualified stock options granted in 2014 vest over three years, at a rate of 33.3% per year, beginning on July 15, 2015. Nonqualified stock options granted in 2015 vest over three years at a rate of 33.3% per year beginning on May 19, 2016 for Mr. Schwartz and July 15, 2016 for Messrs. Falco and Lori. All of the nonqualified stock options granted in 2014 and 2015 fully vest upon a liquidity event (including a change of control or commencement of this offering). More information regarding accelerated stock option vesting appears in the “Potential Payments upon Termination or Change in Control” table below. Nonqualified stock options granted to Mr. Lori in 2011 were fully vested as of December 31, 2014. Nonqualified stock options granted to Mr. Llamas vested in full upon his resignation effective as of March 8, 2016.

(2)

Restricted stock unit awards granted to Messrs. Lopez-Balboa and Lori vest over three years at a rate of 33.3% per year beginning on May 7, 2016 for Mr. Lopez-Balboa and May 4, 2016 for Mr. Lori. Twenty-five percent of the restricted stock unit awards granted to Mr. Schwartz vested on September 10, 2015 and 25% will vest on each of the first three anniversaries of May 19, 2015. For each of these awards, the vesting is contingent upon the recipient being continuously employed on the applicable vesting date. Restricted stock units awarded in 2013 vest over four years at a rate of 25% per year, beginning on July 15, 2014. Information regarding accelerated stock award vesting appears in the “Potential Payments upon Termination or Change in Control” table below. Mr. Llamas’ unvested restricted stock unit awards were forfeited upon his resignation effective as of March 8, 2016.

(3)

Reflects an estimated fair value of our stock of $384.42 per share based on a subsequent valuation as of November 25, 2015 made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

Options Exercised and Stock Vested in 2015

The following table sets forth certain information with respect to restricted stock unit awards vested by our named executive officers in fiscal year 2015.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)	Number of Shares Acquired on Exercise	Value Realized on Exercise
Randel A. Falco	10,000	3,844,200	—	—
Andrew W. Hobson(2)	—	—	33,908	760,290
Jonathan Schwartz	2,375	912,998	—	—
Roberto Llamas	1,250	480,525	—	—
Peter H. Lori	1,312.5	504,551	—	—

(1)

Reflects an estimated fair value of our stock of $384.42 per share based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

(2)

Mr. Hobson exercised options to acquire 6,358 shares of common stock at an exercise price of $306.67 per share and options to acquire 27,550 shares of common stock at an exercise price of $494.88 per share. The fair value of our stock on the date of exercise was $426.25 per share based on a valuation made by an independent third-party that took into consideration the lack of control and limited marketability of the securities.

Pension Benefits

Our named executive officers did not participate in any defined benefit pension plan during 2015.

Nonqualified Deferred Compensation

Our named executive officers did not receive nonqualified deferred compensation and had no deferred compensation benefits during 2015.

Employment Agreements

Randel A. Falco

We entered into an employment agreement with Mr. Falco on January 14, 2011, which was amended effective as of June 29, 2011, and then again effective as of February 19, 2014. Mr. Falco’s contract period continues until January 31, 2018 and automatically renews thereafter on an annual basis, unless he is terminated by certain agreed upon terms or either we or Mr. Falco provide notice of nonrenewal at least six months prior to the end of the then current term. The agreement provides that Mr. Falco will receive an initial annualized base salary of $1,750,000. Mr. Falco’s annual base salary will be reviewed annually (but will not be decreased) by the board of directors with respect to any term of employment under the agreement following the initial term ending

January 31, 2018. The agreement also provides that Mr. Falco is eligible for an annual cash performance bonus with an annual target of 166% of his annual base salary, subject to satisfaction of performance and other criteria (including discretionary components in accordance with our practices) established and approved by the compensation committee. Pursuant to the agreement, Mr. Falco is also eligible for consideration for equity grants, including an initial grant of a nonqualified stock option.

If we terminate Mr. Falco’s employment without “cause,” Mr. Falco resigns for “good reason,” or if we elect not to renew the then-current employment term under the terms of the employment agreement, then, in addition to any accrued but unpaid base salary, we must provide Mr. Falco with, subject to his execution of a release of claims and his continued compliance with the restrictive covenants under his employment agreement, (i) an amount equal to the sum of 24 months’ base salary and his annual target bonus for the fiscal year of termination, payable in substantially equal installments over 24 months, (ii) any earned but unpaid annual bonus with respect to a prior fiscal year, (iii) a pro-rata portion of his annual target bonus for the fiscal year of termination (determined by multiplying the amount of such annual target bonus which would be due for the full fiscal year by a fraction, the numerator of which is the number of days in such fiscal year through the date of termination and the denominator of which is 365), (iv) two years of continued life insurance coverage (ceasing earlier if Mr. Falco becomes eligible for life insurance with a subsequent employer), (v) monthly cash payments for a period of two years (ceasing earlier if Mr. Falco becomes eligible for medical coverage from a subsequent employer) equal to the monthly amount, grossed-up for taxes, of the COBRA continuation coverage premiums due under our group medical plans for Mr. Falco and his eligible dependents less an amount equal to the portion of the premium Mr. Falco would have paid were he an active employee, and (vi) any other amounts or benefits due executive in accordance with our benefit plans, programs or policies (other than severance). Mr. Falco shall also be entitled to treatment of his equity awards as provided in the applicable equity plan or award agreement. Upon termination due to death or disability, in addition to any accrued but unpaid base salary, we must provide Mr. Falco (or his estate) with (ii), (iii) and (vi) above.

For purposes of the termination provisions described above, “good reason” means, without the executive’s written consent, any of the following, provided, that the executive provides notice to the board of directors within 90 days of executive’s knowledge of the specific facts and circumstances constituting “good reason” stating such specific facts and circumstances and we are provided a reasonable opportunity to cure such circumstances (if curable) within 30 days of receipt of such notice and, if not cured, executive’s employment shall terminate for good reason on the day following expiration of such 30-day cure period:

•	a failure of executive to hold the title of President and Chief Executive Officer other than by reason of the executive’s termination of employment;

•	a significant diminution of the executive’s duties in executive’s role as President and Chief Executive Officer;

•	any change in the reporting structure so that executive reports to someone other than the board;

•	any willful, material breach of any material obligation of us to the executive under the executive’s employment agreement or any equity agreements;

•	failure of a successor to all or substantially all of our assets to assume the employment contract; and

•	any requirement that the executive relocate his principal place of employment from the New York, NY metropolitan area.

For purposes of the termination provisions described above, “cause” means any of the following, provided that the board of directors has provided notice to the executive, within 90 days of obtaining knowledge of specific facts and circumstances constituting “cause”, stating such specific facts and circumstances and executive is provided a reasonable opportunity to cure such circumstances (if curable) within 90 days after any such notice:

•	executive’s willful failure to perform executive’s services under the executive’s employment agreement in any material way or willful, material breach of fiduciary duty;

•

executive’s conviction of (or pleading guilty to or nolo contendere in respect of) a felony (other than driving while intoxicated) or any lesser, willful, material offense involving dishonesty, moral turpitude or our or our affiliates’ property; and

•	material willful misconduct or willful material breach by executive of any of the provisions of the executive’s employment agreement.

Andrew W. Hobson

We entered into an employment agreement with Mr. Hobson as of December 30, 2008, which was amended effective as of April 29, 2011, and then again effective as of October 16, 2014. The agreement provides that Mr. Hobson will receive an initial annualized base salary of $1,350,000 effective as of March 1, 2014. Mr. Hobson’s annual base salary was reviewable annually by the board of directors and subject to increase (but not decrease). The agreement also provides that Mr. Hobson was eligible for an annual cash performance bonus with an annual target of 140% of his annual base salary, subject to performance goals established by the board of directors in good faith. Pursuant to the agreement, Mr. Hobson was also eligible for consideration for equity grants, including an initial grant of a nonqualified stock option.

Mr. Hobson resigned effective February 13, 2015. The Company and Mr. Hobson are currently discussing the terms of Mr. Hobson’s separation.

Jonathan Schwartz

We entered into an amended and restated employment agreement with Mr. Schwartz effective on October 12, 2015. Mr. Schwartz’s agreement provides for an initial term through December 31, 2019 and automatically renews thereafter on an annual basis unless either party provides six months’ notice that the term of employment will not be extended. The agreement provides that Mr. Schwartz will receive an annualized base salary of $1,100,000 subject to annual review by our President and Chief Executive Officer and compensation committee, who have discretion to increase (but not decrease) the base salary level then in effect. The agreement also provides that Mr. Schwartz is eligible for an annual cash performance bonus with a target of 136% of his annual base salary, subject to satisfaction of performance and other criteria (including discretionary components in accordance with our practices) established and approved by the President and Chief Executive Officer and compensation committee who have discretion to increase (but not decrease) the target.

If we terminate Mr. Schwartz’s employment without “cause” or Mr. Schwartz resigns for “good reason,” then, in addition to any accrued but unpaid base salary, we must provide Mr. Schwartz with, subject to his execution of a release of claims and his continued compliance with the restrictive covenants under his employment agreement, (i) an amount equal to 18 months of his annual base salary, (ii) any earned but unpaid annual bonus with respect to a prior fiscal year, (iii) (a) within 30 days of termination, a 70% pro-rata portion of his annual target bonus for the fiscal year of termination (determined by multiplying the amount of such annual target bonus which would be due for the full fiscal year by a fraction, the numerator of which is the number of days in such fiscal year through the date of termination and the denominator of which is 365) and (b) at such time as bonuses are determined and paid to other executives, the remaining pro-rata portion of his annual target bonus (which portion may be reduced to be consistent with the percentage of the target bonus paid to other executives) and (iv) monthly cash payments for a period of one year (ceasing earlier if Mr. Schwartz becomes eligible for medical coverage from a subsequent employer) equal to the monthly amount of the COBRA continuation coverage premiums due under our group medical plans for Mr. Schwartz and his eligible dependents less an amount equal to the portion of the premium Mr. Schwartz would have paid were he an active employee. Mr. Schwartz shall also be entitled to treatment of his equity awards as provided in the applicable equity plan or award agreement. Upon termination due to death or disability, in addition to any accrued but unpaid base salary, we must provide Mr. Schwartz (or his estate) with (ii), (iii) and (iv) above.

For purposes of the termination provisions described above, “good reason” means, without the executive’s written consent, any of the following, provided, that the executive provides notice to us within 90 days of executive’s knowledge of the specific facts and circumstances constituting “good reason” stating such specific facts and circumstances and we are provided a reasonable opportunity to cure such circumstances (if curable) within 30 days of receipt of such notice and, if not cured, executive terminates his employment no later than six months after the initial occurrence of such facts and circumstances:

•	any material reduction in the executive’s duties, responsibilities or authorities;

•	no longer reporting to the President and Chief Executive Officer;

•	an adverse change in title;

•	a relocation of the executive’s primary office location at least 50 miles farther from both executive’s then primary office location and the executive’s then primary residence; and

•	a material breach by us of the executive’s employment or other agreements.

For purposes of the termination provisions described above, “cause” means any of the following:

•	willful misconduct in connection with the performance of the executive’s duties;

•	gross negligence that is materially damaging to us;

•	theft, fraud or other illegal conduct in connection with the performance of the executive’s duties;

•	willful refusal or unwillingness to perform material duties;

•	sexual or other unlawful harassment in connection with the performance of the executive’s duties;

•	conviction (or pleading guilty to or nolo contendere) of a felony or a crime involving moral turpitude;

•	material violation of a fiduciary duty or of the duty of loyalty; and

•	material breach of the executive’s employment agreement, which is not cured within twenty days of written notice.

In connection with the amendment and restatement of Mr. Schwartz’s employment agreement, we accelerated the vesting schedule of 9,500 restricted stock units that had previously been granted to Mr. Schwartz such that 25% of the restricted stock units vested on September 10, 2015 and the remaining 75% shall vest in equal installments on the first three anniversaries of the initial grant.

Francisco J. Lopez-Balboa

We entered into an amended and restated employment agreement with Mr. Lopez-Balboa on June 30, 2015. Mr. Lopez-Balboa’s contract period continues until May 31, 2018 and automatically renews thereafter on an annual basis until May 31, 2020, unless he is terminated by certain agreed upon terms or either we or Mr. Lopez-Balboa provide notice of nonrenewal at least six months prior to the end of the then current term. The agreement provides that Mr. Lopez-Balboa will receive an initial annualized base salary of $1,000,000. Mr. Lopez-Balboa’s annual base salary will be reviewed annually (but will not decrease, except in the event of an across-the-board proportionate reduction applicable to substantially all senior executives of the Company). The agreement also provides that Mr. Lopez-Balboa is eligible for an annual cash performance bonus with an annual target of 100% of his annual base salary, subject to satisfaction of performance goals established and approved by the compensation committee in consultation with the Chief Executive Officer. Pursuant to Mr. Lopez-Balboa’s employment agreement, Mr. Lopez-Balboa was entitled to options and restricted stock units with an aggregate value of $5,272,000. In connection with the consummation of his employment, Mr. Lopez-Balboa was granted nonqualified stock options to purchase 13,755 shares of our common stock with an exercise price of $592 per share and 3,000 restricted stock units, each of which vest in substantially equal installments on the first three anniversaries of the dates of grant. Such options were subsequently cancelled and in April 2016, the compensation committee granted Mr. Lopez-Balboa nonqualified stock options to purchase 22,273 shares of our common stock with an exercise price of $323.96 per share and 2,482 restricted stock units, each of which vest in substantially equal installments on the first three anniversaries of May 19, 2015. The aggregate value of the options and restricted stock units granted in April 2016, together with the restricted stock units previously granted to Mr. Lopez-Balboa is approximately $5,272,000.

In addition, in June 2016 the compensation committee granted the following awards to Mr. Lopez-Balboa: (i) nonqualified stock options to purchase 6,881 shares of our common stock with an exercise price of $323.96 per share, which vest at a rate of 6.25% at the end of each successive three month period following May 15, 2016, (ii) 833 time-based vesting restricted stock units, which vest at a rate of 33.3% on the first three anniversaries of May 15, 2016 and (iii) 4,168 performance-based restricted stock units (“PSUs”) which are eligible to performance vest at a rate of 33.3% annually at the end of each of 2016, 2017 and 2018 based on achievement of performance criteria, and are eligible to time vest if Mr. Lopez-Balboa remains continuously employed through May 15, 2019. The PSUs must performance vest and time vest in order to fully vest and be settled. The performance vesting criteria for fiscal year 2016 are based on achievement of at least 90% of the fiscal year total revenue target and at least 90% of the 2016 Adjusted OIBDA. The performance vesting criteria for fiscal years 2017 and 2018 will be determined by the compensation committee within 60 days following the beginning of each applicable fiscal year. For each of these awards, vesting is contingent upon Mr. Lopez-Balboa being continuously employed on the applicable vesting date, provided that all or a portion of the awards may vest upon termination of employment under certain circumstances.

If we terminate Mr. Lopez-Balboa’s employment without “cause” or Mr. Lopez-Balboa resigns for “good reason,” then, in addition to any accrued but unpaid base salary, we must provide Mr. Lopez-Balboa with, subject to his execution of a release of claims and his continued compliance with the restrictive covenants under his employment agreement, (i) an amount equal to the sum of 12 months’ base salary and his annual target bonus for the fiscal year of termination, payable in substantially equal installments over 12 months, (ii) any earned but unpaid annual bonus with respect to a prior fiscal year, (iii) a pro-rata portion of his annual bonus for the fiscal year of termination based on actual corporate results for such year (determined by multiplying the amount of such annual bonus which would be due for the full fiscal year if Mr. Lopez-Balboa had been continually employed for the full fiscal year by a fraction, the numerator of which is the number of days in such fiscal year through the date of termination and the denominator of which is 365), (iv) monthly cash payments equal to the monthly amount of the COBRA continuation coverage premiums due under the Company’s group medical plans for Mr. Lopez-Balboa less an amount equal to the portion of the premium Mr. Lopez-Balboa would have paid were he an active employee until the earliest of (x) 18 months after the date of termination of employment, (y) the date Mr. Lopez-Balboa obtains other employment that offers medical benefits for which he is then eligible and (z) the date Mr. Lopez-Balboa ceases to be eligible for COBRA coverage, and (v) any other amounts or benefits due executive in accordance with the Company’s benefit plans, programs or policies (other than severance). Mr. Lopez-Balboa shall also be entitled to treatment of his equity awards as provided in the applicable equity plan or award agreement. Upon termination due to death or disability, in addition to any accrued but unpaid base salary, we must provide Mr. Lopez-Balboa (or his estate) with (ii), (iii), (iv) and (v) above.

For purposes of the termination provisions described above, “good reason” means, without the executive’s written consent, any of the following, provided, that the executive provides notice to the Company within 60 days of the initial occurrence of such Good Reason event stating the specific facts and circumstances constituting “good reason” and the Company is provided a reasonable opportunity to cure such circumstances (if curable) within 30 days of receipt of such notice and, if not cured, executive’s employment shall terminate for Good Reason on the day following expiration of such 30-day cure period:

•	any significant diminution in the executive’s responsibilities, authorities or duties, or reporting lines;

•	any material reduction in executive’s salary or target bonus opportunity percentage of base salary;

•	a relocation of executive’s office by more than fifty (50) miles from its then location; or

•	any material breach by the Company of the employment agreement.

For purposes of the termination provisions described above, “cause” means any of the following:

•	willful failure to perform duties or to follow the lawful direction of the Chief Executive Officer, which is not cured, if curable, within ten (10) days of written notice thereof;

•	indictment for, conviction of (or pleading guilty or nolo contendere in respect of) a felony or any lesser offense involving dishonesty, fraud or moral turpitude;

•

willful misconduct or material breach of the Company’s Code of Conduct or similar written policies, with regard to the Company, any of its affiliates, or any employees, officers or directors thereof, including theft, fraud, dishonesty or breach of fiduciary duty;

•

willful misconduct unrelated to the Company or its affiliates having, or likely to have, a material negative impact on the Company (economically or reputation-wise) in the good faith opinion of the Chief Executive Officer;

•	material breach of any of the provisions of the employment agreement which (if curable) is not cured within ten (10) days of written notice; or

•

misrepresentation that the execution of the employment agreement and the performance of the duties thereunder do not constitute a breach of any terms of any other agreement to which the executive is a party.

Roberto Llamas

We entered into an employment agreement with Mr. Llamas effective on October 1, 2013. Mr. Llamas’s contract provides for an initial term through July 31, 2016. The agreement provides that Mr. Llamas will receive an annualized base salary of $700,000, subject to annual review by our President and Chief Executive Officer and compensation committee, who have discretion to increase the base salary level then in effect. The agreement also provides that Mr. Llamas is eligible for an annual cash performance bonus with a target of 100% of his annual base salary, subject to the satisfaction of individual and our performance as determined by the President and Chief Executive Officer and compensation committee.

If we terminate Mr. Llamas’s employment without “cause” then, in addition to any accrued but unpaid base salary, we must provide Mr. Llamas with, subject to his execution of a release of claims and his continued compliance with the restrictive covenants under his employment agreement, (i) an amount equal to his annual base salary (or less if Mr. Llamas finds alternative employment within one year of his termination and we elect to waive the restrictive non-competition covenants under his employment agreement) and (ii) an amount equal the pro-rata portion of Mr. Llamas’s annual bonus for the fiscal year in which his termination occurs based on actual results (determined by multiplying the amount of such annual bonus which would be due for the full fiscal year by a fraction, the numerator of which is the number of days in such fiscal year through the date of termination and the denominator of which is 365).

For purposes of the termination provisions described above, “cause” includes any of the following:

•	habitual neglect of the duties that executive is required to perform;

•	willful misconduct or gross negligence;

•	theft, fraud or other illegal conduct;

•	refusal or unwillingness to perform duties;

•	failure to perform all his duties and obligations in a manner that is satisfactory to us;

•	sexual or other unlawful harassment;

•	conduct that reflects adversely upon us, any of our affiliates, or any of our or our affiliates’ officers, directors or boards, including, making disparaging remarks;

•	arrest for or conviction of a crime involving moral turpitude;

•	insubordination;

•

any willful act that is likely to or does in fact have the effect of injuring the reputation of the executive or the reputation, business, or a business relationship of ours, any of our affiliates, or any of our or our affiliates’ officers, directors or boards;

•	violation of any fiduciary duty;

•	violation of any duty of loyalty; or

•	breach of the executive’s employment agreement.

In March 2016, Mr. Llamas resigned all of his positions with us. In connection with Mr. Llamas’ resignation, on March 1, 2016 (the “Resignation Effective Date”), we and Mr. Llamas entered into a severance and general release agreement (the “Severance Agreement”) pursuant to which Mr. Llamas resigned as Executive Vice President, Chief Human Resources Officer and Community Empowerment Officer effective March 8, 2016 and his employment agreement was terminated. The Severance Agreement provides for (i) a release of all employment-related claims by Mr. Llamas in favor of us, (ii) non-disparagement obligations, and (iii) the acceleration of any unvested stock option awards held by Mr. Llamas as of the Resignation Effective Date. In addition, any unvested restricted stock units held by Mr. Llamas were forfeited. Mr. Llamas received severance payments in the aggregate amount of approximately $997,000 pursuant to the Severance Agreement which were paid in full on June 15, 2016. Mr. Llamas is also prohibited from engaging in a business that is similar to ours or soliciting or hiring any of our employees for a period of one year from the Resignation Effective Date.

Peter H. Lori

We entered into an amended and restated employment agreement with Mr. Lori on October 7, 2015, effective as of May 4, 2015. Mr. Lori’s agreement provides for an initial term through December 31, 2018. The agreement provides that Mr. Lori will receive an annualized base salary of $700,000, subject to annual review by our President and Chief Executive Officer and compensation committee, who have discretion to increase the base salary level then in effect. The agreement also provides that Mr. Lori is eligible for an annual cash performance bonus with a target of 100% of his annual base salary, subject to the satisfaction of individual and our performance as determined by the President and Chief Executive Officer and compensation committee. In connection with the amendment and restatement of Mr. Lori’s employment agreement, we granted Mr. Lori 3,378 restricted stock units, which vest in substantially equal installments on each of the first three anniversaries of the date of grant.

If we terminate Mr. Lori’s employment without “cause”, if Mr. Lori resigns for “good reason”, or if we do not renew his employment agreement at the end of the term or any renewal term, then, in addition to any accrued but unpaid base salary and a pro-rata portion of Mr. Lori’s annual bonus for the year of termination, subject to achievement of applicable performance goals, we must provide Mr. Lori with, subject to his execution of a release of claims and his continued compliance with the restrictive covenants under his employment agreement, an amount equal to 18 months of his annual base salary (or less if Mr. Lori finds alternative employment within one year of his termination and we elect to waive the restrictive non-competition covenants under his employment agreement); provided that if Mr. Lori’s employment is terminated without “cause” or he resigns for “good reason” within 6 months prior to or 12 months following a “change of control” (as defined in the employment agreement), we must provide Mr. Lori with 24 months of his annual base salary.

For purposes of the termination provisions described above, “good reason” means, without the executive’s written consent, any of the following, provided, that the executive provides notice to us within 60 days of the initial occurrence of such “good reason” event stating such specific facts and circumstances and we are provided the opportunity to cure such circumstances (if curable) within 30 days of receipt of such notice and, if not cured, executive terminates his employment on the date following the expiration of such 30 day cure period:

•	a material diminution in executive’s responsibilities, authorities, duties or reporting lines;

•	any material reduction in executive’s base salary or target incentive compensation (as a percentage of base salary);

•	relocation of executive’s principal work location to a location that is 50 miles or more from executive’s current office location or from our headquarters;

•	any material breach by us of the executive’s employment agreement.

For purposes of the termination provisions described above, “cause” includes any of the following:

•

willful failure to perform services under executive’s agreement or to follow the lawful direction of the CFO or any other more senior officer, which is not cured within ten (10) days of written notice;

•	indictment for, conviction of (or pleading guilty or nolo contendere in respect of) a felony or any lesser offense involving dishonesty, fraud or moral turpitude;

•

willful misconduct or material breach of our code of conduct or similar written policies, in connection with performance of executive’s duties, including theft, fraud, dishonesty or breach of fiduciary duty with regard to us or our affiliates or in connection with executive’s duties;

•	willful misconduct unrelated to us or our affiliates having, or likely to have, a material negative impact on us; and

•	material breach of executive’s employment agreement, which is not cured within 10 days of written notice.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under our executive compensation programs and each named executive officer’s employment contract if his employment had terminated on December 31, 2015.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event.

The Company and Mr. Hobson are currently discussing the terms of Mr. Hobson’s separation. The following table summarizes the potential payments to our other named executive officers assuming that such events occurred as of December 31, 2015.

Name	Severance Amounts ($)	Pro-rata Non-Equity Incentive Award ($)	Continued Health and Welfare Benefits ($)	Accelerated Stock Option Vesting ($)(1)		Accelerated Stock Award Vesting ($)(1)		Total ($)
Randel A. Falco
Termination for cause or without good reason	—	—	—	—		—		—
Termination without cause or with good reason	6,405,000	2,905,000	103,163	1,871,000	(2)(3)	5,624,117	(7)	16,908,280
Death or disability	—	2,905,000	—	1,871,000	(2)(3)	5,624,117	(7)	10,400,117
Termination following change of control	6,405,000	2,905,000	103,163	1,871,000	(2)(4)	7,688,400	(8)	18,972,563

Jonathan Schwartz
Termination for cause or without good reason	—	—	—	—		—		—
Termination without cause or with good reason	1,650,000	1,500,000	13,118	—		—		3,163,118
Death or disability	—	1,500,000	13,118	50,984	(5)	402,103	(9)	1,966,206
Termination following change of control	1,650,000	1,500,000	13,118	1,240,622	(6)	2,738,993	(10)	7,142,733

Roberto Llamas
Termination for cause or without good reason	—	—	—	—		—		—
Termination without cause or with good reason	725,000	725,000	—	45,048	(2)	—		1,495,048
Death or disability	—	—	—	326,487	(2)(5)	222,490	(9)	548,977
Termination following change of control	725,000	725,000	—	417,292	(2)(6)	961,050	(10)	2,828,292

Peter H. Lori
Termination for cause or without good reason	—	—	—	—		—		—
Termination without cause or with good reason	1,050,000	700,000	—	47,288	(2)	—		1,797,288
Death or disability	—	—	—	47,288	(2)	519,418	(9)	566,706
Termination following change of control	1,400,000	700,000	—	47,288	(2)	2,307,673	(10)	4,454,961

Francisco J. Lopez-Balboa
Termination for cause or without good reason	—	—	—	—		—		—
Termination without cause or with good reason	2,000,000	649,315	19,610	—		—		2,668,925
Death or disability	—	649,315	19,610	—		250,663	(9)	919,588
Termination following change of control	2,000,000	649,315	19,610	—		1,153,260	(10)	3,822,185

(1)

Reflects an estimated fair value of our stock of $384.42 per share based on a subsequent valuation as of November 25, 2015 made by an independent third-party that took into consideration the lack of control and limited marketability of the securities. Amounts shown in the column “Accelerated Stock Option Vesting” present the intrinsic value of accelerated stock options based on such estimated fair value per share of our stock.

(2)

Nonqualified stock options granted in 2014 and 2015 fully vest upon a liquidity event (including a change of control or the commencement of this offering) or upon termination by us without cause, by an executive for good reason or due to death or disability.

(3)

Nonqualified stock options granted in 2011 to Mr. Falco vest pro rata, plus an additional 12 months of service credit, upon termination by us without cause, resignation by Mr. Falco for good reason or due to death or disability.

(4)

Nonqualified stock options granted in 2011 to Mr. Falco fully vest upon termination by us without cause or if Mr. Falco resigns for good reason, in each case within 180 days prior to a change of control, or upon termination by us without cause, resignation by Mr. Falco for good reason or upon death or disability, in each case anytime following a change of control.

(5)	Nonqualified stock options granted in 2012 to Mr. Schwartz vest pro rata upon termination due to their respective death or disability.
(6)

Nonqualified stock options granted in 2012 to Mr. Schwartz fully vest upon termination by us without cause or resignation by an executive for good reason within two years following a change of control.

(7)

Restricted stock units granted in 2013 to Mr. Falco vest pro rata, plus an additional 12 months of service credit, upon termination by us without cause, by Mr. Falco for good reason or due to death or disability.

(8)

Restricted stock units granted in 2013 to Mr. Falco fully vest upon termination by us without cause or if Mr. Falco resigns for good reason, in each case within 180 days prior to a change of control, or upon termination by us without cause, resignation by Mr. Falco for good reason or upon death or disability, in each case anytime following a change of control.

(9)	Restricted stock units granted in 2013 to Mr. Lori and in 2015 to Mr. Lopez-Balboa, Mr. Lori and Mr. Schwartz vest pro rata upon termination due to death or disability.

(10)

Restricted stock units granted in 2013 to Mr. Lori and in 2015 to Mr. Lopez-Balboa, Mr. Lori and Mr. Schwartz fully vest upon termination by us without cause or by an executive for good reason within two years following a change of control.

Non-Competition, Non-Solicitation and Confidentiality

The employment agreements of our named executive officers contain non-competition, non-solicitation and confidentiality covenants. Pursuant to such covenants, these executive officers have agreed not to compete with us for a specified period following such executive officer’s date of termination. In addition, these executive officers may not solicit any of our employees during the term of his employment or for a specified period thereafter or disclose any confidential information provided by our employment.

Equity Incentive Plans

Our board of directors adopted, and our stockholders approved the Broadcasting Media Partners, Inc. 2007 Equity Incentive Plan in March 2007 (which was amended and restated effective as of August 2008) (the “2007 Plan”) and the Broadcasting Media Partners, Inc. 2010 Equity Incentive Plan (the “2010 Plan”) effective as of December, 2010. In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the 2016 Equity Incentive Plan (the “2016 Plan” and, together with the 2007 Plan and the 2010 Plan, the “Equity Incentive Plans”) prior to the completion of this offering. No further awards will be granted under the 2007 Plan and, following the consummation of this offering, no additional equity will be granted under the 2010 Plan. We intend to file a registration statement on Form S-8 covering the shares issued under the 2007 Plan and the 2010 Plan and issuable under the 2016 Plan.

The following descriptions of our Equity Incentive Plans are qualified by reference to the full text of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.

2007 Equity Incentive Plan

The 2007 Plan provides for the grant of options, stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalent rights and other stock-based awards to employees, directors and consultants.

The 2007 Plan provides for administration by the board or, at its election, by one or more committees consisting of members appointed by the board. Our compensation committee currently administers the 2007 Plan. The compensation committee has authority to determine the recipients of awards, the types of awards to be granted and the applicable terms, provisions, limitations and requirements of such awards. All questions of interpretation are determined by the compensation committee, and its decisions, interpretations and other actions are final and binding upon all 2007 Plan participants.

No further awards will be granted under the 2007 Plan. To the extent any award under the 2007 plan is cancelled or otherwise terminated, the shares allocable to the unexercised or unvested portion of such award shall again be available for awards under the plan. The number of shares available for grants or subject to outstanding awards shall be proportionally adjusted in the event of any corporate event or transaction affecting our capital structure.

The compensation committee generally may amend, alter, suspend, discontinue or terminate the 2007 Plan at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval, if necessary, and without the consent of the participant, if such action would materially diminish their rights under any award. The 2007 Plan will expire on the tenth anniversary of its adoption by our board of directors, unless earlier terminated.

2010 Equity Incentive Plan

The 2010 Plan provides for the grant of options, stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalent rights and other stock-based awards to employees, directors and consultants.

The 2010 Plan provides for administration by our board of directors or, at its election, by one or more committees consisting of members appointed by the board. Our compensation committee currently administers the 2010 Plan. The compensation committee has authority to determine the recipients of awards, the types of awards to be granted and the terms and conditions of the awards, including the term, exercise, vesting or purchase price of any award. All questions of interpretation are determined by the compensation committee, and its decisions, interpretations and other actions are final and binding upon all 2010 Plan participants.

No further awards will be granted under the 2010 Plan following this offering. To the extent any award under the 2010 plan is cancelled or otherwise terminated, the shares allocable to the unexercised or unvested portion of such award shall again be available for awards under the plan. The number of shares available for grants or subject to outstanding awards shall be proportionally adjusted in the event of any corporate event or transaction affecting our capital structure.

The compensation committee may amend, alter, suspend, discontinue or terminate the 2010 Plan or any portion thereof or any award thereunder at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without the approval of our stockholders if necessary and without the consent of the participant, if such action would materially diminish their rights under any award. The 2010 Plan will expire on the tenth anniversary of its adoption by our board of directors, unless earlier terminated.

2016 Equity Incentive Plan

Reservation of Shares

Subject to adjustments as described below, the maximum aggregate number of shares of our common stock that may be issued pursuant to awards granted under the 2016 Plan will be                     . Any shares of common stock delivered under the 2016 Plan will consist of authorized and unissued shares, or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split, or other distribution with respect to our common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change, or any other change affecting our common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2016 Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Share Counting

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2016 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares to the participant, the shares of common stock retained by or returned to us will not be deemed to have been delivered under the 2016 Plan, and will be available for future awards under the 2016 Plan. Notwithstanding the foregoing, shares that are (i) withheld or separately surrendered from an award in payment of the exercise or purchase price or taxes relating to such an award or (ii) not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will be deemed to constitute delivered shares and will not be available for future awards under the 2016 Plan.

Administration

The 2016 Plan will be administered by our compensation committee. Subject to the limitations set forth in the 2016 Plan, the compensation committee has the authority to, among other things, determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, interpret the 2016 Plan and terms of awards, adopt rules for the administration, interpretation and application of the 2016 Plan and delegate authority to our officers to grant and determine the terms and conditions of certain awards.

Eligibility

Awards under the 2016 Plan may be granted to any of our employees, non-employee directors, consultants or other personal service providers or any of the same of our subsidiaries.

Stock Options

Stock options granted under the 2016 Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option, or such higher amount determined by the compensation committee. The compensation committee will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of service of a participant or a change of control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified performance goals established by the compensation committee. The maximum term of an option will be ten years from the date of grant.

To exercise an option, the participant must pay the exercise price, subject to specified conditions, (i) in cash or, (ii) to the extent permitted by the compensation committee, (A) in shares of our common stock, (B) through an open-market broker-assisted transaction, (C) by reducing the number of shares of our common stock otherwise deliverable upon the exercise of the stock option, (D) by combination of any of the above methods, or (E) by such other method approved by the compensation committee, and must satisfy any required tax withholding amounts. All options generally are nontransferable. Without the prior approval of our stockholders, the 2016 Plan prohibits the cancellation of underwater stock options in exchange for cash or another award (other than in connection with a change of control) or the “repricing” of stock options. Dividends will not be paid with respect to stock options. Dividend equivalent rights may be granted with respect to the shares of common stock subject to stock options to the extent permitted by the compensation committee and set forth in the award agreement.

Stock Appreciation Rights

A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the participant, upon settlement or exercise, to receive a payment based on the excess of the fair market value of a share of common stock on the date of settlement or exercise over the base price of the right, multiplied by the number of shares of common stock as to which the right is being settled or exercised. Stock appreciation rights may be granted on a basis that allows for the exercise of the right by the participant or that provides for the automatic payment of the right upon a specified date or event. The base price per share of a stock appreciation right may not be less than the fair market value of a share of common stock on the date of grant. The compensation committee will determine the vesting requirements and the term of exercise of each stock appreciation right, including the effect of termination of service of a participant or a change of control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the compensation committee. The maximum term of a stock appreciation right will be ten years from the date of grant. Stock appreciation rights may be payable in cash or in shares of common stock or in a combination of both. Without the prior approval of our stockholders, the 2016 Plan prohibits the cancellation of underwater stock appreciation rights in exchange for cash or another award (other than in connection with a change of control) or the “repricing” of stock appreciation rights. Dividends shall not be paid with respect to stock appreciation rights. Dividend equivalent rights may be granted with respect to the shares of common stock subject to stock appreciation rights to the extent permitted by the compensation committee and set forth in the award agreement.

Restricted Stock Awards

A restricted stock award represents shares of common stock that are issued subject to restrictions on transfer and vesting requirements. The vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the compensation committee, and/or on such other terms and conditions as approved by the compensation committee in its discretion. Unless otherwise set forth in an award agreement, restricted stock award holders will have all of the rights of a stockholder, including the right to vote the shares and the right to receive dividends, during the restricted period. Any dividends with respect to a restricted stock award that is subject to performance-based vesting may be subject to the same restrictions on transfer and vesting requirements as the underlying restricted stock award.

Restricted Stock Units

An award of a restricted stock unit, or “RSU”, provides the participant the right to receive a payment based on the value of a share of our common stock. RSUs may be subject to vesting requirements, restrictions and conditions to payment. Such requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the compensation committee and/or on such other terms and conditions as approved by the compensation committee in its discretion. In addition, an RSU may be designated as a “performance stock unit” or “PSU,” the vesting requirements of which may be based, in whole or in part, on the attainment of pre-established performance goal(s) over a specified performance period designed to meet the requirements for exemption under Section 162(m) of the Code, or otherwise, as approved by the compensation committee in its discretion. An RSU award will become payable to a participant at the time or times determined by the compensation committee and set forth in the award agreement, which may be upon or following the vesting of the award. RSUs are payable in cash or in shares of common stock or in a combination of both. RSUs may be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights may be subject to conditions that apply to the underlying RSUs.

Stock Awards

A stock award represents shares of common stock that are issued free of restrictions on transfer and free of forfeiture conditions and to which the participant is entitled all incidents of ownership. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors’ fees or for any other valid purpose as determined by the compensation committee. The compensation committee will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements, subject to certain conditions. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a stockholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Cash Performance Awards

A cash performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals over a specified performance period. The requirements for vesting may be also based upon the continued service of the participant during the performance period. The maximum amount of cash performance awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be paid to a participant during any one calendar year under all cash performance awards is $[●].

Performance Criteria

For purposes of cash performance awards, PSUs, as well as for any other awards under the 2016 Plan intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the performance criteria will be one or any combination of the following, for us or any identified subsidiary or business unit, as determined by the compensation committee at the time of the award: (i) net earnings; (ii) earnings per share; (iii) net debt; (iv) revenue or sales growth; (v) net or operating income; (vi) net operating profit; (vii) return measures (including, but not limited to, return on assets, capital, equity or sales); (viii) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (ix) earnings before or after taxes, interest, depreciation, amortization and/or rent; (x) share price (including, but not limited to growth measures and total stockholder return); (xi) expense control or loss management; (xii) market share; (xiii) economic value added; (xiv) working capital; (xv) the formation of joint ventures or the completion of other corporate transactions; (xvi) gross or net profit margins; (xvii) revenue mix; (xviii) operating efficiency; (xix) product diversification; (xx) market penetration; (xxi) measurable achievement in quality, operation or compliance initiatives; (xxii) quarterly dividends or distributions; (xxiii) employee retention or turnover; (xxiv) operating income before depreciation, amortization and certain additional adjustments to operating income permitted under our senior secured credit facilities; (xxv) any combination of or a specified increase or decrease, as applicable in any of the foregoing, and/or (xxvi) such other performance criteria determined to be appropriate by the compensation committee in its sole discretion. Each of the performance criteria shall be applied and interpreted in accordance with an objective formula or standard established by the compensation committee at the time the applicable award is granted including, without limitation, GAAP. The performance criteria may be applied on an absolute, relative or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of our performance or measured relative to selected peer companies or a market or other index.

At the time that an award is granted, the compensation committee may provide that performance will be measured in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items, currency fluctuations, litigation or claim judgments, settlements and the cumulative effects of accounting or tax law changes. In addition, with respect to a participant hired or promoted following the beginning of a performance period, the compensation committee may determine to prorate the amount of any payment in respect of such participant’s cash performance awards or PSUs for the partial performance period.

Further, the compensation committee shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that is otherwise payable under an award. Following the conclusion of the performance period, the compensation committee shall certify in writing whether the applicable performance goals have been achieved.

Award Limitations

For purposes of complying with the requirements of Section 162(m) of the Code, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, performance-based restricted stock awards, performance-based RSUs and performance-based stock awards granted to any participant other than a non-employee director during any calendar year will be limited to             shares of common stock for each such award type individually.

Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs and stock awards granted to any non-employee director during any calendar year will be limited to             shares of common stock for all such award types in the aggregate.

Effect of Change of Control

Upon the occurrence of a “change of control” (as defined in the 2016 Plan), unless otherwise provided in the applicable award agreement, the compensation committee is authorized to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by us (if we are the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (with appropriate adjustments to the type of consideration payable upon settlement of the awards); (iii) acceleration of exercisability, vesting and/or payment; and (iv) if all or substantially all of our outstanding shares of common stock are transferred in exchange for cash consideration in connection with such change of control: (A) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the compensation committee (contingent upon the consummation of the event), and at the end of such period, such stock options and stock appreciation rights will terminate to the extent not so exercised within the relevant period; and (B) cancel all or any portion of outstanding awards for fair value, as determined in the sole discretion of the compensation committee.

Substitute Awards in Corporate Transactions

The compensation committee may grant awards under the 2016 Plan to employees or directors of corporations that are acquired by us in substitution of awards previously granted by such corporations to such persons. Any such substitute awards shall not reduce the share reserve; provided, however, that such treatment is permitted by applicable law and the listing requirements of the NYSE or other exchange or securities market on which the common stock is listed.

Forfeiture / Right of Recapture

The compensation committee may specify in an award agreement that an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, including termination of service for “cause” (as defined in the 2016 Plan), violation of our material policies or breach of noncompetition, nonsolicitation, confidentiality or other restrictive covenants that may apply to the participant.

If within one year (or such longer time specified in an award agreement or other agreement or policy applicable to a participant) after the date on which a participant exercises a stock option or stock appreciation right or on which a stock award, restricted stock award or restricted stock unit vests or becomes payable or on which a cash performance award is paid to a participant, or on which income otherwise is realized by a participant in connection with an award, either (i) a participant is terminated for cause and a “forfeiture event” (as defined in the 2016 Plan) has occurred with respect to the participant, (ii) the compensation committee determines in its discretion that the participant is subject to any recoupment of benefits pursuant to our Compensation Recovery Policy or similar policy, as may be in effect from time to time, or (iii) after a participant is terminated for any other reason, the compensation committee determines in its discretion either that, (A) during the participant’s period of service, the participant engaged in an act or omission which would have warranted termination of service for “cause” and a forfeiture event has occurred with respect to the participant or (B) after termination, the participant engaged in conduct that violated any continuing material obligation or duty of the participant in respect of us or any of our subsidiaries, then any gain realized by the participant from the exercise, vesting, payment or other realization of income by the participant in connection with an award, will be paid by the participant to us upon notice from us, subject to applicable state law.

Participants may be subject to our Compensation Recovery Policy (to the extent applicable) or similar policy, as may be in effect from time to time and/or any compensation recovery, “clawback” or similar policy made applicable by law including the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Awards to Non U.S. Participants

To comply with the laws in countries other than the United States in which we or any of our subsidiaries or affiliates operates or has employees, non-employee directors or consultants, the compensation committee, in its sole discretion, has the power and authority to (i) modify the terms and conditions of any award granted to participants outside the United States to comply with applicable foreign laws, (ii) take any action, before or after an award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals and (iii) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable.

Term, Amendment and Termination

The term of the 2016 Plan is ten years from the date it is approved by our stockholders. Our board of directors may amend, modify, suspend or terminate the 2016 Plan at any time, provided, however, that no termination or amendment of the 2016 Plan will materially and adversely affect any award granted under the 2016 Plan without the consent of the participant or the permitted transferee of the award. Our board of directors may seek the approval of any amendment by our stockholders to the extent it deems necessary for purposes of compliance with Section 162(m) or Section 422 of the Code, the listing requirements of the NYSE, or for any other purpose. Notwithstanding the foregoing, our board of directors shall have broad authority to amend the 2016 Plan and any award without the consent of a participant to the extent it deems necessary or desirable in its discretion to comply with, take into account changes in, or interpretation of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations.

Director Compensation

During 2015, our directors who were either our employees or affiliated with the Sponsors did not receive any fees or other compensation for their services as our directors. We reimburse all of our directors for travel expenses and other out-of-pocket costs incurred in connection with attendance at meetings of the board.

The following table set forth all non-employee, non-affiliated compensation information for our directors for the year ended December 31, 2015:

2015 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total Compensation ($)
Henry G. Cisneros	100,000	—	—	—	—	2,574	102,574
David Zaslav(2)	25,000	—	—	—	—	—	25,000
Gregory Norden(3)	3,014	—	—	—	—	—	3,014

(1)	Represents reimbursement of travel expenses.
(2)	Effective March 18, 2015, Mr. Zaslav ceased to be a director of the board.
(3)	Mr. Norden became a director of the board effective December 21, 2015 and receives a $100,000 annual cash retainer for his services to the board of directors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions, which are transactions between us or our subsidiaries, and (i) our directors (including director nominees) or executive officers, (ii) any 5% record or beneficial owner of our voting securities or (iii) any immediate family member of any person specified in (i) and (ii) above, each a “related person.”

Televisa Commercial Agreements

On December 20, 2010, we entered into a revised program license agreement with Televisa, amending the program license agreement then in effect, the Mexico License and a sales agency agreement with Televisa whereby we act as its exclusive sales agent to sell or license certain of our programming worldwide outside of the U.S. and Mexico (the “Sales Agency Agreement”). Both the program license agreement with Televisa and Mexico License were amended and restated as of February 28, 2011. The 2011 Televisa PLA and Mexico License were further amended on July 1, 2015 and in connection therewith, together with the other documents entered into at the same time, including the MOU, we made a one-time payment of $4.5 million to Televisa on July 6, 2015. For a description of the terms of the Televisa PLA, Mexico License, and Sales Agency Agreement, see “Business—Licensing” and “Business—Programming—Televisa.” In addition, in connection with the assignment on December 20, 2010 to us of Televisa’s 50% interest in our joint venture that owned five cable networks operated by us, we agreed to continue engaging Televisa for existing services and granted a right of first negotiation for new services to be provided to these networks—De Película, De Película Clásico, Bandamax, Ritmoson and Telehit. Televisa is also providing similar services to Univision tlnovelas. Televisa and one of its subsidiaries also represent us in Mexico in connection with our advertising sales to Mexico-based clients on a non-exclusive basis and we pay Televisa a commission based on a certain percentage of revenue received by us from the sale of such advertising. Televisa and one of our subsidiaries also entered into a representation agreement pursuant to which we act as Televisa’s exclusive sales agent for certain consumer products owned or controlled by Televisa, and we receive a license fee based on certain percentages of the revenue generated, in Canada and the U.S. including Puerto Rico by reducing the amount of our revenue received from the customer remitted to Televisa. From time to time, we have granted and received waivers under the 2011 Televisa PLA, the Televisa PLA and the Mexico License. We have also, from time to time, entered into production, co-production, program license, advertising, technical services and other ordinary course agreements with Televisa that are not amendments or waivers of the 2011 Televisa PLA, the Televisa PLA or the Mexico License, which have resulted in payments to or from Televisa. We made aggregate payments to Televisa, net of withholdings, under our commercial agreements with them, including the Televisa PLA and the 2011 Televisa PLA, of approximately $141.6 million, $296.8 million, $304.9 million and $254.4 million for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013, respectively. We recognized aggregate revenue from Televisa under our commercial agreements with them, including the Mexico License, of approximately $12.6 million, $18.7 million, $23.5 million and $22.9 million for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013, respectively.

In February 2016, we entered into a binding memorandum of understanding to form a joint venture, PW-Univision Studios, LLC, which we refer to as W Studios, with an entity controlled by producer Patricio Wills, which will develop and produce certain programming primarily for UniMás. W Studios will license certain rights in Mexico to such programming to us, which we are required to sublicense to Televisa under the Mexico License for no additional consideration. W Studios will also directly license to Televisa the pay-TV and subscription video on demand rights to such programming in Central and South America for distribution on Televisa-controlled platforms. In exchange for these rights, Televisa will pay W Studios a license fee of approximately $17,000 per episode, subject to current exchange rates and a 3% increase per year. We currently anticipate that approximately 220 episodes of programming will be produced by W Studios per year. In addition, Televisa will distribute such programming outside of the U.S. and Mexico under the Sales Agency Agreement.

Since 2012, we have entered in the following agreements that amended or modified certain terms of the 2011 Televisa PLA:

•

In 2013, the 2011 Televisa PLA was amended to permit Univision to sublicense to third parties English-language broadcast rights to certain Mexican First Division soccer matches owned or controlled by Televisa. In consideration, Univision agreed that the revenue received by Univision from licenses to third parties of any English-language broadcast rights to soccer matches, whether or not such rights are licensed to Univision by Televisa, was to be included in the revenue subject to the royalty payable by Univision to Televisa under the 2011 Televisa PLA. The terms of this arrangement have been included as part of the Televisa PLA.

•

In 2014, Televisa notified Univision that the cost to acquire the rights to certain Mexican First Division soccer league games not owned or controlled by Televisa were greater than expected. We agreed to pay Televisa a fixed license fee per season for the U.S. rights to these games. Over the term of the license these fees are expected to be in aggregate approximately $2.4 million more than the amounts that would have been payable for these rights under the 2011 Televisa PLA.

•

In 2014, Univision and Televisa entered into an amendment to the 2011 Televisa PLA related to provisions that gave Univision free television rights and certain rights of first negotiation/refusal for other rights to motion pictures produced or acquired by Pantelion Films (“Pantelion”), a Televisa affiliate. In order to better allow Pantelion to bid against other distributors effectively, Univision agreed to waive its free television rights related to Pantelion’s motion pictures (subject to a right to withdraw the waiver) in exchange for, among other things, a credit that will result in at least a 30% reduction to the license fee for any rights acquired pursuant to the first negotiation/refusal rights.

Since 2012, we have also entered into the following agreements with Televisa and to the extent payments have been made to Televisa or revenue has been recognized by us under such agreements, these payments or revenue are included in the aggregate amounts disclosed under “Televisa Commercial Agreements” above: (i) an agreement pursuant to which Televisa licenses certain scripted programming to us; (ii) agreements in 2013, 2014 and 2015 for Televisa’s production of branded entertainment segments for one of our advertising clients, for which we have incurred service fees of approximately $243,000 in 2013, $218,000 in 2014 and $197,000 in 2015; (iii) an agreement in 2013 to license to Televisa the broadcast rights in Mexico to a World Cup qualifying match in exchange for a payment by Televisa to us of $2.0 million and Televisa’s provision of broadcast rights to another World Cup qualifying match; (iv) an agreement in 2013 for Televisa’s production of a singing competition series for which we paid approximately $5.5 million to Televisa; (v) an agreement in 2014 for Televisa’s provision of satellite and fiber optic services in Brazil for the World Cup to us in exchange for a payment of $214,270; (vi) an extension in 2014 of a technical services agreement with an affiliate of Televisa to insert virtual integrations sold by us into programming airing on our networks in exchange for 15% of the amount generated from the sale by Univision of such virtual integrations; and (vii) an agreement in 2016 to sublicense certain rights in Mexico to sports programming to Televisa in exchange for approximately $1.8 million and authorization for us to sublicense certain rights outside of Mexico to a third party.

Televisa Convertible Debentures and Warrants

Pursuant to the Televisa transactions, we issued convertible debentures to Televisa, maturing in 2025, with an aggregate principal amount of $1,125.0 million. The debentures accrued interest at a fixed rate of 1.5% per annum payable quarterly in arrears in cash. We made interest payments to Televisa under the convertible debentures of $7.7 million, $14.3 million and $14.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

On July 15, 2015, Televisa converted its debentures into the Televisa Warrants which are exercisable, for nominal consideration, subject to applicable laws and regulations and certain contractual limitations, into                  shares of our Class T-1 common stock (originally our Class C common stock) as of the closing of this offering. If a person other than Televisa exercises the Televisa Warrants, the holder would receive shares of our

Class A common stock. In connection with the conversion of the Televisa debentures, we made a one-time payment of $135.1 million to Televisa on July 15, 2015.

On July 15, 2015, Televisa exercised a portion of the Televisa Warrants and received 267,532 shares of Class C Common Stock which increased Televisa’s direct ownership percentage of our common stock to approximately 10% of our common stock, which is the maximum percentage of our outstanding common stock that Televisa may own, or the Maximum Equity Percentage, pursuant to the Stockholders Agreement (as defined and discussed below). Upon the issuance of Class A common stock pursuant to this offering, Televisa’s direct ownership percentage will fall below the Maximum Equity Percentage and Televisa will be able to convert Televisa Warrants into as many as              additional shares of our Class T-1 common stock without exceeding the Maximum Equity Percentage.

Stockholder Arrangements

Investor and Televisa Memorandum of Understanding

On July 1, 2015, we entered into the MOU to, among other things, amend our amended and restated certificate of incorporation, amended and restated bylaws, the PIA, the Stockholders Agreement (as defined below), the PRRCA (as defined below) and the Investment Agreement with Televisa (as defined below). The following description of our stockholder agreements and the description of our capital stock reflect the agreed upon amendments to the aforementioned documents.

Principal Investor Agreement

On December 20, 2010, we entered into the PIA with the Investors and Televisa, which together with the amendments to the PIA contemplated by the MOU, contains various provisions described below.

Director Designation Rights

Pursuant to the PIA, the Investors and Televisa have certain director designation rights. See “Description of Capital Stock—Director Designation Rights.”

Approval Rights of the Investors and Televisa

Pursuant to the PIA, the Investors and Televisa have approval rights with respect to certain matters. See “Description of Capital Stock—Approval Rights.”

Indemnification Rights

The PIA provides each of the Investors and Televisa with certain indemnification rights.

Agreement on FCC Petition and FCC Transfer of Control Application

We and Televisa have jointly filed a petition for declaratory ruling at the FCC seeking (a) an increase in our permitted ownership by non-U.S. persons from the current 25% ownership limitation (the “Current FCC Foreign Ownership Cap”) to 49% of our common stock (on a voting and equity basis) and (b) to authorize Televisa to hold up to 40% of our common stock (on a voting and equity basis) (the “FCC Petition”). Pursuant to the MOU, we may be required to file subsequent petitions if the FCC Petition is not granted or is withdrawn.

Pursuant to the MOU, promptly after the Investors have transferred at least 75% of the shares of our common stock held by the Investors immediately following the time of the closing of Televisa’s investment in us on December 20, 2010 (the “Calculation Date”), we shall submit the FCC TOC Application for any required FCC approval of a transfer of control of the Company to the public stockholders of the Company or as otherwise may be required. In the event that the FCC grants approval of the FCC TOC Application (the “TOC Approval”), the Investors may, but are not obligated to continue to transfer our common stock. If the FCC denies or otherwise fails to approve the FCC TOC Application, the FCC TOC Application may be dismissed with the consent of Televisa and the Majority Principal Investors or we may (but shall not be required to) submit any other FCC TOC Application. In that circumstance, the Investors may not transfer more than 98% of the shares of our common stock held by the Investors on the Calculation Date without Televisa’s approval until TOC Approval has been obtained which approval shall not be required following a Televisa Sell-Down.

Stockholders Agreement

On December 20, 2010, we entered into that certain amended and restated stockholders agreement (the “Stockholders Agreement”) with the Investors, Televisa, Bank of America, Credit Suisse, Deutsche Bank, Lehman Brothers, Royal Bank of Scotland, Wachovia and certain individuals (the “Holders”), which together with the amendments to the PIA contemplated by the MOU, contains various provisions including those described below.

Televisa Ownership Limitations

Pursuant to the Stockholders Agreement, Televisa may not hold more than, for the period of time described in the Stockholders Agreement, the Maximum Equity Percentage, which is 10% of our outstanding common stock. The remaining amount of non-U.S. ownership available under the Current FCC Foreign Ownership Cap will be available to the Investors and our other stockholders. Notwithstanding that Televisa is limited to the Maximum Equity Percentage, Televisa will hold shares of our common stock that provide Televisa with enhanced voting power (at least 22% of our common stock) on matters other than for the election of directors to be elected exclusively by the separate vote of our Class S-1 common stock and Class T-1 common stock. See “Description of Capital Stock — Common Stock — Voting Rights.”

In addition, subject to certain exceptions provided for in the Stockholders Agreement, Televisa may not hold more than, for the period of time described in the Stockholders Agreement, 40% of our outstanding common stock including for this purpose shares of our common stock underlying our convertible securities held by Televisa (“Maximum Capital Percentage”).

Upon approval by the FCC of any increase in or elimination of the Current FCC Foreign Ownership Cap, Televisa will be allocated 83.33% of the approved foreign ownership capacity above the Current FCC Foreign Ownership Cap, up to an amount that would entitle Televisa to hold directly our common stock equal to the Maximum Capital Percentage, subject to any lower percentage ownership limitation on our common stock adopted by the FCC and applicable to Televisa (the “FCC Individual Cap”). The Maximum Equity Percentage will be increased by Televisa’s share of the increase in such foreign ownership capacity. The remaining portion of the increase in the Current FCC Foreign Ownership Cap shall be available to our other stockholders, including without limitation, any portion of the excess that Televisa cannot use due to the FCC Individual Cap.

The Maximum Equity Percentage shall not apply after the Investor Exit (as defined and discussed in “Description of Capital Stock — Common Stock — Election of Directors”) and receipt of a TOC Approval and, to the extent permitted by law, Televisa may convert any convertible securities or shares of our non-voting common stock into our voting common stock. The termination of the Maximum Capital Percentage limitation is described below.

Transfer Restrictions

The Stockholders Agreement restricts transfers of our shares by the Investors, Televisa and the Holders to certain of our competitors without the prior written approval of our board of directors or as otherwise permitted under the Stockholders Agreement. In addition, the Investors and the Holders may not transfer their shares to certain restricted persons without the approval of Televisa or as otherwise permitted under the Stockholders Agreement, provided that this transfer restriction shall expire upon the Televisa Sell-Down.

For a period of 18 months (subject to reduction under limited circumstances) commencing on the later of (i) the filing of the FCC Petition and (ii) the date on which we make an underwritten public offering of our common stock that, in the aggregate with any previous underwritten offering of our common stock, exceeds $500.0 million and meets certain other conditions under our Stockholders Agreement (the “Lock-up Start Date”), Televisa shall not transfer (other than to certain permitted transferees) any equity interest in the Company, including shares of our common stock and convertible securities.

In the event that the FCC approves the FCC Petition to permit Televisa to hold and vote directly at least 33% of our issued and outstanding common stock, for a period of two years from the later of such FCC approval and 12 months from the Lock-up Start Date, Televisa may not transfer (other than to certain permitted transferees) any equity interest in the Company exceeding, in the aggregate for all such transfers, 30% of its fully converted equity interest in the Company at the time of such approval.

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In the event that the FCC approves the FCC Petition to permit Televisa to hold and vote directly more than 25% of our issued and outstanding common stock, but less than 33% of the issued and outstanding common stock, Televisa has agreed, for a number of months following the later of such FCC approval and 12 months from the Lock-up Start Date equal to 24 times a fraction with (x) a numerator equal to the percentage of our direct equity Televisa is allowed to hold and vote after the FCC approval less 25% and (y) a denominator equal to eight percent, not to transfer (other than to certain permitted transferees) any equity interest in the Company exceeding in the aggregate for all such transfers, 30% of its fully converted equity interest in the Company as of the time of such approval.

Televisa is not obligated to accept any condition that may be imposed by the FCC in order for Televisa to increase its level of ownership of our common stock (except for any total ownership cap imposed by the FCC).

In the event that Televisa transfers any interest in our capital stock or convertible securities, Televisa must first transfer the shares underlying the Televisa warrants before transferring shares of our common stock.

Drag-Along Rights

Pursuant to the Stockholders Agreement, the members of the group comprised of the Investors that, in the aggregate, hold at least sixty percent of shares of our common stock held by the Investors (the “Majority Principal Investors”) may at any time compel the Investors and the Holders, but not Televisa, to sell all or a portion of their shares in a change of control transaction (the “Change of Control Drag-Along”). Further, the members of the group comprised of the Investors and Televisa that, in the aggregate, hold the majority of outstanding common stock held by all of the members of such group (provided that such calculation shall only include the shares of our common stock held directly by Televisa that do not exceed 10% of the aggregate shares of our outstanding common stock) (the “Majority PITV Investors”) may, at any time, require the Investors and the Holders, but not Televisa, to exchange, convert or transfer all of a portion of their shares in a recapitalization transaction (the “Recapitalization Drag-Along”). The Change of Control Drag-Along and the Recapitalization Drag-Along expire at the time the Investors collectively sell 66 2⁄3% of the shares of our common stock held by the Investors immediately following the Calculation Date (the “Principal Investor Two-Thirds Sell-Down”).

Right of First Offer

If a stockholder party to the Stockholders Agreement proposes to sell any of our shares in a private sale, subject to certain exceptions, the selling stockholder must first offer to the Investors and Televisa the opportunity to purchase such shares (the “ROFO”), provided that this right shall not apply to a change of control transaction initiated by the Investors or us in compliance with the terms of the Stockholders Agreement. Televisa may not exercise the ROFO until at least one Investor exercises the ROFO on the proposed sale of shares. In addition, Televisa’s ROFO rights shall expire if Televisa transfers our shares to any person (other than certain permitted transferees under the Stockholders Agreement) in an amount equal to, or greater than, 1% of our shares held by Televisa immediately following the Calculation Date. The ROFO terminates upon the Principal Investor Two-Thirds Sell-Down.

Tag-Along Rights

If any stockholder party to the Stockholders Agreement proposes to sell our shares in a private sale, each of the other stockholder parties to the Stockholders Agreement, except for management stockholders, shall have the opportunity to participate in such sale on the same terms and conditions as the selling stockholder. The tag-along rights for the stockholder parties to the Stockholders Agreement (except for Televisa) expire upon the earlier of (i) a change of control and (ii) the Principal Investor Two-Thirds Sell-Down, provided that the tag-along rights for certain bank investors shall only expire upon the Principal Investor Two-Thirds Sell-Down.

Investor Sale of Control

Pursuant to the Stockholders Agreement and subject to the Televisa sale process rights described below, the Investors have the right to sell their shares of our common stock or effectuate a merger to transfer control of the Company to a purchaser and, in each case, deliver the collective rights and obligations of the Investors to the purchaser, including the Investors’ rights and obligations under the Stockholders Agreement, PRRCA, PIA, our amended and restated certificate of incorporation and amended and restated bylaws. The Investors’ right to effectuate such a change of control transaction in accordance with the Stockholders Agreement expires upon the Principal Investor Two-Thirds Sell-Down.

Televisa Sale Process Rights

In the event that the Investors or the Company effectuate a change of control transaction in compliance with the terms of the Stockholders Agreement, Televisa will have the right to tag-along on such sale as described above or Televisa may retain their shares or, if applicable, roll-over their shares into the acquiring entity, provided that these tag-along and roll-over rights shall expire upon a Televisa Sell-Down. In addition, the Stockholders Agreement provides Televisa with certain information and access rights in connection with a change of control transaction initiated by the Investors or the Company, including the opportunity to meet with the prospective purchaser prior to their final bid and establishing an arbitration process to resolve any disputes between the Company or the Investors, on the one hand, and Televisa, on the other hand, related to the sale process.

Televisa Post-IPO Participation Right

Pursuant to the Stockholders Agreement, Televisa will have the opportunity to purchase from the Investors up to 50% of the shares of our common stock being transferred by the Investors following this offering up to an agreed maximum number of shares. See “Description of Capital Stock—Pre-emptive Rights; Post-IPO Sale Participation Right.”

Voting Agreement

Subject to the terms of the Stockholders Agreement, each Investor and each Holder, but not Televisa, has agreed to vote their shares as instructed by the Majority Principal Investors or Majority PITV Investors, as applicable, with respect to a change of control transaction, recapitalization transaction, the election of the board of directors and any amendments to our certificate of incorporation.

Televisa Standstill

On December 20, 2010, we entered into an investment agreement (the “Investment Agreement”) with Televisa pursuant to which Televisa purchased their interest in our capital stock and convertible debentures. Pursuant to the Investment Agreement, following the consummation of this offering, Televisa will be subject to standstill provisions that restrict Televisa from making certain shareholder proposals, soliciting proxies and engaging in certain actions in order to increase its ownership of our capital stock above the Maximum Equity Percentage or Maximum Capital Percentage, including through third party purchases, or as part of a group that would collectively own, directly or indirectly, more than the Maximum Equity Percentage or the Maximum Capital Percentage (the “Televisa Standstill”). However, the Televisa Standstill shall not prevent (i) the directors of our board of directors appointed by Televisa from serving and acting in their capacity as directors consistent with their fiduciary duties, (ii) Televisa from submitting, on a confidential basis, proposals to our board of directors or the Investors relating to any matter including, without limitation, the actions prohibited by the Televisa Standstill and (iii) Televisa from exercising its convertible securities, preferential rights or any of its other rights under our certificate of incorporation, the PIA, the Stockholders Agreement, the Investment Agreement and the PRRCA.

Pursuant to the MOU, the Televisa Standstill provisions will expire upon the earlier of (a) 180 days after an Investor Exit and receipt of a TOC Approval and (b) the first date at or following both an Investor Exit and receipt of a TOC Approval on which a person other than Televisa solicits proxies or consents, proposes a competing director slate or makes a tender offer for our common stock, or we put ourselves up for sale. However, upon the expiration of the Televisa Standstill, Televisa, whether alone or as part of a group, may not acquire more than the Maximum Capital Percentage unless Televisa, alone or as part of a group, makes a public offer to our shareholders to acquire all of our outstanding shares that Televisa does not already own and such offer is accepted or approved by the holders of a majority of shares of our common stock not held by Televisa. Notwithstanding the foregoing, if Televisa acquires a controlling stake in our equity interests from the Investors and as a result would exceed the Maximum Capital Percentage, Televisa will not be required to make an offer to acquire all of our outstanding shares that Televisa does not already own.

Participation, Registration Rights and Coordination Agreement

On December 20, 2010, we entered into that certain amended and restated participation, registration rights and coordination agreement (the “PRRCA”) with the Investors, Televisa and certain other holders of our common stock which contains various provisions including those described below.

Televisa Participation Right

Pursuant to the PRRCA, Televisa has certain participation rights with respect to sales of our capital stock. See “Description of Capital Stock—Pre-emptive Rights; Post-IPO Sale Participation Right.”

Registration Rights

Pursuant to the PRRCA, the parties thereto have certain registration rights with respect to our common stock. See “Description of Capital Stock—Registration Rights.”

Sale Coordination

Pursuant to the PRRCA, the parties thereto may be required to coordinate the sale of their shares of our common stock. See “Description of Capital Stock—Sale Coordination.”

Sponsor Management Agreement

On March 27, 2007, we entered into the Sponsor Management Agreement, which was amended and restated on December 20, 2010, with the Investors under which certain affiliates of the Investors provided us (i) advice with respect to the negotiation of agreements, contracts, documents and instruments relating to our financing transactions; (ii) financial, managerial and operational advice in connection with our business, including the development and implementation of strategies for improving our operating, marketing and financial performance; and (iii) such other services as we required. Effective as of March 31, 2015, we entered into an agreement with the Investors to terminate the Sponsor Management Agreement. Under that agreement, we agreed to pay a reduced termination fee and quarterly service fees in full satisfaction of our obligations to the Investors under the Sponsor Management Agreement. Pursuant to such termination agreement, we paid a termination fee of $112.4 million in April 2015 (which was accrued as of March 31, 2015) to affiliates of the Investors and continued to pay a quarterly aggregate service fee of 1.26% of operating income before depreciation and amortization, subject to certain adjustments, until December 31, 2015.

Prior to termination, the Investors received a quarterly aggregate service fee based on operating income before depreciation and amortization, subject to certain adjustments. As of January 1, 2016, we no longer incur any management fees. The management fee was $16.9 million, $16.3 million and $14.6 million for the years ended December 31, 2015, 2014 and 2013, respectively. The management fees were recorded as selling, general and administrative expenses on the consolidated statement of operations.

Televisa Technical Assistance Agreement

In connection with its investment in us, Televisa entered into an agreement with Univision under which Televisa provides us with technical assistance related to our business. Effective as of March 31, 2015, we entered into an agreement with Televisa to terminate the technical assistance agreement. Under this agreement, we agreed to pay a reduced termination fee and increased quarterly service fees in full satisfaction of our obligations to Televisa under the technical assistance agreement. Pursuant to such termination agreement, we paid a termination fee of $67.6 million in April 2015 (which was accrued as of March 31, 2015) to Televisa and continued to pay an increased quarterly service fee of 0.74% of operating income before depreciation and amortization, subject to certain adjustments, until December 31, 2015.

Prior to termination, Televisa received a quarterly fee based on operating income before depreciation and amortization, subject to certain adjustments. As of January 1, 2016, we no longer incur any technical assistance fees. The fees were $10.0 million, $8.8 million and $7.8 million for the years ended December 31, 2015, 2014 and 2013, respectively. The technical assistance fees were recorded as selling, general and administrative expenses on the consolidated statement of operations.

Expense Reimbursement Arrangements

Pursuant to the PIA, our board of directors and any observers to the board of directors are entitled to reimbursement by us of any reasonable out-of-pocket expenses incurred by such observers or directors in connection with attending any meeting of the board of directors or any committee thereof. Pursuant to the PIA, the Investors and Televisa are entitled to reimbursement by us for any reasonable costs and expenses incurred in connection with (i) exercising or enforcing their rights under our governing documents and (ii) amending our governing documents. The out-of-pocket expenses pursuant to the PIA were $0.2 million, $1.1 million, $1.0 million and $0.8 million for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013, respectively. The reimbursable out-of-pocket expenses are recorded as selling, general and administrative expenses on the consolidated statement of operations.

Consulting Arrangement

We have a consulting arrangement with SCG Investments IIB LLC (“SCG”), an entity controlled by the Chairman of our board of directors. In compensation for the consulting services provided by our Chairman, equity units in various LLCs that hold a portion of our common stock on behalf of the Investors and Televisa were granted to SCG. The equity grants provide for payments to SCG upon defined liquidation events based on the appreciation realized by the Investors and Televisa in their investments in us in excess of certain preferred returns and performance thresholds. A portion of these equity grants have vested and the remainder will only vest, and their related payments will only be made, if our Chairman is providing services to us at the time of the defined liquidity event. The term of the consulting arrangement is indefinite, subject to the right of either party to terminate the arrangement for any reason on thirty days’ notice. We recorded non-cash share-based compensation expense of $18.5 million in 2012. We will record an additional non-cash compensation expense upon the vesting of the remaining units.

In addition, under the consulting arrangement, SCG is entitled to reimbursement for reasonable expenses incurred by SCG in connection with Mr. Saban’s services, including his direct operating costs for use of a private plane in connection with his performance of such services, not to exceed $720,000 in any calendar year. The out-of-pocket expenses reimbursed to SCG in connection with Mr. Saban’s services are included in the out-of-pocket expense amounts referenced above under “—Stockholder Arrangements—Sponsor Management Agreement.” SCG is also entitled to certain indemnification protections under the consulting arrangement.

Transactions with other Sponsor-affiliated companies

The Investors are private investment firms that have investments in companies that may do business with Univision. No individual Sponsor has a controlling ownership interest in us. However, the Investors have controlling ownership interests or ownership interests with significant influence with companies that do business with us.

Since January 1, 2013, in the ordinary course of business, we received goods and services from, and made payments for technology, talent agency and other services, from such companies. Notably, we received ratings services from Nielsen Company/Nielsen Media Research for which we paid $64.6 million in 2013. THL, one of the Investors, had more than a 10% equity interest in Nielsen Company/Nielsen Media Research at that time. In addition, we used Katz Media Group as our national sales representative for our radio advertising sales and made aggregate payments to Katz Media Group of approximately $3.8 million, $7.2 million, $8.9 million and $9.7 million for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013, respectively. THL had more than a 10% equity interest in Katz Media Group at such times. We aired the first season of a musical competition television show, La Banda, on the Univision Network from September 2015 to December 2015, and renewed the show for a second season which premiered in September 2016, pursuant to an arrangement with the owners of the rights to the program, including an entity that is controlled by Saban Capital Group and in which Mr. Saban has a significant personal ownership interest. In connection with this arrangement, the owners of the program have granted to Televisa certain broadcast rights in Mexico to the show, together with certain format and exploitation rights. In 2014, we entered into an agreement with an affiliate of Providence Equity to develop and market research panels and provide marketing services for the panels, pursuant to which we would receive a fee in the form of a revenue share with a minimum guarantee of $250,000 and up to $1.25 million annually. The agreement terminated in August 2015 and we received fees totaling $250,000 over the life of the agreement. With respect to affiliates of the Investors for which we made payments in excess of $120,000 per year under certain commercial agreements, we made aggregate payments to such affiliates (including Nielsen Company/Nielsen Media Research and Katz Media Group as disclosed above) of approximately $4.0 million, $18.3 million, $24.4 million and $101.9 million for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013, respectively.

In addition, in the ordinary course of business, we receive revenues from companies in which certain of the Investors have controlling ownership interests or ownership interests with significant influence. With respect to affiliates of the Investors for which we received revenue in excess of $120,000 per year under certain commercial agreements, we recognized aggregate revenue from such affiliates of approximately $4.2 million, $7.8 million, $6.7 million and $6.0 million for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013, respectively.

In 2013, Univision entered into two agreements with a sales representation company owned by the spouse of one of our directors, pursuant to which the company serves as our exclusive national sales representative for particular advertising and infomercials on certain networks and channels in exchange for a commission based on net sales of such advertisements and infomercials and related services. These agreements were amended effective June 30, 2015 to cover certain advertising on our radio stations. The payments for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014 and 2013 were approximately $0.6 million, $1.0 million, $0.5 million and $0.1 million, respectively.

Launch Rights

In March 2013 we entered into agreements with Televisa and Mr. Azcárraga Jean, Televisa’s chairman and one of our directors, as a result of which we obtained for our benefit the right to launch certain networks on the carriage platform of an MVPD that distributes our broadcast and cable networks. Pursuant to these agreements we paid an aggregate of $81.0 million to Mr. Azcárraga Jean and Televisa and agreed to provide Televisa, for promotion of Televisa’s and its affiliates’ businesses, certain unsold advertising inventory at no cost on two of the networks to be carried by this MVPD.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors. These agreements, among other things, require us to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director.

Policies for Approval of Related Person Transactions

The related person transactions as described above have been approved by our board of directors. We have adopted a written policy relating to the identification, review and approval and/or ratification of related person transactions. In addition to the description above, related person transactions also include transactions, series of transactions or arrangements in which we participate (whether or not we are a party) and in which a related person has a direct or indirect material interest.

Our policy requires that all related persons report all potential transactions or arrangements that could be related person transactions in advance (or otherwise at the earliest possible opportunity) to our general counsel or his designee for review and consideration. The general counsel will determine whether a proposed transaction is a related person transaction, and if he or she determines that a transaction is a related person transaction, he or she will submit such transaction for review and approval to the board of directors or a committee thereof, pursuant to this policy. If a member of the board of directors has an interest in or is involved in a related person transaction, such person will be recused from the voting and discussion on such transaction by the board of directors.

In connection with approving or ratifying a related person transaction, the board of directors or a committee thereof will consider, in light of the relevant facts and circumstances, whether or not the transaction is in, or not inconsistent with, our best interests, including consideration of the following factors, to the extent pertinent:

•	the position within or relationship of the related person with us;

•

the materiality of the transaction to the related person and us, including the dollar value of the transaction, without regard to profit or loss and the nature of the related person’s interest in the transaction;

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the business purpose for and reasonableness of the transaction (including the anticipated profit or loss from the transaction), taken in the context of the alternatives available to us for attaining the purposes of the transaction;

•	whether the transaction is comparable to a transaction that could be available on an arm’s-length basis or is on terms that we offer generally to persons who are not related persons;

•	whether the transaction is in the ordinary course of our business and was proposed and considered in the ordinary course of business; and

•

the effect of the transaction on our business and operations, including on our internal control over financial reporting and system of disclosure controls and procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transaction.

In addition, the board of directors or a committee thereof may, from time to time, delegate to the general counsel, the authority to approve certain related person transactions, subject to notification or ratification by the board of directors as determined in its sole discretion.

PRINCIPAL STOCKHOLDERS

Security Ownership

The following table shows information regarding the beneficial ownership of our common stock (1) immediately following the Equity Recapitalization but prior to this offering and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers and each member of our board of directors; and

•	all of our named our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and certain of our selling stockholders, see “Certain Relationships and Related Person Transactions.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and/or investment power with respect to all shares of our common stock shown as beneficially owned by them. The shares of Class A common stock, Class S-1 common stock, Class T-1 common stock and Class T-3 common stock carry voting rights as further described in “Description of Capital Stock.” Percentage of beneficial ownership prior to and following this offering is based on no shares of Class A common stock,                 shares of Class S-1 common stock              shares of Class S-2 common stock,              shares of Class T-1 common stock,              shares of Class T-2 common stock and one share of Class T-3 common stock outstanding as of                     , 2016, after having given pro forma effect to the Equity Recapitalization as if it happened on                     , 2016. Percentage of beneficial ownership following this offering assumes the issuance of              shares of Class A common stock in this offering and no exercise of the underwriters’ option to purchase additional shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them.

Unless otherwise indicated, the address for each holder listed below is 605 Third Avenue, 33rd Floor, New York, NY 10158. Unless otherwise indicated, the address of each beneficial holder is c/o Univision Holdings, Inc. 605 Third Avenue, 33rd Floor, New York, NY 10158.

Shares of common stock beneficially owned before this offering
	Class A (1) common stock		Class S-1 (1) common stock		Class S-2 (1) common stock		Class T-1 (1) common stock		Class T-2 (1) common stock		Class T-3 (1) common stock		Combined Voting Power
Name and address of beneficial owner	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
5% stockholders:
Madison Dearborn Funds(2)
Providence Equity Funds(3)
SCG Investments II, LLC(4)
TPG Funds(5)
THL Funds(6)
Multimedia Telecom S.A. de C.V.(7)
Named executive officers and directors:
Zaid F. Alsikafi
Alfonso de Angoitia
Emilio Azcárraga Jean
José Antonio Bastón Patiño
Adam Chesnoff(4)
Henry G. Cisneros(8)
Julie Hong Clayton
Michael P. Cole
Randel A. Falco(9)
David E. Goel
Michael N. Gray
Andrew W. Hobson(10)
Jason Kilar
Roberto Llamas(11)
Francisco J. Lopez-Balboa
Peter H. Lori(12)
Jonathan M. Nelson(3)
Gregory Norden
James N. Perry, Jr.
Haim Saban(4)
Enrique F. Senior Hernández
Jonathan Schwartz(13)
David Trujillo
Tony Vinciquerra
All named executive officers and directors as a group (24 persons)

Shares of common stock beneficially owned after this offering
	Class A (1) common stock		Class S-1 (1) common stock		Class S-2 (1) common stock		Class T-1 (1) common stock		Class T-2 (1) common stock		Class T-3 (1) common stock		Combined Voting Power
Name and address of beneficial owner	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Percent
5% stockholders:
Madison Dearborn Funds(2)
Providence Equity Funds(3)
SCG Investments II, LLC(4)
TPG Funds(5)
THL Funds(6)
Multimedia Telecom S.A. de C.V.(7)
Named executive officers and directors:
Zaid F. Alsikafi
Alfonso de Angoitia
Emilio Azcárraga Jean
José Antonio Bastón Patiño
Adam Chesnoff(4)
Henry G. Cisneros(8)
Julie Hong Clayton
Michael P. Cole
Randel A. Falco(9)
David E. Goel
Michael N. Gray
Andrew W. Hobson(10)
Jason Kilar
Roberto Llamas(11)
Francisco J. Lopez-Balboa
Peter H. Lori(12)
Jonathan M. Nelson(3)
Gregory Norden
James N. Perry, Jr.
Haim Saban(4)
Enrique F. Senior Hernández
Jonathan Schwartz(13)
David Trujillo
Tony Vinciquerra
All named executive officers and directors as a group (24 persons)

*	Represents less than one percent.
(1)

Holders of Class A common stock, Class S-1 common stock and Class T-1 common stock are entitled to one vote per share. Holders of Class S-2 common stock and Class T-2 common stock do not have any voting power or voting rights other than as required by applicable law. The Class T-3 common stock provides Televisa with voting power be equal to (a) (1) the FCC foreign percentage ownership limitation on voting capital stock of corporations that own broadcast licensees that may be held by non-U.S. persons (as amended or modified from time to time, the “FCC Voting Cap”) or (2) if higher than the percentage referred to in clause (1), any FCC Voting Cap adopted by the FCC and applicable to Televisa less (b) the percentage of our voting common stock held by the Investors, Glade Brook and certain bank investors that is attributable to non-U.S. persons for FCC purposes at such time (but in no event greater than 3%) less (c) the percentage of our voting common stock (other than Class T-3 common stock) held by Televisa. At the time of this offering, the FCC Voting Cap is 25%. Immediately prior to the consummation of this offering, the Class T-3 common stock provides Televisa with         % of the total voting power in us. Immediately after the consummation of this offering, the Class T-3 common stock provides Televisa with         % of the total voting power in us. See “Description of Our Capital Stock—Voting Rights.”

(2)

Includes the following: (i)             shares of Class S-1 common stock held by Madison Dearborn Capital Partners IV, L.P.,              shares of Class S-1 common stock held by Madison Dearborn Capital Partners IV, L.P., through its interest in BMPI Services LLC (“BMPI”), the named owner of these shares, and              shares of Class S-1 common stock held by Madison Dearborn Capital Partners IV, L.P., through its interest in BMPI Services III LLC (“BMPS3” and together with “BMPI,” the “BMP Entities”), the named owner of these shares, (ii)              shares of Class S-1 common stock held by MDCPIV Intermediate (Umbrella) L.P.,              shares of Class S-1 common stock held by MDCPIV Intermediate (Umbrella), L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by MDCPIV Intermediate (Umbrella), L.P., through its interest in BMPS3, the named owner of these shares, (iii)              shares of Class S-1 common stock held by Madison Dearborn Capital Partners, V-A, L.P.,              shares of Class S-1 common stock held by Madison Dearborn Capital Partners, V-A, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by Madison Dearborn Capital Partners, V-A, L.P., through its interest in BMPS3, the named owner of these shares, (iv)              shares of Class S-1 common stock held by MDCPV Intermediate (Umbrella), L.P.,              shares of Class S-1 common stock held by MDCPV Intermediate (Umbrella), L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by MDCPV Intermediate (Umbrella), L.P., through its interest in BMPS3, the named owner of these shares, (v)              shares of Class S-2 common stock held by MDCP Foreign Co-Investors (Umbrella), L.P.,              shares of Class S-2 common stock held by MDCP Foreign Co-Investors (Umbrella), L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by MDCP Foreign Co-Investors (Umbrella), L.P., through its interest in BMPS3, the named owner of these shares, and (vi)              shares of Class S-2 common stock held by MDCP US Co-Investors (Umbrella), L.P.,              shares of Class S-2 common stock held by MDCP US Co-Investors (Umbrella), L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by MDCP US Co-Investors (Umbrella), L.P., through its interest in BMPS3, the named owner of these shares. The entities in this footnote, other than the BMP Entities, are referred to as “Madison Dearborn Funds.” Madison Dearborn Partners IV, L.P. is the general partner of Madison Dearborn Capital Partners IV, L.P. and MDCPIV Intermediate (Umbrella) L.P. Madison Dearborn Partners V-A&C, L.P. is the general partner of Madison Dearborn Capital Partners, V-A, L.P., MDCPV Intermediate (Umbrella), L.P., MDCP Foreign Co-Investors (Umbrella), L.P. and MDCP US Co-Investors (Umbrella), L.P. Madison Dearborn Partners, LLC is the general partner of Madison Dearborn Partners IV, L.P. and Madison Dearborn Partners V-A&C, L.P. Messrs. Paul J. Finnegan and Samuel M. Mencoff, as sole Managers of Madison Dearborn Partners, LLC, may be deemed to possess indirect beneficial ownership of the securities beneficially owned by the Madison Dearborn Funds. The address of the Madison Dearborn Funds is c/o Madison Dearborn Partners, Three First National Plaza, Suite 4600, Chicago, Illinois, 60602.

(3)

Includes the following: (i)              shares of Class S-1 common stock held by Providence Equity Partners V (Umbrella US) L.P.,              shares of Class S-1 common stock held by Providence Equity Partners V (Umbrella US) L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by Providence Equity Partners V (Umbrella US) L.P., through its interest in BMPS3, the named owner of these shares, (ii)              shares of Class S-1 common stock held by Providence Investors V (Univision) L.P.,              shares of Class S-1 common stock held by Providence Investors V (Univision) L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by Providence Investors V (Univision) L.P., through its interest in BMPS3, the named owner of these shares, (iii)              shares of Class S-1 common stock held by Providence Equity Partners VI (Umbrella US) L.P.,              shares of Class S-1 common stock held by Providence Equity Partners VI (Umbrella US) L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by Providence Equity Partners VI (Umbrella US) L.P., through its interest in BMPS3, the named owner of these shares, (iv)              shares of Class S-1 common stock held by Providence Investors VI (Univision) L.P.,              shares of Class S-1 common stock held by Providence Investors VI (Univision) L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by Providence Investors VI (Univision) L.P., through its interest in BMPS3, the named owner of these shares, (v)              shares of Class S-2 common stock held by Providence Co-Investors (Univision US) L.P.,              shares of Class S-2 common stock held by Providence Co-Investors (Univision US) L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by Providence Co-Investors (Univision US) L.P., through its interest in BMPS3, the named owner of these shares, and (vi)              shares of Class S-2 common stock held by Providence Co-Investors (Univision) L.P.,              shares of Class S-2 common stock held by Providence Co-Investors (Univision) L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by Providence Co-Investors (Univision) L.P., through its interest in BMPS3, the named owner of these shares. The entities in this footnote, other than the BMP Entities, are referred to as “Providence Equity Funds.” Providence Equity Partners V L.L.C. is the general partner of Providence Equity GP V L.P. which is the general partner of Providence Equity Partners V (Umbrella US) L.P. Providence Umbrella GP L.L.C. (“PEP Umbrella GP”) is the

general partner of Providence Investors V (Univision) L.P., Providence Co-Investors (Univision US) L.P. and Providence Co-Investors (Univision) L.P. Providence Equity Partners VI L.L.C. is the general partner of Providence Equity GP VI L.P. which is the general partner of Providence Equity Partners VI (Umbrella US) L.P. Providence VI Umbrella GP L.L.C. is the general partner of Providence Investors VI (Univision) L.P. PEP Umbrella GP may be deemed to share beneficial ownership of the shares owned by Providence Investors V (Univision) L.P., Providence Co-Investors (Univision US) L.P. and Providence Co-Investors (Univision) L.P. Messrs. Glenn M. Creamer, Jonathan M. Nelson and Paul J. Salem are members of each of the Providence Equity Funds entities referenced above and may be deemed to possess indirect beneficial ownership of the securities beneficially owned by each such entity. The address of the Providence Equity Funds is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(4)

Includes              shares of Class S-1 common stock held by SCG Investments II LLC,              shares of Class S-1 common stock held by SCG Investments II, LLC through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by SCG Investments II, LLC through its interest in BMPS3, the named owner of these shares. Haim Saban, a director of the Company, indirectly controls SCG Investments II LLC and may be deemed to possess indirect beneficial ownership of the securities beneficially owned by SCG Investments II LLC. Mr. Chesnoff, a director of the Company, is a manager of SCG Investments II, LLC and may be deemed to possess indirect beneficial ownership of the securities beneficially owned by SCG Investments II, LLC. Mr. Chesnoff disclaims beneficial ownership of the securities held by SCG Investments II, LLC except to the extent of his pecuniary interest therein. The address of SCG Investments II, LLC is c/o Saban Capital Group, 10100 Santa Monica Boulevard, Los Angeles, California 90067.

(5)

Includes the following: (i)              shares of Class S-1 common stock held by TPG Umbrella IV, L.P.,              shares of Class S-1 common stock held by TPG Umbrella IV, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by TPG Umbrella IV, L.P., through its interest in BMPS3, the named owner of these shares, (ii)              shares of Class S-1 common stock held by TPG Umbrella International IV, L.P.,              shares of Class S-1 common stock held by TPG Umbrella International IV, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by TPG Umbrella International IV, L.P., through its interest in BMPS3, the named owner of these shares, (iii)              shares of Class S-1 common stock held by TPG Media V-AIV 1, L.P.,              shares of Class S-1 common stock held by TPG Media V-AIV 1, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by TPG Media V-AIV 1, L.P., through its interest in BMPS3, the named owner of these shares, (iv)              shares of Class S-1 common stock held by TPG Media V-AIV 2, L.P.,              shares of Class S-1 common stock held by TPG Media V-AIV 2, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-1 common stock held by TPG Media V-AIV 2, L.P., through its interest in BMPS3, the named owner of these shares, (v)              shares of Class S-2 common stock held by TPG Umbrella Co-Investment, L.P.,              shares of Class S-2 common stock held by TPG Umbrella Co-Investment, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by TPG Umbrella Co-Investment, L.P., through its interest in BMPS3, the named owner of these shares, and (vi)              shares of Class S-2 common stock held by TPG Umbrella International Co-Investment, L.P.,              shares of Class S-2 common stock held by TPG Umbrella International Co-Investment, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by TPG Umbrella International Co-Investment, L.P., through its interest in BMPS3, the named owner of these shares. The entities mentioned above in this footnote, other than the BMP Entities, are referred to as the “TPG Funds.” TPG Advisors IV, Inc. is the general partner of each of TPG Umbrella IV, L.P. and TPG Umbrella International IV, L.P. TPG Advisors V, Inc. is the general partner of each of TPG Media V-AIV 1, L.P., TPG Media V-AIV 2, L.P., TPG Umbrella Co-Investment, L.P. and TPG Umbrella International Co-Investment, L.P. Messrs. David Bonderman and James Coulter are officers and sole shareholders of each of TPG Advisors IV, Inc. and TPG Advisors V, Inc., and may therefore be deemed to beneficially own the shares of Class S-1 and Class S-2 common stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by the TPG Funds except to the extent of their pecuniary interest therein. The address of the TPG Funds, TPG Advisors IV, Inc., TPG Advisors V, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(6)

Includes the following: (i)              shares of Class S-2 common stock held by Thomas H. Lee Equity Fund VI, L.P.,              shares of Class S-2 common stock held by Thomas H. Lee Equity Fund VI, L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by Thomas H. Lee Equity Fund VI, L.P., through its interest in BMPS3, the named owner of these shares, (ii)              shares of Class S-2 common stock held by THL Equity Fund VI Investors (Univision), L.P.,              shares of Class S-2 common stock held by THL Equity Fund VI Investors (Univision), L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by THL Equity Fund VI Investors (Univision), L.P., through its interest in BMPS3, the named owner of these shares, (iii)              shares of Class S-2 common stock held by THL Equity Fund VI Intermediate Investors (Univision US), L.P.,              shares of Class S-2 common stock held by THL Equity Fund VI Intermediate Investors (Univision US), L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by THL Equity Fund VI Intermediate Investors (Univision US), L.P., through its interest in BMPS3, the named owner of these shares, (iv)              shares of Class S-2 common stock held by THL Equity Fund VI Intermediate Investors (Univision), L.P.,              shares of Class S-2 common stock held by THL Equity Fund VI Intermediate Investors (Univision), L.P., through its interest in BMPI, the named owner of these shares, and              shares of Class S-2 common stock held by THL Equity Fund VI Intermediate Investors (Univision), L.P., through its interest in BMPS3, the named owner of these shares, and (v)              shares of Class S-2 common stock held by THL Equity Fund VI Investors (GS), LLC,              shares of Class S-2 common stock held by THL Equity Fund VI Investors (GS), LLC, through its interest in BMPI, the named owner of these shares and              shares of Class S-2 common stock held by THL Equity Fund VI Investors (GS), LLC, through its interest in BMPS3, the named owner of these shares. The entities in this footnote, other than the BMP Entities, are referred to as the “THL Funds.” THL Holdco, LLC is the managing member of Thomas H. Lee Advisors, LLC, which is the general partner of Thomas H. Lee Partners, L.P., which is the sole member of THL Equity Advisors VI, LLC, which is the general partner of Thomas H. Lee Equity Fund VI, L.P., THL Equity Fund VI Investors (Univision), L.P., THL

Equity Fund VI Intermediate Investors (Univision US), L.P. and THL Equity Fund VI Intermediate Investors (Univision), L.P. and is the manager of THL Equity Fund VI Investors (GS), LLC. Voting and investment determinations with respect to the shares held or controlled by the THL Funds are made by the private equity management committee of THL Holdco, LLC (the “THL Committee”). Todd M. Abbrecht, Anthony J. DiNovi, Thomas M. Hagerty, Soren L. Oberg, Scott M. Sperling and Kent R. Weldon are the members of the THL Committee, and as such are the individuals who may be deemed to share beneficial ownership of the shares held or controlled by the THL Funds. Each member of the THL Committee disclaims beneficial ownership of such securities. The address of each of the THL Funds and each member of the THL Committee is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.

(7)

Includes              shares of Class T-1 common stock held by Multimedia Telecom S.A. de C.V., shares of Class T-1 common stock held by Multimedia Telecom S.A. de C.V. through its interest in BMPI Services II, LLC, the named owner of these shares, and              shares of Class T-1 common stock held by Multimedia Telecom S.A. de C.V. through its interest in BMPI Services IV, LLC, the named owner of these shares. Prior to the consummation of this offering, Televisa’s beneficial ownership does not include              shares of Class T-1 common stock issuable upon conversion of the Televisa Warrants. After the consummation of this offering, Televisa’s beneficial ownership includes shares of Class T-1 common stock issuable upon conversion of the Televisa Warrants, which would bring Televisa’s direct ownership of our common stock to its Maximum Equity Percentage (as discussed in “Certain Relationships and Related Person Transactions–Televisa Convertible Debentures and Warrants”), which is 10%. Televisa’s beneficial ownership following this offering does not include              shares of class T-1 common stock that is issuable upon conversion of the Televisa Warrants as such conversion would bring Televisa’s direct ownership of our common stock above its Maximum Equity Percentage, which would violate the Stockholders Agreement (as defined and discussed in “Certain Relationships and Related Person Transactions–Stockholder Arrangements–Stockholders Agreement”). The address of Multimedia Telecom S.A. de C.V. is c/o Grupo Televisa, S.A.B., Building A, 4th Floor, No. 2000 Colonia Santa Fe, Mexico, DF /01210 / Mexico.

(8)	Includes shares of Class S-1 common stock underlying options exercisable within 60 days of , 2016.
(9)	Includes (i) shares of Class S-1 common stock underlying options exercisable within 60 days of , 2016 and (ii) shares of Class S-1 common stock held by the Randel A. Falco Grantor Annuity Trust.
(10)

Includes (i)              shares of Class S-1 common stock underlying options exercisable within 60 days of                     , 2016, (ii)              shares of Class S-1 common stock held by the Andrew W. Hobson GST Exempt 2012 Trust and (iii)              shares of Class S-1 common stock held by the Margaret Hobson GST Exempt 2012 Trust.

(11)	Includes shares of Class S-1 common stock and 12,903 shares of Class S-1 common stock underlying options exercisable within 60 days of , 2016.
(12)	Includes shares of Class S-1 common stock and shares of Class S-1 common stock underlying options exercisable within 60 days of , 2016.
(13)	Includes shares of Class S-1 common stock underlying options exercisable within 60 days of , 2016.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

UCI, along with UPR, as borrowers, are parties to a credit agreement governing our senior secured credit facilities with Deutsche Bank AG New York Branch, as administrative agent, various lenders, and other financial institutions party thereto.

On September 3, 2015, we entered into an amendment of the credit agreement governing our senior secured credit facilities to replace our 2013 revolving credit facility with a new revolving credit facility which will be increased to $850.0 million and the maturity date for which will be extended from March 1, 2018 to the five-year anniversary of the date that the borrowing capacity is increased (subject to an earlier maturity date of 91 days prior to the March 1, 2020 maturity date of the current term loans described below if more than $1.5 billion of the current term loans have not been refinanced to have a longer maturity date). The new revolving credit facility will bear interest at a floating rate, which can either be an adjusted LIBOR rate plus an applicable margin (ranging from 200 to 250 basis points), or, at our option, an alternate base rate (defined as the highest of (x) the Deutsche Bank AG New York Branch prime rate, (y) the federal funds effective rate plus 0.50% per annum and (z) the one-month adjusted LIBOR rate plus 1%) plus an applicable margin (ranging from 100 to 150 basis points). The amendment, as modified on December 11, 2015 and April 30, 2016, is contingent upon this offering being consummated prior to December 15, 2016, and either (x) the application of certain specified use of proceeds of this offering or (y) compliance with certain leverage ratio or debt reduction tests and other customary conditions.

As a result of the 2013 amendments, the existing term loans were converted into and/or refinanced with the proceeds of $2,350.0 million new term loans maturing on March 1, 2020 of which approximately $1,250.0 million constituted new or converted incremental term loans (the “2013 incremental loans”). As a result of the amendment we entered into in March 2014, the then-existing term loans (other than the 2013 incremental loans) were converted into and/or refinanced with the proceeds of replacement term loans of approximately $3,376.7 million maturing on March 1, 2020. The 2014 replacement term loans (together with the 2013 incremental loans, the “current term loans”) bear interest at a floating rate, which can either be an adjusted LIBOR rate (subject to a floor of 100 basis points) plus an applicable margin of 300 basis points or, at our option, an alternate base rate (as described above) plus an applicable margin of 200 basis points.

The credit agreement governing our senior secured credit facilities also provides that we may increase our existing revolving credit facilities and/or term loans facilities by up to $750.0 million if certain conditions are met, and after giving effect to the amendment entered into in September 2015, we will have in aggregate made $700.0 million of such increases to our existing revolving credit facilities and term loan facilities. Additionally, we are permitted to further refinance (whether by repayment, conversion or extension) our existing senior secured credit facilities (including the current term loans described above) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case if certain conditions are met.

Our senior secured credit facilities are secured by, among other things:

•

a first priority security interest, subject to permitted liens, in substantially all of the assets of UCI, UPR, Holdings and UCI’s material restricted domestic subsidiaries (subject to certain exceptions), including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory and other tangible and intangible assets, but excluding, among other things, cash and cash equivalents, deposit and securities accounts, motor vehicles, FCC licenses to the extent that applicable law or regulation prohibits the grant of a security interest therein, equipment that is subject to restrictions on liens pursuant to purchase money obligations or capital lease obligations, interests in joint ventures and non-wholly owned subsidiaries that cannot be pledged without the consent of a third party, certain trademark applications and receivables subject to our accounts receivable securitization;

•

a pledge of (i) the present and future capital stock of each of UCI’s, UPR’s, and each subsidiary guarantor’s direct domestic subsidiaries (other than interests in joint ventures and non-wholly owned subsidiaries that cannot be pledged without the consent of a third party or to the extent a pledge of such capital stock would cause us to be required to file separate financial statements for such subsidiary with the SEC) and (ii) 65% of the voting stock of each of UCI’s, UPR’s, and each subsidiary guarantor’s material direct foreign subsidiaries (other than interests in non-wholly owned subsidiaries that cannot be pledged without the consent of a third party), in each case, subject to certain exceptions; and

•	all proceeds and products of the property and assets described above.

The priority of security interests and related creditors’ rights are set forth in an intercreditor agreement.

Our senior secured credit facilities are guaranteed by Holdings and UCI’s material, wholly owned restricted domestic subsidiaries (subject to certain exceptions).

For adjusted LIBOR loans, we may select interest periods of one, two, three or six months or, with the consent of all relevant affected lenders, nine or twelve months. Interest will be payable at the end of the selected interest period, but no less frequently than every three months within the selected interest period.

Our senior secured credit facilities also require payment of a commitment fee on the difference between committed amounts and amounts actually borrowed under the revolving credit facility and customary letter of credit fees. Prior to the applicable maturity date, funds borrowed or utilized under the revolving credit facility may be borrowed, repaid and reborrowed, without premium or penalty.

The current term loans are subject to amortization in equal quarterly installments of principal in an aggregate annual amount equal to 1.0% per annum of the original principal balance of the current term loans, with the remaining balance payable at the relevant date of maturity.

In addition, mandatory prepayments will be required to prepay amounts outstanding under our senior secured credit facilities in an amount equal to:

•

100% (which percentage will be reduced upon the achievement of specified performance targets) of net cash proceeds from certain asset dispositions by us or any of our restricted subsidiaries, subject to certain exceptions, ratable offer provisions and reinvestment provisions;

•

100% of the net cash proceeds from the issuance or incurrence after the closing date of any additional debt by us or any of our restricted subsidiaries (excluding debt permitted under our senior secured credit facilities, other than any indebtedness which serves to refinance or extend indebtedness then outstanding under our senior secured credit facilities, which shall be required to prepay loans (or reduce revolving commitments, as applicable) as set forth in our credit agreement); and

•	50% (which percentage will be reduced upon the achievement of specified performance targets) of excess cash flow, as defined in our senior secured credit facilities.

Voluntary prepayments of principal amounts outstanding under our senior secured credit facilities are permitted at any time; however, if a prepayment of principal is made with respect to an adjusted LIBOR loan on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment.

Our senior secured credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. In addition, under the senior secured revolving credit facility, we are required to maintain a first-lien secured leverage ratio as of the end of each fiscal quarter, to the extent that, as of the last day of such fiscal quarter, usage under the senior secured revolving credit facility exceeds 25% of the commitments thereunder. The Issuer and Holdings are not subject to the covenants listed here.

Our senior secured credit facilities contain customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults (with special provisions applicable to the financial covenant applicable to the revolving facility), cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any material provision of any guaranty or security document supporting our senior secured credit facilities to be in full force and effect, and a change of control.

2021 Notes

UCI issued, pursuant to an Indenture, as supplemented from time to time, dated November 23, 2010 among UCI, the guarantors party thereto and Wilmington Trust, National Association, as successor by merger to Wilmington Trust FSB, as trustee, $500.0 million in aggregate principal amount of 8.50% senior notes due 2021 (the “2021 notes”). UCI issued an additional $315.0 million in aggregate principal amount of the 2021 notes on January 13, 2011. The 2021 notes bear interest at 8.50% and pay interest on May 15th and November 15th of each year. On May 18, 2016, UCI redeemed $415.0 million aggregate principal amount of the 2021 notes at a redemption price equal to 104.25% of the aggregate principal amount of the 2021 notes redeemed, plus accrued and unpaid interest thereon.

Maturity. The 2021 notes mature on May 15, 2021.

Guarantee. All of our current and future domestic subsidiaries that guarantee our senior secured credit facilities, the 5.125% senior secured notes due 2025 (the “2025 notes”), the 2023 notes and the 2022 notes guarantee the 2021 notes. The 2021 notes are not guaranteed by Holdings. Each guarantor provides a full and unconditional guarantee of payment of principal of and premium, if any, and interest on the 2021 notes.

Ranking. The 2021 notes and the guarantees are our and the guarantors’ senior unsecured obligations. Accordingly, they:

•

rank equal in right of payment with all of our and our guarantors’ existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the 2021 notes;

•	rank senior in right of payment to our and our guarantors’ future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2021 notes;

•

be effectively subordinated in right of payment to all of our and our guarantors’ existing and future senior secured debt and other obligations (including our senior secured credit facilities, the 2025 notes, the 2023 notes and the 2022 notes), to the extent of the value of the collateral securing such indebtedness; and

•	are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the 2021 notes.

Mandatory Redemption; Offer to Purchase; Open Market Purchases. We are not required to make any sinking fund payments with respect to the 2021 notes. However, under certain circumstances in the event of an asset sale or, as described under “Change of Control” below, we may be required to offer to purchase the 2021 notes. We may from time to time purchase the 2021 notes in the open market or otherwise.

Optional Redemption. We may redeem some or all of the 2021 notes at any time prior to November 15, 2015 at a redemption price equal to 100% of the principal amount of 2021 notes redeemed and an applicable premium as of the date of redemption, plus accrued and unpaid interest to the redemption date. The applicable premium means, with respect to the 2021 notes on any redemption date, the greater of: (a) 1.0% of the principal amount of the 2021 notes on such redemption date; and (b) the excess, if any, of (i) the present value at such redemption date of (A) the redemption price of 2021 notes at November 15, 2015 (such redemption price being set forth in the table below), plus (B) all required interest payments due on the 2021 notes through November 15, 2015 (excluding accrued but unpaid interest to the redemption date) computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (ii) the principal amount of 2021 notes on such redemption date.

On and after November 15, 2015, the 2021 notes may be redeemed, at our option, in whole or in part, at any time and from time to time at the applicable redemption prices (expressed as percentages of principal amount of the 2021 notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2015	104.250%
2016	102.833%
2017	101.417%
2018 and thereafter	100.000%

In addition, until November 15, 2013, we could have, at our option, redeemed up to 35% of the then outstanding aggregate principal amount of 2021 notes at a redemption price equal to 108.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings to the extent such net cash proceeds are contributed to us; provided that at least 50% of the sum of the aggregate principal amount of 2021 notes originally issued and any additional 2021 notes issued under the indenture after the original issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 180 days of the date of closing of each such equity offering or sale.

We may provide in such notice that payment of the redemption price and performance of our obligations with respect thereto may be performed by another person.

Change of Control. If we experience a change of control (as defined in the 2021 notes indenture), we must give holders of the 2021 notes the opportunity to sell us their 2021 notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants. The 2021 notes indenture contains covenants limiting our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the 2021 notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries; and

•	designate our subsidiaries as unrestricted subsidiaries.

The Issuer and Holdings are not subject to the covenants listed above.

Events of Default. The 2021 notes indenture also provides for customary events of default, including, without limitation, payment defaults, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and the failure of any guaranty by a significant party to be in full force and effect. If any such event of default occurs, it may permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding 2021 notes issued under the 2021 notes indenture to be due and payable immediately.

2022 Notes

UCI issued, pursuant to an Indenture, as supplemented from time to time, dated August 29, 2012 among UCI, the guarantors party thereto and Wilmington Trust, National Association, as trustee, $625.0 million in aggregate principal amount of the 2022 notes on August 29, 2012. UCI issued an additional $600.0 million in aggregate principal amount of the 2022 notes on September 19, 2012. The 2022 notes bear interest at 6.750% and pay interest on March 15th and September 15th of each year, commencing on March 15, 2013. On March 20, 2014, UCI redeemed $117.1 million aggregate principal amount of the 2022 notes at a redemption price equal to 106.750% of the aggregate principal amount of the 2022 notes redeemed, plus accrued and unpaid interest thereon.

Security. The 2022 notes are secured by a first-priority security interest in the collateral (subject to permitted liens) granted to the collateral agent for the benefit of the holders of the 2022 notes and the trustee for the 2022 notes. These liens are pari passu with certain of the liens securing our senior secured credit facilities, the 2025 notes and the 2023 notes and any liens securing future pari passu obligations. The collateral securing the 2022 notes are substantially all of UCI’s and the guarantors’ property and assets that secure our senior secured credit facilities. The 2022 notes are not secured by the assets of Holdings, including a pledge of the capital stock of UCI. To the extent the collateral agent for the lenders under our senior secured credit facilities releases any liens on any collateral, subject to limited exceptions, the liens on such collateral securing the obligations under the 2022 notes and its guarantees will also be released.

Maturity. The 2022 notes mature on September 15, 2022.

Guarantee. All of our current and future domestic subsidiaries that guarantee our senior secured credit facilities, the 2025 notes, the 2023 notes and the 2021 notes guarantee the 2022 notes. The 2022 notes are not guaranteed by Holdings. Each guarantor provides a full and unconditional guarantee of payment of principal of and premium, if any, and interest on the 2022 notes.

Ranking. The 2022 notes and the guarantees are our and the guarantors’ senior obligations. Accordingly, they:

•

are secured by a first-priority security interest, subject to permitted liens, in the collateral granted to the collateral agent for the benefit of the holders of the 2022 notes, which liens are pari passu (subject to intervening liens) with certain of the liens securing our senior secured credit facilities, the 2023 notes and the 2025 notes;

•

rank equal in right of payment with all of our and our guarantors’ existing and future senior debt (including our senior secured credit facilities, the 2025 notes, the 2023 notes and the 2021 notes) and other obligations that are not, by their terms, expressly subordinated in right of payment to the 2022 notes;

•	rank senior in right of payment to our and our guarantors’ future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2022 notes;

•

are effectively equal in right of payment with all of our and our guarantors’ existing and future secured debt and other obligations (including our senior secured credit facilities, the 2025 notes, the 2023 notes and the 2021 notes) (subject to intervening liens) that are secured on a pari passu basis by the collateral to the extent of the value of the collateral securing the 2022 notes and such indebtedness;

•

are effectively senior in right of payment to all of our and our guarantors’ existing and future unsecured debt and other obligations (including the 2021 notes) (subject to intervening liens) to the extent of the value of the collateral securing the 2022 notes;

•	are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the 2022 notes; and

•

are effectively subordinated in right of payment to all of our and our guarantors’ secured debt and other secured obligations to the extent of the collateral securing such indebtedness which is not also secured by the 2022 notes (including liens that secure our senior secured credit facilities but which do not secure the 2022 notes).

Mandatory Redemption; Offer to Purchase; Open Market Purchases. We are not required to make any sinking fund payments with respect to the 2022 notes. However, under certain circumstances in the event of an asset sale or, as described under “Change of Control” below, we may be required to offer to purchase 2022 notes. We may from time to time purchase 2022 notes in the open market or otherwise.

Optional Redemption. We may redeem some or all of the 2022 notes at any time prior to September 15, 2017 at a redemption price equal to 100% of the principal amount of 2022 notes redeemed plus accrued and unpaid interest to the redemption date and premium equal to the greater of (i) 1.0% of the principal amount of the 2022 notes redeemed on the redemption date and (ii) the excess, if any, of (a) the present value at the redemption date, of the redemption price of such 2022 notes at September 15, 2017 (such redemption price being set forth in the table appearing below) and all required interest payments due on such 2022 notes through September 15, 2015 (excluding accrued but unpaid interest to the redemption date) computed using a discount rate equal to the treasury rate as of the redemption date plus 50 basis points, over (b) the principal amount of such 2022 notes on the redemption date, and without duplication, accrued and unpaid interest on to the redemption date.

On and after September 15, 2017, the 2022 notes may be redeemed, at our option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 2022 notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2022 notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on September 15 of each of the years indicated below:

Year Percentage
2017	103.375%
2018	102.250%
2019	101.125%
2020 and thereafter	100.000%

In addition, until September 15, 2015, we could have, at our option, redeemed up to 40% of the then outstanding aggregate principal amount of 2022 notes at a redemption price equal to 106.750% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings to the extent such net cash proceeds are contributed to us; provided that at least 50% of the sum of the aggregate principal amount of 2022 notes originally issued and any additional 2022 notes issued under the indenture after the original issue date remained outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurred within 180 days of the date of closing of each such equity offering or sale.

We may provide in such notice that payment of the redemption price and performance of our obligations with respect thereto may be performed by another person.

Change of Control. If we experience a change of control (as defined in the 2022 notes indenture), we must give holders of the 2022 notes the opportunity to sell us their 2022 notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants. The 2022 notes indenture contains covenants limiting our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the 2022 notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries; and

•	designate our subsidiaries as unrestricted subsidiaries.

The Issuer and Holdings are not subject to the covenants listed above.

Events of Default. The 2022 notes indenture also provides for customary events of default, including, without limitation, payment defaults, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and the failure of any guaranty by a significant party to be in full force and effect. If any such event of default occurs, it may permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding 2022 notes issued under the 2022 notes indenture to be due and payable immediately.

2023 Notes

UCI issued, pursuant to an Indenture, as supplemented from time to time, dated May 21, 2013 among UCI, the guarantors party thereto and Wilmington Trust, National Association, as trustee, $700.0 million in aggregate principal amount of the 2023 notes on May 21, 2013. UCI issued an additional $500.0 million in aggregate principal amount of the 2023 notes on February 19, 2015 (the “additional 2023 notes”). The 2023 notes bear interest at 5.125% and pay interest on May 15th and November 15th of each year, commencing on May 15, 2015 for the additional notes.

Security. The 2023 notes are secured by a first-priority security interest in the collateral (subject to permitted liens) granted to the collateral agent for the benefit of the holders of the 2023 notes and the trustee for the 2023 notes. These liens are pari passu with certain of the liens securing our senior secured credit facilities, the 2025 notes and the 2022 notes and any liens securing future pari passu obligations. The collateral securing the 2023 notes is substantially all of UCI’s and the guarantors’ property and assets that secure our senior secured credit facilities. The 2023 notes are not secured by the assets of Holdings, including a pledge of the capital stock of UCI. To the extent the collateral agent for the lenders under our senior secured credit facilities releases any liens on any collateral, subject to limited exceptions, the liens on such collateral securing the obligations under the 2023 notes and its guarantees will also be released.

Maturity. The 2023 notes mature on May 15, 2023

Guarantee. All of our current and future domestic subsidiaries that guarantee our senior secured credit facilities, the 2025 notes, the 2022 notes and the 2021 notes guarantee the 2023 notes. The 2023 notes are not guaranteed by Holdings. Each guarantor provides a full and unconditional guarantee of payment of principal of and premium, if any, and interest on the 2023 notes.

Ranking. The 2023 notes and the guarantees are our and the guarantors’ senior obligations. Accordingly, they:

•

are secured by a first-priority security interest, subject to permitted liens, in the collateral granted to the collateral agent for the benefit of the holders of the 2023 notes, which liens are pari passu (subject to intervening liens) with certain of the liens securing our senior secured credit facilities, the 2025 notes and the 2022 notes;

•

rank equal in right of payment with all of our and our guarantors’ existing and future senior debt (including our senior secured credit facilities, the 2025 notes, the 2022 notes and the 2021 notes) and other obligations that are not, by their terms, expressly subordinated in right of payment to the 2023 notes;

•	rank senior in right of payment to our and our guarantors’ future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2023 notes;

•

are effectively equal in right of payment with all of our and our guarantors’ existing and future secured debt and other obligations (including our senior secured credit facilities, the 2025 notes, the 2022 notes and the 2021 notes) (subject to intervening liens) that are secured on a pari passu basis by the collateral to the extent of the value of the collateral securing the 2023 notes and such indebtedness;

•

are effectively senior in right of payment to all of our and our guarantors’ existing and future unsecured debt and other obligations (including the 2021 notes) (subject to intervening liens) to the extent of the value of the collateral securing the 2023 notes;

•	are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the 2023 notes; and

•

are effectively subordinated in right of payment to all of our and our guarantors’ secured debt and other secured obligations to the extent of the collateral securing such indebtedness which is not also secured by the 2023 notes (including liens that secure our senior secured credit facilities but which do not secure the 2023 notes).

Mandatory Redemption; Offer to Purchase; Open Market Purchases. We are not required to make any sinking fund payments with respect to the 2023 notes. However, under certain circumstances in the event of an asset sale or, as described under “Change of Control” below, we may be required to offer to purchase 2023 notes. We may from time to time purchase 2023 notes in the open market or otherwise.

Optional Redemption. We may redeem some or all of the 2023 notes at any time prior to May 15, 2018 at a redemption price equal to 100% of the principal amount of 2023 notes redeemed plus accrued and unpaid interest to the redemption date and premium equal to the greater of (i) 1.0% of the principal amount of the 2023 notes redeemed on the redemption date and (ii) the excess, if any, of (a) the present value at the redemption date, of the redemption price of such 2023 notes at May 15, 2018 (such redemption price being set forth in the table appearing below) and all required interest payments due on such 2023 notes through May 15, 2018 (excluding accrued but unpaid interest to the redemption date) computed using a discount rate equal to the treasury rate as of the redemption date plus 50 basis points, over (b) the principal amount of such 2023 notes on the redemption date, and without duplication, accrued and unpaid interest on to the redemption date.

On and after May 15, 2018, the 2023 notes may be redeemed, at our option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 2023 notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2023 notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on September 15 of each of the years indicated below:

Year Percentage
2018	102.563%
2019	101.708%
2020	100.854%
2021 and thereafter	100.000%

In addition, until May 15, 2016, we may, at our option, redeem up to 40% of the then outstanding aggregate principal amount of 2023 notes at a redemption price equal to 105.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings to the extent such net cash proceeds are contributed to us; provided that at least 50% of the sum of the aggregate principal amount of 2023 notes originally issued and any additional 2023 notes issued under the indenture after the original issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 180 days of the date of closing of each such equity offering or sale.

We may provide in such notice that payment of the redemption price and performance of our obligations with respect thereto may be performed by another person.

Change of Control. If we experience a change of control (as defined in the 2023 notes indenture), we must give holders of the 2023 notes the opportunity to sell us their 2023 notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants. The 2023 notes indenture contains covenants limiting our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the 2023 notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries; and

•	designate our subsidiaries as unrestricted subsidiaries.

The Issuer and Holdings are not subject to the covenants listed above.

Events of Default. The 2023 notes indenture also provides for customary events of default, including, without limitation, payment defaults, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and the failure of any guaranty by a significant party to be in full force and effect. If any such event of default occurs, it may permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding 2023 notes issued under the 2023 notes indenture to be due and payable immediately.

2025 Notes

UCI issued, pursuant to an Indenture, as supplemented from time to time, dated February 19, 2015 among UCI, the guarantors party thereto and Wilmington Trust, National Association, as trustee, $750.0 million in aggregate principal amount of the 2025 notes on February 19, 2015. UCI issued an additional $810.0 million aggregate principal amount of the 2025 notes on April 21, 2015. The 2025 notes bear interest at 5.125% and pay interest on February 15th and August 15th of each year, commencing on August 15, 2015.

Security. The 2025 notes are secured by a first-priority security interest in the collateral (subject to permitted liens) granted to the collateral agent for the benefit of the holders of the 2025 notes and the trustee for the 2025 notes. These liens are pari passu with certain of the liens securing our senior secured credit facilities, the 2023 notes and the 2022 notes and any liens securing future pari passu obligations. The collateral securing the 2025 notes is substantially all of UCI’s and the guarantors’ property and assets that secure our senior secured credit facilities. The 2025 notes are not secured by the assets of Holdings, including a pledge of the capital stock of UCI. To the extent the collateral agent for the lenders under our senior secured credit facilities releases any liens on any collateral, subject to limited exceptions, the liens on such collateral securing the obligations under the 2025 notes and its guarantees will also be released.

Maturity. The 2025 notes mature on February 15, 2025

Guarantee. All of our current and future domestic subsidiaries that guarantee our senior secured credit facilities, the 2023 notes, the 2022 notes and the 2021 notes guarantee the 2025 notes. The 2025 notes are not guaranteed by Holdings. Each guarantor provides a full and unconditional guarantee of payment of principal of and premium, if any, and interest on the 2025 notes.

Ranking. The 2025 notes and the guarantees are our and the guarantors’ senior obligations. Accordingly, they:

•

are secured by a first-priority security interest, subject to permitted liens, in the collateral granted to the collateral agent for the benefit of the holders of the 2025 notes, which liens are pari passu (subject to intervening liens) with certain of the liens securing our senior secured credit facilities, the 2022 notes and the 2023 notes;

•

rank equal in right of payment with all of our and our guarantors’ existing and future senior debt (including our senior secured credit facilities, the 2023 notes, the 2022 notes, the 2021 notes and other obligations that are not, by their terms, expressly subordinated in right of payment to the 2025 notes;

•	rank senior in right of payment to our and our guarantors’ future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the 2025 notes;

•

are effectively equal in right of payment with all of our and our guarantors’ existing and future secured debt and other obligations (including our senior secured credit facilities, the 2023 notes, the 2022 notes and the 2021 notes) (subject to intervening liens) that are secured on a pari passu basis by the collateral to the extent of the value of the collateral securing the 2025 notes and such indebtedness;

•

are effectively senior in right of payment to all of our and our guarantors’ existing and future unsecured debt and other obligations (including the 2021 notes) (subject to intervening liens) to the extent of the value of the collateral securing the 2025 notes;

•	are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the 2025 notes; and

•

are effectively subordinated in right of payment to all of our and our guarantors’ secured debt and other secured obligations to the extent of the collateral securing such indebtedness which is not also secured by the 2025 notes (including liens that secure our senior secured credit facilities but which do not secure the 2025 notes).

Mandatory Redemption; Offer to Purchase; Open Market Purchases. We are not required to make any sinking fund payments with respect to the 2025 notes. However, under certain circumstances in the event of an asset sale or, as described under “Change of Control” below, we may be required to offer to purchase 2025 notes. We may from time to time purchase 2025 notes in the open market or otherwise.

Optional Redemption. We may redeem some or all of the 2025 notes at any time prior to February 15, 2020 at a redemption price equal to 100% of the principal amount of 2025 notes redeemed plus accrued and unpaid interest to the redemption date and premium equal to the greater of (i) 1.0% of the principal amount of the 2025 notes redeemed on the redemption date and (ii) the excess, if any, of (a) the present value at the redemption date, of the redemption price of such 2025 notes at February 15, 2020 (such redemption price being set forth in the table appearing below) and all required interest payments due on such 2025 notes through February 15, 2020 (excluding accrued but unpaid interest to the redemption date) computed using a discount rate equal to the treasury rate as of the redemption date plus 50 basis points, over (b) the principal amount of such 2025 notes on the redemption date, and without duplication, accrued and unpaid interest on to the redemption date.

On and after February 15, 2020, the 2025 notes may be redeemed, at our option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 2025 notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2025 notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on February 15 of each of the years indicated below:

Year Percentage
2020	102.563%
2021	101.708%
2022	100.854%
2023 and thereafter	100.000%

In addition, until February 15, 2018, we may, at our option, redeem up to 40% of the then outstanding aggregate principal amount of 2025 notes at a redemption price equal to 105.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings to the extent such net cash proceeds are contributed to us; provided that at least 50% of the sum of the aggregate principal amount of 2025 notes originally issued and any additional 2025 notes issued under the indenture after the original issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 180 days of the date of closing of each such equity offering or sale.

We may provide in such notice that payment of the redemption price and performance of our obligations with respect thereto may be performed by another person.

Change of Control. If we experience a change of control (as defined in the 2025 notes indenture), we must give holders of the 2025 notes the opportunity to sell us their 2025 notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Covenants. The 2025 notes indenture contains covenants limiting our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue certain preferred stock;

•	pay dividends or make distributions on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

•	make certain investments;

•	create liens on our or our subsidiary guarantors’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors of the 2025 notes;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets;

•	sell assets, including capital stock of our subsidiaries; and

•	designate our subsidiaries as unrestricted subsidiaries.

The Issuer and Holdings are not subject to the covenants listed above.

Events of Default. The 2025 notes indenture also provides for customary events of default, including, without limitation, payment defaults, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and the failure of any guaranty by a significant party to be in full force and effect. If any such event of default occurs, it may permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding 2025 notes issued under the 2025 notes indenture to be due and payable immediately.

Accounts Receivable Sale Facility

On June 28, 2013, we entered into an amendment to the accounts receivable sale facility, which, among other things, (i) extended the maturity date of the accounts receivable sale facility to June 28, 2018 (or, if earlier, the ninetieth (90th) day prior to the scheduled maturity of any indebtedness in an aggregate principal amount greater than or equal to $250,000,000 outstanding under our senior secured credit facilities, (ii) increased the borrowing capacity under the accounts receivable sale facility by $100.0 million, to $400.0 million, (iii) reduced the term component of the accounts receivable sale facility to $100.0 million and increased the borrowing capacity under the revolving component to $300.0 million, subject to the availability of qualifying receivables, (iv) lowered the interest rate on the borrowings under the accounts receivable sale facility to a LIBOR rate (without a floor) plus a margin of 2.25% per annum and (v) lowered the commitment fee on the unused portion of the accounts receivable sale facility to 0.50% per annum. Interest is paid monthly on the accounts receivable sale facility.

Under the terms of the accounts receivable sale facility, certain of our subsidiaries sell accounts receivable on a true sale and non-recourse basis to their respective wholly owned special purpose subsidiaries, and these special purpose subsidiaries in turn sell such accounts receivable to Univision Receivables Co., LLC, a bankruptcy-remote subsidiary in which Univision Holdings, Inc. and certain special purpose subsidiaries, each holds a 50% voting interest (the “Receivables Entity”). Thereafter, the Receivables Entity sells to investors, on a revolving non-recourse basis, senior undivided interests in such accounts receivable pursuant to the receivables purchase agreement relating to the receivables sale facility (the “Receivables Purchase Agreement”). UCI (through certain special purpose subsidiaries) holds a 100% economic interest in the Receivables Entity. The assets of the special purpose entities and the Receivables Entity are not available to satisfy the obligations of Univision or its other subsidiaries.

The accounts receivable sale facility is comprised of a $100.0 million term component and a $300.0 million revolving component subject to the availability of qualifying receivables. In addition, the Receivables Entity is obligated to pay a commitment fee to the purchasers, such fee to be calculated based on the unused portion of the accounts receivable sale facility. The Receivables Purchase Agreement contains customary default and termination provisions, which provide for the early termination of the accounts receivable sale facility upon the occurrence of certain specified events including, but not limited to, failure by the Receivables Entity to pay amounts due, defaults on certain indebtedness, change in control, bankruptcy and insolvency events. The Receivables Entity is consolidated in our consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation, amended and restated bylaws, the PIA, the Stockholders Agreement and the PRRCA as they will be in effect at the time of the consummation of this offering and which implement certain changes thereto reflected in the MOU. We refer you to our amended and restated certificate of incorporation, amended and restated bylaws, the PIA, the Stockholders Agreement and the PRRCA, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Immediately following the consummation of this offering, our authorized capital stock shall consist of:

•	shares of Class A common stock, par value $0.001 per share, of which shares will be issued and outstanding;

•	shares of Class S-1 common stock, par value $0.001 per share, of which shares will be issued and outstanding;

•	shares of Class S-2 common stock, par value $0.001 per share, of which shares will be issued and outstanding;

•	shares of Class T-1 common stock, par value $0.001 per share, of which shares will be issued and outstanding;

•	shares of Class T-2 common stock, par value $0.001 per share, of which shares will be issued and outstanding;

•	one share of Class T-3 common stock, par value $0.001 per share, of which one share will be issued and outstanding; and

•	shares of preferred stock, par value $0.001 per share, of which no shares will be issued and outstanding.

All outstanding shares are, and all shares of Class A common stock offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Common Stock

Holders of our common stock are entitled to the following rights.

Voting Rights

Holders of Class A common stock, Class S-1 common stock, Class T-1 common stock and Class T-3 common stock have all voting powers and voting rights. Class S-2 common stock and Class T-2 common stock do not have any voting power or voting rights other than as required by applicable law.

Holders of Class A common stock, Class S-1 common stock and Class T-1 common stock shall be entitled to one vote per share, provided that pursuant to our amended and restated certificate of incorporation the voting rights of Class A common stock held by non-U.S. persons (other than Televisa and the Investors) will be automatically eliminated or suspended (in whole or in part) in order to maintain our compliance with federal communications laws. Under the Current FCC Foreign Ownership Cap, because the Class T-1 and Class T-3 common stock will collectively be entitled to at least 22% of the outstanding voting power of the Company, as further described below, and some portion of the Class S-1 common stock may be deemed to be held by non-U.S. persons, the voting rights of the Class A common stock held by such non-U.S. persons are highly likely to be entirely or almost entirely eliminated or suspended in order to comply with the federal communications laws. For information on actions that our board of directors may take to maintain the Company’s compliance with federal communications laws, see “Description of Capital Stock — Federal Communications Laws Restrictions.”

Except as (i) required by law and (ii) for the election of certain directors (as discussed below under “Election of Directors”), the Class A common stock, Class S-1 common stock, Class T-1 common stock and Class T-3 common stock shall vote together as a single class.

The Class T-3 common stock provides its holder with special voting rights that, in the absence of a significant increase in the Current FCC Foreign Ownership Cap, will result in Televisa’s voting power being significantly greater than its ownership percentage of our outstanding common stock. Such voting power will be equal to (a) (1) the FCC Voting Cap or (2) if higher than the percentage referred to in clause (1), any FCC Voting Cap adopted by the FCC and applicable to Televisa less (b) the percentage of our voting common stock held by the Investors, Glade Brook and certain bank investors that is attributable to non-U.S. persons for FCC purposes at such time (but in no event greater than 3%) less (c) the percentage of our voting common stock (other than Class T-3 common stock) held by Televisa. As our common stock held by the Investors, Glade Brook and certain bank investors that is attributable to non-U.S. persons for FCC purposes is sold to third parties, Televisa’s voting power will increase on a share-for-share basis. Notwithstanding the foregoing, Televisa’s voting power provided by the Class T-3 common stock may not result in Televisa’s percentage of the voting power of our common stock exceeding (x) Televisa’s percentage ownership of our common stock (assuming, for this purpose, that Televisa has exercised all of its warrants for our common stock) or (y) the then applicable FCC aggregate percentage limitation on voting power of corporations that own broadcast licensees that may be held by non-U.S. persons that may be adopted by the FCC and applicable to Televisa. The Class T-3 common stock shall convert into one share of T-1 common stock at such time as Televisa holds its entire equity interest (including being allowed to convert its warrants) in the form of Class T-1 common stock and/or Class T-2 common stock.

Directors will be elected by a plurality of the votes present in person or represented by proxy at a stockholders’ meeting and entitled to be cast with respect to a particular director as set forth below and pursuant to the PIA. Except as required by law, all matters to be voted on by our stockholders (other than matters relating to the election and removal of directors to be elected exclusively by the holders of Class S-1 common stock and Class T-1 common stock, as described below) must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter with each share (other than Class T-3 common stock) entitled to one vote and Class T-3 common stock entitled to the number of votes described above or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Election of Directors

Our board of directors shall initially consist of 22 members or such other number as shall be fixed in accordance with our bylaws and the PIA. Upon the consummation of this offering, our board of directors shall be comprised of 14 directors appointed by holders of our Class S-1 common stock, four directors appointed by holders of our Class T-1 common stock, our chief executive officer and three independent directors (see “Director Designation Rights” below). Our board of directors shall be reduced to 11 members or such other number as shall be fixed in accordance with our bylaws and the PIA upon the earliest of (i) the transfer by the Investors of at least 95% of our common stock held collectively by the Investors on the Calculation Date (the “Principal Investor 95% Sell-Down”), (ii) 36 months after the transfer by the Investors of at least 85% of our common stock held collectively by the Investors on the Calculation Date and (iii) any time after the transfer by the Investors of at least 85% of our common stock held collectively by the Investors on the Calculation Date if at such time our remaining common stock then held by the Investors is not held by (A) at least three of the Investors who each hold at least 15% of the collective remaining interest of the Investors in our common stock, or (B) if the Saban Capital Group continues to hold more than a de minimis amount of our common stock at such time, at least two of the Investors who each hold at least 15% of the collective remaining interest of the Investors in our common stock (the earliest of clauses (i), (ii) and (iii), the “Investor Exit”).

Election of Directors – Prior to an Investor Exit

Prior to an Investor Exit, the holders of our Class S-1 common stock, voting as a separate class, shall be entitled to elect 14 directors to our board of directors (collectively, the “Class S Directors”), provided that, following an Investor Exit and receipt of a TOC Approval, the holders of our Class S-1 common stock shall not have the right to elect any of our directors. After an Investor Exit and prior to receipt of a TOC Approval, the number of directors will be reduced and elected as set forth below under “Election of Directors – After an Investor Exit, but prior to receipt of a TOC Approval.” The holders of our Class S-1 common stock, voting as a separate class, shall have the right to remove any Class S Director with or without cause. Prior to an Investor Exit, any vacancy in the office of a Class S director shall be filled solely by the holders of our Class S-1 common stock, voting as a separate class. The 14 Class S Directors will be designated by the Investors as described below in “Director Designation Rights.”

Prior to an Investor Exit, the holders of our Class T-1 common stock, voting as a separate class, shall be entitled to elect four directors to our board of directors (collectively, the “Class T Directors”). The holders of our Class T-1 common stock, voting as a separate class, shall have the right to (i) remove any Class T Director with or without cause and (ii) fill any vacancy in the office of a Class T director. Televisa shall lose its right to appoint one or more directors to our board of directors upon certain voluntary transfers of our common stock as described below in “Director Designation Rights.”

Prior to an Investor Exit, the holders of our Class S-1 common stock and Class T-1 common stock, voting together as a single class, shall be entitled to elect one director who shall be our chief executive officer (the “CEO Director”). The holders of our Class S-1 common stock and Class T-1 common stock shall have the right, voting together as a single class, (a) to remove the CEO Director in the event that such individual is no longer our chief executive officer and (b) fill any vacancy in the office of the CEO Director.

The holders of our Class S-1 common stock, Class T-1 common stock and Class T-3 common stock, voting together as a single class, shall be entitled to elect one director (the “GB Director”) who shall be designated by Glade Brook, provided that (i) this right (the “GB Designation Right”) shall expire if Glade Brook transfers any of our shares to a person other than an affiliate of Glade Brook and (ii) the GB Director must meet the NYSE standard for independence, as applicable (the “Independence Standard”). Upon the termination or expiration of the GB Designation Right, the GB Director shall be re-designated as an Independent Director (as defined below) and the holders of our Class A common stock, Class S-1 common stock, Class T-1 common stock and Class T-3 common stock, voting as a separate class, shall be entitled to fill this board seat and shall not be required to elect a Glade Brook designee. Unless the position of the GB Director has been re-designated as a position for an Independent Director, the holders of our Class S-1 common stock and Class T-1 common stock shall have the right, voting together as a single class, to fill any vacancy in the office of the GB Director.

Prior to an Investor Exit, the holders of our Class A common stock, Class S-1 common stock, Class T-1 common stock and Class T-3 common stock, voting together as a single class, shall be entitled to elect the number of directors equal to the then authorized number of directors constituting our board of directors less the total numbers of director that the holders of our Class S-1 common stock and Class T-1 common stock are entitled to elect (whether as a separate class or together as a single class) at such time, as discussed above (the “Independent Directors”). At the time of this offering, holders of our Class A common stock, Class S-1 common stock, Class T-1 common stock and Class T-3 common stock, voting as a single class, shall be entitled to elect two directors to our board of directors. Prior to an Investor Exit, each individual elected as an Independent Director (including as a result of a re-designation of the GB Director position) shall (i) meet the Independence Standard and be recommended by a unanimous vote of our nominating committee, provided that if a candidate for an Independent Director position is not approved by our nominating committee on one of the first three votes for such position then the next candidate for such position will be recommended by a majority vote of the nominating committee. Upon the approval of the nominating committee, each Independent Director candidate will be presented to our board of directors and must be approved by the majority vote of our board of directors.

The holders of our Class A common stock, Class S-1 common stock, Class T-1 common stock and Class T-3 common stock, voting as a single class, shall have the right to (a) remove an Independent Director with or without cause and (b) fill any vacancy in the office of an Independent Director or any newly created directorship.

Election of Directors – After an Investor Exit, but Prior to Receipt of a TOC Approval

Our board of directors shall be fixed at 11 directors after an Investor Exit, but prior to receipt of a TOC Approval, the holders of our Class S-1 common stock, voting as a separate class, shall be entitled to elect six directors to our board of directors (collectively, the “Investor Exit Investor Directors”), provided that five of such directors must be independent of the Company, the Investors and any stockholder holding more than 15% of our common or voting stock in accordance with the Independence Standard. Each Investor shall have the right to appoint one of the Investor Exit Investor Directors and the remaining Investor Exit Investor Directors shall be selected by the Majority Principal Investors (see “Director Designation Rights”). The holders of our Class S-1 common stock, voting as a separate class, shall have the right to remove any Investor Exit Investor Directors with or without cause. Prior to both an Investor Exit and receipt of a TOC Approval, any vacancy in the office of an Investor Exit Investor Director shall be filled solely by the holders of our Class S-1 common stock, voting as a separate class. Following an Investor Exit and a TOC Approval, the holders of our Class S-1 common stock shall not have the right to elect any of our directors.

Following an Investor Exit, but prior to receipt of a TOC Approval, the holders of our Class T-1 common stock, voting as a separate class, shall be entitled to elect three directors (the “Investor Exit Televisa Directors”), provided that (a) upon a Televisa Sell-Down, Televisa’s minimum number of board designees shall be reduced from three to two and (b) upon the voluntary the transfer by Televisa of at least 80% of the shares of our common stock (including shares issuable upon conversion of our convertible securities) held by Televisa on the Calculation Date (“Televisa 80% Sell-Down”), Televisa shall lose all rights to designate directors to our board of directors. The holders of our Class T-1 common stock, voting as a separate class, shall have the right to (i) remove any Investor Exit Televisa Directors with or without cause and (ii) fill any vacancy in the office of an Investor Exit Televisa Director.

The remaining board seats shall be filled by (i) the CEO Director elected as described above in “Election of Directors – Prior to an Investor Exit” and (ii) an independent director who shall meet the Independence Standard and will be recommended for nomination, nominated and elected in the same manner as the Independent Directors (the “Pre-TOC Approval Independent Director”).

In the event that an Investor Exit is triggered pursuant to clause (iii) of the definition of an Investor Exit, the changes to our board of directors described in this section will not occur immediately and instead shall occur upon a date determined by the Investors, provided that such date must be no later than one year from the date of such event.

Election of Directors – Upon the Occurrence of Both an Investor Exit and Receipt of a TOC Approval

Our board of directors shall be fixed at 11 directors upon the occurrence of both an Investor Exit and receipt of a TOC Approval. Following the occurrence of both an Investor Exit and receipt of a TOC Approval, the holders of our Class T-1 common stock, voting as a separate class, shall be entitled to elect that number of directors equal to the greater of (i) three and (ii) such number of directors that would represent a percentage of our entire board of directors equivalent to Televisa’s percentage ownership of our outstanding voting common stock at such time (the “Post-TOC Approval Televisa Directors”), provided that (a) upon a Televisa Sell-Down, Televisa’s minimum number of board designees shall be reduced from three to two and (b) upon a Televisa 80% Sell-Down, Televisa shall lose its rights to designate directors to our board of directors. The holders of our Class T-1 common stock, voting as a separate class, shall have the right to (i) remove any Post-TOC Approval Televisa Directors with or without cause and (ii) fill any vacancy in the office of a Post-TOC Approval Televisa Director.

The board seats that the holders of our Class T-1 common stock do not have the right to designate shall be filled by (i) the CEO Director and (ii) independent directors that meet the Independence Standard (the “Post-Investor Exit Independent Directors”). The Post-Investor Exit Independent Directors shall be elected by a vote of the holders of our Class A common stock, Class T-1 common stock and Class T-3 common stock, voting as a single class. The Post-Investor Exit Independent Directors shall be recommended for nomination by majority approval of all of the members of our nominating committee and, until a Televisa Sell-Down, nominated by the unanimous approval of all of the members of our board of directors. Following the occurrence of both an Investor Exit and receipt of a TOC Approval, our nominating committee shall be comprised of three independent directors, one of whom shall be a director designated by directors elected by the separate class vote of the Class T-1 common stock.

Following the occurrence of both an Investor Exit and receipt of a TOC Approval, all shareholder action shall be taken at a meeting called for such purpose, and not by the written consent of the shareholders. In all cases, a restricted person (as defined in our Stockholders Agreement) shall not serve on our board of directors until the transfer by the Investors of at least 98% of our common stock held collectively by the Investors on the Calculation Date.

Dividend Rights

Holders of our Class A, Class S and Class T common stock will share, on a pro rata basis, in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock, the approval rights in the PIA and our amended and restated certificate of incorporation described below.

Stock Split, Reverse Stock Splits, Stock Dividends and Stock Buybacks

In the event of a subdivision, increase or combination in any manner (by stock split, reverse stock split, stock dividend or other similar manner) of the outstanding shares of any one class of common stock, the outstanding shares of the other classes of common stock will be adjusted proportionally, subject to the approval rights in our amended and restated certificate of incorporation described below.

In the event the Company effects any buybacks of shares and the buyback results in Televisa’s ownership of our common stock exceeding any FCC ownership limit or FCC Individual Cap applicable to Televisa, Televisa’s equity interests in excess of such limitation shall be held as non-voting common stock (to the maximum extent such limitation permits) and the balance shall be held as warrants.

If as a result of a buyback of our shares, Televisa’s fully converted equity interest in the Company exceeds the Maximum Capital Percentage then Televisa’s equity interests in excess of the Maximum Capital Percentage shall be held by Televisa, at our election, as non-voting common stock and/or warrants.

Conversion Rights

Optional Conversions. Each outstanding share of Class S-1 common stock may, at the option of the holder thereof, be converted at any time into one share of Class S-2 common stock, and subject to stock ownership limits on non-U.S. persons under the federal communications laws and our amended and restated certificate of incorporation, each outstanding share of Class S-2 common stock may, at the option of the holder thereof, be converted into one share of Class S-1 common stock. Each outstanding share of Class T-1 common stock may, at the option of the holder thereof, be converted at any time into one share of Class T-2 common stock, and subject to stock ownership limits on non-U.S. persons under the federal communications laws and our amended and restated certificate of incorporation, each outstanding share of Class T-2 common stock may, at the option of the holder thereof, be converted into one share of Class T-1 common stock.

Mandatory Conversions. Each share of Class S-1 common stock and Class S-2 common stock acquired by Televisa shall automatically convert to one share of Class T-1 common stock or, if such conversion would exceed Televisa’s Maximum Equity Percentage, to one share of Class T-2 common stock. Each share of Class T-1 common stock and Class T-2 common stock automatically converts to one share of Class A common stock immediately upon any transfer of such Class T common stock from Televisa to a third party, with limited exceptions. Each outstanding share of Class T-1 common stock automatically converts to one share of Class T-2 common stock upon any event that would cause Televisa’s voting equity percentage to exceed its Maximum Equity Percentage. Each share of Class S-1 common stock and Class S-2 common stock held by an Investor shall automatically convert to one share of Class A common stock upon any transfer of such share to any person that is not an Investor or Televisa or an affiliate thereof. Upon an Investor Exit and receipt of a TOC Approval, each share of Class S common stock outstanding shall automatically convert into Class A common stock. Once Televisa holds its entire equity interest in the Company in common stock, the share of Class T-3 common stock shall automatically convert into one share of Class T-1 common stock. The share of Class T-3 common stock also shall automatically convert into one share of T-1 common stock upon a transfer of Class T-3 common stock to a third party, with limited exceptions.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Director Designation Rights

The PIA provides that prior to an Investor Exit we will have a 22 member board of directors and grants each Investor and Televisa the right to appoint directors. Pursuant to the PIA, each of the Investors may designate three Class S Directors to the board of directors except for Saban Capital Group, which may designate two Class S Directors. Since 2007, THL has elected not to appoint any members to the board of directors and instead has appointed three observers to the board of directors. THL could elect to appoint its three Class S Directors in the future. Each of the Investors shall have the right to appoint such directors until such Investor sells more than 95% of the shares of our common stock held by such Investor on the Calculation Date (98% in certain cases, as described below) and thereafter shall no longer have a right to designate any directors to our board of directors. Prior to an Investor Exit, if an Investor is no longer entitled to appoint any director to our board of directors, the resulting vacancies for Class S Directors shall be filled upon the approval of both (a) the majority of the remaining Investors and (z) Investors holding at least 60% of the shares our common stock held by the remaining Investors at such time, provided that if there are only two Investors at such time, then the vacancy shall be filled with solely the approval of the Investors holding at least 60% of the shares of our common stock held by such remaining Investors.

Following an Investor Exit, but prior to receipt of a TOC Approval, the Investors, as holders of Class S-1 common stock, shall have the right to elect six directors to our board of directors, provided that five of the directors must meet the Independence Standard. Each Investor shall have the right to appoint one of the Investor Exit Investor Directors and the remaining Investor Exit Investor Directors shall be selected by the Majority Principal Investors. A holder of Class S-1 common stock shall lose its right to elect directors to our board of directors upon the occurrence of both an Investor Exit and receipt of a TOC Approval.

Prior to an Investor Exit, Televisa shall have the right to designate four directors to our board of directors. Prior to an Investor Exit, Televisa shall no longer be entitled to appoint any directors to our board of directors if Televisa voluntarily transfers any shares of our common stock (other than to a permitted transferee) and after giving effect to such transfer Televisa holds less than 95% our common stock held by Televisa as of the Calculation Date and Televisa fails to increase its ownership of our common stock to such 95% ownership threshold within 60 days of receiving notice from the Company of falling below such threshold. Notwithstanding the foregoing, Televisa may assign its right to designate (i) a Class T Director to a person if such person acquires from Televisa less than 10% of our fully-diluted shares of common stock as of the Calculation Date, (ii) two Class T Directors to a person if such person acquires from Televisa 10% or more, but less than 20% of our fully-diluted shares of our common stock as of the Calculation Date and (iii) three Class T Directors to a person if such person acquires from Televisa 20% or more, but less than 30% of our fully-diluted shares of our common stock as of the Calculation Date.

Following an Investor Exit, but prior to receipt of a TOC Approval, Televisa shall have the right to designate three directors to our board of directors, provided that (a) upon a Televisa Sell-Down, Televisa’s minimum number of board designees shall be reduced from three to two and (b) upon a Televisa 80% Sell-Down, Televisa loses all rights to designate directors to our board of directors.

Upon the occurrence of both an Investor Exit and receipt of a TOC Approval, Televisa shall have the right to designate a number of directors to our board of directors equal to the greater of (i) three and (ii) such number of directors that would represent a percentage of our entire board of directors equivalent to Televisa’s percentage ownership of our outstanding voting common stock at such time, provided that (a) upon a Televisa Sell-Down, Televisa’s minimum number of board designees shall be reduced from three to two and (b) upon a Televisa 80% Sell-Down, Televisa loses all rights to designate directors to our board of directors.

The Investors and Televisa’s voting agreement with Glade Brook requires that one directorship be filled by the GB Director as described above. The PIA requires the Investors and Televisa to (a) prior to an Investor Exit, cause the chief executive officer to be elected as a director, and fill two directorships (three directorships if Glade Brook no longer has the right to appoint a GB Director) with Independent Directors and (b) following an Investor Exit but prior to a TOC Approval, to cause the chief executive officer to be elected as a director, and to elect one Independent Director (other than the five Independent Directors to be designated by the Investors as described above). Prior to an Investor Exit and receipt of a TOC Approval, each Investor and Televisa has the right to appoint a director to serve on each committee of the board of directors.

In the case of any vacancy on our board of directors, prior to both an Investor Exit and receipt of a TOC Approval, created by the removal or resignation of a director appointed by an Investor or Televisa, the applicable Investor or Televisa will have the right to fill the vacancy with its own designee, provided that an Investor’s right to fill a vacancy shall expire when such Investor sells more than 95% (98% if TOC Approval is not obtained following an Investor Exit) of the shares of our common stock held by such Investor on the Calculation Date and Televisa’s right to fill a vacancy with its own designee shall expire upon a Televisa 80% Sell-Down. Subject to the terms of the PIA, the Investors and Televisa have agreed to vote their shares in favor of the election of the directors nominated by the other Investors and Televisa.

Approval Rights

Approval Rights of Majority PITV Investors

Under the PIA, the Investors and/or Televisa have approval rights with respect to certain business matters. Specifically, we are required to obtain the approval of both (i) at least four members of the group comprised of Televisa and the Investors and (ii) the Majority PITV Investors, in connection with, among other things, the following actions:

•	Any amendment to the certificate of incorporation, bylaws and certain governing documents of Univision;

•	Authorize or issue new equity securities or convertible securities of Univision other than in certain limited circumstances;

•

Incur indebtedness or issue debt securities in an aggregate amount in excess of $100,000,000, other than borrowings under Univision’s then existing debt documents or any other debt agreement approved by the Majority PITV Investors;

•

Voluntarily prepay debt of Univision in excess of $100,000,000 in any 12 month period or amend or waive the provisions of any agreement or instrument governing indebtedness with a principal amount in excess of $100,000,000;

•	Commence a voluntary case under any applicable bankruptcy or insolvency laws;

•	Enter into, modify or amend any agreement providing for the payment to or by Univision of more than $100,000,000 other than in certain limited circumstances;

•

Enter into transactions involving the purchase or sale of (i) any assets having a fair market value in excess of $250,000,000 other than certain ordinary course of business transactions, (ii) any radio station or television station in a top 20 designated market area for consideration having a fair market value in excess of $100,000,000 or (iii) any programming involving payments in excess of $100,000,000; or

•	Make any loan, advance or capital contribution to any third party in an amount in excess of $250,000,000 per transaction or in certain circumstances in excess of $100,000,000.

The approval rights of the Majority PITV Investors will expire upon the earlier to occur of (i) a Principal Investor Two-Thirds Sell-Down and (ii) the Televisa Sell-Down.

Approval Rights of the Majority Principal Investors

We are also required to obtain the approval of both (i) at least three of the five Investors and (ii) the Majority Principal Investors, in order to, among other things, enter into a change of control transaction, exercise any right of the Majority Principal Investors under the Company’s governing documents, exercise drag-along rights under the Stockholders Agreement or modify the Televisa PLA, Mexico License, the Sales Agency Agreement or enter into agreements with Televisa related to similar programming. The approval rights of the Majority Principal Investors will expire upon an Investor Exit and receipt of a TOC Approval.

Approval Rights on Certain Related Party Transactions

In order for us to enter into a transaction with an Investor or Televisa, the PIA requires that we receive the approval of both (i) the majority of members of the group comprised of the Investors and Televisa who are not involved in the applicable transaction and (ii) the members of such unaffiliated group who hold a majority of our common stock held by such group, provided that this approval shall not be necessary if each of the Investors and Televisa are participating in the transaction on pro rata basis. This approval requirement expires upon the earlier to occur of (i) both an Investor Exit and receipt of a TOC Approval and (ii) the Televisa Sell-Down.

Following an Investor Exit and receipt of a TOC Approval, we will be required to obtain the approval of our audit committee (or other committee comprised solely of Independent Directors) in order to enter into an agreement or a transaction with Televisa or an affiliate of Televisa. Each director serving on such committee shall meet the Independence Standard and shall evaluate the transaction to determine if it is in our best interest.

Approval Rights of the Investors and Televisa

The PIA provides (i) each Investor customary minority approval rights over the amendment or modification of certain provisions of the PIA, Stockholders Agreement and the PRRCA which shall continue until none of the Investors are subject to the PIA and (ii) Televisa approval rights over certain amendments to our governing documents that would adversely affect Televisa’s rights under such governing documents; provided that such approval rights shall expire upon a Televisa Sell-Down except for certain Televisa approval rights that continue for so long as Televisa owns any of our shares or retains the right to designate at least one director to our board of directors.

Televisa Approval Rights

Pursuant to our amended and restated certificate of incorporation, Televisa has, subject to continuing to hold a specified minimum interest in us, approval rights with respect to various matters, including, but not limited to, the payment and declaration of dividends and distributions, certain stock repurchases, bankruptcy filings, any amendment to our certificate of incorporation or by-laws that discriminates against Televisa, incurrence of indebtedness above specified levels, changing Univision’s core business and equity issuances to certain restricted persons. Televisa’s approval rights with respect to bankruptcy filings and incurrence of indebtedness above a specified level will terminate at the time Televisa converts all of our convertible securities that it holds into our common stock. Further, Televisa’s approval rights with respect to dividends and distributions, spin-offs and split-offs and stock repurchases shall not apply at any time that Televisa does not hold convertible securities exercisable for our common stock.

Prior to a Televisa 80% Sell-Down, unless required by law or applicable stock exchange rules in the case of clauses (vi) (in respect of procedural matters) and (ix) below, we will not take any of the following actions without Televisa’s prior written consent (i) implement a poison pill that would limit Televisa’s ownership stake in the Company, (ii) issue equity securities of the Company that entitle their holder to multiple votes per security or similar special voting rights, (iii) seek a court or regulatory approval to void or limit a right of Televisa under our governing documents and the Televisa investment documents to invalidate or make unenforceable such right (e.g. on the basis of it being against public policy), (iv) petition the FCC, or take any action support any petition filed by a third party, to request a reduction in the Current FCC Foreign Ownership Cap including any FCC Voting Cap, as increased from time to time, or in the FCC Individual Cap (whether on equity or voting interests) applicable to Televisa, (v) amend our amended and restated certificate of incorporation or the bylaws to permit the removal of a director other than for cause (other than directors appointed exclusively by the Investors), (vi) limit Televisa’s right to call a special meeting of the Company’s stockholders, (vii) create any new requirements for approvals by a supermajority of the board or stockholders or a separate class of directors or stock, (viii) amend our amended and restated certificate of incorporation to implement a classified board of directors, (ix) add new director qualification requirements that would result in excluding the Televisa designees to our board of directors or (x) amend the provisions of our amended and restated certificate of incorporation that prohibit us from using against Televisa or securities held by Televisa certain remedies to reduce foreign ownership.

Transfer Restrictions

If the Investors or Televisa transfer our shares of common stock to certain permitted transferees in accordance with the Stockholders Agreement, the permitted transferees must enter into an agreement to be bound by the PIA. If the Investors sell their shares in a change of control transaction in compliance with the Stockholders Agreement, the Investors’ collective rights and obligations under our certificate of incorporation, the PIA, the Stockholders Agreement, the Investment Agreement, and the PRRCA will be transferred to and assumed by the acquirer.

Televisa may not transfer our Class T-3 common stock, with limited exceptions, until after an Investor Exit has occurred at which time Televisa may transfer Class T-3 common stock in connection with a transfer of all of our Class T common stock to a non-U.S. person. Subject to certain exceptions provided for in the Stockholders Agreement, Televisa may not transfer its other contractual rights under the PIA, the Stockholders Agreement, the Investment Agreement and the PRRCA. In the event that Televisa transfers all of the Class T common stock after an Investor Exit, the Investors shall have the right to sell their common stock to the acquirer in such transfer on terms and conditions consistent with the Investors’ tag-along rights in the Stockholders Agreement.

Until TOC Approval has been obtained, without Televisa’s approval, the Investors shall not transfer more than 98% of the shares of our common stock held by the Investors on the Calculation Date, provided that such approval shall not be required following a Televisa Sell-Down.

For a description of additional transfer restrictions under the Stockholders Agreement, see “Certain Relationships and Related Person Transactions — Stockholders Agreement — Transfer Restrictions.”

Federal Communications Laws Restrictions

Our amended and restated certificate of incorporation requires us to restrict the rights and ownership or proposed ownership of a public stockholder or any other stockholder (excluding Televisa, the Investors or their permitted transferees) if such rights or ownership would (i) be inconsistent with or violate federal communications laws, (ii) limit or impair any of our business activities or proposed business activities under federal communication laws, (iii) could subject us to any law, regulation or policy under federal communications laws which we would not be subject to, but for such ownership or proposed ownership (collectively, “FCC Regulatory Limitations”) or (iv) cause or could cause Televisa’s ownership or proposed ownership of any of our securities to result in an FCC Regulatory Limitation. If we believe that the rights or ownership or proposed ownership of our capital stock may result in a FCC Regulatory Limitation, the applicable stockholder or potential stockholder must furnish any information that we request. Following this offering, if a stockholder or potential stockholder does not furnish the requested information or if we conclude in our sole discretion that such person’s rights or ownership would result in a FCC Regulatory Limitation, we may take steps to prevent the FCC Regulatory Limitation, including (a) refusing to permit the sale of our capital stock to such person, (b) suspending, reducing or eliminating the rights of such person’s capital stock, (c) redeeming such person’s capital stock, (d) requiring the conversion of all or any of such person’s shares to non-voting stock, warrants or other securities, (e) transferring such person’s shares to an FCC approved trust or (f) seeking any and all appropriate remedies, at law or in equity, as necessary to prevent or cure the FCC Regulatory Limitation.

Given the special voting rights provided to our Class T-3 common stock, it is highly likely that the voting rights of our Class A common stock held by non-U.S. persons (other than Televisa and the Investors) will be entirely or almost entirely eliminated or suspended in order to comply with the FCC Regulatory Limitations for the foreseeable future unless the Current FCC Foreign Ownership Cap is increased significantly. Further, at the time of this offering, because Televisa (a non-U.S. person) is expected to own 10% of our common stock, other non-U.S. persons may only own 15% of our outstanding common stock under applicable law. As a result, our board of directors may be required to take additional actions to reduce ownership of our common stock by non-U.S. persons (other than Televisa). Pursuant to our amended and restated certificate of incorporation, the aforementioned actions may not be taken against Televisa, the Investors or their permitted transferees.

In 2013, the FCC announced that it would consider proposals to exceed the current 25% foreign ownership limitation for media companies on a case by case basis. We plan to file a petition for declaratory ruling with the FCC requesting an increase in our aggregate permitted foreign ownership to 49% of our common stock (on a voting and equity basis) and Televisa’s permitted ownership to 40% of our common stock (on a voting and equity basis).

Pre-emptive Rights; Post-IPO Sale Participation Right

Except for certain excluded transactions, the PRRCA provides Televisa with the right to participate in any issuance by the Company or any Company subsidiary of shares of its capital stock (common stock, preferred stock or otherwise) (the “Televisa Participation Right”), provided that (x) Televisa may not purchase shares in excess of its contractual ownership limitations in the Stockholders Agreement and (y) following this offering the Televisa Participation Right shall not apply to any issuances for cash. Televisa has waived its right to exercise its pre-emptive rights in connection with this offering. The Televisa Participation Right shall expire upon a Televisa Sell-Down.

Upon any transfer (other than to permitted transferees) by the Investors after the IPO (“Post-IPO Sale”), Televisa shall have the right to acquire a number of shares equal to 50% of the shares of our common stock (or warrants if acquiring shares would result in Televisa being above the FCC Individual Cap or any contractual limitation in the Stockholders Agreement) being proposed to be transferred by the Investors in such Post-IPO Sale at the same price and terms being offered to the buyer, less, in the case of a registered public sale or block trade, any underwriting or placement fees payable by the Investors with respect to the portion of the shares that Televisa is not acquiring in connection with such Post-IPO Sale. Televisa will be eligible to acquire from the Investors in the Post-IPO Sale a number of shares of our common stock that, in the aggregate, will allow Televisa to acquire the same aggregate percentage ownership (approximately 39%) that Televisa would have been able to acquire if it exercised its existing preferential and participation rights under the PRRCA in connection with this offering.

We have agreed to cooperate with Televisa to the extent requested to exchange any Class A common stock and Class S common stock acquired by Televisa for Class T-1 common stock and Class T-2 common stock or warrants therefor.

Preferred Stock

Subject to certain approval rights of the Investors and Televisa provided for in the PIA and our amended and restated certificate of incorporation, our board of directors is authorized to provide for the issuance of preferred stock in one or more series and except in respect of the particulars fixed for a series by our board of directors as permitted by our amended and restated certificate of incorporation, all shares of preferred stock shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates of the preferred stock from which dividends thereon shall be cumulative. Our board of directors may fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of the preferred stock, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Registration Rights

The PRRCA provides the stockholders party thereto with specified (i) demand registration rights, which require us to effect the registration of the offer and sale of shares of common stock held by the Investors and Televisa, (ii) shelf registration rights, which require us to amend or supplement a shelf-registration statement, if in effect, to register the offer and sale of shares of common stock held by any such stockholder(s) pursuant to the shelf registration statement and (iii) piggyback registration rights, which require us to include shares of common stock held by such stockholders in a registration statement filed by us on our or another stockholder’s behalf. We are required to pay all registration expenses, other than underwriting discounts and commission and transfer taxes, in connection with any registration of shares by the Investors, Televisa and the other stockholder parties to the PRRCA. In addition, we have agreed to indemnify the Investors, Televisa and the other stockholder parties to the PRRCA against specified liabilities in connection to registrations made pursuant to the above-mentioned registration rights.

Sale Coordination

The PRRCA requires the stockholder parties to the PRRCA to transfer their shares pursuant to Rule 144 under the Securities Act (“Rule 144”), in a block sale to a financial institution or in a private transfer in accordance with the Stockholders Agreement, provided that the selling stockholders may be required to make reasonable efforts to coordinate their sales as determined by the coordination committee established in accordance with the PRRCA. The coordination committee is comprised of one designee from each of the Investors and Televisa. In addition, the selling stockholders must comply with the PRRCA’s volume limitations in connection with such sales other than certain private transfers. If the coordination committee requires coordination, the selling stockholders may only sell the number of our shares that the stockholder would have been permitted to transfer under Rule 144 as part of a group that includes the parties to the PRRCA. If the coordination committee does not require coordination, the selling stockholders may sell in a given calendar year, the lesser of (i) 2% of our total capital stock outstanding and (ii) 20% of our total capital stock owned by the selling stockholder, in each case, as calculated on the first day of such calendar year. The PRRCA’s coordination requirements and volume limitations expire five years from the consummation of this offering, provided that the coordination committee can exclude the stockholder parties to the PRCCA from the coordination requirements and volume limitations at any time.

Section 203 of the DGCL

Our amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that our directors, officers and stockholders (except for such persons who are also our employees) do not have any obligation to offer us an opportunity to participate in business opportunities presented to such directors, officers and stockholders even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, such directors, officers and stockholders will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Pursuant to our amended and restated services agreement with SCG, Saban Capital Group and our chairman must inform us of certain business opportunities in the Hispanic market that are presented to them, and offer us the option to participate in such opportunities. Specifically, Saban Capital Group and the Chairman of our board of directors must inform us of any business opportunities that either (i) presently generates at least 50% of its revenue from the Hispanic market in the U.S., or (ii) is projected to or reasonably expected to generate at least 50% of its revenues from the Hispanic market in the United States in the current fiscal year or in the next five succeeding years. Saban Capital Group’s and our chairman’s obligations continue for the term of the amended and restated services agreement and for one year thereafter.

Listing

We have applied to have our common stock listed on the NYSE under the symbol “UVN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have              shares of our Class A common stock outstanding (or             shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,             shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our officers and directors, the Investors, Televisa and certain of our other stockholders, will enter into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our Class A common stock under federal securities laws. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

As a result of filing applications and our other monetization efforts in connection with the upcoming Broadcast Incentive Auction and the impact of the FCC communications restrictions, prior to the completion of the auction, which may not be before the fourth quarter of 2016, our officers, directors, the Investors, Televisa and certain of our stockholders may not be able to sell their shares during the lock-up period even if released from the lock-up restrictions or after the expiration of the applicable lock-up period due to securities law considerations. In the event that we determine that such trading restrictions are applicable at the expiration of the applicable lock-up period, we intend to make a public announcement to that effect at that time. Following the lock-up periods described above and subject to the foregoing, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our Class A common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our Class A common stock outstanding; or

•	the average weekly reported trading volume of our Class A common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately             shares of our Class A common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register             shares of our Class A common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the Code, the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our Class A common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of tax accounting, entities that are treated as partnerships for U.S. federal income tax purposes (and investors in such entities), “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, persons deemed to sell Class A common stock under the constructive sale provisions of the Code, and persons that hold Class A common stock as part of a straddle, hedge, conversion transaction, or other integrated investment or Class A common stock received as compensation. In addition, this discussion does not address the Medicare tax on certain investment income, any state, local or foreign tax laws or any U.S. federal tax law other than U.S. federal income and estate tax law (such as gift tax laws). We have not sought and will not seek any rulings from the Internal Revenue Service regarding the matters discussed below. There can be no assurance that the Internal Revenue Service will not take positions concerning the purchase, ownership and disposition of our Class A common stock that are different from that discussed below.

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. (1) for at least 183 days during the calendar year or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. You are also a resident alien if you are a lawful permanent resident of the U.S. (i.e., a “green card” holder). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of our Class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

EACH PROSPECTIVE PURCHASER OF OUR CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our Class A common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business; and

•

in the case where an income tax treaty requires, attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the U.S. within the meaning of such treaty.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate (or a lower rate that may be specified by an applicable income tax treaty).

Distributions on Class A Common Stock

We do not anticipate making any distributions on our Class A common stock. See “Dividend Policy.” If distributions (other than certain stock distributions) are paid on shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our Class A common stock. Any remainder will constitute gain from the sale or exchange of our Class A common stock (as described in “—Dispositions of Class A Common Stock” below). If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty (unless the dividends are considered U.S. trade or business income as described below). To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, W-8BEN-E or other applicable form, claiming an exemption from or reduction in withholding tax under the applicable income tax treaty. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If dividends are considered U.S. trade or business income, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates and potential branch profits tax (as described in “—U.S. Trade or Business Income” above) but will not be subject to withholding tax, provided a properly executed Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

You must comply with the certification procedures described above, or, in the case of payments made outside the U.S. with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced withholding rate under an income tax treaty with respect to dividends paid on your Class A common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8BEN, W-8BEN-E or other applicable form to claim income tax treaty benefits or Internal Revenue Service Form W-8ECI or other applicable form, both as discussed above, you may also be required to provide your U.S. taxpayer identification number.

If you are eligible for a reduced rate of U.S. federal withholding tax with respect to a distribution on our Class A common stock, you may obtain a refund from the Internal Revenue Service of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Dispositions of Class A Common Stock

Subject to the discussion below under “—Information Reporting and Backup Withholding Tax” and “—Other Withholding Requirements,” as a non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale or other disposition of Class A common stock unless:

•	the gain is U.S. trade or business income;

•	you are an individual who is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our Class A common stock and the non-U.S. Holder’s holding period for our Class A common stock.

If you are a non-U.S. Holder described in the first bullet above, you generally will be subject to tax as described in “—U.S. Trade or Business Income.” If you are a non-U.S. Holder described in the second bullet point above, you generally will be subject to a flat tax at a 30% rate (or lower applicable income tax treaty rate) on the gain, which may be offset by certain U.S. source capital losses.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide property interests and (b) its other assets used or held for use in a trade or business. We believe that we are not currently, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we will not become a USRPHC.

The tax relating to the disposition of stock in a USRPHC does not apply to a non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our Class A common stock at all times during the applicable period, provided that our Class A common stock is regularly traded on an established securities market for U.S. federal income tax purposes.

No assurance can be given that we will not be a USRPHC or that our Class A common stock will be considered regularly traded on an established securities market when a non-U.S. Holder disposes of shares of our Class A common stock. Non-U.S. Holders are urged to consult with their tax advisors to determine the application of these rules to their disposition of our Class A common stock.

Federal Estate Tax

Individuals who are not citizens or residents of the U.S. (as defined for U.S. federal estate tax purposes), or an entity the property of which is includable in an individual’s gross estate for U.S. federal estate tax purposes, should note that Class A common stock held at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your Class A common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “—Distributions on Class A Common Stock” would not be subject to backup withholding.

The payment of proceeds of a sale of Class A common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Class A common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person or has certain enumerated relationships with the U.S., backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Other Withholding Requirements

Under an information reporting regime commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a 30% U.S. federal withholding tax generally will be imposed on dividends paid by U.S. issuers, and on the gross proceeds from the disposition of stock of U.S. issuers, paid to or through a “foreign financial institution” (as specially defined under these rules; whether or not such foreign financial institution is the beneficial owner with respect to the payments), unless such institution (i) enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or (ii) is deemed compliant with, or otherwise exempt from, FATCA. In certain circumstances, the information may be provided to local tax authorities pursuant to intergovernmental agreements between the U.S. and a foreign country. FATCA also generally imposes a U.S. federal withholding tax of 30% on the same types of payments to or through a non-financial foreign entity (whether or not such foreign entity is the beneficial owner with respect to the payments) unless such entity (i) provides the withholding agent with a certification that it does not have any substantial U.S. owners (as defined under these rules) or a certification identifying the direct and indirect substantial U.S. owners of the entity or (ii) is deemed compliant with, or otherwise exempt from, FATCA. FATCA would apply to any dividends paid on our Class A common stock, and to the gross proceeds from the sale or other disposition of our Class A common stock after December 31, 2018. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. Intergovernmental agreements and laws adopted thereunder may modify or supplement the rules under FATCA. You should consult your tax advisor regarding the possible implications of FATCA on your investment in our Class A common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Allen & Company LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Guggenheim Securities, LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Natixis Securities Americas LLC
Cabrera Capital Markets, LLC
Guzman & Company
Lebenthal & Co., LLC
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of Class A common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to the Company	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts, are approximately $        . We have agreed to reimburse the underwriters for filing fees relating to clearance of this offering with the Financial Industry Regulatory Authority and up to $50,000 for legal fees and other reasonable disbursements of counsel relating to such clearance.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have applied to list our Class A common stock for listing on the NYSE under the trading symbol “UVN.”

We, each of our officers and directors, the Investors, Televisa and certain of our other stockholders have agreed that, without the prior written consent of any two of the representatives on behalf of the underwriters, we and they will not, subject to certain limited exceptions, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock.

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of any two of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

Any two of the representatives, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

As a result of filing applications and our other monetization efforts in connection with the upcoming Broadcast Incentive Auction and the impact of the FCC communications restrictions, prior to the completion of the auction, which may not be before the fourth quarter of 2016, our officers, directors, the Investors, Televisa and certain of our stockholders may not be able to sell their shares during the lock-up period even if released from the lock-up restrictions or after the expiration of the applicable lock-up period due to securities law considerations. In the event that we determine that such trading restrictions are applicable at the expiration of the applicable lock-up period, we intend to make a public announcement to that effect at that time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, Deutsche Bank Securities Inc. or its affiliates acted as arrangers and an affiliate of Deutsche Bank AG New York Branch serves as administrative agent and first-lien collateral agent under our senior secured credit facilities. In addition, affiliates of Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Deutsche Bank Securities Inc., Guggenheim Securities, LLC and Natixis Securities Americas LLC or their respective affiliates serve as lenders under our senior secured credit facilities. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.” To the extent a portion of the net proceeds of this offering are used to repay borrowings under our senior secured credit facilities, affiliates of the underwriters will receive their pro rata portion of such net proceeds. See “Use of Proceeds” and “Capitalization.” In addition, certain of the underwriters or their respective affiliates acted as initial purchasers of certain of our outstanding notes, for which they received customary discounts and commissions. See “Description of Certain Indebtedness.”

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparts to certain derivative or hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in in determining the initial public offering are: the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, our financial information, the history of, and the prospects for, our company and the industry in which we compete, an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, the present state of our development, the general condition of the securities markets at the time of this offering and the foregoing factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Selling Restrictions

Canada

The Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the Class A common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Cahill Gordon & Reindel LLP.

EXPERTS

The consolidated financial statements of Univision Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP (“EY”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

From 2014 until February 2016, Mancera S.C., which like EY is a member firm of Ernst & Young Global Limited located in Mexico, was engaged to perform certain legal and expert services in Mexico for, and entered into a contingent fee arrangement with, certain affiliates of Televisa. Televisa is an upstream affiliate of Univision Holdings, Inc. under the auditor independence rules of Regulation S-X and the Public Company Accounting Oversight Board (“PCAOB”). While the provision of such services and the contingent fee arrangement were in accordance with the auditor independence rules of the American Institute of Certified Public Accountants, such services and the contingent fee arrangement were not in accordance with the auditor independence rules of Regulation S-X and the PCAOB relative to EY’s audits of the consolidated financial statements and its internal controls over financial reporting (“ICFR”) of Univision Holdings, Inc. The services and the contingent fee arrangement, were terminated in February 2016. None of the professionals who provided the services was a member of the EY audit engagement team with respect to the audits of Univision Holdings, Inc.’s consolidated financial statements or its ICFR. The services and fee arrangement were not in any way related to, and did not affect, the consolidated financial statements of Univision Holdings, Inc. or its ICFR. In addition, the results of such services were not subject to audit by EY.

After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters do not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of Univision Holdings, Inc.’s consolidated financial statements or its ICFR and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of Univision Holdings, Inc.’s consolidated financial statements and its ICFR. After considering these matters, Univision Holdings, Inc.’s management and audit committee concur with EY’s conclusions.

The consolidated financial statements of El Rey Holdings LLC as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and December 31, 2014 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Univision Holdings, Inc.

605 Third Avenue, 33rd Floor

New York, NY 10158

(212) 455-5200

Attn: Corporate Secretary

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of the end of our 2015 fiscal year, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission (2013 framework). Based on our evaluation under that framework, management concluded our internal control over financial reporting as of December 31, 2015 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our financial statements.

The financial statements have been audited by our independent auditors, Ernst & Young LLP, in accordance with auditing standards generally accepted in the United States and, accordingly, they have expressed their professional opinion on the financial statements in their report included herein. The attestation report issued by Ernst & Young LLP on our internal control over financial reporting is also included herein.

Because of their inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems, controls and procedures determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

Univision Holdings, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of Univision Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Univision Holdings, Inc. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Univision Holdings, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 5, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

New York, NY

May 5, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

Univision Holdings, Inc. and subsidiaries

We have audited Univision Holdings, Inc. internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Univision Holdings, Inc. and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Univision Holdings, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Univision Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2015 and our report dated May 5, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

New York, NY

May 5, 2016

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per-share data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$101,300	$56,800
Accounts receivable, less allowance for doubtful accounts of $10,000 in 2015 and $5,600 in 2014	696,100	641,000
Program rights and prepayments	110,900	103,200
Prepaid expenses and other	73,200	41,500

Total current assets	981,500	842,500
Property and equipment, net	798,600	810,500
Intangible assets, net	3,374,900	3,592,500
Goodwill	4,591,800	4,591,800
Deferred financing costs	74,600	74,400
Program rights and prepayments	56,200	95,600
Investments	163,100	78,300
Restricted cash	—	92,700
Other assets	85,700	73,800

Total assets	$10,126,400	$10,252,100

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$261,500	$233,100
Deferred revenue	74,900	80,800
Accrued interest	68,800	55,800
Accrued license fees	33,700	39,400
Program rights obligations	12,700	19,400
Current portion of long-term debt and capital lease obligations	150,200	151,400

Total current liabilities	601,800	579,900
Long-term debt and capital lease obligations	9,263,000	10,320,500
Deferred tax liabilities	274,400	433,200
Deferred revenue	506,700	570,200
Other long-term liabilities	133,800	136,000

Total liabilities	10,779,700	12,039,800

Stockholders’ deficit:
Class A Common Stock, par value $.001 per share, 50,000,000 authorized, 6,525,814 issued at December 31, 2015 and 6,481,609 issued at December 31, 2014	—	—
Class B Common Stock, par value $.001 per share, 50,000,000 authorized, 3,477,917 issued at December 31, 2015 and December 31, 2014	—	—
Class C Common Stock, par value $.001 per share, 10,000,000 authorized, 1,110,382 issued at December 31, 2015 and 842,850 issued at December 31, 2014	—	—
Class D Common Stock, par value $.001 per share, 10,000,000 authorized, none issued at December 31, 2015 and December 31, 2014	—	—
Preferred Shares, par value $.001 per share, 500,000 authorized, none issued at December 31, 2015 and December 31, 2014	—	—
Additional paid-in-capital	5,472,800	4,299,700
Accumulated deficit	(6,131,100)	(6,052,400)
Accumulated other comprehensive income (loss)	4,100	(35,300)

Total Univision Holdings, Inc. stockholders’ deficit	(654,200)	(1,788,000)
Non-controlling interest	900	300

Total stockholders’ deficit	(653,300)	(1,787,700)

Total liabilities and stockholders’ deficit	$10,126,400	$10,252,100

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,

(In thousands, except per share data)

	2015	2014	2013
Revenue	$2,858,400	$2,911,400	$2,627,400
Direct operating expenses	882,900	1,013,100	872,200
Selling, general and administrative expenses	728,600	718,800	712,600
Impairment loss	224,400	340,500	439,400
Restructuring, severance and related charges	60,400	41,200	29,400
Depreciation and amortization	171,100	163,800	145,900
Termination of management and technical assistance agreements	180,000	—	—

Operating income	611,000	634,000	427,900
Other expense (income):
Interest expense	547,600	587,200	618,200
Interest income	(9,900)	(6,000)	(3,500)
Interest rate swap expense (income)	300	(500)	(3,800)
Amortization of deferred financing costs	15,700	15,500	14,100
Loss on extinguishment of debt and inducement	266,900	17,200	10,000
Loss on equity method investments	46,900	85,200	36,200
Other	1,500	600	3,100

Loss before income taxes	(258,000)	(65,200)	(246,400)
Benefit for income taxes	(178,400)	(66,100)	(462,400)

Net (loss) income	(79,600)	900	216,000
Net loss attributable to non-controlling interest	(900)	(1,000)	(200)

Net (loss) income attributable to Univision Holdings, Inc.	$(78,700)	$1,900	$216,200

Net (loss) income per share attributable to Univision Holdings, Inc.
Basic	$(7.18)	$0.18	$20.49
Diluted	$(7.18)	$0.17	$14.60
Weighted average shares outstanding
Basic	10,957	10,791	10,549
Diluted	10,957	10,910	15,442

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For the Years Ended December 31,

(In thousands)

	2015	2014	2013
Net (loss) income	$(79,600)	$900	$216,000

Other comprehensive income (loss), net of tax:
Unrealized (loss) gain on hedging activities	(12,500)	(37,400)	43,800
Amortization of unrealized loss on hedging activities	11,800	11,800	19,600
Unrealized gain on available for sale securities	41,600	24,300	12,200
Currency translation adjustment	(1,500)	(700)	200

Other comprehensive income (loss)	39,400	(2,000)	75,800

Comprehensive (loss) income	(40,200)	(1,100)	291,800
Comprehensive loss attributable to the non-controlling interest	(900)	(1,000)	(200)

Comprehensive (loss) income attributable to Univision Holdings, Inc.	$(39,300)	$(100)	$292,000

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2013, 2014 and 2015

(In thousands)

	Univision Holdings, Inc. Stockholders’ Deficit					Non- controlling Interest	Total Equity
	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2012	$—	$4,158,700	$(6,270,500)	$(109,100)	$(2,220,900)	$—	$(2,220,900)
Net income (loss)	—	—	216,200	—	216,200	(200)	216,000
Other comprehensive income	—	—	—	75,800	75,800	—	75,800
Share-based compensation	—	7,800	—	—	7,800	—	7,800
Capital proceeds from non-controlling interest	—	—	—	—	—	1,500	1,500

Balance, December 31, 2013	$—	$4,166,500	$(6,054,300)	$(33,300)	$(1,921,100)	$1,300	$(1,919,800)
Net income (loss)	—	—	1,900	—	1,900	(1,000)	900
Other comprehensive loss	—	—	—	(2,000)	(2,000)	—	(2,000)
Proceeds from issuance of equity	—	124,300	—	—	124,300	—	124,300
Purchase of treasury shares	—	(400)	—	—	(400)	—	(400)
Share-based compensation	—	9,300	—	—	9,300	—	9,300

Balance, December 31, 2014	$—	$4,299,700	$(6,052,400)	$(35,300)	$(1,788,000)	$300	$(1,787,700)
Net loss	—	—	(78,700)	—	(78,700)	(900)	(79,600)
Other comprehensive income	—	—	—	39,400	39,400	—	39,400
Proceeds from exercise of stock options	—	15,600	—	—	15,600	—	15,600
Issuance of warrants	—	1,147,100	—	—	1,147,100	—	1,147,100
Share-based compensation	—	10,400	—	—	10,400	—	10,400
Capital proceeds from non-controlling interest	—	—	—	—	—	1,500	1,500

Balance, December 31, 2015	$—	$5,472,800	$(6,131,100)	$4,100	$(654,200)	$900	$(653,300)

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

(In thousands)

	2015	2014	2013
Cash flows from operating activities:
Net (loss) income	$(79,600)	$900	$216,000
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	115,800	105,500	87,600
Amortization of intangible assets	55,300	58,300	58,300
Amortization of deferred financing costs	15,700	15,500	14,100
Deferred income taxes	(184,100)	(72,500)	(469,800)
Non-cash deferred advertising revenue	(60,000)	(60,000)	(60,100)
Non-cash PIK interest income	(9,900)	(5,900)	(3,400)
Non-cash interest rate swap activity	9,000	6,800	(300)
Loss on equity method investments	46,900	85,200	36,200
Impairment loss	225,000	341,800	442,600
Loss on extinguishment of debt	15,800	400	2,400
Share-based compensation	15,600	14,900	7,800
Other non-cash items	(1,600)	1,900	(200)
Changes in assets and liabilities:
Accounts receivable, net	(55,100)	(4,100)	(87,000)
Program rights and prepayments	(16,800)	(186,600)	(171,700)
Prepaid expenses and other	(32,700)	9,500	(15,500)
Accounts payable and accrued liabilities	17,900	3,100	32,200
Accrued interest	13,000	(2,400)	500
Accrued license fees	(5,700)	600	2,100
Program rights obligations	(7,300)	(5,900)	(14,600)
Deferred revenue	(9,400)	(700)	17,300
Other long-term liabilities	(8,000)	(9,600)	3,100
Other	8,600	(21,800)	(18,300)

Net cash provided by operating activities	68,400	274,900	79,300

Cash flows from investing activities:
Proceeds from sale of fixed assets and other	3,200	8,900	11,600
Investments	(49,400)	(30,300)	(86,300)
Acquisition of assets	(3,000)	—	(81,300)
Capital expenditures	(122,100)	(133,400)	(179,200)

Net cash used in investing activities	(171,300)	(154,800)	(335,200)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,086,100	3,376,700	3,033,000
Proceeds from issuance of short-term debt	635,000	408,000	775,000
Payments of long-term debt and capital leases	(2,004,200)	(3,546,800)	(2,616,700)
Payments of short term debt	(635,000)	(470,000)	(878,000)
Other refinancing activities net of fees	60,200	(500)	(49,600)
Payments of equity related transaction fees	(11,800)	—	—
Purchase of treasury shares	—	(400)	—
Proceeds from stock options exercised	15,600	—	—
Proceeds from issuance of equity	—	124,300	—
Capital proceeds from non-controlling interest	1,500	1,500	—

Net cash provided by (used in) financing activities	147,400	(107,200)	263,700

Net increase in cash and cash equivalents	44,500	12,900	7,800
Cash and cash equivalents, beginning of period	56,800	43,900	36,100

Cash and cash equivalents, end of period	$101,300	$56,800	$43,900

Supplemental disclosure of cash flow information:
Interest paid	$533,700	$589,100	$618,500
Income taxes paid	$200	$4,700	$8,500
Capital lease obligations incurred to acquire assets	$8,300	$1,100	$38,200

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

1. Summary of Significant Accounting Policies

Nature of operations—Univision Holdings, Inc. is a holding company and the ultimate parent of Univision Communications Inc. Univision Holdings, Inc. (formerly known as Broadcasting Media Partners, Inc.) owns Broadcast Media Partners Holdings, Inc. (“Broadcast Holdings”) which owns Univision Communications Inc. (together with its subsidiaries, collectively referred to herein as “UCI”). Univision Holdings, Inc., together with its subsidiaries are collectively referred to herein as the “Company” or “Univision.” The Company has no operations outside of UCI. The Company is principally owned by Madison Dearborn Partners, LLC, Providence Equity Partners Inc., Saban Capital Group, Inc., TPG Global, LLC and its affiliates, Thomas H. Lee Partners, L.P. (collectively, the “Original Sponsors”) and their respective affiliates and Grupo Televisa S.A.B. and its affiliates (“Televisa”). Univision is the leading media company serving Hispanic America and has operations in two segments: Media Networks and Radio.

The Company’s Media Networks segment includes Univision Network; UniMás; nine cable networks, including Galavisión and Univision Deportes Network; and the Company’s owned and operated television stations. The Media Networks segment also includes digital properties consisting of online and mobile websites and applications including Univision.com and UVideos, a bilingual digital video network. The Radio segment includes the Company’s owned and operated radio stations; Uforia, a comprehensive digital music platform; and any audio-only elements of Univision.com. Additionally, the Company incurs corporate expenses separate from the two segments which include general corporate overhead and unallocated, shared company expenses related to human resources, finance, legal and executive which are centrally managed and support the Company’s operating and financing activities. In addition, unallocated assets include deferred financing costs and fixed assets that are not allocated to the segments.

Principles of consolidation—The consolidated financial statements include the accounts and operations of the Company and its majority owned and controlled subsidiaries. The Company has consolidated the special purpose entities associated with its accounts receivable facility and the limited liability corporations associated with the Company’s consulting arrangement with its chairman of the Board of Directors, as the Company has determined that they are variable interest entities for which the Company is the primary beneficiary. This determination was based on the fact that these special purpose entities lack sufficient equity to finance their activities without additional support from the Company and, additionally, that the Company retains the risks and rewards of their activities. The consolidation of these special purpose entities does not have a significant impact on the Company’s consolidated financial statements. All intercompany accounts and transactions have been eliminated.

The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Accordingly, the Company’s share of the earnings and losses of these companies is included in loss on equity method investments in the accompanying consolidated statements of operations of the Company. For certain equity method investments, the Company’s share of earnings and losses is based on contractual liquidation rights. For investments in which the Company does not have significant influence, the cost method of accounting is used. Under the cost method of accounting, the Company does not record its share in the earnings and losses of the companies in which it has an investment. Investments are reviewed for impairment when events or circumstances indicate that there may be a decline in fair value that is other than temporary.

Use of estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses, including impairments, during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets and definite-lived intangibles; allowances for doubtful accounts; the valuation of derivatives, deferred tax assets, program rights and prepayments, fixed assets, investments, intangibles, goodwill and share-based compensation; and reserves for income tax uncertainties and other contingencies.

Fair Value Measurements—The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Revenue recognition—Revenue is comprised of gross revenues from the Media Networks and Radio segments, including advertising revenue, subscriber fees, content licensing revenue, sales commissions on national advertising aired on Univision and UniMás affiliated television stations, less agency commissions and volume and prompt payment discounts. The amounts deducted from gross revenues for agency commissions and volume and prompt payment discounts aggregate to $323.4 million, $361.1 million and $343.5 million for the years ended December 31, 2015, 2014 and 2013, respectively. Media Networks television and Radio station advertising revenues are recognized when advertising spots are aired and performance guarantees, if any, are achieved. The achievement of performance guarantees is based on audience ratings from an independent research company. Subscriber fees received from cable and satellite multichannel video programming distributors (“MVPDs”) are recognized as revenue in the period that services are provided. The digital platform recognizes revenue primarily from video and display advertising, subscriber fees where digital content is provided on an authenticated basis, digital content licensing, and sponsorship advertisement revenue. Video and display advertising revenue is recognized as “impressions” are delivered and sponsorship revenue is recognized ratably over the contract period and as performance guarantees, if any, are achieved. “Impressions” are defined as the number of times that an advertisement appears in pages viewed by users of the Company’s Internet properties. Content licensing revenue is recognized when the content is delivered, all related obligations have been satisfied and all other revenue recognition criteria have been met. All revenue is recognized only when collection of the resulting receivable is reasonably assured.

UCI has certain contractual commitments, with Televisa and others, to provide a future annual guaranteed amount of advertising and promotion time. The obligation associated with each of these commitments was recorded as deferred revenue at an amount equal to the fair value of the advertising and promotion time as of the date of the agreements providing for these commitments. Deferred revenue is earned and revenue is recognized

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

as the related advertising and promotion time is provided. The Company’s deferred revenue, which is primarily related to the commitments with Televisa, resulted in revenue of $60.0 million, $60.1 million and $67.8 million, respectively, for the years ended December 31, 2015, 2014 and 2013.

Accounting for Goodwill, Other Intangibles and Long-Lived Assets—Goodwill and other intangible assets with indefinite lives are tested annually for impairment on October 1 or more frequently if circumstances indicate a possible impairment exists.

The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment determines that it is more likely than not that the fair value of each reporting unit is more than its carrying amount, then the Company concludes that goodwill is not impaired. If the Company does not choose to perform the qualitative assessment, or if the qualitative assessment determines that it is more likely than not that the fair value of each reporting unit is less than its carrying amount, then the Company proceeds to the first step of the two-step quantitative goodwill impairment test.

If a quantitative test is performed for goodwill, the estimated fair value of the reporting unit is compared to its carrying value, including goodwill (the “Step 1 Test”). In the Step 1 Test, the Company estimates the fair value of the reporting unit using a combination of discounted cash flows and market-based valuation methodologies. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples and the amount and timing of expected future cash flows. The cash flows employed in the valuation analysis are based on the Company’s best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. The fair value of the reporting unit is classified as a Level 3 measurement. There is no assurance that actual results in the future will approximate these forecasts. If the calculated fair value is less than the current carrying value, impairment of the reporting unit goodwill may exist.

When the Step 1 Test indicates potential impairment, a second test is required to measure the impairment loss (the “Step 2 Test”). In the Step 2 Test, the Company will calculate an implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination, where the fair value of each reporting unit is allocated to all of the assets and liabilities of the reporting unit with any residual value being allocated to goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill assigned to the reporting unit, the excess amount is recorded as an impairment charge. An impairment charge cannot exceed the carrying value of goodwill assigned to a reporting unit, but may indicate that certain long-lived and intangible assets associated with the reporting unit may require additional impairment testing.

If a qualitative assessment is performed for goodwill, the Company considers relevant events and circumstances that could affect a reporting unit’s fair value. Considerations may include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and entity-specific events, business plans, and strategy. The Company considers the same key assumptions that would have been used in a quantitative test. The Company considers the totality of these events, in the context of the reporting unit, and determines if it is more likely than not that the fair value of each reporting unit is less than its carrying amount.

The Company also has indefinite-lived intangible assets, such as television and radio broadcast licenses and trade names. The Company has the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

If the qualitative assessment determines that it is more likely than not that the fair value of the intangible asset is more than its carrying amount, then the Company concludes that the intangible asset is not impaired. If the Company does not choose to perform the qualitative assessment, or if the qualitative assessment determines that it is more likely than not that the fair value of the intangible asset is less than its carrying amount, then the Company calculates the fair value of the intangible asset and compares it to the corresponding carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess carrying value over the fair value.

If a quantitative test is performed, the Company will calculate the fair value of the intangible assets. The fair value of the television and radio broadcast licenses is determined using the direct valuation method, for which the key assumptions are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. For trade names, the Company assesses recoverability by utilizing the relief from royalty method to determine the estimated fair value. Key assumptions used in this model include discount rates, royalty rates, growth rates, sales projections and terminal value rates. The fair value of the intangible assets is classified as a Level 3 measurement. When a qualitative test is performed, the Company considers the same key assumptions that would have been used in a quantitative test to determine if these factors would negatively affect the fair value of the intangible assets.

Univision Network and UniMás network programming is broadcast on the television stations. Federal Communication Commission (“FCC”) broadcast licenses associated with the Univision Network and UniMás stations are tested for impairment at their respective network level. Broadcast licenses for television stations that are not dependent on network programming are tested for impairment at the local market level. Radio broadcast licenses are tested for impairment at the local market level.

Long-lived assets, such as property and equipment, intangible assets with definite lives and program right prepayments are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Derivative instruments—The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings through interest rate swap (income) expense.

The Company discontinues hedge accounting prospectively when (i) it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk; (ii) the derivative expires or is sold, terminated, or exercised; (iii) the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring; or (iv) management determines to remove the designation of the cash flow hedge. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings through interest rate swap (income) expense, and any associated balance in accumulated other comprehensive income (loss) will be reclassified into earnings through interest expense in the same periods during which the forecasted transactions that originally were being hedged occur. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income (loss) related to the hedging relationship.

Property and Equipment and Related Depreciation—Property and equipment are carried at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company removes the cost and accumulated depreciation of its property and equipment upon the retirement of such assets and the resulting gain or loss, if any, is then recognized. Land improvements are depreciated up to 15 years, buildings and improvements are depreciated up to 50 years, broadcast equipment over 5 to 20 years and furniture, computer and other equipment over 3 to 7 years. Property and equipment financed with capital leases are amortized over the shorter of their useful life or the remaining life of the lease. Repairs and maintenance costs are expensed as incurred.

Deferred financing costs—Deferred financing costs consist of payments made by the Company in connection with the Company’s and UCI’s debt offerings, primarily ratings fees, legal fees, accounting fees, private placement fees and costs related to the offering circular and other related expenses. Deferred financing costs are amortized over the life of the related debt using the effective interest method.

Program and sports rights for television broadcast—The Company acquires rights to programming to exhibit on its broadcast and cable networks. Costs incurred to acquire television programs are capitalized when (i) the cost of the programming is reasonably determined, (ii) the programming has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing or telecast and (iv) the license period has commenced. Costs incurred in connection with the production of or purchase of rights to programs that are available and scheduled to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast beyond a one-year period are considered non-current. Program rights and prepayments on the Company’s balance sheet are subject to regular recoverability assessments.

The costs of programming rights for television shows, novelas and movies licensed under programming agreements are capitalized and classified as programming prepayments if the rights payments are made before the related economic benefit has been received. Program rights for television shows and movies are amortized over the program’s life, which is the period in which an economic benefit is expected to be generated, based on the estimated relative value of each broadcast of the program over the program’s life. Program costs are charged to operating expense as the programs are broadcast.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The costs of programming rights licensed under multi-year sports programming agreements are capitalized and classified as programming prepayments if the rights payments are made before the related economic benefit has been received. Program rights for multi-year sports programming arrangements are amortized over the license period based on the ratio of current-period direct revenues to estimated remaining total direct revenues over the remaining contract period. Program costs are charged to operating expense as the programs are broadcast.

The accounting for program rights and prepayments requires judgment, particularly in the process of estimating the revenues to be earned over the life of the contract and total costs to be incurred (“ultimate revenues”). These judgments are used in determining the amortization of, and any necessary impairment of, capitalized costs. Estimated revenues are based on factors such as historical performance of similar programs, actual and forecasted ratings and the genre of the program. Such measurements are classified as Level 3 within the fair value hierarchy as key inputs used to value program and sports rights include ratings and undiscounted cash flows. If planned usage patterns or estimated relative values by year were to change significantly, amortization of the Company’s rights costs may be accelerated or slowed.

Legal costs—Legal costs are expensed as incurred unless required by GAAP to be capitalized.

Advertising and promotional expenses—The Company expenses advertising and promotional costs in the period in which they are incurred.

Share-based compensation—Compensation expense relating to share-based payments is recognized in earnings using a fair-value measurement method. The Company uses the straight-line attribution method of recognizing compensation expense over the vesting period. The estimated fair value of employee awards is expensed on a straight-line basis over the period from grant date to remaining requisite service period which is generally the vesting period. The fair value of each new stock option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Inherent in this model are assumptions related to stock price, expected stock-price volatility, expected term, risk-free interest rate and dividend yield. The risk-free interest rate is based on data derived from public sources. The estimated stock price is based on comparable public company information and the Company’s estimated discounted cash flows. The expected stock-price volatility is primarily based on comparable public company information. Expected term and dividend yield assumptions are based on management’s estimates. Restricted stock units classified as liability awards are measured at fair value at the end of each reporting period until vested.

The fair value of equity units awarded to non-employees is measured as the units vest using a Monte Carlo simulation analysis. The Monte Carlo simulation approach models future liquidation proceeds under a risk-neutral framework. Under a risk-neutral framework, the total capital value of the Company is assumed to follow a random statistical process and is expected to grow at an annual rate of return (drift) equal to the appropriate risk-free interest rate. In constructing the Monte Carlo simulation model, certain input parameters such as the initial total equity-based capital value as of the valuation date, the expected annual equity-based capital volatility, the expected time until liquidation, the annual risk-free rate of return, and the annual dividend yield are obtained or calculated. The valuation is classified as a Level 3 measurement.

Income taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carry back or carry forward period under the tax law for the deferred tax asset. In a situation where the net operating losses are more likely than not to expire prior to being utilized the Company has established the appropriate valuation allowance. If estimates of future taxable income during the net operating loss carryforward period are reduced the realization of the deferred tax assets may be impacted. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. There is considerable judgment involved in assessing whether deferred tax assets will be realized and in determining whether positions taken on the Company’s tax returns are more likely than not of being sustained.

Concentration of credit risk—Financial instruments that potentially subject the Company to concentrations of credit risk include primarily cash and cash equivalents, trade receivables and financial instruments used in hedging activities. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company’s objective for its cash and cash equivalents is to invest in high-quality money market funds that are prime AAA rated, have diversified portfolios and have strong financial institutions backing them. The Company sells its services and products to a large number of diverse customers in a number of different industries, thus spreading the trade credit risk. No one customer represented more than 10% of revenue of the Company for the years ended December 31, 2015, 2014 or 2013. The Company extends credit based on an evaluation of the customers’ financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The counterparties to the agreements relating to the Company’s financial instruments consist of major, international institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties as the Company monitors the credit ratings of such counterparties and limits the financial exposure with any one institution.

Securitizations—Securitization transactions in connection with UCI’s accounts receivable facility are classified as debt on the Company’s balance sheet and the related cash flows from any advances or reductions are reflected as cash flows from financing activities. UCI sells to investors, on a revolving non-recourse basis, a percentage ownership interest in certain accounts receivable through wholly owned special purpose entities. UCI retains interests in the accounts receivable that have not been sold to investors. The retained interest is subordinated to the sold interest in that it absorbs 100% of any credit losses on the sold receivable interests. UCI services the receivables sold under the facility.

Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform to the current period presentation.

New accounting pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC 606), as amended. The amendments provide guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

periods within that reporting period. For non-public entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the impact ASU 2014-09 will have on its consolidated financial statements and disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (ASC 835), and, in August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. These ASUs provide guidance on the presentation of debt issuance costs as a direct deduction from the carrying amount of the debt liability. The presentation and subsequent measurement of debt issuance costs associated with lines of credit, may be presented as an asset and amortized ratably over the term of the line of credit arrangement, regardless of whether there are outstanding borrowings on the arrangement. The recognition and measurement guidance for debt issuance costs are not affected by these ASUs. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. For non-public entities, the amendments are effective for annual reporting periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. The adoption of these ASUs will not have a significant impact on the Company’s consolidated financial statements or disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred taxes by requiring all deferred tax assets and liabilities be classified as noncurrent on the balance sheet. This guidance may be adopted prospectively or retrospectively and is effective for annual and interim periods beginning after December 15, 2016. Early adoption is permitted and the Company has adopted this guidance as of December 31, 2015 and classified deferred tax assets and liabilities as non-current for all periods presented in the consolidated balance sheet. The adoption of this update retrospectively resulted in the classification of a current deferred tax asset of $134.2 million as a noncurrent deferred tax liability, on the Company’s accompanying consolidated balance sheet as of December 31, 2014.

2. Property and Equipment

Property and equipment consists of the following:

	December 31, 2015	December 31, 2014
Land and improvements	$120,800	$129,900
Buildings and improvements	394,700	388,900
Broadcast equipment	397,600	399,300
Furniture, computer and other equipment	265,400	233,800
Land, building, transponder equipment and vehicles financed with capital leases	102,000	94,500

	1,280,500	1,246,400
Accumulated depreciation	(481,900)	(435,900)

	$798,600	$810,500

Depreciation expense on property and equipment was $115.8 million, $105.5 million and $87.6 million for the years ended December 31, 2015, 2014 and 2013, respectively. Accumulated depreciation related to assets financed with capital leases at December 31, 2015 and 2014 is $34.8 million and $28.7 million, respectively.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

As of December 31, 2015, the Company has classified $11.5 million of land and buildings in the Media Networks segment as held for sale, which is included in prepaid expenses and other on the consolidated balance sheet. The carrying value reflects the estimated selling price less costs to sell based on market data, which is a Level 2 input. There were no properties classified as held for sale as of December 31, 2014. During 2015, the Company recorded impairment losses of $6.5 million in the Media Networks segment and $2.4 million in the Radio segment, related to the write-down of properties held for sale. The property used in the Radio segment was subsequently sold in 2015. During 2014, the Company recorded an impairment loss of $7.0 million in the Media Networks segment, related to the write-down of a property held for sale, which was subsequently sold in 2014. See “Notes to Consolidated Financial Statements—19. Subsequent Events

3. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2015	December 31, 2014
Accounts payable and accrued liabilities	$187,900	$166,400
Accrued compensation	73,600	66,700

	$261,500	$233,100

Restructuring, Severance and Related Charges

The Company’s restructuring, severance and related charges for the years ended December 31, are summarized below.

	December 31, 2015	December 31, 2014	December 31, 2013
Restructuring:
Activities initiated in 2012	$20,600	$34,300	$23,600
Activities across local media platforms in 2014	5,600	7,100	—
Venevision PLA termination	26,000	—	—
Severance for individual employees and related charges	8,200	(200)	5,800

Total restructuring, severance and related charges	$60,400	$41,200	$29,400

The restructuring activities initiated in 2012 relate to broad-based cost-saving initiatives. The restructuring activities initiated in 2014 are intended to improve performance, collaboration and operational efficiency across local media platforms. The termination of the program license agreement (“Venevision PLA”) with Venevision International, LLC (“Venevision”) is described in Note 5. Program Rights and Prepayment Impairments. The Venevision PLA termination charge has been recorded in the Media Networks segment. Severance for individual employees and related charges relate primarily to miscellaneous severance agreements with former Corporate, Media Networks and Radio employees. As of December 31, 2015, future charges arising from additional activities associated with the 2012 and 2014 restructuring activities cannot be reasonably estimated.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The tables below present the breakdown across segments for restructuring activities initiated in 2012 and across local media platforms in 2014 during the year ended December 31, 2015.

	2015 Charges Resulting From Restructuring Activities Initiated in 2012
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Media Networks	$8,700	$2,400	$11,100
Radio	2,000	1,900	3,900
Corporate	5,600	—	5,600

Consolidated	$16,300	$4,300	$20,600

	2015 Charges Resulting From Restructuring Activities Across Local Media Platforms Initiated in 2014
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Media Networks	$ 100	$—	$ 100
Radio	1,300	4,200	5,500

Consolidated	$1,400	$4,200	$5,600

The tables below present the breakdown across segments for restructuring activities in 2012 and across local media platforms in 2014 during the year ended December 31, 2014.

	2014 Charges Resulting From Restructuring Activities Initiated in 2012
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Media Networks	$24,300	$600	$24,900
Radio	7,300	400	7,700
Corporate	1,500	200	1,700

Consolidated	$33,100	$1,200	$34,300

	2014 Charges Resulting From Restructuring Activities Across Local Media Platforms Initiated in 2014
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Media Networks	$3,400	$—	$3,400
Radio	2,900	800	3,700

Consolidated	$6,300	$800	$7,100

In addition to the restructuring activities above, restructuring, severance and related charges for the year ended December 31, 2014 includes a severance benefit of $0.2 million related to the adjustment of miscellaneous severance charges for former employees.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The table below presents the breakdown across segments for restructuring activities initiated in 2012 during the year ended December 31, 2013.

	2013 Charges Resulting From Restructuring Activities Initiated in 2012
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Media Networks	$13,900	$3,700	$17,600
Radio	2,600	2,900	5,500
Corporate	500	—	500

Consolidated	$17,000	$6,600	$23,600

In addition to the restructuring activities above, restructuring, severance and related charges for the year ended December 31, 2013 includes severance and related charges of $5.8 million related to miscellaneous severance agreements primarily with corporate employees as well as employees in the Media Networks and Radio segments. The contract termination costs for the Media Networks and Radio segments are net of benefits of $1.6 million and $2.2 million, respectively, associated with the elimination of lease obligations.

The following table presents the activity in the restructuring liabilities during the years ended December 31, 2015 and 2014.

	Restructuring Activities Initiated in 2012		Restructuring Activities Across Local Media Platforms Initiated in 2014
	Employee Termination Benefits	Contract Termination Costs/Other	Employee Termination Benefits	Contract Termination Costs/Other	Total
Accrued restructuring as of December 31, 2013	$12,900	$5,400	—	—	$18,300
Restructuring expense	35,300	1,900	6,300	800	44,300
Reversals	(2,200)	(700)	—	—	(2,900)
Transfers	—	—	—	1,000	1,000
Cash payments	(21,700)	(2,500)	(4,400)	(700)	(29,300)

Accrued restructuring as of December 31, 2014	24,300	4,100	1,900	1,100	31,400

Restructuring expense	20,800	4,500	1,500	4,200	31,000
Reversals	(4,500)	(200)	(100)	—	(4,800)
Transfers	—	500	—	300	800
Cash payments	(27,600)	(3,100)	(3,100)	(2,700)	(36,500)

Accrued restructuring as of December 31, 2015	$13,000	$5,800	$200	$2,900	$21,900

Employee termination benefits are expected to be paid within twelve months from December 31, 2015. Balances related to restructuring lease obligations in contract termination costs will be settled over the remaining lease term. Of the $21.9 million accrued as of December 31, 2015 related to restructuring activities, $17.0 million is included in current liabilities and $4.9 million is included in non-current liabilities. Of the $31.4 million accrued as of December 31, 2014 related to restructuring activities, $27.5 million is included in current liabilities and $3.9 million is included in non-current liabilities.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

4. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite lives, such as television and radio broadcast licenses and trade names, are not amortized and are tested for impairment annually or more frequently if circumstances indicate a possible impairment exists.

The goodwill associated with the Media Networks reporting unit was tested quantitatively as of October 1, 2015. For purposes of analyzing the goodwill associated with the Media Networks reporting unit, the Company uses the income approach to measure the reporting unit’s fair value. The fair value of the Company’s reporting unit is classified as a Level 3 measurement due to the significance of unobservable inputs based on company-specific information. Under the income approach, the Company calculated the present value of the reporting unit’s estimated future cash flows. Cash flow projections were based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate of 8.5% used for the Media Networks reporting unit for the year ended December 31, 2015 was based on a weighted-average cost of capital (“WACC”) adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit’s ability to execute on its projected cash flows. The discount rate also reflected adjustments required when comparing the sum of the fair values of the Company’s reporting unit to the Company’s overall valuation. In addition, the Company used projected revenue growth rates, profitability, the risk factors added to the discount rate and a terminal growth rate assumption of 3.0% in the unobservable inputs used to estimate the fair value of the reporting unit. The fair value of the Media Networks reporting unit’s total assets exceeded the carrying value by more than 50% for each of the years ended December 31, 2015 and 2014. Based on a review of market conditions and management’s assessment of long-term growth rates in the Radio segment, the Company recognized a goodwill impairment loss of $307.8 million for the year ended December 31, 2013, resulting in a write off of the entire Radio reporting unit goodwill balance as of December 31, 2013.

The television and radio broadcast licenses have indefinite lives because the Company expects to renew them and renewals are routinely granted with little cost, provided that the licensee has complied with the applicable rules and regulations of the FCC. Historically, all material television and radio licenses that have been up for renewal have been renewed. The Company is unable to predict the effect that further technological changes will have on the television and radio industry or the future results of its television and radio broadcast businesses. The television and radio broadcast licenses and the related cash flows are expected to continue indefinitely, and as a result the broadcast licenses have an indefinite useful life. The fair value of the television and radio broadcast licenses is determined using the direct valuation method which is classified as a Level 3 measurement. Under the direct valuation method, the fair value of the television and radio broadcast licenses is calculated at the network or market level, as applicable. The application of the direct valuation method attempts to isolate the income that is properly attributable to the television and radio broadcast licenses alone (that is, apart from tangible and identified intangible assets and goodwill). It is based upon modeling a hypothetical “greenfield” build-up to a “normalized” enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. Under the direct valuation method, it is assumed that rather than acquiring television and radio broadcast licenses as part of a going concern business, the buyer hypothetically develops television and radio broadcast licenses and builds a new operation with similar attributes from inception. Thus, the buyer incurs start-up costs during the build-up phase. Initial capital costs are deducted from the discounted cash flow model which results in a value that is directly attributable to the indefinite-lived intangible assets. The key assumptions using the direct valuation method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. The market revenue growth rate assumption is impacted by, among other things, factors

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

affecting the local advertising market for television and radio stations. This data is populated using industry normalized information representing an average FCC license within a market. For the Company’s fiscal 2015 broadcast license impairment testing, significant unobservable inputs utilized included discount rates from 8.5% to 9.0% and terminal growth rates ranging from 0.4% to 3.0%.

For trade names the Company assesses recoverability either quantitatively or qualitatively by utilizing a relief from royalty framework to determine the estimated fair value for each indefinite-lived intangible asset which is classified as a Level 3 measurement. The relief from royalty method estimates the Company’s theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates, royalty rates, growth rates and sales projections are the assumptions most sensitive and susceptible to change as they require significant management judgment. Discount rates used are similar to the rates estimated by the WACC considering any differences in Company-specific risk factors and the uncertainty related to the Radio segment’s ability to execute on the projected cash flows. Royalty rates are established by management and are periodically substantiated by third-party valuation consultants. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections associated with the trademarks. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and constant long-term growth rates.

For the year ended December 31, 2015, the Company recognized impairment losses in the Radio segment of $161.3 million related to the write-down of broadcast licenses and $4.0 million related to the write-down of a trade name based on a review of market conditions and management’s assessment of long-term growth rates.

For the year ended December 31, 2014, the Company recognized impairment losses in the Radio segment of $133.4 million related to the write-down of broadcast licenses and $9.0 million related to the write-down of a trade name based on a review of market conditions and management’s assessment of long-term growth rates.

For the year ended December 31, 2013, the Company recognized an impairment loss of $2.5 million in the Media Networks segment related to the residual write-off of the TeleFutura trade name, as the network had completed its rebranding as UniMás by the end of 2013. Based on a review of market conditions and management’s assessment of long-term growth rates in the Radio segment, the Company recognized an impairment loss of $43.4 million related to the write-down of broadcast licenses.

The Company has various intangible assets with definite lives that are being amortized on a straight-line basis. Advertiser related intangible assets are primarily being amortized through 2026, and the multiple system operator contracts and relationships and broadcast affiliate agreements and relationships are primarily being amortized through 2027 and 2031, respectively. For the years ended December 31, 2015, 2014 and 2013, the Company incurred amortization expense of $55.3 million, $58.3 million and $58.3 million, respectively. The remaining weighted average amortization period for the amortizable intangible assets is approximately 14.3 years.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The following is an analysis of the Company’s intangible assets currently being amortized, intangible assets not being amortized and estimated amortization expense for the years 2016 through 2020:

	As of December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible Assets Being Amortized
Multiple system operator contracts and relationships and broadcast affiliate agreements	$1,124,500	$404,800	$719,700
Advertiser related intangible assets, primarily advertiser contracts	91,300	62,300	29,000
Other amortizable intangibles	3,000	300	2,700

Total	$1,218,800	$467,400	751,400

Intangible Assets Not Being Amortized
Broadcast licenses			2,312,000
Trade names and other assets			311,500

Total			2,623,500

Total intangible assets, net			$3,374,900

	As of December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible Assets Being Amortized
Multiple system operator contracts and relationships and broadcast affiliate agreements	$1,124,500	$354,500	$770,000
Advertiser related intangible assets, primarily advertiser contracts	91,300	57,600	33,700

Total	$1,215,800	$412,100	803,700

Intangible Assets Not Being Amortized
Broadcast licenses			2,473,300
Trade names and other assets			315,500

Total			2,788,800

Total intangible assets, net			$3,592,500

Estimated amortization expense through 2020 is as follows:

Year	Amount
2016	$54,500
2017	$54,500
2018	$54,500
2019	$53,400
2020	$53,100

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The following table presents the goodwill balance at December 31, 2015 and 2014:

December 31, 2015 and 2014
Gross goodwill	$6,160,100
Accumulated impairment losses	(1,568,300)

Net goodwill	$4,591,800

5. Program Rights and Prepayments Impairments

In December 2015, UCI terminated its remaining licensing arrangement with Venevision and in connection therewith UCI paid Venevision $34.0 million of which $8.0 million related to 2015 programming obligations and $26.0 million related to terminating the agreement. The termination triggered an impairment review on the related prepaid programming rights which after giving effect to the $8.0 million programming obligation payment resulted in an impairment charge of approximately $9.3 million. The $26.0 million was recorded as a restructuring charge during the fourth quarter of 2015.

In December 2014, UCI entered into a binding term sheet among other things to amend its previous program license agreement with Venevision pursuant to which UCI paid Venevision $177.5 million for amounts that would otherwise have been due to Venevision through the December 2017 expiration of the prior program license arrangement. UCI received from Venevision a full release of payment and certain other claims under the prior Venevision program license agreement. The 2014 amendment released Venevision from (i) being obligated to make substantially all of their programming available to UCI for licensing; and (ii) being required to produce minimum annual number of program hours for UCI. In addition, pursuant to the new license agreement, UCI agreed to pay Venevision $24.0 million per year for the rights to certain new programs to be produced for UCI by Venevision. The amendment triggered an impairment review on Venevision-related prepaid assets which resulted in an impairment charge of approximately $182.9 million for the year ended December 31, 2014.

Fair value for the impairments discussed above was determined using Level 3 inputs by assessing the discounted cash inflows associated with the advertising revenue retained and the direct cash outflows associated primarily with the licensing costs of such programming.

During the year ended December 31, 2013, UCI recorded an impairment loss of approximately $82.5 million related to the 2014 Fédération Internationale de Football Association (“FIFA”) World Cup soccer games. As of December 31, 2013, UCI had paid the full contractual amount of $170.8 million for the 2014 World Cup media rights. Because the World Cup games were not available for broadcast until 2014, the Company recorded these payments as program rights prepayments in the consolidated balance sheet. Based upon the Company’s then current financial estimates, the program rights prepayments were reviewed for impairment. The Company believed that the fair value of the 2014 World Cup media rights declined as compared to its carrying value. Fair value was determined using Level 3 inputs by assessing the incremental cash inflows associated with the World Cup games in excess of the direct cash outflows associated with production, licensing and media rights payments (all costs associated with advertising, promotion and broadcast of the World Cup games, as well as the production of certain television programming related to the World Cup games). The Company measured the fair value of the 2014 World Cup media rights, as compared to the amounts recorded on its balance sheet using a discounted cash flow model.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

During the years ended December 31, 2015, 2014 and 2013, the Company recognized impairment losses of $40.7 million, $8.2 million and $2.4 million, respectively, related to the write-off of other program related rights due to revised estimates of ultimate revenues.

6. Financial Instruments and Fair Value Measures

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value.

Interest Rate Swaps—Currently, the Company uses interest rate swaps to manage its interest rate risk. The interest rate swap asset of $0.4 million and the interest rate swap liability of $61.5 million as of December 31, 2015, and the interest rate swap asset of $0.9 million and the interest rate swap liability of $51.9 million as of December 31, 2014 were measured at fair value primarily using significant other observable inputs (Level 2). In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

The majority of inputs into the valuations of the Company’s interest rate derivatives include market-observable data such as interest rate curves, volatilities, and information derived from, or corroborated by market-observable data. Additionally, a specific unobservable input used by the Company in determining the fair value of its interest rate derivatives is an estimation of current credit spreads to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The inputs utilized for the Company’s own credit spread are based on implied spreads from its privately placed debt securities with an established trading market. For counterparties with publicly available credit information, the credit spreads over the London Interbank Offered Rate (“LIBOR”) used in the calculations represent implied credit default swap spreads obtained from a third party credit data provider. Once these spreads have been obtained, they are used in the fair value calculation to determine the credit valuation adjustment (“CVA”) component of the derivative valuation. The Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

The CVAs associated with the Company’s derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. If the CVA is a significant component of the derivative valuation, the Company will classify the fair value of the derivative as a Level 3 measurement. If required, any transfer between Level 2 and Level 3 will occur at the end of the reporting period. At December 31, 2015 and 2014, the Company has assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified as Level 2 measurements.

Available-for-Sale Securities—The Company’s available-for-sale securities relate to its investment in convertible notes with an equity method investee. The convertible notes are recorded at fair value through adjustments to other comprehensive income (loss). The fair value of the convertible notes is classified as a Level 3 measurement due to the significance of unobservable inputs which utilize company-specific information. The Company uses an income approach to value the notes’ fixed income component and the Black-Scholes model to value the conversion feature. Key inputs to the Black-Scholes model include the underlying security value, strike price, volatility, time-to-maturity and risk-free rate. See Note 7. Investments.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Fair Value of Debt Instruments—The carrying value and fair value of the Company’s and UCI’s debt instruments as of December 31, 2015 and 2014 are set out in the following tables. The fair values of the credit facilities are based on market prices (Level 1). The fair values of the senior notes are based on industry curves based on credit rating (Level 2). The fair value of the convertible debentures is estimated using a valuation method based on assumptions including expected volatility, risk-free interest rate, bond yield, recovery rate, and expected term (Level 3). The accounts receivable facility carrying value approximates fair value (Level 1).

	As of December 31, 2015
	Carrying Value	Fair Value
Bank senior secured revolving credit facility maturing in 2018	$—	$—
Incremental bank senior secured term loan facility maturing in 2020	1,215,000	1,186,200
Replacement bank senior secured term loan facility maturing in 2020	3,297,000	3,222,800
Senior notes—8.5% due 2021	818,400	837,300
Senior secured notes—6.75% due 2022	1,119,400	1,152,800
Senior secured notes—5.125% due 2023	1,213,700	1,165,900
Senior secured notes—5.125% due 2025	1,570,500	1,499,800
Accounts receivable facility maturing in 2018	100,000	100,000

	$9,334,000	$9,164,800

	As of December 31, 2014
	Carrying Value	Fair Value
Bank senior secured revolving credit facility maturing in 2018	$—	$—
Incremental bank senior secured term loan facility maturing in 2020	1,228,000	1,198,800
Replacement bank senior secured term loan facility maturing in 2020	3,329,700	3,246,500
Senior secured notes—6.875% due 2019	1,197,000	1,249,400
Senior secured notes—7.875% due 2020	750,000	803,000
Senior notes—8.5% due 2021	818,900	873,700
Senior secured notes—6.75% due 2022	1,120,800	1,214,500
Senior secured notes—5.125% due 2023	700,000	714,400
Convertible debentures—1.5% due 2025	1,150,500	1,966,100
Accounts receivable facility maturing in 2018	100,000	100,000

	$10,394,900	$11,366,400

7. Investments

The carrying value of the Company’s investments is as follows:

	December 31, 2015	December 31, 2014
Investments in equity method investees	$158,900	$74,000
Cost method investments	4,200	4,300

	$163,100	$78,300

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Equity method investments primarily includes UCI’s investment in Fusion Media Network, LLC (“Fusion”), a joint venture with Walt Disney Company’s ABC News, which is a 24-hour English language news and lifestyle TV and digital network targeted at young English speaking Hispanics and their peers, and UCI’s investment in El Rey Holdings LLC (“El Rey”), which owns and operates, among other assets, the El Rey television network, a 24-hour English-language general entertainment cable network targeting young adult audiences.

Fusion (formerly known as Univision ABC News Network, LLC) was formed in July 2012 and provides programming on both linear and digital platforms. The Fusion linear network launched in October 2013. UCI holds a 50% non-controlling interest in the joint venture, which is accounted for as an equity method investment. During the year ended December 31, 2015, as part of a new capital investment by the two joint venture partners, UCI invested $11.5 million in Fusion for general use and an additional $5.6 million for use solely in the development of Fusion’s digital business. During the years ended December 31, 2014 and 2013, UCI contributed $4.3 million and $11.2 million, respectively, to the investment in Fusion. During the years ended December 31, 2015, 2014 and 2013, the Company recognized losses of $22.1 million, $11.9 million and $13.7 million, respectively, related to its share of Fusion’s net losses. As of December 31, 2015, UCI’s share of Fusion’s net losses exceeded UCI’s equity investment in Fusion, resulting in an investment balance of zero. Based on contractual obligations to make further contributions to Fusion arising from the new capital investment arrangement described above, the Company’s share of Fusion’s net losses exceeded its equity method investment basis and the Company recorded an equity method investment liability of $5.0 million classified as accrued liabilities on the balance sheet as of December 31, 2015. As of December 31, 2014, UCI’s equity investment in Fusion was zero. As of December 31, 2013, the net investment balance was $7.6 million. See “Notes to Consolidated Financial Statements—19. Subsequent Events.

The following table presents the summary financial information of Fusion for the period or as of the date indicated.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Operating data:
Revenues	$63,500	$28,100	$3,000
Operating expenses	$100,100	$63,400	$30,300
Net loss	$(37,600)	$(35,000)	$(27,400)

	As of December 31, 2015	As of December 31, 2014
Balance sheet data:
Current assets	$43,700	$26,100
Long-term assets	$23,900	$27,500
Current liabilities	$18,500	$12,000
Long-term liabilities	$—	$—

El Rey was formed in May 2013, and the El Rey television network launched in December 2013. On May 14, 2013, UCI invested approximately $2.6 million for a 4.99% equity and voting interest in El Rey. Additionally, UCI invested approximately $72.4 million in the form of a convertible note subject to restrictions on transfer. The convertible note is a twelve year note that bears interest at 7.5%. Interest is added to principal as it accrues annually. A portion of the initial principal of the note may be converted into equity after two years and

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

the entire initial principal may be converted following four years after the launch of the network; provided that the maximum voting interest for UCI’s combined equity interest cannot exceed 49% for the first six years after the network’s launch. In November 2014, UCI invested an additional $25 million in El Rey in the form of a convertible note on the same terms as the original convertible note as contemplated under the El Rey limited liability company agreement. On February 23, 2015, UCI invested an additional $30 million in exchange for a twelve year convertible note with substantially the same terms as the original note, except that (i) the conversion of the new note will be based upon a $0.40 / unit conversion price (as opposed to a $1.00 / unit conversion price for the original notes), (ii) the note bears interest at 7.4% per annum, and (iii) following conversion, the units received in respect of the new note are entitled to proceeds in a priority position as compared to the units received in respect of the original and additional notes and are also entitled to a specified additional return once the investment on the original and additional notes is recouped. For a period following December 1, 2020 UCI has a right to call, and the initial majority equity owners have the right to put, in each case at fair market value, a portion of such owners’ equity interest in El Rey. For a period following December 1, 2023 UCI has a similar right to call, and such owners have a similar right to put, all of such owners’ equity interest in El Rey.

UCI accounts for its equity investment under the equity method of accounting due to the fact that although UCI has less than a 20% interest, it exerts significant influence over El Rey. UCI’s share of earnings and losses is recorded based on contractual liquidation rights and not on relative equity ownership. To the extent that UCI’s share of El Rey’s losses exceeds UCI’s equity investment; UCI reduces the carrying value of its investment in El Rey’s convertible notes. As a result, the carrying value of UCI’s equity investment in El Rey does not equal UCI’s proportionate ownership in El Rey’s net assets. During the years ended December 31, 2015, 2014 and 2013, the Company recognized a loss of $24.4 million, $73.3 million and $22.7 million, respectively, related to its share of El Rey’s net losses.

The El Rey convertible notes are debt securities which are classified as available-for-sale securities. For the year ended December 31, 2015, the Company recorded unrealized gains of approximately $68.0 million to other comprehensive income to adjust the convertible debt, including all interest, to their fair value of $157.0 million. During the year ended December 31, 2014, the Company recorded unrealized gains of approximately $40.1 million to other comprehensive income to adjust the convertible debt, including all interest to their fair value of $73.5 million. During the year ended December 31, 2013, the Company recorded unrealized gains of approximately $20.1 million to other comprehensive income to adjust the convertible note entered into in May 2013 to its fair value of $72.4 million. During the years ended December 31, 2015, 2014 and 2013, the Company recorded interest income of $9.9 million, $5.9 million and $3.4 million, respectively, related to the convertible debt. As of December 31, 2015 and 2014, the net investment balance was $157.0 million and $73.5 million, respectively.

The following table presents the summary financial information of El Rey for the period or as of the date indicated.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Operating data:
Revenues	$46,700	$44,900	$200
Operating expenses	$56,800	$109,000	$11,900
Net loss (excluding pre-acquisition costs)	$(24,600)	$(72,300)	$(15,000)

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

	As of December 31, 2015	As of December 31, 2014
Balance sheet data:
Current assets	$66,000	$64,600
Long-term assets	$8,500	$9,000
Current liabilities	$26,600	$42,100
Long-term liabilities	$143,400	$124,300

During the years ended December 31, 2015, 2014 and 2013, the Company recognized an impairment loss of $0.6 million, $1.3 million and $3.1 million, respectively, in other non-operating expense related to the impairment of a cost method investment in the Media Networks segment, as the Company determined that the investment incurred an other than temporary decline in fair value.

At December 31, 2015, the Company had 9.4 million shares of Entravision Communications Corporation (“Entravision”) Class U shares which have limited voting rights and are not publicly traded but are convertible into Class A common stock. The investment is reviewed for impairment when events or circumstances indicate that there may be a decline in fair value that is other than temporary. The fair value of the Company’s investment in Entravision is based on Level 1 inputs. The Company monitors Entravision’s Class A common stock, which is publicly traded, as well as Entravision’s financial results, operating performance and the outlook for the media industry in general for indicators of impairment. The fair value of the Company’s investment in Entravision was approximately $72.1 million at December 31, 2015 based on the market value of Entravision’s Class A common stock on that date.

8. Related Party Transactions

Original Sponsors

Management Fee Agreement

The Company and affiliates of the Original Sponsors entered into a sponsor management agreement with UCI (the “Sponsor Management Agreement”) under which certain affiliates of the Original Sponsors provide UCI with management, consulting and advisory services. Effective as of March 31, 2015, the Company and UCI entered into an agreement with affiliates of the Original Sponsors to terminate the Sponsor Management Agreement. Under this agreement, UCI agreed to pay a reduced termination fee and the reduced quarterly service fees referenced below in full satisfaction of its obligations to the affiliates of Original Sponsors under the Sponsor Management Agreement. Pursuant to such termination agreement, the Company paid a termination fee of $112.4 million on April 14, 2015 to affiliates of the Original Sponsors and continued to pay the reduced quarterly aggregate service fee described below until December 31, 2015. Prior to entering into the termination agreement effective March 31, 2015, the quarterly aggregate service fee was 1.3% of operating income, and commencing with the second quarter of 2015, 1.26% of operating income, in each case before depreciation and amortization, subject to certain adjustments, as well as reimbursement of out-of-pocket expenses. The management fee for the years ended December 31, 2015, 2014 and 2013 was $16.9 million, $16.3 million and $14.6 million, respectively. The out-of-pocket expenses for the years ended December 31, 2015, 2014 and 2013 were $1.1 million, $1.0 million and $0.8 million, respectively. The management fee and out-of-pocket expenses are included in selling, general and administrative expenses on the statement of operations. No transaction fee was payable in connection with the refinancing transactions described in Note 9. Debt. As of January 1, 2016, the Company will no longer incur any management fees.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Other Agreements and Transactions

Univision has a consulting arrangement with an entity controlled by the Chairman of the Board of Directors. See Note 15. Performance Awards and Incentive Plans.

The Original Sponsors are private investment firms that have investments in companies that may do business with UCI. No individual Original Sponsor has a controlling ownership interest in UCI. The Original Sponsors have controlling ownership interests or ownership interests with significant influence with companies that do business with UCI.

UCI aired the first season of a musical competition television show on the Univision Network from September to December 2015, pursuant to an arrangement with the owners of the rights to the program, including an entity controlled by Saban Capital Group, Inc. In connection with this arrangement, the owners of the program have agreed to grant to Televisa certain broadcast rights in Mexico to the show, together with certain format and exploitation rights.

Televisa Related Transactions

On December 20, 2010, Televisa invested $1,255.0 million in Univision, sold its 50% interest in TuTV (now known as Univision Emerging Networks LLC), UCI’s 50/50 joint venture with Televisa, to UCI for $55.0 million and completed the other transactions contemplated by an investment agreement with Univision and the other parties thereto (collectively the “Televisa transactions”). In exchange for Televisa’s investment, Televisa received an initial 5% equity stake in Univision, which issued 526,336 shares of Class C common stock in connection therewith. In addition, Univision issued debentures, maturing in 2025, to Televisa which were convertible into an additional 30% equity stake, and Televisa also received an option to acquire an additional 5% equity stake in Univision at the fair market value at the time of exercise. Both the former convertible debentures and additional equity were subject to applicable laws and regulations and certain contractual limitations, including without limitation the FCC’s alien ownership and multiple ownership limitations. In connection with the Televisa transactions, Televisa contributed approximately 3% of the initial equity stake in Univision that it acquired to a limited liability company associated with the Company’s consulting arrangement with its chairman of the Board of Directors. On July 15, 2015, Televisa converted $1.125 billion of the Company’s debentures into 4,858,485 equity-classified warrants. See “Memorandum of Understanding, Conversion of Debentures and Related Fee.”

As a result of the Televisa transactions, Televisa has, subject to continuing to hold a specified minimum interest in Univision, certain approval rights with respect to certain non-ordinary course of business matters consistent with customary lender or minority investor protections, including, but not limited to, certain dividends and distributions, certain stock repurchases, related party transactions, bankruptcy, incurrence of indebtedness above specified levels, changing the Company’s core business and equity issuances to employees in excess of certain levels. Further, certain non-ordinary course of business matters, including entry or modification of material agreements and acquisition and sale of assets require the approval of both (i) the holders of a majority of the shares of Univision, as held by Televisa and the Original Sponsors, and (ii) at least four members of the group compromising Televisa and the five Original Sponsors.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

With the closing of the Televisa transactions, Televisa became a related party to the Company as of such date. In connection with the Televisa transactions, UCI entered into the following agreements with Televisa:

Program License Agreement (as amended, the “PLA”)

In connection with the Televisa transactions, UCI entered into a new program license agreement with Televisa on December 20, 2010, as amended and restated as of February 28, 2011 (the “2011 PLA”), replacing the prior program license agreement, as amended on January 22, 2009 that was in effect until December 31, 2010 (the “Prior PLA”), and certain other agreements with Televisa. Under the PLA, UCI has exclusive access to an extensive suite of U.S. Spanish-language broadcast rights, and, in addition, UCI has exclusive U.S. Spanish-language digital rights to substantially all of Televisa’s audiovisual programming (with limited exceptions), including the U.S. rights owned or controlled by Televisa to broadcast Mexican First Division soccer league games. UCI has the ability to use Televisa online, network and pay-television programming on its current and future Spanish-language networks and on current and future digital platforms.

The royalty payments under the 2011 PLA were amended in July 1, 2015, as discussed below. Under the 2011 PLA, Televisa received royalties based on 11.91% of substantially all of UCI’s audiovisual and interactive revenues through December 2017. Additionally, Televisa received an incremental 2% in royalty payments on any of UCI’s annual audiovisual revenues above the 2009 revenue base of $1,648.9 million. Under the 2011 PLA, after December 2017, the royalty payments to Televisa would have increased to 16.22%, and commencing later in 2018, the rate would have further increased to 16.54% until the expiration of the 2011 PLA. Additionally, after December 2017 Televisa would have continued to receive the same incremental 2% in royalty payments as it currently received under the 2011 PLA.

Pursuant to the 2011 PLA and the Prior PLA, UCI committed to provide future advertising and promotion time at no charge to Televisa with a cumulative historical fair value of $970.0 million. These commitments extend through 2025, the earliest fixed date for termination of the PLA. The advertising revenues from Televisa will be recognized into revenues through 2025 as UCI provides the advertising to satisfy the commitments. The book value remaining under these commitments as of December 31, 2015 and December 31, 2014 was $547.4 million and $607.4 million, respectively, based on the fair value of UCI’s advertising commitments at the dates the Prior PLA and the 2011 PLA were entered into. For the years ended December 31, 2015, 2014, and 2013, the Company recognized revenue of $60.0 million, $60.0 million, and $60.1 million, respectively, based on the fair value of UCI’s advertising commitments at the dates the Prior PLA and the 2011 PLA were entered into. UCI is contractually obligated to provide approximately $74.1 million of such advertising to Televisa in 2016. The amount will increase for each year thereafter and through 2025 by a factor that approximates the annual consumer price index. UCI has the right on an annual basis to reduce the minimum amount of advertising it has committed to provide Televisa by up to 20%, as discussed below.

In December 2013, the 2011 PLA was amended to (i) allow UCI to sublicense English language rights to the Televisa owned or controlled U.S. rights to Mexican First Division soccer league games and (ii) include revenue received from licensing English language rights to Mexican soccer in the revenues subject to the royalty under the 2011 PLA starting January 2013.

In 2014, Televisa notified UCI that the cost to acquire the rights to certain Mexican First Division soccer leagues games not owned or controlled by Televisa were greater than expected. As obtaining the U.S. rights to Mexican First Division soccer leagues games and other sports programming is important to the Company’s

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

strategy, UCI agreed to pay Televisa a fixed license fee per season for the U.S. rights to these games that over the term of the license is expected to be in aggregate approximately $2.4 million more than the amounts that would have been payable for these rights under the 2011 PLA.

On July 1, 2015, UCI entered into an amendment to the 2011 PLA (the “PLA Amendment”). Under the PLA Amendment, the terms of the existing strategic relationship between UCI and Televisa have been amended as follows: (i) Reduced Royalty Rates/ Additional Revenue Subject to Royalties—In exchange for UCI agreeing to make certain additional revenue subject to the royalty, effective January 1, 2015, Televisa receives reduced royalties from UCI based on 11.84 percent, compared to 11.91 percent under the prior terms, of substantially all of UCI’s Spanish-language media networks revenues through December 2017. At that time, royalty payments to Televisa will increase by a comparable amount to 16.13 percent, compared to 16.22 percent. Additionally, Televisa will continue to receive an incremental 2 percent in royalty payments on such media networks revenues above an increased revenue base of $1.66 billion, compared to the prior revenue base of $1.65 billion. The PLA Amendment further states that the royalty rate will again increase by a comparable amount to 16.45 percent starting later in 2018, compared to the prior rate of 16.54 percent, for the remainder of the term. With this second rate increase, Televisa will receive an incremental 2 percent in royalty payments above a reduced revenue base of $1.63 billion; (ii) Advertising Commitment—UCI will have the right, on an annual basis to reduce the minimum amount of advertising it has committed to provide to Televisa by up to 20% for UCI’s use to sell advertising or satisfy ratings guarantees to certain advertisers. On September 2, 2015 and January 1, 2016 UCI notified Televisa of its intent to take back up to 20% of Televisa’s unused advertising as of the date of notice, to be applied in the fourth quarter of 2015 for the 2015 notice and to be applied starting in the second quarter of 2016 for the 2016 notice; and (iii) Term Extension— Upon consummation of a qualified public equity offering by July 1, 2019, the term of the PLA will continue until the later of 2030 or 7.5 years after Televisa has voluntarily sold a specified portion of its shares of Univision’s common stock (the “Televisa Sell-Down”), unless certain change of control events happen, in which case the PLA will expire on the later of 2025 or 7.5 years after the Televisa Sell-Down.

For the years ended December 31, 2015, 2014, and 2013, the Company’s license fees to Televisa were $282.7 million, $289.5 million and $248.8 million, respectively. The license fees are included in direct operating expenses on the statements of operations. The Company had accrued license fees to Televisa of $33.7 million and $39.4 million as of December 31, 2015 and 2014, respectively.

Memorandum of Understanding, Conversion of Debentures and Related Fee

On July 1, 2015, the Company and Televisa entered into a Memorandum of Understanding (“MOU”). Under the terms of the MOU, Univision and Televisa have agreed to the following: (i) FCC Matters—Televisa and Univision agreed jointly to file a petition for declaratory ruling with the FCC seeking (a) an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49% and (b) to authorize Televisa to hold up to 40% of Univision’s issued and outstanding shares of common stock (in both cases on a voting and an equity basis). Univision and Televisa have filed this petition. In addition, Univision agreed that, after its Original Sponsors have sold 75% of their common stock, Univision will file an application for any required FCC approval of a transfer of control of Univision to the public stockholders or as otherwise may be required; (ii) Equity Capitalization Amendment—The equity capitalization of Univision will be adjusted to realign the economic and voting interests of Televisa and Univision’s other stockholders prior to Univision’s proposed initial public offering. As a result, Televisa will hold common stock with approximately 22% of the voting rights of Univision’s common stock and may obtain additional voting rights depending on its future equity ownership and the outcome of the FCC petition process described above. The classes of Univision’s

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

shares of common stock to be held by Televisa will also provide Televisa the right to designate a minimum number of directors to Univision’s board of directors; and (iii) Conversion of Debentures—Televisa agreed to convert $1.125 billion of the Company’s debentures into 4,858,485 equity-classified warrants. The conversion of the debentures into equity-classified warrants was completed on July 15, 2015. The conversion, including the conversion ratio, was contemplated by the debentures. The Company induced Televisa to convert their debentures by paying Televisa $135.1 million as a one-time payment. The Company utilized cash available at UCI, including the restricted cash of $92.7 million which had collateralized the letter of credit, in partial payment of the inducement. The remaining cash came from operations.

In consideration for the PLA Amendment, the MOU and other agreements entered into at the same time, UCI made a one-time payment of $4.5 million to Televisa on July 6, 2015 recorded in selling, general and administrative expense.

Mexico License Agreement

Under a program license agreement entered into with an affiliate of Televisa for the territory of Mexico (the “Mexico License”), UCI has granted Televisa the exclusive right for the term of the PLA to broadcast in Mexico all Spanish-language programming produced by or for UCI (with limited exceptions). The terms for the Mexico License are generally reciprocal to those under the PLA, except, among other things, the only royalty payable by Televisa to UCI is a $17.3 million annual payment through December 31, 2025 for the rights to UCI’s programming that is produced for or broadcast on the UniMás network, and UCI has the right to purchase advertising on Televisa channels at certain preferred rates to advertise its businesses. On July 1, 2015 UCI and Televisa amended the Mexico License to conform to certain other amendments contained in the PLA Amendment, as discussed above.

Sales Agency Arrangement

In connection with entering into the Mexico License, UCI engaged Televisa to act as its exclusive sales agent for the term of the Mexico License to sell or license worldwide outside of the United States and Mexico UCI’s programming originally produced in the Spanish language or with Spanish subtitles to the extent UCI has rights in the applicable territories and to the extent UCI chooses to make such programming available to third parties in such territories (subject to limited exceptions). Following the agreement to terminate Venevision’s rights to UCI’s programing in Venezuela and other international territories in December 2014 in connection with the amendment of the Venevision PLA, Televisa’s rights to sell UCI’s programming now include Venezuela. Televisa will receive a fee equal to 20% of gross receipts actually received from licensees and reimbursement of certain expenses. UCI has no obligation to pay a fee or reimburse expenses with respect to any direct broadcast by UCI of its programming or under certain non-exclusive worldwide arrangements UCI enters into for its programming. The Company has not recognized any revenue or expense related to this arrangement.

Technical Assistance Agreement

In connection with its investment in Univision, Televisa entered into an agreement with Univision and UCI under which Televisa provides UCI with technical assistance related to UCI’s business. Effective as of March 31, 2015, the Company and UCI entered into an agreement with Televisa to terminate the technical assistance agreement. Under this agreement, UCI agreed to pay a reduced termination fee and the increased quarterly service fees referenced below in full satisfaction of UCI’s obligations to Televisa under the technical assistance

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

agreement. Pursuant to such termination agreement, the Company paid a termination fee of $67.6 million on April 14, 2015 to Televisa and continued to pay the increased quarterly service fee described below until December 31, 2015. Prior to entering into the termination agreement effective March 31, 2015, the quarterly fee was 0.7% of operating income, and commencing with the second quarter of 2015, 0.74% of operating income, in each case, before depreciation and amortization, subject to certain adjustments, as well as reimbursement of out-of-pocket expenses. The fees for the years ended December 31, 2015 and 2014 and 2013 were $10.0 million, $8.8 million, and $7.8 million, respectively. The technical assistance fees are included in selling, general and administrative expenses on the statement of operations. No transaction fee was payable in connection with the refinancing transactions described in Note 9. Debt. As of January 1, 2016, the Company will no longer incur any technical assistance fees.

Launch Rights

In March 2013, UCI paid approximately $81.0 million to Televisa and its chairman, a director of Univision, in an arrangement that resulted in UCI obtaining for its benefit certain launch rights to be provided by a multiple system operator that distributes UCI’s networks on its carriage platform. The Company has recorded an intangible asset for the launch rights and will amortize the asset over its estimated economic life of approximately 20 years. During the years ended December 31, 2015, 2014 and 2013, the Company recognized amortization expense of $4.1 million, $4.1 million and $3.2 million, respectively. As of December 31, 2015 and December 31, 2014, the net asset value of the launch rights was $70.0 million and $74.0 million, respectively.

Other Televisa Transactions

From time to time UCI enters into licensing arrangements with respect to certain programming rights obtained by UCI from third parties and not covered by the Sales Agency Arrangement. In 2013, UCI sublicensed certain rights in Mexico to sports programming to Televisa in exchange for $2.0 million and authorization for UCI to sublicense certain rights outside of Mexico to a third party.

Capital Contribution

On January 30, 2014, a group of institutional investors invested $125.0 million in the Company in exchange for Class A common stock representing approximately 1.5% of the fully diluted equity pursuant to an Investment Agreement dated January 30, 2014 with the Company and the other parties named therein. The Company contributed $124.4 million, net of offering costs, to UCI. UCI used this contribution to repurchase a portion of its 6.75% senior secured notes due 2022.

Fusion

In connection with its investment in Fusion, UCI provides certain facilities support and capital assets, engineering and operations support, field acquisition/newsgathering and business services (the “support services”). In return, UCI receives reimbursement of certain costs. During the years ended December 31, 2015, 2014 and 2013, the Company recognized $8.6 million, $10.5 million and $8.7 million, respectively, related to the support services. As of December 31, 2015, and 2014, the Company has a receivable of $1.4 million and $1.6 million, respectively, due from Fusion. The Company has recorded a liability of $22.6 million and $27.2 million as of December 31, 2015 and 2014, respectively, related to advance payments associated with the future use of certain facilities and capital assets. In addition, UCI licenses certain content and other intellectual property to

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Fusion on a royalty-free basis and UCI is reimbursed for third-party costs in connection with the use of such content. See “Notes to Consolidated Financial Statements—19. Subsequent Events.

El Rey

In connection with its investment in El Rey, UCI provides certain distribution, advertising sales and back office/technical services to El Rey for fees generally based on incremental costs incurred by UCI in providing such services, including compensation costs for certain dedicated UCI employees performing such services, an allocation of certain UCI facilities costs and a use fee during the useful life of certain UCI assets used by El Rey in connection with the provision of the services. UCI also receives an annual $3.0 million management fee which is recorded as a component of revenue. UCI has also agreed to provide certain English-language soccer programming in exchange for a license fee and promotional support to the El Rey television network. During the years ended December 31, 2015, 2014 and 2013, the Company recognized $14.4 million, $12.4 million and $4.6 million, respectively, for the management fee and reimbursement of costs. As of December 2015 and 2014, the Company has a receivable of $2.1 million and $2.2 million, respectively, related to these management fees and reimbursement of costs.

9. Debt

Long-term debt consists of the following as of:

	December 31, 2015	December 31, 2014
Bank senior secured revolving credit facility maturing in 2018	$—	$—
Incremental bank senior secured term loan facility maturing in 2020	1,215,000	1,228,000
Replacement bank senior secured term loan facility maturing in 2020	3,297,000	3,329,700
Senior secured notes—6.875% due 2019	—	1,197,000
Senior secured notes—7.875% due 2020	—	750,000
Senior notes—8.5% due 2021	818,400	818,900
Senior secured notes—6.75% due 2022	1,119,400	1,120,800
Senior secured notes—5.125% due 2023	1,213,700	700,000
Senior secured notes—5.125% due 2025	1,570,500	—
Convertible debentures—1.5% due 2025	—	1,150,500
Accounts receivable facility maturing in 2018	100,000	100,000
Capital lease obligations	79,200	77,000

	9,413,200	10,471,900
Less current portion	(150,200)	(151,400)

Long-term debt and capital lease obligations	$9,263,000	$10,320,500

Recent Financing Transactions

September 2015 Amendment of Credit Agreement

On September 3, 2015, UCI entered into an amendment (the “September 2015 Amendment”) of the credit agreement governing UCI’s senior secured revolving credit facility and senior secured term loan facility, which are referred to collectively as the “Senior Secured Credit Facilities.” On December 11, 2015, the amendment was

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

modified to extend the expiration date from December 15, 2015 to April 30, 2016, as described below. The amendment replaces UCI’s existing revolving credit facility with a new revolving credit facility the aggregate amount of which will be increased to $850.0 million and the maturity date for which will be extended from March 1, 2018 to the five-year anniversary of the date that the borrowing capacity is increased (subject to an earlier maturity date of 91 days prior to the March 1, 2020 maturity date of the current term loans described below if more than $1.5 billion of the current term loans have not been refinanced to have a longer maturity date). The new revolving credit facility will bear interest at a floating rate, which can either be an adjusted LIBOR rate plus an applicable margin (ranging from 200 to 250 basis points), or, at the Company’s option, an alternate base rate (defined as the highest of (x) the Deutsche Bank AG New York Branch prime rate, (y) the federal funds effective rate plus 0.50% per annum and (z) the one-month adjusted LIBOR rate plus 1%) plus an applicable margin (ranging from 100 to 150 basis points). The amendment, as modified on December 11, 2015, is contingent upon Univision’s proposed initial public offering being consummated prior to April 30, 2016, the application of certain specified use of proceeds of Univision’s proposed initial public offering and other customary conditions. See “Notes to Consolidated Financial Statements – 19. Subsequent Events.”

The credit agreement governing UCI’s Senior Secured Credit Facilities also provides that UCI may increase its existing revolving credit facilities and/or term loans facilities by up to $750.0 million if certain conditions are met, and after giving effect to the amendment, UCI will have in aggregate made $700.0 million of such increases to its existing revolving credit facilities and term loans facilities.

Conversion of Debentures

On July 15, 2015, Televisa converted $1.125 billion of the Company’s debentures into warrants that are exercisable at $0.01 per share for Class C and/or Class D common stock subject to applicable laws and regulations and certain contractual limitations. The Company made a one-time payment of $135.1 million to Televisa to induce the conversion. The Company utilized cash available at Univision, including the restricted cash of $92.7 million which had collateralized the letter of credit, in partial payment of the inducement. The remaining cash came from operations.

April 2015 Tender Offer and Offering of the Additional 2025 Senior Secured Notes

On April 14, 2015, UCI commenced a cash tender offer (the “April tender offer”) to purchase any and all of its outstanding 7.875% senior secured notes due 2020 (the “2020 senior secured notes”). The aggregate principal amount of the 2020 senior secured notes outstanding as of April 14, 2015 was $750.0 million. The April tender offer expired on April 20, 2015, and UCI utilized the proceeds from the issuance of $810.0 million aggregate principal amount of the 5.125% senior secured notes due 2025 (the “additional 2025 senior secured notes,” and together with the 5.125% senior secured notes due 2025 issued on February 19, 2015 (the “initial 2025 senior secured notes”), the “2025 senior secured notes”) to repurchase and retire $711.7 million aggregate principal amount of the 2020 senior secured notes. UCI issued a redemption notice on April 21, 2015 for the remaining $38.3 million aggregate principal amount of 2020 senior secured notes, which redemption UCI effectuated on May 21, 2015.

The additional 2025 senior secured notes were issued under the same indenture governing the initial 2025 senior secured notes. The additional 2025 senior secured notes were priced at 101.375%, with a premium of $11.1 million. After giving effect to the issuance of the additional 2025 senior secured notes, the Company has $1,560.0 million aggregate principal amount of the 2025 senior secured notes outstanding. The additional 2025

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

senior secured notes are treated as a single series with the initial 2025 senior secured notes and have the same terms as the initial 2025 senior secured notes. See “Debt Instruments—Senior Secured Notes—5.125% due 2025” below.

February 2015 Tender Offer and Offering of the Initial 2025 Senior Secured Notes and the Additional 2023 Senior Secured Notes

On February 11, 2015, UCI commenced a cash tender offer (the “February tender offer”) to purchase any and all of its outstanding 6.875% senior secured notes due 2019 (the “2019 senior secured notes”). The aggregate principal amount of the 2019 senior secured notes outstanding as of February 11, 2015 was $1,200.0 million. The February tender offer expired on February 18, 2015, and UCI utilized the proceeds from the issuance of $750.0 million aggregate principal amount of the initial 2025 senior secured notes and an additional $500.0 million aggregate principal amount of the 5.125% senior secured notes due 2023 (the “additional 2023 senior secured notes”) to repurchase and retire $1,145.0 million aggregate principal amount of the 2019 senior secured notes. UCI issued a redemption notice on February 19, 2015 for the remaining $55.0 million aggregate principal amount of 2019 senior secured notes, which redemption UCI effectuated on March 23, 2015.

The additional 2023 senior secured notes were issued under the same indenture governing the initial $700.0 million senior secured notes due 2023 which had been issued on May 21, 2013 (the “initial 2023 senior secured notes,” and together with the additional 2023 senior secured notes, the “2023 senior secured notes”). The additional 2023 senior secured notes were priced at 103%, with a premium of $15.0 million. After giving effect to the issuance of the additional 2023 senior secured notes, the Company has $1,200.0 million aggregate principal amount of the 2023 senior secured notes outstanding. The additional 2023 senior secured notes are treated as a single series with the initial 2023 senior secured notes and have the same terms as the initial 2023 senior secured notes.

January 2014 Amendment to the Senior Secured Credit Facilities

On January 23, 2014, UCI entered into an amendment (the “January 2014 Amendment”) to its bank credit agreement governing UCI’s Senior Secured Credit Facilities. The January 2014 Amendment, among other things, facilitated the incurrence of replacement term loans in an aggregate principal amount of approximately $3,376.7 million (comprising (x) new replacement term loans in an aggregate principal amount of approximately $288.4 million and (y) converted replacement term loans in an aggregate principal amount of approximately $3,088.3 million) to refinance and/or modify the interest rate with respect to certain existing term loans due 2020. The replacement term loans mature on March 1, 2020 and bear interest, at UCI’s option, either at the alternate base rate plus an applicable margin of 2.0% per annum or an adjusted LIBOR Rate (with an interest rate floor of 1.0%) plus an applicable margin of 3.0% per annum.

June 2013 Amendment to the Accounts Receivable Sale Facility

On June 28, 2013, UCI entered into an amendment to its accounts receivable sale facility (as amended, the “Facility”). The amendment, among other things, increased the borrowing capacity from $300.0 million to $400.0 million and extended the maturity date of the Facility from June 4, 2016 to June 28, 2018 (or, if earlier, the ninetieth (90th) day prior to the scheduled maturity of any indebtedness in an aggregate principal amount greater than or equal to $250,000,000 outstanding under UCI’s Credit Agreement (as defined in the receivables purchase agreement relating to the Facility (as amended, the “Receivables Purchase Agreement”)). The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

amendment also lowered the interest rate on the borrowings under the Facility to a LIBOR rate (without a floor) plus a margin of 2.25% per annum.

May 2013 Amendment to the Senior Secured Credit Facilities

On May 29, 2013, UCI entered into an amendment (the “May 2013 Amendment”) to its bank credit agreement governing UCI’s Senior Secured Credit Facilities. The May 2013 Amendment, among other things, (a) increased the commitments under the existing revolving credit facility from $487.6 million to $550.0 million and paid an upfront fee with respect to such new commitments under the existing revolving credit facility in an amount equal to 0.50% thereof; (b) increased the aggregate principal amount of term loans outstanding under the existing term loan facility by an aggregate principal amount of $400.0 million; and (c) facilitated the incurrence of $850.0 million of additional indebtedness to extend (by way of refinancing indebtedness) the maturity dates of UCI’s existing outstanding term loans due 2017, on terms and conditions substantially similar to UCI’s existing term loans due 2020 discussed below. The increased and newly extended term loans mature on March 1, 2020 and bear interest, at UCI’s option, either at the alternate base rate plus an applicable margin of 2.0% per annum or an adjusted LIBO Rate (with an interest floor of 1.0%) plus an applicable margin of 3.0% per annum. The increased revolving commitments were issued at and subject to the same terms as the new revolving credit commitments from the February 2013 Amendment discussed below. The May 2013 Amendment also included certain other non-economic modifications to the Senior Secured Credit Facilities.

May 2013 Offering of the 2023 Senior Secured Notes

On May 21, 2013, UCI issued $700.0 million aggregate principal amount of the 5.125% senior secured notes due 2023, which we refer to as the initial 2023 senior secured notes. The net proceeds from the sale of the initial 2023 senior secured notes were used to repay all of the remaining $153.1 million of UCI’s senior secured term loans due 2014 and $534.9 million of UCI’s senior secured term loans due 2017, plus, in each case, accrued and unpaid interest thereon plus any fees and expenses related thereto. See “Debt Instruments—Senior Secured Notes—5.125% due 2023” below.

February 2013 Amendment to the Senior Secured Credit Facilities

On February 28, 2013, UCI entered into an amendment (the “February 2013 Amendment”) to its credit agreement governing UCI’s Senior Secured Credit Facilities. The February 2013 Amendment, among other things, extended the maturity dates of all or a portion of its existing term loans having maturity dates in 2014 and 2017 and its existing revolving credit commitments having maturity dates in 2014 and 2016. Such extensions were achieved through a combination of rollovers (or cashless conversions) of its existing term loans and/or its existing revolving credit commitments and with the proceeds of new term loans and new revolving credit commitments made by one or more new or existing lenders. The newly extended term loans were issued at 99.5% of par value, mature on March 1, 2020 and bear interest, at UCI’s option, either at the alternate base rate plus an applicable margin of 2.5% per annum or an adjusted LIBO Rate (with an interest rate floor of 1.25%) plus an applicable margin of 3.5% per annum, in each case, subject to step-downs in the margin similar to those applicable to its existing term loan facility. The new revolving credit commitments were subject to an upfront fee of 0.50% of the amount of such facility, mature on March 1, 2018 (subject to further extension pursuant to the September 2015 Amendment discussed above), are subject to an unused line fee consistent with that previously applicable to the existing revolving credit facility and bear interest, at UCI’s option, either at the alternate base rate plus an applicable margin of 2.5% per annum or an adjusted LIBO Rate (with no interest rate floor) plus an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

applicable margin of 3.5% per annum, in each case, subject to step-downs in the margin similar to those applicable to its previous revolving credit facility. The February 2013 Amendment also included certain other non-economic modifications to the Senior Secured Credit Facilities.

Loss on Extinguishment of Debt and Inducement

For the years ended December 31, 2015, 2014 and 2013, the Company recorded a loss on extinguishment of debt of $266.9 million, $17.2 million and $10.0 million, respectively, as a result of refinancing UCI’s debt. For the year ended December 31, 2015, the loss includes the one-time payment of $135.1 million to Televisa to induce the conversion of its $1.125 billion of the Company’s debentures. The 2015, 2014 and 2013 loss includes a premium, fees, the write-off of certain unamortized deferred financing costs and the write-off of certain unamortized discount and premium related to repaid instruments.

Debt Instruments

Senior Secured Credit Facilities

Bank senior secured revolving credit facility—The February 2013 Amendment established a revolving credit facility of $487.6 million that will mature on March 1, 2018 (subject to further extension pursuant to the September 2015 Amendment), replacing UCI’s prior revolving credit facility, discussed below under “—Extinguished Debt Instruments.” The size of the new revolving credit facility can be increased upon receipt of additional commitments therefor up to $550.0 million without otherwise impacting the amount available for revolving credit commitment increases under the Senior Secured Credit Facilities’ incremental facility provisions. The applicable margin payable as interest thereon is either 2.5% per annum with respect to revolving loans bearing interest at the alternate base rate or 3.5% per annum with respect to revolving loans bearing interest at an adjusted LIBO Rate, in each case, with no interest rate floor (subject to agreed-upon step-downs in such margins upon the achievement of certain leverage ratios). In May 2013, UCI achieved a step-down in the applicable margin of 0.25%.

The May 2013 Amendment increased the amount of commitments under the revolving credit facility that will mature on March 1, 2018 to $550.0 million. The applicable margin payable as interest thereon following the May 2013 Amendment is the same as the new applicable margin payable on the new revolving credit facility from the February 2013 Amendment described above.

On September 3, 2015, UCI amended the credit agreement governing UCI’s Senior Secured Credit Facilities to increase the borrowing capacity of UCI’s revolving credit facility to $850.0 million and extend the maturity to the five-year anniversary of the date that the borrowing capacity is increased. The amendment, as modified on December 11, 2015, is contingent upon the Company’s proposed initial public offering being consummated prior to April 30, 2016, the application of certain specified use of proceeds of the Company’s proposed initial public offering and other customary conditions.

At December 31, 2015, there were no loans outstanding on the revolving credit facility. At December 31, 2015, after giving effect to borrowings and outstanding letters of credit, UCI has $540.3 million available on the revolving credit facility.

Bank senior secured term loan facility maturing in 2020—The February 2013 Amendment established a new term loan facility maturing on March 1, 2020. The May 2013 Amendment then increased the aggregate

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

principal amount outstanding under the term loan facility established by the February 2013 Amendment by $400 million and facilitated the incurrence of $850 million of additional indebtedness by extending (by way of refinancing indebtedness) the maturity dates of UCI’s existing outstanding term loans due 2017 until March 1, 2020. The new term loans under the increased term loan facility and the refinanced term loans bear interest, at UCI’s option, either at the alternate base rate plus an applicable margin of 2.0% per annum or an adjusted LIBO Rate (with an interest rate floor of 1.0%) plus an applicable margin of 3.0% per annum. Commencing June 28, 2013, UCI has been required to make a quarterly payment of 0.25% of the aggregate principal amount of this facility. As of December 31, 2015, the total aggregate principal amount was $1,215.0 million.

The January 2014 Amendment, among other things, facilitated the incurrence of replacement term loans in an aggregate principal amount of approximately $3,376.7 million (comprising (x) new replacement term loans in an aggregate principal amount of approximately $288.4 million and (y) converted replacement term loans in an aggregate principal amount of approximately $3,088.3 million) to refinance and/or modify the interest rate with respect to certain existing term loans due 2020. The replacement term loans mature on March 1, 2020 and bear interest, at UCI’s option, either at the alternate base rate plus an applicable margin of 2.0% per annum or an adjusted LIBO Rate (with an interest rate floor of 1.0%) plus an applicable margin of 3.0% per annum. Commencing March 31, 2014, UCI has been required to make a quarterly payment of 0.25% of the aggregate principal amount of this facility. As of December 31, 2015, the total aggregate principal amount was $3,307.6 million and the remaining unamortized original issue discount (which had been associated with the term loans that were modified) was $10.6 million. The original issue discount is amortized over the term of the replacement term loans.

For the year ended December 31, 2015, the effective interest rate related to UCI’s senior secured term loans in total was 4.78%, including the impact of the interest rate swaps, and 4.07% excluding the impact of the interest rate swaps.

UCI is permitted to further refinance (whether by repayment, conversion or extension) UCI’s Senior Secured Credit Facilities (including the extended credit facilities) with certain permitted additional first-lien, second-lien, senior and/or subordinated indebtedness, in each case, if certain conditions are met.

Senior Notes—8.5% due 2021

The 8.5% senior notes due 2021 (the “2021 senior notes”) are ten year notes. UCI issued $500.0 million aggregate principal amount of the initial 2021 senior notes (the “initial 2021 senior notes”) on November 23, 2010 pursuant to an indenture dated as of November 23, 2010. On January 13, 2011, UCI issued an additional $315.0 million aggregate principal amount of the additional 2021 senior notes (the “additional 2021 senior notes” and together with the initial 2021 senior notes, the “2021 senior notes”) under the same indenture. The initial 2021 senior notes and the additional 2021 senior notes are treated as a single series and have the same terms. They mature on May 15, 2021 and pay interest on May 15 and November 15 of each year. Interest on the 2021 senior notes accrues at a fixed rate of 8.5% per annum and is payable in cash. At December 31, 2015, the outstanding principal balance of the 2021 senior notes was $815.0 million and the remaining unamortized premium was $3.4 million.

The 2021 senior notes may be redeemed, at UCI’s option, in whole or in part, at any time and from time to time at the following applicable redemption prices (expressed as percentages of principal amount of the 2021 senior notes to be redeemed) plus accrued interest and unpaid interest thereon to the applicable redemption date

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

if redeemed during the twelve-month period beginning on November 15 of each of the following years: 2015 (104.250%), 2016 (102.833%), 2017 (101.417%), 2018 and thereafter (100.0%). If UCI undergoes a change of control, it may be required to offer to purchase the 2021 senior notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay 2021 senior notes at par with the proceeds of certain assets sales.

Senior Secured Notes—6.75% due 2022

The 2022 senior secured notes are ten year notes. UCI issued $625.0 million aggregate principal amount of the initial 2022 senior secured notes on August 29, 2012 pursuant to an indenture dated as of August 29, 2012. On September 19, 2012, UCI issued $600.0 million aggregate principal amount of the additional 2022 senior secured notes under the same indenture. The initial 2022 senior secured notes and the additional 2022 senior secured notes are treated as a single series and have the same terms. The 2022 senior secured notes mature on September 15, 2022 and pay interest on March 15 and September 15 of each year. Interest on the 2022 senior secured notes accrues at a fixed rate of 6.75% per annum and is payable in cash. On March 20, 2014, UCI redeemed $117.1 million aggregate principal amount of the 2022 senior secured notes at a redemption price equal to 106.750% of the aggregate principal amount of the 2022 senior secured notes redeemed, plus accrued and unpaid interest thereon. At December 31, 2015, the outstanding principal balance of the 2022 senior secured notes was $1,107.9 million and the remaining unamortized premium was $11.5 million. The 2022 senior secured notes are secured by a first priority lien (subject to permitted liens) on substantially all assets that currently secure UCI’s Senior Secured Credit Facilities.

On and after September 15, 2017, the 2022 senior secured notes may be redeemed, at UCI’s option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 2022 senior secured notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2022 senior secured notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve month period beginning on September 15 of each of the following years: 2017 (103.375%), 2018 (102.250%), 2019 (101.125%), 2020 and thereafter (100.0%). UCI also may redeem any of the 2022 senior secured notes at any time prior to September 15, 2017 at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest. If UCI undergoes a change of control, it may be required to offer to purchase the 2022 senior secured notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay 2022 senior secured notes at par with the proceeds of certain assets sales.

Senior Secured Notes—5.125% due 2023

The 2023 senior secured notes are ten year notes. UCI issued $700.0 million aggregate principal amount of the initial 2023 senior secured notes on May 21, 2013 and $500.0 million aggregate principal amount of the additional 2023 senior secured notes on February 19, 2015 pursuant to an indenture dated as of May 21, 2013. The 2023 senior secured notes mature on May 15, 2023 and pay interest on May 15 and November 15 of each year. Interest on the 2023 senior secured notes accrues at a fixed rate of 5.125% per annum and is payable in cash. At December 31, 2015, the outstanding principal balance of the 2023 senior secured notes was $1,200.0 million and the remaining unamortized premium was $13.7 million. The 2023 senior secured notes are secured by a first priority lien (subject to permitted liens) on substantially all assets that currently secure UCI’s Senior Secured Credit Facilities

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

On and after May 15, 2018, the 2023 senior secured notes may be redeemed, at UCI’s option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 2023 senior secured notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2023 senior secured notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve month period beginning on May 15 of each of the following years: 2018 (102.563%), 2019 (101.708%), 2020 (100.854%), 2021 and thereafter (100.0%). In addition, until May 15, 2016, UCI may redeem up to 40% of the outstanding 2023 senior secured notes with the net proceeds it raises in one or more equity offerings at a redemption price equal to 105.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the applicable redemption date. UCI also may redeem any of the 2023 senior secured notes at any time prior to May 15, 2018 at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest. If UCI undergoes a change of control, it may be required to offer to purchase the 2023 senior secured notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay 2023 senior secured notes at par with the proceeds of certain assets sales.

Senior Secured Notes—5.125% due 2025

The 2025 senior secured notes are ten year notes. UCI issued $750.0 million aggregate principal amount of the initial 2025 senior secured notes on February 19, 2015 and $810.0 million aggregate principal amount of the additional 2025 senior secured notes on April 21, 2015, pursuant to an indenture dated as of February 19, 2015. The 2025 senior secured notes mature on February 15, 2025 and pay interest on February 15 and August 15 of each year. Interest on the 2025 senior secured notes accrues at a fixed rate of 5.125% per annum and is payable in cash. At December 31, 2015, the outstanding principal balance of the 2025 senior secured notes was $1,560.0 million and the remaining unamortized premium was $10.5 million. The 2025 senior secured notes are secured by a first priority lien (subject to permitted liens) on substantially all assets that currently secure UCI’s Senior Secured Credit Facilities.

On and after February 15, 2020, the 2025 senior secured notes may be redeemed, at UCI’s option, in whole or in part, at any time and from time to time at the redemption prices set forth below. The 2025 senior secured notes will be redeemable at the applicable redemption price (expressed as percentages of principal amount of the 2025 senior secured notes to be redeemed) plus accrued and unpaid interest thereon to the applicable redemption date if redeemed during the twelve month period beginning on February 15 of each of the following years: 2020 (102.563%), 2021 (101.708%), 2022 (100.854%), 2023 and thereafter (100.0%). In addition, until February 15, 2018, UCI may redeem up to 40% of the outstanding 2025 senior secured notes with the net proceeds it raises in one or more equity offerings at a redemption price equal to 105.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the applicable redemption date. UCI also may redeem any of the 2025 senior secured notes at any time prior to February 15, 2020 at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest. If UCI undergoes a change of control, it may be required to offer to purchase the 2025 senior secured notes from holders at a purchase price equal to 101% of the principal amount plus accrued interest. Subject to certain exceptions and customary reinvestment rights, UCI is required to offer to repay 2025 senior secured notes at par with the proceeds of certain assets sales.

Accounts Receivable Facility

On June 28, 2013, UCI entered into an amendment to the Facility, which, among other things, (i) extended the maturity date of the Facility to June 28, 2018 (or, if earlier, the ninetieth (90th) day prior to the scheduled

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

maturity of any indebtedness in an aggregate principal amount greater than or equal to $250,000,000 outstanding under UCI’s Credit Agreement (as defined in the Receivables Purchase Agreement)), (ii) increased the borrowing capacity under the Facility by $100.0 million, to $400.0 million, (iii) reduced the term component of the Facility to $100.0 million and increased the borrowing capacity under the revolving component to $300.0 million, subject to the availability of qualifying receivables, (iv) lowered the interest rate on the borrowings under the Facility to a LIBOR rate (without a floor) plus a margin of 2.25% per annum and (v) lowered the commitment fee on the unused portion of the Facility to 0.50% per annum. Interest is paid monthly on the Facility. At December 31, 2015, the amount outstanding under the Facility was $100.0 million and the interest rate was 2.49%.

Under the terms of the Facility, certain subsidiaries of UCI sell accounts receivable on a true sale and non-recourse basis to their respective wholly-owned special purpose subsidiaries, and these special purpose subsidiaries in turn sell such accounts receivable to Univision Receivables Co., LLC, a bankruptcy-remote subsidiary in which certain special purpose subsidiaries of UCI and its parent, Broadcasting Partners, each holds a 50% voting interest (the “Receivables Entity”). Thereafter, the Receivables Entity sells to investors, on a revolving non-recourse basis, senior undivided interests in such accounts receivable pursuant to the Receivables Purchase Agreement. UCI (through certain special purpose subsidiaries) holds a 100% economic interest in the Receivables Entity. The assets of the special purpose entities and the Receivables Entity are not available to satisfy the obligations of UCI or its other subsidiaries.

The Facility is comprised of a $100.0 million term component and a $300.0 million revolving component subject to the availability of qualifying receivables. At December 31, 2015, UCI had $100.0 million outstanding under the term component and no balance outstanding under the revolving component. In addition, the Receivables Entity is obligated to pay a commitment fee to the purchasers, such fee to be calculated based on the unused portion of the Facility. The Receivables Purchase Agreement contains customary default and termination provisions, which provide for the early termination of the Facility upon the occurrence of certain specified events including, but not limited to, failure by the Receivables Entity to pay amounts due, defaults on certain indebtedness, change in control, bankruptcy and insolvency events. The Receivables Entity is consolidated in the Company’s consolidated financial statements.

During the years ended December 31, 2015, 2014 and 2013, the Company recorded interest expense of $3.2 million, $3.0 million and $5.8 million, respectively, related to the Facility.

Extinguished Debt Instruments

Bank senior secured term loan facility maturing in 2020—The February 2013 Amendment established a new term loan facility maturing on March 1, 2020. The new term loan facility was funded through a combination of rollovers (or cashless conversions) of UCI’s existing term loans and with the proceeds of new term loans made by one or more new or existing lenders. UCI converted $108.8 million and $2,193.4 million of borrowings under the non-extended and extended portions, respectively, of the original term loans and received $1,100.0 million in proceeds from the new senior secured term loans. The February 2013 Amendment required the payment of original issue discount in respect thereof of $17.0 million, which is 0.50% of the principal amount thereof, resulting in a lower effective yield. Prior to the January 2014 Amendment, the total aggregate principal amount was $3,376.7 million and the remaining unamortized original issue discount was $15.1 million. The facility was replaced by the January 2014 Amendment which, among other things, facilitated the incurrence of replacement term loans in an aggregate principal amount of approximately $3,376.7 million that will mature on March 1, 2020. See “Recent Financing Transactions—January 2014 Amendment to the Senior Secured Credit Facilities” above.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Bank senior secured revolving credit facility maturing in 2014 or 2016—Prior to the February 2013 Amendment, UCI had borrowings under a previous bank senior secured revolving credit facility. The facility was bifurcated so that borrowings under the non-extended revolving credit facility would have matured on March 29, 2014 and borrowings under the extended revolving credit facility would have matured on March 29, 2016. The commitments in respect of the extended and non-extended revolving facility were $409.0 million and $43.2 million, respectively, prior to the February 2013 Amendment. The facility was replaced with a new revolving credit facility of $550.0 million that will mature in March 2018. See “Recent Financing Transactions—May 2013 Amendment to the Senior Secured Credit Facilities,” “Recent Financing Transactions—February 2013 Amendment to the Senior Secured Credit Facilities” and “Debt Instruments—Senior Secured Credit Facilities” above.

Bank senior secured term loan facility maturing in 2014 or 2017—As of December 31, 2012, UCI had borrowings under a bank senior secured term loan facility which consisted of non-extended term loans maturing on September 29, 2014 and extended term loans maturing on March 31, 2017. The borrowings in respect of these term loans have since been refinanced into the bank senior secured term loan facility maturing in 2020, the 2023 senior secured notes, and the incremental bank senior secured term loan facility maturing in 2020 described above. The commitments in respect of the extended and non-extended term loans were $4,513.2 million and $365.6 million, respectively, prior to the refinancing. See “Recent Financing Transactions—May 2013 Amendment to the Senior Secured Credit Facilities,” “Recent Financing Transactions—May 2013 Offering of the 2023 Senior Secured Notes” and “Recent Financing Transactions—February 2013 Amendment to the Senior Secured Credit Facilities” above.

Senior Secured Notes—6.875% due 2019—The 2019 senior secured notes were eight year notes maturing May 15, 2019 and accruing interest at a fixed rate of 6.875% per annum. As a result of the February tender offer in 2015, UCI repurchased and retired $1,145.0 million aggregate principal amount of the 2019 senior secured notes using the net proceeds received from the sale and issuance of the initial 2025 senior secured notes and additional 2023 senior secured notes. UCI issued a redemption notice on February 19, 2015 for the remaining $55.0 million aggregate principal amount of 2019 senior secured notes, which redemption UCI effectuated on March 23, 2015. See “Recent Financing Transactions—February 2015 Tender Offer and Offering of the initial 2025 Senior Secured Notes and the Additional 2023 Senior Secured Notes” above.

Senior Secured Notes—7.875% due 2020—The 2020 senior secured notes were ten year notes maturing November 1, 2020 and accruing interest at a fixed rate of 7.875% per annum. As a result of the April tender offer in 2015, UCI repurchased and retired $711.7 million aggregate principal amount of the 2020 senior secured notes using the net proceeds received from the sale and issuance of the additional 2025 senior secured notes. UCI issued a redemption notice on April 21, 2015 for the remaining $38.3 million aggregate principal amount of 2020 senior secured notes, which redemption UCI effectuated on May 21, 2015. See “Recent Financing Transactions—April 2015 Tender Offer and Offering of the Additional 2025 Senior Secured Notes” above.

Convertible Debentures—1.5% due 2025—The convertible debentures were 15 year debentures maturing December 31, 2025, totaling $1,125.0 million in aggregate principal amount. Interest on the debentures accrued at a fixed rate of 1.5% per annum. In connection with Televisa’s investment in the Company, the Company issued these debentures, which were convertible into 4,858,485 shares (subject to adjustment as provided in the debentures) of Class C common stock (or, in certain circumstances, Class A or Class D common stock or warrants convertible into Class A, Class C or Class D common stock, as applicable, of the Company) (which represents 30% of the equity interests of the Company on a fully-diluted, as-converted basis). On July 15, 2015,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Televisa converted $1,125.0 million of the debentures into warrants that are exercisable for Univision’s common stock and the Company made a one-time payment of $135.1 million to Televisa to induce the conversion. See “Recent Financing Transactions—Conversion of Debentures” above and “Notes to Consolidated Financial Statements—8. Related Party Transactions.”

Other Matters Related to Debt

Voluntary prepayment of principal amounts outstanding under the Senior Secured Credit Facilities is permitted at any time; however, if a prepayment of principal is made with respect to an adjusted LIBO loan on a date other than the last day of the applicable interest period, the lenders will require compensation for any funding losses and expenses incurred as a result of the prepayment. In addition, the Senior Secured Credit Facilities contain provisions requiring mandatory prepayments if UCI achieves certain levels of excess cash flow as defined in the credit agreement or from the proceeds of certain asset dispositions, casualty events or debt incurrences.

The agreements governing the Senior Secured Credit Facilities and the senior notes contain various covenants and a breach of any covenant could result in an event of default under those agreements. If any such event of default occurs, the lenders of the Senior Secured Credit Facilities or the holders of the senior notes may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, an event of default under the indentures governing the senior notes would cause an event of default under the Senior Secured Credit Facilities, and the acceleration of debt under the Senior Secured Credit Facilities or the failure to pay that debt when due would cause an event of default under the indentures governing the senior notes (assuming certain amounts of that debt were outstanding at the time). The lenders under the Senior Secured Credit Facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under the Senior Secured Credit Facilities, the lenders will have the right to proceed against the collateral. The Senior Secured Credit Facilities, the 2025 senior secured notes, the 2023 senior secured notes, and the 2022 senior secured notes are secured by, among other things (a) a first priority security interest in substantially all of the assets of UCI, and UCI’s material restricted domestic subsidiaries (subject to certain exceptions), as defined, including without limitation, all receivables, contracts, contract rights, equipment, intellectual property, inventory, and other tangible and intangible assets, subject to certain customary exceptions; (b) a pledge of (i) all of the present and future capital stock of each subsidiary guarantor’s direct domestic subsidiaries and the direct domestic subsidiaries of UCI and (ii) 65% of the voting stock of each of UCI’s and each guarantor’s material direct foreign subsidiaries, subject to certain exceptions; and (c) all proceeds and products of the property and assets described above. In addition, the Senior Secured Credit Facilities (but not the 2025 senior secured notes, the 2023 senior secured notes, or 2022 senior secured notes) are secured by all of the assets of Broadcast Holdings and a pledge of the capital stock of UCI and all proceeds of the foregoing.

Additionally, the agreements governing the Senior Secured Credit Facilities and the senior notes include various restrictive covenants (including in the credit agreement when there are certain amounts outstanding under the senior secured revolving credit facility on the last day of a fiscal quarter, a first lien debt ratio covenant) which, among other things, limit the incurrence of indebtedness, making of investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The credit agreement and the indentures governing the senior notes thereunder allow UCI to make certain pro forma

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

adjustments for purposes of calculating certain financial ratios, some of which would be applied to adjusted operating income before depreciation and amortization (“Bank Credit Adjusted OIBDA”). UCI is in compliance with these covenants under the agreements governing its Senior Secured Credit Facilities and senior notes.

UCI owns several wholly-owned early stage ventures which have been designated as “unrestricted subsidiaries” for purposes of its credit agreement governing the Senior Secured Credit Facilities and indentures governing the senior notes. The results of these unrestricted subsidiaries are excluded from Bank Credit Adjusted OIBDA in accordance with the definition in the credit agreement and the indentures governing the senior notes. As unrestricted subsidiaries, the operations of these subsidiaries are excluded from, among other things, covenant compliance calculations and compliance with the affirmative and negative covenants of the credit agreement governing the Senior Secured Credit Facilities and indentures governing the senior notes. UCI may redesignate these subsidiaries as restricted subsidiaries at any time at its option, subject to compliance with the terms of its credit agreement governing the Senior Secured Credit Facilities and indentures governing the senior notes.

The subsidiary guarantors under UCI’s Senior Secured Credit Facilities and senior notes are substantially all of UCI’s domestic subsidiaries. The subsidiaries that are not guarantors include certain immaterial subsidiaries, special purpose subsidiaries that are party to UCI’s Facility and the designated unrestricted subsidiaries. The guarantees are full and unconditional and joint and several. Univision Communications Inc. has no independent assets or operations.

UCI and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of UCI’s outstanding debt or equity securities (including any privately placed debt securities with an established trading market), in privately negotiated or open market transactions, by tender offer or otherwise.

Contractual maturities of long-term debt for the five years subsequent to December 31, 2015 are as follows:

Year	Amount
2016	$44,100
2017	46,300
2018(a)	146,300
2019	46,300
2020	4,339,600
Thereafter	4,682,900

$9,305,500
Less current portion	(144,100)

Long-term debt, excluding capital leases	$9,161,400

(a)	Includes UCI’s revolving credit facility and accounts receivable sale facility which mature in 2018.

10. Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. These interest rate swaps involve the

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. UCI has agreements with each of its interest rate swap counterparties which provide that UCI could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to UCI’s default on the indebtedness.

For interest rate swap contracts accounted for as cash flow hedges, the effective portion of the change in fair value is recorded in accumulated other comprehensive loss (“AOCL”), net of tax, and is reclassified to earnings as an adjustment to interest expense in the same period or periods that the hedged transactions impact earnings. The ineffective portion of the change in fair value, if any, is recorded directly to current period earnings through interest rate swap (income) expense. For interest rate swap contracts not designated as hedging instruments, the interest rate swaps are marked to market with the change in fair value recorded directly in earnings through interest rate swap (income) expense. While UCI does not enter into interest rate swap contracts for speculative purposes, three out of five of its interest rate swap contracts as of December 31, 2015 are not accounted for as cash flow hedges (“nondesignated instruments”). For two of the nondesignated instruments, the Company ceased applying hedge accounting as a result of debt refinancing. The third nondesignated instrument was entered into to offset the effect of the other nondesignated instruments.

UCI’s current interest rate swap contracts as discussed below effectively convert the interest payable on $2.5 billion of variable rate debt into fixed rate debt, at a weighted-average rate of approximately 2.25% through the expiration of the term loans in the first quarter of 2020.

Interest Rate Swaps Entered into in 2010—In June 2010, UCI entered into three interest rate swap contracts related to UCI’s senior secured term loan with a combined notional value of $4.0 billion (the “2010 interest rate swap contracts”) which expired in June 2013. Initially, these interest rate swaps were accounted for as cash flow hedges. Due to the February 2013 Amendment and May 2013 Amendment to the Senior Secured Credit Facilities, the Company ceased applying hedge accounting on the 2010 interest rate swap contracts. Subsequent to the discontinuation of cash flow hedge accounting, the 2010 interest rate swap contracts were marked to market, with the change in fair value recorded directly in earnings, and the unrealized loss related to these interest rate swaps up to the point cash flow hedge accounting was discontinued was amortized from AOCL into earnings. The amortization of unrealized loss in AOCL of $19.8 million occurred through the original maturity of the 2010 interest rate swap contracts (June 2013) as an increase to interest expense. All of the 2010 interest rate swap contracts expired during 2013. There are no amounts remaining on the balance sheet, and all amounts in AOCL have been amortized to earnings.

Interest Rate Swaps Entered into in 2011—In November 2011, UCI entered into two interest rate swap contracts with notional amounts of $2.0 billion and $500.0 million, related to UCI’s senior secured term loans, which were to become effective in June 2013 and expire in June 2016. Initially, these interest rate swap contracts were accounted for as cash flow hedges. On February 28, 2013, the Company ceased applying cash flow hedge accounting on both the $2.0 billion notional amount interest rate swap and the $500.0 million notional amount interest rate swap as a result of the February 2013 Amendment to the Senior Secured Credit Facilities. On March 4, 2013, the $2.0 billion notional amount interest rate swap was renegotiated, resulting in a partial termination and replacement of $1.25 billion of its notional amount with a new swap, discussed below under “—Interest Rate Swaps Entered into in 2013.” For the remaining portion of the original contract with a notional amount of $750.0 million and the $500.0 million notional amount interest rate swap (collectively referred to as the “2011 interest rate swap contracts”), UCI will pay weighted average fixed interest of 1.497% and receive in exchange LIBOR-based floating

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

interest, which is equivalent to the Eurodollar rate. The 2011 interest rate swap contracts became effective at the end of June 2013 and expire in June 2016. The Company redesignated the 2011 interest rate swap contracts as cash flow hedges at the time of the February 2013 Amendment to the Senior Secured Credit Facilities.

On May 21, 2013, the Company ceased applying cash flow hedge accounting on the 2011 interest rate swap contracts as a result of the May 2013 Amendment to the Senior Secured Credit Facilities. Subsequent to the discontinuation of cash flow hedge accounting, the 2011 interest rate swap contracts were marked to market, with the change in fair value recorded directly in earnings. The unrealized loss up to the point cash flow hedge accounting was discontinued (inclusive of the unrealized losses from the discontinuation of cash flow hedge accounting at the time of the February 2013 Amendment to the Senior Secured Credit Facilities noted above) is being amortized from AOCL into earnings. The amortization of $76.0 million of unrealized losses in AOCL will occur through the original maturity of the 2011 interest rate swap contracts (June 2016) as an increase to interest expense.

Interest Rate Swaps Entered into in 2013—As discussed above, on March 4, 2013, UCI renegotiated the $2.0 billion notional amount interest rate swap contract entered into in November 2011, resulting in a partial termination and replacement with a new interest rate swap contract with a notional amount of $1.25 billion and a remaining portion of the original swap with a notional amount of $750.0 million. For the new interest rate swap contract with a notional amount of $1.25 billion, UCI will pay fixed interest of 2.563% and receive in exchange LIBOR-based floating interest, subject to a minimum of 1.25%. This contract became effective at the end of June 2013 and expires in February 2020. The Company designated this contract as a cash flow hedge at its inception. As part of the January 2014 Amendment to the Senior Secured Credit Facilities, UCI renegotiated this interest rate swap contract in order to reflect the interest rate floor of 1.0% on the new term loans. Under the amended contract, UCI will pay fixed interest of 2.4465% and receive in exchange LIBOR-based floating interest, subject to a minimum of 1.0%. The contract was de-designated and redesignated at the time of the amendment on January 23, 2014. The amortization of $26.1 million of unrealized gains in AOCL at the time of de-designation will occur through the maturity date of the contract (February 2020) as a decrease to interest expense.

On May 29, 2013, UCI entered into two interest rate swap contracts. The first contract has a notional value of $1.25 billion, and UCI will pay LIBOR-based floating interest and receive in exchange fixed interest of 0.60% (the “reverse swap”). The reverse swap became effective at the end of June 2013 and expires in June 2016. The reverse swap is marked to market, with the change in fair value recorded directly in earnings. The reverse swap was executed to offset the future mark-to-market amounts that will be recognized in earnings on the 2011 interest rate swap contracts that were de-designated on May 21, 2013. UCI also entered into a second interest rate swap contract with a notional value of $1.25 billion (which together with the $1.25 billion notional amount interest rate swap discussed above that was executed in March 2013 are collectively referred to as the “2013 interest rate swap contracts”), and UCI will pay fixed interest of 2.0585% and receive in exchange LIBOR-based floating interest, subject to a minimum of 1.00%. This contract became effective at the end of June 2013 and expires in February 2020. The Company designated this contract as a cash flow hedge at its inception. The contract was then de-designated as of November 30, 2013 and redesignated as of December 1, 2013 to better align with UCI’s forecasted interest payments. The amortization of $11.0 million of unrealized gains in AOCL at the time of de-designation will occur through the maturity date of the contract (February 2020) as a decrease to interest expense.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Derivatives Designated as Hedging Instruments

As of December 31, 2015, the Company has two effective cash flow hedges, outlined below. These contracts mature in February 2020.

	Number of Instruments	Notional
Interest Rate Derivatives
2013 Interest Rate Swap Contracts	2	$2,500,000,000

Derivatives Not Designated as Hedging Instruments

As of December 31, 2015, the Company has three derivatives not designated as hedges, outlined below. These contracts mature in June 2016.

	Number of Instruments	Notional
Interest Rate Derivatives
2011 Interest Rate Swap Contracts and the Reverse Swap	3	$2,500,000,000

The effective notional amount of the above three instruments is zero. Two swaps have a combined notional amount of $1.25 billion and pay fixed interest and receive floating interest, while the reverse swap has a notional amount of $1.25 billion and receives an offsetting amount of floating interest while paying fixed interest.

Impact of Interest Rate Derivatives on the Consolidated Financial Statements

The table below presents the fair value of the Company’s derivative financial instruments (both designated and non-designated), as well as their classification on the consolidated balance sheets:

	Consolidated Balance Sheet Location	As of December 31, 2015	As of December 31, 2014
Derivatives Designated as Hedging Instruments
Interest Rate Swaps—Non-Current Asset	Other assets	$—	$—
Interest Rate Swaps—Non-Current Liability	Other long-term liabilities	55,500	34,300
Derivatives Not Designated as Hedging Instruments
Interest Rate Swaps—Current Asset	Prepaid expenses and other	400	—
Interest Rate Swaps—Current Liability	Accounts payable and accrued liabilities	6,000	—
Interest Rate Swaps—Non-Current Asset	Other assets	—	900
Interest Rate Swaps—Non-Current Liability	Other long-term liabilities	—	17,600

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The Company does not offset the fair value of interest rate swaps in an asset position against the fair value of interest rate swaps in a liability position on the balance sheet. As of December 31, 2015, UCI has not posted any collateral related to any of the interest rate swap contracts. If UCI had breached any of these default provisions at December 31, 2015, it could have been required to settle its obligations under the agreements at their termination value of $64.6 million.

The table below presents the effect of the Company’s derivative financial instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013:

Derivatives Designated as Cash Flow Hedges	Amount of Gain or (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion)(a)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
For the year ended December 31, 2015	$(52,900)	Interest expense	$(51,800)	Interest rate swap income/(expense)	$(100)
For the year ended December 31, 2014	$(92,100)	Interest expense	$(49,900)	Interest rate swap income/(expense)	$(800)
For the year ended December 31, 2013	$41,700	Interest expense	$(62,700)	Interest rate swap income/(expense)	$1,600

(a)

The amount of gain or (loss) reclassified from AOCL into income includes amounts that have been reclassified related to current effective hedging relationships as well as amortizing AOCL amounts related to discontinued cash flow hedging relationships. For the years ended December 31, 2015, 2014 and 2013, the Company amortized $19.3 million, $19.4 million and $32.3 million, respectively, of net unrealized losses on hedging activities from accumulated other comprehensive loss into interest expense.

During the next twelve months, from December 31, 2015, approximately $38.6 million of net unrealized losses will be amortized to interest expense (inclusive of the amounts being amortized related to discontinued cash flow hedging relationships).

The table below presents the effect of the Company’s derivative financial instruments not designated as hedging instruments on the consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013:

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		2015	2014	2013
For the years ended December 31,
Interest Rate Swaps	Interest rate swap income/(expense)	$(200)	$1,300	$2,200

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

11. Earnings (Loss) Per Share

The table below presents a reconciliation of net (loss) income attributable to Univision Holdings, Inc. and weighted average shares outstanding used in the calculation of basic and diluted earnings (loss) per share (“EPS”).

	2015	2014	2013
Net (loss) income attributable to Univision Holdings, Inc. for basic EPS	$(78,700)	$1,900	$216,200
After tax impact of convertible debentures	—	—	9,200

Net (loss) income attributable to Univision Holdings, Inc. for diluted EPS	$(78,700)	$1,900	$225,400

Weighted average shares outstanding for basic EPS	10,957	10,791	10,549
Dilutive effect of shares associated with convertible debentures	—	—	4,858
Dilutive effect of warrants	—	—	—
Dilutive effect of equity awards	—	119	35

Weighted average shares outstanding for diluted EPS	10,957	10,910	15,442

Basic EPS is calculated by dividing net income (loss) attributable to Univision Holdings, Inc. by the weighted average number of shares of common stock outstanding. The diluted EPS calculation includes the dilutive effect of the Company’s convertible debentures, warrants, and shares issuable under the Company’s equity-based compensation plans.

Approximately 0.5 million shares for each of the years ended December 31, 2015, 2014 and 2013 which are issuable under the Company’s equity-based compensation plans are excluded from the calculation of diluted EPS because their inclusion would have been anti-dilutive. On July 15, 2015, the Company’s debentures were converted into warrants. The warrants are included in diluted earnings per share to the extent they are dilutive. The warrants were anti-dilutive during the year ended December 31, 2015 and their associated 4.4 million shares were excluded from the calculation of diluted EPS for that period. The Company’s debentures, which were outstanding prior to their conversion into warrants on July 15, 2015, were anti-dilutive during the year ended December 31, 2014 and their associated 4.9 million shares were excluded from the calculation of diluted EPS. For a description of the warrants, see Note 12. Capital Stock.

12. Capital Stock

The Company’s authorized capital stock consists of:

•

50,000,000 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of which 6,525,814 shares are issued and outstanding at December 31, 2015 and 6,481,609 shares are issued and outstanding at December 31, 2014;

•	50,000,000 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of which 3,477,917 shares are issued and outstanding at December 31, 2015 and 2014;

•

10,000,000 shares of Class C Common Stock, par value $0.001 per share (“Class C Common Stock”), of which 1,110,382 shares are issued and outstanding at December 31, 2015 and 842,850 shares are issued and outstanding at December 31, 2014;

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

•

10,000,000 shares of Class D Common Stock, par value $0.001 per share (“Class D Common Stock,” and, collectively with Class A Common Stock, Class B Common Stock and Class C Common Stock, the, “common stock”), of which no shares are issued and outstanding at December 31, 2015 and 2014; and

•	500,000 shares of Preferred Stock, par value $0.001 per share (“preferred stock”), of which no shares are issued and outstanding at December 31, 2015 and 2014.

Holders of the Company’s common stock are entitled to the following rights.

Voting Rights—Holders of Class A Common Stock and Class C Common Stock have all voting powers and voting rights, and vote together as a single class, with each share entitled to one vote. Class B Common Stock and Class D Common Stock do not have any voting power or voting rights.

Directors will be elected by the stockholders subject to the board designation rights of certain stockholders set forth in the Amended and Restated Principal Investor Agreement by and among the Company, Broadcast Holdings, UCI, Televisa, and the Original Sponsors, dated as of December 20, 2010 (the “Principal Investor Agreement”).

Dividend Rights—Holders of common stock will share, on a pro rata basis, in any dividend declared by the Company’s board, subject to the rights of the holders of any outstanding preferred stock and subject to Televisa’s approval rights with respect to certain stock dividends provided for in the Principal Investor Agreement and the Company’s amended and restated certificate of incorporation.

Stock Split, Reverse Stock Splits and Stock Dividends—In the event of a subdivision, increase or combination in any manner (by stock split, reverse stock split, stock dividend or other similar manner) of the outstanding shares of any class of common stock, the outstanding shares of the other classes of common stock will be adjusted proportionally, subject to Televisa’s approval rights with respect to certain dividends and distributions provided for in the Principal Investor Agreement and the Company’s amended and restated certificate of incorporation.

Conversion Rights—

Optional Conversions. The following conversion rights are exercisable at the holder’s option, subject in certain cases to federal stock ownership regulations applicable to U.S. broadcast companies and restrictions set forth in the Company’s certificate of incorporation and the stockholders agreement:

•	Each share of Class A Common Stock may be converted at any time into one share of Class B Common Stock and each share of Class B Common Stock may be converted into one share of Class A Common Stock;

•

Each share of Class C Common Stock may be converted at any time into one share of Class D Common Stock, and each share of Class D Common Stock may be converted into one share of Class C Common Stock; and

•

Each share of Class C Common Stock may be converted into one share of Class A Common Stock and each share of Class D Common Stock may be converted into one share of Class A Common Stock in connection with certain transfers by Televisa of shares of Class C Common Stock or Class D Common Stock, and subject to certain stock ownership limitations in the Stockholders Agreement.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Mandatory Conversions. The following conversion rights occur automatically:

•

Each share of Class A Common Stock and Class B Common Stock acquired by Televisa pursuant to Televisa’s exercise of its preferential rights to acquire shares under the Stockholders Agreement (which includes, among other things, the right to acquire shares from the Company in connection with a new issuance or from other stockholders in connection with proposed transfers to third parties), or its participation rights under the Amended and Restated Participation, Registration Rights, and Coordination Agreement, dated as of December 20, 2010, by and among, UHI, Broadcast Holdings, Univision, Televisa and certain stockholders of UHI, will automatically convert to one share of Class C Common Stock or, if such conversion would exceed the cap on Televisa’s equity ownership in the Stockholders Agreement, to one share of Class D Common Stock, so that Televisa always holds shares of either Class C Common Stock or Class D Common Stock;

•

Each share of Class C Common Stock automatically converts to one share of Class A Common Stock and each share of Class D Common Stock automatically converts into one share of Class A Common Stock immediately upon any transfer of such Class C Common Stock or Class D Common Stock from Televisa to a third party;

•

Each share of Class C Common Stock automatically converts to one share of Class D Common Stock upon any event that would cause Televisa’s ownership to exceed the cap set forth in the Stockholders Agreement; and

•

Each share of Class A Common Stock held by Televisa automatically converts to one share of Class C Common Stock and each share of Class B Common Stock held by Televisa automatically converts to one share of Class D Common Stock in the event of a change of control transaction that complies with the procedures and requirements set forth in the Stockholders Agreement (a “Compliant Change of Control Transaction”), that is structured as a merger and with respect to which Televisa does not exercise its right to sell as part of its tag along rights set forth in the Stockholders Agreement.

Liquidation Rights—In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs occurring prior to a certain public offering that complies with the requirements set forth in the Stockholders Agreement (a “Qualified Public Offering”) or a Compliant Change of Control Transaction (any such event, a “Liquidation Event”), holders of shares of Class C Common Stock and Class D Common Stock are entitled to share in the Company’s assets legally available for distribution to the stockholders (the “Proceeds”), prior to Class A Common Stock or Class B Common Stock, an amount per share equal to the Televisa Liquidation Preference Amount (defined, generally, as the aggregate amount paid by Televisa for its shares acquired in connection with its initial investment, the conversion of any convertible securities or the exercise of its preferential rights, divided by the number of shares held by it).

After distribution of the full Televisa Liquidation Preference Amount, each holder of Class A Common Stock and/or Class B Common Stock would be entitled to receive from the remaining Proceeds an amount per share equal to the Televisa Liquidation Preference Amount (the “Catch-Up Liquidation Preference Amount”). After distribution of the full Catch-Up Liquidation Preference Amount to the holders of Class A Common Stock and Class B Common Stock, any remaining Proceeds would be distributed ratably among the holders of common stock, based on the number of shares of common stock held by each such holder. Televisa and its affiliates’ right to the Televisa Liquidation Preference Amount terminates upon the earlier of a Qualified Public Offering or a Compliant Change of Control.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Warrants—The warrants held by Televisa are exercisable at $0.01 per share for Class C and/or Class D Common Stock subject to applicable laws and regulations and certain contractual limitations. If sold or transferred, a non-Televisa holder would receive Class A Common Stock upon exercise if such holder is a U.S. person. The warrants have no voting rights and receive anti-dilution protections, including an adjustment of the conversion price in the event of a stock split, dividend, recapitalization or reclassification of certain classes of Univision’s stock and certain distributions made in respect of certain classes of Univision’s stock. The warrants will expire and no longer be exercisable after ten years; however, the warrants will automatically be extended for nine (9) successive ten (10) year periods unless the holder provides written notice to the Company of its election not to extend the term. On July 15, 2015, Televisa exercised 267,532 warrants and received an equivalent number of Class C Common Stock. At December 31, 2015, Televisa holds 4,590,953 warrants. The warrants are recorded in additional-paid-in-capital.

Preferred Stock—Subject to the consent rights of various parties under the Principal Investor Agreement and the Company’s amended and restated certificate of incorporation, the Company’s board is authorized to provide for the issuance of preferred stock in one or more series.

13. Comprehensive Income (Loss)

Comprehensive income (loss) is reported in the Consolidated Statements of Comprehensive Income (Loss) and consists of net income (loss) and other gains (losses) that affect stockholders’ equity but, under GAAP, are excluded from net income (loss). For the Company, items included in other comprehensive income (loss) are foreign currency translation adjustments, unrealized gain (loss) on hedging activities, the amortization of unrealized loss on hedging activities and unrealized gain on available for sale securities.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The following table presents the changes in accumulated other comprehensive income (loss) by component. All amounts are net of tax.

	Gains and (Losses) on Hedging Activities	Gains and (Losses) on Available for Sale Securities	Currency Translation Adjustment	Total
Balance as of December 31, 2012	$(107,000)	$—	$(2,100)	$(109,100)

Other comprehensive income before reclassifications	43,800	12,200	200	56,200
Amounts reclassified from accumulated other comprehensive loss	19,600	—	—	19,600

Net other comprehensive income	63,400	12,200	200	75,800

Balance as of December 31, 2013	(43,600)	12,200	(1,900)	(33,300)

Other comprehensive (loss) income before reclassifications	(37,400)	24,300	(700)	(13,800)
Amounts reclassified from accumulated other comprehensive loss	11,800	—	—	11,800

Net other comprehensive (loss) income	(25,600)	24,300	(700)	(2,000)

Balance as of December 31, 2014	(69,200)	36,500	(2,600)	(35,300)

Other comprehensive (loss) income before reclassifications	(12,500)	41,600	(1,500)	27,600
Amounts reclassified from accumulated other comprehensive loss	11,800	—	—	11,800

Net other comprehensive (loss) income	(700)	41,600	(1,500)	39,400

Balance as of December 31, 2015	$(69,900)	$78,100	$(4,100)	$4,100

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The following table presents the activity within other comprehensive income (loss) and the tax effect related to such activity.

	Pretax	Tax (provision) benefit	Net of tax
Year Ended December 31, 2013
Unrealized gain on hedging activities	$72,100	$(28,300)	$43,800
Amortization of unrealized loss on hedging activities	32,300	(12,700)	19,600
Unrealized gain on available for sale securities	20,100	(7,900)	12,200
Currency translation adjustment	200	—	200

Other comprehensive income	$124,700	$(48,900)	$75,800

Year Ended December 31, 2014
Unrealized loss on hedging activities	$(61,600)	$24,200	$(37,400)
Amortization of unrealized loss on hedging activities	19,400	(7,600)	11,800
Unrealized gain on available for sale securities	40,100	(15,800)	24,300
Currency translation adjustment	(700)	—	(700)

Other comprehensive loss	$(2,800)	$800	$(2,000)

Year Ended December 31, 2015
Unrealized loss on hedging activities	$(20,400)	$7,900	$(12,500)
Amortization of unrealized loss on hedging activities	19,300	(7,500)	11,800
Unrealized gain on available for sale securities	68,000	(26,400)	41,600
Currency translation adjustment	(1,500)	—	(1,500)

Other comprehensive income	$65,400	$(26,000)	$39,400

Amounts reclassified from accumulated other comprehensive loss related to hedging activities are recorded to interest expense. See Note 10. Interest Rate Swaps for further information related to amounts reclassified from accumulated other comprehensive loss.

14. Income Taxes

The income tax provision for continuing operations for the years ended December 31, 2015, 2014 and 2013 comprised the following charges and (benefits):

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Current:
Federal	$(100)	$—	$1,200
State	5,200	3,900	3,000
Foreign	600	2,500	3,100

Total current income tax expense (benefit)	5,700	6,400	7,300

Deferred:
Federal	(161,400)	(65,400)	(446,300)
State	(23,300)	(8,900)	(47,800)
Foreign	600	1,800	24,400

Total deferred income tax (benefit) expense	(184,100)	(72,500)	(469,700)

Income tax (benefit) expense	$(178,400)	$(66,100)	$(462,400)

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The Company’s deferred tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

	2015	2014
Deferred tax assets:
Accrued liabilities	$26,500	$22,100
Tax loss carry-forwards	816,900	676,600
Investments related	70,700	74,500
Debt related costs	30,000	34,800
Deferred revenue	5,100	7,800
Programming impairment	16,500	14,600
Compensation related costs	33,600	17,000
Other	35,800	39,300
Valuation allowance	(128,400)	(125,800)

Total deferred tax assets	906,700	760,900

Deferred tax liabilities:
Property, equipment and intangible assets	(1,119,200)	(1,159,500)
Other	(61,900)	(34,600)

Total deferred tax liability	(1,181,100)	(1,194,100)

Net deferred tax liability	$(274,400)	$(433,200)

At December 31, 2015, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2.0 billion, which will expire in 2027-2035. Also, the Company has various state tax effected net operating loss carryforwards of approximately $73.1 million (based on the current state income apportionment, the Company would require approximately $1.9 billion of future taxable income to fully utilize such net operating loss carryforwards), which will expire in 2016 through 2035.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. At December 31, 2015, the Company maintained a valuation allowance in the amount of $128.4 million primarily associated with foreign deferred tax assets of $68.6 million, deferred tax assets related to certain capital assets of $58.6 million and other deferred tax assets of $1.2 million as it is more likely than not that the benefits of these deductible differences will not be realized.

At December 31 2014, the Company maintained a valuation allowance in the amount of $125.8 million primarily associated with foreign deferred tax assets of $64.5 million, deferred tax assets related to certain capital assets of $60.6 million and other deferred tax assets of $0.7 million, and recorded an increase in the valuation allowance of $5.7 million primarily associated with foreign deferred tax assets.

During 2013, the Company recorded a reduction in its federal and state deferred tax asset valuation allowance of $468.0 million. The reduction in the valuation allowance was partially offset by an increase in valuation allowance of $34.5 million relating to its foreign deferred tax assets and $2.1 million relating to certain capital assets. The remaining valuation allowance in the amount of $120.1 million is associated with foreign deferred tax assets of $58.9 million, deferred tax assets related to certain capital assets of $60.4 million and other deferred tax assets of $0.8 million.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2012	$28,000
Addition based on tax positions related to current year	6,800
Reduction for tax position of prior years	(2,100)
Lapse in statute of limitations	(1,900)

Balance at December 31, 2013	$30,800
Addition based on tax positions related to current year	3,000
Reduction for tax position of prior years	(16,100)
Lapse in statute of limitations	(3,200)

Balance at December 31, 2014	$14,500
Addition based on tax positions related to current year	3,500
Reduction for tax position of prior years	—
Lapse in statute of limitations	(1,600)

Balance at December 31, 2015	$16,400

For the years ended December 31, 2015, 2014 and 2013 the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is approximately $10.6 million, $9.4 million and $9.0 million in the aggregate respectively. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. The Company had approximately $4.0 million and $2.9 million of accrued interest and penalties related to uncertain tax positions as of December 31, 2015 and 2014, respectively. The Company recognized interest expense and penalties of $1.0 million, $0.7 million and $0.6 million related to uncertain tax positions for the years ended December 31, 2015, 2014 and 2013, respectively. It is reasonably possible that certain income tax examinations may be concluded, or statutes of limitation may lapse, during the next twelve months, which could result in a decrease in unrecognized tax benefits of approximately $0.7 million that would, if recognized, impact the effective tax rate. The Company effectively settled a federal matter during 2014 which resulted in the recognition of a net tax benefit of $16.1 million.

The Company files a consolidated federal income tax return. The Company has substantially concluded all U.S. federal income tax matters for years through 2014. The Company has concluded substantially all income tax matters for all major jurisdictions through 2010.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

For the years ended December 31, 2015, 2014 and 2013, a reconciliation of the federal statutory tax rate to the Company’s effective tax rate for continuing operations is as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Federal statutory tax rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of federal tax benefit	(6.7)	(7.4)	(18.1)
Valuation allowance	(0.5)	—	(171.1)
Goodwill impairment	—	—	43.7
Uncertain tax positions	(0.4)	(31.9)	0.5
Televisa settlements (non-taxable)	(8.1)	(32.2)	(8.5)
Meals and entertainment	0.3	1.7	0.4
Foreign taxes	(0.1)	1.3	1.3
Financing activities	(18.7)	—	—
Other	0.1	2.1	(0.9)

Total effective tax rate	(69.1)%	(101.4)%	(187.7)%

15. Performance Awards and Incentive Plans

On December 1, 2010, Univision established the 2010 Equity Incentive Plan (the “2010 Plan”), which replaced the amended and restated 2007 Equity Incentive Plan (the “2007 Plan”). The 2010 Plan reflects a recapitalization of Univision and Broadcast Holdings whereby the original Class A Common Stock and Class L Common Stock of Univision and shares of Preferred Stock of Broadcast Holdings were converted to new classes of stock of Univision. Shares and strike prices for awards made under the 2007 Plan have been converted to reflect the new capital structure and remain outstanding. The 2010 Plan is administered by the Board of Directors or, at its election, by one or more committees consisting of one or more members who have been appointed by the Board of Directors (the “Plan Committee”). The Plan Committee shall have such authority and be responsible for such functions as may be delegated to it by the Board of Directors and any reference to the Board of Directors in the 2010 Plan shall be construed as a reference to the Plan Committee with respect to functions delegated to it. If no Plan Committee is appointed, the entire Board of Directors shall administer the 2010 Plan.

The 2010 Plan was adopted to attract, retain and motivate officers and employees of, consultants to, and non-employee directors of the Company. Under the original provisions of the 2010 Plan, the maximum number of shares that may be issued pursuant to awards made under the plan was 600,711 shares of common stock and such additional securities in such amounts as the Board of Directors or Plan Committee may approve. Additional awards may also be made under the 2010 Plan, in the Board of Directors or Plan Committee’s sole discretion, in assumption of, or substitution for, outstanding awards previously granted by Univision or an affiliate or a company acquired by Univision or an affiliate or with which Univision combines. During 2013, the amount of authorized shares was increased by 92,850 to 693,561. Upon the exercise of a stock option award or the vesting of a restricted stock unit, shares of Univision common stock are issued from authorized but unissued shares.

The price of the options granted pursuant to the 2010 and 2007 Plan may not be less than 100% of the fair market value of the shares on the date of grant. Award grants may be in the form of nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalent rights or other stock-based awards. No nonqualified stock option or stock appreciation right award will be exercisable after ten years

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

from the date granted. The number of shares subject to an award, the consequences of a participant’s termination of service with Univision or any subsidiary or affiliate, and the dates and events on which all or any installment of an award shall be vested and nonforfeitable shall be set out in an individual award agreement.

Compensation expense relating to share-based payments is recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is expensed on a straight-line basis over the period from grant date to remaining requisite service period which is generally the vesting period. See Note 1. Summary of Significant Accounting Policies.

The Company’s share-based compensation expense is presented below:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Employee share-based compensation	$15,600	$14,900	$7,800

During the years ended December 31, 2015, 2014 and 2013, the Company recorded a cumulative adjustment to income of $1.4 million, $0.6 million and $2.0 million, respectively, related to an increase in the estimated forfeiture rate of equity awards.

Stock Options

A summary of stock options as of December 31, 2015 and the changes during the year then ended is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Balance at December 31, 2014	497,292	$289.81
Granted	11,039	$384.42
Exercised	(33,908)	$459.59
Forfeited, canceled, or expired	(31,345)	$289.30

Outstanding at December 31, 2015	443,078	$279.21	5.7	$48,800

Exercisable at December 31, 2015	346,339	$275.24		$36,400

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2014 and 2013 was $141.72, $170.96 and $101.84, respectively. The Company’s stock options vest over periods of between three and five years. During the year ended December 31, 2015, the Company received $15.6 million in cash from the exercise of stock options. Total unrecognized compensation cost related to unvested stock option awards as of December 31, 2015 is $9.5 million, which is expected to be recognized over a weighted-average period of 2.4 years.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

The table below reflects the volatility, dividend, expected term and risk-free interest rate for grants made during 2015, 2014 and 2013. The Company calculated volatility based on an assessment of volatility for the Company’s selected peer group, adjusted for the Company’s leverage.

	2015	2014	2013
Volatility	49.0%	84.0%	97.0%
Dividend yield	0.00%	0.00%	0.00%
Expected term (years)	3.50	5.09	6.77
Risk-free interest rate	1.35%	2.36%	1.16%

Restricted Stock Units

The following table presents the changes in the number of restricted stock unit awards during the year ended December 31, 2015:

	Restricted Stock Unit Awards	Weighted Average Price
Outstanding at December 31, 2014	69,638	$264.40
Granted	27,718	$411.91
Issued	(10,299)	$384.42
Surrendered/Canceled	(23,789)	$320.09

Outstanding at December 31, 2015	63,268	$396.46

The restricted stock unit awards vest over periods of between three and four years from the date of grant. The fair value of restricted stock units awarded to employees is measured at estimated intrinsic value at the date of grant. Restricted stock unit awards that permit the holder to net share settle in an amount in excess of the minimum statutory requirement are classified as liabilities. The awards classified as liabilities are measured at fair value at the end of each reporting period until vested. The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2015 and 2013 was $411.91 and $384.42, respectively, reflective of the mark-to-market accounting for the liability awards. The Company did not grant restricted stock unit awards in 2014. Total unrecognized compensation cost related to unvested restricted stock units as of December 31, 2015 is $19.9 million, which is expected to be recognized over a weighted-average period of 1.9 years.

Consulting Arrangement

Univision has a consulting arrangement with an entity controlled by the Chairman of the Board of Directors. The term of the consulting arrangement is indefinite, subject to the right of either party to terminate the arrangement for any reason on thirty days’ notice. In compensation for the consulting services provided by Univision’s Chairman, equity units in various limited liability companies that hold a portion of Univision’s common stock were granted to that entity. Certain of these units provide that upon a defined liquidation event, the entity will receive a payment based on a portion of the defined appreciation realized by the Original Sponsors, Televisa and co-investors on their investments in Univision in excess of certain preferred returns and performance thresholds. These units fully vested in 2012. Certain other units have substantially similar terms, except that these units have not vested and will only vest, and their related payments will only be made, if the Chairman is providing services to the Company at the time of the defined liquidation event.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Since the services for which the equity units were granted were being provided to the Company, the Company records an expense upon the vesting of the equity units. Any such expense is recorded as share-based compensation expense. As the services provided by the Chairman under the consulting arrangement are considered beyond the scope of the Chairman of the Board of Directors, the Company considers the grants of the equity units to be equity awards to a non-employee.

The Company did not recognize any expense related to these non-employee awards in the years ended December 31, 2015, 2014 and 2013. Due to the contingent nature of the vesting, the Company will recognize the compensation expense associated with the unvested units only upon the occurrence of a defined liquidation event.

16. Contingencies and Commitments

Contingencies

The Company maintains insurance coverage for various risks, where deemed appropriate by management, at rates and terms that management considers reasonable. The Company has deductibles for various risks, including those associated with windstorm and earthquake damage. The Company self-insures its employee medical benefits and its media errors and omissions exposures. In management’s opinion, the potential exposure in future periods, if uninsured losses were to be incurred, should not be material to the consolidated financial position or results of operations.

The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with law or regulations in jurisdictions in which the Company operates.

On June 30, 2015, Miss Universe LP and Donald J. Trump filed a complaint against UCI in New York State Supreme Court claiming damages of $500 million in connection with UCI’s decision to end its business relationship with the Miss Universe LP organization as result of Mr. Trump’s remarks about Mexican immigrants, among other things. On July 10, 2015, UCI removed the case to the United States District Court for the Southern District of New York. Miss Universe and Mr. Trump filed an amended complaint on November 6, 2015. The amended complaint contains claims for breach of contract, intentional interference with contractual relationships, and defamation. On December 4, 2015, UCI filed a motion to dismiss the amended complaint. On February 11, 2016, the Company settled this litigation and the parties released and discharged all claims and counterclaims. The related expense which is not material to the Company’s consolidated financial statements has been recorded in our consolidated financial statements for the year ended December 31, 2015.

The Company establishes reserves for specific liabilities in connection with regulatory and legal actions that the Company deems to be probable and estimable. The Company believes the amounts accrued in its financial statements are sufficient to cover all probable liabilities. In other instances, the Company is not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the Company’s financial condition or result of operations.

Commitments

In the normal course of business, UCI enters into multi-year contracts for programming content, sports rights, research and other service arrangements and in connection with joint ventures.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

UCI has long-term operating leases expiring on various dates for office, studio, automobile and tower rentals. UCI’s operating leases, which are primarily related to buildings and tower properties, have various renewal terms and escalation clauses. UCI also has long-term capital lease obligations for land and facilities and for its transponders that are used to transmit and receive its network signals.

The following is a schedule by year of future minimum payments under programming and other contracts and future minimum rental payments under noncancelable operating and capital leases as of December 31, 2015:

Year	Programming and Other(a)	Operating Leases	Capital Leases
2016	$283,500	$30,800	$10,100
2017	203,600	32,600	10,000
2018	145,200	31,800	9,700
2019	71,500	23,200	8,900
2020	39,500	27,500	8,500
Thereafter	57,300	145,600	93,900

Total minimum payments	$800,600	$291,500	141,100

Executory costs excluded from capital lease obligations			(1,100)

Net minimum lease payments			140,000
Interest and other			(60,800)

Total present value of minimum lease payments			79,200
Current portion			(6,100)

Capital lease obligation, less current portion			$73,100

(a)

Other amounts include commitments associated with research tools, information technology, contributions to investments and music license fees, but exclude the license fees that will be paid in accordance with the PLA with Televisa.

Rent expense totaled $39.8 million, $46.4 million and $44.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

17. Employee Benefits

UCI has a 401(k) retirement savings plan (the “401(k) Plan”) covering all eligible employees over the age of 21. The 401(k) Plan allows the employees to defer a portion of their annual compensation, and UCI may match a portion of the employees’ contributions generally after the first day of service. For the years ended December 31, 2015, 2014 and 2013, UCI matched 50% of the first 3% of eligible employee compensation that was contributed to the 401(k) Plan. For the years ended December 31, 2015, 2014 and 2013, the Company recognized expense for matching cash contributions to the 401(k) Plan totaling $3.7 million, $3.6 million and $3.4 million, respectively.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

18. Segments

The Company’s segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities that are reviewed by the Company’s chief operating decision maker. The Company evaluates performance based on several factors. In addition to considering primary financial measures including revenue, management evaluates operating performance for planning and forecasting future business operations by considering Adjusted OIBDA (as defined below). Adjusted OIBDA eliminates the effects of certain items the Company does not consider indicative of its core operating performance.

Based on its customers and type of content, the Company has operations in two segments, Media Networks and Radio. The Company’s principal segment is Media Networks, which includes Univision Network; UniMás; nine cable networks, including Galavisión and Univision Deportes Network; and the Company’s owned and operated television stations. The Media Networks segment also includes digital properties consisting of online and mobile websites and applications including Univision.com and UVideos, a bilingual digital video network. The Radio segment includes the Company’s owned and operated radio stations; Uforia, a comprehensive digital music platform; and any audio-only elements of Univision.com. Additionally, the Company incurs shared corporate expenses related to human resources, finance, legal and executive and certain assets separately from its two segments. The segments have separate financial information which is used by the chief operating decision maker to evaluate performance and allocate resources. The segment results reflect how management evaluates its financial performance and allocates resources and are not necessarily indicative of the results of operations that each segment would have achieved had they operated as stand-alone entities during the periods presented.

Adjusted OIBDA represents operating income before depreciation, amortization and certain additional adjustments to operating income. In calculating Adjusted OIBDA the Company’s operating income is adjusted for share-based compensation and other non-cash charges, restructuring and severance charges, management and technical assistance agreement fees as well as other non-operating related items.

Adjusted OIBDA is not, and should not be used as, an indicator of or alternative to operating income or net income (loss) as reflected in the consolidated financial statements. It is not a measure of financial performance under GAAP and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Since the definition of Adjusted OIBDA may vary among companies and industries, it should not be used as a measure of performance among companies.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Segment information is presented in the table below:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenue:
Media Networks	$2,575,900	$2,601,800	$2,292,400
Radio	282,500	309,600	335,000

Consolidated	$2,858,400	$2,911,400	$2,627,400

Depreciation and amortization:
Media Networks	$139,300	$138,900	$122,700
Radio	9,200	7,800	11,300
Corporate	22,600	17,100	11,900

Consolidated	$171,100	$163,800	$145,900

Operating income (loss):
Media Networks	$1,060,400	$853,100	$830,200
Radio	(97,300)	(71,900)	(261,700)
Corporate	(352,100)	(147,200)	(140,600)

Consolidated	$611,000	$634,000	$427,900

Adjusted OIBDA:
Media Networks	$1,315,500	$1,225,500	$1,063,000
Radio	89,100	90,300	107,900
Corporate	(92,800)	(92,000)	(92,000)

Consolidated	$1,311,800	$1,223,800	$1,078,900

Capital expenditures:
Media Networks	$80,800	$82,000	$133,200
Radio	7,900	7,300	9,700
Corporate	33,400	44,100	36,300

Consolidated	$122,100	$133,400	$179,200

	December 31, 2015	December 31, 2014
Total assets:
Media Networks	$8,227,200	$8,197,000
Radio	951,800	1,120,200
Corporate	947,400	934,900

Consolidated	$10,126,400	$10,252,100

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

Presented below on a consolidated basis is a reconciliation of net (loss) income attributable to Univision Holdings, Inc. which is the most directly comparable GAAP financial measure, to the non-GAAP term Adjusted OIBDA:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net (loss) income attributable to Univision Holdings, Inc.	$(78,700)	$1,900	$216,200
Net loss attributable to non-controlling interest	(900)	(1,000)	(200)

Net (loss) income	(79,600)	900	216,000
Benefit for income taxes	(178,400)	(66,100)	(462,400)

Loss before income taxes	(258,000)	(65,200)	(246,400)
Other expense (income):
Interest expense	547,600	587,200	618,200
Interest income	(9,900)	(6,000)	(3,500)
Interest rate swap expense (income)(a)	300	(500)	(3,800)
Amortization of deferred financing costs	15,700	15,500	14,100
Loss on extinguishment of debt and inducement(b)	266,900	17,200	10,000
Loss on equity method investments(c)	46,900	85,200	36,200
Other	1,500	600	3,100

Operating income	611,000	634,000	427,900
Depreciation and amortization	171,100	163,800	145,900
Impairment loss(d)	224,400	340,500	439,400
Restructuring, severance and related charges(e)	60,400	41,200	29,400
Share-based compensation(f)	15,600	14,900	7,800
Asset write-offs, net	7,700	500	3,700
Termination of management and technical assistance agreements	180,000	—	—
Management and technical assistance agreement fees(g)	26,900	25,100	22,400
Other adjustments to operating income(h)	14,700	3,800	2,400

Adjusted OIBDA	$1,311,800	$1,223,800	$1,078,900

(a)	Interest rate swap expense (income) pertains to certain interest rate swap contracts which were or became ineffective due to the UCI’s refinancing transactions. See Note 9. Debt and Note 10. Interest Rate Swaps.
(b)	Loss on extinguishment of debt and inducement is a result of the Company’s and UCI’s refinancing transactions. See Note 9. Debt.
(c)	Loss on equity method investments relates primarily to El Rey and Fusion. See Note 7. Investments.
(d)

During the year ended December 31, 2015, the Company recorded a non-cash impairment loss of $224.4 million, which includes $167.7 million in the Radio segment and $56.7 million in the Media Networks segment. In the Radio segment, the Company recorded $161.3 million related to the write-down of broadcast licenses, $4.0 million related to the write-down of a trade name and $2.4 million related to the write-down of property held for sale. In the Media Networks segment, the Company recorded $50.0 million related to the write-down of program rights, which includes $9.3 million related to the termination of the Venevision PLA, $6.5 million related to the write-down of property held for sale, and $0.2 million related to the write-down of tangible assets. For the year ended December 31, 2014, the impairment loss of $340.5 million includes $198.1 million in the Media Networks segment and $142.4 million in the Radio segment. In the Media Networks segment, the Company recorded approximately $182.9 million related to the

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

impairment of Venevision-related prepaid programming assets made in conjunction with the amendment of the Venevision PLA, $8.2 million related to the write-down of program rights and $7.0 million related to the write-down of property held for sale. In the Radio segment, the Company recorded $133.4 million related to the write-down of broadcast licenses and $9.0 million related to the write-down of a trade name. For the year ended December 31, 2013, the impairment loss of $439.4 million includes $87.6 million in the Media Networks segment and $351.8 million in the Radio segment. In the Media Networks segment, the Company recorded approximately $82.5 million related to the write-down of World Cup program rights prepayments, $2.5 million related to the write-off of a trade name, $2.4 million related to the write-off of other program rights and $0.2 million related to the write-down of assets held for sale. In the Radio segment, the Company recorded $307.8 million related to the write-off of goodwill, $43.4 million related to the write-down of broadcast licenses, and $0.6 million related to the write-down of other assets.
(e)	Restructuring costs, severance and related charges primarily relates to broad-based cost-saving initiatives. See Note 3. Accounts Payable and Accrued Liabilities.
(f)	Share-based compensation relates to employee equity awards. See Note 15. Performance Awards and Incentive Plans.
(g)	Management and technical assistance agreement fees relate to management, consulting, advisory and technical assistance services provided by affiliates of the Original Sponsors and Televisa. Effective as of March 31, 2015 the Company and UCI entered into agreements with affiliates of the Original Sponsors and Televisa, to terminate these agreements. As of January 1, 2016, the Company no longer incurs fees under these agreements. See Note 8. Related Party Transactions.
(h)	Other adjustments to operating income primarily relate to the settlement of one-time contractual matters, gains and losses on asset dispositions and letter of credit fees.

The Company is providing the supplemental information below which is the portion of the Company’s revenue equal to the royalty base used to determine the license fee payable by UCI under the program license agreement with Televisa, as set forth below:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Consolidated revenue	$2,858,400	$2,911,400	$2,627,400
Less:
Radio segment revenue (including Radio digital revenue)	(282,500)	(309,600)	(335,000)
Other adjustments to arrive at revenue included in royalty base	(120,000)	(109,600)	(91,500)

Royalty base used to calculate Televisa license fee	$2,455,900	$2,492,200	$2,200,900

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

19. Subsequent Events

Onion Inc.

On January 15, 2016, UCI through a series of transactions acquired a 40.5% interest in Onion Holdco, LLC, the parent of Onion, Inc. (the “Onion”) a digital media company with comedy brands that include The Onion, for $27.1 million. In addition, (i) UCI obtained an annual call right for the remaining equity interests exercisable April 2016 through April 2019 and (ii) the holders of the remaining equity interests have a put right exercisable annually in June 2018 and June 2019. The consideration for the remaining interest will be determined in the future as provided in the transaction agreements. The maximum consideration for the remaining equity interests under these rights is approximately $50.0 million. As a result of Univision’s effective control over the Onion under the investment agreement, Univision will consolidate the financial results of the Onion for financial reporting purposes commencing January 15, 2016. Based on its historical results of operations, Univision does not expect the impact of such consolidation to be material.

Partial Redemption of 2021 Senior Notes

On April 18, 2016, UCI delivered a notice of partial redemption to the holders of its 2021 senior notes announcing that it will redeem $415,000,000 aggregate principal amount of the 2021 senior notes on May 18, 2016 (the “Redemption Date”). The redemption price will be equal to 104.25% of the aggregate principal amount of the 2021 senior notes redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

Fusion

On April 21, 2016, UCI agreed to purchase all of Disney/ABC News’ interest in Fusion and terminate the joint venture. The purchase will be completed upon satisfaction of customary closing conditions and is expected to be as soon as reasonably practical. Certain support functions previously provided by Disney/ABC News transitioned to UCI on the date of the agreement.

April 2016 Modification to the Fifth Amendment to the Credit Agreement

On September 3, 2015, UCI entered into an amendment of the credit agreement governing UCI’s senior secured credit facility and senior secured term loan facility, which are referred to collectively as the ”senior secured credit facilities.” On December 11, 2015, the amendment was modified to extend the expiration date from December 15, 2015 to April 30, 2016. On April 30, 2016, the amendment was further modified to (i) extend the expiration date of the amendment from April 30, 2016 to December 15, 2016 and (ii) to make certain other changes to the conditions precedent to the effectiveness of the amendment (as described below).

The amendment, as modified on April 30, 2016, is contingent upon Univision’s proposed initial public offering being consummated prior to December 15, 2016, and either (x) the application of certain specified use of proceeds of Univision’s proposed initial public offering or (y) compliance with certain leverage ratio or debt reduction tests and other customary conditions.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

20. Quarterly Financial Information (unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2015
Revenue	$624,700	$696,300	$801,500	$735,900	$2,858,400
Net (loss) income	$(142,400)	$(35,800)	$161,600	$(63,000)	$(79,600)
Net (loss) income attributable to Univision Holdings, Inc.	$(142,300)	$(35,400)	$161,800	$(62,800)	$(78,700)
Basic net (loss) income per share attributable to Univision Holdings, Inc.	$(13.17)	$(3.27)	$14.57	$(5.65)	$(7.18)
Diluted net (loss) income per share attributable to Univision Holdings, Inc.	$(13.17)	$(3.27)	$10.33	$(5.65)	$(7.18)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2014
Revenue	$621,100	$833,700	$728,900	$727,700	$2,911,400
Net income (loss)	$3,600	$95,400	$40,200	$(138,300)	$900
Net income (loss) attributable to Univision Holdings, Inc.	$3,800	$95,700	$40,400	$(138,000)	$1,900
Basic net income (loss) per share attributable to Univision Holdings, Inc.	$0.35	$8.87	$3.74	$(12.78)	$0.18
Diluted net income (loss) per share attributable to Univision Holdings, Inc.	$0.35	$6.23	$2.71	$(12.78)	$0.17

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per-share data)

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$33,100	$101,300
Accounts receivable, less allowance for doubtful accounts of $6,700 in 2016 and $10,000 in 2015	760,400	696,100
Program rights and prepayments	95,000	110,900
Prepaid expenses and other	54,300	73,200

Total current assets	942,800	981,500
Property and equipment, net	691,900	798,600
Intangible assets, net	3,370,600	3,374,900
Goodwill	4,638,500	4,591,800
Program rights and prepayments	67,900	56,200
Investments	163,000	163,100
Other assets	98,100	102,300

Total assets	$9,972,800	$10,068,400

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$249,400	$307,900
Deferred revenue	82,000	74,900
Accrued interest	64,400	68,800
Current portion of long-term debt and capital lease obligations	287,500	150,200

Total current liabilities	683,300	601,800
Long-term debt and capital lease obligations	8,765,400	9,205,000
Deferred tax liabilities	349,400	274,400
Deferred revenue	472,400	506,700
Other long-term liabilities	176,500	133,800

Total liabilities	10,447,000	10,721,700

Redeemable noncontrolling interests	37,600	—

Stockholders’ deficit:
Class A Common Stock, par value $.001 per share, 50,000,000 authorized, 6,525,814 issued at June 30, 2016 and December 31, 2015	—	—
Class B Common Stock, par value $.001 per share, 50,000,000 authorized, 3,477,917 issued at June 30, 2016 and December 31, 2015	—	—
Class C Common Stock, par value $.001 per share, 10,000,000 authorized, 1,110,382 issued at June 30, 2016 and December 31, 2015	—	—
Class D Common Stock, par value $.001 per share, 10,000,000 authorized, none issued at June 30, 2016 and December 31, 2015	—	—
Preferred Shares, par value $.001 per share, 500,000 authorized, none issued at June 30, 2016 and December 31, 2015	—	—
Additional paid-in-capital	5,484,800	5,472,800
Accumulated deficit	(5,988,500)	(6,131,100)
Accumulated other comprehensive (loss) income	(8,800)	4,100

Total Univision Holdings, Inc. stockholders’ deficit	(512,500)	(654,200)
Noncontrolling interest	700	900

Total stockholders’ deficit	(511,800)	(653,300)

Total liabilities, redeemable noncontrolling interests and stockholders’ deficit	$9,972,800	$10,068,400

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited and in thousands, except per-share data)

	Six Months Ended June 30,
	2016	2015
Revenue	$1,460,700	$1,321,000
Direct operating expenses	490,700	402,500
Selling, general and administrative expenses	356,300	346,600
Impairment loss	1,500	66,700
Restructuring, severance and related charges	13,500	15,000
Depreciation and amortization	90,000	85,600
Termination of management and technical assistance agreements	—	180,000

Operating income	508,700	224,600
Other expense (income):
Interest expense	260,500	281,200
Interest income	(5,400)	(4,700)
Amortization of deferred financing costs	8,000	7,800
Loss on extinguishment of debt	16,300	131,800
Loss on equity method investments	8,200	22,500
Other	4,700	600

Income (loss) before income taxes	216,400	(214,600)
Provision (benefit) for income taxes	77,900	(36,400)

Net income (loss)	138,500	(178,200)
Net loss attributable to noncontrolling interest	(2,900)	(500)

Net income (loss) attributable to Univision Holdings, Inc.	$141,400	$(177,700)

Net income (loss) per share attributable to Univision Holdings, Inc.
Basic	$12.72	$(16.44)
Diluted	$8.95	$(16.44)

Weighted average shares outstanding
Basic	11,118	10,809
Diluted	15,802	10,809

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited and in thousands)

	Six Months Ended June 30,
	2016	2015
Net income (loss)	$138,500	$(178,200)

Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain on hedging activities	(20,200)	(4,700)
Amortization of unrealized loss on hedging activities	5,800	5,900
Unrealized gain on available for sale securities	1,800	28,400
Currency translation adjustment	(300)	(500)

Other comprehensive (loss) income	(12,900)	29,100

Comprehensive income (loss)	125,600	(149,100)
Comprehensive loss attributable to noncontrolling interest	(2,900)	(500)

Comprehensive income (loss) attributable to Univision Holdings, Inc.	$128,500	$(148,600)

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ DEFICIT

(Unaudited and in thousands)

	Univision Holdings, Inc. Stockholders’ Deficit
	Common Stock	Additional Paid-in- Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total	Noncontrolling Interest	Total Equity
Balance, December 31, 2014	$—	$4,299,700	$(6,052,400)	$(35,300)	$(1,788,000)	$300	$(1,787,700)
Net loss	—	—	(177,700)	—	(177,700)	(500)	(178,200)
Other comprehensive income	—	—	—	29,100	29,100	—	29,100
Proceeds from exercise of stock options	—	15,600	—	—	15,600	—	15,600
Share-based compensation	—	3,200	—	—	3,200	—	3,200

Balance, June 30, 2015	$—	$4,318,500	$(6,230,100)	$(6,200)	$(1,917,800)	$(200)	$(1,918,000)

Balance, December 31, 2015	$—	$5,472,800	$(6,131,100)	$4,100	$(654,200)	$900	$(653,300)
Net income (loss)	—	—	141,400	—	141,400	(700)	140,700
Other comprehensive loss	—	—	—	(12,900)	(12,900)	—	(12,900)
Share-based compensation	—	10,200	—	—	10,200	—	10,200
Adoption of new accounting principle, net of tax	—	1,800	1,200	—	3,000	—	3,000
Capital proceeds from noncontrolling interest	—	—	—	—	—	500	500

Balance, June 30, 2016	$—	$5,484,800	$(5,988,500)	$(8,800)	$(512,500)	$700	$(511,800)

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited and in thousands)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$138,500	$(178,200)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	62,300	57,500
Amortization of intangible assets	27,700	28,100
Amortization of deferred financing costs	8,000	7,800
Deferred income taxes	71,600	(38,200)
Non-cash deferred advertising revenue	(30,900)	(29,700)
Non-cash PIK interest income	(5,300)	(4,700)
Non-cash interest rate swap	4,500	4,500
Loss on equity method investments	8,200	22,500
Impairment loss	1,500	66,700
Loss on extinguishment of debt	(1,300)	15,800
Share-based compensation	10,200	8,200
Other non-cash items	100	(3,000)
Changes in assets and liabilities:
Accounts receivable, net	(58,000)	29,700
Program rights and prepayments	4,300	(13,200)
Prepaid expenses and other	16,800	(12,300)
Accounts payable and accrued liabilities	(44,700)	(57,300)
Accrued interest	(4,400)	12,200
Deferred revenue	3,700	3,200
Other long-term liabilities	(6,700)	(1,400)
Other	3,500	5,200

Net cash provided by (used in) operating activities	209,600	(76,600)

Cash flows from investing activities:
Proceeds from sale of fixed assets and other	102,300	2,000
Investments	(5,100)	(47,300)
Acquisition of business, net of cash	(23,300)	—
Acquisition of assets	—	(1,500)
Capital expenditures	(43,800)	(45,400)

Net cash provided by (used in) investing activities	30,100	(92,200)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	2,086,100
Proceeds from issuance of short-term debt	331,000	430,000
Payments of long-term debt and capital leases	(442,100)	(1,976,900)
Payments of short term debt	(196,800)	(340,000)
Payments of refinancing fees	(500)	(32,000)
Payments of equity related transaction fees	—	(2,500)
Proceeds from stock options exercised	—	15,600
Capital proceeds from noncontrolling interest	500	—

Net cash (used in) provided by financing activities	(307,900)	180,300

Net (decrease) increase in cash and cash equivalents	(68,200)	11,500
Cash and cash equivalents, beginning of period	101,300	56,800

Cash and cash equivalents, end of period	$33,100	$68,300

See Notes to Consolidated Financial Statements.

UNIVISION HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

(Unaudited)

(Dollars in thousands, except share and per-share data, unless otherwise indicated)

1.	Summary of Significant Accounting Policies

Nature of operations—Univision Holdings, Inc. is a holding company and the ultimate parent of Univision Communications Inc. Univision Holdings, Inc. (formerly known as Broadcasting Media Partners, Inc.) owns Broadcast Media Partners Holdings, Inc. (“Broadcast Holdings”) which owns Univision Communications Inc. (together with its subsidiaries, collectively referred to herein as “UCI”). Univision Holdings, Inc., together with its subsidiaries, are collectively referred to herein as the “Company” or “Univision.” The Company has no operations outside of UCI. The Company is principally owned by Madison Dearborn Partners, LLC, Providence Equity Partners Inc., Saban Capital Group, Inc., TPG Global, LLC, Thomas H. Lee Partners, L.P. (collectively, the “Original Sponsors”) and their respective affiliates and Grupo Televisa S.A.B. and its affiliates (“Televisa”). Univision is the leading media company serving Hispanic America and has operations in two segments: Media Networks and Radio.

The Company’s Media Networks segment includes Univision Network; UniMás; nine cable networks, including Galavisión and Univision Deportes Network; and the Company’s 59 owned and operated television stations. The Media Networks segment also includes digital properties consisting of online and mobile websites and applications including Univision.com and Univision Now, a direct-to-consumer internet subscription service. In addition the Company has made a series of strategic investments in digital assets that target multicultural and young, diverse audiences including The Root and The Onion and has agreed to acquire all of the Company’s joint venture partner’s interests in Fusion, including its digital properties. The Radio segment includes the Company’s 67 owned and operated radio stations; Uforia, a comprehensive digital music platform; and any audio-only elements of Univision.com. Additionally, the Company incurs corporate expenses separate from the two segments which include general corporate overhead and unallocated, shared company expenses related to human resources, finance, legal and executive which are centrally managed and support the Company’s operating and financing activities. In addition, unallocated assets include the retained interest in the Company’s accounts receivable facility, fixed assets and deferred financing costs that are not allocated to the segments.

Basis of presentation—The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States for interim financial statements. The interim financial statements are unaudited, but include all adjustments, which are of a normal recurring nature, that management considers necessary to fairly present the financial position, the results of operations and cash flows for such periods. Results of operations of interim periods are not necessarily indicative of results for a full year. These financial statements should be read in conjunction with the audited consolidated financial statements in the Company’s 2015 Year End Financial Information.

Principles of consolidation—The consolidated financial statements include the accounts and operations of the Company and its majority owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated. Noncontrolling interests have been recognized where a controlling interest exists, but the Company owns less than 100% of the controlled entity. The Company has consolidated the special purpose entities associated with its accounts receivable facility, the limited liability corporations associated with the Company’s consulting arrangement with its chairman of the Board of Directors, and other investments as the Company has determined that they are variable interest entities for which the Company is the primary beneficiary. This determination was based on the fact that these special purpose entities lack sufficient equity to finance their activities without additional support from the Company and, additionally, that the Company retains the risks and rewards of their activities. The consolidation of these special purpose entities does not have a significant impact on the Company’s consolidated financial statements.

The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. Under the equity method of accounting, the Company’s share of the earnings and losses of these companies is included in loss on equity method investments in the accompanying consolidated statements of operations of the Company. For certain equity method investments, the Company’s share of earnings and losses is based on contractual liquidation rights. For investments in which the Company does not have significant influence, the cost method of accounting is used. Under the cost method of accounting, the Company does not record its share in the earnings and losses of the companies in which it has an investment. Investments are reviewed for impairment when events or circumstances indicate that there may be a decline in fair value that is other than temporary.

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses, including impairments, during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets and definite-lived intangibles; allowances for doubtful accounts; the valuation of derivatives, deferred tax assets, program rights and prepayments, fixed assets, investments, intangibles, goodwill and share-based compensation; and reserves for income tax uncertainties and other contingencies.

Fair Value Measurements—The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Revenue recognition—Revenue is comprised of gross revenues from the Media Networks and Radio segments, including advertising revenue, subscriber fees, content licensing revenue, sales commissions on national advertising aired on Univision and UniMás affiliated television stations, less agency commissions and volume and prompt payment discounts. Media Networks television and Radio station advertising revenues are recognized when advertising spots are aired and performance guarantees, if any, are achieved. The achievement of performance guarantees is based on audience ratings from an independent research company.

Subscriber fees received from cable and satellite multichannel video programming distributors (“MVPDs”) are recognized as revenue in the period that services are provided, generally pursuant to multi-year carriage agreements based on the number of subscribers. The Media Networks digital platform recognizes revenue primarily from video and display advertising, subscriber fees where digital content is provided on an authenticated basis, digital content licensing, and sponsorship advertisement revenue. Video and display advertising revenue is recognized as “impressions” are delivered and sponsorship revenue is recognized ratably over the contract period and as performance guarantees, if any, are achieved. “Impressions” are defined as the number of times that an advertisement appears in pages viewed by users of the Company’s Internet properties. Content licensing revenue is recognized when the content is delivered, all related obligations have been satisfied and all other revenue recognition criteria have been met. All revenue is recognized only when collection of the resulting receivable is reasonably assured.

UCI has certain contractual commitments, with Televisa and others, to provide a future annual guaranteed amount of advertising and promotion time. The obligation associated with each of these commitments was recorded as deferred revenue at an amount equal to the fair value of the advertising and promotion time as of the date of the agreements providing for these commitments. Deferred revenue is earned and revenue is recognized as the related advertising and promotion time is provided. The Company’s deferred revenue, which is primarily related to the commitments with Televisa, resulted in revenue of $30.9 million and $29.7 million for the six months ended June 30, 2016 and 2015, respectively.

Program and sports rights for television broadcast—The Company acquires rights to programming to exhibit on its broadcast and cable networks. Costs incurred to acquire television programs are capitalized when (i) the cost of the programming is reasonably determined, (ii) the programming has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing or telecast and (iv) the license period has commenced. Costs incurred in connection with the production of or purchase of rights to programs that are available and scheduled to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast beyond a one-year period are considered non-current. Program rights and prepayments on the Company’s balance sheet are subject to regular recoverability assessments.

The costs of programming rights for television shows, novelas and movies licensed under programming agreements are capitalized and classified as programming prepayments if the rights payments are made before the related economic benefit has been received. Program rights for television shows and movies are amortized over the program’s life, which is the period in which an economic benefit is expected to be generated, based on the estimated relative value of each broadcast of the program over the program’s life. Program costs are charged to operating expense as the programs are broadcast.

The costs of programming rights licensed under multi-year sports programming agreements are capitalized and classified as programming prepayments if the rights payments are made before the related economic benefit has been received. Program rights for multi-year sports programming arrangements are amortized over the license period based on the ratio of current-period direct revenues to estimated remaining total direct revenues over the remaining contract period. Program costs are charged to operating expense as the programs are broadcast.

The accounting for program rights and prepayments requires judgment, particularly in the process of estimating the revenues to be earned over the life of the contract and total costs to be incurred (“ultimate revenues”). These judgments are used in determining the amortization of, and any necessary impairment of, capitalized costs. Estimated ultimate revenues are based on factors such as historical performance of similar programs, actual and forecasted ratings and the genre of the program. Such measurements are classified as Level 3 within the fair value hierarchy as key inputs used to value program and sports rights include ratings and undiscounted cash flows. If planned usage patterns or estimated relative values by year were to change significantly, amortization of the Company’s rights costs may be accelerated or slowed. Program rights prepayments are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of this long-lived asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flow, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Securitizations—Securitization transactions in connection with UCI’s accounts receivable facility are classified as debt on the Company’s balance sheet and the related cash flows from any advances or reductions are reflected as cash flows from financing activities. UCI sells to investors, on a revolving non-recourse basis, a percentage ownership interest in certain accounts receivable through wholly owned special purpose entities. UCI retains interests in the accounts receivable that have not been sold to investors. The retained interest is subordinated to the sold interest in that it absorbs 100% of any credit losses on the sold receivable interests. UCI services the receivables sold under the facility.

Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform to the current period presentation.

New accounting pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC 606), as amended. The amendments provide guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For non-public entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the impact ASU 2014-09 will have on its consolidated financial statements and disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs and in August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements: Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. ASU 2015-03 simplified the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-15 clarified the SEC staff’s view that revolving line-of-credit arrangements were not required to follow ASU 2015-03. The Company adopted ASU 2015-03 during the first quarter ended March 31, 2016. Approximately $53.7 million of deferred financing costs are presented as a direct reduction of the Company’s long-term debt in the consolidated balance sheet as of June 30, 2016. The retrospective application of ASU 2015-03 decreased deferred financing costs and long-term debt by approximately $58.0 million in the consolidated balance sheet as of December 31, 2015.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this ASU enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure of financial instruments. This ASU will be effective for fiscal years beginning after December 15, 2017, and interim periods thereafter. Early adoption is not permitted, except for certain amendments within the ASU. The Company is currently evaluating the impact, if any, that ASU 2016-01 will have on its consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. The amendments in this ASU provides guidance for accounting for leases. This update requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases of greater than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This ASU will be effective for fiscal years beginning after December 15, 2018, and interim periods thereafter. A modified retrospective transition method is required for all leases existing at, or entered into after, the date of initial adoption, with the option to use certain transition relief. Early adoption is permitted. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements and disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (ASC 718). The amendments provide guidance to improve and simplify employee share-based payment accounting in areas such as the accounting for income taxes, forfeitures, statutory tax withholding requirements, and classification on the statement of cash flows. The Company adopted ASU 2016-09 during the second quarter ended June 30, 2016 and reflected any adjustments as of January 1, 2016, the beginning of the annual period of adoption. As part of its adoption, the Company made an accounting policy election to account for forfeitures when they occur. Outstanding restricted stock units that had been previously classified as liability awards because they permitted the holder to net share settle in an amount greater than the minimum statutory tax requirement but less than the maximum statutory tax requirement have been reclassified as equity awards under the amendments. These reclassified awards have been recorded at their original grant date fair value. As of January 1, 2016, the modified retrospective application of ASU 2016-09 resulted in a cumulative effect adjustment to retained earnings, net of tax, of $1.2 million and a reclassification of $1.8 million from accrued expenses to additional paid-in-capital.

Subsequent events—The Company evaluates subsequent events and the evidence they provide about conditions existing at the date of the balance sheet as well as conditions that arose after the balance sheet date but before the financial statements are issued. The effects of conditions that existed at the date of the balance sheet date are recognized in the financial statements. Events and conditions arising after the balance sheet date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying consolidated financial statements and the following notes to these financial statements, the Company evaluated subsequent events through the date the financial statements were issued.

2.	Property and Equipment

Property and equipment consists of the following:

	June 30, 2016	December 31, 2015
Land and improvements	$101,900	$120,800
Buildings and improvements	326,800	394,700
Broadcast equipment	401,500	397,600
Furniture, computer and other equipment	271,100	265,400
Land, building, transponder equipment and vehicles financed with capital leases	102,000	102,000

	1,203,300	1,280,500
Accumulated depreciation	(511,400)	(481,900)

	$691,900	$798,600

Depreciation expense on property and equipment was $62.3 million and $57.5 million for the six months ended June 30, 2016 and 2015, respectively.

During the six months ended June 30, 2016, the Company sold an office building in Los Angeles, California for approximately $100.0 million. Concurrent with the sale, the Company entered into a ten year operating lease agreement for the continued use of a portion of the building with options to renew. The net gain of approximately $20.7 million on the sale will be deferred and recognized over the ten year lease term as a reduction in rent expense. The Company estimates annual rent expense of approximately $1.6 million in relation to this arrangement.

As of June 30, 2016 and December 31, 2015, the Company has classified $11.5 million of land and buildings in the Media Networks segment as held for sale, which is included in prepaid expenses and other on the consolidated balance sheet. The carrying value reflects the estimated selling price less costs to sell based on market data, which is a Level 2 input.

3.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	June 30, 2016	December 31, 2015
Accounts payable and accrued liabilities	$130,000	$187,900
Accrued compensation	63,700	73,600
Accrued license fees	43,600	33,700
Program rights obligations	12,100	12,700

	$249,400	$307,900

Restructuring, Severance and Related Charges

The Company’s restructuring, severance and related charges for the six months ended June 30, 2016 and 2015 are summarized below.

	Six Months Ended June 30,
	2016	2015
Restructuring:
Activities initiated in 2012	$2,700	$8,500
Activities across local media platforms in 2014	300	3,700
Severance and related charges	10,500	2,800

Total restructuring, severance and related charges	$13,500	$15,000

The restructuring activities initiated in 2012 relate to broad-based cost-saving initiatives. The restructuring activities initiated in 2014 are intended to improve performance, collaboration and operational efficiency across local media platforms. Severance and related charges relate primarily to severance arrangements with former Corporate and Media Networks employees. As of June 30, 2016, future charges arising from additional activities associated with these restructuring activities cannot be reasonably estimated.

The tables below present the restructuring charges by segment for restructuring activities initiated in 2012 and across local media platforms in 2014 during the six months ended June 30, 2016.

	Six months ended June 30, 2016
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Charges Resulting From Restructuring Activities Initiated in 2012
Media Networks	$700	$100	$800
Radio	900	—	900
Corporate	1,000	—	1,000

Consolidated	$2,600	$100	$2,700

	Six months ended June 30, 2016
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Charges Resulting From Restructuring Activities Across Local Media Platforms Initiated in 2014
Media Networks	$—	$—	$—
Radio	—	300	300

Consolidated	$—	$300	$300

The tables below present the restructuring charges by segment for restructuring activities initiated in 2012 and across local media platforms in 2014 during the six months ended June 30, 2015.

	Six months ended June 30, 2015
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Charges Resulting From Restructuring Activities Initiated in 2012
Media Networks	$3,000	$1,700	$4,700
Radio	800	1,900	2,700
Corporate	1,100	—	1,100

Consolidated	$4,900	$3,600	$8,500

	Six months ended June 30, 2015
	Employee Termination Benefits	Contract Termination Costs/Other	Total
Charges Resulting From Restructuring Activities Across Local Media Platforms Initiated in 2014
Media Networks	$100	$—	$100
Radio	1,300	2,300	3,600

Consolidated	$1,400	$2,300	$3,700

Severance and related charges for the six months ended June 30, 2016 of $10.5 million relates to several arrangements with Corporate and Media Networks employees. Severance and related charges for the six months ended June 30, 2015 of $2.8 million, primarily relate to Corporate employees.

The following table presents the activity in the restructuring liabilities for the six months ended June 30, 2016 and 2015.

	Restructuring Activities Initiated in 2012		Restructuring Activities Across Local Media Platforms Initiated in 2014
	Employee Termination Benefits	Contract Termination Costs/Other	Employee Termination Benefits	Contract Termination Costs/Other	Total
Accrued restructuring as of December 31, 2014	$24,300	$4,100	$1,900	$1,100	$31,400
Restructuring expense	8,200	3,600	1,500	2,300	15,600
Reversals	(3,300)	—	(100)	—	(3,400)
Cash payments and other	(15,900)	(300)	(2,500)	(500)	(19,200)

Accrued restructuring as of June 30, 2015	$13,300	$7,400	$800	$2,900	$24,400

	Restructuring Activities Initiated in 2012		Restructuring Activities Across Local Media Platforms Initiated in 2014
	Employee Termination Benefits	Contract Termination Costs/Other	Employee Termination Benefits	Contract Termination Costs/Other	Total
Accrued restructuring as of December 31, 2015	$13,000	$5,800	$200	$2,900	$21,900
Restructuring expense	5,700	100	—	300	6,100
Reversals	(3,100)	—	—	—	(3,100)
Cash payments and other	(7,900)	(3,000)	(200)	(1,100)	(12,200)

Accrued restructuring as of June 30, 2016	$7,700	$2,900	$—	$2,100	$12,700

Employee termination benefits are expected to be paid within twelve months from June 30, 2016. Balances related to restructuring lease obligations in contract termination costs will be settled over the remaining lease term. Of the $12.7 million accrued as of June 30, 2016 related to restructuring activities, $9.1 million is included in current liabilities and $3.6 million is included in non-current liabilities. Of the $21.9 million accrued as of December 31, 2015 related to restructuring activities, $17.0 million is included in current liabilities and $4.9 million is included in non-current liabilities.

4.	Financial Instruments and Fair Value Measures

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value.

Interest Rate Swaps—The Company uses interest rate swaps to manage its interest rate risk. The interest rate swap liability of $89.0 million as of June 30, 2016, and the interest rate swap asset of $0.4 million and the interest rate swap liability of $61.5 million as of December 31, 2015 were measured at fair value primarily using significant other observable inputs (Level 2). In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. See Note 8. Interest Rate Swaps.

The majority of inputs into the valuations of the Company’s interest rate derivatives include market-observable data such as interest rate curves, volatilities, and information derived from, or corroborated by market-observable data. Additionally, a specific unobservable input used by the Company in determining the fair value of its interest rate derivatives is an estimation of current credit spreads to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The inputs utilized for the Company’s own credit spread are based on implied spreads from its privately placed debt securities with an established trading market. For counterparties with publicly available credit information, the credit spreads over the London Interbank Offered Rate (“LIBOR”) used in the calculations represent implied credit default swap spreads obtained from a third party credit data provider. Once these spreads have been obtained, they are used in the fair value calculation to determine the credit valuation adjustment (“CVA”) component of the derivative valuation. The Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

The CVAs associated with the Company’s derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. If the CVA is a significant component of the derivative valuation, the Company will classify the fair value of the derivative as a Level 3 measurement. If required, any transfer between Level 2 and Level 3 will occur at the end of the reporting period. At June 30, 2016 and December 31, 2015, the Company has assessed the significance of the impact of the CVAs on the overall valuation of its derivative positions and has determined that the CVAs are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified as Level 2 measurements.

Available-for-Sale Securities—The Company’s available-for-sale securities relate to its investment in convertible notes with an equity method investee. The convertible notes are recorded at fair value through adjustments to other comprehensive income (loss). The fair value of the convertible notes is classified as a Level 3 measurement due to the significance of unobservable inputs which utilize company-specific information. The Company uses an income approach to value the notes’ fixed income component and the Black-Scholes model to value the conversion feature. Key inputs to the Black-Scholes model include the underlying security value, strike price, volatility, time-to-maturity and risk-free rate. See Note 5. Investments.

Fair Value of Debt Instruments—The carrying value and fair value of UCI’s debt instruments as of June 30, 2016 and December 31, 2015 are set out in the following tables. The fair values of the credit facilities are based on market prices (Level 1). The fair values of the senior notes are based on industry curves based on credit rating (Level 2). The accounts receivable facility carrying value approximates fair value (Level 1).

	As of June 30, 2016
	Carrying Value	Fair Value
Bank senior secured revolving credit facility maturing in 2018	$—	$—
Incremental bank senior secured term loan facility maturing in 2020	1,205,000	1,200,500
Replacement bank senior secured term loan facility maturing in 2020	3,278,500	3,266,200
Senior notes—8.5% due 2021	401,100	418,900
Senior secured notes—6.75% due 2022	1,107,300	1,171,900
Senior secured notes—5.125% due 2023	1,197,100	1,191,200
Senior secured notes—5.125% due 2025	1,549,700	1,534,200
Accounts receivable facility maturing in 2018	238,000	238,000

	$8,976,700	$9,020,900

	As of December 31, 2015
	Carrying Value	Fair Value
Bank senior secured revolving credit facility maturing in 2018	$—	$—
Incremental bank senior secured term loan facility maturing in 2020	1,211,000	1,182,300
Replacement bank senior secured term loan facility maturing in 2020	3,294,600	3,220,400
Senior notes—8.5% due 2021	817,600	836,500
Senior secured notes—6.75% due 2022	1,107,000	1,140,000
Senior secured notes—5.125% due 2023	1,196,800	1,149,700
Senior secured notes—5.125% due 2025	1,549,000	1,479,300
Accounts receivable facility maturing in 2018	100,000	100,000

	$9,276,000	$9,108,200

Redeemable noncontrolling interest—The fair value of the redeemable noncontrolling interests at June 30, 2016 is $37.6 million and is based on Level 3 inputs. The fair value was measured using a discounted cash flow methodology. A third-party valuation firm assisted the Company in estimating the fair value. Significant inputs to the discounted cash flow analysis included forecasted operating results, discount rate and terminal value. The redeemable noncontrolling interests include a $2.2 million net loss attributable to these interests.

Intangible assets—During the six months ended June 30, 2015, the Company recorded a non-cash impairment loss of $47.7 million related to the write-down of broadcast licenses and $4.0 million related to the write-down of a trade name. The fair value of broadcast licenses is determined using the direct valuation method which is classified as a Level 3 measurement. For trade names the Company assesses recoverability either quantitatively or qualitatively by utilizing a relief from royalty framework to determine the estimated fair value for each indefinite-lived intangible asset which is classified as a Level 3 measurement.

5.	Investments

The carrying value of the Company’s unconsolidated investments is as follows:

	June 30, 2016	December 31, 2015
Investments in equity method investees	$158,800	$158,900
Cost method investments	4,200	4,200

	$163,000	$163,100

Investments in equity method investees primarily include UCI’s investment in Fusion Media Network, LLC (“Fusion”), a joint venture with Walt Disney Company’s ABC News (“Disney/ABC News”), which is a 24-hour English language news and lifestyle TV and digital network targeted at young English-speaking Hispanics and their peers, and UCI’s investment in El Rey Holdings LLC (“El Rey”), which owns and operates, among other assets, the El Rey television network, a 24-hour English-language general entertainment cable network targeting young adult audiences. Cost method investments primarily include UCI’s investment in Entravision. The table above does not include a 40.5% investment that the Company has in the Onion. Due to its control the Company consolidated the Onion from its acquisition on January 15, 2016.

Fusion

On April 21, 2016, UCI agreed to purchase all of Disney/ABC News’ interest in Fusion and terminate the joint venture. The purchase was completed on August 31, 2016 for nominal consideration. Certain support functions previously provided by Disney/ABC News transitioned to UCI on the date of the agreement. The Fusion linear network launched in October 2013. Prior to the acquisition, UCI held a 50% noncontrolling interest in the joint venture, which was accounted for as an equity method investment.

During the six months ended June 30, 2016, UCI contributed $5.0 million to Fusion in fulfillment of UCI’s contractual obligation under the investment agreement. The $5.0 million contribution had been accrued as an equity investment liability during 2015 due to UCI’s share of Fusion’s net losses exceeding UCI’s equity investment in Fusion as of December 31, 2015. At June 30, 2016, UCI’s investment balance in Fusion is zero and UCI did not record losses associated with its Fusion investment during the six months ended June 30, 2016. During the six months ended June 30, 2015, as part of a capital investment by the two joint venture partners, the Company invested $11.5 million in Fusion for general use and $5.6 million for use solely in the development of Fusion’s digital business. During the six months ended June 30, 2015, the Company recognized a loss of $12.9 million related to its share of Fusion’s net losses.

El Rey

El Rey was formed in May 2013, and the El Rey television network launched in December 2013. On May 14, 2013, UCI invested approximately $2.6 million for a 4.99% equity and voting interest in El Rey. Additionally, UCI invested approximately $72.4 million in the form of a convertible note subject to restrictions on transfer. The convertible note is a twelve year note that bears interest at 7.5%. Interest is added to principal as it accrues annually. The terms of the convertible note provide that a portion of the initial principal of the note may be converted into equity after two years and the entire initial principal may be converted following four years after the launch of the network; provided that the maximum voting interest for UCI’s combined equity interest cannot exceed 49% for the first six years after the network’s launch. In November 2014, UCI invested an additional $25 million in El Rey in the form of a convertible note on the same terms as the original convertible note as contemplated under the El Rey limited liability company agreement. On February 23, 2015, UCI invested an additional $30 million in exchange for a ten year convertible note with substantially the same terms as the original note, except that (i) the conversion of the new note will be based upon a $0.40 / unit conversion price (as opposed to a $1.00 / unit conversion price for the original notes), (ii) the note bears interest at 7.4% per annum, and (iii) following conversion, the units received in respect of the new note are entitled to proceeds in a priority position as compared to the units received in respect of the original and additional notes and are also entitled to a specified additional return once the investment on the original and additional notes is recouped. For a period following December 1, 2020 UCI has a right to call, and the initial majority equity owners have the right to put, in each case at fair market value, a portion of such owners’ equity interest in El Rey. For a period following December 1, 2023 UCI has a similar right to call, and such owners have a similar right to put, all of such owners’ equity interest in El Rey. To date UCI has not exercised any of its conversion rights under any of the notes.

UCI accounts for its equity investment under the equity method of accounting due to the fact that although UCI has less than a 20% interest, it exerts significant influence over El Rey. UCI’s share of earnings and losses is recorded based on contractual liquidation rights and not on relative equity ownership. To the extent that UCI’s share of El Rey’s losses exceeds UCI’s equity investment; UCI reduces the carrying value of its investment in El Rey’s convertible notes. As a result, the carrying value of UCI’s equity investment in El Rey does not equal UCI’s proportionate ownership in El Rey’s net assets. During the six months ended June 30, 2016 and 2015, the Company recognized a loss of $8.2 million and $9.5 million, respectively, related to its share of El Rey’s net losses.

The El Rey convertible notes are debt securities which are classified as available-for-sale securities. For the six months ended June 30, 2016, the Company recorded unrealized gains of approximately $2.8 million to other comprehensive income to adjust the convertible debt, including all interest, to their fair value of $157.0 million. For the six months ended June 30, 2015, the Company recorded unrealized gains of approximately $46.7 million to other comprehensive income to adjust the convertible debt, including all interest, to their fair value of $145.5 million. During the six months ended June 30, 2016 and 2015, the Company recorded interest income of $5.3 million and $4.7 million, respectively, related to the convertible debt. As of June 30, 2016 and December 31, 2015, the net investment balance was $157.0 million.

Entravision

At June 30, 2016, the Company had 9.4 million shares of Entravision Communications Corporation (“Entravision”) Class U shares which have limited voting rights and are not publicly traded but are convertible into Class A common stock. The investment is reviewed for impairment when events or circumstances indicate that there may be a decline in fair value that is other than temporary. The fair value of the Company’s investment in Entravision is based on Level 1 inputs. The Company monitors Entravision’s Class A common stock, which is publicly traded, as well as Entravision’s financial results, operating performance and the outlook for the media industry in general for indicators of impairment. The fair value of the Company’s investment in Entravision was approximately $62.9 million at June 30, 2016 based on the market value of Entravision’s Class A common stock on that date.

The Onion

On January 15, 2016, UCI acquired a 40.5% interest in the Onion, a digital media company with comedy brands that include The Onion, for $27.1 million. In addition, (i) UCI obtained an annual call right for the remaining equity interests exercisable April 2016 through April 2019 and (ii) the holders of the remaining equity interests have a put right exercisable annually in June 2018 and June 2019. The consideration for the remaining interest will be determined in the future as provided in the transaction agreements. The maximum consideration for the remaining equity interests under these rights is approximately $50.0 million. As the put right exercisable by the holders of the remaining equity interests either for cash or other assets is outside of UCI’s control, this noncontrolling interest is presented as redeemable noncontrolling interest outside of permanent equity on the Company’s consolidated balance sheet. These interests are classified as mezzanine equity and measured at the greater of estimated redemption value at the end of each reporting period or the historical cost basis of the noncontrolling interests adjusted for cumulative earnings allocations. The resulting increases or decreases in the estimated redemption amount are affected by corresponding charges against retained earnings, or in the absence of retained earnings, additional paid-in-capital. Due to its control the Company consolidated the Onion from its acquisition on January 15, 2016.

6.	Related Party Transactions

Original Sponsors

Management Fee Agreement

The Company and affiliates of the Original Sponsors entered into a sponsor management agreement with UCI (the “Sponsor Management Agreement”) under which certain affiliates of the Original Sponsors provide UCI with management, consulting and advisory services. Effective as of March 31, 2015, the Company and UCI entered into an agreement with affiliates of the Original Sponsors to terminate the Sponsor Management

Agreement. Under this agreement, UCI agreed to pay a reduced termination fee and the reduced quarterly service fees referenced below in full satisfaction of its obligations to the affiliates of Original Sponsors under the Sponsor Management Agreement. Pursuant to such termination agreement, the Company paid a termination fee of $112.4 million on April 14, 2015 to affiliates of the Original Sponsors and continued to pay the reduced quarterly aggregate service fee described below until December 31, 2015. Prior to entering into the termination agreement effective March 31, 2015, the quarterly aggregate service fee was 1.3% of operating income, and commencing with the second quarter of 2015, 1.26% of operating income, in each case before depreciation and amortization, subject to certain adjustments. As of January 1, 2016, the Company no longer incurs any management fees. The management fee for the six months ended June 30, 2015 was $7.8 million which is included in selling, general and administrative expenses on the consolidated statement of operations.

Other Agreements and Transactions

Univision has a consulting arrangement with an entity controlled by the Chairman of the Board of Directors. No compensation expense was recognized during the six months ended June 30, 2016 or 2015.

Pursuant to the Principal Investor Agreement (the “PIA”), dated as of December 20, 2010) entered into by the Company and UCI with the Original Sponsors and Televisa, the Company’s Board of Directors and any observers to the Board of Directors are entitled to reimbursement by the Company of any reasonable out-of-pocket expenses incurred by such observers or directors in connection with attending any meeting of the Board of Directors or any committee thereof. Pursuant to the PIA, the Original Sponsors and Televisa are entitled to reimbursement by the Company for any reasonable costs and expenses incurred in connection with (i) exercising or enforcing their rights under the Company’s governing documents and (ii) amending the Company’s governing documents. There were no significant out-of-pocket expenses for the six month periods ended June 30, 2016 and 2015.

The Original Sponsors are private investment firms that have investments in companies that may do business with UCI. No individual Original Sponsor has a controlling ownership interest in UCI. The Original Sponsors have controlling ownership interests or ownership interests with significant influence with companies that do business with UCI.

UCI aired the first season of a musical competition television show, La Banda, on the Univision Network from September to December 2015, and renewed the show for a second season, pursuant to an arrangement with the owners of the rights to the program, including an entity controlled by Saban Capital Group, Inc. In connection with this arrangement, the owners of the program have granted to Televisa certain broadcast rights in Mexico to the show, together with certain format and exploitation rights.

Televisa

Program License Agreement (as amended, the “PLA”)

UCI’s PLA with Televisa was amended on July 1, 2015, effective January 1, 2015. Pursuant to the program license agreement entered into effective 2011 (the “2011 PLA”) and a predecessor program license agreement (the “Prior PLA”) between Televisa and UCI, UCI committed to provide future advertising and promotion time at no charge to Televisa and this obligation remains in effect subject to an annual right to reduce the minimum amount committed by UCI for that year. The book value remaining under these commitments as of June 30, 2016 and December 31, 2015 was $516.5 million and $547.4 million, respectively, based on the fair value of UCI’s advertising commitments at the dates the Prior PLA and the 2011 PLA were entered into. For the six months ended June 30, 2016 and 2015, the Company recognized revenue of $30.9 million and $29.7 million, respectively, based on the fair value of UCI’s advertising commitments at the dates the Prior PLA and the 2011 PLA were entered into.

For the six months ended June 30, 2016 and 2015, the Company’s license fees to Televisa were $147.1 million and $129.2 million, respectively. The license fees are included in direct operating expenses on the consolidated statement of operations. The Company had accrued license fees to Televisa of $43.6 million and $33.7 million as of June 30, 2016 and December 31, 2015, respectively.

Memorandum of Understanding, Conversion of Debentures and Related Fee

On July 1, 2015, the Company and Televisa entered into a Memorandum of Understanding (“MOU”). Under the terms of the MOU, Univision and Televisa have agreed to the following: (i) Federal Communications Commission (“FCC”) Matters—Televisa and Univision agreed jointly to file a petition for declaratory ruling with the FCC seeking (a) an increase in the authorized aggregate foreign ownership of Univision’s issued and outstanding shares of common stock from 25% to 49% and (b) to authorize Televisa to hold up to 40% of Univision’s issued and outstanding shares of common stock (in both cases on a voting and an equity basis). Univision and Televisa have filed this petition. In addition, Univision agreed that, after its Original Sponsors have sold 75% of their common stock, Univision will file an application for any required FCC approval of a transfer of control of Univision to the public stockholders or as otherwise may be required; (ii) Equity Capitalization Amendment—The equity capitalization of Univision will be adjusted to realign the economic and voting interests of Televisa and Univision’s other stockholders prior to Univision’s proposed initial public offering. As a result, Televisa will hold common stock with approximately 22% of the voting rights of Univision’s common stock and may obtain additional voting rights depending on its future equity ownership and the outcome of the FCC petition process described above. The classes of Univision’s shares of common stock to be held by Televisa will also provide Televisa the right to designate a minimum number of directors to Univision’s board of directors; and (iii) Conversion of Debentures—Televisa agreed to convert $1.125 billion of the Company’s debentures into 4,858,485 equity-classified warrants. The conversion of the debentures into equity-classified warrants was completed on July 15, 2015. The conversion, including the conversion ratio, was contemplated by the debentures. The Company induced Televisa to convert their debentures by paying Televisa $135.1 million as a one-time payment. The Company utilized cash including the restricted cash of $92.7 million which had collateralized the letter of credit, in partial payment of the inducement. The remaining cash came from operations.

Technical Assistance Agreement

In connection with its investment in Univision, Televisa entered into an agreement with Univision and UCI under which Televisa provides UCI with technical assistance related to UCI’s business. Effective as of March 31, 2015, the Company and UCI entered into an agreement with Televisa to terminate the technical assistance agreement. Under this agreement, UCI agreed to pay a reduced termination fee and the increased quarterly service fees referenced below in full satisfaction of UCI’s obligations to Televisa under the technical assistance agreement. Pursuant to such termination agreement, the Company paid a termination fee of $67.6 million on April 14, 2015 to Televisa and continued to pay the increased quarterly service fee described below until December 31, 2015. Prior to entering into the termination agreement effective March 31, 2015, the quarterly fee was 0.7% of operating income, and commencing with the second quarter of 2015, 0.74% of operating income, in each case, before depreciation and amortization, subject to certain adjustments, as well as reimbursement of out-of-pocket expenses. As of January 1, 2016, the Company no longer incurs any technical assistance fees. The fees for the six months ended June 30, 2015 were $4.4 million. The technical assistance fees are included in selling, general and administrative expenses on the consolidated statement of operations.

Other Televisa Transactions

From time to time UCI enters into licensing agreements with respect to certain programming rights obtained by UCI from third parties and not covered by the program license agreement the parties entered into for UCI to license rights to broadcast Spanish-language programming in Mexico or the sales agency arrangement pursuant to which Televisa acts as a sales agent to sell or license Spanish-language programming outside of the United States and Mexico. In the six months ended June 30, 2016, UCI sublicensed certain rights in Mexico to sports programming to Televisa in exchange for $1.8 million, and authorization for UCI to sublicense certain rights outside of Mexico to a third party.

Fusion

In connection with its investment in Fusion, UCI provides certain facilities support and capital assets, engineering and operations support, field acquisition/newsgathering and business services (the “support services”). In return, UCI receives reimbursement of certain costs. During the six months ended June 30, 2016 and 2015, the Company recognized $4.7 million and $4.4 million, respectively. As of June 30, 2016 and December 31, 2015, the Company has a receivable of $2.0 million and $1.4 million, respectively, due from Fusion. The Company has recorded a liability of $20.4 million and $22.6 million as of June 30, 2016 and December 31, 2015, respectively, related to advance payments associated with the future use of certain facilities and capital assets. In addition, UCI licenses certain content and other intellectual property to Fusion on a royalty-free basis and UCI is reimbursed for third-party costs in connection with the use of such content. See Note 5. Investments in connection with the transition of additional support functions provided to Fusion.

El Rey

In connection with its investment in El Rey, UCI provides certain distribution, advertising sales and back office/technical services to El Rey for fees generally based on incremental costs incurred by UCI in providing such services, including compensation costs for certain dedicated UCI employees performing such services, an allocation of certain UCI facilities costs and a use fee during the useful life of certain UCI assets used by El Rey in connection with the provision of the services. UCI also receives an annual $3.0 million management fee which is recorded as a component of revenue. UCI has also agreed to provide certain English-language soccer programming in exchange for a license fee and promotional support to the El Rey television network. During the six months ended June 30, 2016 and 2015, the Company recognized $7.9 million and $7.5 million, respectively, for the management fee and reimbursement of costs. As of June 30, 2016 and December 31, 2015, the Company has a receivable of $2.3 million and $2.1 million, respectively, related to these management fees and reimbursement of costs.

7.	Debt

Long-term debt consists of the following:

	June 30, 2016	December 31, 2015
Bank senior secured revolving credit facility maturing in 2018	$—	$—
Incremental bank senior secured term loan facility maturing in 2020	1,205,000	1,211,000
Replacement bank senior secured term loan facility maturing in 2020	3,278,500	3,294,600
Senior notes—8.5% due 2021	401,100	817,600
Senior secured notes—6.75% due 2022	1,107,300	1,107,000
Senior secured notes—5.125% due 2023	1,197,100	1,196,800
Senior secured notes—5.125% due 2025	1,549,700	1,549,000
Accounts receivable facility maturing in 2018	238,000	100,000
Capital lease obligations	76,200	79,200

	9,052,900	9,355,200
Less current portion	(287,500)	(150,200)

Long-term debt and capital lease obligations	$8,765,400	$9,205,000

Recent Financing Transactions

Partial Redemption of 2021 Senior Notes

On May 18, 2016, UCI redeemed $415.0 million aggregate principal amount of its 8.5% senior notes due 2021 (the “2021 senior notes”) at a redemption price equal to 104.25% of the aggregate principal amount of the 2021 senior notes redeemed, plus accrued and unpaid interest thereon to the redemption date. At June 30, 2016, the outstanding principal balance of the 2021 senior notes was $400.0 million and the remaining unamortized premium and deferred financing costs were $1.1 million.

April 2016 Modification to the September 2015 Amendment to the Credit Agreement

On September 3, 2015, UCI entered into an amendment of the credit agreement governing UCI’s senior secured credit facility and senior secured term loan facility, which are referred to collectively as the “senior secured credit facilities.” On December 11, 2015, the amendment was modified to extend the expiration date from December 15, 2015 to April 30, 2016. On April 30, 2016, the amendment was further modified to (i) extend the expiration date of the amendment from April 30, 2016 to December 15, 2016 and (ii) to make certain other changes to the conditions precedent to the effectiveness of the amendment (as described below).

The amendment replaces UCI’s existing revolving credit facility with a new revolving credit facility the aggregate amount of which will be increased to $850.0 million and the maturity date for which will be extended from March 1, 2018 to the five-year anniversary of the date that the borrowing capacity is increased (subject to an earlier maturity date of 91 days prior to the March 1, 2020 maturity date of the current term loans if more than $1.5 billion of the current term loans have not been refinanced to have a longer maturity date). The new revolving credit facility will bear interest at a floating rate, which can either be an adjusted LIBOR rate plus an applicable margin (ranging from 200 to 250 basis points), or, at the Company’s option, an alternate base rate (defined as the highest of (x) the Deutsche Bank AG New York Branch prime rate, (y) the federal funds effective rate plus 0.50% per annum and (z) the one-month adjusted LIBOR rate plus 1%) plus an applicable margin (ranging from 100 to 150 basis points). The amendment, as modified on April 30, 2016, is contingent upon Univision’s proposed initial public offering being consummated prior to December 15, 2016, and either (x) the application of certain specified use of proceeds of Univision’s proposed initial public offering or (y) compliance with certain leverage ratio or debt reduction tests and other customary conditions.

The credit agreement governing UCI’s senior secured credit facilities also provides that UCI may increase its existing revolving credit facilities and/or term loans facilities by up to $750.0 million if certain conditions are met, and after giving effect to the amendment, UCI will have in aggregate made $700.0 million of such increases to its existing revolving credit facilities and term loans facilities.

Loss on Extinguishment of Debt

For the six months ended June 30, 2016 and 2015, the Company recorded a loss on extinguishment of debt of $16.3 million and $131.8 million, respectively, as a result of refinancing UCI’s debt. The loss includes a premium, fees, the write-off of certain unamortized deferred financing costs and the write-off of certain unamortized discount and premium related to instruments that were repaid.

Debt Instruments

The following table details the balance of the Company’s current and long-term debt instruments as of June 30, 2016:

	Principal	Unamortized (Deferred Financing Costs) and Premium/(Discount)	Carrying Value
Bank senior secured revolving credit facility maturing in 2018	$—	$—	$—
Incremental bank senior secured term loan facility maturing in 2020	1,208,600	(3,600)	1,205,000
Replacement bank senior secured term loan facility maturing in 2020	3,290,100	(11,600)	3,278,500
Senior notes—8.5% due 2021	400,000	1,100	401,100
Senior secured notes—6.75% due 2022	1,107,900	(600)	1,107,300
Senior secured notes—5.125% due 2023	1,200,000	(2,900)	1,197,100
Senior secured notes—5.125% due 2025	1,560,000	(10,300)	1,549,700
Accounts receivable facility maturing in 2018	238,000	—	238,000

	$9,004,600	$(27,900)	$8,976,700

The borrowing capacity under the revolving credit facility is $550.0 million. At June 30, 2016, there were no loans outstanding on the revolving credit facility. At June 30, 2016, after giving effect to borrowings and outstanding letters of credit of $20.4 million, UCI has $529.6 million available on the revolving credit facility. For the six months ended June 30, 2016, the effective interest rate related to UCI’s senior secured term loans in total was 4.77%, including the impact of the interest rate swaps, and 4.05% excluding the impact of the interest rate swaps. The accounts receivable facility is comprised of a $100.0 million term component and a $300.0 million revolving component subject to the availability of qualifying receivables. At June 30, 2016, the amount outstanding under the accounts receivable facility was $238.0 million and the interest rate was 2.71%.

In connection with the Company’s adoption of ASU 2015-03, approximately $53.7 million of deferred financing costs are presented as a direct reduction of the Company’s long-term debt in the consolidated balance sheets as of June 30, 2016. At June 30, 2016 and December 31, 2015, Other Assets includes $13.2 million and $16.6 million of deferred financing costs related to the Company’s revolving credit facilities.

8.	Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. These interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. UCI has agreements with each of its interest rate swap counterparties which provide that UCI could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to UCI’s default on the indebtedness.

For interest rate swap contracts accounted for as cash flow hedges, the effective portion of the change in fair value is recorded in accumulated other comprehensive loss (“AOCL”), net of tax, and is reclassified to earnings as an adjustment to interest expense in the same period or periods that the hedged transactions impact earnings. The ineffective portion of the change in fair value, if any, is recorded directly to current period earnings. For interest rate swap contracts not designated as hedging instruments, the interest rate swaps are marked to market with the change in fair value recorded directly in earnings. UCI does not enter into interest rate swap contracts for speculative purposes. The Company, however, had three interest rate swap contracts related to dedesignated hedges that were not accounted for as cash flow hedges. These three contracts matured in June 2016.

UCI’s current interest rate swap contracts as discussed below effectively convert the interest payable on $2.5 billion of variable rate debt into fixed rate debt, at a weighted-average rate of approximately 2.25% through the expiration of the term loans in the first quarter of 2020.

Some interest rate swap contracts were originally designated in cash flow hedging relationships, but the Company ceased applying cash flow hedge accounting as a result of UCI refinancing the senior secured term loans. Subsequent to the discontinuation of cash flow hedge accounting, those interest rate swap contracts were marked to market, with the change in fair value recorded directly in earnings. The unrealized gain/loss up to the point cash flow hedge accounting was discontinued is amortized from AOCL into earnings.

Derivatives Designated as Hedging Instruments

As of June 30, 2016, the Company has two effective cash flow hedges, outlined below, which mature in February 2020.

	Number of Instruments	Notional
Interest Rate Derivatives
Interest Rate Swap Contracts	2	$2,500,000,000

Derivatives Not Designated as Hedging Instruments

The Company had three derivatives not designated as hedges, outlined below, which matured in June 2016.

	Number of Instruments	Notional
Interest Rate Derivatives
Interest Rate Swap Contracts	3	$2,500,000,000

The effective notional amount of the above three instruments was zero. Two swaps had a combined notional amount of $1.25 billion and paid fixed interest and received floating interest, while the third had a notional amount of $1.25 billion and received an offsetting amount of fixed interest while paying floating interest.

Impact of Interest Rate Derivatives on the Consolidated Financial Statements

The table below presents the fair value of the Company’s derivative financial instruments (both designated and non-designated), as well as their classification on the consolidated balance sheets:

	Consolidated Balance Sheet Location	As of June 30, 2016	As of December 31, 2015
Derivatives Designated as Hedging Instruments
Interest Rate Swaps—Non-Current Liability	Other long-term liabilities	$89,000	$55,500
Derivatives Not Designated as Hedging Instruments
Interest Rate Swaps—Current Asset	Prepaid expenses and other	—	400
Interest Rate Swaps—Current Liability	Accounts payable and accrued liabilities	—	6,000

The Company does not offset the fair value of interest rate swaps in an asset position against the fair value of interest rate swaps in a liability position on the balance sheet. As of June 30, 2016, UCI has not posted any collateral related to any of the interest rate swap contracts. If UCI had breached any of these default provisions at June 30, 2016, it could have been required to settle its obligations under the agreements at their termination value of $93.6 million.

The table below presents the effect of the Company’s derivative financial instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the six months ended June 30, 2016 and 2015:

Derivatives Designated as Cash Flow Hedges	Amount of Gain or (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion)(a)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	2016	2015		2016	2015		2016	2015

For the six months ended June 30,
Interest Rate Swaps	$(49,200)	$(23,800)	Interest expense	$(25,800)	$(25,800)	Other	$(100)	$(100)

(a)

The amount of gain or (loss) reclassified from AOCL into income includes amounts that have been reclassified related to current effective hedging relationships as well as amortizing AOCL amounts related to discontinued cash flow hedging relationships. For the six months ended June 30, 2016 and 2015, the Company amortized $9.6 million and $9.7 million, respectively, of net unrealized losses on hedging activities from accumulated other comprehensive loss into interest expense.

During the next twelve months, from June 30, 2016, approximately $25.9 million of net unrealized losses will be amortized to interest expense (inclusive of the amounts being amortized related to discontinued cash flow hedging relationships).

9.	Earnings (Loss) Per Share

The table below presents a reconciliation of net income (loss) attributable to Univision Holdings, Inc. and weighted average shares outstanding used in the calculation of basic and diluted earnings (loss) per share (“EPS”).

	Six Months Ended June 30,
	2016	2015
Net income (loss) attributable to Univision Holdings, Inc. for basic and diluted EPS	$141,400	$(177,700)

Weighted average shares outstanding for basic EPS	11,118	10,809
Dilutive effect of warrants	4,591	—
Dilutive effect of equity awards	93	—

Weighted average shares outstanding for diluted EPS	15,802	10,809

Basic EPS is calculated by dividing net income (loss) attributable to Univision Holdings, Inc. by the weighted average number of shares of common stock outstanding. The diluted EPS calculation includes the dilutive effect of the Company’s convertible debentures, warrants, and shares issuable under the Company’s equity-based compensation plans.

Approximately 0.6 million shares for the six months ended June 30, 2016 and 0.5 million shares for the six months ended June 30, 2015 which are issuable under the Company’s equity-based compensation plans are excluded from the calculation of diluted EPS because their inclusion would have been anti-dilutive.

On July 15, 2015, the Company’s debentures which were owned by Televisa were converted into warrants and Televisa exercised 267,532 warrants and received an equivalent number of shares of Class C Common Stock. At June 30, 2016, Televisa holds 4,590,953 warrants which are recorded in additional paid-in-capital. The warrants are included in diluted earnings per share to the extent they are dilutive. Prior to their conversion, the Company’s debentures were anti-dilutive during the six months ended June 30, 2015 and their associated 4.9 million shares were excluded from the calculation of diluted EPS.

10.	Comprehensive Income (Loss)

Comprehensive income (loss) is reported in the Consolidated Statements of Comprehensive Income (Loss) and consists of net income (loss) and other gains (losses) that affect stockholders’ equity but, under GAAP, are excluded from net income (loss). For the Company, items included in other comprehensive income (loss) are foreign currency translation adjustments, unrealized gain (loss) on hedging activities, the amortization of unrealized loss on hedging activities and unrealized gain on available for sale securities.

The following tables present the changes in accumulated other comprehensive income (loss) by component. All amounts are net of tax.

	Gains and (Losses) on Hedging Activities	Gains and (Losses) on Available for Sale Securities	Currency Translation Adjustment	Total
Balance as of December 31, 2014	$(69,200)	$36,500	$(2,600)	$(35,300)

Other comprehensive (loss) income before reclassifications	(4,700)	28,400	(500)	23,200
Amounts reclassified from accumulated other comprehensive loss	5,900	—	—	5,900

Net other comprehensive income (loss)	1,200	28,400	(500)	29,100

Balance as of June 30, 2015	$(68,000)	$64,900	$(3,100)	$(6,200)

	Gains and (Losses) on Hedging Activities	Gains and (Losses) on Available for Sale Securities	Currency Translation Adjustment	Total
Balance as of December 31, 2015	$(69,900)	$78,100	$(4,100)	$4,100

Other comprehensive (loss) income before reclassifications	(20,200)	1,800	(300)	(18,700)
Amounts reclassified from accumulated other comprehensive loss	5,800	—	—	5,800

Net other comprehensive (loss) income	(14,400)	1,800	(300)	(12,900)

Balance as of June 30, 2016	$(84,300)	$79,900	$(4,400)	$(8,800)

The following table presents the activity within other comprehensive income (loss) and the tax effect related to such activity.

	2016			2015
	Pretax	Tax (provision) benefit	Net of tax	Pretax	Tax (provision) benefit	Net of tax
For the six months ended June 30,
Unrealized loss on hedging activities	$(33,000)	$12,800	$(20,200)	$(7,700)	$3,000	$(4,700)
Amortization of unrealized loss on hedging activities	9,600	(3,800)	5,800	9,700	(3,800)	5,900
Unrealized gain on available for sale securities	2,800	(1,000)	1,800	46,800	(18,400)	28,400
Currency translation adjustment	(300)	—	(300)	(500)	—	(500)

Other comprehensive (loss) income	$(20,900)	$8,000	$(12,900)	$48,300	$(19,200)	$29,100

Amounts reclassified from accumulated other comprehensive loss related to hedging activities are recorded to interest expense. See Note 8. Interest Rate Swaps for further information related to amounts reclassified from accumulated other comprehensive loss.

11.	Income Taxes

The Company’s current estimated effective tax rate as of June 30, 2016 was approximately 36%, which differs from the statutory rate primarily due to permanent tax differences and discrete items, partially offset by the impact of state and local taxes. The Company’s estimated effective tax rate as of June 30, 2015 was approximately 17%, which differs from the statutory rate primarily due to permanent tax differences and discrete items, partially offset by the impact of state and local taxes.

The effective tax rate is based on expected income or losses, statutory tax rates and tax planning opportunities applicable to the Company. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income or loss for the full year and records a quarterly income tax provision or benefit in accordance with the anticipated annual rate adjusted for discrete items. As the year progresses, the Company refines the estimates of the year’s taxable income or loss as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision or benefit during the quarter in which the change in estimate occurs so that the year-to-date provision or benefit reflects the expected annual tax rate. Significant judgment is required in determining the effective tax rate and in evaluating the tax positions.

The Company had total gross unrecognized tax benefits of $24.5 million as of June 30, 2016, which would impact the effective tax rate, if recognized. The Company recognizes interest and penalties, if any, related to uncertain income tax positions in income tax expense. As of June 30, 2016, the Company has approximately $6.4 million of accrued interest and penalties related to uncertain tax positions.

The Company is subject to U.S. federal income tax as well as multiple state jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2014. The Company has concluded substantially all income tax matters for all major jurisdictions through 2010.

12.	Share-Based Compensation

On December 1, 2010, Univision established the 2010 Equity Incentive Plan (the “2010 Plan”), which was adopted to attract, retain and motivate officers and employees of, consultants to, and non-employee directors of the Company. During the second quarter of 2016, the number of authorized shares under the 2010 Plan was increased by 207,110 to 900,671.

During the six months ended June 30, 2016 and 2015, the Company recorded share-based compensation expense of $10.2 million and $8.2 million, respectively.

Compensation expense relating to share-based payments is recognized in earnings using a fair-value measurement method. The Company uses the straight-line attribution method of recognizing compensation expense over the vesting period. The estimated fair value of employee awards is expensed on a straight-line basis over the period from grant date through the requisite service period which is generally the vesting period.

Stock Options

A summary of stock options as of June 30, 2016 and the changes during six months then ended is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Balance at December 31, 2015	443,078	$279.21
Granted	145,597	$323.96
Exercised	—	—
Forfeited, canceled, or expired	(9,599)	$286.92

Outstanding at June 30, 2016	579,076	$290.33	3.7	$31,600

Exercisable at June 30, 2016	393,481	$278.70		$25,900

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2016 was $156.97. The Company’s stock options vest over periods of between three and five years. Total unrecognized compensation cost related to unvested stock option awards as of June 30, 2016 is $25.7 million, which is expected to be recognized over a weighted-average period of 3.0 years.

For grants made during the six months ended June 30, 2016, the volatility was 52.0%, the dividend yield was 0.00%, the expected term was 10.0 years, and the risk-free interest rate was 1.72%. The Company calculated volatility based on an assessment of volatility for the Company’s selected peer group, adjusted for the Company’s leverage.

Restricted Stock Units

The following table presents the changes in the number of restricted stock unit awards during the six months ended June 30, 2016:

	Restricted Stock Unit Awards	Weighted Average Price
Outstanding at December 31, 2015	63,268	$396.46
Granted	54,644	$323.96
Issued	—	—
Surrendered/Canceled	(3,560)	$225.01

Outstanding at June 30, 2016	114,352	$288.60

The restricted stock unit awards vest over periods of between three and four years from the date of grant. The fair value of restricted stock units awarded to employees is measured at estimated intrinsic value at the date of grant. The weighted-average grant-date fair value of restricted stock units granted during the six months ended June 30, 2016 was $323.96. Total unrecognized compensation cost related to unvested restricted stock units as of June 30, 2016 is $24.8 million, which is expected to be recognized over a weighted-average period of 2.3 years.

13.	Contingencies and Commitments

Contingencies

The Company maintains insurance coverage for various risks, where deemed appropriate by management, at rates and terms that management considers reasonable. The Company has deductibles for various risks, including those associated with windstorm and earthquake damage. The Company self-insures its employee medical benefits and its media errors and omissions exposures. In management’s opinion, the potential exposure in future periods, if uninsured losses were to be incurred, should not be material to the consolidated financial position or results of operations.

The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with law or regulations in jurisdictions in which the Company operates.

The Company establishes reserves for specific liabilities in connection with regulatory and legal actions that the Company deems to be probable and estimable. The Company believes the amounts accrued in its financial statements are sufficient to cover all probable liabilities. In other instances, the Company is not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the Company’s financial condition or result of operations.

On June 30, 2015, Miss Universe LP and Donald J. Trump filed a complaint against UCI in New York State Supreme Court claiming damages of $500 million in connection with UCI’s decision to end its business relationship with the Miss Universe LP organization as result of Mr. Trump’s remarks about Mexican immigrants, among other things. On July 10, 2015, UCI removed the case to the United States District Court for the Southern District of New York. Miss Universe and Mr. Trump filed an amended complaint on November 6, 2015. The amended complaint contains claims for breach of contract, intentional interference with contractual relationships, and defamation. On December 4, 2015, UCI filed a motion to dismiss the amended complaint. On February 11, 2016, the Company settled this litigation and the parties released and discharged all claims and counterclaims. The related expense was not material to the Company’s consolidated financial statements and was recorded in the consolidated financial statements for the year ended December 31, 2015 and paid during the three months ended March 31, 2016.

Commitments

In the normal course of business, UCI enters into multi-year contracts for programming content, sports rights, research and other service arrangements and in connection with joint ventures.

UCI has long-term operating leases expiring on various dates for office, studio, automobile and tower rentals. UCI’s operating leases, which are primarily related to buildings and tower properties, have various renewal terms and escalation clauses. UCI also has long-term capital lease obligations for land and facilities and for its transponders that are used to transmit and receive its network signals.

14.	Segments

The Company’s segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities that are reviewed by the Company’s chief operating decision maker. The Company evaluates performance based on several factors. In addition to considering primary financial measures including revenue, management evaluates operating performance for planning and forecasting future business operations by considering Adjusted OIBDA (as defined below). Adjusted OIBDA eliminates the effects of certain items the Company does not consider indicative of its core operating performance.

Based on its customers and type of content, the Company has operations in two segments, Media Networks and Radio. The Company’s principal segment is Media Networks, which includes Univision Network; UniMás; nine cable networks, including Galavisión and Univision Deportes Network; and the Company’s owned and operated television stations. The Media Networks segment also includes digital properties consisting of online and mobile websites and applications including Univision.com and Univision Now, a direct-to-consumer internet subscription service. In addition the Company made a series of strategic investments in digital assets that target multicultural and young, diverse audiences including The Root and The Onion and has agreed to acquire all of the Company’s joint venture partner’s interest in Fusion, including its digital properties. The Radio segment includes the Company’s owned and operated radio stations; Uforia, a comprehensive digital music platform; and any audio-only elements of Univision.com. Additionally, the Company incurs shared corporate expenses related to human resources, finance, legal and executive and certain assets separately from its two segments. The segments have separate financial information which is used by the chief operating decision maker to evaluate performance and allocate resources. The segment results reflect how management evaluates its financial performance and allocates resources and are not necessarily indicative of the results of operations that each segment would have achieved had they operated as stand-alone entities during the periods presented.

Adjusted OIBDA represents operating income before depreciation, amortization and certain additional adjustments to operating income. In calculating Adjusted OIBDA the Company’s operating income is adjusted for share-based compensation and other non-cash charges, restructuring and severance charges, management and technical assistance agreement fees as well as other non-operating related items.

Adjusted OIBDA is not, and should not be used as, an indicator of or alternative to operating income or net income (loss) as reflected in the consolidated financial statements. It is not a measure of financial performance under GAAP and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Since the definition of Adjusted OIBDA may vary among companies and industries, it should not be used as a measure of performance among companies.

Segment information is presented in the table below:

	Six Months Ended June 30,
	2016	2015
Revenue:
Media Networks	$1,329,000	$1,184,700
Radio	131,700	136,300

Consolidated	$1,460,700	$1,321,000

Depreciation and amortization:
Media Networks	$72,100	$70,500
Radio	4,800	4,100
Corporate	13,100	11,000

Consolidated	$90,000	$85,600

Operating income (loss):
Media Networks	$551,100	$508,000
Radio	33,600	(24,300)
Corporate	(76,000)	(259,100)

Consolidated	$508,700	$224,600

Adjusted OIBDA:
Media Networks	$631,700	$598,900
Radio	39,800	38,900
Corporate	(46,400)	(45,600)

Consolidated	$625,100	$592,200

Capital expenditures:
Media Networks	$31,900	$25,000
Radio	1,600	1,900
Corporate	10,300	18,500

Consolidated	$43,800	$45,400

	June 30, 2016	December 31, 2015
Total assets:
Media Networks	$8,155,600	$8,227,200
Radio	948,500	951,800
Corporate	868,700	889,400

Consolidated	$9,972,800	$10,068,400

Presented below on a consolidated basis is a reconciliation of net income (loss) attributable to Univision Holdings, Inc. which is the most directly comparable GAAP financial measure, to the non-GAAP term Adjusted OIBDA:

	Six Months Ended June 30,
	2016	2015
Net income (loss) attributable to Univision Holdings, Inc.	$141,400	$(177,700)
Net loss attributable to noncontrolling interest	(2,900)	(500)

Net income (loss)	138,500	(178,200)
Provision (benefit) for income taxes	77,900	(36,400)

Income (loss) before income taxes	216,400	(214,600)
Other expense (income):
Interest expense	260,500	281,200
Interest income	(5,400)	(4,700)
Amortization of deferred financing costs	8,000	7,800
Loss on extinguishment of debt(a)	16,300	131,800
Loss on equity method investments(b)	8,200	22,500
Other	4,700	600

Operating income	508,700	224,600
Depreciation and amortization	90,000	85,600
Impairment loss(c)	1,500	66,700
Restructuring, severance and related charges(d)	13,500	15,000
Share-based compensation(e)	10,200	8,200
Asset write-offs, net	—	1,000
Termination of management and technical assistance agreements	—	180,000
Management and technical assistance agreement fees(f)	—	12,200
Other adjustments to operating income(g)	1,200	(1,100)

Adjusted OIBDA	$625,100	$592,200

(a)	Loss on extinguishment of debt is a result of the Company’s and UCI’s refinancing transactions.
(b)	Loss on equity method investments relates primarily to El Rey in 2016 and primarily El Rey and Fusion in 2015.
(c)

During the six months ended June 30, 2016, the Company recorded a non-cash impairment loss of $1.5 million in the Media Networks segment, related to the write-down of program rights. During the six months ended June 30, 2015, the Company recorded a non-cash impairment loss of $66.7 million, which includes $54.1 million in the Radio segment and $12.6 million in the Media Networks segment. In the Radio segment, the Company recorded $47.7 million related to the write-down of broadcast licenses, $4.0 million related to the write-down of a trade name and $2.4 million related to the write-down of property held for sale. In the Media Networks segment, the Company recorded $6.5 million related to the write-down of property held for sale, $5.9 million related to the write-down of program rights, and $0.2 million related to the write-down of tangible assets.

(d)	Restructuring, severance and related charges primarily relate to broad-based cost-saving initiatives and severance charges.
(e)	Share-based compensation relates to employee equity awards.
(f)

Management and technical assistance agreement fees relate to management, consulting, advisory and technical assistance services provided by affiliates of the Original Sponsors and Televisa. Effective as of March 31, 2015 the Company and UCI entered into agreements with affiliates of the Original Sponsors and Televisa, to terminate these agreements. As of January 1, 2016, the Company no longer incurs fees under these agreements.

(g)	Other adjustments to operating income primarily relate to gains and losses on asset dispositions and letter of credit fees.

The Company is providing the supplemental information below which is the portion of the Company’s revenue equal to the royalty base used to determine the license fee payable by UCI under the program license agreement with Televisa, as set forth below:

	Six Months Ended June 30,
	2016	2015
Consolidated revenue	$1,460,700	$1,321,000
Less:
Radio segment revenue (including Radio digital revenue)	(131,700)	(136,300)
Other adjustments to arrive at revenue included in royalty base	(60,400)	(45,100)

Royalty base used to calculate Televisa license fee	$1,268,600	$1,139,600

15. Subsequent Events

Fusion

On August 31, 2016, UCI acquired all of Disney/ABC News’ interests in Fusion and terminated the joint venture for nominal consideration.

Gizmodo Media Group

On September 9, 2016, UCI acquired certain digital media assets and assumed certain liabilities of Gawker Media Group Inc. and related companies (“Gawker Media”) for total consideration of $135.0 million subject to certain adjustments. The Gawker Media assets include digital platforms focused on technology (Gizmodo), car culture (Jalopnik), contemporary women’s interests (Jezebel), sports (Deadspin), productivity (Lifehacker) and gaming (Kotaku). The Company is now operating these digital media assets as the Gizmodo Media Group.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Members

El Rey Holdings LLC

We have audited the accompanying consolidated financial statements of El Rey Holdings LLC, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in members’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of El Rey Holdings LLC at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
February 23, 2016

EL REY HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(In thousands, except unit data)

	As of December 31, 2015	As of December 31, 2014
ASSETS
Current assets:
Cash	$22,941	$9,609
Accounts receivable, less allowance for doubtful accounts of $34.0 in 2015 and $4.0 in 2014	22,981	18,418
Programming inventory and prepayments	14,480	12,096
Restricted cash	4,446	22,500
Prepaid expenses and other	1,117	1,975

Total current assets	65,965	64,598
Property and equipment, net	985	1,282
Programming inventory and prepayments	2,597	2,420
Deferred financing costs	1,096	2,850
Non-current restricted cash	303	—
Other assets	3,526	2,439

Total assets	74,472	$73,589

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$8,258	$10,687
Deferred revenue	254	476
Accrued interest	144	380
Programming rights obligations	3,268	972
Bank revolving credit facility loans	14,645	29,596

Total current liabilities	26,569	42,111
Long-term debt and accrued interest	140,708	120,984
Programming rights obligations	2,701	2,553
Other long-term liabilities	17	757

Total liabilities	169,995	166,405

Members’ deficit:
Class A Units, 2,626,039 issued and outstanding at December 31, 2015, and December 31, 2014	2,626	2,626
Class B Units, 50,000,000 issued and outstanding at December 31, 2015 and December 31, 2014	—	—
Class P Units, none issued and outstanding at December 31, 2015 and 937,500 issued and outstanding at December 31, 2014	—	319
Additional paid-in capital	22,890	723
Accumulated deficit	(121,039)	(96,484)

Total members’ deficit	(95,523)	(92,816)

Total liabilities and members’ deficit	$74,472	$73,589

See Notes to Consolidated Financial Statements

EL REY HOLDINGS LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31,

(In thousands)

	2015	2014
Revenue	$46,703	$45,037
Direct operating expenses	27,548	77,926
Selling, general and administrative expenses	29,289	31,388
Depreciation expense	369	132

Operating loss	(10,503)	(64,409)
Other expense:
Amortization of deferred financing costs	2,694	834
Interest expense	11,358	7,096

Loss before income taxes	(24,555)	(72,339)
Provision for income taxes	—	—

Net loss	$(24,555)	$(72,339)
Other comprehensive income (loss)	—	—

Comprehensive loss	$(24,555)	$(72,339)

See Notes to Consolidated Financial Statements

EL REY HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

For the Years Ended December 31,

(In thousands, except unit data)

	Members’ Units
	Class A		Class B		Class P
	Units	Amount	Units	Amounts	Units	Amounts	Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
Balance, December 31, 2013	2,626,039	$2,626	50,000,000	$—	—	$—	$—	$(24,145)	$(21,519)
Share based compensation	—	—	—	—	—	—	1,042	—	1,042
Issuance of Class P Units	—	—	—	—	937,500	319	(319)	—	—
Net loss	—	—	—	—	—	—	—	(72,339)	(72,339)

Balance, December 31, 2014	2,626,039	$2,626	50,000,000	$—	937,500	$319	$723	$(96,484)	$(92,816)
Beneficial conversion feature from issuance of convertible notes	—	—	—	—	—	—	22,146	—	22,146
Share based compensation	—	—	—	—	—	—	(298)	—	(298)
Cancellation of Class P Units	—	—	—	—	(937,500)	(319)	319	—	—
Net loss	—	—	—	—	—	—	—	(24,555)	(24,555)

Balance, December 31, 2015	2,626,039	$2,626	50,000,000	$—	—	$—	$22,890	$(121,039)	$(95,523)

See Notes to Consolidated Financial Statements

EL REY HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

(In thousands)

	2015	2014
Cash flows from operating activities:
Net loss	$(24,555)	$(72,339)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	369	132
Amortization of deferred financing costs	2,694	834
Amortization of programming inventory costs	1,452	9,523
Share-based compensation	(298)	1,042
Non-cash PIK interest	9,886	5,896
Interest expense from beneficial conversion feature from issuance of convertible notes	584	—
Changes in assets and liabilities:
Accounts receivable, net	(4,563)	(18,289)
Program inventory and prepayments	(4,013)	(10,178)
Prepaid expenses and other	(83)	634
Other assets	(1,087)	(2,339)
Accounts payable and accrued liabilities	(2,406)	8,069
Accrued interest	(236)	380
Program rights obligations	2,445	807
Deferred revenue	(222)	476
Other long-term liabilities	(739)	757

Net cash used in operating activities	(20,772)	(74,595)

Cash flows from investing activities:
Capital expenditures	(95)	(979)

Net cash used in investing activities	(95)	(979)

Cash flows from financing activities:
Proceeds from revolving credit facility borrowings	170,110	116,876
Proceeds from issuance of convertible debt	30,000	25,000
Repayments of revolving credit facility borrowings	(183,662)	(72,959)
Decrease (increase) in restricted cash	17,751	(22,500)
Debt financing costs paid	—	(4,506)

Net cash provided by financing activities	34,199	41,911

Net increase (decrease) in cash	13,332	(33,663)
Cash, beginning of period	9,609	43,272

Cash, end of period	$22,941	$9,609

Supplemental disclosure of cash flow information:
Interest paid	$1,565	$820

See Notes to Consolidated Financial Statements

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

1. Summary of Significant Accounting Policies

Nature of operations—El Rey Holdings LLC (together with its subsidiaries, the “Company”) was formed as a Delaware limited liability company on May 8, 2013 to serve as a holding company with no independent operations. The Company, directly and/or through its wholly-owned subsidiaries owns and operates the El Rey television network (the “El Rey Network”) and the Tres Pistoleros television studio (“Tres Pistoleros”). Effective May 14, 2013, the Company’s owners, Univision Networks & Studios, Inc. (the “Class A Member” and together with its affiliates, including Univision Communications Inc., “Univision”) and ERN/TP Holdings, LLC (the “Class B Member”) entered into an Amended and Restated Limited Liability Company Agreement of El Rey Holdings LLC (the “LLC Agreement”). The Class B Member is owned by El Rey Chingon, LLC (“El Rey Chingon”) and FactoryMade Ventures, LLC (“FactoryMade”). On March 19, 2014, the members entered into an amended and restated LLC Agreement of the Company, which eliminated the Class D ownership interests (none were issued as of March 19, 2014) and authorized the Class R ownership interest. The members entered into a further amended and restated LLC Agreement effective as of February 23, 2015, in connection with the Class A Member’s investment of $30,000 in the Company. See Note 4. Debt and Note 5. Equity.

The Company’s operations include El Rey Network, which is a 24-hour English-language general entertainment cable network launched in December 2013. Curated by filmmaker Robert Rodriguez, El Rey Network showcases signature dramas, feature films, grindhouse genre, cult classic action, and horror/sci-fi content. It also includes Tres Pistoleros, a television production studio that owns several original scripted and non-scripted shows produced to air on El Rey Network and licensed to other international distributors on a variety of platforms. The Company primarily operates in New York, Los Angeles, Austin, and Miami, and outsources a majority of its non-creative functions such as sales, broadcast operations, finance, and human resources through a Master Services Agreement with Univision.

Principles of consolidation—The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, the valuation and amortization of program inventory and prepayments, valuation of the beneficial conversion feature, the valuation of share-based compensation, and reserves for contingencies.

Fair Value Measurements—The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company does not have any assets or liabilities where the fair value is determined using Level 1 or Level 2 Inputs. The fair value of the Company’s beneficial conversion feature on the $30,000 convertible notes was determined using Level 3 Inputs. See Note 4. Debt.

Revenue recognition—Net revenue is comprised of advertising revenue, subscriber fees, and content licensing revenue. Advertising revenues are recognized when advertising spots are aired and when guarantees, if any, are met. Advertising revenue is recorded net of agency commissions. Subscriber fees received from cable systems and satellite operators are recognized as revenue in the period that services are provided. Content licensing revenues are recognized when the content is delivered, all related obligations have been satisfied, and all other revenue recognition criteria have been met. All revenue is recognized only when collection of the resulting receivable is reasonably assured.

Cash—Cash consists of cash on hand, and cash in various depository and demand deposit accounts. Deposits generally exceed the Federal Deposit Insurance Corporation insurance limit.

Accounts receivable—Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash used in operating activities in the consolidated statement of cash flows.

The Company periodically assesses the adequacy of allowances for uncollectible accounts receivable by evaluating the collectability of outstanding receivables and general factors such as historical collection experience, length of time individual receivables are past due, and the economic environment.

Restricted cash—The Company classifies cash as restricted when the cash is unavailable for withdrawal or usage. Restrictions include legally restricted deposits held as compensating balances against short-term borrowings arrangements with a lending institution or contractual restrictions.

Property and Equipment and Related Depreciation—Property and equipment are carried at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company removes the cost and accumulated depreciation of its property and equipment upon the retirement of such assets and the resulting gain or loss, if any, is then recognized. The estimated useful life of leasehold improvements is the shorter of their useful life or the remaining life of the lease. The estimated useful lives of broadcast equipment is 5 to 15 years and the estimated useful lives of furniture, computer and other equipment is 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

Property and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Programming inventory and prepayments—Programming inventory and prepayments include costs related to original programming, and acquired library programming and acquired original programming, collectively, “acquired programming”. Original programming costs include capitalizable production costs and development

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

costs and are stated at the lower of cost, less accumulated amortization, or net realizable value. Costs for acquired programming are stated at the lower of cost, less accumulated amortization, or net realizable value. Acquired programming licenses and rights are recorded when (i) the cost of the programming is reasonably determined, (ii) the programming has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing or telecast and (iv) the license period has commenced. Costs incurred in connection with the production of or purchase of rights to programs that are available and scheduled to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast beyond a one-year period are considered non-current. Marketing, distribution and general and administrative costs related to programming inventory and prepayments are expensed as incurred.

Capitalized original programming, participation and residual costs are expensed over the applicable product life based upon the ratio of the current period’s revenues to estimated remaining total revenues (“ultimate revenues”) for each production. Until the Company has established secondary markets (defined as non-initial licensing deal revenues in a territory or platform), capitalized costs for each television series episode do not exceed an amount equal to the amount of revenue contracted for that episode. The Company expenses as incurred original programming costs in excess of this threshold on an episode-by-episode basis. Acquired library programming costs are expensed over the license period. Acquired original programming is expensed as aired.

In April 2014, the Company entered into an arrangement with a third-party to co-produce an original series. Under the arrangement the Company sold an economic interest in the series and recorded the amounts received as a reduction of the programming costs of the series. The substance of this arrangement is that the third-party investor owns an interest in the series and, therefore, receives a participation based on the third-party investor’s interest in any future profits generated on the series. The estimate of the third-party investor’s interest in profits on the content is based on total estimated ultimate revenues.

The Company expenses exploitation costs as incurred in connection with the distribution of the original produced content. These costs are recorded in selling, general and administrative expenses in the accompanying statements of comprehensive loss.

Programming inventory and original programming on the Company’s balance sheet are subject to regular recoverability assessments where ultimate revenue estimates are reviewed and updated, as necessary. If planned usage patterns or estimated relative values by year were to change significantly, amortization of the Company’s programming costs may be accelerated or slowed, or an immediate impairment charge may be recognized.

Deferred financing costs—Deferred financing costs consist of payments made by the Company in connection with its convertible notes and revolving credit facility. These costs include legal fees, up-front fees, arrangement fees and other related expenses. Deferred financing costs are amortized over the life of the related debt using the effective interest method.

Legal costs—Legal costs are expensed as incurred unless required by U.S. GAAP to be capitalized.

Advertising and promotional expenses—The Company expenses advertising and promotional costs in the period in which they are incurred. The Company recorded advertising and promotional expense of $5,624 and $8,241 for the years ended December 31, 2015 and 2014, respectively, in direct operating expenses and selling, general and administrative expenses in the accompanying consolidated statements of comprehensive loss.

Share-based compensation—Compensation expense relating to share-based payments is recognized based on the fair value of the award. The Company uses the accelerated attribution method of recognizing compensation expense over the vesting period.

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

Income taxes—The Company is treated as a partnership for federal and state tax purposes. Therefore, such taxes are the liability of the partners. However, the Company is subject to certain local income taxes including a New York City unincorporated business tax (“UBT”).

Concentration of credit risk—Financial instruments that potentially subject the Company to concentrations of credit risk primarily includes cash. Concentration of credit risk with respect to cash is limited as the Company maintains primary banking relationships with only large nationally recognized financial institutions. The Company also experiences concentration in revenue from particular products and customers due to the volume of business transacted with particular customers. For the year ended December 31, 2015, four customers each represented more than $4,670 or 10% of net revenue of the Company. The Company expects to spread trade credit risk by entering into agreements with additional cable systems and satellite operators, by selling advertising to a diversified group of customers in a number of different industries, and by licensing the Company’s content to different licensees in territories around the world. The Company extends credit based on an evaluation of the customers’ financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company’s account receivable balance as of December 31, 2015 includes a $13,717 account receivable balance owed from Miramax in connection with the agreements between Miramax and the Company, refer to Note 4 Debt.

Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform to the current period presentation.

New accounting pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Accounting Standards Codification (“ASC”) 606), as amended. This standard provides guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For non-public entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Non-public entities are permitted to adopt as early as public entities. The Company is currently evaluating the impact ASU 2014-09 will have on its consolidated financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to provide an interim and annual assessment concerning an entity’s ability to continue as a going concern, and also provide required disclosures under certain circumstances. ASU No. 2014-15 is effective for fiscal years beginning after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of ASU 2014-15 will not have a significant impact on the Company’s consolidated financial statements or disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (ASC 835), and, in August 2015, the FASB issued ASU 2015-15. Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. These ASUs provide guidance on the presentation of debt issuance costs as a direct deduction from the carrying amount of the debt liability. The presentation and subsequent measurement of debt issuance costs associated with lines of credit may be presented as an asset and amortized ratably over the term of the line of credit arrangement, regardless of whether there are outstanding borrowings on the arrangement. The recognition and measurement guidance for debt issuance costs are not affected by these ASUs. For public entities, the amendments are effective for annual reporting periods beginning

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

after December 15, 2015, including interim periods within that reporting period. For non-public entities, the amendments are effective for annual reporting periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. The adoption of these ASU’s will not have a significant impact on the Company’s consolidated financial statements or disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred taxes by requiring all deferred tax assets and liabilities be classified as noncurrent on the balance sheet. This guidance may be adopted prospectively or retrospectively and is effective for annual and interim periods beginning after December 15, 2016. Early adoption is permitted and the Company has adopted this guidance as of December 31, 2015. There was no impact from the adoption of this guidance as all of the Company’s deferred tax assets and liabilities were classified as non-current for all periods presented in the consolidated balance sheet.

Subsequent events—The Company evaluates subsequent events and the evidence they provide about conditions existing at the date of the balance sheet as well as conditions that arose after the balance sheet date but before the financial statements are issued. The effects of conditions that existed at the balance sheet date are recognized in the financial statements. Events and conditions arising after the balance sheet date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying consolidated financial statements and the following notes to these financial statements, the Company evaluated subsequent events through February 23, 2016, the date the financial statements were issued.

2. Property and Equipment

Property and equipment consists of the following:

	December 31, 2015	December 31, 2014
Broadcast equipment	$313	$287
Furniture, computer and other equipment	320	293
Leasehold improvements	865	859

	1,498	1,439
Accumulated depreciation	(513)	(157)

	$985	$1,282

Depreciation expense on property and equipment was $369 and $132 for the years ended December 31, 2015 and 2014, respectively.

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

3. Programming Inventory, Prepayments and Accrued Participation Liability

Programming inventory and prepayments, net of amortization, consists of the following:

	December 31, 2015	December 31, 2014
Original produced programming in preproduction	$—	$2,583
Original produced programming in production	—	247
Original produced programming completed	—	1,205
Acquired original programming prepayments(a)	10,752	5,773
Acquired original programming	—	192
Acquired library programming(b)	6,325	4,516

Total programming inventory and prepayments	17,077	14,516
Less: current portion	(14,480)	(12,096)

	$2,597	$2,420

(a)	The Company expects to amortize 100% of the acquired original programming prepayment asset during the next twelve-month period ending December 31, 2016.
(b)	The Company expects to amortize the unamortized balance of acquired library programming asset within five years from December 31, 2015.

During the years ended December 31, 2015 and 2014, the Company recognized $18,008 and $6,247, respectively, of amortization expense on acquired original and library programming inventory. During the years ended December 31, 2015 and 2014, the Company recognized $3,306 and $58,628, respectively, of programming expense on original produced programming inventory. These amounts are recorded in direct operating expenses in the accompanying statements of comprehensive loss.

The Company recorded an accrued participation liability of $569 at December 31, 2015, which is expected to be paid within the next fiscal year ending December 31, 2016. This liability is recorded in accounts payable and accrued expenses in the accompanying balance sheet. The Company recorded an accrued participation liability of $1,210 at December 31, 2014.

4. Debt

Long-term debt consists of the following as of:

	Issuance Date	December 31, 2015	December 31, 2014
Bank revolving credit facility maturing in 2018		$30,365	$43,917
Secured convertible promissory note—$72.3 million, 7.5% due 2025	05/14/2013	83,621	77,787
Secured convertible promissory note—$25.0 million, 7.5% due 2025	11/20/2014	26,880	25,000
Secured convertible promissory note—$30.0 million, 7.4% due 2025	02/23/2015	30,000	—
Beneficial conversion feature on the $30.0 million note	02/23/2015	(21,562)	—
Accrued interest on secured convertible promissory notes		6,049	3,876

		155,353	150,580
Less: current portion of bank revolving credit facility		(14,645)	(29,596)

Long-term debt and accrued interest		$140,708	$120,984

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

Univision Convertible Notes

The Company’s long-term debt consists mainly of the convertible notes with Univision subject to restrictions on transfer. The balances related to the convertible debt as of December 31, 2015 and 2014 are $118,939 and $102,787, respectively. The Company issued a $72,374 convertible note in May 2013 (the “initial convertible note”) and an additional $25,000 convertible note (the “additional note”) in November 2014 to the Class A Member, (collectively, the “original notes”). Each of these notes is due in 2025 and bears interest at 7.5% per annum. Interest is added to principal annually as it accrues. Only the original principal amounts of the notes are convertible into equity. At any time after two years following the launch of the El Rey Network which occurred on December 17, 2013 (the “Launch Date”), a portion of the initial principal of the two notes may be converted into equity, and the entire principal may be converted following four years after the Launch Date; provided that the maximum voting interest for Univision’s combined equity interest cannot exceed 49% for the first six years after the Launch Date. As of December 31, 2015, none of the original notes have been converted into equity. The convertible notes are secured by a pledge of stock or units in wholly-owned subsidiaries of the Company.

On February 23, 2015, the Company issued a $30,000 convertible note (the “new note”) to the Class A Member. The new note is convertible into Class A-2 units. The new note is a twelve year note that has substantially the same terms as the original notes except that (i) the conversion of the new note will be based upon a $0.40 per unit conversion price (as opposed to a $1.00 per unit conversion price for the original notes), (ii) the new note bears interest at 7.4% per annum, and (iii) following conversion, the units received with respect to the new note are entitled to proceeds in a priority position as compared to the units received in respect of the original notes, and are also entitled to a specified additional return once the investment on the original notes are recouped.

Upon issuance, the $30,000 convertible note contained a beneficial conversation feature based on the fair value of the note. As such, the Company recorded a beneficial conversion feature of $22,146 which was recorded as a debt discount and is being amortized as interest expense using the effective interest method over the term of the convertible note. The Company recorded $584 of interest expense related to the beneficial conversion feature during the year ended December 31, 2015.

The fair value of the $30,000 convertible note at the valuation date of February 23, 2015, was calculated by first determining the Business Enterprise Value (“BEV”) of the Company using a Discounted Cash Flow (“DCF”) method under the income approach. The DCF method follows three steps. The first step is the estimation of annual cash flows over a discrete projection period. The second step is to estimate the terminal value of the business or the value of the business that remains beyond the discrete projection period. The third step is to discount the discrete period cash flows and the terminal value to present value, as of the valuation date, at a rate of return that considers the relative risk of achieving the cash flows and the time value of money. Once the BEV was determined, to value the convertible notes, the Company utilized a Contingent Claim Analysis (“CCA”) based on principles of option pricing methodology. Under this methodology, each class of security is modeled as a call option with the unique claim on the assets of the Company. The Company values these call options by determining the values of the securities using the Black-Scholes formula. The key inputs for the Black-Scholes model include the total equity value as of the valuation date (in this case the BEV), the exercise price (breakpoint), the expected annual equity volatility, the expected time to a liquidation event, and the annual risk-free rate of return. To allocate the BEV, the Company considered two liquidity event scenarios, one in 2020 and another in 2023, which are based on the put/call terms of the LLC Agreement. The results of the two scenarios were averaged to arrive to the fair value of the convertible notes. The valuation utilized Level 3 inputs.

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

The following key assumptions were used in the Contingent Claims Analysis valuation model to value the fair value of the convertible notes as of the valuation date:

Average Volatility	30% - 35%
Risk Free Interest Rates	1.73% to 2.06%
Time to liquidity event (years)	5.8 to 8.8

While the convertible debt is outstanding, distributions (other than tax distributions) will require approval of the Board of the Company and consent of Univision as holder of the notes.

In connection with the issuance of the initial convertible note, the Company paid fees of $430 in 2013, which are included on the balance sheet as current and non-current deferred financing costs. These fees will be amortized over the term of the debt. For the years ended December 31, 2015 and 2014, the Company recognized $36, related to the amortization of these costs.

Bank Senior Secured Revolving Credit Facility

On April 7, 2014, the Company obtained a four-year senior secured revolving credit facility in the amount of $100,000, which may be increased to $150,000 in accordance with its terms, which will be used, among other things, to fund the production, distribution or other exploitation of made-for-television scripted programming. It is primarily secured by territory, market, and platform licensing revenue contracts, production tax incentives, and cash collateral, which is disclosed as restricted cash on the consolidated balance sheet as of December 31, 2015. The facility bears an interest rate of LIBOR plus 2.75% basis points, or the alternate base rate plus 1.75%. The facility matures on April 6, 2018.

Effective September 1, 2015, the borrowing capacity of the Company’s senior secured revolving credit facility was reduced from $100,000 to $50,000. The reduction was accounted for as a debt modification and as a result the Company wrote-off a portion of the existing unamortized deferred financing costs in proportion to the reduction of the borrowing capacity. All remaining deferred financing costs are being amortized over the remaining term of the credit facility. As a result, the Company recorded a write-off of $1,635 of deferred financing costs related to the modification during the year ended December 31, 2015.

In connection with obtaining the secured revolving credit facility, the Company paid fees net of the deferred financing costs write-off described above, of $1,425, which are included on the consolidated balance sheet as prepaid expenses and other and non-current deferred financing costs. These fees will be amortized over the remaining term of the facility. For the year ended December 31, 2015, the Company recognized $2,659 of amortization expense related to these costs including the write-off discussed above.

At December 31, 2015, there was $30,365 outstanding on the revolving credit facility. The outstanding loan balance has a three month maturity period but the Company has the intent and the ability to refinance a portion of the debt for a longer period of time. Therefore, the Company has classified $14,645 as a current liability and $15,720 as long-term on the consolidated balance sheet as of December 31, 2015. At December 31, 2015, the Company has $19,635 available for borrowing on the revolving credit facility, subject to borrowing base collateral availability.

On February 20, 2015, the Company entered into an agreement with Miramax Film NY, LLC and Miramax Distribution Services LLC (collectively, “Miramax”) with respect to, among other things, the production and financing of Season 2 and subsequent seasons of From Dusk Till Dawn: The Series (the “Series”). Pursuant to the

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

agreement, Miramax has a 100% economic interest in Season 2, and the Company agreed to arrange Season 2 production loans under its revolving credit facility which will be repaid from future cash flows generated by Miramax’s distribution of Season 2, which will be remitted to the Company. Per the agreement, Miramax is the sole owner, producer and financier of Season 3 of the Series and subsequent seasons. Lastly, El Rey acquired rights to exhibit Season 2 and Season 3 for license fees of $5,250 and $5,513, respectively.

In connection with the agreement described above, during the year ended December 31, 2015, the Company paid interest on the Series’ Season 2 production loans of $361 utilizing the cash collateral restricted for this purpose. As of December 31, 2015, the Company had a receivable from Miramax of $14,472, related to the Season 2 outstanding loans under the revolving credit facility.

5. Equity

On May 14, 2013, in addition to the $72,374 contributed by the Class A Member in exchange for the Initial convertible note, the Class A Member contributed $2,626 in exchange for 2,626,039 Class A Units. As stated in the LLC Agreement, the Class A Units are entitled to a liquidation preference of $2,626 upon liquidation of the Company, following payment of all debt, including any convertible note. The convertible notes are convertible into Class A-1 Units which are identical in all respects to the Class A Units, except the Class A-1 Units are entitled to a liquidation preference equal to their conversion price (currently $1.00 of principal amount of the convertible notes) plus $.087.

Also on May 14, 2013, the Class B Member contributed their interests in El Rey Network LLC and Tres Pistoleros LLC (both Delaware limited liability companies), and TTP Texas Tres Pistoleros, LLC (a Texas limited liability company) (collectively the “Initial Subsidiaries”) to the Company in exchange for 50,000,000 Class B Units. The Class B Units are entitled to a liquidation preference of $50,000 less prior distributions of free cash flow as approved by the Board and tax distributions upon liquidation of the Company, following payment of all debt and any Class A, Class A-1 and Class A-2 Unit liquidation preferences. The assets of the Initial Subsidiaries at the time of the contribution included, among other things, certain rights to trademarks and domain names contributed to the Initial Subsidiaries by Robert Rodriguez and FactoryMade (together, the “Founders”), certain rights relating to Lucha Libre AAA programming contained in an agreement between FactoryMade and the holder of the rights to such programming, and an existing affiliate distribution agreement with Comcast Cable Communications. These non-cash asset contributions were recorded at carryover basis, which was zero.

Class A and Class B Units have voting rights in the Company.

For a period following December 1, 2020 the Class A Member has a right to call, and the Class B Member has the right to put, in each case at fair market value, a portion of the Class B Member’s equity interest in the Company. For a period following December 1, 2023 the Class A Member has a similar right to call, and the Class B Member has a similar right to put, all of the Class B Member’s equity interest in the Company.

The Company can also issue Class P Units pursuant to its LLC Agreement. Class P Units do not have any voting rights and any issuance of Class P Units require approval of the Board of the Company. On March 19, 2014, the Company granted 6,250,000 Class P Units to the Company’s former Vice Chairman representing service-based profits interests of the Company. The Class P Units were subject to a time-based vesting schedule of four years contingent upon the former Vice Chairman’s continuous employment with the Company. The Company determined that the Class P Units fair value per unit was $0.34 on the grant date. During the year ended December 31, 2015, all issued and outstanding Class P Units were cancelled as a result of the termination of the former Vice Chairman’s employment with the Company effective December 31, 2015 and a general release agreement between the Company and the former Vice Chairman.

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

The Company can also issue Class R Units pursuant to its LLC Agreement. Class R Units do not have any voting rights and any issuance of Class R Units requires approval of the Board of the Company. On March 19, 2014, the Company granted 1,562,500 Class R Units to non-employee executive producers of Matador, representing performance-based profits interests of the Company. The Company determined that the Class R Units fair value per unit was $0.23 on the grant date. The vesting of the Class R Units is based on performance conditions related to achieving defined production budgets and the production of seasons 3, 4 and 5. During the year ended December 31, 2014, the Company did not record any share-based compensation because the performance conditions were not met, in accordance with ASC 505-50 Equity-Based Payments to Non-Employees. During the fourth quarter of 2014, the Company determined that the Class R equity awards were forfeited as a result of the Company cancelling Matador.

The fair value of equity units awarded to employees and non-employees was measured at the grant date by first determining the Business Enterprise Value of the Company using a Discounted Cash Flow method under the income approach. The DCF method follows three steps. The first step is the estimation of annual cash flows over a discrete projection period. The second step is to estimate the terminal value of the business or the value of the business that remains beyond the discrete projection period. The third step is to discount the discrete period cash flows and the terminal value to present value, as of the valuation date, at a rate of return that considers the relative risk of achieving the cash flows and the time value of money. The Company then utilized the Black-Scholes option pricing model to determine the fair value of the units. The key inputs for the Black-Scholes model include the total equity value as of the valuation date, the exercise price (breakpoint), the expected annual equity volatility, the expected time to a liquidation event, and the annual risk-free rate of return. To allocate the BEV, the Company considered two liquidity event scenarios, one in 2020 and another in 2023, which are based on the put/call terms of the LLC Agreement. The results of the two scenarios were averaged to arrive to the fair value of the units. The valuation is classified as a Level 3 measurement.

The following key assumptions were used in the Black-Scholes valuation model to value the fair value per unit for both the Class P and Class R Units:

Average Volatility	35%
Risk Free Interest Rates	2.24% to 2.75%
Time to liquidity event (years)	6.7 to 9.7

During the years ended December 31, 2015 and 2014, the Company recorded share-based compensation benefit of $298 and expense of $1,042, respectively, related to the Class P Units grants.

6. Related Party Transactions

Robert Rodriguez, El Rey Chingon & FactoryMade

On May 14, 2013, the Founders entered into services agreements (the “Founders Services Agreements”) with the Company. These Founders Services Agreements, in addition to providing for certain services to be rendered by the Founders to the Company, granted the Company certain television exclusivity rights for Robert Rodriguez and FactoryMade programming during the term of such agreements.

Under FactoryMade’s services agreement, FactoryMade provides non-writing executive producer and certain other services to the Company in exchange for an annual payment of $2,000, payable in monthly installments. The Company also reimburses FactoryMade for facilities and other amenities expenses. During the years ended December 31, 2015 and 2014, the Company recorded $2,034 and $2,119, respectively, for the

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

services fees and reimbursements of costs to FactoryMade. For each of the years ended December 31, 2015 and December 31, 2014, the Company had a payable of $170, related to these services fees and costs.

FactoryMade also has a minority interest in Lucha Libre FMV LLC, which owns Lucha Underground, an original non-scripted program that premiered on El Rey Network in October 2014. El Rey has a one-year, renewable licensing agreement in place to premiere the program in the English language domestically. As of December 31, 2015 and 2014, the Company recorded a prepaid programming asset of $5,240 and $5,773, respectively, related to the licensing of this program and a programming asset of $192, related to an episode delivered but not aired as of December 31, 2014. The Company also recorded programming expense of $5,966 and $1,539, related to the episodes delivered and aired on El Rey Network for the years ended December 31, 2015 and 2014, respectively.

FactoryMade also has an economic interest in Skip Film Boutique FMV LLC (“Skip Film”), which the Company has engaged to produce “The Director’s Chair”, an original non-scripted program that premiered on El Rey Network in May 2014. The Company records these costs as an original programming asset and amortizes the costs as the episodes are aired. During the years ended December 31, 2015 and 2014, the Company recorded expense of $788 and $354, respectively, related to the amortization of the content aired during 2015 and 2014. No assets or liabilities were recorded as of December 31, 2015 related to the production or cost of content. As of December 31, 2014 the Company recorded a prepaid programming asset of $247 and a programming liability of $119 related to the production and cost of the content. In addition, the Company engaged Skip Film to produce promotional content, movie hostings, electronic press kits and other services related to the promotion of the El Rey Network content. During the years ended December 31, 2015 and 2014, the Company recorded an expense of $705 and $645, respectively, related to these services. As of December 31, 2015 and 2014, the Company had a payable of $6 and zero, respectively, related to these services.

Under Robert Rodriguez’s services agreement, Mr. Rodriguez is entitled to compensation for any series he creates and develops, such as From Dusk Till Dawn: The Series and Matador, and reimbursement for direct costs and expenses incurred in connection with his services. During the years ended December 31, 2015 and 2014, the Company recorded $399 and $2,160, respectively, of expense for these services. In addition, Mr. Rodriguez is entitled to customary fixed per episode fees for non-writing executive producer services for “The Director’s Chair”. These fees totaled $150 and $15 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the Company had a payable of zero and $494, respectively, related to Mr. Rodriguez’s service agreements.

Univision

Under a Master Services Agreement with the Company dated May 14, 2013, Univision provides certain distribution, advertising sales and back office/technical services to the Company for fees generally based on incremental costs incurred by Univision in providing these services. The costs include compensation costs for certain dedicated Univision employees performing such services, allocation of certain Univision facilities costs and a fee for usage of certain Univision assets used by the Company in connection with the provision of the services. The Company also pays Univision an annual $3,000 management fee which is paid in monthly installments. Upon certain terminations of the services agreement, the Company is obligated to reimburse Univision for reasonable one-time costs directly resulting from the termination. The back office/technical services include facilities, engineering and operations support, program scheduling, rights management, promotion support, human resources, finance, accounting, payroll, procurement, and risk management services.

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

Under another agreement with the Company, Univision had also agreed to provide certain English language soccer programming in exchange for a license fee equal to the Company’s net advertising and sponsorship revenues, and promotional support to the El Rey Network. This agreement expired on December 31, 2014; no amounts were paid under the agreement during the year ended December 31, 2014.

Grupo Televisa S.A.B. and its affiliates (collectively “Televisa”) holds equity interests in certain Univision entities and provides a significant amount of programming to other Univision entities. As a result of this relationship, and in connection with the provision of promotional support, the Company has agreed to provide Televisa certain advertising spots on the El Rey Network. Additionally, the Company agreed to provide Univision and Televisa access to certain advertising inventory on the El Rey Network. No amounts were sold under the agreement during the years ended December 31, 2015 and 2014.

During the years ended December 31, 2015 and 2014, the Company recognized $15,241 and $12,039, respectively, for the management and services fees and reimbursement of costs to Univision. As of December 31, 2015 and 2014, the Company had a payable to Univision of $2,342 and $1,872, respectively, related to these management and services fees and costs.

Other transactions

The Founders also have ownership interests with companies that do business with the Company, and as it pertains to the Founders Services Agreements, reimbursement of travel expenses and compensation for health benefits. These services totaled $304 and $697 during the years ended December 31, 2015 and 2014. The Company had a payable to these companies of $30 and zero as of December 31, 2015 and 2014, respectively, related to reimbursement of these services.

In May 2014, the Company entered into a lease with FactoryMade for its production office in Los Angeles which expires in 2017. The Company pays an annual rent of $400 with a 3% escalation rate each January. During the years ended December 31, 2015 and 2014, the Company recognized $412 and $326, respectively, in rent expense related to the space rental and recorded a security deposit of $53 in noncurrent other assets as of December 31, 2015 and 2014. In July 2014, the Company entered into an arrangement with Troublemaker Studios, L.P. of which Robert Rodriguez is one of the founders. The arrangement calls for a monthly fee per employee. During the years ended December 31, 2015 and 2014 the Company incurred rent expense of $213 and $48, respectively, related to this arrangement. The Company had a rent payable to Troublemaker Studios, L.P. of $26 and zero as of December 31, 2015 and 2014, respectively.

During the year ended December 31, 2015, the Company hired a relative of one of the Founders and recorded expense of $21 in the year ended December 31, 2015.

7. Contingencies and Commitments

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when the Company believes it is probable that a liability has been incurred and the amount of the contingency can be reasonably estimated. The Company has recorded no loss contingencies as of December 31, 2015 and December 31, 2014.

EL REY HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except unit data, unless otherwise indicated)

Commitments

In the normal course of business, the Company enters into multi-year contracts for programming content and other service arrangements. The Company also has contractual commitments for creative talent and employment agreements, which may include obligations to actors, producers, television personalities and executives.

The following table is a summary of the Company’s major contractual payment obligations as of December 31, 2015 and does not include obligations under its convertible notes with Univision and the Founders Services Agreements:

	Payments Due By Period
	2016	2017	2018	2019	2020	Thereafter	TOTAL
Programming	$6,061	$3,848	$2,497	$1,182	$135	$—	$13,723
Severance	850	—	—	—	—	—	850
Operating leases	424	437	—	—	—	—	861

	$7,335	$4,285	$2,497	$1,182	$135	$—	$15,434

As of December 31, 2015, the Company’s balance sheet reflected contractual commitments related to programming inventory obligations of $3,276 due in 2016, $1,296 due in 2017, $665 due in 2018, $732 due in 2019. The Company also has off balance sheet programming inventory obligations of $2,785 due in 2016, $2,552 due in 2017, $1,832 due in 2018, $450 due in 2019, and $135 due in 2020, because the license period had not started.

8. Income Taxes

The Company is treated as a partnership for federal and state tax purposes. Therefore, no provision has been recorded for federal or state income taxes as such taxes are the liability of the partners. The Company is however, subject to certain local income taxes including a New York City UBT.

The effective tax rate for the Company is different from the federal statutory rate primarily due to the fact that the majority of the income is not taxed at the partnership level; the effect of local taxes; permanent differences; and the valuation allowance on the Company’s deferred tax assets.

The table below summarizes the Company’s deferred tax assets and liabilities:

	December 31, 2015	December 31, 2014
Deferred tax assets	$592	$528
Valuation allowance	(592)	(503)
Deferred tax liabilities	—	(25)

Net deferred tax asset	$—	$—

At December 31, 2015 and December 31, 2014, the Company’s deferred tax assets primarily relate to UBT net operating losses (“NOL”). Realization of these deferred tax assets is dependent upon future earnings. Accordingly, a full valuation allowance was recorded against the assets for the UBT NOLs due to historical and projected losses at the Company. The UBT NOL carryforwards begin to expire in 2034.

The Company has not recorded any reserves for uncertain tax positions.

Through and including                     , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                 Shares

Univision Holdings, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Morgan Stanley

Goldman, Sachs & Co.

Deutsche Bank Securities

Allen & Company LLC

Barclays

BofA Merrill Lynch

Citigroup

Credit Suisse

Guggenheim Securities

J.P. Morgan

Wells Fargo Securities

Natixis

Cabrera Capital Markets, LLC

Guzman & Company

Lebenthal Capital Markets

Loop Capital Markets

Ramirez & Co., Inc.

The Williams Capital Group, L.P.

                    , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses, other than underwriting commissions, expected to be incurred by us, or the Registrant, in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

SEC Registration Fee		$11,620
Financial Industry Regulatory Authority, Inc. Filing Fee		15,500
NYSE Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2013:

Since January 1, 2016, the Registrant has granted to certain of the Registrant’s employees 147,703 stock options and 55,666 restricted stock units. These securities were issued under the Registrant’s equity incentive plan without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 701 promulgated under the Securities Act.

During the fiscal year ended December 31, 2015, the Registrant (i) granted to certain of the Registrant’s employees (A) 11,039 stock options and (B) 27,718 restricted stock units, and (ii) issued 44,205 shares of common stock upon the exercise of outstanding options and the vesting of restricted stock units of certain of the Registrant’s employees. These securities were issued under the Registrant’s equity incentive plan without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

On July 15, 2015, Grupo Televisa, S.A.B. (“Televisa”) converted $1.125 billion of the Registrant’s debentures into 4,858,485 equity-classified warrants that are exercisable at $0.01 per share for Class C and/or D Class D common stock of the Registrant, subject to applicable laws and regulations and certain contractual limitations. The Registrant made a one-time payment of $135.1 million to Televisa to induce the conversion. Subsequently, Televisa exercised 267,532 warrants and received an equivalent number of shares of the Registrant’s Class C common stock. The securities in this transaction were issued in reliance on Section 4(a)(2) of the Securities Act.

During the fiscal year ended December 31, 2014, the Registrant (i) granted to certain of the Registrant’s employees 23,512 stock options, and (ii) issued 12,414 shares of common stock upon the vesting of restricted stock units of certain of the Registrant’s employees. These securities were issued under the Registrant’s equity incentive plan without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

On January 30, 2014, a group of institutional investors acquired 241,870 shares of the Registrant’s Class A common stock for an aggregate purchase price of $125.0 million. The shares of Class A common stock in the transaction were issued in reliance on Section 4(2) of the Securities Act, as the sale of the securities did not involve a public offering.

During the fiscal year ended December 31, 2013, the Registrant granted to certain of the Registrant’s employees (A) 80,530 stock options and (B) 92,850 restricted stock units. No shares of common stock were issued by the Registrant during such time period. These securities were issued under the Registrant’s equity incentive plan without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See the Exhibit Index immediately following the signature pages included in this registration statement.

(b) Financial Statement Schedules.

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 6 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 20, 2016.

By:	/s/ Francisco J. Lopez-Balboa
Name:	Francisco J. Lopez-Balboa
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 20, 2016.

Signature	Title

* Randel A. Falco	President and Chief Executive Officer, Director (Principal Executive Officer)

/s/ Francisco J. Lopez-Balboa Francisco J. Lopez-Balboa	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Peter H. Lori	Executive Vice President, Deputy Chief Financial Officer and Chief Accounting Officer (Principal Accounting Officer)

* Haim Saban	Chairman

* Zaid F. Alsikafi	Director

* Alfonso de Angoitia	Director

* José Antonio Bastón Patiño	Director

* Adam Chesnoff	Director

* Henry G. Cisneros	Director

* Julie Hong Clayton	Director

* Michael P. Cole	Director

Signature	Title

* David E. Goel	Director

* Michael N. Gray	Director

* Enrique F. Senior Hernández	Director

* Emilio Azcárraga Jean	Director

* Jason Kilar	Director

* Jonathan M. Nelson	Director

* Gregory Norden	Director

* James N. Perry, Jr.	Director

* David Trujillo	Director

* Tony Vinciquerra	Director

*By:	/s/ Francisco J. Lopez-Balboa

Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1†	Form of Underwriting Agreement.

3.1†	Form of Amended and Restated Certificate of Incorporation of Univision Holdings, Inc.

3.2†	Form of Amended and Restated Bylaws of Univision Holdings, Inc.

4.1†	First-Lien Guarantee and Collateral Agreement, dated as of March 29, 2007, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto, the subsidiaries of Univision Communications Inc. from time to time party thereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(a)†	Supplement to First-Lien Guarantee and Collateral Agreement, dated as of January 19, 2010, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(b)†	Supplement to First-Lien Guarantee and Collateral Agreement, dated as of February 14, 2011, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(c)†	Supplement to First-Lien Guarantee and Collateral Agreement, dated as of August 4, 2011, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(d)†	Supplement to First-Lien Guarantee and Collateral Agreement, dated as of October 3, 2011, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(e)†	First Amendment to First-Lien Guarantee and Collateral Agreement, dated as of February 28, 2013, among Univision Communications Inc., Univision of Puerto Rico Inc. and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(f)†	Supplement to First-Lien Guarantee and Collateral Agreement, dated as of March 29, 2013, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(g)†	Supplement to First-Lien Guarantee and Collateral Agreement, dated as of November 13, 2013, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.1(h)†	Supplement to First-Lien Guarantee and Collateral Agreement, dated as of June 25, 2015, among Broadcast Media Partners Holdings, Inc., Umbrella Acquisition, Inc., Univision of Puerto Rico Inc., the subsidiaries of Univision Communications Inc. from time to time party hereto and Deutsche Bank AG New York Branch, as first-lien collateral agent.

4.2†	Senior Notes Indenture, dated as of November 23, 2010, among Univision Communications Inc., the guarantors party thereto and Wilmington Trust FSB, as trustee, governing the 8 1/2% Senior Notes due 2021 issued thereunder.

4.2(a)†	Supplemental Indenture, dated as of March 16, 2011, among TuTV LLC and Wilmington Trust FSB, as trustee.

Exhibit Number	Description of Exhibits

4.2(b)†	Second Supplemental Indenture, dated as of September 15, 2011, among Univision Local Media Inc. and Wilmington Trust, National Association, as successor by merger to Wilmington Trust FSB, as trustee.

4.2(c)†	Third Supplemental Indenture, dated as of November 2, 2011, among Ufertas, LLC, Univision Enterprises, LLC (f/k/a UniLabs) LLC, Univision 24/7, LLC, Univision Deportes, LLC, Univision Financial Marketing, Inc., Univision of Puerto Rico Real Estate Company, Univision tlnovelas, LLC, and Wilmington Trust, National Association, as successor by merger to Wilmington Trust FSB, as trustee.

4.2(d)†	Fourth Supplemental Indenture, dated as of March 29, 2013, among New Univision Deportes, LLC, New Univision Enterprises, LLC, Univision 24/7, LLC, Univision tlnovelas, LLC and Wilmington Trust, National Association, as trustee.

4.2(e)†	Fifth Supplemental Indenture, dated as of November 13, 2013, between Univision Deportes, LLC and Wilmington Trust, National Association, as trustee.

4.3†	Senior Secured Notes Indenture, dated as of August 29, 2012, among Univision Communications Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee, governing the 6 3/4% Senior Secured Notes due 2022 issued thereunder.

4.3(a)†	First Supplemental Indenture, dated as of February 6, 2013, among Univision Communications Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee.

4.3(b)†	Second Supplemental Indenture, dated as of March 29, 2013, among New Univision Deportes, LLC, New Univision Enterprises, LLC, Univision 24/7, LLC, Univision tlnovelas, LLC and Wilmington Trust, National Association, as trustee.

4.3(c)†	Third Supplemental Indenture, dated as of November 13, 2013, between Univision Deportes, LLC and Wilmington Trust, National Association, as trustee.

4.4†	Senior Secured Notes Indenture, dated as of May 21, 2013, among Univision Communications Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee, governing the 5 1/8% Senior Secured Notes due 2023 issued thereunder.

4.4(a)†	First Supplemental Indenture, dated as of November 13, 2013, between Univision Deportes, LLC and Wilmington Trust, National Association, as trustee.

4.5†	Senior Secured Notes Indenture, dated as of February 19, 2015, among Univision Communications Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee, governing the 5 1/8% Senior Secured Notes due 2025 issued thereunder.

4.6†	First-lien Intercreditor Agreement, dated as of July 9, 2009, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative and each additional Authorized Representative from time to time party thereto.

4.6(a)†	Representative Supplement No. 1, dated as of October 26, 2010, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(b)†	Representative Supplement No. 2, dated as of May 9, 2011, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

Exhibit Number	Description of Exhibits

4.6(c)†	Representative Supplement No. 3, dated as of February 7, 2012, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(d)†	Representative Supplement No. 4, dated as of August 29, 2012, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(e)†	Representative Supplement No. 5, dated as of September 19, 2012, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(f)†	Representative Supplement No. 6, dated as of February 28, 2013, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(g)†	Representative Supplement No. 7, dated as of May 21, 2013, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust FSB, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(h)†	Representative Supplement No. 8, dated as of May 29, 2013, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust, National Association, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto,

4.6(i)†	Representative Supplement No. 9, dated as of January 23, 2014, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust National Association, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(j)†	Representative Supplement No. 10, dated as of February 19, 2015, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust National Association, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.6(k)†	Representative Supplement No. 11, dated as of February 19, 2015, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust National Association, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

Exhibit Number	Description of Exhibits

4.6(l)†	Representative Supplement No. 12, dated as of April 21, 2015, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust National Association, as the Initial Additional Authorized Representative, and each additional Authorized Representative from time to time party thereto.

4.7†	Collateral Agreement, dated as of July 9, 2009, among Univision Communications Inc., the Subsidiaries of Univision Communications Inc. from time to time party thereto and Deutsche Bank AG New York Branch, as Collateral Agent.

4.7(a)†	Supplement No. 1 to the Collateral Agreement, dated as of February 19, 2010, among Univision Communications Inc., the Subsidiaries of Univision Communications Inc. from time to time party thereto and Deutsche Bank AG New York Branch, as Collateral Agent.

4.7(b)†	Supplement No. 2 to the Collateral Agreement, dated as of March 16, 2011, among Univision Communications Inc., the Subsidiaries of Univision Communications Inc. from time to time party thereto and Deutsche Bank AG New York Branch, as Collateral Agent.

4.7(c)†	Supplement No. 3 to the Collateral Agreement, dated as of September 15, 2011, among Univision Communications Inc., the Subsidiaries of Univision Communications Inc. from time to time party thereto and Deutsche Bank AG New York Branch, as Collateral Agent.

4.7(d)†	Supplement No. 4 to the Collateral Agreement, dated as of November 2, 2011, among Univision Communications Inc., the Subsidiaries of Univision Communications Inc. from time to time party thereto and Deutsche Bank AG New York Branch, as Collateral Agent.

4.7(e)†	Supplement No. 5 to the Collateral Agreement, dated as of March 29, 2013, among Univision Communications Inc., the Subsidiaries of Univision Communications Inc. from time to time party thereto and Deutsche Bank AG New York Branch, as Collateral Agent.

4.7(f)†	Supplement No. 6 to the Collateral Agreement, dated as of November 13, 2013, among Univision Communications Inc., Univision of Puerto Rico Inc., the other Grantors party thereto, Deutsche Bank AG New York Branch, as Collateral Agent and Authorized Representative for the Credit Agreement Secured Parties, Wilmington Trust National Association, as the Initial Additional Authorized Representative, and each additional Authorized Representative.

4.8†	First-lien Trademark Security Agreement, dated as of July 9, 2009, among the grantors named therein and Deutsche Bank AG New York Branch, as Collateral Agent.

4.9†	First-lien Copyright Security Agreement, dated as of July 9, 2009, among the grantors named therein and Deutsche Bank AG New York Branch, as Collateral Agent.

4.10†	Amended and Restated Receivables Sale Agreement, dated as of June 28, 2013, by and among the originators party thereto and the buyers party thereto.

4.11†	Amended and Restated Receivables Transfer and Servicing Agreement, dated as of June 28, 2013, by and among the transferors party thereto, Univision Receivables Co., LLC, as Buyer, and Univision Communications Inc., as Servicer.

4.12†	Second Amended and Restated Receivables Purchase Agreement, dated as of June 28, 2013, by and among Univision Receivables Co., LLC, as Seller, the financial institutions signatory thereto from time to time, as Purchasers, General Electric Capital Corporation, as Administrative Agent, General Electric Capital Corporation, as Purchaser Agent, and the CIT Finance LLC, as Syndication Agent

4.13†	Reserved

4.14†	Form of Class A Common Stock Certificate

Exhibit Number	Description of Exhibits

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1†	Amendment and Restatement of the Credit Agreement, dated as of October 18, 2010, among Univision Communications Inc. and Univision of Puerto Rico Inc., as borrowers, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.1(a)†	Amendment to Credit Agreement, dated as of August 21, 2012, among Univision Communications Inc. and Univision of Puerto Rico Inc., as borrowers, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.1(b)†	Second Amendment to Credit Agreement, dated as of February 28, 2013, among Univision Communications Inc. and Univision of Puerto Rico Inc., as borrowers, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.1(c)†	Third Amendment to Credit Agreement, dated as of May 29, 2013, among Univision Communications Inc. and Univision of Puerto Rico Inc., as borrowers, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.1(d)†	Fourth Amendment to Credit Agreement, dated as of January 23, 2014, among Univision Communications Inc. and Univision of Puerto Rico Inc., as borrowers, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.1(e)	Fifth Amendment to Credit Agreement, dated as of September 3, 2015, as modified on December 11, 2015 and April 30, 2016, among Univision Communications Inc. and Univision of Puerto Rico Inc., as borrowers, the lenders from time to time party thereto, and Deutsche Bank AG New York Branch, as administrative agent and collateral agent.

10.2†	2010 Equity Incentive Plan

10.3†	Amended and Restated 2007 Equity Incentive Plan

10.4*	Form of 2016 Equity Incentive Plan

10.5+†	Second Amended and Restated 2011 Program License Agreement, by and between Televisa, S.A. de C.V. and Univision Communications Inc.

10.6+†	Amended and Restated 2011 Mexico License Agreement, by and between Univision Communications Inc. and Videoserpel, Ltd.

10.7+†	Amendment to Amended and Restated 2011 Mexico License Agreement, by and between Univision Communications Inc. and Videoserpel, Ltd.

10.8†	2011 International Sales Agency Agreement, dated as of December 20, 2010, by and between Univision Communications Inc. and Televisa, S.A. de C.V.

10.9+†	Form of Second Amended and Restated Principal Investor Agreement, by and among Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), Broadcast Media Partners Holdings, Inc., Univision Communications Inc., Grupo Televisa, S.A.B. and the Principal Investors as defined therein.

10.10+†	Form of Second Amended and Restated Stockholders Agreement, by and among Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), Broadcast Media Partners Holdings, Inc., Univision Communications Inc. and Certain Stockholders of Univision Holdings, Inc.

Exhibit Number	Description of Exhibits

10.11†	Form of Second Amended and Restated Participation, Registration Rights and Coordination Agreement by and among Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), Broadcast Media Partners Holdings, Inc., Univision Communications Inc., Grupo Televisa, S.A.B. and Certain Stockholders of Univision Holdings, Inc.

10.12†	Amended and Restated Management Agreement, dated as of December 20, 2010, by and among Univision Communications Inc., Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), Broadcast Media Partners Holdings, Inc., Madison Dearborn Partners IV, L.P., Madison Dearborn Partners V-B, L.P., Providence Equity Partners V Inc., Providence Equity Partners L.L.C., KSF Corp., THL Managers VI, LLC and TPG Capital, L.P.

10.12(a)†	Management Termination Agreement, dated as of April, 12, 2015, by and among Univision Communications Inc., Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), Broadcast Media Partners Holdings, Inc., Madison Dearborn Partners IV, L.P., Madison Dearborn Partners V-B, L.P., Providence Equity Partners V Inc., Providence Equity Partners L.L.C., KSF Corp., THL Managers VI, LLC and TPG Capital, L.P.

10.13†	Technical Assistance Agreement, dated as of December 20, 2010, by and among Univision Communications Inc., Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), Broadcast Media Partners Holdings, Inc. and Televisa, S.A. de C.V.

10.13(a)†	Technical Assistance Termination Agreement, dated as of April 12, 2015, by and among Univision Communications Inc., Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), Broadcast Media Partners Holdings, Inc. and Televisa, S.A. de C.V.

10.14†	Investment Agreement, dated as of December 20, 2010, by and among Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), BMPI Services II, LLC, Univision Communications Inc., Grupo Televisa, S.A.B. and Pay-TV Venture, Inc. (incorporated by reference to Exhibit 4.19 to Grupo Televisa, S.A.B. Annual Report on Form 20-F dated June 28, 2011 (File No. 1-12610)).

10.14(a)†	Amendment to Investment Agreement, dated as of February 28, 2011, by and among Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), BMPI Services II, LLC, Univision Communications Inc., Grupo Televisa, S.A.B. and Pay-TV Venture, Inc. (incorporated by reference to Exhibit 4.20 to Grupo Televisa, S.A.B. Annual Report on Form 20-F dated June 28, 2011 (File No. 1-12610)).

10.14(b)+†	Form of Amendment No. 2 to Investment Agreement, by and among Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), BMPI Services II, LLC, Univision Communications Inc., Grupo Televisa, S.A.B. and Pay-TV Venture, Inc.

10.15†	Amended and Restated Services Agreement, dated as of December 20, 2010, by and between Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.), SCG Investments IIB LLC, BMPI Services LLC and BMPI Services II, LLC.

10.16†	Employment and Non-Competition Agreement, dated as of January 14, 2011, by and between Univision Communications Inc. and Randel A. Falco.

10.16(a)†	First Amendment to Employment Agreement, dated as of June 29, 2011, by and between Univision Communications Inc., Broadcasting Media Partners, Inc. and Randel A. Falco.

10.16(b)†	Second Amendment to Employment Agreement, dated as of October 16, 2014, by and between Univision Communications Inc., Broadcasting Media Partners, Inc. and Randel A. Falco.

10.17†	Amended and Restated Employment and Non-Competition Agreement, dated as of June 30, 2015, by and between Univision Communications Inc. and Francisco J. Lopez-Balboa.

Exhibit Number	Description of Exhibits

10.18†	Employment Agreement, dated as of March 5, 2014, by and between Univision Communications Inc. and Roberto Llamas.

10.19†	Amended and Restated Employment Agreement, dated as of October 7, 2015, by and between Univision Communications Inc. and Peter Lori.

10.20†	Amended and Restated Employment Agreement, dated as of October 12, 2015, by and between Univision Communications, Inc., Univision Holdings, Inc. and Jonathan Schwartz.

10.21*	Form of Option Award Agreement, under the 2016 Equity Incentive Plan

10.22*	Form of Restricted Stock Unit Award Agreement, under the 2016 Equity Incentive Plan

10.23†	Amended and Restated Option Award Agreement, granted as of January 17, 2011, by and between Broadcasting Media Partners, Inc. and Randel A. Falco.

10.24†	Amended and Restated Option Award Agreement, granted as of October 24, 2011, by and between Broadcasting Media Partners, Inc. and Randel A. Falco.

10.25†	Restricted Stock Unit Award Agreement, granted as of September 18, 2013, by and between Broadcasting Media Partners, Inc. and Randel A. Falco.

10.26†	Option Award Agreement, granted as of December 12, 2014, by and between Broadcasting Media Partners, Inc. and Randel A. Falco.

10.26(a)†	Option Award Agreement, granted as of December 22, 2015, by and between Univision Holdings Inc. (f/k/a Broadcasting Media Partners, Inc.) and Randel A. Falco.

10.27†	Option Award Agreement, granted as of April 29, 2011, by and between Broadcasting Media Partners, Inc. and Andrew Hobson.

10.28†	Restricted Stock Unit Award Agreement, granted as of April 29, 2011, by and between Broadcasting Media Partners, Inc. and Andrew Hobson.

10.29†	Restricted Stock Unit Award Agreement, granted as of September 18, 2013, by and between Broadcasting Media Partners, Inc. and Andrew Hobson.

10.30†	Option Award Agreement, granted as of December 12, 2014, by and between Broadcasting Media Partners, Inc. and Andrew Hobson.

10.31†	Option Award Agreement, granted as of March 1, 2011, by and between Broadcasting Media Partners, Inc. and Roberto Llamas.

10.32†	Restricted Stock Unit Award Agreement, granted as of September 18, 2013, by and between Broadcasting Media Partners, Inc. and Roberto Llamas.

10.33†	Option Award Agreement, granted as of December 12, 2014, by and between Broadcasting Media Partners, Inc. and Roberto Llamas.

10.33(a)†	Option Award Agreement, granted as of December 22, 2015, by and between Univision Holdings Inc. (f/k/a Broadcasting Media Partners, Inc.) and Roberto Llamas.

10.34†	Option Award Agreement, granted as of January 3, 2011, by and between Broadcasting Media Partners, Inc. and Peter H. Lori.

10.35†	Restricted Stock Unit Award Agreement, granted as of September 18, 2013, by and between Broadcasting Media Partners, Inc. and Peter H. Lori.

10.36†	Option Award Agreement, granted as of December 12, 2014, by and between Broadcasting Media Partners, Inc. and Peter H. Lori.

Exhibit Number	Description of Exhibits

10.37†	Restricted Stock Unit Award Agreement, granted as of May 4, 2015, by and between Broadcasting Media Partners, Inc. and Peter H. Lori.

10.37(a)†	Option Award Agreement, granted as of December 22, 2015, by and between Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.) and Peter H. Lori.

10.38†	Option Award Agreement, granted as of December 1, 2012, by and between Broadcasting Media Partners, Inc. and Jonathan Schwartz.

10.39†	Restricted Stock Unit Award Agreement, granted as of May 19, 2015, by and between Broadcasting Media Partners, Inc. and Jonathan Schwartz.

10.40†	Option Award Agreement, granted as of December 22, 2015, by and between Univision Holdings, Inc. (f/k/a Broadcasting Media Partners, Inc.) and Jonathan Schwartz.

10.41†	Restricted Stock Unit Award Agreement, granted as of May 7, 2015, by and between Broadcasting Media Partners, Inc. and Francisco J. Lopez-Balboa.

10.41(a)	Restricted Stock Unit Award Agreement, granted as of April 26, 2016, by and between Broadcasting Media Partners, Inc. and Francisco J. Lopez-Balboa.

10.41(b)	Option Award Agreement, granted as of April 26, 2016, by and between Broadcasting Media Partners, Inc. and Francisco J. Lopez-Balboa.

10.41(c)	Option Award Agreement, granted as of June 15, 2016, by and between Univision Holdings, Inc. and Francisco J. Lopez-Balboa.

10.41(d)	Restricted Stock Unit Award Agreement, granted as of June 15, 2016, by and between Univision Holdings, Inc. and Francisco J. Lopez-Balboa.

10.41(e)	Restricted Stock Unit Award Agreement, granted as of June 15, 2016, by and between Univision Holdings, Inc. and Francisco J. Lopez-Balboa.

10.42	Severance and General Release Agreement, dated as of March 1, 2016, by and between Roberto Llamas and Univision Communications Inc.

21.1†	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Ernst & Young LLP.

23.3*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

24.2†	Power of Attorney.

24.3	Power of Attorney.

*	To be filed by amendment.
†	Previously filed or incorporated by reference.
+	Portions of this exhibit have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.